05007638

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smiths Group PLC

*CURRENT ADDRESS 765 Finchley Road
London
NW 11 8DS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

FILE NO. 82- 34872 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT :

Documents Filed with Companies House from August 1, 2003 to April 28, 2005

1. Form 403(a) (Declaration of satisfaction in full or in part of mortgage/charge), filed September 17, 2003.
2. Directors' Report and Financial Statements 2003.
3. Annual Review 2003.
4. Resolutions passed as items of special business at the 2003 Annual General Meeting, filed November 15, 2003.
5. Form 288(a) (Appointment of director), filed December 23, 2003.
6. Form 363(a) (Annual Return), filed January 8, 2004.
7. Form 288(a) (Appointment of director), filed February 20, 2004.
8. Form 288(a) (Appointment of director), filed May 1, 2004.
9. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
10. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
11. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
12. Form 288(b) (Terminating appointment of director), filed September 23, 2004.
13. Form 288(a) (Appointment of director), filed September 23, 2004.
14. Form 288(c) (Change of Particulars for director or secretary), filed October 9, 2004.
15. Directors' Report and Financial Statements 2004.
16. Annual Review 2004.
17. Resolutions passed as items of special business at the 2004 Annual General Meeting, filed November 19, 2004.
18. Form 288(b) (Terminating appointment of director), filed November 19, 2004.
19. Form 288(c) (Change of Particulars for director or secretary), filed December 4, 2004.
20. Form 288(b) (Terminating appointment of director), filed January 20, 2005.
21. Form 288(c) (Change of Particulars for director or secretary), filed February 9, 2005.
22. Form 363(a) (Annual Return), filed February 15, 2005.
23. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
24. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
25. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
26. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
27. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
28. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
29. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
30. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
31. Form 403(a) (Declaration of satisfaction in full or in part of mortgage/charge), filed March 4, 2005.
32. Forms 88(2) (Return of Allotment of Shares), filings submitted between April 1, 2003 and April 28, 2005

M

CHFP025

Please do not write in this margin

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

RECEIVED
2005 MAY -2 A 8:07
OF INTERNATIONAL CORPORATE FINANCE

403a

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use: 1101

Company number: 00137013

Name of company

* Insert full name of company

*SMITHS GROUP PLC

I, DAVID PETER LILLYCROP

of STOCKWELL LANE FARM, STOCKWELL LANE, MEADLE, AYLESBURY, BUCKS. ENGLAND, HP17 9UG.

† Delete as appropriate

[a director] [the secretary] XXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXX † of the above company, do solemnly and sincerely declare that the ~~debt~~ land for which the charge described below was given has been paid or satisfied in **(full)** XXXX †

‡ Insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc.

Date and Description of charge ‡ DEED OF COVENANT AND CHARGE DATED 02.02.93

§ The date of registration may be confirmed from the certificate

Date of Registration § 05.02.93

Name and address of [chargee] XXXXXXXXXXXXXXXXXXXXXXXX COMMISSION FOR THE NEW TOWNS

ø Insert brief details of property

Short particulars of property charged ø THAT PART OF SITE 6 NORTH MOONS MOAT INDUSTRIAL ESTATE REDDITCH IN THE COUNTY OF WORCESTER.

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835.

Declared at 765 FINCHLEY ROAD LONDON NW11

Declarant to sign below

[signature]

Day		Month		Year			
1	0	0	9	2	0	0	3

on 10 09 2003

before me [signature]

A ~~Commissioner for Oaths~~ or Notary Public ~~or Justice of the Peace or Solicitor having the powers conferred on a Commissioner for Oaths~~

RICHARD G. ROSSER
NOTARY PUBLIC LONDON

Presentor's name, address and reference (if any):

Reynolds Porter Chamberlain
Chichester House
278/282 High Holborn
London
WC1V 7HA
KLR/PJB/SMI105.20

For official use
Mortgage section | Post room

Notes

The address for companies registered in England and Wales or Wales is:-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

REGISTER of Charges, Memoranda of Satisfaction and Receivers Details

N.B. Searchers may find it desirable to refer to the mortgage documents for more detailed particulars

SMITHS GROUP PLC — 00137013

(1) Date of Registration	**05/02/1993**
Serial Number of Document on File	
(2) Charge Number	**10**
(3) Date of Creation of the Charge and Description of it.	**02/02/93** **DEED OF COVENANT AND CHARGE**
(4) Date of the Acquisition of the Property.	
(5) Amount Secured by the Charge	ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE CHARGEE UNDER THE TERMS OF THE DEED.
(6) Short Particulars of the Property Charged	THAT PART OF SITE 6 NORTH MOONS MOAT INDUSTRIAL ESTATE REDDITCH IN THE COUNTY OF WORCESTER.
(7) Names of the Persons Entitled to the Charge	COMMISSION FOR THE NEW TOWNS

Particulars Relating to the Issues of Debentures of a Series

(8) Total Amount Secured by a Series of Debentures	(9) Dates and Amounts of Each Issue of the Series		(10) Dates of the Resolutions Authorising the Issue of the Series	(11) Date of the Covering Deed
	Date	Amount		
(12) General Description of the Property Charged				
(13) Names of the Trustees for the Debenture Holders				

(14) Amount or Rate of percent of the Commission Allowance or Discount	

(15) Memoranda of Satisfaction	Full/Partial	Date
	FULLY	17/09/03

(16) Receiver(s) or Manager(s)	Name	Date of Appointment	Date of Ceasing to Act

Company Number 137013

smiths

At the Annual General Meeting of Smiths Group plc, held on 11 November 2003 at 10 Aldermanbury, London EC2V 7RF, the following resolutions were passed as special business :

Special business

9. Ordinary resolution :

That, in accordance with Article 6 of the Articles of Association of the company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £46,629,434 in aggregate (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

10. Special resolution :

That, in accordance with Article 7 of the Articles of Association of the company, the directors be and are hereby authorised to allot equity securities for cash, and for the purposes described in paragraph (b) of Article 7, the nominal amount to which this power is limited shall be £6,994,415 (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 95 of the Companies Act 1985 shall cease to have effect.

11. Special resolution :

That, in Accordance with Article 11 of the Articles of Association of the company, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company ("ordinary shares") provided that :

(a) the maximum number of ordinary shares hereby authorised to be purchased is 55,955,321;
(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;
(c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;
(d) the authority hereby conferred shall expire at the conclusion of the next general meeting of the company, unless such authority is renewed at such time ; and
(e) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

KEITH ORRELL-JONES
CHAIRMAN

CERTIFIED A TRUE COPY .... G M NORRIS – DEPUTY GROUP SECRETARY

Secretariat CM

RECEIVED

2005 MAY -2 A 9:02

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	12	2003	†Date of Birth	16	01	1947

Appointment form

Appointment as director ☑ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): PETER JOHN

Surname: JACKSON

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: FLAT C, 6 ROLAND GARDENS.

Post town: London Postcode: SW7 3PH

County / Region: Country: England

†Nationality: British †Business occupation: CHIEF EXECUTIVE

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 16.12.2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18.12.2003

(**~~a director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.

Tel

...umber DX exchange

...you have completed and signed the form please send it to the ...trar of Companies at:

...anies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
...mpanies registered in England and Wales

or

...panies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 137013

† Directors only. †Other directorships

A.B.F. HOLDINGS LIMITED, 23/07/2002

A.B.F. PROPERTIES LIMITED, 23/07/2002

ABF (NO.2) LIMITED, 23/07/2002

ABF INVESTMENTS PLC

ABF OVERSEAS LIMITED, 23/07/2002

ABNA LIMITED, 08/02/2001

ABR FOODS LIMITED, 08/09/2000

ASSOCIATED BRITISH FOODS PLC

ATLANTIS FOOD INGREDIENTS LIMITED, 23/07/2002

BRITISH SUGAR (OVERSEAS) LIMITED, 11/02/2002

BRITISH SUGAR ALLIED PRODUCTS LIMITED, 23/07/2002

BRITISH SUGAR FOUNDATION, 25/05/1999

C. CZARNIKOW LIMITED, 10/04/2002

CHIBNALLS HOLDINGS LIMITED, 23/07/2002

EASTBOW SECURITIES LIMITED, 23/07/2002

FOOD AND DRINK FEDERATION (THE), 30/05/2002

GERMAIN'S (U.K.) LIMITED, 23/07/2002

PARK NORTH INVESTMENTS LIMITED, 23/07/2002

PARKSTONE BAKERIES LIMITED, 23/07/2002

SERPENTINE SECURITIES LIMITED, 23/07/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 137013

† Directors only. †Other directorships

TRIDENT FEEDS LIMITED, 23/07/2002

WEREHAM GRAVEL COMPANY LIMITED (THE), 23/07/2002

WESTON FOODS LIMITED, 23/07/2002

WORLD SUGAR RESEARCH ORGANIZATION

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and *need not give the name by which that person was* known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Secretariat CM

015866/15

RECEIVED

363a

BULK 2005 MAY -2 A

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 137013

Company Name in full SMITHS GROUP PLC

Date of this return
The information in this return is made up to

Day Month Year
11/12/2003

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
11/12/2004

Registered Office
Show here the address **at the date of this return.**

765 FINCHLEY ROAD

*Any change of registered office **must** be notified on form 287.*

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

COMPANIES HOUSE 08/01/04

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX UK Postcode: BN99 6DA

Company type

Please tick the appropriate box

Public limited company	✔
Private company limited by shares	☐
Private company limited by guarantee without share capital	☐
Private company limited by shares exempt under section 30	☐
Private company limited by guarantee exempt under section 30	☐
Private unlimited company with share capital	☐
Private unlimited company without share capital	☐

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): DAVID PETER

Surname: LILLYCROP

Address ††

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

STOCKWELL LANE FARM

STOCKWELL LANE, MEADLE

Post town: AYLESBURY

County / Region: BUCKINGHAMSHIRE UK Postcode: HP17 9UG

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 1 6 / 0 1 / 1 9 4 7

Forename(s): PETER JOHN

Surname: JACKSON

☐ **Address ††**: FLAT C

6 ROLAND GARDENS

Post town: London

County / Region:

UK Postcode: S W 7 3 P H

Country: England

Nationality: British

Business occupation: CHIEF EXECUTIVE

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day / Month / Year): 1 9 / 0 3 / 1 9 3 7

Forename(s): NIGEL HUGH ROBERT ALLEN

Surname: BROOMFIELD

☐ **Address ††**: THE WEST WING

DITCHLEY PARK, ENSTONE

Post town: CHIPPING NORTON

County / Region: OXFORDSHIRE

UK Postcode: O X 7 4 E P

Country: England

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 29/03/1946

Forename(s): KEITH OLIVER

Surname: BUTLER-WHEELHOUSE

☐ **Address ††**: The Orchard

Sudbury Hill

Post town: Harrow-on-the-Hill

County / Region: Middlesex

UK Postcode: HA1 3NA

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day / Month / Year): 07/10/1939

Forename(s): COLIN MICHAEL

Surname: CHANDLER

☐ **Address ††**: FOXHILL

FARNHAM ROAD, ELSTEAD

Post town: GODALMING

County / Region: SURREY

UK Postcode: GU8 6LE

Country: England

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Dr

Date of Birth (Day / Month / Year): 17/01/1947

Forename(s): JOHN

Surname: FERRIE

☐ **Address** ††: STAG WOOD

RINGSHALL

Post town: BERKHAMSTEAD

County / Region: HERTFORDSHIRE

UK Postcode: HP4 1LU

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 14/12/1948

Forename(s): JULIAN MICHAEL

Surname: HORN-SMITH

☐ **Address** ††: WOODVIEW

EASTCOMBE

Post town: STROUD

County / Region: GLOUCESTERSHIRE

UK Postcode: GL6 7EE

Country: England

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 2 8 / 0 5 / 1 9 4 7

Forename(s): LAWRENCE HENRY NEIL

Surname: KINET

☐ **Address** ††: 25 ABERCORN PLACE

ST JOHNS WOOD

Post town: LONDON

County / Region:

UK Postcode: N W 8 9 D X

Country: England

Nationality: United States Citizen

Business occupation: Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

* Style / Title: Mr

Date of Birth (Day / Month / Year): 0 7 / 1 1 / 1 9 4 9

Forename(s): JOHN

Surname: LANGSTON

☐ **Address** ††: FALKENHORST

11A ESHER PARK AVENUE

Post town: ESHER

County / Region: SURREY

UK Postcode: K T 1 0 9 N X

Country: England

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 12/06/1956

Forename(s): DAVID PETER

Surname: LILLYCROP

Address ††: ☐ STOCKWELL LANE FARM

STOCKWELL LANE, MEADLE

Post town: AYLESBURY

County / Region: BUCKINGHAMSHIRE — UK Postcode: HP17 9UG

Country: England — **Nationality**: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 20/01/1945

Forename(s): EINAR

Surname: LINDH

Address ††: ☐ Coombe End Cottage

Golf Club Drive

Post town: Kingston

County / Region: Surrey — UK Postcode: KT2 7DF

Country: England — **Nationality**: British

Business occupation: Chartered Accountant

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 0 3 / 1 2 / 1 9 4 3

Forename(s): ROBERT WHITE

Surname: O'LEARY

☐ **Address ††**: P O Box 7274

Post town: Rancho Santa Fe

County / Region: California

UK Postcode: 9 2 0 6 7

Country: United States

Nationality: United States Citizen

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 1 5 / 0 7 / 1 9 3 7

Forename(s): KEITH

Surname: ORRELL-JONES

☐ **Address ††**: 6 GERALD ROAD

Post town: LONDON

County / Region:

UK Postcode: S W 1 W 9 E Q

Country: England

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 06/09/1946

Forename(s): ALAN MATTHEW

Surname: THOMSON

☐ **Address** ††: CLOVER HILL

OLD WARWICK ROAD

Post town: LAPWORTH

County / Region: WARWICKSHIRE

UK Postcode: B94 6LD

Country:

Nationality: British

Business occupation: Chartered Accountant

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title:

Date of Birth (Day Month Year): __/__/____

Forename(s):

Surname:

☐ **Address** ††:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORD 25p	560,974,234	£ 140,243,558.50
Totals	560,974,234	£ 140,243,558.50

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☑
A full list of shareholders is enclosed	☐	☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 05.01.2004

† Please delete as appropriate.

† a ~~director~~ /secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visiable to searchers of the public record.

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.

Tel

DX number DX exchange

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	Country of Incorporation	Proportion of nominal value of shares held
AB Forsheda Finans	Sweden	100
ABPH Ltd	UK	100
Adaptaflex GmbH	Germany	100
ADE Hire Ltd	UK	100
ADE-HML (Singapore) Pte Ltd	Singapore	100
ADE-HML Ltd	UK	100
AEL Components Ltd	UK	100
Aero and Industrial Machining Ltd	UK	100
Aero and Industrial Services Ltd	UK	100
Aero and Industrial Technology Ltd	UK	100
Aero Electronics (Scoba) Ltd	UK	100
Aerocontracts (International) Ltd	UK	100
Aerocontracts Ltd	UK	100
Aerospares Ltd	UK	100
Aerostructures Hamble Ltd	UK	100
Agi Obsermet Ltd	UK	100
Agicom Ltd	UK	100
Air Movement (Holdings) Limited	UK	100
Air-Log Ltd	UK	100
Airmaster Installations Limited	UK	100
Airpel Filtration Ltd	UK	100
Akita Oil Seal Co Ltd	Japan	5.1
Alfred Herbert Ltd	UK	100
Alnery No 1171 Ltd	UK	100
Andersen Samplers BV	Netherlands	100
Aviation Engineering & Maintenance (Stansted) Ltd	UK	100
Avon Medical Limited	UK	100
Barringer Europe SARL (France)	France	100
Barringer Instruments Limited (Canada)	Canada	100
Barwell Machine Services Ltd	UK	100
Barwell Rubber Products Ltd	UK	100
Barwell Technology Ltd	UK	100
BCI, Inc.	USA	100
Beagle Aircraft (Wokingham) Ltd	UK	100
Beagle Aircraft Ltd	UK	100
Beamtone Limited	UK	100
Belhen S.A.	France	100
BenzingVentilatoren GmbH	Germany	100
Botanic House Trustees Limited	UK	100
Bradley Electronics Ltd	UK	100
Brevetron S.A.	Switzerland	100
BTC Venture Ltd	UK	100
Busak + Luyken Espana SA	Spain	100
Busak + Shamban A/S	Denmark	100
Busak + Shamban A/S	Norway	100
Busak + Shamban AB	Sweden	100
Busak + Shamban Beteiligungs-GmbH	Germany	100
Busak + Shamban BV	Netherlands	100
Busak + Shamban Canada Inc	Canada	100
Busak + Shamban Co Ltd	Taiwan	100
Busak + Shamban Consulting srl	Italy	100
Busak + Shamban EOO	Bulgaria	100
Busak + Shamban GmbH	Germany	100
Busak + Shamban GmbH	Austria	100
Busak + Shamban Holding BV	Netherlands	100
Busak + Shamban KK	Japan	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	Country of Incorporation	Proportion of nominal value of shares held
Busak+Shamban Ltd	Korea	75
Busak + Shamban Ltd	UK	100
Busak and Shamban Ltd	Hong Kong	100
Busak + Shamban ME Ltd	UK	100
Busak + Shamban Oy	Finland	100
Busak + Shamban Pte Ltd	Singapore	100
Busak + Shamban SA	Belgium	100
Busak + Shamban SAS	France	100
Busak + Shamban SA	Spain	100
Busak + Shamban SA	Switzerland	100
Busak + Shamban Seals and Bearings Pte Ltd	India	80
Busak+Shamban SpA	Italy	100
Busak + Shamban Sp.zo.o	Poland	100
Busak + Shamban sro	Czech Republic	100
Busak + Shamban (Wuhan) Company Ltd	PRC	100
Captain Industries Inc	Japan	21
Ceewood Developments Limited	UK	100
Ceewood Estates Limited	UK	100
Ceewood Housing Limited	UK	100
Chartco Limited	UK	60
Claude Rye Bearings Limited	UK	100
Compañia Emc Tecnologia S.A.	Costa Rica	100
Concord Laboratories Limited	UK	100
Crane Packing (Pty) Ltd	South Africa	100
Crane Packing Ltd	UK	100
CVE Trustees Limited	UK	100
Cybertronics Ltd	UK	100
Cyclam SAS	France	100
Dan Chambers Manufacturing Limited	Eire	100
Dart Herald (Support) Ltd	UK	100
Davall Holland BV	Netherlands	100
Davall Stock Gears Ltd	UK	100
Deltec, Inc.	USA	100
DLI Ltd	UK	10
Domain Magnetics Ltd	UK	100
Downs Surgical International Limited	UK	100
Dowty Aerospace Aviation Services Pte Ltd	Singapore	100
Dowty Aerospace Ltd	UK	100
Dowty Automotive (Malta) Ltd	Malta	100
Dowty Circuits Ltd	UK	100
Dowty Communications Ltd	UK	100
Dowty Computer Graphics Ltd	UK	100
Dowty Defence and Air Systems Ltd	UK	100
Dowty Electrics Ltd	UK	100
Dowty Electronic Components Ltd	UK	100
Dowty Exports Ltd	UK	100
Dowty Fuel Systems Ltd	UK	100
Dowty Group PLC	UK	100
Dowty Group Services Ltd	UK	100
Dowty Holding NV il	Netherlands	100
Dowty Hoybond Ltd	UK	85
Dowty Information Systems Ltd	UK	100
Dowty International Holdings Ltd	UK	100
Dowty Isle Of Man Holdings	Isle of Man	100
Dowty Maritime Ltd	UK	100
Dowty O Rings North America Inc	USA	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	Country of Incorporation	Proportion of nominal value of shares held
Dowty Power Conversion Ltd	UK	100
Dowty Power Electronics Ltd	UK	100
Dowty Properties Ltd	UK	100
Dowty Seals Ltd	UK	100
Dowty Surepower Ltd	UK	100
Dowty Treasury Ltd	UK	100
Dowty-Mexus International SA de CV	Mexico	100
Dowty-TI Ltd	UK	100
Dutch Finance Partnership	Netherlands	100
Ebtec Corp	USA	100
Eika Corp	Japan	51
EIS Group PLC	UK	100
EIS Holding GmbH	Germany	100
EMC Technology, Inc.	USA	100
Flagtown Ltd	UK	100
Flexible Ducting Limited	UK	100
Flexible Technologies (Canada) Limited	Canada	100
Flexible Technologies, Inc	USA	100
Flexible Tubing & Fittings (Dudley) Limited	UK	100
Flexible Tubing & Fittings Limited	UK	100
Flexibox (Northern Ireland) Ltd	UK	100
Flexibox (Pty) Ltd	South Africa	100
Flexibox International Ltd	UK	100
Flexibox KK	Japan	100
Flexibox Ltd	UK	100
Flexibox Oy	Finland	100
Flexibox Pty Ltd	Australia	100
Flexibox Ufa	Russia	50
Flexiservice Ltd	UK	100
Flexschlauch Produktions Gmbh	Germany	100
Flight Navigation Limited	UK	100
Flightspares International (California) Inc	USA	100
Flightspares International (Florida) Inc	USA	100
Flightspares International (Pty) Ltd	South Africa	100
Flightspares Ltd	UK	100
Flightspares Pte Ltd	Singapore	100
Flightspares Pty Ltd	Australia	100
Fliteline Limited	UK	100
Florida Rf Labs, Inc.	USA	100
Flowline Grilles Limited	UK	100
Fluidrive Engineering Co (Hucknall) Ltd	UK	100
Fluidrive Fluid Couplings Pty Ltd	Australia	100
Fluoro Precision Ltd	UK	100
Flying Facilities Ltd	UK	10
Foray 240 Ltd	UK	100
Foray 306 Limited	UK	100
Forsheda A/S	Denmark	100
Forsheda AB	Sweden	100
Forsheda AS	Norway	100
Forsheda BV	Netherlands	100
Forsheda Industrial Polymer AB	Sweden	100
Forsheda Mecania AB	Sweden	100
Forsheda Pipe Seal AB	Sweden	100
Forsheda Plast AB	Sweden	100
Forsheda SA	France	100
Forsheda SA	Spain	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	**Country of Incorporation**	**Proportion of nominal value of shares held**
Forsheda Scand AB	Sweden	100
Fortune Srl	Italy	100
Francis Shaw & Co (Manchester) Ltd	UK	100
Francis Shaw (Cable) Machinery Ltd	UK	100
Francis Shaw (Plastics) Machinery Ltd	UK	100
Francis Shaw plc	UK	100
George Maclellan Holdings Limited	UK	100
Global Sealing Solutions Ltd	UK	100
Global TI Ltd	UK	100
Gorizont - Kelvin Hughes	Russia	45
Graham Gear Co Ltd	UK	100
Graseby Flexitech Limited	UK	100
Graseby Gk Hascal Limited	UK	100
Graseby Group Nominees Limited	UK	100
Graseby Infrared Limited	UK	100
Graseby Investment Trustees Limited	UK	100
Graseby Limited	UK	100
Graseby Medical Ireland Limited	Ireland	100
Graseby Medical Limited	UK	100
Graseby Microsystems Limited	UK	100
Graseby Overseas Holdings Limited	UK	100
Graseby Pension Trustees Limited	UK	100
Gresham Lion Electronics Ltd	UK	100
GSF Europe BV	Netherlands	100
GSG General Seal Group srl	Italy	100
H & V Supplies Limited	UK	100
H.G. Wallace Limited	UK	100
Hamble Advanced Composites Ltd	UK	100
Hamble Aeroservices Ltd	UK	100
Hamble Computing Ltd	UK	100
Hamble Design Services Ltd	UK	100
Hamble Group Ltd	UK	100
Hamble Military Ltd	UK	100
Hamble Repair Station Ltd	UK	100
Hamble Structures Ltd	UK	100
Hamble Tooling Ltd	UK	100
Hamble Transparencies Ltd	UK	100
Hardwicke International Ltd	UK	100
Heimann Biometric Systems GmbH	Germany	100
Heimann Systems Corp	USA	100
Heimann Systems Gmb	Germany	100
Heimann Systems Inc	Canada	90
Heimann Systems Pte Ltd	Singapore	100
Heimann Systems SA	France	100
Henry Hughes & Son Limited	UK	100
Hypertac Gmbh	Germany	100
Hypertac Limited	UK	100
Hypertac SA	France	100
Hypertac SpA	Italy	100
Hypertronics Corporation	USA	100
Icore International GmbH	Germany	100
Icore International Limited	UK	100
Icore International, Inc	USA	100
Iloman Engineering Ltd	Isle of Man	100
Immobs SARL	France	86.6
Industrias John Crane de Mexico CV	Mexico	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	Country of Incorporation	Proportion of nominal value of shares held
Interplas S.A.	Switzerland	100
Interseal Nederland BV	Netherlands	100
J.D. Potter Limited	UK	100
Japan Medico Company Limited	Japan	62.02
John Crane (Japan) Inc	Japan	49
John Crane (Korea) Co Ltd	South Korea	100
John Crane (Switzerland) AG	Switzerland	100
John Crane Argentina SA	Argentina	100
John Crane Australia Pty Ltd	Australia	100
John Crane Benelux SA	Belgium	100
John Crane Canada Inc	Canada	100
John Crane Caribe Ltd	Puerto Rico	100
John Crane Cayman Ltd	Cayman Islands	100
John Crane Central CA	Venezuela	100
John Crane Chile SA	Chile	100
John Crane Colombia SA	Colombia	100
John Crane Egypt LLC	Egypt	100
John Crane Europe Ltd	UK	100
John Crane Finland Oy	Finland	100
John Crane Flexibox Private Limited	India	100
John Crane France SAS	France	100
John Crane GmbH	Germany	100
John Crane Hong Kong Ltd	Hong Kong	100
John Crane Hungary Kft	Hungary	100
John Crane Iberica SA	Spain	100
John Crane Inc	USA	100
John Crane International Inc	USA	100
John Crane International Ltd	UK	100
John Crane Investments Ltd	UK	100
John Crane Ireland Ltd	Eire	100
John Crane Italia SpA	Italy	100
John Crane Middle East FZE	UAE	100
John Crane Oriente CA	Venezuela	100
John Crane Paraguai CA	Venezuela	100
John Crane Poland Sp zo o	Poland	100
John Crane Pty Ltd	South Africa	100
John Crane s de RL de CV	Mexico	100
John Crane Sealol (India) Ltd	India	100
John Crane Sigma as	Czech Republic	100
John Crane Singapore Pte Ltd	Singapore	100
John Crane Sverige AB	Sweden	100
John Crane Taiwan Inc	Taiwan	100
John Crane (Thailand) Ltd	Thailand	100
John Crane Tianjin Ltd	China	66.63
John Crane UK Ltd	UK	100
John Crane Venezuela CA	Venezuela	100
John Crane Zulia CA	Venezuela	100
Kelvin Hughes AS	Norway	100
Kelvin Hughes (Singapore) Pte Ltd	Singapore	100
Kelvin Hughes Limited	UK	100
Kelvin Hughes Observator B.V.	Netherlands	100
Kelvin, Bottomley & Baird Limited	UK	100
Kiinteisto Oy Ainolantie 21	Finland	100
King Fifth Wheel Co	USA	100
Kontak Manufacturing Company Ltd	UK	100
L.E.A. International, Inc.	USA	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	**Country of Incorporation**	**Proportion of nominal value of shares held**
Laboratoire Portex S.A.	France	100
Lambda Novatronics Inc.	USA	100
Lapmaster International Ltd	UK	100
Level 1, Inc	USA	100
Lewis & Saunders Inc	USA	100
Lighthome Limited	UK	100
Lodge Ceramics Limited	UK	100
Lodge Ignition Limited	UK	75
Lokata Limited	UK	100
Lokata North America Inc	Canada	100
M.J.A. Dynamics Limited	UK	100
Malesherbes Initiatives SA	France	100
Matburn Limited	UK	100
Metastream Turbo Ltd	UK	100
MI4 SA	France	100
Micro Circuit Engineering Limited	UK	100
Mingays Ltd	UK	100
Mollart Actuations Ltd	UK	100
Mollart Aerospace Ltd	UK	100
Mollart Flight Systems Ltd	UK	100
Mollart Transmissions Ltd	UK	100
Mollart Universal Joints Ltd	UK	100
Newmarket Datasystems Limited	UK	100
Nordex Srl	Italy	100
Nova Radiotelephones Limited	UK	100
Oil Plus Ltd	UK	100
Orkot Ltd	UK	100
Oy Safematic Systems Inc	Finland	100
PGM Systems Ltd	UK	33.33
Plastic Constructions Fabrications Ltd	UK	100
PLCV Ltd	UK	100
Plenty Filters Inc	USA	10
Plenty France Sarl	France	100
Plenty India Ltd	India	100
Plenty Products Inc	USA	100
Plenty Uniquip Pty Ltd	Australia	100
Pneupac Limited	UK	100
Polymer Engineered Products Ltd	UK	100
Polymer Sealing Solutions Inc	USA	100
Polymer Sealing Solutions Ltd	UK	100
Polyphaser Corporation	USA	100
Portex Limited	UK	100
Portex, Inc	USA	100
Power Supplies Limited	UK	100
Powercam - Houdaille Inc	USA	100
Powercat Limited	UK	100
Products Fabrications Inc	USA	40
Products Machines Inc	USA	40
Project Sugar Ltd	UK	100
PT John Crane Indonesia	Indonesia	100
Pye Of Cambridge Limited	UK	100
Pyzotec Limited	UK	75
Quartz Airconditioning Co. Limited	UK	100
Quartz Limited	UK	100
Quartz Ventilation Limited	UK	100
Qubit Limited	UK	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	**Country of Incorporation**	**Proportion of nominal value of shares held**
Radio Waves, Inc.	USA	100
Radiomobile Limited	UK	100
Ram Electronics (U.K.) Limited	UK	100
Refresco Ltd	Hong Kong	100
RSP Inc	USA	100
Reynolds Rings Ltd	UK	100
Rigel Research Limited	UK	100
Ripper Systems Ltd	UK	100
Romulus Limited	Guernsey	100
Roof Units (Group) Limited	UK	100
SA (Finchley Road) Ltd	UK	100
S & H Fabricating of Europe	UK	100
SGFM BV	Netherlands	100
SGFL BV	Netherlands	100
S I A D S Management Limited	UK	100
S I Properties Limited	UK	100
S. Smith & Sons (England) Limited	UK	100
S.I. Executive Trustees Limited	UK	100
S.I. Pension Nominees Limited	UK	100
S.I. Pension Trustees Limited	UK	100
S.I. Senior Executive Trustees Limited	UK	100
S.I. Senior Management Trustees Limited	UK	100
S.I.M. Trustees Limited	UK	100
Sabritec, Inc.	USA	100
Safematic Oy	Finland	100
SCI Berlay	France	100
SCI Guipel	France	100
SCI Sodev	France	100
Scoba (London) Ltd	UK	100
Scoba Ltd	UK	100
Scoba Properties Ltd	UK	100
Scoba Systems Ltd	UK	100
Secondary Recovery Services Ltd	UK	100
Sedding Fabrications Ltd	UK	100
Sedding Machinery Ltd	UK	100
Sedding No. 1 Ltd	UK	100
Sedding No. 2 Ltd	UK	100
Sedding No. 3 Ltd	UK	100
Sedding No. 4 Ltd	UK	100
Sedding No. 5 Ltd	UK	100
Shamasia Inc	USA	100
Shamban Export SA (Switzerland)	Switzerland	100
Shamban Impervia SA	France	100
Shamban International USA	USA	100
Shameuro Inc	USA	100
SI De Saint-Aubin	France	100
SI Finance Ireland	Eire	100
SI Finco 3 Inc.	USA	100
SI Finco LLC	USA	100
SI Overseas Holdings Limited	UK	100
SI US Finance LLC	USA	100
Simcare Limited	UK	100
Simcare Manufacturing Limited	UK	100
SIMS Benelux BV (Belgium)	Belgium	100
SIMS Benelux BV (Netherlands)	Netherlands	100
SIMS Graseby Limited (Eire)	Eire	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	Country of Incorporation	Proportion of nominal value of shares held
Sims Poland Sp zo o	Poland	100
Sims Portex Limited	UK	100
SITI 1 Ltd	UK	100
SITI 2 Limited	UK	100
Skega Seals AB	Sweden	100
Skyhi Ltd	UK	100
Smiths Aerospace – France S.A.R.L.	France	100
Smiths Aerospace Canada Limited	Canada	100
Smiths Aerospace Components (Suzhou) Co Limited	PRC	100
Smiths Aerospace Electronic Systems - Yorba Linda Inc	USA	100
Smiths Aerospace Gloucester Ltd	UK	100
Smiths Aerospace Ltd	UK	100
Smiths Aerospace Pacific Service Centre Pte Ltd	Singapore	100
Smiths Aerospace Australia Pty Ltd	Australia	100
Smiths Aerospace, Inc.	USA	100
Smiths Brasil Ltda	Brazil	100
Smiths Detection - Edgewood Inc	USA	100
Smiths Detection - Crawley Ltd	UK	100
Smiths Detection - Toronto Ltd	Canada	100
Smiths Detection - Watford Ltd	UK	100
Smiths Group Deutschland GmbH	Germany	100
Smiths Group Holdings Netherlands BV	Netherlands	100
Smiths Group International Holdings Limited	UK	100
Smiths Group Italia Srl	Italy	100
Smiths Group North America, Inc.	USA	100
Smiths Group PP Inc	USA	100
Smiths Group plc	UK	100
Smiths Group Services Corp	USA	100
Smiths Group Sweden AB	Sweden	100
Smiths Group Xeh Limited	UK	100
Smiths Healthcare Limited	UK	100
Smiths Healthcare Manufacturing S.A. De C.V.	Mexico	100
Smiths Heimann Limited	UK	100
Smiths Heimann UK Limited	UK	100
Smiths Industries (Japan) Limited	Japan	100
Smiths Industries (Private) Limited	Zimbabwe	100
Smiths Industries B.V.	Netherlands	100
Smiths Industries Environmental Controls Co Ltd	UK	100
Smiths Industries Finco 1 Limited	UK	100
Smiths Industries Finco 2 Limited	UK	100
Smiths Industries Group Limited	UK	100
Smiths Industries Industrial Group Limited	UK	100
Smiths Industries International Sales Corp.	Us Virgin Is	100
Smiths Industries Limited	UK	100
Smiths Industries Management Limited	UK	100
Smiths Industries Medical Systems (China) Limited	Hong Kong	100
Smiths Industries Medical Systems Limited	UK	100
Smiths Medical Sverige AB	Sweden	100
Smiths Industries Medical Systems Pty Limited	Australia	100
Smiths Industries Overseas Limited	UK	100
Smiths Industries Spmc Limited	UK	100
Smiths Industries Xbp Limited	UK	100
Smiths Industries Xgk Limited	UK	100
Smiths Interconnect (Shanghai) Company Limited	PRC	100
Smiths Medical (South Africa) (Pty) Ltd	South Africa	100
Smiths Medical Australasia Pty Ltd	Australia	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	Country of Incorporation	Proportion of nominal value of shares held
Smiths Medical Canada Limited	Canada	100
Smiths Medical Distribution Limited	UK	100
Smiths Medical France SA	France	100
Smiths Medical Deutschland GmbH	Germany	100
Smiths Medical Limited	UK	100
Smiths Medical Osterreich GmbH	Germany	100
Smiths Nominees Limited	UK	100
Smiths Pensions Ltd	England	100
Smiths Wolverhampton Ltd	UK	100
Societe de Mechanique Magnetique	France	0.1
Sodiamex Industriels Produits SAS	France	100
Sodiamex International SAS	France	100
Specac Limited	UK	100
Specac, Inc.	USA	100
Specialised Air Movement Equipment Limited	UK	100
Specialised Elastomers Ltd	UK	100
Specified Power Devices, Inc.	USA	100
Stefa Srl	Italy	100
Stewart Hughes Limited	UK	100
STi GmbH	Germany	34
Stokes Vacuum Inc	USA	100
Strategic Technology Systems, Inc.	USA	100
Summitek Inc	USA	100
Superflexit Limited	UK	100
Surgical Equipment Supplies Limited	UK	100
Surgivet, Inc.	USA	100
Tace Limited	UK	100
Tech Development Inc.	USA	100
The Davall Gear Co Ltd	UK	100
The Davall Group Ltd	UK	100
Thermal Scientific Holdings Ltd	UK/USA	100
Thermal Scientific Inc	USA	100
Thermal Scientific Investments Ltd	UK/USA	100
TI Corporate Services Ltd	UK	100
TI & Dowty Pensions Ltd	UK	100
TI Domestic Appliances International Ltd	UK	100
TI Global Ltd	UK	100
TI Group Automotive Systems Argentina SA	Argentina	100
TI Group Holdings (Sweden) AB	Sweden	100
TI Group Insurance Ltd	UK	100
TI Group Ltd	UK	100
TI Group Sealing Solutions Ltd	UK	100
TI Group Spain SA	Spain	100
TI Group Trustees Ltd	UK	100
TI Gulf (Private) Ltd	Dubai	40
TI Leasing (Holdings) Ltd	UK	100
TI Leasing Ltd	UK	100
TI Levels Ltd	UK	100
TI Ltd	UK	100
TI Performance Plus Ltd	UK	100
TI Power Transmissions Ltd	UK	100
TI Reynolds Ltd	UK	100
TI SA	France	100
TI Sealing Solutions Ltd	UK	100
TI-Dowty Ltd	UK	100
TIGrup No.1 Ltd (formerly G & R Electronics Ltd)	UK	100

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2003 *Annexed to Annual Return in accordance with section 231(6) Companies Act 1985*	Country of Incorporation	Proportion of nominal value of shares held
TIGrup No.10 Ltd (formerly CF Taylor Hurn Ltd)	UK	100
TIGrup No.11 Ltd (formerly CF Taylor Interiors Ltd)	UK	100
TIGrup No.12 Ltd (formerly Aerocontracts Chemicals Ltd)	UK	100
TIGrup No.14 Ltd (formerly Fluidrive Engineering Co Ltd)	UK	100
TIGrup No.15 Ltd (formerly Aviation Activities Ltd)	UK	100
TIGrup No.16 Ltd (formerly Hovair Ltd)	UK	100
TIGrup No.20 Ltd (formerly Polymer Sealing Solutions Ltd	UK	100
TIGrup No 21 Limited	UK	100
TIGrup No.2 Ltd (formerly Gresham Powerdyne Ltd)	UK	100
TIGrup No.3 Ltd (formerly Powertrade Ltd)	UK	100
TIGrup No.4 Ltd (formerly Gresham Transformers Ltd)	UK	100
TIGrup No.5 Ltd (formerly Cognito Ltd)	UK	85
TIGrup No.6 Ltd (formerly Ipsen Industries Ltd)	UK	100
TIGrup No.7 Ltd (formerly Accles & Pollock Ltd)	UK	100
TIGrup No.8 Ltd (formerly Forsheda Ltd)	UK	100
TIGrup No.9 Ltd (formerly CF Taylor (Skyhi) Ltd)	UK	100
TIGrup Number 300 Ltd	UK	100
TIP (Property) Ltd	UK	100
Titeflex Corp	USA	100
Titeflex Europe SAS	France	100
Titeflex Pty Ltd	Australia	100
TI United States Ltd	USA	100
Torvac Furnaces Ltd	UK	100
Torvac Ltd	UK	100
Torvac Midland Ltd	UK	100
Torvac Processing (Sheffield) Ltd	UK	100
Torvac Services Ltd	UK	100
TPG Trustee Ltd	UK	100
Transtector Systems, Inc.	USA	100
Trapematic Oy	Finland	100
Tri-Industries Inc	USA	100
Tru-Form Inc	USA	100
Tube Investments Ltd	UK	100
Tutco, Inc	USA	100
U & G Air Movement Limited	UK	100
Ultra Electronic Communications Ltd	UK	100
Ultra Electronic Controls Ltd	UK	100
Unitex Limited	UK	100
Universal Health Care Limited	UK	100
Usoland Ltd	UK	100
Vacuum Thermal Processes (Bolton) Ltd	UK	100
Vacuum Thermal Processes (St Ives) Ltd	UK	100
Venair-Technik AG	Switzerland	100
Venture Technology Ltd	UK	100
Waverley Electronics Ltd	UK	100
Wills Engineered Polymers Ltd	UK	100
Woodville Polymer Engineering Ltd	UK	100
WS Shamban & Co A/S	Denmark	100
Yamamoto Industry Co Ltd	Japan	21.93
Zamor KG	[Germany]	95
Zwicky Engineering Ltd	UK	100
Zwicky Filters Ltd	UK	100

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 137013

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

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Secretariat CM

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of appointment	15	02	2004
†Date of Birth	12	04	1946

Appointment form

Appointment as director ☑ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: THE RT HON LORD

*Honours etc: GCMG, FRSE, PC

Forename(s): GEORGE ISLAY MACNEILL

Surname: ROBERTSON

Previous Forename(s):

Previous Surname(s):

†† Usual residential address: 2 KILBRYDE GROVE.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: DUNBLANE

Postcode: FK15 9AY

County / Region: PERTHSHIRE

Country: Scotland

†Nationality: British

†Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 15.02.2004

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 19.2.04

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Company Number 137013

† Directors only. †Other directorships

CABLE AND WIRELESS PLC

SCOTTISH NATIONAL MEMORIAL TO DAVID LIVINGSTONE TRUST

THE WEIR GROUP PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Secretariat CM

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	1 9	0 4	2 0 0 4	†Date of Birth	2 5	0 5	1 9 4 5

Appointment form

Appointment as director ☑ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): DONALD HOOD

Surname: BRYDON

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 765 FINCHLEY ROAD

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Post town: LONDON Postcode: NW11 8DS

County / Region: Country: England

†Nationality: British †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28/4/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 29/4/04

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give ...

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

COMPANIES HOUSE 27/05/04
COMPANIES HOUSE 01/05/04

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 137013

† Directors only. †Other directorships

ACTIVITI LIMITED

ALLIED DOMECQ (HOLDINGS) LIMITED, Resigned 30/1/2000

ALLIED DOMECQ FIRST PENSION TRUST LIMITED

ALLIED DOMECQ PLC

ALLIED DOMECQ SECOND PENSION TRUST LIMITED

ALLIED DOMECQ SUPPLEMENTAL PLAN TRUSTEE COMPANY LIMITED

AMERSHAM PLC, Resigned 8/4/2004

AXA ASSET MANAGEMENT LIMITED, Resigned 31/12/2002

AXA INVESTMENT MANAGERS GS LIMITED, Resigned 31/12/2002

AXA INVESTMENT MANAGERS LIMITED, Resigned 31/12/2002

AXA INVESTMENT MANAGERS UK HOLDINGS LIMITED, Resigned 31/12/2002

AXA MULTIMANAGER LIMITED, Resigned 21/7/2003

AXA REAL ESTATE INVESTMENT MANAGERS LIMITED

AXA UK PLC

EDINBURGH UK TRACKER TRUST PLC

EVERYCHILD

LME HOLDINGS LIMITED

PARALLEL VENTURES ADMINISTRATOR LIMITED, Resigned 30/9/2000

PARALLEL VENTURES GENERAL PARTNER LIMITED, Resigned 22/11/2002

PARALLEL VENTURES HOLDINGS LIMITED, Resigned 22/11/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 137013

† Directors only. †Other directorships

PARALLEL VENTURES MANAGERS LIMITED, Resigned 22/11/2002
SCOTTISH POWER PLC
THE EUROPEAN CHILDREN'S TRUST, Resigned 11/9/2002
THE LONDON METAL EXCHANGE LIMITED
EDINBURGH INCA TRUST PLC, Resigned 21/5/2001

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 27 Month 05 Year 2004

Name *Style / Title: Mr *Honours etc:

Forename(s): DONALD HOOD

Surname: BRYDON

† Date of birth: Day 25 Month 05 Year 1945

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 7 NEWGATE STREET

Post town: LONDON

County / Region:

Postcode: EC1A 7NX

Country: England

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4/6/04

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 27 Month 05 Year 2004

Name *Style / Title: Mr — *Honours etc:

Forename(s): DONALD HOOD

Surname: BRYDON

† Date of birth: Day 25 Month 05 Year 1945

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 7 NEWGATE STREET

Post town: LONDON

County / Region: Postcode: EC1A 7NX

Country: England

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4/6/04

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 27 Month 05 Year 2004

Name *Style / Title: Mr *Honours etc:

Forename(s): LAWRENCE HENRY NEIL

Surname: KINET

† Date of birth: Day 28 Month 05 Year 1947

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

Postcode: NW11 8DS

Country: England

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4/6/04

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	21	09	2004

as director ☑ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): KEITH

Surname: ORRELL-JONES

	Day	Month	Year
†Date of Birth	15	07	1937

RECEIVED 2005 MAY -2 A 8:10 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

23/09/04

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of appointment	21	09	2004
†Date of Birth	11	03	1943

Appointment form

Notes on completion appear on reverse.

Appointment as director ☑ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): DAVID JOHN

Surname: CHALLEN

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 9 ALMA TERRACE, ALLEN STREET

Post town: LONDON Postcode: W8 6QY

County / Region: Country:

†Nationality: British †Business occupation: INVESTMENT BANKER

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / secretary of the above named company

Consent signature D.J. Challen **Date** 21/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/9/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales **DX 33050 Cardiff**

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 137013

† Directors only. †Other directorships

ANGLO AMERICAN PLC
CITIBANK INTERNATIONAL PLC
CITIGROUP GLOBAL MARKETS LIMITED
CITIGROUP GLOBAL MARKETS U.K. EQUITY LIMITED
AMERSHAM PLC, resigned on 08/04/2004
ANGLIAN WATER PLC, resigned on 10/10/2000
AWG PLC, resigned on 17/01/2002
J. HENRY SCHRODER & CO. LIMITED, resigned on 24/04/2000
MORLEY COLLEGE LIMITED, resigned on 01/11/1999
THOMSON TRAVEL GROUP PLC, resigned on 15/09/2000

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars	Day	Month	Year
	21	07	2004

Name *Style / Title: Sir *Honours etc:

Forename(s): NIGEL HUGH ROBERT ALLEN

Surname: BROOMFIELD

† Date of birth	Day	Month	Year
	19	03	1937

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: HUNTINGDON HOUSE, RUE DU CLOS FALLU

Post town: TRINITY

County / Region:

Postcode: JE3 5BG

Country: Jersey

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only
**Delete as appropriate.

Signed [signature] **Date** 21/7/04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

COMPANIES HOUSE 09/10/04

Company Number 137013

RECEIVED

2005 MAY -2 A 8:11

smiths

At the Annual General Meeting of Smiths Group plc, held on 16 November 2004 at 60 Victoria Embankment, London EC4Y 0JP, the following resolutions were passed as special business :

SPECIAL BUSINESS

Ordinary resolution :

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £46,811,832 in aggregate (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

Special resolution :

That the directors be and are hereby authorised to allot equity securities for cash :

(a) in accordance with article 7 of the Company's Articles of Association; and

(b) within section 94(3A) of the Act as if section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,021,774 (such authorities to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 95 of the Act shall cease to have effect.

Special resolution :

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that :

(a) the maximum number of ordinary shares hereby authorised to be purchased is 56,174,198;

(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next general meeting of the Company, unless such authority is renewed at such time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Ordinary resolution :

(a) That Smiths Group plc be and is hereby authorised to make donations to EU political organisations and to incur EU political expenditure; and

(b) that each and every subsidiary company of Smiths Group plc (in which 50% or more of the voting rights are owned directly or indirectly by Smiths Group plc), present and future, be and is hereby authorised to make donations to EU political organisations and to incur EU political expenditure

provided that the amount of any such donations and/or expenditure in aggregate shall not exceed £100,000 per annum (such authority to expire on the day falling four years after the passing of this resolution).

For the purposes of this resolution, 'donations', 'EU political organisations' and 'EU political expenditure' shall have the meanings given to them in Part XA of the Companies Act 1985.

Ordinary resolution :

(a) That the Smiths Group Performance Share Plan (the 'Performance Share Plan'), the principal terms of which are summarised in the letter to shareholders from the Chairman dated 14 October 2004 (and Appendix 1 to that letter) and as shown in the Rules of the Performance Share Plan produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby adopted and that the directors be and are hereby authorised to do all such acts and things as they may consider appropriate to implement the Performance Share Plan; and

(b) that the directors be and are hereby authorised to vote as directors and be counted in any quorum on any matter connected with the Performance Share Plan, notwithstanding that they may be interested in the same, save that no director may vote or be counted in the quorum on any matter solely concerning his own participation therein, and that any prohibition on directors' voting shall be suspended to this extent accordingly.

Ordinary resolution :

(a) That the Smiths Group Co-Investment Plan (the 'Co-Investment Plan'), the principal terms of which are summarised in the letter to shareholders from the Chairman dated 14 October 2004 (and Appendix 2 to that letter) and as shown in the Rules of the Co-Investment Plan produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby adopted and that the directors be and are hereby authorised to do all such acts and things as they may consider appropriate to implement the Co-Investment Plan; and

(b) that the directors be and are hereby authorised to vote as directors and be counted in any quorum on any matter connected with the Co-Investment Plan, notwithstanding that they may be interested in the same, save that no director may vote or be counted in the quorum on any matter solely concerning his own participation therein, and that any prohibition on directors' voting shall be suspended to this extent accordingly.

DONALD BRYDON
CHAIRMAN

CERTIFIED A TRUE COPY .... G M NORRIS – DEPUTY GROUP SECRETARY

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	1 6	1 1	2 0 0 4

as director ☑ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Sir *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): COLIN MICHAEL

Surname: CHANDLER

	Day	Month	Year
†Date of Birth	0 7	1 0	1 9 3 9

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 18/11/04

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	0 1	1 2	2 0 0 4

Name *Style / Title: Sir *Honours etc:

Forename(s): JULIAN MICHAEL

Surname: HORN-SMITH

	Day	Month	Year
† Date of birth	1 4	1 2	1 9 4 8

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)* VODAFONE HOUSE, THE CONNECTION

Post town: NEWBURY

County / Region: BERKSHIRE Postcode: RG14 1SN

Country: England

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 2 December 2004

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	137013
Company Name in full	SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	2 0	0 1	2 0 0 5

as director ☑ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title	Mr	*Honours etc	FCA
Forename(s)	EINAR		
Surname	LINDH		

	Day	Month	Year
†Date of Birth	2 0	0 1	1 9 4 5

RECEIVED 2005 MAY -2 A 8:11 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/1/2005

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N R BURDETT
SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.
Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 07 Month 02 Year 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): DAVID JOHN

Surname: CHALLEN

† Date of birth: Day 11 Month 03 Year 1943

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

33 CANADA SQUARE, CANARY WHARF

Post town: LONDON

County / Region: Postcode: E14 5LB

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/02/05

(** ~~director~~ / secretar / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

01077015 Bulk List.

363a

cdrom

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 137013

Company Name in full SMITHS GROUP PLC

Date of this return
The information in this return is made up to

Day Month Year
11/12/2004

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
11/12/2005

Registered Office
Show here the address **at the date of this return.**

765 FINCHLEY ROAD

Any change of registered office ***must*** *be notified on form 287.*

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

A01 COMPANIES HOUSE 0479 27/01/05

hen you have completed and signed the form please send it to the egistrar of Companies at:

ompanies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Form April 2002

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX — UK Postcode: BN99 6DA

Company type

Please tick the appropriate box

- [x] Public limited company
- [ ] Private company limited by shares
- [ ] Private company limited by guarantee without share capital
- [ ] Private company limited by shares exempt under section 30
- [ ] Private company limited by guarantee exempt under section 30
- [ ] Private unlimited company with share capital
- [ ] Private unlimited company without share capital

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): DAVID PETER

Surname: LILLYCROP

Address ††

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☑

765 FINCHLEY ROAD

Post town: LONDON

County / Region: — UK Postcode: NW11 8DS

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 25/05/1945

Forename(s): DONALD HOOD

Surname: BRYDON

Address †† ☑: 7 NEWGATE STREET

Post town: LONDON

County / Region:

UK Postcode: EC1A 7NX

Country: England

Nationality: British

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 11/03/1943

Forename(s): DAVID JOHN

Surname: CHALLEN

Address †† ☑: 33 CANADA SQUARE

CANARY WHARF

Post town: LONDON

County / Region:

UK Postcode: E14 5LB

Country: England

Nationality: British

Business occupation: INVESTMENT BANKER

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 16/01/1947

Forename(s): PETER JOHN

Surname: JACKSON

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☑

Address ††: 765 FINCHLEY ROAD

Post town: London

County / Region:

UK Postcode: NW11 8DS

Country: England

Nationality: British

Business occupation: CHIEF EXECUTIVE

* Voluntary details.

Name * Style / Title: THE RT HON LORD

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 12/04/1946

Forename(s): GEORGE ISLAY MACNEILL

Surname: ROBERTSON

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☑

Address ††: 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Country: England

Nationality: British

Business occupation: COMPANY DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day / Month / Year): 1 9 / 0 3 / 1 9 3 7

Forename(s): NIGEL HUGH ROBERT ALLEN

Surname: BROOMFIELD

Address ††: ☑ 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 2 9 / 0 3 / 1 9 4 6

Forename(s): KEITH OLIVER

Surname: BUTLER-WHEELHOUSE

Address ††: ☑ 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Country: England

Nationality: British

Business occupation: Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Dr

Date of Birth (Day / Month / Year): 17/01/1947

Forename(s): JOHN

Surname: FERRIE

Address †† ☑ 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day / Month / Year): 14/12/1948

Forename(s): JULIAN MICHAEL

Surname: HORN-SMITH

Address †† ☑ VODAFONE HOUSE

THE CONNECTION

Post town: NEWBURY

County / Region: BERKSHIRE

UK Postcode: RG14 1SN

Country: England

Nationality: British

Business occupation: Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title	Mr
Date of Birth (Day Month Year)	28/05/1947
Forename(s)	LAWRENCE HENRY NEIL
Surname	KINET
Address †† ☑	765 FINCHLEY ROAD
Post town	LONDON
County / Region	
UK Postcode	NW11 8DS
Country	England
Nationality	United States Citizen
Business occupation	Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title	Mr
Date of Birth (Day Month Year)	07/11/1949
Forename(s)	JOHN
Surname	LANGSTON
Address †† ☑	765 FINCHLEY ROAD
Post town	LONDON
County / Region	
UK Postcode	NW11 8DS
Country	England
Nationality	British
Business occupation	Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 1 2 / 0 6 / 1 9 5 6

Forename(s): DAVID PETER

Surname: LILLYCROP

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☑ **Address ††**: 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

UK Postcode: N W 1 1 8 D S

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 2 0 / 0 1 / 1 9 4 5

Forename(s): EINAR

Surname: LINDH

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: COOMBE END COTTAGE

GOLF CLUB DRIVE

Post town: KINGSTON

County / Region: SURREY

UK Postcode: K T 2 7 D F

Country: England

Nationality: British

Business occupation: Chartered Accountant

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 0 3 / 1 2 / 1 9 4 3

Forename(s): ROBERT WHITE

Surname: O'LEARY

Address ††: ☑ 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Country: England

Nationality: United States Citizen

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 0 6 / 0 9 / 1 9 4 6

Forename(s): ALAN MATTHEW

Surname: THOMSON

Address ††: ☑ 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

UK Postcode: NW11 8DS

Country: England

Nationality: British

Business occupation: Chartered Accountant

Subsidiary and associated undertakings of Smiths Group plc as at 31 July 2004 Annexed to Annual Return in accordance with section 231(6) Companies Act 1985	Country of Incorporation	Proportion of nominal value held
A/S Kelvin Hughes	Denmark	100
ABPH Ltd	UK	100
Adaptaflex GmbH	Germany	100
ADE Hire Ltd	UK	100
ADE-HML (Singapore) Pte Ltd	Singapore	100
ADE-HML Ltd	UK	100
AEL Components Ltd	UK	100
Aero and Industrial Machining Ltd	UK	100
Aero and Industrial Services Ltd	UK	100
Aero Electronics (Scoba) Ltd	UK	100
Aerocontracts (International) Ltd	UK	100
Aerocontracts Ltd	UK	100
Aerospares Ltd	UK	100
Aerostructures Hamble Ltd	UK	100
Agi Obsermet Ltd	UK	100
Agicom Ltd	UK	100
Air-Log Ltd	UK	100
Airpel Filtration Ltd	UK	100
Alfred Herbert Ltd	UK	100
Alnery No 1171 Ltd	UK	100
Andersen Samplers BV	Netherlands	100
Aviation Engineering & Maintenance (Stansted) Ltd	UK	100
Avon Medical Limited	UK	100
Barringer Instruments Limited (Canada)	Canada	100
Barwell Machine Services Ltd	UK	100
Barwell Rubber Products Ltd	UK	100
Barwell Technology Ltd	UK	100
Beagle Aircraft (Wokingham) Ltd	UK	100
Beagle Aircraft Ltd	UK	100
Beamtone Limited	UK	100
Belhen S.A.	France	100
BenzingVentilatoren GmbH	Germany	100
Bradley Electronics Ltd	UK	100
Brevetron S.A.	Switzerland	100
BTC Venture Ltd	UK	100
Busak+Shamban Holding BV il	Netherlands	100
Ceewood Developments Limited	UK	100
Ceewood Estates Limited	UK	100
Chartco Limited	UK	60
Claude Rye Bearings Limited	UK	100
Compañia EMC Tecnologia S.A.	Costa Rica	100
Concord Laboratories Limited	UK	100
Crane Packing (Pty) Ltd	South Africa	100
Crane Packing Ltd	UK	100
CVE Trustees Limited	UK	100
Cybertronics Ltd	UK	100
Cyclam SAS	France	100
Dan Chambers Manufacturing Limited	Eire	100

Dart Herald (Support) Ltd	UK	100
Davall Stock Gears Ltd	UK	100
DHD Healthcare Corp	USA	100
Dionar Sp zo o	Poland	100
Dionar Tools Sl zo o	Poland	100
Domain Magnetics Ltd	UK	100
Dowty Aerospace Aviation Services Pte Ltd	Singapore	100
Dowty Aerospace Ltd	UK	100
Dowty Circuits Ltd	UK	100
Dowty Communications Ltd	UK	100
Dowty Computer Graphics Ltd	UK	100
Dowty Defence and Air Systems Ltd	UK	100
Dowty Electrics Ltd	UK	100
Dowty Electronic Components Ltd	UK	100
Dowty Exports Ltd	UK	100
Dowty Fuel Systems Ltd	UK	100
Dowty Group PLC	UK	100
Dowty Group Services Ltd	UK	100
Dowty Holding NV il	Netherlands	100
Dowty Hoybond Ltd	UK	85
Dowty Information Systems Ltd	UK	100
Dowty International Holdings Ltd	UK	100
Dowty Maritime Ltd	UK	100
Dowty Power Conversion Ltd	UK	100
Dowty Power Electronics Ltd	UK	100
Dowty Properties Ltd	UK	100
Dowty Seals Ltd	UK	100
Dowty Surepower Ltd	UK	100
Dowty Treasury Ltd	UK	100
Dowty-TI Ltd	UK	100
Dynamic Gunver Technologies (Europe) LLC	USA	100
Ebtec Corp	USA	100
EIS Group PLC	UK	100
EIS Holding GmbH	Germany	100
Flagtown Ltd	UK	100
Flexible Ducting Limited	UK	100
Flexible Technologies (Canada) Limited	Canada	100
Flexible Technologies, Inc	USA	100
Flexibox (Northern Ireland) Ltd	UK	100
Flexibox (Pty) Ltd	South Africa	100
Flexibox International Ltd	UK	100
Flexibox KK	Japan	100
Flexibox Ltd	UK	100
Flexibox Oy	Finland	100
Flexibox Pty Ltd	Australia	100
Flexibox Ufa	Russia	50
Flexiservice Ltd	UK	100
Flexschlauch Produktions GmbH	Germany	100
Flight Navigation Limited	UK	100
Flightspares International (California) Inc	USA	100
Flightspares International (Florida) Inc	USA	100
Flightspares International (Pty) Ltd	South Africa	100
Flightspares Ltd	UK	100
Flightspares Pte Ltd	Singapore	100
Flightspares Pty Ltd	Australia	100
Fliteline Limited	UK	100

Flowline Grilles Limited	UK	100
Fluidrive Engineering Co (Hucknall) Ltd	UK	100
Fluidrive Fluid Couplings Pty Ltd	Australia	100
Flying Facilities Ltd	UK	100
Foray 240 Ltd	UK	100
Francis Shaw & Co (Manchester) Ltd	UK	100
Francis Shaw (Cable) Machinery Ltd	UK	100
Francis Shaw (Plastics) Machinery Ltd	UK	100
Francis Shaw plc	UK	100
George Maclellan Holdings Limited	UK	100
Global Sealing Solutions Ltd	UK	100
Global TI Ltd	UK	100
Gorizont - Kelvin Hughes	Russia	45
Graham Gear Co Ltd	UK	100
Graseby Group Nominees Limited	UK	100
Graseby Limited	UK	100
Graseby Medical Ireland Limited	Ireland	100
Graseby Medical Limited	UK	100
Graseby Overseas Holdings Limited	UK	100
Gresham Lion Electronics Ltd	UK	100
H & V Supplies Limited	UK	100
H.G. Wallace Limited	UK	100
Hamble Advanced Composites Ltd	UK	100
Hamble Aeroservices Ltd	UK	100
Hamble Computing Ltd	UK	100
Hamble Design Services Ltd	UK	100
Hamble Group Ltd	UK	100
Hamble Military Ltd	UK	100
Hamble Repair Station Ltd	UK	100
Hamble Structures Ltd	UK	100
Hamble Tooling Ltd	UK	100
Hamble Transparencies Ltd	UK	100
Hardwicke International Ltd	UK	100
Heimann Biometric Systems GmbH	Germany	100
Hypertac GmbH	Germany	100
Hypertac Limited	UK	100
Hypertac SA	France	100
Hypertac SpA	Italy	100
Hypertronics Corporation	USA	100
Iloman Engineering Ltd	Isle of Man	100
Industrias John Crane de Mexico SA de CV	Mexico	100
John Crane (Japan) Inc	Japan	49
John Crane (Korea) Co Ltd	South Korea	100
John Crane (Switzerland) AG	Switzerland	100
John Crane Argentina SA	Argentina	100
John Crane Australia Pty Ltd	Australia	100
John Crane Benelux BV	Netherlands	100
John Crane Benelux SA	Belgium	100
John Crane Canada Inc	Canada	100
John Crane Caribe Ltd	Puerto Rico	100
John Crane Cayman Ltd	Cayman Islands	100
John Crane Central CA	Venezuela	100
John Crane Chile SA	Chile	100
John Crane Colombia SA	Colombia	100
John Crane Egypt LLC	Egypt	100
John Crane Europe Ltd	UK	100

John Crane Safematic Oy	Finland	100
John Crane Flexibox Private Limited	India	100
John Crane France SAS	France	100
John Crane GmbH	Germany	100
John Crane Hong Kong Ltd	Hong Kong	100
John Crane Hungary Kft	Hungary	100
John Crane Iberica SA	Spain	100
John Crane Inc	USA	100
John Crane International Inc	USA	100
John Crane International Ltd	UK	100
John Crane Investments Ltd	UK	100
John Crane Ireland Ltd	Eire	100
LLC John Crane Iskra	Russia	100
John Crane Italia SpA	Italy	100
John Crane Middle East FZE	UAE	100
John Crane Oriente CA	Venezuela	100
John Crane Paraguai CA	Venezuela	100
John Crane Poland Sp zo o	Poland	100
John Crane Pty Ltd	South Africa	100
John Crane S de RL de CV	Mexico	100
John Crane Sealing Systems India Pvt Ltd	India	100
John Crane Sigma as	Czech Republic	100
John Crane Singapore Pte Ltd	Singapore	100
John Crane Sverige AB	Sweden	100
John Crane Taiwan Inc	Taiwan	100
John Crane (Thailand) Ltd	Thailand	100
John Crane Tianjin Ltd	China	66.63
John Crane UK Ltd	UK	100
John Crane Venezuela CA	Venezuela	100
John Crane Zulia CA	Venezuela	100
Kelvin Hughes Service AS	Norway	100
Kelvin Hughes (Singapore) Pte Ltd	Singapore	100
Kelvin Hughes Limited	UK	100
Kelvin Hughes Nederland B.V.	Netherlands	100
Kelvin, Bottomley & Baird Limited	UK	100
Kiinteisto Oy Ainolantie 21	Finland	100
Kontak Manufacturing Company Ltd	UK	100
Laboratoire Portex S.A.	France	100
Lewis & Saunders Inc	USA	100
Lighthome Limited	UK	100
Lodge Ceramics Limited	UK	100
Lokata Limited	UK	100
M.J.A. Dynamics Limited	UK	100
Metastream Turbo Ltd	UK	100
MI4 SA	France	100
Micro Circuit Engineering Limited	UK	100
Mingays Ltd	UK	100
Mollart Actuations Ltd	UK	100
Mollart Aerospace Ltd	UK	100
Mollart Flight Systems Ltd	UK	100
Mollart Transmissions Ltd	UK	100
Mollart Universal Joints Ltd	UK	100
Nova Radiotelephones Limited	UK	100
Oil Plus Ltd	UK	100
Oy Safematic Systems Inc	Finland	100
PGM Systems Ltd	UK	33.33

Plastic Constructions Fabrications Ltd	UK	100
PLCV Ltd	UK	100
Plenty France SARL	France	100
Plenty India Ltd	India	100
Plenty Uniquip Pty Ltd	Australia	100
Pneupac Limited	UK	100
Polymer Engineered Products Ltd	UK	100
Polyphaser Corporation	USA	100
Powercam - Houdaille Inc	USA	100
Project Putney Ltd	UK	100
Project Sugar Ltd	UK	100
PT John Crane Indonesia	Indonesia	100
Pye Of Cambridge Limited	UK	100
Pyzotec Limited	UK	75
Qubit Limited	UK	100
Radio Waves, Inc.	USA	100
Radiomobile Limited	UK	100
Ram Electronics (U.K.) Limited	UK	100
Refresco Ltd	Hong Kong	100
Respiratory Support Products Inc	USA	100
Rigel Research Limited	UK	100
Ripper Systems Ltd	UK	100
Roof Units (Group) Limited	UK	100
SA (Finchley Road) Ltd	UK	100
S I A D S Management Limited	UK	100
S I Properties Limited	UK	100
S. Smith & Sons (England) Limited	UK	100
S.I. Executive Trustees Limited	UK	100
S.I. Pension Nominees Limited	UK	100
S.I. Pension Trustees Limited	UK	100
S.I. Senior Executive Trustees Limited	UK	100
S.I. Senior Management Trustees Limited	UK	100
S.I.M. Trustees Limited	UK	100
Sabritec, Inc.	USA	100
Safematic Oy	Finland	100
SCI Berlay	France	100
SCI Guipel	France	100
SCI Sodev	France	100
Scoba (London) Ltd	UK	100
Scoba Ltd	UK	100
Scoba Properties Ltd	UK	100
Scoba Systems Ltd	UK	100
Secondary Recovery Services Ltd	UK	100
Sedding Fabrications Ltd	UK	100
Sedding Machinery Ltd	UK	100
Sedding No. 1 Ltd	UK	100
Sedding No. 2 Ltd	UK	100
Sedding No. 3 Ltd	UK	100
Sedding No. 4 Ltd	UK	100
Sedding No. 5 Ltd	UK	100
SFin 1 Ltd	UK	100
SFin 2 Ltd	UK	100
SFin 3 Inc	USA	100
SFin LLC	USA	100
S G Treasury Netherlands BV	Netherlands	100
SI De Saint-Aubin	France	100

SI Finance Ireland (il)	Eire	100
SI Finco 3 Inc.	USA	100
SI Overseas Holdings Limited	UK	100
SI US Finance LLC	USA	100
Simcare Limited	UK	100
Simcare Manufacturing Limited	UK	100
Sims Poland Sp zo o	Poland	100
Sims Portex Limited	UK	100
SITI 1 Ltd	UK	100
SITI 2 Limited	UK	100
Skyhi Ltd	UK	100
Smiths Aerospace Components - Burnley Ltd	UK	100
Smiths Aerospace Components Inc	USA	100
Smiths Aerospace Components Ltd	UK	100
Smiths Aerospace Components - Manchester, CT Inc	USA	100
Smiths Aerospace Components Tyseley Ltd	UK	100
Smiths Aerospace – France S.A.R.L.	France	100
Smiths Aerospace Canada Limited	Canada	100
Smiths Aerospace Components (Suzhou) Co Limited	PRC	100
Smiths Aerospace Gloucester Ltd	UK	100
Smiths Aerospace Holdco Limited	UK	100
Smiths Aerospace Mechanical Systems - Santa Ana Inc	USA	100
Smiths Aerospace Mechanical Systems - Signal Hill Inc	USA	100
Smiths Aerospace Ltd	UK	100
Smiths Aerospace Pacific Service Centre Pte Ltd	Singapore	100
Smiths Aerospace Australia Pty Ltd	Australia	100
Smiths Aerospace, LLC	USA	100
Smiths Brasil Ltda	Brazil	100
Smiths Detection (Asia Pacific) Pte Ltd	Singapore	100
Smiths Detection - Crawley Ltd	UK	100
Smiths Detection Holdco Ltd	UK	100
Smiths Detection Inc	USA	100
Smiths Detection Investments Ltd	UK	100
Smiths Detection Montreal Inc	Canada	90
Smiths Detection - Toronto Ltd	Canada	100
Smiths Detection - Watford Ltd	UK	100
Smiths Group Deutschland GmbH	Germany	100
Smiths Group Finance II Ltd	Netherlands	100
Smiths Group Finance (Limited) BV	Netherlands	100
Smiths Group Finance (Management) BV	Netherlands	100
Smiths Group Finance BV	Netherlands	100
Smiths Group Holdings Netherlands BV	Netherlands	100
Smiths Group International Holdings Limited	UK	100
Smiths Group Insurance Ltd	UK	100
Smiths Group Italia Srl	Italy	100
Smiths Group Japan Ltd	Japan	100
Smiths Group PP Inc	USA	100
Smiths Group plc	UK	100
Smiths Group Services Corp	USA	100
Smiths Group XEH Limited	UK	100
Smiths Healthcare Limited	UK	100
Smiths Healthcare Manufacturing S.A. De C.V.	Mexico	100
Smiths Heimann GmbH	Germany	100
Smiths Heimann Italy Srl	Italy	100
Smiths Heimann SAS	France	100
Smiths Heimann Limited	UK	100

Smiths Heimann UK Limited	UK	100
Smiths Industries (Private) Limited	Zimbabwe	100
Smiths Industries B.V.	Netherlands	100
Smiths Industries Finco 1	UK	100
Smiths Industries Finco 2 Limited	UK	100
Smiths Industries Group Limited	UK	100
Smiths Industries Industrial Group Limited	UK	100
Smiths Industries Limited	UK	100
Smiths Industries Management Limited	UK	100
Smiths Industries Medical Systems Limited	UK	100
Smiths Industries Overseas Limited	UK	100
Smiths Industries SPMC Limited	UK	100
Smiths Industries XGK Limited	UK	100
Smiths Interconnect Microwave Components Inc	USA	100
Smiths Interconnect (Shanghai) Company Limited	PRC	100
Smiths Medical (South Africa) (Pty) Ltd	South Africa	100
Smiths Medical ASD Inc	USA	100
Smiths Medical Australasia Pty Ltd	Australia	100
Smiths Medical Belgium NV	Belgium	100
Smiths Medical Canada Limited	Canada	100
Smiths Medical Distribution Limited	UK	100
Smiths Medical France SA	France	100
Smiths Medical Holdco Ltd	UK	100
Smiths Medical International Inc	USA	100
Smiths Medical International Ltd	UK	100
Smiths Medical Deutschland GmbH	Germany	100
Smiths Medical Japan Ltd	Japan	100
Smiths Medical MD Inc	USA	100
Smiths Medical Limited	UK	100
Smiths Medical Nederland BV	Netherlands	100
Smiths Medical Osterreich GmbH	Austria	100
Smiths Medical PM Inc	USA	100
Smiths Medical Schweiz AG	Switzerland	100
Smiths Medical (S.E. Asia) Ltd	Hong Kong	100
Smiths Medical Sverige AB	Sweden	100
Smiths Nominees Limited	UK	100
Smiths Specialty Engineering Ltd	UK	100
Smiths Specialty Engineering Holdco Ltd	UK	100
Smiths Technologies North America Inc	USA	100
Smiths Pensions Ltd	England	100
Smiths Wolverhampton Ltd	UK	100
Societe de Mechanique Magnetique	France	0.1
Sodiamex Industriels Produits SAS	France	100
Sodiamex International SAS	France	100
Specac Limited	UK	100
Specac, Inc.	USA	100
Specified Power Devices, Inc.	USA	100
Stewart Hughes Limited	UK	100
STI Security Training International GmbH	Germany	34
Stokes Vacuum Inc	USA	100
Summitek Instruments Inc	USA	100
Tace Limited	UK	100
Tecom Industries Inc	USA	100
The Davall Gear Co Ltd	UK	100
The Davall Group Ltd	UK	100
Thermal Scientific Holdings Ltd	UK/USA	100

Thermal Scientific Inc	USA	100
Thermal Scientific Investments Ltd	UK/USA	100
Tianjin Timing Seals Co Ltd	PRC	100
TI Automotive Ltd - Ordinary shares (19.99%)	UK	100
TI Corporate Services Ltd	UK	100
TI & Dowty Pensions Ltd	UK	100
TI Domestic Appliances International Ltd	UK	100
TI Global Ltd	UK	100
TI Group Automotive Systems Argentina SA	Argentina	100
TI Group Holdings (Sweden) AB	Sweden	100
TI Group Ltd	UK	100
TI Group Sealing Solutions Ltd	UK	100
TI Group Spain SA	Spain	100
TI Group Trustees Ltd	UK	100
TI Gulf (Private) Ltd	Dubai	40
TI Guarantee Company Ltd	UK	100
TI Leasing (Holdings) Ltd	UK	100
TI Leasing Ltd	UK	100
TI Levels Ltd	UK	100
TI Ltd	UK	100
Times Microwave Systems Inc	USA	100
TI Performance Plus Ltd	UK	100
TI Power Transmissions Ltd	UK	100
TI Reynolds Ltd	UK	100
TI SA	France	100
TI Sealing Solutions Ltd	UK	100
TI-Dowty Ltd	UK	100
TIGrup No.1 Ltd	UK	100
TIGrup No.10 Ltd	UK	100
TIGrup No.11 Ltd	UK	100
TIGrup No.12 Ltd	UK	100
TIGrup No.14 Ltd	UK	100
TIGrup No.15 Ltd	UK	100
TIGrup No.16 Ltd	UK	100
TIGrup No.20 Ltd	UK	100
TIGrup No 21 Limited	UK	100
TIGrup No.2 Ltd	UK	100
TIGrup No 22 Limited	UK	100
TIGrup No.3 Ltd	UK	100
TIGrup No.4 Ltd	UK	100
TIGrup No.5 Ltd	UK	85
TIGrup No.6 Ltd	UK	100
TIGrup No.7 Ltd	UK	100
TIGrup No.9 Ltd	UK	100
TIGrup Number 300 Ltd	UK	100
TI Interest Ltd	UK	100
TIP (Property) Ltd	UK	100
Titeflex Corp	USA	100
Titeflex Europe SAS	France	100
Titeflex Pty Ltd	Australia	100
Torvac Furnaces Ltd	UK	100
Torvac Ltd	UK	100
Torvac Midland Ltd	UK	100
Torvac Processing (Sheffield) Ltd	UK	100
Torvac Services Ltd	UK	100
TPG Trustee Ltd	UK	100

Trak Communications Inc	USA	100
Trak Holding Corp	USA	100
Trak Microwave Inc	USA	100
Trak Microwave Ltd	UK	100
Transtector Systems, Inc.	USA	100
Trapematic Oy	Finland	100
Tru-Form Inc	USA	100
Tube Investments Ltd	UK	100
Tutco de Mexico S de R L de CV	Mexico	100
Tutco, Inc	USA	100
Ultra Electronic Communications Ltd	UK	100
Ultra Electronic Controls Ltd	UK	100
Usoland Ltd	UK	100
Vacuum Thermal Processes (Bolton) Ltd	UK	100
Venture Technology Ltd	UK	100
Waverley Electronics Ltd	UK	100
Zamor Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	Germany	95
Zwicky Engineering Ltd	UK	100
Zwicky Filters Ltd	UK	100

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORD 25p	561,983,017	£ 140,495,754.25
Totals	561,983,017	£ 140,495,754.25

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☑
A full list of shareholders is enclosed	☐	☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 11/12/2004

† Please delete as appropriate.

† a ~~director~~ /secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

N R BURDETT
SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.
Tel
DX number DX exchange

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 137013

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS - ASK AT THE COUNTER

Secretariat CM

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form — *Complete in all cases*

Date of change of particulars — Day 07 Month 02 Year 2005

Name *Style / Title: Mr — *Honours etc:

Forename(s): KEITH OLIVER

Surname: BUTLER-WHEELHOUSE

† Date of birth — Day 29 Month 03 Year 1946

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

Postcode: NW11 8DS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/02/05

(** ~~director~~ / secretar / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 137013

Company Name in full: SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 07 02 2005

Name *Style / Title: Dr *Honours etc: CBE

Forename(s): JOHN

Surname: FERRIE

† Date of birth (Day Month Year): 17 01 1947

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 765 FINCHLEY ROAD

Post town: LONDON

County / Region:

Postcode: NW11 8DS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 8/2/05

(** ~~director~~ / secretar / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of change of particulars	0 7	0 2	2 0 0 5

Changes of particulars form — Complete in all cases

Name *Style / Title: Mr — *Honours etc:

Forename(s): PETER JOHN

Surname: JACKSON

	Day	Month	Year
† Date of birth	1 6	0 1	1 9 4 7

Change of name (enter new name) Forename(s):

Surname:

Change of usual residential address †† (enter new address): 765 FINCHLEY ROAD

Post town: LONDON

County / Region: — Postcode: NW11 8DS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/02/05

(**~~director~~ / secretar / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 07 Month 02 Year 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): JOHN

Surname: LANGSTON

† Date of birth: Day 07 Month 11 Year 1949

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

765 FINCHLEY ROAD

Post town: LONDON

County / Region:

Postcode: NW11 8DS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/02/05

(**~~director~~ / secretar / ~~administrator / administrative receiver / receiver manager / receive~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 07 Month 02 Year 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): DAVID PETER

Surname: LILLYCROP

† Date of birth: Day 12 Month 06 Year 1956

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 765 FINCHLEY ROAD

Post town: LONDON

County / Region: Postcode: NW11 8DS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 08/02/05

(** director / secretar / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 07 Month 02 Year 2005

Name *Style / Title: THE RT HON LORD *Honours etc:

Forename(s): GEORGE ISLAY MACNEILL

Surname: ROBERTSON

† Date of birth — Day 12 Month 04 Year 1946

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

765 FINCHLEY ROAD

Post town: LONDON

County / Region: Postcode: NW11 8DS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/02/05

(** ~~director~~ / secretar / ~~administrator / administrative receiver~~ / ~~receiver manager / receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number	137013
Company Name in full	SMITHS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 07 Month 02 Year 2005

Name	*Style / Title	Mr
	*Honours etc	
	Forename(s)	ALAN MATTHEW
	Surname	THOMSON
	† Date of birth (Day Month Year)	06 09 1946
Change of name (enter new name)	Forename(s)	
	Surname	
Change of usual residential address †† (enter new address)		765 FINCHLEY ROAD
	Post town	LONDON
	County / Region	
	Postcode	NW11 8DS
	Country	England
	Other change (please specify)	

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/02/05

(** ~~director~~ / secretar / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of change of particulars	0 7	0 2	2 0 0 5

Changes of particulars form *Complete in all cases*

Name *Style / Title: Sir *Honours etc:

Forename(s): NIGEL HUGH ROBERT ALLEN

Surname: BROOMFIELD

	Day	Month	Year
† Date of birth	1 9	0 3	1 9 3 7

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)* 765 FINCHLEY ROAD

Post town: LONDON

County / Region: Postcode: NW11 8DS

Country: England

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/02/05

(**~~director~~ / secretar ~~/ administrator / administrative receiver / receiver manager / receive~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

M

CHFP029

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

RECEIVED 2005 MAY -2 A 8:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use: 5

Company number: 137013

Name of company

* insert full name of company

SMITHS GROUP PLC

I, DAVID PETER LILLYCROP

of 765 FINCHLEY ROAD, LONDON NW11 8DS

† delete as appropriate

[a director][the secretary][~~the administrator~~][~~the administrative receiver~~]† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in **[full]**[~~part~~]†

\# insert a description of the instruments(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc

Date and description of charge # Equitable charge created without instrument by resolution 3/8/1970

Date of registration Ø 18 August 1970

Ø the date of registration may be confirmed from the certificate

Name and address of [~~chargee~~][trustee for the debenture holders]† Royal Exchange Assurance, Royal Exchange, London EC3

Short particulars of property charged § Floating Charge over the undertaking and all property and assets present and future including uncalled capital

§ insert brief details of property

And I make this solemn declaration conscientiously believing the same to be true and by virture of the provisions of the Statutory Declarations Act 1835.

Declared at 765 FINCHLEY ROAD, LONDON NW11 8DS

Declarant to sign below

Day	Month	Year
03	03	2005

on 03 03 2005

before me

A Commissioner for Oaths or Notary ~~Public or Justice of the Peace~~ or a Solicitor having the powers conferred on a Commissioner for Oaths. RICHARD G. KOSSEN - NOTARY PUBLIC LONDON

Presentor's name address and reference (if any) :

MR D A PENN
SMITHS GROUP PLC
765 FINCHLEY ROAD
LONDON
NW11 8DS

For official Use
Mortgage Section

REGISTER of Charges, Memoranda of Satisfaction and Receivers Details

N.B. Searchers may find it desirable to refer to the mortgage documents for more detailed particulars

SMITHS GROUP PLC 00137013

(1) Date of Registration	18/08/1970	Serial Number of Document on File	
(2) Charge Number	5		

(3) Date of Creation of the Charge and Description of it.	03/08/70	MORTGAGE AND CHARGE WITHOUT INSTRUMENT
(4) Date of the Acquisition of the Property.		
(5) Amount Secured by the Charge	FOR SECURING DEBENTURE STOCK OF THE COMPANY AMOUNTING TO £4,000,000	
(6) Short Particulars of the Property Charged	FLOATING CHARGE OVER THE UNDERTAKING AND ALL PROPERTY AND ASSETS PRESENT AND FUTURE INCLUDING UNCALLED CAPITAL (SEE DOC 223 FOR FULL DETAILS)	
(7) Names of the Persons Entitled to the Charge	ROYAL EXCHANGE ASSURANCE	

Particulars Relating to the Issues of Debentures of a Series				
(8) Total Amount Secured by a Series of Debentures	(9) Dates and Amounts of Each Issue of the Series		(10) Dates of the Resolutions Authorising the Issue of the Series	(11) Date of the Covering Deed
	Date	Amount		
(12) General Description of the Property Charged				
(13) Names of the Trustees for the Debenture Holders				

(14) Amount or Rate of percent of the Commission Allowance or Discount	

(15) Memoranda of Satisfaction	Full/Partial	Date
	FULLY	04/03/05

(16) Receiver(s) or Manager(s)	Name	Date of Appointment	Date of Ceasing to Act

Documents Filed with Companies House from August 1, 2003 to April 28, 2005

1. Form 403(a) (Declaration of satisfaction in full or in part of mortgage/charge), filed September 17, 2003.
2. Directors' Report and Financial Statements 2003.
3. Annual Review 2003.
4. Resolutions passed as items of special business at the 2003 Annual General Meeting, filed November 15, 2003.
5. Form 288(a) (Appointment of director), filed December 23, 2003.
6. Form 363(a) (Annual Return), filed January 8, 2004.
7. Form 288(a) (Appointment of director), filed February 20, 2004.
8. Form 288(a) (Appointment of director), filed May 1, 2004.
9. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
10. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
11. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
12. Form 288(b) (Terminating appointment of director), filed September 23, 2004.
13. Form 288(a) (Appointment of director), filed September 23, 2004.
14. Form 288(c) (Change of Particulars for director or secretary), filed October 9, 2004.
15. Directors' Report and Financial Statements 2004.
16. Annual Review 2004.
17. Resolutions passed as items of special business at the 2004 Annual General Meeting, filed November 19, 2004.
18. Form 288(b) (Terminating appointment of director), filed November 19, 2004.
19. Form 288(c) (Change of Particulars for director or secretary), filed December 4, 2004.
20. Form 288(b) (Terminating appointment of director), filed January 20, 2005.
21. Form 288(c) (Change of Particulars for director or secretary), filed February 9, 2005.
22. Form 363(a) (Annual Return), filed February 15, 2005.
23. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
24. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
25. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
26. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
27. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
28. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
29. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
30. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
31. Form 403(a) (Declaration of satisfaction in full or in part of mortgage/charge), filed March 4, 2005.
32. Forms 88(2) (Return of Allotment of Shares), filings submitted between April 1, 2003 and April 28, 2005

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -2 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,911		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	632p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, LONDON EC2R 6DA	Ordinary	7,911
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	7,911
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 11.04.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -2

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	Apr	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	637	114	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608p	525p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name :	MR STEPHEN LLOYD BOAKES	Class of shares allotted	Number allotted
Address :	6 BRINDLE CLOSE BASSETT	Ordinary	637
UK Postcode:	SO16 3PJ		
Name :	MR JAMES N STEELE	Class of shares allotted	Number allotted
Address:	9 BENTRA ROAD BALLYCARRY CARRICKFERGUS COUNTY ANTRIM	Ordinary	114
UK Postcode:	BT38 9JT		
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 12-04.2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS.

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
4	4	2005	4	4	2005

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4423		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 12 Tokenhouse Yard London UK Postcode E C 2 R 7 A N	Class of shares allotted Ordinary	Number allotted 4,423
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,423

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 14.04.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	01	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,970		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	765p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	3,970
London		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**3,970**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 14-04-2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
31	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,666	7,058	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**
For companies registered in Scotland ... Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Ltd Part ID.142CN, Member a/c ESOS Address 20 Moorgate London EC2R 6DA UK Postcode	Class of shares allotted Ordinary	Number allotted 19,724
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **19,724**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	Mar	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	167		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name :	MR KERRY JAMES GARFIELD	Class of shares allotted	Number allotted
Address :	28 GREEN LANE, HUCCLECOTE, GLOUCESTER.	Ordinary	167
UK Postcode:	GL3 3QU		
Name :		Class of shares allotted	Number allotted
Address:			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 14.04.2005

~~A director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

88(2)

Return of Allotment of Shares

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	Mar	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	355		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name :	MR JOHN IRWIN SIMPSON	Class of shares allotted	Number allotted
Address :	63 BALLYGARVEY ROAD, BALLYMENA, CO ANTRIM.	Ordinary	355
UK Postcode:	BT43 7JX		
Name :		Class of shares allotted	Number allotted
Address:			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 14.04.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,133		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. Nigel Alistair Cranwell Address 250 Wiltshire Boulevard, Oakwood Ohio 45419, USA UK Postcode	Class of shares allotted Ordinary	Number allotted 3,133
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,133**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 01.04.2005

~~A director~~ / secretary / administrator / ~~administrative receiver~~ / receiver manager / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./ARM/E2632 Tel: 01903 833161

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	23	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,325		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	632p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,325
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,325

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 14.04.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/2566 Tel: 01903 833884

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**137013**
Company name in full	**SMITHS GROUP PLC**
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	686	95	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	645.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: Miss Shirley Ann Locke Address: 23C Finchcroft Lane, Prestbury, Cheltenham, Gloucestershire. UK Postcode: GL52 5BD	Ordinary	686
Name: Mr William Hugh McAleese Address: 94 Old Ballymoney Road, Ballymena, County Antrim, Northern Ireland. UK Postcode: BT43 6LZ	Ordinary	95
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 24th March 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
D[illegible] period during which s[illegible] were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	Mar	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1926		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : SIMON ANDREW ASHBOURNE Address : 63 BELTON AVENUE, WEDNESFIELD, WOLVERHAMPTON. UK Postcode: WV11 1AN	Class of shares allotted Ordinary	Number allotted 209
Name : BRIAN DAYSH Address: 32 GARNIER PARK, WICKHAM, FAREHAM, HAMPSHIRE. UK Postcode: PO17 5LD	Class of shares allotted Ordinary	Number allotted 209
Name : MALCOLM RONALD MEDDINGS Address : 66 CORONATION ROAD, HEATH TOWN, WOLVERHAMPTON. UK Postcode: WV10 0QH	Class of shares allotted Ordinary	Number allotted 670
Name : DAVID MORRIS Address : 35 BARNES CLOSE, BITTERNE, SOUTHAMPTON, HAMPSHIRE. UK Postcode: SO18 5FE	Class of shares allotted Ordinary	Number allotted 838
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 31.03.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED 2005 MAY

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2459		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	626.16p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2459
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2459

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 31 March 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./PCT/2478 Tel: 01903 833004

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 20,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 24.03.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/2551 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	106,246 ✓	11,560 ✓	10,744 ✓
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	661.23p	750p	765p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN/ Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	128550
London		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	128,550
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 24.03.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./PCT/2521	Tel: 01903 833004
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY -2 A 9:12

Return of Allotment of Shares

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,717	380	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	525.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Class of shares allotted	Number allotted
Name:	Mr Anthony George Corbett		
Address:	24 Sandstar Close, Longlevens, Gloucester, Gloucestershire.	Ordinary	382
UK Postcode:	GL2 0NR		
Name:	Mr Ian John Darke		
Address:	58 Watcombe Road, Southbourne, Bournemouth, Dorset.	Ordinary	762
UK Postcode:	BH6 3LU		
Name:	Mr Sean Samuel Martin Leather		
Address:	31 Broomehill Close, Amblecote, Brierley Hill, West Midlands.	Ordinary	127
UK Postcode:	DY5 2PE		
Name:	Mr Albert Malcolmson		
Address:	7 Queens Park, Cullybackey, Ballymena, County Antrim.	Ordinary	380
UK Postcode:	BT42 1ED		
Name:	Mr Steven Michael Ogilvie		
Address:	Oakwood, Belcaire Close, Lympne, Hythe, Kent.	Ordinary	446
UK Postcode:	CT21 4JR		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 17th March 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	Mar	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	586 ✓	263 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	805.07p	886.39p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name : MR CHRISTOPHER M BLAKEMORE Address : 5 CROSS BARN, ENGLISH BICKNOR, COLEFORD, GLOS UK Postcode: GL16 7PP	Class of shares allotted Ordinary	Number allotted 167
Name : MR RAYMOND FREDERICK HOLLAND Address: 3 ADWALTON ROAD, PERTON, WOLVERHAMPTON UK Postcode: WV6 7SH	Class of shares allotted Ordinary	Number allotted 419
Name : MR DAVID SOUTHAM Address : 24 GOVERNORS HILL, DOUGLAS, ISLE OF MAN UK Postcode: IM2 7AS	Class of shares allotted Ordinary	Number allotted 263
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] Date 24.03.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	Mar	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	152	234	243
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	645p	554p	525p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : MR GARETH JAMES Address : 5 ELDORADO ROAD, CHELTENHAM. UK Postcode: GL50 2PU	Class of shares allotted Ordinary	Number allotted 57
Name : MR KEVIN E. KELLY Address: 12 BALLYLURGAN ROAD, RANDALSTOWN, COUNTY ANTRIM UK Postcode: BT41 2NR	Class of shares allotted Ordinary	Number allotted 219
Name : MR JOHN MARTIN O'HARA Address : 92 NEWLODGE ROAD, BELFAST. UK Postcode: BT15 2BZ	Class of shares allotted Ordinary	Number allotted 353
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] Date 18.03.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

1
PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,347		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name : MR GERALD STEPHEN BROOKS Address : 8 WOOD END, CROWTHORNE, BERKSHIRE UK Postcode: RG45 6DG	Class of shares allotted Ordinary	Number allotted 251
Name : MR BRIAN FARLEY Address: CARMEL – PLOT 2 THE FIRS, BURRUPS LANE, ROSS-ON-WYE, HEREFORDSHIRE UK Postcode: HR9 7FA	Class of shares allotted Ordinary	Number allotted 2,096
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 08.03.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A 8:
OFFICE OF ... CORPORATE ...

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	Mar	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5163		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name : MRS IRENE JEANETTE BLACKWELL Address : 22 STYLES PLACE, YELVERTOFT, NORTHANTS. UK Postcode: NN6 6LR	Ordinary	227
Name : MISS JENNY MCEVOY Address: 84 FERNBANK ROAD, WARD END, BIRMINGHAM, WEST MIDLANDS. UK Postcode: B8 3LL	Ordinary	151
Name : MS ELAINE SMYTH Address : 9 HOLMWOOD ROAD, DIDSBURY, LANCASHIRE. UK Postcode: M20 3JY	Ordinary	3799
Name : MR PAUL EMMANUEL AICKEN Address : 26 FINAGHY PARK CENTRAL, BELFAST. UK Postcode: BT10 0HP	Ordinary	379
Name : MRS SUSAN NAPPER Address : 135 EARLSHALL ROAD, LONDON. UK Postcode SE9 1PJ	Ordinary	607

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant Date 10.03.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 8:11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,430	1,234	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	612p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : MRS JANE MASON DONNELLY Address : 41 STREATLEY ROAD, UPPER SUNDON, LUTON, BEDFORDSHIRE. UK Postcode: LU3 3PQ	Class of shares allotted Ordinary	Number allotted 834
Name : MR NORMAN MANBY Address: 59 BATTERY HILL, BISHOPS WALTHAM, SOUTHAMPTON, HAMPSHIRE. UK Postcode: SO32 1BS	Class of shares allotted Ordinary	Number allotted 127
Name : MRS ANNE ELIZABETH MOCKRIDGE Address : 11 CROFTERS CLOSE, HYTHE, KENT. UK Postcode: CT21 6QB	Class of shares allotted Ordinary	Number allotted 1,703
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7th March 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Des ESOS Part ID 142CN Address: 20 Moorgate London UK Postcode	Class of shares allotted Ordinary	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 10,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 02.03.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SJK/E2147 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	463	355	1,007
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 24th February 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	23	02	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	113 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	525.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr John William Lucking Address: 17 Moulder Road, Newtown, Tewkesbury, Gloucestershire. UK Postcode: GL20 8EB	Class of shares allotted Ordinary	Number allotted 762
Name: Mr Peter Ronald Sollars Address: 9 Read Way, Bishops Cleave, Cheltenham, Gloucestershire. UK Postcode: GL52 8EL	Class of shares allotted Ordinary	Number allotted 1,176
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 24th February 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY -2 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	93	300	1,674
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	632.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 22nd February 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	522		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: **PLEASE SEE ATTACHED LIST** UK Postcode:	Class of shares allotted Ordinary	Number allotted 2,589
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 22nd February 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 10FEB05 TO 10FEB05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
EVANS SAMUEL DAVID MAURICE /MR. 36 BOUNCERS LANE PRESTBURY CHELTENHAM GLOUCESTERSHIRE GL52 5JN	300
JAMES HUW MARTIN /MR. 1 HELSTON PLACE ABBOTS LANGLEY HERTS WD5 0NB	348
JONES MICHAEL NICHOLAS /MR. 193 BOULTON GRANGE RANDLAY TELFORD SHROPSHIRE TF3 2LQ	744
MCKENZIE ALLISON /MS. 31 HIGHLAND DRIVE HEMEL HEMPSTEAD HERTS HP3 8PT	174
SADLER WILLIAM DAVID /MR. 10 BEACONSFIELD ROAD CHRISTCHURCH DORSET BH23 1QT	930
TUNNAGE VALERIE /MRS. 5 STUDFALL CLOSE HYTHE KENT CT21 6NN	93
NUMBER OF ACCOUNTS : 6	2589

*****END OF REPORT*****

1

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

RECEIVED

2005 MAY -2 A 8

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
16	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	419 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name :	MR ALLEN JOHN NOICE	Class of shares allotted	Number allotted
Address :	12 PAINSWICK CLOSE, SARISBURY GREEN, SOUTHAMPTON, HAMPSHIRE.	Ordinary	419
UK Postcode:	SO3 7EQ		
Name :		Class of shares allotted	Number allotted
Address:			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 28.02.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,872	1,031	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name:	Mr Marc Peter Harrison	Class of shares allotted	Number allotted
Address:	4 Bridle Way, Herne Bay, Kent.	Ordinary	468
UK Postcode:	CT6 7PQ		
Name:	Mr John Philip Palmer	Class of shares allotted	Number allotted
Address:	52 Woolston Road, Butlocks Heath, Southampton, Hampshire.	Ordinary	159
UK Postcode:	SO31 5FQ		
Name:	Miss Christine Veronica Marie Scholes	Class of shares allotted	Number allotted
Address:	Flat 21, Hurlingham Court Mansions, Hurlingham Road, London.	Ordinary	1,404
UK Postcode:	SW6 3QZ		
Name:	Mrs Sharon Elaine Barras-Smith	Class of shares allotted	Number allotted
Address:	27 Shelton Way, Stopsley, Luton, Bedfordshire.	Ordinary	727
UK Postcode:	LU2 9AP		
Name:	Mrs Susan Lesley Smith	Class of shares allotted	Number allotted
Address:	20 Greenhill Lane, Wheaton Aston, Stafford, Staffordshire	Ordinary	145
UK Postcode:	ST19 9PL		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 11th February 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,683	1,209	164
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A34 *A4CUJ2TY* 0542
COMPANIES HOUSE 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 3rd February 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

* .EASE COMPLETE IN
,YPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

.IFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dat[illegible] period during which shares were allotted *('If shares were allotted on one date enter that date in the "from" box.)*	02	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	80		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	525.00p		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

[redacted]
A34 0541
COMPANIES HOUSE 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: PLEASE SEE ATTACHED LIST ? UK Postcode:	Class of shares allotted Ordinary	Number allotted 3,136
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 3rd February 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 8:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	838	189	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	805.07p	587.54p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A34 COMPANIES HOUSE 0543 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name : Mr Kevin Joseph Murray Address : Oaklea, 1 Comfrey Close, Wokingham, Berkshire. UK Postcode: RG40 5YN	Ordinary	838
Name : Mrs Susan Lesley Smith Address: 20 Greenhill Lane, Wheaton Aston, Stafford, Staffordshire. UK Postcode: ST19 9PL	Ordinary	189
Name : Address : UK Postcode:		
Name : Address : UK Postcode:		
Name : Address : UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 08.02.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,170		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	632p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A54 COMPANIES HOUSE 0558 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2M 2PP	Class of shares allotted Ordinary	Number allotted 6,170
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6,170

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 01.02.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./JW/1617	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY -2 A

OFFICE OF INTER... CORPORATE...

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,134 ✓	1.234 ✓	1,653 ✓
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	632.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0539 15/02/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 26th January 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	385 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

A34 COMPANIES HOUSE 0538 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: PLEASE SEE ATTACHED LIST UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 6,406
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 26th January 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 21JAN05 TO 21JAN05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
APPLETREE CHRISTOPHER JOHN /MR. 73 DESBOROUGH ROAD EASTLEIGH SOUTHAMPTON HAMPSHIRE	191
BLANCHET JOSEPH /MR. 36 SIR JOHN MOORE AVENUE HYTHE KENT CT21 5DE	254
BURDETT LEE ROBERT /MR. 69 HURN ROAD CHRISTCHURCH DORSET BH23 2RL	95
CAMM DAVID JOHN /MR. 21 CLOCKHOUSE AVENUE BURNLEY LANCASHIRE BB10 2SU	254
DAMIN MARCO /MR. 1 THE VIKINGS ROMSEY HAMPSHIRE SO51 5RG	318
DOCKERY DEIRDRE /MISS. 42 ST GEORGES PLACE HYTHE KENT CT21 6NE	95
DODSON PETER GRAHAM /MR. 12 WHITTINGTON ROAD BENHALL CHELTENHAM GLOUCESTERSHIRE	561
EVANS ARTHUR KENNETH /MR. 7 DRUMCHAPEL GARDENS DRUMCHAPEL GLASGOW G15 6QD	468
GRACE JOHN WALTON /MR. 5 MALLARD ROAD SOUTH CROYDON SURREY CR2 8PX	374
GREEN PETER CHARLES /MR. 24 CAMPDEN ROAD CHELTENHAM	1234

GLOUCESTERSHIRE
GL51 6AA

HALLER JEREMY PAUL /MR. 12 DUKE STREET CHELTENHAM GLOUCESTERSHIRE GL52 6BP	468
HAMMERTON TONY GERALD /MR. 8 BROOKLYNN CLOSE WALTHAM CHASE SOUTHAMPTON HAMPSHIRE	187
HEMPENSTALL DONAL /MR. 72 BRAYBOURNE CLOSE UXBRIDGE MIDDLESEX UB8 1UJ	128

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
JARMAN DAVID ALAN /MR. 2 MANITOBA COTTAGES FRITH ROAD ALDINGTON ASHFORD KENT TN257DQ	234
LARK PETER JOHN /MR. SOUTHLEA 2 PICKERING CLOSE LECKHAMPTON CHELTENHAM GLOUCESTERSHIRE GL530LE	187
LIGHTSTONE STEPHEN ADAM /MR. 1 CLEMATIS COURT BISHOPS CLEEVE CHELTENHAM GLOUCESTERSHIRE GL52 8JD	468
MISTRY MANHERIAL /MR. 8 TATLER CLOSE LORDSWOOD CHATHAM	257
NELMES PAUL GARDNER /MR. 12 RIVERMEAD CLOSE GLOUCESTER GL2 9AG	446
PHILPOTT JOHN ARTHUR /MR. 2 WRAIGHTFIELD AVENUE DYMCHURCH ROMNEY MARSH KENT TN29 OJZ	187
NUMBER OF ACCOUNTS : 19	6406

*****END OF REPORT *****

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,366		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 4,366
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,366**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant **Date** 25.01.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./CAS/1521 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,380	4,529	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	765p	632p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 25.01.2005

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/1501	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,000	7,009	1,943
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	750p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Paret ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	32,861
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 32,861

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 25.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/1501 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	1	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,814 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	847.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 2,814
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 17.02.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 25
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	566 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

A34 COMPANIES HOUSE 0534 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mr Paul Lewis McClements Address : 5 Silverbirch Gardens Bangor Co Down UK Postcode: BT19 6ES	Class of shares allotted Ordinary	Number allotted 566
Name : Address: UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant **Date** 27.01.2005

~~A director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 9:11

CHFP083

88(2)

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,310	431	561
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	669.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A34 COMPANIES HOUSE 0537 15/02/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : 2

Signed [signature] **Date** 21st January 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,379 ✓	1,214 ✓	738 ✓
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A34 *A4CUP2T4* 0536
COMPANIES HOUSE 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________ **Date** 21st January 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	3 of 3

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	19	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	186 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	525.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

A34 *A4CUQ2T5* 0535
COMPANIES HOUSE 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: PLEASE SEE ATTACHED LIST UK Postcode:	Class of shares allotted Ordinary	Number allotted 6,819
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed *Assistant* Date 21st January 2005

~~A director~~ / secretary ~~/ administrator~~ / administrative receiver / receiver ~~manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

SHARES ALLOTTED

COMPANY: SMITHS GROUP PLC

SECURITY: ORDINARY SHARES OF 25 PENCE

ALLOTMENT DATE : 19TH JANUARY 2005

Title	Forename(s)	Surname	Address				Shares Allotted
MR	MAURICE	FLETCHER	5 DELABERE ROAD	BISHOPS CLEEVE	CHELTENHAM	GL52 8AN	1,853
MR	ADRIAN JOHN	HUGHES	27 TWEENBROOK AVENUE	GLOUCESTER	GLOUCESTERSHIRE	GL1 5JY	1,128
MR	KEITH LESLIE	JENKINS	43 HIGHWOOD AVENUE	LECKHAMPTON	CHELTENHAM	GL53 0JJ	701
MRS	VIVIENNE KAY	KENNY	41 ST MARTINS ROAD	CHERITON	FOLKESTONE	CT20 3LB	405
MR	PAUL LEWIS	MCCLEMENTS	5 SILVERBIRCH GARDENS	BANGOR	COUNTY DOWN	BT19 6ES	472
MISS	NICOLA	MUMMERY	46 BUCKLAND AVENUE	DOVER	KENT	CT16 2NW	296
MR	JAMES	PATON	8 MORAR CRESCENT	CLYDEBANK	DUNBARTONSHIRE	G81 2YA	468
MR	PAUL	PHELAN	3 MINEHEAD AVENUE	URMSTON	MANCHESTER	M41 6ED	318
MR	ANDREW PETER	REYNOLDS	41 ROBERTS ROAD	PRESTBURY	CHELTENHAM	GL52 5DJ	374
MISS	EILEEN	ROBERTS	16 NOVERTON LANE	PRESTBURY	CHELTENHAM	GL52 5BB	722
MR	MICHAEL GEORGE	YEOMANS	6 SEDGLEY CLOSE	TUFFLEY	GLOUCESTER	GL4 OQS	82
Number of Accounts:		11					**6,819**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFP083

88(2)

RECEIVED
2005 MAY -2 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,405		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	632p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0553 15/02/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,405
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,405**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 21.01.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./CAS/1450	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,379	3,490	3,720
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	632p	765p	750p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0554 15/02/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 9,589
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 9,589

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 25.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/1485 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -2 A
OFFICE OF ...
CORPORATE ...

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 1 of 1

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,607	6,394	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	661.23p	765.42p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, LONDON EC2R 6DA	Ordinary	15,001
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	15,001
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20.1.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SJK/E1436 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,687	10,362	8,433
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	632p	750p	765p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:- ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 23,482
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **23,482**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 27.01.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AM1435	Tel: 01903 833161
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

88(2)

2005 MAY -2 A 3:11

OFFICE OF INT... CORPORATE F...

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	14	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,512 ✓	493 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	632p	750p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr. Jeffrey Michael Hawkes	Class of shares allotted	Number allotted
Address: 8 St. Faiths Close, Newton Longville, Milton Keynes, Bucks. UK Postcode: MK17 0BA	Ordinary	4,005
Name:	Class of shares allotted	Number allotted
Address: UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address: UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address: UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address: UK Postcode:	**TOTAL**	**4,005**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 20.01.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./CAS/1403 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17500	6078	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	

t the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A34
COMPANIES HOUSE 0549 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Design ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	23,578
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	23,578
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 20.01.05

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E1380 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 1 of 1

	From			To		
	Day	Month	Year	Day	Month	Year
[illegible]e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	98,376	204,622	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	661.23p	626.16p	

[illegible]t the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 15/02/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 302,998
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 302,998

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed *Assistant* [signature] Date 17.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./SJK/E1361	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
[illegible] or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	1	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,538	2,230	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	819.5p	608p	

[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Guy Norris, Mr Neil Burdett, Mr David Way Address: Smiths Industries Plc, 765 Finchley Road 765 Finchley Road London UK Postcode: NW11 8DS	Class of shares allotted Ordinary	Number allotted 3,538
Name: Mr Klaus-Dieter Meck Address: 157 Wendover Road, Brooklands, Manchester UK Postcode: M23 9JS	Class of shares allotted Ordinary	Number allotted 956
Name: Mr Stephen John Taylor Address: 2 Westfield, Hyde Heath, Amersham, Bucks UK Postcode: HP6 5RE	Class of shares allotted Ordinary	Number allotted 1,274
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 10.02.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex BN99 6DA
ESP/MAT/Allot 24 Tel: 01903 83394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 9

OFFICE OF INTERNATIONAL CORPORATE FI...

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	468	263	354
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	645.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** ~~25th~~ 17th January 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
...e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	193		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p		

...t the names and addresses of the allottees and the number of shares allotted to each overleaf

...the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Mr Robert William Galloway Address: 58 Chestnut Avenue, Euxton, Chorley, Lancashire UK Postcode: PR7 6BS	Ordinary	184
Name: Mr Jonathan Lloyd Hulme Address: 129 New Dover Road, Capel-Le-Ferne, Folkestone, Kent UK Postcode: CT18 7JL	Ordinary	468
Name: Mr Neil John Morgan Address: 6 Maundeville Crescent, Christchurch, Dorset UK Postcode: BH23 2EW	Ordinary	354
Name: Miss Kelly Marie Snape Address: 56A Canterbury Walk, Warden Hill, Cheltenham, Gloucestershire UK Postcode: GL51 3HG	Ordinary	146
Name: Mrs Karen Winfield Address: 13 Lady Hill, Luton, Bedfordshire UK Postcode: LU4 9LZ	Ordinary	126

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant ______ **Date** 17th January 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A

OFFICE OF INTE... CORPORATE ...

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

... or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,162 ✓	1,493 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	587.54p	719.68p	

... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

...hen you have completed and signed the form send it to ...e Registrar of Companies at:

...mpanies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
...companies registered in England and Wales

...ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

A04 COMPANIES HOUSE U35U 15/02/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mr Timothy John Mitchell Address : 23 Westfield Avenue, Brockworth, Gloucester, Gloucestershire. UK Postcode: GL3 4AU	Class of shares allotted Ordinary	Number allotted 1,699
Name : Mr Neil John Morgan Address: 6 Maundeville Crescent, Christchurch, Dorset. UK Postcode: BH23 2EW	Class of shares allotted Ordinary	Number allotted 1,956
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 25.01.05

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2386		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Design ESOS Part ID 142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,386
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,386

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 14.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E1348	Tel: 01903 833004
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day 10	Month 01	Year 2005	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,500	6,936	5,416
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	632p	765p	750p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	16,852
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	16,852
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant **Date** 17.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./JW/1327	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,652	16,827	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	765p	750p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A07 COMPANIES HOUSE 18/01/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142 CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	30,479
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	30,479
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] Date 11.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./JW/1302	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	06	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,410		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	661.23p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

A07 COMPANIES HOUSE 0279 13/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,410
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 5,410

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 11.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./JW/1272	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

2005 ... -2 ...

Return of Allotment of Shares

OFFICE OF ... CORPORATE ...

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	05	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,242 ✓	92 ✓	141 ✓
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	612.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 13/01/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 6th January 2005

~~A director /~~ secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
...e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	93	28	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	

...ist the names and addresses of the allottees and the number of shares allotted to each overleaf

...f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Miss Catherine Megan Russell Address: Overgreen Cottage Bushley Green Tewkesbury Gloucestershire UK Postcode: GL20 6JB	Class of shares allotted Ordinary	Number allotted 446
Name: Mr Quan Song To Address: 31 Cromer Road Watford Hertfordshire UK Postcode: WD24 4DY	Class of shares allotted Ordinary	Number allotted 1,150
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 6th January 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
... or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,070		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	826.5p		

... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Guy Norris, Mr Neil Burdett, Mr David Way Address: Smiths Industries Plc, 765 Finchley Road 765 Finchley Road London UK Postcode: NW11 8DS	Class of shares allotted Ordinary	Number allotted 1,070
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 10.02.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex BN99 6DA
ESP/MAT/Allot 22 Tel: 01903 83394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,779	3,586	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

COMPANIES HOUSE 13/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	7,365
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**7,365**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] Date 06.01.2005

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./CAS/1236	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY -2 A 8:

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,813	3,002	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	765p	750p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	5,815
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,815
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant Date 04.01.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./JW/1169	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

REC...
2005 MAY -3
OFFICE OF ...
CORPORATE F...

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	22	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	891 ✓	127 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	813p	608p	

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE U345 15/02/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Guy Norris, Mr Neil Burdett, Mr David Way Address: Smiths Industries Plc, 765 Finchley Road 765 Finchley Road London UK Postcode: NW11 8DS	Class of shares allotted Ordinary	Number allotted 891
Name: See attached list Address: UK Postcode:	Class of shares allotted Ordinary	Number allotted 127
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : 1

Signed Assistant [signature] **Date** 18.01.2005

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex BN99 6DA
ESP/MAT/Allot 21 Tel: 01903 83394
DX number DX exchange

Smiths Group Plc

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares
MR	PAUL JACK	DIAPER	5 CROWSPORT	HAMBLE	SOUTHAMPTON		SO31 4HG	127
								127

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 8:1?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From			To		
	Day	Month	Year	Day	Month	Year
	22	12	2004			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,295		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	608.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 13/01/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Mr Stuart Hall Address: 54 Caneswords Road Dunstable Bedfordshire UK Postcode: LU6 3JL	Ordinary	637
Name: Mr John Watts Address: 9 Ambleside St Catherines Hill Christchurch Dorset UK Postcode: BH23 2RZ	Ordinary	658
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 23rd December 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,732		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	783.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Guy Norris, Mr Neil Burdett, Mr David Way Address: Smiths Industries Plc, 765 Finchley Road 765 Finchley Road London UK Postcode: NW11 8DS	Class of shares allotted Ordinary	Number allotted 1,732
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation ~~sheet(s)~~ (if ~~any~~) attached to this form : ☐

Signed Assistant [signature] **Date** 13.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex BN99 6DA
ESP/MAT/Allot 20 Tel: 01903 83394
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

ate or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	920	93	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	554.00p	

st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

[redacted]

COMPANIES HOUSE 05/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mrs Jean Florence Bellamy Address: 35 Knights Way Newtown Tewkesbury Gloucestershire UK Postcode: GL20 8DY	Class of shares allotted Ordinary	Number allotted 1,013
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ________ **Date** 15th December 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -2 A 8:

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,500 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	632.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
for companies registered in Scotland

COMPANIES HOUSE 05/01/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. Howard Murray Ashley Richardson Address Willow House, Mill Road Felsted, Dunmow, Essex UK Postcode CM6 3HQ	Class of shares allotted Ordinary	Number allotted 2,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,500**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 14/12/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/ARM/E1013 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	30000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 05/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID 142CN Design ESOS Address 20 Moorgate LONDON UK Postcode EC2R 7AN	Ordinary	30,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	30,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 13/12/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E9993	Tel: 01903 833004
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

	From			To		
e or period during which es were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	8	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,216 ✓	827 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	721p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

he allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 1,725
Name **Mrs Carolyn Louise Dixon** Address 9 Rathlin Close Pendeford Wolverhampton West Midlands UK Postcode WV9 5RP	Class of shares allotted Ordinary	Number allotted 318
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 10.01.2005

~~A director~~ / secretary / ~~administrator / administrative receiver~~ / ~~receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOTS 19
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	08	12	2004
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	537 ✓	1,399 ✓	3,941 ✓
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	645.00p	612.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A50 COMPANIES HOUSE 03/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 9th December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	08	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,554	2,607	374
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	525.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address: PLEASE SEE ATTACHED LIST	Ordinary	10,412
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 9th December 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Lloyds TSB Registrars

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 29NOV04 TO 02DEC04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BETTERIDGE SUSAN ANN /MRS. 31 KEEPERS MILL WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE GL52 9QS	864
BRYAN CHRISTINE SUSAN /MRS. 18 BRYMORE CLOSE PRESTBURY CHELTENHAM GLOUCESTERSHIRE GL52 3DY	462
CORNFORTH JOHN JAMES /MR. TREVONA FIELD ROAD WHITESHILL STROUD GLOUCESTERSHIRE GL6 6AQ	452
FORKNALL MARK STEPHEN GEORGE /MR. WAYWIND BUSHCOME LANE WOODMANCOTE CHELTEHAM	2223
GEARING YVONNE FRANCES /MRS. 7 CHAPEL STREET BADSEY EVESHAM WORCS WR11 5HA	1678
GINN STEPHEN BERNARD /MR. 11 WENLOCK ROAD TEWKESBURY GLOUCESTERSHIRE GL20 5JF	318
KELLY CAROLINE ANN /MRS. 29 LAURISTON PARK CHELTENHAM GLOUCESTERSHIRE GL50 2QL	547
KIRWAN RONALD PETER REDSHAW /MR. OAKLEIGH LANSDOWN ROAD CHELTENHAM GLOS GL51 6QW	1314
PERRY SHIRLY /MRS. 4 HATHERLEY BRAKE UP HATHERLEY CHELTENHAM GLOUCESTERSHIRE	738

GL51 6TW

PRENDERGAST BRIAN MICHAEL /MR. 25 GREENAWAY LANE WARSACH SOUTHAMPTON HAMPSHIRE SO31 9HT	88
RANSHAW MICHAEL JOHN /MR. 20 WHITEHOUSE WAY WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE	188
SWADLING PETER /MR. 140 KINGSWOOD CHASE LEIGH-ON-SEA ESSEX SS9 3BG	62

SHARES ALLOTTED

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
WEAVER STEPHEN WILLIAM DENNIS /MR. 5 BRADSHAW CLOSE LONGLEVENS GLOUCESTER GLOUCESTERSHIRE GL2 0XJ	1478
NUMBER OF ACCOUNTS : 13	10412

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	8	12	2004	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,116 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	661.23p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,116
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 8,116

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8/12/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./JW/9947	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,116		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	661.23p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

COMPANIES HOUSE 05/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,116
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,116**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7/12/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./CAS/9924 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,803 ✓	175 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A50 COMPANIES HOUSE 0205 05/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr John Douglas Kemp Address: 61 Stanway Road Benhall Cheltenham Gloucestershire UK Postcode: GL51 6BU	Class of shares allotted Ordinary	Number allotted 595
Name: Mr Jonathan Ernest Kemp Address: 2 Fern Cottages Water Lane Walls Quarry Briscombe Stroud Gloucestershire UK Postcode: GL5 2SS	Class of shares allotted Ordinary	Number allotted 1,031
Name: Mrs Carol Woods Address: 3 Birchfield Road Bishops Cleeve Cheltenham Gloucestershire UK Postcode: GL52 8LB	Class of shares allotted Ordinary	Number allotted 352
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 2nd December 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

·PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full Smiths Group Plc

Shares allotted (including bonus shares):

e or period during which ares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	1	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,508	1,814	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	767.5p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

he allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 217 05/01/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 4,508
Name **SEE ATTACHED LIST** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 1,814
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date ____________

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOTS 18 & 23
DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	RYAD	ANABTAWI	FLAT 12 NORWICH HOUSE	NORFOLK ROAD	MAIDENHEAD	BERKSHIRE		SL6 7AZ	191
MR	PAUL DESMOND	BARNFIELD	2 THE ORCHARD	ULEY	DURSLEY	GLOS		GL11 5ST	478
MR	MARK	GARDINER	114 CLOUGHWATER ROAD	BALLYMENA	COUNTY ANTRIM			BT43 6SZ	318
MR	RONALD STANLEY	VILLARS	350 CHRISTCHURCH ROAD	WEST PARLEY	FERNDOWN	DORSET		BH22 8SN	318
MR	PAUL	WYNN	38A WILLIAM STREET	READING	BERKSHIRE			RG1 7DE	509
									1814

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CFPO83

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]ere allotted
(If [illegible]s were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,510	572	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	763p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If th[illegible]lotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 4,510
Name Mr. Simon Jeffrey Bull Address 16 The Beeches, Fair Oak, Eastleigh, Hampshire UK Postcode SO5 7NS	Class of shares allotted Ordinary	Number allotted 318
Name Mr. Charles Peter David Hall Address 5 Ash Road, Ashurst, Southampton, Hampshire UK Postcode SO40 7AT	Class of shares allotted Ordinary	Number allotted 254
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 24/11/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOTS 17

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
24	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	942	965	266
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	669.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 26th November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	451	479	694
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Guy Norris, Mr Neil Burdett and Mr David Way Address: Smiths Industries plc 765 Finchley Road Childs Hill London UK Postcode: NW11 8DS	Class of shares allotted Ordinary	Number allotted 3,581
Name: Mr Glyn Roger Clark Address: 54 Footners Lane Burton Christchurch Dorset UK Postcode: BH23 7NR	Class of shares allotted Ordinary	Number allotted 216
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 26th November 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

Documents Filed with Companies House from August 1, 2003 to April 28, 2005

1. Form 403(a) (Declaration of satisfaction in full or in part of mortgage/charge), filed September 17, 2003.
2. Directors' Report and Financial Statements 2003.
3. Annual Review 2003.
4. Resolutions passed as items of special business at the 2003 Annual General Meeting, filed November 15, 2003.
5. Form 288(a) (Appointment of director), filed December 23, 2003.
6. Form 363(a) (Annual Return), filed January 8, 2004.
7. Form 288(a) (Appointment of director), filed February 20, 2004.
8. Form 288(a) (Appointment of director), filed May 1, 2004.
9. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
10. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
11. Form 288(c) (Change of Particulars for director or secretary), filed June 10, 2004.
12. Form 288(b) (Terminating appointment of director), filed September 23, 2004.
13. Form 288(a) (Appointment of director), filed September 23, 2004.
14. Form 288(c) (Change of Particulars for director or secretary), filed October 9, 2004.
15. Directors' Report and Financial Statements 2004.
16. Annual Review 2004.
17. Resolutions passed as items of special business at the 2004 Annual General Meeting, filed November 19, 2004.
18. Form 288(b) (Terminating appointment of director), filed November 19, 2004.
19. Form 288(c) (Change of Particulars for director or secretary), filed December 4, 2004.
20. Form 288(b) (Terminating appointment of director), filed January 20, 2005.
21. Form 288(c) (Change of Particulars for director or secretary), filed February 9, 2005.
22. Form 363(a) (Annual Return), filed February 15, 2005.
23. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
24. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
25. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
26. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
27. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
28. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
29. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
30. Form 288(c) (Change of Particulars for director or secretary), filed February 15, 2005.
31. Form 403(a) (Declaration of satisfaction in full or in part of mortgage/charge), filed March 4, 2005.
32. Forms 88(2) (Return of Allotment of Shares), filings submitted between April 1, 2003 and April 28, 2005

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -2 A
[illegible]FICE OF [illegible]
CORPORATE [illegible]

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

D[illegible]r period during which [illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,851 ✓	191 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	778.0p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If [illegible]e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE U344 06/01/05

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 1,851
Name Miss. Geraldine Barbara Hankin Address 51 Nightingale Walk, Nr Redbourne Road, Hemel Hempstead, Herts UK Postcode HP2 7QY	Class of shares allotted Ordinary	Number allotted 191
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 25.11.2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOTS 16 & 21
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A

OFFICE OF ... CORPORATE ...

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	471	965	300
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	669.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 0033 20/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed Assistant [signature] **Date** 11th November 2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 3

Shares allotted (including bonus shares):

...te or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	10	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	902	345	1,096
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p	554.00p

...the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ____________________ **Date** 11th November 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

3 of 3

Shares allotted (including bonus shares):

ate or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	10	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	137 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	525.00p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address: **PLEASE SEE ATTACHED LIST**	Ordinary	4,216
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant **Date** 11th November 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 04NOV04 TO 04NOV04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BRUSH JOHN EDWARD /MR. 27 TWO HEDGES ROAD BISHOPS CLEEVE CHELTENHAM GLOUCESTERSHIRE GL52 8DX	128
CHANDLER JOANNE /MRS. 44 THE SANDFIELD NORTHWAY TEWKESBURY GLOUCESTERSHIRE GL20 8RU	416
GARSTON JOSEPHINE HELEN /MRS. 44 ASHLEA MEADOW BISHOPS CLEEVE CHELTENHAM GLOUCESTERSHIRE	438
HILL GEOFFREY MICHAEL /MR. 17 KIPLING ROAD CHELTENHAM GLOS GL51 7DJ	2101
HILLIER ROGER WILFRED /MR. 67 PECKED LANE BISHOPS CLEEVE CHELTENHAM GL52 8JS	987
NELSON CHRISTINE /MRS. 98 SUNNYSIDE GARDENS UPMINSTER ESSEX RM14 3DR	146
NUMBER OF ACCOUNTS : 6	4216

*****END OF REPORT *****

'LEASE COMPLETE IN
YPESCRIPT OR IN
IOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A 8:
FFICE OF INTER...
CORPORATE FIN...

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	03	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	213	246	1,343
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	632.00p	608.00p

t the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A19
COMPANIES HOUSE 20/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
or companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share cla[ss]	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 4th November 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	03	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	684		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Abdallah Ben Faida Address: 14 Knighton Heath Road Bournemouth Dorset UK Postcode: BH11 9PN	Class of shares allotted Ordinary	Number allotted 1,556
Name: Mr William John Golden Address: 19 Sedgecombe Avenue Kenton Harrow Middlesex UK Postcode: HA3 0HW	Class of shares allotted Ordinary	Number allotted 684
Name: Mr David John Sykes Address: 12 Hillside Gardens Woodmancote Cheltenham Gloucestershire UK Postcode: GL52 9QF	Class of shares allotted Ordinary	Number allotted 246
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 4th November 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A
OFFICE OF ...
CORPORATE F...

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	19	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	24594	24594	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	626.16p	661.23p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Design ESOS Part ID 142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 49,188
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 49,188

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 26.11.2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E9642 Tel: 01903 833004
DX number DX exchange

Secretariat CM

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	964		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	758.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0636 20/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Guy Norris, Mr Neil Burdett and Mr David Way	Class of shares allotted	Number allotted
Address: 765 Finchley Road, London	Ordinary	964
UK Postcode: NW11 8DS		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 11/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway, Worthing, West Sussex, BN99 6DA	
ESP/MAT/ALLOTS 14	Tel
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full Smiths Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,557	1,272	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	740.0p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0007 08/11/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 4,557
Name **Mr David John Adams** Address 35 Viking Road Willaston Douglas Isle Of Man UK Postcode IM2 6PA	Class of shares allotted Ordinary	Number allotted 254
Name **Mr Stephen Peter Cawte** Address 10 Gento Close Botley Southampton Hampshire UK Postcode SO3 2RG	Class of shares allotted Ordinary	Number allotted 637
Name **Mr Roger Philip Lillywhite** Address 50 Nicholas Crescent Fareham Hampshire UK Postcode PO15 5AH	Class of shares allotted Ordinary	Number allotted 127
Name **Mr Roger Alec Perkins** Address 17 Avenue Road Christchurch Dorset UK Postcode BH23 2BU	Class of shares allotted Ordinary	Number allotted 254
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant **Date** 03/11/2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOTS 13 & 18

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	27	10	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	214	246	708
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	669.00p	632.00p	612.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if ~~any~~) attached to this form : 1

Signed [signature] **Date** 28th October 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	268		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	608.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Mrs Josephine Helen Garston Address: 44 Ashlea Meadow Bishops Cleeve Cheltenham Gloucestershire UK Postcode: GL52 7WG	Ordinary	460
Name: Mr Grenville Charles Mitchell Address: 61 Bouncers Lane Prestbury Cheltenham Gloucestershire UK Postcode: GL52 5JB	Ordinary	976
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] Date 28th October 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full Smiths Group Plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	20	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,238 ✓	859 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	743.5p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0015 08/11/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 5,238
Name **Mrs Vanessa Jean Bennett** Address 63 Wellfield Drive Burnley Lancashire UK Postcode BB12 0JD	Class of shares allotted Ordinary	Number allotted 318
Name **Mr Kevin Michael Bryant** Address 11 Elgin Close Fareham Hampshire UK Postcode PO15 6AW	Class of shares allotted Ordinary	Number allotted 223
Name **Mr Brian Hartley** Address 78 Cambridge Drive Padiham Lancashire UK Postcode BB12 7DD	Class of shares allotted Ordinary	Number allotted 127
Name **Mr Stephen John Weeks** Address 113 Mortimer Road Itchen Southampton Hampshire UK Postcode SO19 2HJ	Class of shares allotted Ordinary	Number allotted 191
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] [signature] **Date** 26/10/2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 12
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED 2005 MAY -2 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	20	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	856	282	3,361
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	721.00p	612.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0317 08/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 24th October 2004

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
...e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,336	683	1,503
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	645.00p	554.00p

L...t the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

/hen you have completed and signed the form send it to ıe Registrar of Companies at:

:ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
:or companies registered in England and Wales

:ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A23 COMPANIES HOUSE UU1b 08/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Address: **PLEASE SEE ATTACHED LIST** UK Postcode:	Ordinary	8,021
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 24th October 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 14OCT04 TO 14OCT04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
FRASER DAVID /MR. 11 CRANHAM ROAD CHELTENHAM GLOS GL52 6BQ	1148
GROOM JOHN SUDELEY /MR. WOODFIELD 93 LINDEN AVENUE PRESTBURY CHELTENHAM	273
KNIGHT JOHN ROBERT /MR. 40 KENTMERE CLOSE CHELTENHAM GLOUCESTERSHIRE GL51 3PD	623
PAISH NARANBHAI RAVJIBHAI /MR. 37 CROMWELL ROAD CHELTENHAM GLOUCESTERSHIRE GL52 5DN	2213
SYKES DAVID JOHN /MR. 12 HILLSIDE GARDENS WOODMANCOTE CHELTENHAM GL52 9QF	1531
WILLIAMS GLYNN WILLIAM /MR. 19 THE WITHERS BISHOPS CLEEVE CHELTENHAM GLOUCESTERSHIRE GL52 8WE	1245
NUMBER OF ACCOUNTS : 6	7033

*****END OF REPORT *****

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 28SEP04 TO 28SEP04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
WILKINSON RUSSELL IAN /MR. 1 BUCKLAND CLOSE BISHOPS CLEEVE CHELTENHAM GLOUCESTERSHIRE GL52 8TN	988
NUMBER OF ACCOUNTS : 1	988

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A 8 1.
OFFICE OF INTERNAT
CORPORATE F...

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,214		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

[List] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A23
COMPANIES HOUSE 0018 08/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr John Robert Porter Address: 14A Cross Way Christchurch Dorset UK Postcode: BH23 2PJ	Class of shares allotted Ordinary	Number allotted 2,214
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 25th October 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2217 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0006 08/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig:ESOS/Part ID:142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2217
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2217

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 20/10/2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/9237 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full Smiths Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,648	667	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	753.5p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

A23 COMPANIES HOUSE 0J19 08/11/04

by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 5,648
Name **Please see attached list** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 667
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 26/10/2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOTS 11 & 16
DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	DAVID	COOMBS	6 COOPERS CLOSE	LITTLEWORTH	WHEATLEY	OXFORDSHIRE		OX33 1UA	318
MR	DARREN	GRAY	34 OAK ROAD	ASHLEY	NEW MILTON	HAMPSHIRE		BH25 5BD	127
MR	JOHN BARRY	NEWCOMBE	3 CRANMORE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE		SO31 5GG	159
MRS	NICOLA JAYNE	RUBY	15 LAWNSIDE GREEN	BILSTON	WOLVERHAMPTON			WV14 6HW	63
									667

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A 8:

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,172 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
or companies registered in Scotland

Th [redacted]
COMPANIES HOUSE 0014 08/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mr Geddis Castles Address :24 Belmont Slough UK Postcode SL2 1SU	Class of shares allotted Ordinary	Number allotted 2,172
Name : Address : UK Postcode	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 20/10/2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex BN99 6DA
ESP/ExC/ST/356 Tel: 01903 833406
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	109 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Philip John Arnold Address: 5 Ellenor Drive Alderton Tewkesbury Gloucestershire UK Postcode: GL20 8NZ	Class of shares allotted Ordinary	Number allotted 109
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant **Date** 15th October 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,114 ✓	2,737 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	756.0p	608p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 08/11/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 5,114
Name **Please see attached list** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,737
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 12/10/2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 10 & 15
DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	PAUL MITCHELL	BOWYER	15 CHERRYWOOD GARDENS	FLACKWELL HEATH	HIGH WYCOMBE	BUCKINGHAMSHIRE		HP10 9AX	318
MR	LEE JAMES	PIPER	28 YORK ROAD	WATFORD FIELDS	WATFORD	HERTS		WD18 0BE	541
MR	GRAHAM	POULTER	3 LUCERNE ROAD	ORPINGTON				BR6 0EP	414
MR	MARK	SHUTTLEWORTH	10 GRAHAM ROAD	WORDSLEY	STOURBRIDGE	WEST MIDLANDS		DY8 5PU	318
MR	DARRYL JAMES	WILDBLOOD	42 TEMPLARS WAY	PENKRIDGE	STAFFS			ST19 5HR	509
MR	ALAN JOHN	WRIGHT	160 WOOD ROAD	CODSALL	WOLVERHAMPTON			WV8 1DW	637
									2737

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -9 A 8:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	164	230	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0011 08/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Julian Penberthy Keith White Address: Granville 29 William Avenue Folkestone Kent UK Postcode: CT19 5TL	Class of shares allotted Ordinary	Number allotted 394
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 6th October 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -? A
OFFICE OF ...
CORPORA...

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	6	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,236 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE

.02
08/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	6,236
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	6,236
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 08/10/04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9076 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	5	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,116		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451.00p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

COMPANIES HOUSE 0005 08/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name DAVID EDWARD MARTIN Address MARCHMEAD, SHOTTERY STRATFORD UPON AVON, WARWICKSHIRE UK Postcode CV37 9HA	Class of shares allotted Ordinary	Number allotted 18,116
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 18,116

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 11/10/2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./SM9059	Tel: 01903 833264
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8851 ✓	8607	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	451.00p	661.23p	

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A33 COMPANIES HOUSE 0400 08/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Design ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	8,607
LONDON		
UK Postcode EC2R 6DA		
Name Mr. Einar Lindh	Class of shares allotted	Number allotted
Address Coombe End Cottage, Golf Club Drive	Ordinary	8,851
Kingston Upon Thames, SURREY		
UK Postcode KT2 7DF		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	17,458
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 06.10.2004

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E8992 Tel: 01903 833004

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,634		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	608.00p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr David Andrew Lodder Address: 98 Moot Lane Downton Salisbury Wiltshire UK Postcode: SP5 3JU	Class of shares allotted Ordinary	Number allotted 1,634
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 29th September 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A
OFFICE OF ... CORPORATE FI...

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

...e or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,603		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	740.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

...he allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0004 08/11/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 4,121
Name **Please see attached list** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,482
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Ansar **Date** 08/10/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 9
DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares Allotted
MR	DEREK	BROADBENT	58 LAKESIDE	TRING	HERTS		HP23 5HN	318
MR	ROGER PHILLIP	BROWN	67 MELVILLE ROAD	CHURCHDOWN	GLOUCESTER		GL3 2RE	191
MR	SHAUN MICHAEL	COLES	46 CHESSEL CRESCENT	BITTERNE	SOUTHAMPTON	HAMPSHIRE	SO19 4BS	127
MR	DAVID	CONSIDINE	22 BARTON DRIVE	HEDGE END	SOUTHAMPTON	HAMPSHIRE	SO3 2FF	191
MR	NEAL LESLIE	DAVIS	25 SANDHURST ROAD	KINGSHOLM	GLOUCESTER	GLOUCESTERSHIRE	GL1 2SE	318
MRS	JULIE	LESLIE	42 GREEN LANE	ALDERSLEY	WOLVERHAMPTON		WV6 9HX	191
MR	RAYMOND JOHN	MURPHY	ELM TREE COTTAGE	16 GRETTON ROAD	GOTHERINGTON	GLOS	GL52 9EP	446
MR	PHILLIP CRANE	PARSONS	WIGHTWICK HOUSE'	6 DEER PARK DRIVE	NEWPORT	SHROPSHIRE	TF10 7HB	382
MR	MICHAEL	SALES	19 HEATH ROAD SOUTH	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE	SO31 6SJ	318
							Total	2482

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	9	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,071 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.51		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0001 08/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 6,071
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6,071

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 30/09/04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/8942 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,457 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Robert F Ehr Address 3888 Bridgestone Drive NE Grand Rapids, MI49546, USA UK Postcode	Class of shares allotted Ordinary	Number allotted 9,457
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 9,457

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 30/09/04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./ARM8913 Tel: 01903 833161

DX number DX exchange

E COMPLETE IN
SCRIPT OR IN
D BLACK CAPITALS

083

88(2)

Return of Allotment of Shares

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	22	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17,963		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	733.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares Allott
MR	PETER GEORGE	GEROMIN	29 WESTFIELD COMMON	HAMBLE	SOUTHAMPTON	HAMPSHIRE	SO31 4LB	150
MR	JAMES	GILBERT	4 SHANTUNG PLACE	MOOR ROAD	CHESHAM	BUCKINGHAMSHIRE	HP5 1SF	318
MR	ALBERT	HOLDEN	40 OAK ST	BURNLEY	LANCS		BB12 6RG	254
MR	GLYN MALCOLM	JACKSON	30 OAKLANDS LODGE FARM	BRIDGNORTH	SHROPSHIRE		WV15 5DZ	318
MR	JAMES	JESSIMAN	33 FOSTER ST	CHORLEY	LANCS		PR6 0AY	127
MR	ALAN	RAYNER	7 PARKDALE DRIVE	KEBROYD LANE	RIPPONDEN	SOWERBY BRIDGE	HX6 3HS	127
MR	JOHN RICHARD	SAVAGE	2 ITCHEN CLOSE	WEST WELLOW	ROMSEY	HAMPSHIRE	SO51 6GX	318
MR	MICHAEL SHAUN	SMITH	6 SUMMERLEIGH WALK	STUBBINGTON	FAREHAM	HAMPSHIRE	PO14 2TQ	191
MR	GARY JOHN	SPAIN	15 GARNET STREET	READING	BERKSHIRE		RG1 6BA	956
MR	ROBERT STEVEN	TATTERSALL	13 LANGDALE DRIVE	BURY	LANCS		BL9 8HP	318
MR	JEFFERY ROBERT	THOMSON	529 LOWTHER ROAD	DUNSTABLE	BEDS		LU6 3LP	159
MR	LYNDON DAVID	TURNER	44 SUNNYBANK RD	MIXENDEN	HALIFAX	WEST YORKS	HX2 8RL	509
MR	STUART VERNON	VINEY	74 LANGHORN ROAD	SWAYTHLING	SOUTHAMPTON	HAMPSHIRE	SO16 3TN	318
MR	DONALD	WARE	5 GLYN DRIVE	STUBBINGTON	FAREHAM	HAMPSHIRE	PO14 2PJ	509
MR	MICHAEL GEORGE	YEOMANS	6 SEDGLEY CLOSE	TUFFLEY	GLOUCESTER		GL4 OQS	191
							Total	4763

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2

OFFICE OF ... CORPORATE ...

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	22	09	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	205 ✓	2,427✓	318
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	645.00p	612.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.*)	

COMPANIES HOUSE 08/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 23rd September 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	715 ✓	19 ✓	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Ian Nicholas Bird Address: 24 Salamanca Road Priors Estate Cheltenham Gloucestershire UK Postcode: GL52 5JZ	Class of shares allotted Ordinary	Number allotted 510
Name: David Gerard Hardacre Address: 3 Telford Street Burnley Lancashire UK Postcode: BB12 0LQ	Class of shares allotted Ordinary	Number allotted 87
Name: Miss Gail Michelle Ives Address: 37A Leckhampton Road Leckhampton Cheltenham Gloucestershire UK Postcode: GL53 0BD	Class of shares allotted Ordinary	Number allotted 920
Name: Mr Christopher Norman Address: 7 Parkside Drive Churchdown Gloucester Gloucestershire UK Postcode: GL3 1HS	Class of shares allotted Ordinary	Number allotted 2,167
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ~~Assistant~~ [signature] **Date** 23rd September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	9	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	311		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451.00p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB ***DX235* Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 311
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 311

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 27.09.2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/8862 Tel: 01903 833884
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,511		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	723.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 08/11/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted: Ordinary Number allotted: 2,415
Name **Please see attached list** Address UK Postcode	Class of shares allotted: Ordinary Number allotted: 5,096
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 21.09.04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT 7 & 12

DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Exercised
MR	PAUL DOUGLAS	ARNOLD	62 LEY SIDE	BROMHAM	BEDS		MK43 8NE	637
MR	ALAN	CARRUTHERS	22 TRENT ROAD	NELSON	LANCS		BB9 ONY	127
MR	RICHARD GORDON	CARTWRIGHT	26 SQUIRREL CHASE	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP1 2TL	1593
MR	VIPIN	MAGDANI	127 BEVERLEY DRIVE	EDGWARE	MIDDX		HA8 5NH	637
MR	GARRY	MCVANN	51 ROYSTON WAY	BURNHAM	BERKSHIRE		SL1 6ES	382
MR	ABDUL LATIF	QUADIR	2 BOURNE ROAD	SLOUGH	BERKSHIRE		SL1 2PD	1593
MR	TERENCE ANDREW	SAMWAYS	8 NETLEY LODGE CLOSE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE	SO3 5BT	127
							Total	**5096**

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

	From			To		
...e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 08	*Month* 09	*Year* 2004	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	19,590 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	727.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

...e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0396 08/11/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235** Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 10,801
Name **Please see attached list** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 8,789
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 17.09.04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 6
DX number DX exchange

itle	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Exercised
IR	STEPHEN JOHN	BARONENAS	104 GREEN LANE	TETTENHALL	WOLVERHAMPTON		WV6 9HJ	541
IR	MARTIN THOMAS LESLIE	BARRETT	24 OLDFIELD CRESCENT	CHELTENHAM	GLOS		GL51 7BA	637
IR	KENWYN JOHN	BEETLESTONE	BRIDGE COTTAGE	WYSON LANE	BRIMFIELD LUDLOW	SHROPSHIRE	TF4 2BU	956
IR	FREDERICK ARTHUR	CHAMBERLAIN	3 LYNWORTH LANE	TWYNING	TEWKESBURY	GLOS	GL20 6DD	159
IR	DAVID JAMES	HEWITT	1 TURNFIELD ROAD	CHEADLE	CHESHIRE		SK8 1JQ	637
IR	BRYAN	HOLDER	31 IDONIA ROAD	PERTON	SOUTH STAFFS	WOLVERHAMPTON	WV6 7NQ	127
IR	MARK STUART GRAEME	KIRK	6 MOOR PARK	PERTON	WOLVERHAMPTON		WV6 7YP	318
IISS	CHRISOVALADY	KOLIZA	107 KIRKLAND DRIVE	HOLTWHITES HILL	ENFIELD	MIDDX	EN2 0RJ	159
IR	ANTHONY MICHAEL	LEAHY	6 KENSINGTON CLOSE	BISHOPSTOKE	EASTLEIGH	HAMPSHIRE	SO50 6NS	318
IR	ALAN PHILIP	MARTIN	17 MANDEVILLE CLOSE	LONGLEVENS	GLOUCESTER	GLOS	GL2 0EY	956
IR	ROYSTON MARTIN	PAYNE	31 SPENCER CLOSE	HUCCLECOTE	GLOUCESTER	GLOS	GL3 3EA	956
IR	JEFFREY	ROBINSON	3 PARKGATE ROAD	CONNOR	KELLS		BT42 3LE	637
IR	STEPHEN JOHN	SIMPSON	76 BLAKELAND STREET	BORDESLEY GREEN	BIRMINGHAM	WEST MIDLANDS	B9 5XG	159
IR	PAUL A	STROTHERS	RYTON GRANGE	RYTON	SHIFNAL	SHROPSHIRE	TF11 9JL	637
IR	ROGER CHARLES	TILSON	16 MOAT HILL	TOWNHILL PARK	SOUTHAMPTON	HAMPSHIRE	SO18 2DS	637
IR	GRAHAM PETER	WEST	115 MELBOURNE ROAD	BUSHEY	HERTS		WD23 3ND	637
IR	ROY VINCENT	WILBY	10 MOOR LANE	PATTINGHAM	WOLVERHAMPTON		WV6 7DL	318
							Total	**8789**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,147 ✓		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	707.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0895 08/11/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted: Ordinary Number allotted: 2,898
Name **Please see attached list** Address UK Postcode	Class of shares allotted: Ordinary Number allotted: 2,249
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 17.09.04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT 5

DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	MICHAEL STEPHEN	ALDIS	PINEWOOD	14A MARYLAND CLOSE	TOWNHILL PARK	SOUTHAMPTON	HAMPSHIRE	SO18 2DX	191
MR	JAGJIT SINGH	BANSAL	20 BUSHEY MILL CRESCENT	WATFORD	HERTS			WD24 7RD	159
MR	JEFFREY RAYMOND	COCKRAM	2 NAPIER GARDENS	HYTHE	KENT			CT21 6DD	280
MR	MARTIN JOHN	COX	170 BROOK LANE	WARSASH	SOUTHAMPTON	HAMPSHIRE		SO31 7EW	478
MR	DAVID JOHN	HAINES	15 BURGUNDY CLOSE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO3 6PS	350
MR	PAUL	LARCOMBE	12 TANHOUSE CLOSE	HEDGE END	SOUTHAMPTON			SO30 0FB	318
MR	DAVID JOHN	PAYNE	98 HOMEFIELD RISE	ORPINGTON	KENT			BR6 0RW	28
MRS	PAMELA GEORGINA	PAYNE	16 GREYSTONE ROAD	BEARSTED	KENT			ME15 8PD	254
MR	IAN	WINSTANLEY	221 HINKLER ROAD	THORNHILL	SOUTHAMPTON	HAMPSHIRE		SO19 6GE	191
								Total	2249

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	106	465	678
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	645.00p	612.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 2nd September 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	317	94	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

A26 *A6KMH0EH* 0388
COMPANIES HOUSE 20/11/04
A20 *AHQURYCD* 0533
COMPANIES HOUSE 08/09/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Peter Joseph Stanley Davies Address: 9 Begonia Close Basingstoke Hampshire UK Postcode: RG22 5RA	Class of shares allotted Ordinary	Number allotted 189
Name: Mr Keith Smith Address: 64 Westbury Road Leckhampton Cheltenham Gloucestershire UK Postcode: GL53 9EW	Class of shares allotted Ordinary	Number allotted 1,471
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 2nd September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

For period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,246		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	700p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 7,803
Name **Please see attached list** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 5,443
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : 1

Signed Assistant [signature] Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOTS 3 & 8
DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Exercised
MR	KEITH	AVERY	38 MEADOW AVENUE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE	SO3 6UW	318
MR	HUGH	BAMFORD	30 LISHEEGHAN ROAD	BALLYMONEY	COUNTY ANTRIM		BT53 7JY	191
MR	CLIVE	BOGGUST	21 BEVERLEY CLOSE	PARK GATE	SOUTHAMPTON	HAMPSHIRE	SO3 6QU	191
MR	JAMES ANDREW	BREACH	109 GAMMONS LANE	WATFORD	HERTS		WD24 5JD	159
MR	GRAHAM ANTHONY	CRAGG	159 REEDLEY RD	BURNLEY	LANCS		BB10 2NE	764
MR	ADRIAN BERESFORD	DAY	13 GROVELANDS	BARNWOOD	GLOUCESTER	GLOS	GL4 3JF	318
MR	RAYMOND HENRY	MANSELL	6 BITTERN ROAD	ST PETERS	WORCESTER	WORCS	WR5 3LT	1593
MRS	LOUISE	SEDGWICK	20 CURLEW DRIVE	BROWNHILLS	WALSALL	WEST MIDLANDS	WS8 6DY	637
MR	IAN KEITH	SMITH	9 POLLEN CLOSE	SALE	CHESHIRE		M33 3LS	509
MR	ANTHONY JOHN	SOWDEN	49 ROMAN WAY	THATCHAM	BERKSHIRE		RG18 3BS	127
MR	MICHAEL JOHN	TAPLIN	5 CULVER INGLESIDE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE	SO3 5GJ	318
MR	KEITH MICHAEL	YORK	20 BARNES LANE	SARISBURY GREEN	SOUTHAMPTON	HAMPSHIRE	SO31 7BZ	318
							Total	**5443**

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY

Return of Allotment of Shares

OFFICE OF ...
CORPORATE ...

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	532	611	1,611
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	645.00p	612.00p

Already Releasd

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A20 COMPANIES HOUSE 0524 08/09/04

27
14|9|04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 12th August 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,174	958	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address: PLEASE SEE ATTACHED LIST	ORDINARY	4,886
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 12th August 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 06AUG04 TO 06AUG04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ASHDIAN ONNIG HOVHANNES /MR. 51 ORCHARD GROVE EDGWARE MIDDLESEX HA8 5BN	159
BETTERIDGE ALLAN JOHN /MR. 31 KEEPERS MILL WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE GL52 9QS	664
HULME JONATHAN LLOYD /MR. 129 NEW DOVER ROAD CAPEL-LE-FERNE FOLKESTONE KENT CT18 7JL	696
STEPHENS EDWARD /MR. 6 SWANSWELL DRIVE CHELTENHAM GLOUCESTERSHIRE GL51 6NA	632
STRONG DEANNA MAY /MRS. 26 MARKET SQUARE STONY STRATFORD MILTON KEYNES BUCKINGHAMSHIRE MK11 1BE	592
NUMBER OF ACCOUNTS : 5	2743

*****END OF REPORT *****

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 06AUG04 TO 06AUG04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BETTERIDGE ALLAN JOHN /MR. 31 KEEPERS MILL WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE GL52 9QS	339
CHANCE GERALD MILES /MR. SQUIRRELS LODGE EBLEY ROAD STONEHOUSE GLOUCESTERSHIRE GL10 2LW	532
HULME JONATHAN LLOYD /MR. 129 NEW DOVER ROAD CAPEL-LE-FERNE FOLKESTONE KENT CT18 7JL	424
STEPHENS EDWARD /MR. 6 SWANSWELL DRIVE CHELTENHAM GLOUCESTERSHIRE GL51 6NA	848
NUMBER OF ACCOUNTS : 4	2143

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -9
OFFICE OF INT...
CORPORATE ...

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

For period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	11	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	49,741		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	685p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 08/09/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted: Ordinary Number allotted: 23,758
Name **Please see attached list** Address UK Postcode	Class of shares allotted: Ordinary Number allotted: 25,983
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date**

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOTS 2 & 7
DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	KENNETH PAUL	ADAMS	35 JAMES GRIEVE AVENUE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6UB	127
MR	PETER JOHN	BADHAM	9 COLDRAY CLOSE	SWALLOW PARK	GLOUCESTER	GLOS		GL1 3QT	318
MR	KENNETH	BARRON	8 GLYN WAY	STUBBINGTON	NR FAREHAM	HAMPSHIRE		PO14 2PH	318
MR	PAUL THOMAS	BIRKETT	1 GRANGE ROAD	MANCHESTER	LANCASHIRE			M21 9NZ	1593
MR	ROGER FREDERICK	BISHOP	C/O JOHN CRANE UK	361-366 BUCKINGHAM AVENUE	SLOUGH	BERKSHIRE		SL1 4LU	1593
MR	STEPHEN	BLAXALL	25 SWINCOMBE RISE	WEST END	SOUTHAMPTON			SO18 3NL	318
MR	JOHN KENNETH	BOINTON	22 BANBURY STREET	WATFORD	HERTS			WD18 0EX	159
MR	TIMOTHY MARK	BROWN	16 HAVERHOLT ROAD	COLNE	LANCASHIRE			BB8 9PT	318
MR	ROGER JOHN	CHAMBERS	155 NEW BARN LANE	CHELTENHAM	GLOUCESTER	GLOS		GL52 3LH	318
MR	GRANT JOHN	COOK	40 CHURCH ROAD	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6LT	637
MR	BARRY	COUNSELL	11 MUSCLIFFE ROAD	WINTON	BOURNEMOUTH	DORSET		BH9 1NJ	127
MR	LAWRENCE RANDAL	CUNNINGHAM	98 TANWORTH LANE	SHIRLEY	SOLIHULL			B90 4DF	1593
MRS	DIANE	CUTTELL	2 HATHORN ROAD	HUCCLECOTE	GLOUCESTER			GL3 3UH	446
MR	TERENCE WILLIAM	DAVIS	10 GLENLEA CLOSE	WEST END	SOUTHAMPTON			SO30 3FD	382
MR	PHILIP FREDERICK	DAY	65 PARK CRESCENT	HARROW WEALD	MIDDX			HA3 6EU	159
MR	KEIR SINGH	DHILLON	5 SANDFIELD ROAD	CHURCHDOWN	GLOUCESTER			GL3 2HA	1593
MR	PATRICK JOSEPH	DONAGHY	46 THORNCROFT	AHOGHILL	BALLYMENA	COUNTY ANTRIM		BT42 1RX	637
MR	DAVID	EDMONDSON	20 LANSDOWNE CLOSE	BURNLEY	LANCASHIRE			BB11 2JW	191
MR	MICHAEL OWEN	ELLIS	72 ALBION STREET	BURNLEY	LANCASHIRE			BB11 4JG	637
MR	JOHN GRAHAM	EVANS	54 SOUTH GROVE	SALE	CHESHIRE			M33 3AR	478
MR	RICHARD LEONARD	FANSTONE	14 SHOREWOOD CLOSE	WARSASH	SOUTHAMPTON			SO31 9LB	318
MRS	JUSTINE ANNE-MARIE	FLOOK	148 COURT ROAD	ORPINGTON	KENT			BR6 0PY	382
MR	JEFFREY JOHN	FOYLE	25 ROTHSCHILD CLOSE	WATERSIDE PARK	WOOLSTON	SOUTHAMPTON	HAMPSHIRE	SO19 9TE	318
MR	PETER BRYAN	GILDING	81 SKIPTON ROAD	TRAWDEN	COLNE	LANCASHIRE		BB8 8RD	796
MR	DAVID ANDREW	HARVEY	17 PICKERING ROAD	LECKHAMPTON	CHELTENHAM	GLOS		GL53 0LF	159
MR	ALBERT	HEATON	18 CROW WOOD AVENUE	BURNLEY	LANCASHIRE			BB12 0JG	254
MR	STEPHEN VINCENT	HILL	4 BRIGHTS LANE	HAYLING ISLAND	HAMPSHIRE			PO11 0JX	127
MR	STEPHEN COLIN	HOWARD	23 CONFERENCE DRIVE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6WP	159
MR	ANDREW ANGUS	HUTCHINSON	25 SOUTHWOOD ROAD	HILSEA	PORTSMOUTH	HAMPSHIRE		PO2 9QG	254
MR	IAN	JOHNSON	30 BROOKTHORPE DRIVE	WILLENHALL	WEST MIDLANDS			WV12 4TX	573
MR	PAUL JAMES	JONES	5 CRESCENT ROAD	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6PE	95
MR	DAVID ANDREW	KING	101 BURSLEDON ROAD	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0BU	254
MRS	PAULINE MARJORIE	LAWSON	60 THE MOORINGS	PENDLE WAY	LANCS			BB12 0TF	159
MR	JOHN ANTHONY	LAWSON	60 THE MOORINGS	PENDLE WAY	BURNLEY	LANCS		BB12 0TF	127
MR	DAVID	LIVESEY	20 ACORN BANK	BARROW-IN-FURNESS	CUMBRIA			LA13 0RP	318
MR	IAN	LOGAN	141 CADDY ROAD	RANDALSTOWN	ANTRIM	COUNTY ANTRIM		BT41 3DW	318
MR	PAUL CHRISTIAN	MADDEN	54 DUGDALE ROAD	BURNLEY	LANCASHIRE			BB12 6DW	191
MR	MARC STUART	MCLENING	PARKSIDE	42 LOWER END	LEAFIELD	WITNEY	OXFORDSHIRE	OX29 9QJ	796
MRS	MARY ELIZABETH	MILLER	TREE TOPS	OLD HILL	LONGHOPE	GLOS		GL17 0PF	159
MR	DAVID	MILLS	114 STANNINGTON CRESCENT	TOTTON	SOUTHAMPTON			SO40 3QD	318
MRS	CHRISTINE ANNE	MORRIS	7 ETON CLOSE	PADIHAM	LANCS			BB11 7DH	605
MR	ROGER FRANK JOHN	MUSGROVE	120 PIMLICO ROAD	CLITHEROE				BB7 4PT	127
MR	IAN GEORGE	MUTTRAM	120 MONARCH WAY	WEST END	SOUTHAMPTON	HAMPSHIRE		SO3 3JR	254
MR	STEPHEN PAUL	NIEMEYER	52 HILLSIDE	PENDLE VIEW	BURNLEY	LANCS		BB11 5JN	318
MR	GARY	O'CONNOR	20 CHURCH STREET	READ	BURNLEY			BB12 7RW	330
MR	JEFFREY LORIMER	PERRY	67 KILLYCOWAN ROAD	GLARRYFORD	BALLYMENA			BT44 9HJ	254
MR	ANDREW BARRY	PRESTON	5 SNOWBERRY GARDENS	ACOCKS GREEN	BIRMINGHAM	WEST MIDLANDS		B27 6JZ	318
MR	NICHOLAS DEREK	QUARMBY	2 ELM DRIVE	STRETFORD	MANCHESTER			M32 9AW	318
MR	ALAN RICHARD	SAMUELS	22 WENTWORTH CLOSE	ONCHAN	ISLE OF MAN			IM3 2JT	318
MR	DAVID	SCONCE	76 MIDDLESEX AVENUE	BURNLEY	LANCASHIRE			BB12 6AB	254
MR	STEPHEN THOMAS	SHAFIK	19 HEATH LANE	HEMEL HEMPSTEAD	HERTS			HP1 1TS	318
MR	ANTHONY PHILIP	SHORT	1 ENSOR CLOSE	SWADLINCOTE	DERBYSHIRE			DE11 8EH	159
MR	WILLIAM	SPENCER	VERONICA HOUSE	77 CHURCH STREET	BURNLEY	LANCS		BB11 2RS	254
MR	GORDON	TAYLOR	99 HUNTERS OAK	HEMEL HEMPSTEAD	HERTS			HP2 7SZ	637
MR	ANDREW	TAYLOR	16 CUMBRIAN WAY	BURNLEY	LANCS			BB12 8UF	127
MR	ALAN JAMES	WATERMAN	29 CUNNINGHAM CLOSE	CHRISTCHURCH	DORSET			BH23 3EU	318
MR	TIMOTHY DONN	WEBLING	33 REEVES WAY	LOWFORD BURSLEDON	SOUTHAMPTON	HAMPSHIRE		SO3 8FU	159
MR	WILLIAM JOHN	WHITCHER	228 WEST END ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO18 6PN	637
MR	PAUL DOUGLAS JOHN	WILLIAMS	36 COACH ROAD	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO3 5JW	478
MR	RICHARD WILLIAM	WILLOUGHBY	3 HACKFORTH CLOSE	BARNET	HERTS			EN5 3BT	318
MR	GEORGE	WILSON	11 KING STREET	MYTHOLMROYD	HEBDEN BRIDGE			HX7 5HL	956
MR	TERRY	WINDLE	40 TIVERTON DRIVE	BURNLEY	LANCS			BB10 2JT	509
								Total	25983

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	357	189	108
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	645.00p	554.00p

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A20 COMPANIES HOUSE 0520 08/09/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Mohammed Bashir Address: 148 Wellington Street Slough Berkshire UK Postcode: SL1 1RP	Class of shares allotted Ordinary	Number allotted 357
Name: Timothy Mark Brown Address: 16 Haverholt Road Colne Lancashire UK Postcode: BB8 9PT	Class of shares allotted Ordinary	Number allotted 108
Name: Mr Graham Charles Upton Address: 15 Dark Lane Swindon Village Cheltenham Gloucestershire UK Postcode: GL51 9RN	Class of shares allotted Ordinary	Number allotted 189
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 6th August 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	04	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	255,819		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	710p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 151,564
Name **Please see attached lists** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 104,255
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed Assistant [signature] Date

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOTS 1 & 6
DX number DX exchange

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	STEVEN JOHN	ABBOTT	196 FIELDCOURT GARDENS	QUEDGELEY	GLOUCESTER			GL2 4UE	637
MR	DONALD CHRISTOPHER	ABRAHAMS	12 WARREN PLACE	CALMORE TOTTON	SOUTHAMPTON	HAMPSHIRE		SO40 2SD	95
MR	PETER GRAHAM	ARTHUR	17 BRUNSWICK	HANWORTH	BRACKNELL	BERKSHIRE		RG12 7YY	350
MR	CHRISTOPHER	ARUNDALE	65 GRESLEY CLOSE	WELWYN GARDEN CITY	HERTS			AL8 7QA	478
MR	RYAN	ASTON	8 TECWYN DRIVE	CONNAHS QUAY	DEESIDE	CLWYD		CH5 4JN	318
MR	ROBERT ALBERT	ATTREE	25 EDEN GROVE ROAD	BYFLEET	WEYBRIDGE	SURREY		KT14 7PH	127
MR	BRIAN COLIN	AYRES	11 FRANKSWOOD AVENUE	YIEWSLEY	UXBRIDGE			UB7 8QR	191
MR	ANTHONY CHARLES	BACK	37 CRANBOURNE CLOSE	SLOUGH	BERKSHIRE			SL1 2XH	318
MR	MICHAEL GRAHAM	BADHAM	30 ALEXANDER ROAD	BILBROOK	WOLVERHAMPTON			WV8 1JQ	318
MR	PAUL	BALDERSON	15 GREEN CLOSE	BURNLEY	LANCASHIRE			BB11 3QL	573
MR	GARY WILLIAM	BALDWIN	3 ST MARGARETS LANE	TITCHFIELD	FAREHAM	HAMPSHIRE		PO14 4DD	159
MR	STEVEN JAMES	BALLANTINE	29 JELLICOE CLOSE	WINDSOR MEADOWS	SLOUGH	BERKSHIRE		SL1 9HN	318
MR	STEPHEN	BARFOOT	10 DROVE ROAD	SOUTHAMPTON	HAMPSHIRE			SO19 8GJ	95
MR	NIGEL JOHN	BARNES	6 NASH CROFT	MARSTON GREEN	SOLIHULL	BIRMINGHAM	WEST MIDLANDS	B37 7FR	637
MR	STUART CHRISTOPHER	BEESLEY	25 FARM CRESCENT	NAPSBURY PARK	LONDON COLNEY	ST ALBANS	HERTFORDSHIRE	AL2 1UG	541
MR	ERIC KINGSTON	BEVAN	TRELJAH FAM	GLEN MAYE	PEEL	ISLE OF MAN		IM5 3AY	382
MR	STEVEN JOHN	BEVAN	15 REDWIND WAY	LONGLEVENS	GLOUCESTER			GL2 0XD	127
MR	JOHN CHARLES EDWARD	BIRD	49 MILLSTON CLOSE	NAISBURY PARK	HARTLEPOOL	CLEVELAND		TS26 0PX	637
MRS	LALITHA MARY	BIRD	6 HOME FARM WAY	WESTONING	BEDFORDSHIRE			MK45 5LL	478
MR	ANDREW	BLACKBURN	33 KINGSLEA ROAD	SOLIHULL	BIRMINGHAM	WEST MIDLANDS		B91 1TQ	159
MR	DENIS ROY	BLACKLEDGE	25 BRIAR ROAD	KINGSWOOD	WATFORD	HERTS		WD25 OHW	382
MR	ROBERT ANTHONY	BOLT	53 MOWBRAY AVENUE	ROSEMONT	TEWKESBURY	GLOS		GL20 5FA	637
MRS	JULIE	BORG-LITTLETON	9 HARTINGTON ROAD	GLOUCESTER	GLOS			GL1 5TJ	159
MR	MICHAEL NORMAN	BOTTOMLEY	31 SANDFIELD ROAD	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2HD	637
MRS	PAULINE	BOWER	THE ACORNS	HOLMESLAND LANE	BOTLEY	SOUTHAMPTON		SO30 2EH	796
MR	GUS	BRANNIGAN	27 MOUNT AVENUE	KILMARNOCK	AYRSHIRE			KA1 1UF	318
MR	ANTHONY STEPHEN	BROMLEY	11 NEWBY CLOSE	BURNLEY	LANCS			BB11 4QU	509
MR	GERALD STEPHEN	BROOKS	8 WOOD END	CROWTHORNE	BERKSHIRE			RG45 6DG	478
MR	DESMOND JOHN FREDERICK	BUDD	21 CHALMERS WAY	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO31 4LR	127
MR	DARYL JOHN	BURFORD	RED HOUSE	THE SCOWLES	COLEFORD	GLOS		GL16 8QT	318
MR	OWEN DUNCAN	BURNELL	78 GUDGEHEATH LANE	FAREHAM	HAMPSHIRE			PO15 5AY	637
MR	VICTOR	BURNSIDE	22 FENDALE PARK	CULLYBACKEY	COUNTY ANTRIM			BT43 5PU	637
MR	DEREK GEORGE	CAMPBELL	8 WHADDON WAY	TUFFLEY	GLOUCESTER			GL4 0QD	318
MR	THOMAS HUGH	CAMPBELL	53 ARD-NA-MAINE	CULLYBACKEY	BALLYMENA	COUNTY ANTRIM		BT42 1BY	254
MR	CHRISTOPHER ROY	CARRINGTON	18 BRIMSOME MEADOW	HIGHNAM	GLOUCESTER			GL2 8EW	1593
MR	STEVEN	CASSEDY	23 WENTWORTH GARDENS	WESTON	SOUTHAMPTON	HAMPSHIRE		SO19 9QG	318
DR	ALASTAIR	CLARK	47 COURTLANDS CLOSE	WATFORD	HERTFORDSHIRE			WD24 5GS	318
MR	DAVID RICHARD	CLARK	71 ARGYLL ROAD	GROVEHILL	HEMEL HEMPSTEAD	HERTS		HP2 6ND	382
MR	PETER WILLIAM	COCKLE	61 SWAYTHLING ROAD	WEST END	SOUTHAMPTON	HAMPSHIRE		SO30 3AG	127
MR	NICHOLAS JAMES	COLE	22 HATHERLEIGH ROAD	RUISLIP	MIDDX			HA4 6AS	1593
MR	MARK ANDREW	COLLINSON	54 MAYFIELD DRIVE	HUCCLECOTE	GLOUCESTER	GLOS		GL3 3DX	191
MR	DAVID	COOKSON	28 ROCHESTER DRIVE	BURNLEY	LANCS			BB10 2BH	127
MR	DEAN ALAN	COOPER	12 HARVEST LANE	STEVENAGE	HERTS			SG2 7RD	637
MR	MICHAEL ANTHONY	COX	48 FAIRFIELD AVENUE	FAREHAM	HAMPSHIRE			PO14 1EJ	223
MR	MICHEAL ALBERT	COZENS	41 WOOLWICH CLOSE	BURSLEDON	SOUTHAMPTON	HAMPSHIRE		SO31 8GE	127
MR	STEVEN JACK	CRANE	3 WATERFIELDS	LEATHERHEAD	SURREY			KT22 7XB	191
MR	JEREMY CLARKE	CROCKER	205 CUFFLEY HILL	GOFFS OAK	WALTHAM CROSS	HERTS		EN7 5HA	637
MR	JOHN WILLIAM	CURNOCK	1 MILLERS DYKE	QUEDGELEY	GLOUCESTER			GL2 4XQ	191
MR	MARK ANTHONY	DAHL	43 WILTON CRESCENT	UPPER SHIRLEY	SOUTHAMPTON	HAMPSHIRE		SO15 7QG	318
MR	MELVIN JAMES	DALLARD	21 BLACKWATER WAY	LONGLEVENS	GLOUCESTER	GLOS		GL2 0XN	191
MR	GLEN ALAN	DAVIES	15 KINGSCLERE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8TG	254
MR	JOHN WILLIAM	DAVIES	3 PEACH ROAD	WILLENHALL	WOLVERHAMPTON			WV12 5UQ	191
MR	NEIL ANTHONY	DAVIES	63 EMMOTT LANE	LANESHAW BRIDGE	COLNE	LANCS		BB8 7JE	1274
MR	ALASTAIR DAVID	DAVISON	15 ROCKSTOWN ROAD	CLOUGHWATER	BALLYMENA	COUNTY ANTRIM		BT43 6TY	764

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	ANDREW	DAWSON	31 QUEEN STREET	GLOSSOP	DERBYSHIRE			SK13 8EL	446
MR	STUART JAMES	DAWSON	40 CONSORT ROAD	EASTLEIGH	SOUTHAMPTON	HAMPSHIRE		SO5 4JB	127
MR	DOMENIC	DICIOCCIO	13 SANDY MEAD	HOLYPORT	MAIDENHEAD	BERKSHIRE		SL6 2YS	318
MR	GARY JAMES	DIXON	9 RATHLIN CLOSE	PENDEFORD	WOLVERHAMPTON	WEST MIDLANDS		WV9 5RP	318
MR	PAUL KENNETH	DOE	13 BROMLEY ROAD	MIDANBURY	SOUTHAMPTON	HAMPSHIRE		SO2 2AA	318
MR	GORDON PETER	DONE	7 SISSINGHURST GROVE	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 3FA	191
MR	VICTOR ALEXANDER	DOUGHTY	12 OAK ROAD	BREWOOD	STAFFORD			ST19 9HH	573
MR	LESLIE JEFFREY	DRIVER-DICKERSON	THE OLD TELEPHONE EXCHANGE	POUND LANE	HARDWICKE	GLOUCESTER		GL2 4RJ	127
MR	NIGEL ROBERT	DYER	26 FAIRFOLDS	GARSTON	WATFORD	HERTS		WD25 9UW	127
MR	DAVID ERNEST	EDWARDS	63 ASHBURN WAY	KINGSMILLS	WREXHAM	CLWYD		LL13 0YY	318
MR	JOSEPH OLANIYI	EFUNSHILE	24 LYNDHURST CLOSE	DOWNLEY	HIGH WYCOMBE	BUCKS		HP13 5JD	478
MR	COLIN THOMAS	ELLIOTT	GLENFIELD	180 WHALLEY ROAD	LANGHO	BLACKBURN	LANCASHIRE	BB6 8AA	318
MR	JEFFREY BRYAN CRISPIN	ELT	1 DORSET VALE	WARFIELD	BRACKNELL	BERKSHIRE		RG42 3JL	382
MR	JONATHAN REVELL	EMMET	1 JUBILEE COTTAGES	KINSHAM	TEWKESBURY	GLOUCESTERSHIRE		GL20 8HP	318
MR	IAN CHARLES	EPHGRAVE	1 LOCK CRESCENT	KIDLINGTON	OXFORD	OXFORDSHIRE		OX5 1HD	318
MR	ZAFER	ERKUL	14 LUDLOW WAY	CROXLEY GREEN	RICKMANSWORTH	HERTS		WD3 3SH	956
MR	WILLIAM GARETH	EVANS	BRYNGOLEU BUNGALOW	LLWYNHEN ROAD	CWMGORSE	DYFED		SA18 1RG	318
MR	PETER JOHN	FENTON	21 VALLEYSIDE	PELSALL	WALSALL	WEST MIDLANDS		WS3 4LL	637
MR	RICHARD MICHAEL	FORD	95 LYNTON ROAD	CHESHAM	BUCKINGHAMSHIRE			HP5 2BS	350
MR	ROY ERIC	FRANCIS	2 PASTURE CLOSE	RODBOURNE	SWINDON	WILTSHIRE		SN2 2UH	318
MR	COLIN PHILIP	FRASER	225 OAKWOOD DRIVE	SOUTHAMPTON	HAMPSHIRE			SO16 8DG	159
MR	ROBERT WILLIAM	GALLOWAY	58 CHESTNUT AVENUE	EUXTON	CHORLEY	LANCS		PR7 6BS	318
MR	PAUL STEPHEN	GASCOINE	45 CAPEL GARDENS	PINNER	MIDDX			HA5 5RF	478
MR	JOHN	GAVIN	47 MOSEDALE DRIVE	BURNLEY	LANCS			BB12 8UJ	509
MR	IAN	GILCHRIST	1 DALYS PARK	LONDONDERRY	BALLYMENA	COUNTY ANTRIM		BT47 1SE	1593
MR	KEITH	GLADWIN	18 WINFIELD	NEWENT	GLOUCESTER	GLOS		GL18 1QB	350
MR	RICHARD NEIL	GOODALL	63 COTTESWOLD ROAD	GLOUCESTER	GLOUCESTERSHIRE			GL4 6RH	637
MR	JONATHAN MARCEL	GOWERS	BANWELL COTTAGE	BERGHERS HILL	WOOBURN GREEN	BUCKS		HP10 0JP	573
MR	KELVIN	GREAVES	21 MEGAN ROAD	WEST END	SOUTHAMPTON	HAMPSHIRE		SO30 3FQ	318
MR	ALAN DAVID	GREEN	19 WENTWORTH AVENUE	SLOUGH	BERKSHIRE			SL2 2DP	382
MR	RICHARD REGINALD	GREGG	9 OAKHURST CLOSE	CHURCHDOWN	GLOUCESTER			GL3 2SS	1593
MR	NICHOLAS CLIVE	GREGORY	CHURCH LODGE CHURCH ROAD	WARSASH	SOUTHAMPTON	HAMPSHIRE		SO31 9GF	446
MR	PAUL	HACKNEY	16 CLIVE GROVE	PORTCHESTER	HAMPSHIRE			PO16 9RR	127
MR	LEONARD ARTHUR	HALL	15 ST GEORGES CRESCENT	CIPPENHAM	SLOUGH	BERKSHIRE		SL1 5PL	956
MRS	DIANE	HAMER	96 SILVER STREET	IRLAM	MANCHESTER			M44 6HR	318
MR	ERIK CHARLES	HANSON	2 LAKE ROAD	WOOLSTON	SOUTHAMPTON	HAMPSHIRE		SO19 9EB	127
MR	BARRY	HARGREAVES	33 KIRKMOOR RD	CLITHEROE	LANCS			BB7 2DU	509
MR	COLIN GEORGE	HARRIS	INGLEBY	375 AMERSHAM ROAD	HAZELMERE	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP15 7HR	254
MR	REGINALD WILLIAM	HARRIS	4 COXMORE CLOSE	HUCCLECOTE	GLOUCESTER			GL3 3SA	127
MR	ROBERT JOHN	HARRIS	69 HYDE WAY	WICKFORD	ESSEX			SS12 9BJ	318
MR	ROBERT ANDREW	HARTLEY	15 VERNON ROAD	HARROGATE	NORTH YORKSHIRE			HG2 8DE	318
MR	ROGER JAMES	HARVEY	17 THE OAKS	MEADOWSWEET WAY	HORTON HEATH	HAMPSHIRE		SO50 7PF	637
MR	BRYAN	HAWKES	51 YEW TREE CRESCENT	ROSSINGTON	DONCASTER	SOUTH YORKSHIRE		DN11 0EJ	318
MR	CHRISTOPHER JOHN	HAYES	68 DOWNSCROFT GARDENS	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 4RS	191
MR	ROBERT RAYMOND	HENDERSON	11 BARONY WAY	CHESTER	CHESHIRE			CH4 7NP	191
MRS	NICOLA JANE	HICKEY	11 CORVETTE AVENUE	WARSASH	SOUTHAMPTON	HAMPSHIRE		SO31 9AN	191
MR	ANDREW PAUL	HOLDING	11 PEVERELLS ROAD	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE		SO53 2AR	318
MR	DAVID CHRISTOPHER	HOLLANDS	23 DEERCOTE	HOLINSWOOD	TELFORD	SHROPSHIRE		TF3 2BH	254
MR	ANTHONY JOHN	HOOPER	20 FAIR LEAS	CHESHAM	BUCKS			HP5 2QW	1083
MR	RAYMOND	HOWARTH	13 CECIL STREET	OSWALDTWISTLE	ACCRINGTON	LANCASHIRE		BB5 3HF	254
MR	ROBERT WILLIAM	HUTCHINSON	100 ELLIOT RISE	GRANGE PARK	HEDGE END	SOUTHAMPTON	HAMPSHIRE	SO30 2RW	318
MR	AMEER	IBRAHIM	20 INCHKEITH ROAD	BALLYMENA	COUNTY ANTRIM			BT42 4AR	286
MR	DARREN JAMES	INGRAM	6 DRYLAND MEWS	CRANHAM GATE	HUCCLECOTE	GLOS		GL3 3UP	286
MR	BARRY DAVID	JANAWAY	5 BROOK ROAD	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 7AZ	573

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	PETER CLIFFORD	JANES	48 CALDBECK DRIVE	WOODLEY	READING	BERKSHIRE		RG5 4LA	318
MR	DAVID CHRISTOPHER	JEFFREY	3 EVELYN AVENUE	RUISLIP	MIDDX			HA4 8AR	318
MRS	ELAINE	JOHNSON	16 MALVERN CLOSE	HORWICH	BOLTON			BT6 7LY	318
MR	ALAN CEDRIC	JONES	120 FAIRVIEW ROAD	PENN	WOLVERHAMPTON			WV4 4TE	318
MR	OWEN RICHARD	JONES	WHITTYCROFT COTTAGE	BARNOLDSWICK ROAD	BARROWFORD	NELSON	LANCASHIRE	BB9 6AT	637
MR	JOHN HAIGH	JOWETT	46 ST MATTHEW STREET	BURNLEY	LANCASHIRE			BB11 4JJ	159
MR	COLIN	JUMP	16 DANEBANK ROAD	WITTON PARK	NORTHWICH	CHESHIRE		CW9 5PJ	637
MR	PHILIP MARTIN	KEEN	79 FOURTH AVENUE	GARSTON	WATFORD	HERTS		WD25 9QH	191
MR	BRIAN NORMAN	KELLY	8 SEAVIEW ROAD	ONCHAN	ISLE OF MAN			IM3 4AH	573
MR	FRANK MICHAEL	KENNEDY	12 WELL LANE	MOLLINGTON	CHESTER	CHESHIRE		CH1 6LD	382
MR	ALEC	KENNEY	33 CHAUCER ROAD	CROWTHORNE	BERKSHIRE			RG45 7QN	637
MR	STEWARD JAMES	KIDSTON	67 STUART CLOSE	EMMER GREEN	READING	BERKSHIRE		RG4 8RF	1593
MR	DAVID JOHN	KRUPINSKI	264 LOWERHOUSE LANE	BURNLEY	LANCS			BB12 6NG	254
MR	MICHAEL JOHN	LAKE	1 FERNDALE	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0PP	956
MR	JOHN	LANGSTON	FALKENHORST	11A ESHER PARK AVENUE	ESHER	SURREY		KT10 9NX	1593
MR	MARK JONATHAN	LEACH	26 PRIMROSE WAY	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6WX	70
MR	JAY	LEWINGTON	7 DONNAFIELDS	BISLEY	WOKING	SURREY		GU24 9DP	318
MR	STEPHEN DAVID	LEWIS	63 KINGSCOTE RD WEST	HATHERLEY	CHELTENHAM	GLOS		GL51 6JP	127
MR	BRIAN	LINNEGAR	2 WARNEFORD PLACE	OXHEY	WATFORD	HERTS		WD1 4DP	223
MR	JOHN	LOCK	12 FROBISHER GROVE	PORTCHESTER	FAREHAM	HAMPSHIRE		PO16 9RT	191
MR	MARTIN JOHN	LOVEGROVE	5 SCAWSBY CLOSE	DUNSTABLE	BEDFORDSHIRE			LU6 1UB	318
MR	PETER FREDERICK	LUKE	55 MAIN ROAD	HOUNSDOWN	TOTTON	SOUTHAMPTON	HAMPSHIRE	SO40 7EL	318
MR	KEVIN WILLIAM	MACINTYRE	31 LANCASTER ROAD	MAYBUSH	SOUTHAMPTON	HAMPSHIRE		SO16 5DN	318
MR	GRAHAM DAVID	MARKS	21 ELY CLOSE	LADYGROVE FARM	ABINGDON	OXON		OX14 5PU	318
MR	DAVID ROBERT	MASON	9 SCHOOL CRESCENT	LYDNEY	GLOUCESTER	GLOS		GL15 5TA	159
MR	PAUL	MCGRATH	58 TOWNHEAD STREET	BALYMONEY	COUNTY ANTRIM			BT53 6BE	637
MR	WILLIAM REID	MCLACHLAN	32 LYNWOOD AVENUE	WALL HEATH	KINGSWINFORD	WEST MIDLANDS		DY6 9AJ	318
MR	GARY WILLIAM	MEEK	20 TENBY ROAD	CHEADLE HEATH	STOCKPORT			SK3 0UN	637
MR	ANDREW	METCALFE	18 HELM CLOSE	BURNLEY	LANCS			BB11 4JJ	1593
MR	NIGEL	MILDENSTEIN	18 ALSTEAD AVENUE	HALE	CHESHIRE			WA15 8BS	191
MR	ALAN	MILES	7 TUSCULUM WAY	MITCHELDEAN	GLOS			GL17 0JA	254
MR	DAVID ANTHONY	MILES	3 HILLSIDE DRIVE	WEST BRADFORD	CLITHEROE	LANCS		BB7 4TG	509
MR	DAVID	MILLER	40 WILLOWSIDE	WOODLEY	READING	BERKSHIRE		RG5 4HJ	159
MR	TIMOTHY JOHN	MITCHELL	23 WESTFIELD AVENUE	BROCKWORTH	GLOUCESTERSHIRE			GL3 4AU	318
MR	IAN ANDREW	MOORBY	14 CRANBROOK GROVE	PERTON	WOLVERHAMPTON			WV6 7RY	382
MR	ANTHONY WILLIAM	MOORE	68 DEAN ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO18 6AN	318
MR	MARTIN JAMES	MORRISSEY	33 KEENSACRE	IVER HEATH	SLOUGH	BUCKINGHAMSHIRE		SL0 0DL	318
MR	BARRY ERIC	MORSE	24 TENTERTON AVENUE	WOOLSTON	SOUTHAMPTON	HAMPSHIRE		SO2 9HT	318
MR	LEWIS	MOTT	8 KINGSFIELD GARDENS	LOWFORD	SOUTHAMPTON	HAMPSHIRE		SO3 8AY	127
MR	ROBERT JOHN	NEAL	26 BRETTINGHAM GATE	SWINDON	WILTS			SN3 1NH	1593
MR	ALEXANDER	NEILLY	93 GRACEFIELD	GRACEHILL	BALLYMENA	COUNTY ANTRIM		BT42 2RR	382
MR	SAMUEL	NESBITT	3 CLONBOY WALK	RANDALSTOWN	COUNTY ANTRIM			BT41 3AQ	1593
MR	GEOFFREY	NEVITT	9 PARKER-DRIVE-SOUTH	FARNDON	CHESTER	CHESHIRE		CH3 6NQ	1593
MR	THOMAS LOWRY	NICHOLL	19 QUEEN'S PARK	CULLYBACKEY	BALLYMENA	COUNTY ANTRIM		BT42 1ED	956
MR	KRIS	NICHOLLS	23 TELFORD ROAD	LONDON COLNEY	HERTS			AL2 1PG	382
MRS	HELEN DENISE	NORTHWAY	80 WATERSIDE	CHESHAM	BUCKS			HP5 1PE	318
MR	ANDREW MARK	OAKEY	8 RODNEY CLOSE	LONGLEVENS	GLOUCESTER			GL2 9DG	1593
MR	ALAN	O'BRIEN	86 BLUMFIELD CRESCENT	SLOUGH	BERKSHIRE			SL1 6NJ	637
MR	MARTIN JOHN	O'HARA	92 NEWLODGE ROAD	BELFAST				BT15 2BZ	254
MR	RICHARD	OLIVER-HALL	10 DYAS CLOSE	SHIFNAL	SHROPSHIRE			TF11 9BQ	318
MR	TIMOTHY PETER GAUTREY	OTTER	6 GREAT LAWNE	DATCHWORTH	HERTS			SG3 6SX	318
MR	DAVID RONALD	OVERBURY	58 EAGLE WAY	ABBEYDALE	GLOUCESTER			GL4 4WS	159
MR	NEIL RICHARD	PARKIN	APPLEBROOK	FARINGDON ROAD	SHIPPON	OXFORDSHIRE		OX13 6LN	637
MR	KIRAN N	PATEL	378 BARTON STREET	GLOUCESTER				GL1 4LF	318

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	RAJENDRA	PATEL	201 EASTCOTE LANE	SOUTH HARROW	MIDDX			HA2 8RR	1593
MR	ANDREW JAMES	PAYNE	36 LASNE CRESCENT	BROCKWORTH	GLOUCESTER	GLOS		GL3 4UX	191
MR	LAWRENCE RICHARD NORMAN	PERKINS	56 ORCHARD WAY	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2AW	318
MR	GARY	PICKARD	10 MASEFIELD AVE	WHITEGATE	PADIHAM	LANCS			254
MRS	JANET	PINK	29 MARSH GARDENS	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 2XN	318
MR	CHRISTOPHER PAUL	PLANT	11 WEATHERHILL CRESCENT	BRIERFIELD	NELSON	LANCASHIRE		BB9 0HF	637
MR	COLIN GEORGE	PUGH	38 MARGARET CLOSE	ABBOTS LANGLEY	HERTS			WD5 0NW	318
MR	ZAFARULLAH KHAN	QAZI	182 WELLFIELD DRIVE	BURNLEY	LANCS			BB12 0JD	1274
MR	PAUL ANDREW	QUINN	21 JARVIS ROAD	SOUTH CROYDON	SURREY			CR2 6HW	382
MR	JAMIE	QUINTON	2 PALE MEADOW ROAD	BRIDGNORTH	SHROPSHIRE			WV15 6BE	382
MR	MATTHEW	RATCLIFFE	224 QUEENSWAY	HEMEL HEMPSTEAD	HERTS			HP2 5DF	286
MR	MALCOLM EDWARD	RICHES	27 BRENTFORD ROAD	SOLIHULL	WEST MIDLANDS			B91 1UJ	254
MR	PAUL GRAHAM	ROBERTS	24 EVERGREEN WAY	WOKINGHAM	BERKSHIRE			RG41 4BX	318
MR	DAVID WILLIAM	ROTHWELL	48 LICHEN CLOSE	CHARNOCK RICHARD	CHORLEY	LANCASHIRE		PR7 5RY	127
MR	KEVIN GEORGE	ROWE	9 CRANMORE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE		SO31 5GG	191
MR	COLIN JAMES	SALTER	2 ELLIOTT RISE	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 2RU	318
MR	IAN CHARLES	SCRIVIN	16 NEW LAITHE CLOSE	OVERDALE GRANGE	SKIPTON	NORTH YORKSHIRE		BD23 6AZ	637
MRS	BARBARA ANITA	SHANNON	238 HORSESHOE LANE	GARSTON	WATFORD	HERTS		WD25 7JQ	1593
MRS	MAUREEN	SHAW	9 ROBIN HOOD DRIVE	BUSHEY	HERTFORDSHIRE			WD23 2BY	127
MR	COLIN	SHAWYER	127 ASHTREE ROAD	BITTERNE PARK	SOUTHAMPTON	HAMPSHIRE		SO2 4NA	318
MR	PATRICK JOSEPH	SHEERIN	48 HANSON GARDENS	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 7RA	478
MR	DAVID MICHAEL	SIERWALD	161 SIMISTER LANE	SIMISTER	MANCHESTER			M25 2SF	318
MRS	HELEN	SIMMONDS	2 ALMOND CLOSE	BEDHAMPTON	HAVANT	HAMPSHIRE		PO9 3LP	63
MR	SAJJAN	SINGH	THE WILLOWS	UMBERSLADE ROAD	EARLSWOOD	SOLIHULL	WEST MIDLANDS	B94 5QA	254
MR	KEITH RANDALL	SLACK	26 SORREL DRIVE	WHITELEY	FAREHAM	HAMPSHIRE		PO15 7JL	127
MR	DANIEL WILLIAM	SMALL	66 SWIFT GARDENS	WOOLSTON	SOUTHAMPTON	HAMPSHIRE		SO19 9FQ	127
MR	BRIAN DAVID	SMITH	5 GRAY CLOSE	WARSASH	SOUTHAMPTON	HAMPSHIRE		SO31 9TB	318
MR	MICHAEL ERIC	SMITH	145 MANOR FARM ROAD	BITTERNE PARK	SOUTHAMPTON	HAMPSHIRE		SO18 1NY	95
MR	PHILIP JAMES	SMITH	30 MARTON DRIVE	BURNLEY	LANCS			BB11 4RE	637
MR	MALCOLM SAMUEL	SPINK	34 CHATSWORTH ROAD	WORKSOP	NOTTINGHAMSHIRE			S81 0LF	318
MR	GERALD WILLIAM	STEELE	176 FAIR OAK ROAD	EASTLEIGH	HAMPSHIRE			SO50 8HT	191
MR	ADRIAN DEREK	SULLY	23 MEADWAY STREET	CHASETOWN	BURNTWOOD	STAFFS		WS7 4TW	764
MR	PHILIP EDWARD	SWALLOW	7 GARDEN WALK	STEVENAGE	HERTS			SG1 1JL	318
MR	WILLIAM	SZEDER	3 PARK LANE	SLOUGH	BERKSHIRE			SL3 7PG	509
MR	ANDREW JOHN	TALMAGE	THE GRANARY	1 HOME FARM BARN	FREMINGTON	DEVON		EX31 3DQ	127
MR	DOUGLAS EDWARD	TAYLOR	12 LOVELL CLOSE	HITCHIN	HERTS			SG4 9LB	637
MR	MARK DARREN	TAYLOR	45 GRINDLESTONEHIRST	HIGH MEADOWS	COLNE			BB8 8BF	254
MR	MATTHEW	TEARLE	35 HAG HILL RISE	TAPLOW	NR MAIDENHEAD	BERKSHIRE		SL6 0LT	318
MR	WILLIAM RUSSELL	THOMAS	7 CRONK AVENUE	ONCHAN	ISLE OF MAN			IM3 3DG	318
MR	ANDREW PAUL	THORN	58 SHEARWATER AVENUE	CAMS BAY	FAREHAM	HAMPSHIRE		PO16 8YQ	318
MR	JOHN	TIMMINS	32 ARPS ROAD	CODSALL	WOLVERHAMPTON	WEST MIDLANDS		WV8 1SQ	127
MR	PHILLIP ANDREW	TIMMS	14 ELMHURST CLOSE	COVEN	WOLVERHAMPTON	WEST MIDLANDS		WV9 5DX	127
MR	MICHAEL FEDOR	TOWKAN	377 STROUD ROAD	GLOUCESTER				GL4 0DA	318
MR	STEVEN PETER	TOWNSEND	13 PENNY GATE CLOSE	HINDLEY	WIGAN	LANCASHIRE		WN2 3DP	254
MR	KEITH JOHN	TUCKWELL	358 REDDITCH ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS		B38 8PS	637
MR	KELVIN MARK	TUSTIN	15 THE AVENUE	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2HB	637
MR	COLIN ROBERT	URE	43 CEDAR AVENUE	STALYBRIDGE	CHESHIRE			SK15 3GD	828
MR	DARREN JAMES	VAUGHAN	87 SPRING ROAD	SHOLING	SOUTHAMPTON	HAMPSHIRE		SO19 2QD	1274
MR	DAVID WILLIAM	WALCH	31 HERITAGE COURT	LICHFIELD	STAFFORDSHIRE			WS14 9ST	1593
MR	CHRISTOPHER FRANK	WALKER	6 INGESTRE CLOSE	HEATH	HAYES	CANNOCK		WS11 2YY	127
MR	MARK ANDREW	WALKER	15 FARMFIELD	ASHTON-ON-MERSEY	SALE	CHESHIRE		M33 5PW	1593
MR	BARRY JOHN EDWARD	WALLACE	1 PINERIDGE ROAD	BALLYMENA	COUNTY ANTRIM	NORTHERN IRELAND		BT43 6TH	382
MR	MARK	WALSH	29 OAKWOOD CLOSE	BURNLEY	LANCASHIRE			BB10 2DY	382
MR	ROY	WARWICK	126 MILLFIELD	BALLYMENA	COUNTY ANTRIM			BT43 6PE	127

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Exercised
MR	BARRIE JOHN	WATTS	44 HAWKHURST CLOSE	WESTON	SOUTHAMPTON	HAMPSHIRE		SO19 9AX	191
MR	BRYAN	WEBB	22 STANHOPE ROAD	CIPPENHAM	SLOUGH	BERKSHIRE		SL1 6JS	382
MR	BRIAN ROBERT	WESSON	39 ASTRAL GARDENS	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO31 4RQ	191
MRS	JANET MARY	WESTHORPE	17 WESTFIELD CLOSE	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO31 4LG	159
MRS	MARGARET CAROL	WHITE	MARWELL	LOWER PLANTATION	LOUDWATER	RICKMANSWORTH		WD3 4PQ	1593
MR	DESMOND CHARLES	WHITNEY	30 HILLSIDE DRIVE	CHRISTCHURCH	DORSET			BH23 2RU	95
MR	JASON	WILDING	2 EDWIN CLOSE	THATCHAM	READING	BERKSHIRE		RG19 4GW	382
MR	RICHARD MCKENZIE	WILKINSON	53 BOUNDARY ROAD	WOOBURN GREEN	HIGH WYCOMBE	BUCKS		HP10 0DH	637
MRS	LORA EILEEN	WILLIAMS	31 WOOLSTON ROAD	BUTLOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO3 5FR	318
MR	PAUL	WILLIAMS	22 LAMB CLOSE	GARSTON	WATFORD	HERTS		WD25 0TB	318
MR	THOMAS JOHN	WILLIAMS	34 MERCURY GARDENS	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO31 4NZ	127
MR	PAUL DAVID	WILLIS	53 WYKEHAM ROAD	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE		SO31 5DY	127
MR	ROBERT CYRIL	WINTER	2 WESTBURY COURT	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0HN	159
MR	JOHN DAVID	WITCHER	5 POPLAR WAY	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0QB	159
MR	ROGER	WOODFORD	3 CLAREMONT CRESCENT	CROXLEY GREEN	RICKMANSWORTH	HERTFORDSHIRE		WD3 3QP	318
MRS	MAUREEN MARGARET	WORSFOLD	34 CAMARTHEN ROAD	CHELTENHAM	GLOS			GL51 5LA	318
MR	MAURICE	WYLIE	61 BALLYLOUGHAN PARK	BALLYMENA	COUNTY ANTRIM			BT43 5HW	318
								Total	104255

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	30	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	277		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. Neil Robert Burdett Address 5 Oak House Parson Street Hendon LONDON UK Postcode NW4 1QJ	Class of shares allotted Ordinary	Number allotted 277
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 277

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 10.08.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E8107 Tel: 01903 833417

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

...r period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	29	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,850		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	729p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

...e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 08/09/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 1,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** ______________

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT 5

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY -2

OFFICE OF ... CORPORATE F...

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1108		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Ltd Part ID 142CN Design ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1,108
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 1,108

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 04/05/2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E8089 Tel: 01903 833417
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,057		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	720p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

A2U COMPANIES HOUSE 0526 08/09/04

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted: Ordinary Number allotted: 5,057
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares Allotted Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date**

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 4
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	531	566	1,286
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	645.00p Already ticked	612.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A20 COMPANIES HOUSE 0517 08/09/04

27
14/9/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 21st July 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,696	604	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p Nu.	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address: PLEASE SEE ATTACHED LIST	Ordinary	4,683
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 21st July 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 15JUL04 TO 15JUL04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
FINCH ALMA LUCILLE /MRS. 5 SPRINGBANK DRIVE CHELTENHAM GLOUCESTERSHIRE GL51 0PF	662
ORGAN TORQUIL ALAN HENRY /MR. 1 DEWEY CLOSE WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE GL52 9UF	1022
RANSHAW MICHAEL JOHN /MR. 20 WHITEHOUSE WAY WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE GL52 9PR	746
SHARPE STEPHEN CHARLES /MR. 2 CAMPION WAY HARTLEY WINTNEY HOOK HAMPSHIRE RG27 8TL	632
WEAVER STEPHEN WILLIAM DENNIS /MR. 5 BRADSHAW CLOSE LONGLEVENS GLOUCESTER GLOUCESTERSHIRE	531
WILLIAMS IVOR DAVID /MR. LONGLEAT SWINDON HALL GROUNDS SWINDON VILLAGE CHELTENHAM GLOUCESTERSHIRE GL519QR	1090
NUMBER OF ACCOUNTS : 6	4683

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY -2 A 8:17

OFFICE OF ... CORPORATE ...

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

For period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,452		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	715p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A4U
COMPANIES HOUSE 0525 08/09/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 11,452
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date**

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 3
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	531	566	1,286
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	645.00p	612.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A20 *AHGH7YCU* 0517
COMPANIES HOUSE 08/09/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : 1

Signed Assistant [signature] **~~Date~~** 21st July 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,696	604	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 15JUL04 TO 15JUL04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
FINCH ALMA LUCILLE /MRS. 5 SPRINGBANK DRIVE CHELTENHAM GLOUCESTERSHIRE GL51 0PF	662
ORGAN TORQUIL ALAN HENRY /MR. 1 DEWEY CLOSE WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE GL52 9UF	1022
RANSHAW MICHAEL JOHN /MR. 20 WHITEHOUSE WAY WOODMANCOTE CHELTENHAM GLOUCESTERSHIRE GL52 9PR	746
SHARPE STEPHEN CHARLES /MR. 2 CAMPION WAY HARTLEY WINTNEY HOOK HAMPSHIRE RG27 8TL	632
WEAVER STEPHEN WILLIAM DENNIS /MR. 5 BRADSHAW CLOSE LONGLEVENS GLOUCESTER GLOUCESTERSHIRE	531
WILLIAMS IVOR DAVID /MR. LONGLEAT SWINDON HALL GROUNDS SWINDON VILLAGE CHELTENHAM GLOUCESTERSHIRE GL519QR	1090
NUMBER OF ACCOUNTS : 6	4683

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY -2 A
OFFICE OF ... CORPORAT...

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	531	2,755	2,714
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	645.00p Already ticked	632.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A20 COMPANIES HOUSE 0515 08/09/04

27
14/9/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 15th July 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
...e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,423	9,102	5,028
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p New	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

...the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name:	Class of shares allotted	Number allotted
Address: **PLEASE SEE ATTACHED LIST**	**Ordinary**	**26,553**
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 15th July 2004

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 04JUL04 TO 04JUL04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ATTRELL GARRY MARK PETER /MR. 44 BORDERSIDE SLOUGH BERKS SL2 5QS	1544
AZIZ ABDUL /MR. 32 CANTERBURY AVENUE SLOUGH BERKS SL2 1EG	541
BASHIR MOHMMAD /MR. 003 A/C 148 WELLINGTON STREET SLOUGH BERKSHIRE SL1 1RP	667
BHUIE AMARJIT SINGH /MR. 175 HIGH STREET CHALVEY SLOUGH	605
BOWDEN BERNARD JAMES /MR. 7 PARK AVENUE BATH BA2 4QD	108
BRETT JOAN MARGARET /MRS. 74 LANGLEY ROAD SLOUGH BERKS SL3 7AG	177
BURLAND GREGORY NEIL /MR. 21 NIAGARA AVENUE EALING LONDON W5 4UD	1305
BUTLER JAMES AIDAN /MR. 6 MANOR LEIGH BREASTON DERBY DE72 3UJ	605
DAR JAWED /MR. 7 COLIN CLOSE COLINDALE LONDON NW9 6RT	324
DOEL KENNETH JOHN /MR. 49 COMMON LANE NEW HAW ADDLESTONE	247

SURREY

GULL MICHAEL ANTONY /MR. 58 GLADSTONE AVENUE FELTHAM MIDDLESEX TW14 9LL	51
HOLMES JASON PAUL /MR. 28 CROSTHWAITE WAY BURNHAM SLOUGH BERKS SL1 6EX	497
HOLMES NICOLA JANE /MRS. 2 CLEARES PASTURE BURNHAM SLOUGH BERKS SL1 7DR	821

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
HUBER DAVID JAMES /MR. 93 FLEETHAM GARDENS LOWER EARLEY READING BERKS RG6 4BZ	370
KHAN LIAQAT ALI /MR. 43 ALEXANDRA ROAD CHALVEY SLOUGH BERKS	104
KHAN MOHAMMED FARID /MR. 64 WHITBY ROAD SLOUGH BERKS SL1 3DW	1002
MADEN GREG /MR. 47B ST LUKES ROAD OLD WINDSOR WINDSOR	324
MAYNE STEPHEN ANTHONY /MR. 41 BRUTON WAY BRACKNELL RG12 0GJ	496
MOHAN RAJ PAUL /MR. 393 CIPPENHAM LANE CIPPENHAM SLOUGH BERKS SL1 2XE	308
MUMFORD DAVID GEORGE /MR. FLAT 44 STOW COURT GLOUCESTER ROAD CHELTENHAM	300
SHORROCKS PETER MARSH /MR. 31 SUNTERS WOOD CLOSE HIGH WYCOMBE BUCKS HP12 4DZ	379
SINGADIA VELJI MESUR /MR. 298 LONDON ROAD LANGLEY SLOUGH	433
SINGH SUKHWINDER /MR. 45 ESSEX AVENUE SLOUGH SL2 1DP	541
SKOGLUND ERIK R /MR. FLAT 9 55 SINCLAIR ROAD LONDON	1544

W14 0NR

SMITH JONATHAN /MR. 679
35 TEMPLEFIELDS
ANDOVERSFORD
CHELTENHAM
GLOUCESTERSHIRE
GL54 4LF

STUTTARD CHARLES MARK /MR. 1022
BARGATE HOUSE
WESTBROOK
BEWBURY
BERKSHIRE

WATRET TRACEY /MS. 265
57 DODDSFIELD ROAD
SLOUGH
BERKS
SL2 2BD

SHARES ALLOTTED

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
WELLS BERIT /MRS. 20 IVY DRIVE LIGHTWATER SURREY GU18 5YZ	541
WHITE JONATHAN MICHAEL /MR. EDGEHILL LADDER HILL WHEATLEY OXFORD OXFORDSHIRE OX331HY	398
WICKINGS CHRISTINE ROSALIND LOUISE /MRS. HIGHRIDGE GROVE ROAD HIGH WYCOMBE	308
WOOD NIGEL K /MR. 90 TRING ROAD AYLESBURY BUCKS HP20 1LS	379
NUMBER OF ACCOUNTS : 31	16885

*****END OF REPORT *****

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 04JUL04 TO 04JUL04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BASHIR MOHMMAD /MR. 003 A/C 148 WELLINGTON STREET SLOUGH BERKSHIRE	664
BUTLER JAMES AIDAN /MR. 6 MANOR LEIGH BREASTON DERBY DE72 3UJ	1155
COX GREGORY WINSTONE /MR. 1 VANSITAART ROAD BISHAM MARLOW BUCKS SL7 1RU	415
HOLMES JASON PAUL /MR. 28 CROSTHWAITE WAY BURNHAM SLOUGH BERKS SL1 6EX	1032
MOHAN RAJ PAUL /MR. 393 CIPPENHAM LANE CIPPENHAM SLOUGH	1660
O-NEILL DAVID MICHAEL /MR. 19 HOLYBROOK ROAD READING RG1 6DG	1148
RAGGATT MICHAEL /MR. 89 CANTERBURY LEYS TEWKESBURY GLOUCESTERSHIRE GL20 8BP	370
SHORROCKS PETER MARSH /MR. 31 SUNTERS WOOD CLOSE HIGH WYCOMBE BUCKS HP12 4DZ	1245
SINGADIA VELJI MESUR /MR. 298 LONDON ROAD LANGLEY SLOUGH BERKS SL3 7HU	415
SMITH JONATHAN /MR. 35 TEMPLEFIELDS	407

ANDOVERSFORD CHELTENHAM GLOUCESTERSHIRE	
WATRET TRACEY /MS. 57 DODDSFIELD ROAD SLOUGH BERKS SL2 2BD	742
WICKINGS CHRISTINE ROSALIND LOUISE /MRS. HIGHRIDGE GROVE ROAD HIGH WYCOMBE BUCKS HP12 4DW	415

SHARES ALLOTTED

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
NUMBER OF ACCOUNTS : 12	9668

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	Smiths Group Plc

Shares allotted (including bonus shares):

For period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,050		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	711.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Mr Guy Norris , Mr Neil Burdett and Mr David Way** Address Smiths Industries Plc 765 Finchley Road Childs Hill London UK Postcode NW11 8DS	Class of shares allotted Ordinary	Number allotted 10,050
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted Total	Number allotted 10, 050

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 15.07.2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 2
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	219	117	99
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	608.00p	554.00p

the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A20 COMPANIES HOUSE 0511 08/09/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Peter Robert Cadwallader Address: 24 Benson Close Perton Wolverhampton West Midlands UK Postcode: WV6 7LU	Class of shares allotted Ordinary	Number allotted 222
Name: Mr David Charles John Holland Address: 3 Almond Avenue Ickenham Middlesex UK Postcode: UB10 8NA	Class of shares allotted Ordinary	Number allotted 213
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 7th July 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: Smiths Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	65,292		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	730.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **SEE ATTACHED LISTS** Address UK Postcode	Class of shares allotted Ordinary	Number allotted 65,292
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted Total	Number allotted 505

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 14.07.2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT 1
DX number DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 01JUL04 TO 01JUL04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ALLEN DIANNE MARY /MRS. 33 TURNPIKE HILL HYTHE KENT CT21 4SE	123
ARKELL ROSEMARY CHRISTINE /MRS. 9 FAWLEY DRIVE PRESTBURY CHELTENHAM GLOS GL52 5BS	246
BATE BARBARA MARY /MRS. 1 BROADHURST CLOSE WEST HAMPSTEAD LONDON NW6 3QS	123
BERRY CHRISTOPHER /MR. 71 NORTH ROAD HYTHE KENT CT21 5DX	370
BLAKE VICTOR JOHN /MR. 52 SEDGLEY ROAD BISHOPS CLEEVE CHELTENHAM GLOS GL52 8DD	3085
BRITTAIN ALAN ROBERT /MR. BRECKLANDS TEDDINGTON TEWKESBURY GLOS GL20 8JA	246
BROWN PAUL RICHARD /MR. 9 PAINSWICK ROAD CHELTENHAM GLOS GL50 2EZ	617
BRYAN CHRISTINE SUSAN /MRS. 18 BRYMORE CLOSE PRESTBURY CHELTENHAM GL52 3DY	740
BRYAN PATRICK DAVID /MR. 18 BRYMORE CLOSE PRESTBURY CHELTENHAM GLOS GL52 3DY	802
CALVERT CHRISTOPHER JON /MR. 10 CROFT CLOSE	246

LATTON
SWINDON
WILTSHIRE
SN6 6DL

CARR CHRISTOPHER DAVID HOMER /MR. 617
42 WOODMANCOTE VALE
WOODMANCOTE
CHELTENHAM

CAUSON JANET /MRS. 370
5 STREAMSIDE
BISHOPS CLEEVE
CHELTENHAM
GL52 8XG

CHANCE GERALD MILES /MR. 1234
SQUIRRELS LODGE
EBLEY ROAD
STONEHOUSE GLOS
GL10 2LW

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CLEEVELY IAN MICHAEL /MR. HAZEL HOUSE HILLSIDE ROAD DRYBROOK GLOUCESTERSHIRE GL17 9EW	493
CLIFFORD MARTIN JAMES /MR. 5 BARLEY CLOSE ARLE FARM CHELTENHAM GLOS	308
COCCA DAVID JOHN /MR. 21 DIBDEN LANE ALDERTON TEWKESBURY GLOS GL20 8NT	493
COLLINS DAVID GARLAND- /MR. 85 NORMANSHIRE DRIVE CHINGFORD ESSEX	246
COMFORT PHILIP ANTHONY /MR. 21 HARVEYS LANE WINCHCOMBE GLOS GL54 5QU	246
COOK GRAHAM JOHN /MR. 38 BOUNCERS LANE PRESTBURY CHELTENHAM GLOS GL52 5JN	246
COOPER KEVAN GEORGE /MR. 17 FOXGLOVE CLOSE ABBEYMEAD GLOUCESTER GLOS GL4 4DX	123
DAFFURN PAUL MARTYN /MR. 5 LEYSON ROAD THE REDDINGS CHELTENHAM GLOS GL51 6RU	246
DAISLEY PATRICIA ANN /MRS. 3 GLOSTER COTTAGES WELLINGTON PLACE SANDGATE FOLKESTONE	246
DASS HANUMAN /MR. 29 SPURLING ROAD DAGENHAM ESSEX RM9 5RH	617
DAVIS JAMES DOUGLAS /MR. 17A ERMIN STREET	308

BROCKWORTH GLOUCESTER GL3 4EG	
DAWBER JOHN TIMOTHY /MR. 5 AZALEA DRIVE UP HATHERLEY CHELTENHAM GLOUCESTERSHIRE	370
DAWKINS DAVID CHARLES /MR. 6 GREENWAY WOODMANCOTE CHELTENHAM GLOS GL52 9HU	370
DAY GEORGE ERNEST /MR. 14 PLANTATION CRESC BREDON TEWKESBURY GLOS GL20 7QG	123

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
DAY LEWIS RUSSELL /MR. 2 ICOMBE CLOSE BISHOPS CLEEVE CHELTENHAM GLOS GL52 8TQ	740
DAY RAYMOND FRANK /MR. 20 PENNINE ROAD LYNWORTH CHELTENHAM GLOS GL52 5HA	123
DEACKES NICHOLAS PAUL /MR. GAMBLES FARM GAMBLES LANE WOODMANCOTE CHELT GL52 4PU	1604
DOBSON EDWARD GEORGE /MR. 4 HART CRESCENT CHIGWELL ESSEX IG7 4DY	246
DOOLEY NEIL EDWARD /MR. 53 NAUNTON CRESCENT LECKHAMPTON CHELTENHAM GL53 7BD	123
EDWARDS PAUL DAVID /MR. 31 WARDS ROAD HATHERLEY CHELTENHAM GLOS GL51 6JN	246
ELLIOTT RODGER DAVID /MR. 168 BROOKLYN GARDENS ARLE CHELTENHAM GLOS GL51 8LW	987
FLANAGAN JOHN KENNETH /MR. 27 REDOUBT WAY DYMCHURCH ROMNEY MARSH KENT	617
FLAVELLE ANDREW RICHARD /MR. 3 READ WAY BISHOPS CLEEVE CHELTENHAM GLOS GL52 8EL	740
FLETCHER MARGARET LILIAN /MRS. 7 CARTERSMEAD CLOSE HORLEY SURREY RH6 9LG	740

FLINT JONATHAN MCNEILL /MR. 21 LAMMAS PARK ROAD EALING LONDON W5 5JD	1481
FOX IAN DAVID /MR. 17 FALLOWS ROAD NORTHLEACH CHELTENHAM GL54 3QQ	863
GARLAND SALLY ANN /MRS. 3 CRIMOND AVENUE REDOUBT ESTATE DYMCHURCH ROMNEY MARSH KENT TN29OUL	123

RECEIVED
2005 MAY -2 A 8:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
GILDER GILBERT JOHN /MR. 48 EVESHAM ROAD BISHOPS CLEEVE CHELTENHAM GLOS	617
GRAVES ANTHONY ALAN /MR. 40 PENNINE ROAD CHELTENHAM GLOS GL52 5HE	246
HALL GAIL /MRS. 68 ASHLEA MEADOWS BISHOPS CLEEVE SWINDON VILLAGE CHELTENHAM GLOS GL527WG	1110
HARGREAVES PAULINE MARGARET /MRS. HILLVIEW FIDDIGTON ASHCHURCH	617
HARMAN IAN DOUGLAS /MR. 14 ROBINS CLOSE HYTHE KENT	123
HAWKINS CHRISTOPHER DAVID /MR. 3 MARSH DRIVE CHELTENHAM GLOS GL51 9LN	246
HAYES PAUL ANDREW /MR. 21 SILK MILL ROAD REDBOURN HERTS	1604
HEAD MARK STEVEN /MR. 41 HARVESTERS VIEW BISHOPS CLEEVE GL52 7WD	431
HEAD RAYMOND GEORGE /MR. 43 PECKED LANE BISHOPS CLEEVE CHELTENHAM GLOS	863
HICKS PHILLIP DAVID /MR. 94 BRIONNE WAY LONGLEVENS GL2 0TN	246
HILL GEOFFREY MICHAEL /MR. 17 KIPLING ROAD CHELTENHAM GLOS GL51 7DJ	370
HILLS DEBORAH ELAINE /MRS.	740

53 DOWNS WAY SELLINDGE ASHFORD KENT TN25 6EZ	
HORNE RAYMOND ALAN /MR. 196 MOOR LANE CRANHAM UPMINSTER ESSEX RM14 1HG	617
HOUNSELL DAVID JOHN /MR. 89 CHURCH ROAD CHERITON FOLKESTONE KENT	246

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
HOWSE ANN /MISS. 6 KESLAKE ROAD KENSAL RISE LONDON NW6 6DL	123
HUNT DANIEL ANTHONY KEVIN /MR. 27 LAVENDER ROAD UP HATHERLEY CHELTENHAM GLOS GL51 3BN	617
HUNT JOHN RICHARD /MR. BADGEWORTH END COTTAGE THE GREEN BADGEWORTH CHELTENHAM GLOS GL51 4UL	123
HUNT KENNETH ALAN DESBOROUGH- /MR. 61 GOSHAWK DRIVE CHELMSFORD ESSEX CM2 8XW	246
HUTTON DAVID JOHN /MR. 14B WINCHESTER WAY WARDEN HILL CHELTENHAM GLOS	493
HYDE DAVID JOHN /MR. 15 DISTEL CLOSE WYMANS BROOK CHELTENHAM GLOS GL50 4SN	1234
ILES JILL BERNICE /MRS. 62 ROMAN HACKLE AVENUE WYMANS BROOK CHELTENHAM GLOS	370
JONES TREVOR /MR. 8 NEW ROAD TYLERS GREEN BUCKINGHAMSHIRE HP10 8DJ	246
LEECH PETER ALEC /MR. 15 GREENHILL HOUSE THE GREEN BISHOPS CLEEVE CHELTENHAM	370
LENNON JOHN FRANCIS /MR. 14 ARKLE CLOSE WYMANS BROOK CHELTENHAM GLOS GL50 4RE	1604
MANSELL DEREK /MR.	246

KENT

NER STEVEN THOMAS /MR.
TALISMAN WALK
BILLERICAY
ESSEX
CM11 1EE

MARRIOTT MARTEN DAVID /MR. 308
'MILLFIELD'
BRADY ROAD
LYMINGE
NR FOLKESTONE

MARTIN STEVEN ANTHONY /MR. 863
18 OLDFIELD CRESCENT
CHELTENHAM
GLOS
GL51 7BA

802

...ERS NAME & ADDRESS DETAILS	SHARES ...OTTED	SHARES ALLOTTED
MCROBERT PATRICIA ANN /MRS. 27 FREEMANTLE ROAD GOLDEN VALLEY ESTATE FOLKESTONE		246
MITCHELL TERENCE /MR. 78 TOBYFIELD RD BISHOPS CLEEVE CHELTENHAM GLOS		493
MOORE HEATHER STOREY- /MRS. 31 ASHLANDS ROAD HESTERS WAY CHELTENHAM GLOS GL51 0DP		246
MORRIS ANDREW MARK /MR. 65 ABBEYHOLME OVERTON ROAD CHELTENHAM GLOS GL50 3BZ		2591
MURPHY JUDITH ANN /MISS. 18 WOODMANS WAY BISHOPS CLEEVE CHELTENHAM		246
MUSTOE BRIAN /MR. 23 BOULTON ROAD CHELTENHAM GLOS GL50 4RZ		617
NICHOLAS ELEANOR DIANNE /MRS. 40 GREAT NORWOOD STREET LECKHAMPTON CHELTENHAM GLOS GL50 2BH		493
OSBORN RICHARD JEREMY /MR. 39 CLEEVEMONT EVESHAM ROAD CHELTENHAM GLOS		740
PHELPS VIVIEN /MRS. 56 BRAMLEY ROAD MITTON GL20 8AQ		246
INDORIA NANBAI GOVIND /MRS. 24 BERTRAM ROAD HENDON LONDON W4 3PN		1974
BELL FIONA ANNE /MISS. OPPER CLOSE' SHCOMBE LANE DMANCOTE 52 9QJ		3085

PRICE CAROLE ANNE /MRS. 123
32 FINDLAY COURT
MILITARY ROAD
HYTHE
KENT
CT21 5BH

ROBERTS JOHN CHRISTOPHER /MR. 123
30 MAWNEY CLOSE
COLLIER ROW
ROMFORD
ESSEX

ROBERTS LINDA ANN /MRS. 740
9 SOLENT PLACE
COTSWOLD RISE
EVESHAM WORCS
WR11 3FB

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ROGERS CLIVE /MR. 11 BOWNHAM MEAD RODBOROUGH COMMON STROUD GLOS GL5 5DZ	493
ROGERS STEPHEN KEVIN /MR. 28 CLEEVELANDS AVENUE PITTVILLE CHELTENHAM GLOS GL50 4PS	246
SISLEY ANDREW MICHAEL /MR. 69 THE FAIRWAY DYMCHURCH ROMNEY MARSH	246
SISSONS CHRISTOPHER RICHARD /MR. 16 BELLFLOWER ROAD WALTON CARDIFF GL20 7SB	863
SLINN NICHOLAS STEPHEN /MR. 17 ROBERTS ROAD PRESTBURY CHELTENHAM GLOS GL52 4DH	617
SMITH THOMAS LESLIE /MR. 3 CHILVERS SQUARE CHELMSFORD ROAD HIGH ONGAR ESSEX CM5 9NW	617
STACE IAN DOUGLAS /MR. 115 TOTHILL STREET MINSTER THANET KENT	370
STEAD MICHAEL JOHN /MR. 31 ASHCHURCH ROAD NEWTOWN TEWKESBURY GLOS GL20 8DE	617
STEPHENS ROBERT JOHN /MR. 60 PAGETS ROAD BISHOPS CLEEVE CHELTENHAM GLOS GL52 8AG	740
STEWART DEBORAH-ROSE /MRS. 42 PRINCES TERRACE DYMCHURCH ROAD HYTHE KENT CT21 6LY	246
TALBOT TREVOR JAMES /MR.	617

INNISFREE
44 WINCHCOMBE ROAD
SEDGEBERROW
WORCS

TAMCKEN HELEN MARY ANNE /MRS. 246
27 COURTIERS DRIVE
BISHOPS CLEEVE
CHELTENHAM GLOS
GL52 8NU

THORNDELL FRANK LESLIE CHARLES 863
/MR.
363 SWINDON ROAD
CHELTENHAM
GLOS

TINGLEY KEITH GRAHAM /MR. 493
20 CALVERLEY MEWS
UP HATHERLEY
CHELTENHAM GLOS
GL51 5RL

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
TONKIN MARIANNE LOUISE /MRS. 5 SEADOWN CLOSE THE SANDIES SEABROOK HYTHE KENT CT215TN	246
TULLY GORDON ARTHUR /MR. THE RETREAT 11 VICTORIA ROAD LITTLESTONE	246
WADSWORTH COLIN MICHAEL /MR. 56 DERWENT DRIVE MITTON GL20 8BB	617
WALLS MICHAEL WATSON /MR. CARRINGTON BERNARDS CLOSE GREAT MISSENDEN BUCKINGHAMSHIRE	3085
WALSH TRACY JANE /MRS. 2 ICOMBE CLOSE BISHOPS CLEEVE CHELTENHAM GL52 8TQ	123
WATKINS PETER GILES /MR. 69 GREVILLE ROAD NEW ADDINGTON CROYDON SURREY CRO ONZ	617
WEAVER DAVID ERNEST /MR. 27 WEDGWOOD DRIVE LONGLEVENS GLOUCESTER GLOS GL2 OAD	617
WHITE JULIAN PENBERTHY KEITH /MR. 'GRANVILLE' 29 WILLIAM AVENUE FOLKESTONE	493
WHITEHOUSE ALAN ERIC /MR. 30 THE HIGHGROVE BISHOPS CLEEVE CHELTENHAM GLOS GL52 8JB	431
WILLIAMS HAZEL ANN /MRS. 19 NORTHOLME GARDENS EDGWARE MIDDX HA8 5AZ	246

WILLIAMS PAUL DEREK /MR. 6 TYLEA CLOSE NORTH ROAD EAST THE REDDINGS	617
WRIGHT STEPHEN ANTHONY /MR. 11 SMITHWOOD GROVE CHARLTON KINGS GL53 9JN	246
WRIGHT STEPHEN MARK /MR. 35 THOMAS STOCK GARDENS ABBEYMEAD GLOUCESTER GLOS GL4 5GH	246
ZYGOWSKI DAVID JOHN /MR. ASHLANDS MAIN ROAD SHURDINGTON CHELTENHAM GLOUCESTERSHIRE GL514XQ	617

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
NUMBER OF ACCOUNTS : 110	65292

*****END OF REPORT *****

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 01JUL04 TO 01JUL04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ALLEN DIANNE MARY /MRS. 33 TURNPIKE HILL HYTHE KENT CT21 4SE	123
ARKELL ROSEMARY CHRISTINE /MRS. 9 PAWLEY DRIVE PRESTBURY CHELTENHAM GLOS GL52 5BS	246
BATE BARBARA MARY /MRS. 1 BROADHURST CLOSE WEST HAMPSTEAD LONDON NW6 3QS	123
BERRY CHRISTOPHER /MR. 71 NORTH ROAD HYTHE KENT CT21 5DX	370
BLAKE VICTOR JOHN /MR. 52 SEDGLEY ROAD BISHOPS CLEEVE CHELTENHAM GLOS GL52 8DD	3085
BRITTAIN ALAN ROBERT /MR. BRECKLANDS TEDDINGTON TEWKESBURY GLOS GL20 8JA	246
BROWN PAUL RICHARD /MR. 9 PAINSWICK ROAD CHELTENHAM GLOS GL50 2EZ	617
BRYAN CHRISTINE SUSAN /MRS. 18 BRYMORE CLOSE PRESTBURY CHELTENHAM GL52 3DY	740
BRYAN PATRICK DAVID /MR. 18 BRYMORE CLOSE PRESTBURY CHELTENHAM GLOS GL52 3DY	802
CALVERT CHRISTOPHER JON /MR. 10 CROFT CLOSE	246

LATTON
SWINDON
WILTSHIRE
SN6 6DL

CARR CHRISTOPHER DAVID HOMER /MR. 617
42 WOODMANCOTE VALE
WOODMANCOTE
CHELTENHAM

CAUSON JANET /MRS. 370
5 STREAMSIDE
BISHOPS CLEEVE
CHELTENHAM
GL52 8XG

CHANCE GERALD MILES /MR. 1234
SQUIRRELS LODGE
EBLEY ROAD
STONEHOUSE GLOS
GL10 2LW

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CLEEVELY IAN MICHAEL /MR. HAZEL HOUSE HILLSIDE ROAD DRYBROOK GLOUCESTERSHIRE GL17 9EW	493
CLIFFORD MARTIN JAMES /MR. 5 BARLEY CLOSE ARLE FARM CHELTENHAM GLOS	308
COCCA DAVID JOHN /MR. 21 DIBDEN LANE ALDERTON TEWKESBURY GLOS GL20 8NT	493
COLLINS DAVID GARLAND- /MR. 85 NORMANSHIRE DRIVE CHINGFORD ESSEX	246
COMFORT PHILIP ANTHONY /MR. 21 HARVEYS LANE WINCHCOMBE GLOS GL54 5QU	246
COOK GRAHAM JOHN /MR. 38 BOUNCERS LANE PRESTBURY CHELTENHAM GLOS GL52 5JN	246
COOPER KEVAN GEORGE /MR. 17 FOXGLOVE CLOSE ABBEYMEAD GLOUCESTER GLOS GL4 4DX	123
DAFFURN PAUL MARTYN /MR. 5 LEYSON ROAD THE REDDINGS CHELTENHAM GLOS GL51 6RU	246
DAISLEY PATRICIA ANN /MRS. 3 GLOSTER COTTAGES WELLINGTON PLACE SANDGATE FOLKESTONE	246
DASS HANUMAN /MR. 29 SPURLING ROAD DAGENHAM ESSEX RM9 5RH	617
DAVIS JAMES DOUGLAS /MR. 17A ERMIN STREET	308

BROCKWORTH
GLOUCESTER
GL3 4EG

DAWBER JOHN TIMOTHY /MR. 5 AZALEA DRIVE UP HATHERLEY CHELTENHAM GLOUCESTERSHIRE	370
DAWKINS DAVID CHARLES /MR. 6 GREENWAY WOODMANCOTE CHELTENHAM GLOS GL52 9HU	370
DAY GEORGE ERNEST /MR. 14 PLANTATION CRESC BREDON TEWKESBURY GLOS GL20 7QG	123

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
DAY LEWIS RUSSELL /MR. 2 ICOMBE CLOSE BISHOPS CLEEVE CHELTENHAM GLOS GL52 8TQ	740
DAY RAYMOND FRANK /MR. 20 PENNINE ROAD LYNWORTH CHELTENHAM GLOS GL52 5HA	123
DEACKES NICHOLAS PAUL /MR. GAMBLES FARM GAMBLES LANE WOODMANCOTE CHELT GL52 4PU	1604
DOBSON EDWARD GEORGE /MR. 4 HART CRESCENT CHIGWELL ESSEX IG7 4DY	246
DOOLEY NEIL EDWARD /MR. 53 NAUNTON CRESCENT LECKHAMPTON CHELTENHAM GL53 7BD	123
EDWARDS PAUL DAVID /MR. 31 WARDS ROAD HATHERLEY CHELTENHAM GLOS GL51 6JN	246
ELLIOTT RODGER DAVID /MR. 168 BROOKLYN GARDENS ARLE CHELTENHAM GLOS GL51 8LW	987
FLANAGAN JOHN KENNETH /MR. 27 REDOUBT WAY DYMCHURCH ROMNEY MARSH KENT	617
FLAVELLE ANDREW RICHARD /MR. 3 READ WAY BISHOPS CLEEVE CHELTENHAM GLOS GL52 8EL	740
FLETCHER MARGARET LILIAN /MRS. 7 CARTERSMEAD CLOSE HORLEY SURREY RH6 9LG	740

FLINT JONATHAN MCNEILL /MR. 21 LAMMAS PARK ROAD EALING LONDON W5 5JD	1481
FOX IAN DAVID /MR. 17 FALLOWS ROAD NORTHLEACH CHELTENHAM GL54 3QQ	863
GARLAND SALLY ANN /MRS. 3 CRIMOND AVENUE REDOUBT ESTATE DYMCHURCH ROMNEY MARSH KENT TN29OUL	123

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
GILDER GILBERT JOHN /MR. 48 EVESHAM ROAD BISHOPS CLEEVE CHELTENHAM GLOS	617
GRAVES ANTHONY ALAN /MR. 40 PENNINE ROAD CHELTENHAM GLOS GL52 5HE	246
HALL GAIL /MRS. 68 ASHLEA MEADOWS BISHOPS CLEEVE SWINDON VILLAGE CHELTENHAM GLOS GL527WG	1110
HARGREAVES PAULINE MARGARET /MRS. HILLVIEW FIDDIGTON ASHCHURCH	617
HARMAN IAN DOUGLAS /MR. 14 ROBINS CLOSE HYTHE KENT	123
HAWKINS CHRISTOPHER DAVID /MR. 3 MARSH DRIVE CHELTENHAM GLOS GL51 9LN	246
HAYES PAUL ANDREW /MR. 21 SILK MILL ROAD REDBOURN HERTS	1604
HEAD MARK STEVEN /MR. 41 HARVESTERS VIEW BISHOPS CLEEVE GL52 7WD	431
HEAD RAYMOND GEORGE /MR. 43 PECKED LANE BISHOPS CLEEVE CHELTENHAM GLOS	863
HICKS PHILLIP DAVID /MR. 94 BRIONNE WAY LONGLEVENS GL2 0TN	246
HILL GEOFFREY MICHAEL /MR. 17 KIPLING ROAD CHELTENHAM GLOS GL51 7DJ	370
HILLS DEBORAH ELAINE /MRS.	740

53 DOWNS WAY
SELLINDGE
ASHFORD
KENT
TN25 6EZ

HORNE RAYMOND ALAN /MR. 196 MOOR LANE CRANHAM UPMINSTER ESSEX RM14 1HG	617
HOUNSELL DAVID JOHN /MR. 89 CHURCH ROAD CHERITON FOLKESTONE KENT	246

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
HOWSE ANN /MISS. 6 KESLAKE ROAD KENSAL RISE LONDON NW6 6DL	123
HUNT DANIEL ANTHONY KEVIN /MR. 27 LAVENDER ROAD UP HATHERLEY CHELTENHAM GLOS GL51 3BN	617
HUNT JOHN RICHARD /MR. BADGEWORTH END COTTAGE THE GREEN BADGEWORTH CHELTENHAM GLOS GL51 4UL	123
HUNT KENNETH ALAN DESBOROUGH- /MR. 61 GOSHAWK DRIVE CHELMSFORD ESSEX CM2 8XW	246
HUTTON DAVID JOHN /MR. 14B WINCHESTER WAY WARDEN HILL CHELTENHAM GLOS	493
HYDE DAVID JOHN /MR. 15 DISTEL CLOSE WYMANS BROOK CHELTENHAM GLOS GL50 4SN	1234
ILES JILL BERNICE /MRS. 62 ROMAN HACKLE AVENUE WYMANS BROOK CHELTENHAM GLOS	370
JONES TREVOR /MR. 8 NEW ROAD TYLERS GREEN BUCKINGHAMSHIRE HP10 8DJ	246
LEECH PETER ALEC /MR. 15 GREENHILL HOUSE THE GREEN BISHOPS CLEEVE CHELTENHAM	370
LENNON JOHN FRANCIS /MR. 14 ARKLE CLOSE WYMANS BROOK CHELTENHAM GLOS GL50 4RE	1604
MANSELL DEREK /MR.	246

FLAT 1
49 MANOR ROAD
FOLKESTONE
KENT

MARINER STEVEN THOMAS /MR. 308
9 TALISMAN WALK
BILLERICAY
ESSEX
CM11 1EE

MARRIOTT MARTEN DAVID /MR. 863
'MILLFIELD'
BRADY ROAD
LYMINGE
NR FOLKESTONE

MARTIN STEVEN ANTHONY /MR. 802
18 OLDFIELD CRESCENT
CHELTENHAM
GLOS
GL51 7BA

...DERS NAME & ADDRESS DETAILS	SHARES ...TTED
	SHARES ALLOTTED
MCROBERT PATRICIA ANN /MRS. 27 FREEMANTLE ROAD GOLDEN VALLEY ESTATE FOLKESTONE	
MITCHELL TERENCE /MR. 78 TOBYFIELD RD BISHOPS CLEEVE CHELTENHAM GLOS	246
MOORE HEATHER STOREY- /MRS. 31 ASHLANDS ROAD HESTERS WAY CHELTENHAM GLOS GL51 0DP	493
MORRIS ANDREW MARK /MR. 65 ABBEYHOLME OVERTON ROAD CHELTENHAM GLOS GL50 3BZ	246
MURPHY JUDITH ANN /MISS. 18 WOODMANS WAY BISHOPS CLEEVE CHELTENHAM	2591
MUSTOE BRIAN /MR. 23 BOULTON ROAD CHELTENHAM GLOS GL50 4RZ	246
NICHOLAS ELEANOR DIANNE /MRS. 40 GREAT NORWOOD STREET LECKHAMPTON CHELTENHAM GLOS GL50 2BH	617
OSBORN RICHARD JEREMY /MR. 39 CLEEVEMONT EVESHAM ROAD CHELTENHAM GLOS	493
PHELPS VIVIEN /MRS. 56 BRAMLEY ROAD MITTON GL20 8AQ	740
'INDORIA NANBAI GOVIND /MRS. 24 BERTRAM ROAD HENDON LONDON NW4 3PN	246
WELL FIONA ANNE /MISS. COPPER CLOSE ISHCOMBE LANE ODMANCOTE 52 9QJ	1974
	3085

PRICE CAROLE ANNE /MRS. 32 FINDLAY COURT MILITARY ROAD HYTHE KENT CT21 5BH	123
ROBERTS JOHN CHRISTOPHER /MR. 30 MAWNEY CLOSE COLLIER ROW ROMFORD ESSEX	123
ROBERTS LINDA ANN /MRS. 9 SOLENT PLACE COTSWOLD RISE EVESHAM WORCS WR11 3FB	740

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ROGERS CLIVE /MR. 11 BOWNHAM MEAD RODBOROUGH COMMON STROUD GLOS GL5 5DZ	493
ROGERS STEPHEN KEVIN /MR. 28 CLEEVELANDS AVENUE PITTVILLE CHELTENHAM GLOS GL50 4PS	246
SISLEY ANDREW MICHAEL /MR. 69 THE FAIRWAY DYMCHURCH ROMNEY MARSH	246
SISSONS CHRISTOPHER RICHARD /MR. 16 BELLFLOWER ROAD WALTON CARDIFF GL20 7SB	863
SLINN NICHOLAS STEPHEN /MR. 17 ROBERTS ROAD PRESTBURY CHELTENHAM GLOS GL52 4DH	617
SMITH THOMAS LESLIE /MR. 3 CHILVERS SQUARE CHELMSFORD ROAD HIGH ONGAR ESSEX CM5 9NW	617
STACE IAN DOUGLAS /MR. 115 TOTHILL STREET MINSTER THANET KENT	370
STEAD MICHAEL JOHN /MR. 31 ASHCHURCH ROAD NEWTOWN TEWKESBURY GLOS GL20 8DE	617
STEPHENS ROBERT JOHN /MR. 60 PAGETS ROAD BISHOPS CLEEVE CHELTENHAM GLOS GL52 8AG	740
STEWART DEBORAH-ROSE /MRS. 42 PRINCES TERRACE DYMCHURCH ROAD HYTHE KENT CT21 6LY	246
TALBOT TREVOR JAMES /MR.	617

INNISFREE
44 WINCHCOMBE ROAD
SEDGEBERROW
WORCS

TAMCKEN HELEN MARY ANNE /MRS. 246
27 COURTIERS DRIVE
BISHOPS CLEEVE
CHELTENHAM GLOS
GL52 8NU

THORNDELL FRANK LESLIE CHARLES 863
/MR.
363 SWINDON ROAD
CHELTENHAM
GLOS

TINGLEY KEITH GRAHAM /MR. 493
20 CALVERLEY MEWS
UP HATHERLEY
CHELTENHAM GLOS
GL51 5RL

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
TONKIN MARIANNE LOUISE /MRS. 5 SEADOWN CLOSE THE SANDIES SEABROOK HYTHE KENT CT215TN	246
TULLY GORDON ARTHUR /MR. THE RETREAT 11 VICTORIA ROAD LITTLESTONE	246
WADSWORTH COLIN MICHAEL /MR. 56 DERWENT DRIVE MITTON GL20 8BB	617
WALLS MICHAEL WATSON /MR. CARRINGTON BERNARDS CLOSE GREAT MISSENDEN BUCKINGHAMSHIRE	3085
WALSH TRACY JANE /MRS. 2 ICOMBE CLOSE BISHOPS CLEEVE CHELTENHAM GL52 8TQ	123
WATKINS PETER GILES /MR. 69 GREVILLE ROAD NEW ADDINGTON CROYDON SURREY CRO 0NZ	617
WEAVER DAVID ERNEST /MR. 27 WEDGWOOD DRIVE LONGLEVENS GLOUCESTER GLOS GL2 OAD	617
WHITE JULIAN PENBERTHY KEITH /MR. 'GRANVILLE' 29 WILLIAM AVENUE FOLKESTONE	493
WHITEHOUSE ALAN ERIC /MR. 30 THE HIGHGROVE BISHOPS CLEEVE CHELTENHAM GLOS GL52 8JB	431
WILLIAMS HAZEL ANN /MRS. 19 NORTHOLME GARDENS EDGWARE MIDDX HA8 5AZ	246

WILLIAMS PAUL DEREK /MR. 6 TYLEA CLOSE NORTH ROAD EAST THE REDDINGS	617
WRIGHT STEPHEN ANTHONY /MR. 11 SMITHWOOD GROVE CHARLTON KINGS GL53 9JN	246
WRIGHT STEPHEN MARK /MR. 35 THOMAS STOCK GARDENS ABBEYMEAD GLOUCESTER GLOS GL4 5GH	246
ZYGOWSKI DAVID JOHN /MR. ASHLANDS MAIN ROAD SHURDINGTON CHELTENHAM GLOUCESTERSHIRE GL514XQ	617

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
NUMBER OF ACCOUNTS : 110	65292

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY -2 A 8:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

HFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
01	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,750		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A20 COMPANIES HOUSE 0508 08/09/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited DES ESOS Part ID 142CN Address: 20 Moorgate. LONDON EC2R 6DA UK Postcode	Ordinary	1,750
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,750

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : [ ]

Signed Assistant [signature] **Date** 12.07.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SK/7784 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	Mar	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1926		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Th[redacted]
COMPANIES HOUSE 13/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary			
Number allotted	6,127			
Nominal value of each share	25p			
Amount (if any) paid or due on each share *(including any share premium)*	765p			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 6,127
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,127

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 15.04.2005

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 1 of 2

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,410	6,826	2,393
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	661.23P	750.00p	765.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 15.04.2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 2 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,430	1,340	3,304
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790.00p	806.00p	823.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

This form has been provided free of

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des ESOS Part ID 142CN Address 20 Moorgate, LONDON EC2R 6DA UK Postcode	Class of shares allotted Ordinary	Number allotted 21,703
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 21,703

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 15.04.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	13	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	315	597	234
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(Including any share premium)*	645.00p	612.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary		
Number allotted	715	299		
Nominal value of each share	25p	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up				

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Company Number 137013

smiths

At the Annual General Meeting of Smiths Group plc, held on 16 November 2004 at 60 Victoria Embankment, London EC4Y 0JP, the following resolutions were passed as special business :

SPECIAL BUSINESS

Ordinary resolution :

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £46,811,832 in aggregate (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

Special resolution :

That the directors be and are hereby authorised to allot equity securities for cash :

(a) in accordance with article 7 of the Company's Articles of Association; and

(b) within section 94(3A) of the Act as if section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,021,774 (such authorities to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 95 of the Act shall cease to have effect.

Special resolution :

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that :

(a) the maximum number of ordinary shares hereby authorised to be purchased is 56,174,198;

(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next general meeting of the Company, unless such authority is renewed at such time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Ordinary resolution :

(a) That Smiths Group plc be and is hereby authorised to make donations to EU political organisations and to incur EU political expenditure; and

(b) that each and every subsidiary company of Smiths Group plc (in which 50% or more of the voting rights are owned directly or indirectly by Smiths Group plc), present and future, be and is hereby authorised to make donations to EU political organisations and to incur EU political expenditure

provided that the amount of any such donations and/or expenditure in aggregate shall not exceed £100,000 per annum (such authority to expire on the day falling four years after the passing of this resolution).

For the purposes of this resolution, 'donations', 'EU political organisations' and 'EU political expenditure' shall have the meanings given to them in Part XA of the Companies Act 1985.

Ordinary resolution :

(a) That the Smiths Group Performance Share Plan (the 'Performance Share Plan'), the principal terms of which are summarised in the letter to shareholders from the Chairman dated 14 October 2004 (and Appendix 1 to that letter) and as shown in the Rules of the Performance Share Plan produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby adopted and that the directors be and are hereby authorised to do all such acts and things as they may consider appropriate to implement the Performance Share Plan; and

(b) that the directors be and are hereby authorised to vote as directors and be counted in any quorum on any matter connected with the Performance Share Plan, notwithstanding that they may be interested in the same, save that no director may vote or be counted in the quorum on any matter solely concerning his own participation therein, and that any prohibition on directors' voting shall be suspended to this extent accordingly.

Ordinary resolution :

(a) That the Smiths Group Co-Investment Plan (the 'Co-Investment Plan'), the principal terms of which are summarised in the letter to shareholders from the Chairman dated 14 October 2004 (and Appendix 2 to that letter) and as shown in the Rules of the Co-Investment Plan produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby adopted and that the directors be and are hereby authorised to do all such acts and things as they may consider appropriate to implement the Co-Investment Plan; and

(b) that the directors be and are hereby authorised to vote as directors and be counted in any quorum on any matter connected with the Co-Investment Plan, notwithstanding that they may be interested in the same, save that no director may vote or be counted in the quorum on any matter solely concerning his own participation therein, and that any prohibition on directors' voting shall be suspended to this extent accordingly.

DONALD BRYDON
CHAIRMAN

CERTIFIED A TRUE COPY .... G M NORRIS – DEPUTY GROUP SECRETARY

Documents Submitted to the UK Listing Authority Disclosure Team pursuant to Listing Rule 9.31 from August 1, 2003 to April 28, 2005

1. Notice of 2003 Annual General Meeting, required by Listing Rule 9.31(a).
2. Form of Proxy for 2003 Annual General Meeting,, required by Listing Rule 9.31(a).
3. Resolutions passed as items of special business at the 2003 Annual General Meeting, required by Listing Rule 9.31(b).
4. Annual Review 2003, required by Listing Rule 9.31(a).
5. Directors' Report and Financial Statements 2003, required by Listing Rule 9.31(a).
6. Resolutions passed as items of special business at the 2004 Annual General Meeting, required by Listing Rule 9.31(b).
7. Chairman's Letter and Notice of 2004 Annual General Meeting, required by Listing Rule 9.31(a).
8. Form of Proxy for 2004 Annual General Meeting, required by Listing Rule 9.31(a).
9. Directors' Report and Financial Statements 2004, required by Listing Rule 9.31(a).
10. Annual Review 2004, required by Listing Rule 9.31(a).
11. Interim Report and Accounts 2004, required by Listing Rule 9.31(a).
12. Interim Report and Accounts 2005, required by Listing Rule 9.31(a).

NOTICE OF ANNUAL GENERAL MEETING

RECEIVED
2005 MAY -2 A 8:10
FICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE IS HEREBY GIVEN THAT THE EIGHTY-NINTH ANNUAL GENERAL MEETING OF SMITHS GROUP PLC WILL BE HELD AT THE OFFICES OF JP MORGAN PLC, 10 ALDERMANBURY, LONDON EC2V 7RF ON TUESDAY 11 NOVEMBER 2003 AT 12.00 NOON FOR THE FOLLOWING PURPOSES:

ORDINARY BUSINESS

1. To adopt the reports of the directors and the auditors and the audited accounts for the year ended 31July 2003.

2. To approve the directors' remuneration report for the year ended 31 July 2003.

3. To declare a final dividend on the ordinary shares.

To reappoint the following directors:

4. Mr K O Butler-Wheelhouse

5. Dr J Ferrie

6. Mr J M Horn-Smith

Notes
Mr Butler-Wheelhouse, Dr Ferrie and Mr Horn-Smith will retire in accordance with Article 57.

Mr Horn-Smith is a member of the Audit and the Nominations and Remuneration Committees.

7. To reappoint PricewaterhouseCoopers LLP as auditors of the company.

Note
Special Notice of this resolution has been received by the company. PricewaterhouseCoopers LLP were appointed as auditors by the directors during the year, following the resignation of PricewaterhouseCoopers.

8. To authorise the directors to determine the remuneration of the auditors.

SPECIAL BUSINESS

9. To consider and, if thought fit, pass the following ordinary resolution:

That, in accordance with Article 6 of the Articles of Association of the company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £46,629,434 in aggregate (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

10. To consider and, if thought fit, pass the following special resolution:

That, in accordance with Article 7 of the Articles of Association of the company, the directors be and are hereby authorised to allot equity securities for cash, and for the purposes described in paragraph (b) of Article 7, the nominal amount to which this power is limited shall be £6,994,415 (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 95 of the Companies Act 1985 shall cease to have effect.

11. To consider and, if thought fit, pass the following special resolution:

That, in accordance with Article 11 of the Articles of Association of the company, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company ('ordinary shares') provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 55,955,321;

(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next general meeting of the company, unless such authority is renewed at such time; and

(e) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

smiths

ADMISSION CARD

smiths

Annual General Meeting – 11 November 2003 at 12.00 noon

If you come to the Meeting, please bring this card with you. It is evidence of your right to attend and vote at the Meeting and will help you gain admission as quickly as possible. Please also see overleaf.

Please retain this card until the close of the Meeting or any adjournment of the Meeting.

NOTIFICATION OF ATTENDANCE CARD

smiths

For security purposes, if you intend coming to the 2003 Annual General Meeting, please detach this card and return it as soon as possible, stating the names of all shareholders to attend.

No postage stamp is necessary.

All joint shareholders may attend the Meeting.

FOR SECURITY PURPOSES PLEASE WRITE DOWN THE NAMES OF ALL SHAREHOLDERS AND OTHERS TO ATTEND

____

____

____

____

____

____

____

____

____

FORM OF PROXY

smiths

Please read the Notice of Meeting and the Directors' Report before completing this form.

I/We, the undersigned, being a member of Smiths Group plc (the 'company'), hereby appoint the

Chairman of the Meeting* ____________________
as my/our proxy to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of the company to be held on 11 November 2003 or at any adjournment thereof.

In relation to the Resolutions set out in the Notice convening the Meeting, I/we desire the proxy to be used as follows:

Please indicate your vote by marking the appropriate boxes in black ink like this: ▨. If you do not, your proxy will vote or abstain at his/her discretion. If you abstain from voting on any resolution(s) your vote will not be counted in the calculation of the proportion of votes For and Against the resolution(s).

**If any other proxy is desired, delete 'the Chairman of the Meeting' and insert in the box above the name of the proxy preferred.*

Resolutions	For	Against	Abstain
1. Adoption of Reports and Accounts	☐	☐	☐
2. Approval of directors' remuneration report	☐	☐	☐
3. Declaration of final dividend	☐	☐	☐
4. Reappointment of Mr K O Butler-Wheelhouse as a director	☐	☐	☐
5. Reappointment of Dr J Ferrie as a director	☐	☐	☐
6. Reappointment of Mr J M Horn-Smith as a director	☐	☐	☐
7. Reappointment of PricewaterhouseCoopers LLP as auditors	☐	☐	☐
8. Auditors' remuneration	☐	☐	☐
9. Renewal of powers under Article 6 and section 80 of Companies Act 1985	☐	☐	☐
10. Renewal of powers under Article 7 and section 95 of Companies Act 1985	☐	☐	☐
11. Authority to make market purchases of shares	☐	☐	☐

Signature ____________________ Date ____________ 2003

This form must reach the office of the Registrar of the company not less than 48 hours prior to the time fixed for the holding of the Meeting. In the case of a corporation, the Proxy Form must be made either under its Common Seal or under the hand of a duly authorised officer or attorney. In the case of joint holdings, the signature of one holder will suffice.

Company Number 137013

smiths

At the Annual General Meeting of Smiths Group plc, held on 11 November 2003 at 10 Aldermanbury, London EC2V 7RF, the following resolutions were passed as special business :

Special business

9. Ordinary resolution :

That, in accordance with Article 6 of the Articles of Association of the company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £46,629,434 in aggregate (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

10. Special resolution :

That, in accordance with Article 7 of the Articles of Association of the company, the directors be and are hereby authorised to allot equity securities for cash, and for the purposes described in paragraph (b) of Article 7, the nominal amount to which this power is limited shall be £6,994,415 (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 95 of the Companies Act 1985 shall cease to have effect.

11. Special resolution :

That, in Accordance with Article 11 of the Articles of Association of the company, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company ("ordinary shares") provided that :

(a) the maximum number of ordinary shares hereby authorised to be purchased is 55,955,321;
(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;
(c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;
(d) the authority hereby conferred shall expire at the conclusion of the next general meeting of the company, unless such authority is renewed at such time ; and
(e) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

KEITH ORRELL-JONES
CHAIRMAN

CERTIFIED A TRUE COPY .... G M NORRIS – DEPUTY GROUP SECRETARY

SMITHS GROUP PLC ANNUAL REVIEW 2003






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FROM THE AEROSPACE INDUSTRY TO HOSPITALS, FROM PETROCHEMICAL COMPANIES TO NATIONAL GOVERNMENTS, SMITHS ADVANCES ITS CUSTOMERS' CAPABILITIES THROUGH THE INTELLIGENT APPLICATION OF TECHNOLOGY.

smiths

SMITHS FOCUSES ON DEVELOPING AND ACQUIRING TECHNOLOGIES THAT MAKE A DIFFERENCE, WHILE CONTINUOUSLY DRIVING FOR GREATER EFFICIENCY IN ALL ITS BUSINESSES.

ONE PHILOSOPHY
AT SMITHS ALL OF OUR BUSINESSES SHARE ONE PHILOSOPHY: TO DEPLOY INNOVATIVE TECHNOLOGY IN WAYS THAT BOTH ADVANCE OUR CUSTOMERS' CAPABILITIES AND PROVIDE THEM WITH ECONOMIC ADVANTAGES.

DETECTION
- Making a significant impact on the fast-changing market for equipment to detect weapons, explosives, contraband or other harmful substances such as chemical or biological agents.
- Acquiring and developing a range of technologies to meet both current and future threats.
- In trace detection and x-ray imaging we have leadership in a unique combination of technologies.

MEDICAL
- Leading supplier of devices used during critical and intensive care, for post-operative care during recovery, and a series of high-end home infusion therapies.
- Focusing on developing technologies that offer both clinical and economic advantages to healthcare providers.
- Concentrating on areas where we have a competitive edge and where there are exceptional opportunities for growth.

AEROSPACE
- First-tier supplier of integrated systems to the prime aircraft manufacturers and engine builders.
- Specialising in designing and manufacturing high value, affordable solutions for military and civil applications.
- Focusing on applying technologies to enhance the capabilities of aircraft while reducing the cost of construction, maintenance and operation.

SPECIALTY ENGINEERING
- Deploying specialist manufacturing skills and intellectual property to create unique and critical components for a diverse range of industries.
- Through proactive management, we are continuously increasing the focus of our businesses.
- Driving for increased profits through improved products, service and efficiency.

CONTENTS

SUMMARY PERFORMANCE 2003

TOTAL SALES BY MARKET £m



Detection	273
Medical	486
Aerospace	998
Specialty Engineering	872

TOTAL SALES BY ORIGIN £m



United Kingdom	762
North America	1,513
Europe	400
Other overseas	165

Note this exceeds total due to intercompany transactions

PROFIT* BY MARKET £m



Detection	71
Medical	88
Aerospace	105
Specialty Engineering	108

PROFIT* BY ORIGIN £m



United Kingdom	53
North America	241
Europe	58
Other overseas	20

CONTINUING ACTIVITIES
(excluding amortisation and exceptionals)

	2003		2002 (restated)	
	Sales £m	Profits £m	Sales £m	Profits £m
Detection	273	71	119	29
Medical	486	88	480	93
Aerospace	998	105	1,079	139
Specialty Engineering	872	108	910	103
Total sales	2,629		2,588	
Operating profit		372		364
Interest		(21)		(26)
Pensions financing		(2)		26
Pre-tax profit		349		364
EPS		45.6p		46.9p

DISCONTINUED ACTIVITIES
(excluding amortisation and exceptionals)

	2003		2002 (restated)	
	Sales £m	Profits £m	Sales £m	Profits £m
Total sales	427		635	
Operating profit		52		64
Interest		(17)		(32)
Pre-tax profit		35		32
EPS		4.5p		4.1p

CONTINUING AND DISCONTINUED ACTIVITIES

	2003		2002 (restated)	
	Sales £m	Profits £m	Sales £m	Profits £m
Total sales	3,056		3,223	
Operating profit*		424		428
Interest		(38)		(58)
Pensions financing*		(2)		26
Pre-tax profit*		384		396
EPS*		50.1p		51.0p
Amortisation of goodwill		(44)		(51)
Exceptional items		(123)		(68)
Pre-tax profit		217		277
EPS		20.0p		33.3p

*before goodwill amortisation and exceptionals
2002 results have been restated to reflect the adoption of FRS17

WE FOCUS ON THE SMALLEST DETAIL





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QUEST FOR SECURITY
During the past decade, airlines have sought ways to counter the growing terrorist threat. As this problem has become more acute in the past two years, so national governments have demanded increasingly more accurate detection and security devices.

PRACTICAL TECHNOLOGY
Over many years we have continuously developed IMS (Ion Mobility Spectrometry) trace technology to make the most reliable systems for the detection of explosives and contraband substances in carry-on and check-in luggage. Today, our devices are fast and accurate.

INCREASED SAFETY
Through the deployment of Ionscan 400B, the danger of mid-air explosions has diminished. This device has played a major part in the drive to improve airline safety in the United States and around the world.

TO MAKE THE BIGGER WORLD A SAFER PLACE



CHAIRMAN'S STATEMENT



OPERATING PROFIT ON CONTINUING ACTIVITIES INCREASED BY 2% IN 2003 TO £372M. OPERATING PROFIT ON CONTINUING ACTIVITIES IS THE MOST TELLING INDICATOR OF OUR TRADING PROGRESS.

IN A FLAT GLOBAL ECONOMIC ENVIRONMENT, SMITHS HAS AGAIN DELIVERED ROBUST PROFITS. BUSINESS CONDITIONS IN THE FOUR OPERATING DIVISIONS WERE HIGHLY VARIABLE, BUT OUR DIVERSIFICATION ACROSS A NUMBER OF SECTORS HAS ONCE MORE PROVED JUSTIFIED, LEADING TO CONSISTENT PROGRESS ON A COMPANY-WIDE BASIS.

Aerospace experienced difficult conditions in its civil business, which reflected the challenging environment for airlines and the low number of aircraft being built. This was counterbalanced by our other divisions, in particular Detection, which successfully captured a substantial share of the rapidly growing market for equipment to detect weapons, explosives and chemical and biological agents. Our Medical and Specialty Engineering divisions also benefited from growth in some sectors.

Within this context, operating profit on continuing activities increased by 2% in 2003 to £372m. Operating profit on continuing activities is the most telling indicator of our trading progress from one year to the next. Given the mixed economic environment, we are pleased with these results, as the Chief Executive reports in his review.

I shall first comment, however, on the consolidated results of Smiths Group plc, which include the discontinued activities, principally the Polymer Sealing Solutions business. On sales of £3,056m, including £427m from the discontinued activities, the company earned profits before tax, amortisation and exceptional items of £384m. After amortisation and exceptionals, the pre-tax profit was £217m, representing earnings per share of 20.0p, compared with 33.3p last year.

Reflecting the confidence we have in our business, but also recognising that earnings have not grown this year and that the outlook remains tough going forward, the Board is recommending that the dividend for the full year be increased only in line with inflation at 2% to 26p. This means the final dividend is raised to 17.25p.

Following publication of the revised Combined Code on Corporate Governance, I am pleased to be able to say that the company already complies in large part with these new provisions. Where we do not comply, we will be considering what action to take or, if appropriate, offer explanations as to why we do not.

We are in the process of recruiting additional non-executive directors in order to bring the balance of the Board more closely in line with recommended practice.

We have recently announced the appointment of Lord Robertson of Port Ellen, as a non-executive director, who takes up his appointment in February 2004.

John Hignett retired as a non-executive director in November 2002 and we thank him for his valuable service.

We made further progress in improving our environmental efficiency during the year and, by the end of July 2003, 96% of our major manufacturing businesses achieved certification to the international standard ISO 14001. Smiths also became a signatory to MACC2 (Make a Corporate Commitment) in 2003, supporting a UK Government initiative to help organisations improve resource efficiency and environmental performance. I am also pleased to report that our safety standards continue at a high level, with our first EHS (Environment, Health and Safety) report, for 2002, showing days lost to accidents in the United Kingdom and United States at well below the industry averages.

I would like to take this opportunity to express the thanks of the Board to employees who have performed well in a difficult economic environment. I would also like to express my confidence in the prospects for the group. As the Chief Executive explains in his review, we have made great progress in focusing on growth areas, and have a clear strategy for increasing our profits through both top line growth and further efficiencies.



KEITH ORRELL-JONES
CHAIRMAN

CHIEF EXECUTIVE'S REVIEW

DURING 2003, MANAGEMENT TOOK SEVERAL STEPS TO INCREASE SMITHS' FOCUS ON THOSE BUSINESSES WITH POTENTIAL FOR HIGHER GROWTH. WE DID SO BY MOVING THE FAST-GROWING SMITHS DETECTION BUSINESS INTO ITS OWN DIVISION, AND SETTING IN MOTION A SERIES OF INITIATIVES TO DRIVE ALL FOUR OF OUR DIVISIONS TOWARDS THEIR FULL POTENTIAL. AT THE SAME TIME, WE MADE FURTHER ACQUISITIONS AND DISPOSALS.

The management of each of our four divisions now has specific growth targets and is in the process of implementing measures designed to achieve these targets.

In Detection, we are taking steps to increase our market share in what is a fast growing market. In Medical, we are introducing innovative new devices and improving our route to market. Aerospace is tackling the cyclical downturn in civil aviation by introducing further efficiencies and cost reductions, while continuing to gain prestigious contracts on new civil and defence programmes. In Specialty Engineering, we are continuously improving product quality, while seeking to grow sales, profits, margins and cash-flow.

Through a combination of acquisitions and disposals, we are focusing the company on the businesses with the greatest growth potential. The acquisition of Heimann Systems GmbH, the world-leader in x-ray inspection of airline baggage and container freight, was highly complementary to our existing detection activities and reinforced our position in this rapidly evolving market. By contrast, we announced the sale of Polymer Sealing Solutions towards the year-end, judging that this business had a greater value to another owner.

As our Chairman has reported, there was robust progress in profits in the face of mixed conditions. For the year ended 31 July 2003, Smiths generated operating profit from continuing activities of £372m, exceeding last year's result by 2%, in spite of the translation effect of an unfavourable US dollar exchange rate. Sales increased by 2% to £2.6bn. Pre-tax profits before exceptional items and amortisation of goodwill declined by 4% to £349m, however, as a result of increased pension cost, which is discussed later in the financial review. Earnings per share of 45.6p were below last year's level of 46.9p. Reflecting the quality of our technology and our tight control over costs, Smiths achieved an unchanged operating profit margin of 14%.

The company maintained its strong record of cash generation, converting 90% of operating profit into operating cash, after capital expenditure. Free cash-flow, after interest, tax and restructuring costs was 48p per share. Net debt was reduced, standing at £715m at the year-end. The total return on shareholder investment, including goodwill previously set off against reserves, was 12% after tax, well above the company's cost of capital.

The year-on-year improvement in underlying operating profit is masked by the decline of the US dollar rate used for currency translation and increased spending on research and development. The negative effect of these factors has been recovered through greater productivity and the benefits of earlier restructuring.

Company funded research and development increased by 11% to £130m, reflecting the cost of developing intelligent technology for new aerospace programmes, detection equipment and medical devices. This should be rewarded by higher growth and reinforced margins in the years ahead. Customer funded research and development also increased, to £121m.

Our investment in acquisitions was immediately beneficial. The purchase of Heimann Systems GmbH for £236m in cash has already significantly enhanced earnings.

Exceptional items of £123m reflect the combined effect of the profit booked on the sale of our Lodge and Air Movement businesses and a write-down of goodwill on the anticipated sale of Polymer. Polymer's full price reflects its increased profitability, but the prices paid for businesses have fallen since the 1990s when it was built by acquisition.



KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

CONTINUING ACTIVITIES	2003 £m	Change
Sales	2,629	+2%
Operating profit*	372	+2%
Pre-tax profit*	349	-4%
EPS*	45.6p	-3%

*before exceptional and goodwill charges

33 years

33 CONSECUTIVE YEARS OF DIVIDEND INCREASE BY SMITHS.

In summary, the balance of our businesses has served us well in another difficult year. Management has identified opportunities to increase profits in each of the four divisions and is taking steps to capture the potential they represent. At the same time, the company is maintaining its financial discipline.

CASE STUDY: ACADA

RISING RISK OF CHEMICAL WARFARE
ACADA (Automatic Chemical Agent Detection Alarm) was developed as a result of lessons learnt in the 1990-1991 Gulf War to overcome perceived weaknesses in existing chemical warfare detectors. There was a need to improve agent detection capability and, most particularly, to reduce false alarms.

ROBUST TECHNOLOGY
We developed ACADA, which uses IMS (Ion Mobility Spectrometry) technology, to make it robust on the battlefield. Tested in extreme climates, such as the Arizona desert, Panamanian jungle and cold of Alaska, it can reject more than 95% of battlefield interferents, such as smoke or fuel vapours, allowing specific detection of both nerve and blister agents.

BATTLEFIELD SECURITY
Major General John Doesburg, Commanding General of the Soldier Biological and Chemical Command, has praised the 6,000 ACADA systems deployed in the 2003 Iraq conflict for 'zero false alarms'.

See **OUR PRODUCTS IN ACTION** page 8

DETECTION

MANAGING DIRECTOR **JOHN LANGSTON**

THROUGH SMITHS DETECTION WE ARE MAKING A SIGNIFICANT IMPACT ON THE FAST-CHANGING MARKET FOR EQUIPMENT TO DETECT WEAPONS, EXPLOSIVES, CONTRABAND OR OTHER HARMFUL SUBSTANCES SUCH AS CHEMICAL OR BIOLOGICAL AGENTS. WE ARE ACQUIRING AND DEVELOPING A RANGE OF TECHNOLOGIES TO MEET BOTH CURRENT AND FUTURE THREATS. IN TRACE DETECTION AND X-RAY IMAGING WE HAVE LEADERSHIP IN A UNIQUE COMBINATION OF TECHNOLOGIES.

The market for detection equipment is expanding rapidly, as governments around the world seek to protect troops, the public and property from largely hidden threats at strategic and vulnerable locations. These include airports, ports, public and government buildings, power generation, and water and fuel supplies. The drive to defend US air travel against terrorist threats was a key catalyst of growth during 2003, but there was also steady growth in demand from other sectors.

Following the transformational acquisition of Heimann Systems GmbH, Smiths Detection doubled in size in terms of sales. The division's sales for 2003 stood at £273m, compared with £119m for 2002, and operating profit expanded to £71m (up 145%). There was exceptional organic growth, chiefly due to the sale of more than 3,000 Ionscan units to the US Transportation Security Administration (TSA) for the examination of carry-on and check-in luggage for explosives at airports across the United States.

Heimann, the world-leader in x-ray inspection of mail, baggage and cargo, exceeded our budget projections for sales and profits in the eight months between acquisition and our financial year-end.
In the United States, the TSA awarded Heimann a follow-on contract for baggage x-ray systems to be installed at security checkpoints. Countries including the United Kingdom, China and Spain placed significant orders for the automatic explosives detection x-ray system, Hi-Scan EDS, which checks up to 1,500 bags per hour. There were also large orders for container inspection equipment, particularly from Japan. The inspection of bulk freight containers during trans-shipment is

DETECTION	2003 £m	2002 £m
Sales	273	119
Profit	71	29

Employees: **1,600**

SALES BY ACTIVITY



Trace	55%
X-ray	45%

+145%

OPERATING PROFIT EXPANDED TO £71M (UP 145%).

recognised as an effective means of preventing threats to national security. As an example, all road freight travelling on Channel Tunnel trains is now examined using Heimann equipment located at the French and UK entry points.

The new EDtS system for automatic explosives detection is currently undergoing pre-tests before seeking TSA certification in the United States, where it has great potential. The system has overcome the shortcomings of existing technologies in competitive products, offering a combination of high throughput, low false alarms and increased detection capability.

Considerable progress was made in sales of trace detection equipment, with important breakthroughs in recently launched products. These included the Sentinel II walk-through portal that screens passengers for explosives and is currently installed at a number of international airports for evaluation. Outside transportation, the UK Ministry of Defence, NATO and US federal and state authorities ordered chemical warfare detection equipment. Additionally, Smiths Detection is a key member of the industrial team that will equip the United States Postal Service with a biohazard detection system.

NEW DIVISION
In order to capture the full potential of the rapidly growing market for detection equipment, we created Smiths Detection as a stand-alone division, effective from 1 August 2003. The new division allows us to gain maximum benefit both from the favourable market conditions and our acquisition of Heimann.

Smiths Detection now has a more comprehensive global marketing, research and development, and servicing presence than the competition. Additionally, it has a division-wide approach to lean manufacturing.

To maintain the momentum, we are increasing the budget for developing detection technologies. In particular, we are developing systems that integrate our trace and x-ray detection technologies within a single device.

OUTLOOK
Smiths Detection is well positioned to capitalise on its opportunity for growth. Demand for detection systems is broadening, with initiatives to increase the screening of sea cargo, air freight and airline baggage. There is also expanding demand worldwide for equipment to safeguard military forces and strategic installations, and to protect the public from threats traditionally directed only at the military.

MEDICAL

MANAGING DIRECTOR **LAWRENCE KINET**

SMITHS MEDICAL IS A LEADING SUPPLIER OF DEVICES USED DURING CRITICAL AND INTENSIVE CARE, SURGERY, POST-OPERATIVE CARE DURING RECOVERY, AND IN A SERIES OF HIGH-END HOME INFUSION THERAPIES. WE ARE FOCUSING ON DEVELOPING TECHNOLOGIES THAT OFFER BOTH CLINICAL AND ECONOMIC ADVANTAGES TO HEALTHCARE PROVIDERS IN AREAS WHERE WE HAVE A COMPETITIVE EDGE AND WHERE THERE ARE OPPORTUNITIES FOR GROWTH.

During 2003, the world market for medical devices continued to grow steadily, in line with increased healthcare spending in the advanced economies, driven by ageing populations and strong demand for new technology. Smiths Medical benefited from these trends, although its underlying performance was masked by the impact of currency translation, mainly from a weaker US dollar, which reduced reported sales by £20m and profits by £5m. Over half of the division's sales are generated in the United States.

continued on page 10

OUR PRODUCTS IN

FROM JET ENGINES TO OPERATING THEATRES, FROM PIPELINES TO CHEMICAL AGENT DETECTORS, SMITHS IS DEVELOPING INNOVATIVE SOLUTIONS TO OUR CUSTOMERS' NEEDS ACROSS THE GLOBE.

1


2


3


ACTION

[1] British soldiers use ACADA in a building believed to have been used as a headquarters by Ali Hassan al-Majeed, who has been nicknamed 'Chemical Ali', near the city of Basra in southern Iraq, April 8, 2003. Pool/Reuters.

[2] The *Tracer® III* nerve stimulator is designed specifically for regional anaesthesia, locating individual nerves so that pain relief can be targeted at particular areas of the body.

[3] Smiths Detection provides x-ray cargo inspection technology for the examination of fully loaded trucks, vehicles and containers at port facilities, customs and border controls.

[4] The Joint Strike Fighter, which will be the highest volume fighter jet in production, incorporates Smiths systems ranging from power management, to actuation, to microwave cable.

[5] The John Crane-Iskra JV company began in June to support Gazprom which is progressively installing John Crane Dry Gas Seals to upgrade its natural gas pipelines throughout Russia.

4



5



MEDICAL	2003 £m	2002 £m
Sales	486	480
Profit	88	93

Employees: 5,300

SALES BY ACTIVITY



■ Anaesthesia 60%
□ Medication Delivery 40%

CASE STUDY: NEEDLE PROTECTION

DANGER OF NEEDLESTICK INJURIES
There is growing awareness of the danger of accidental 'needlestick' injuries to health workers. In the United States, the April 2001 Needlestick Safety and Prevention Act makes it compulsory to protect clinicians and nurses from needle injuries.

PRACTICAL SOLUTIONS
Through both internal development and acquisition, we have developed an extensive range of needle protection products, which are affordable and easy to use. Needle protection devices are now available for a range of applications, from regional anaesthesia trays to hypodermic needles.

SAFER WORKING CONDITIONS
Health workers performing a variety of procedures can use our range of needle protection devices. Through a simple, one-handed technique they protect the nurse or physician from injury.

The decline in operating margin was limited to the first half and was largely due to the one-off costs of launching the new Cozmo™ insulin delivery pump. Margins in the first half dipped to 16%, recovering to 20% in the second half, so averaging 18% for the year. The company aims to maintain Medical's margin while progressively increasing investment in research and development. Currently, approximately 20% of products are less than three years old and there is a pipeline of new products, which secure the highest margins.

Devices that have been the focus of recent investment accomplished strong sales growth. More than 3,000 diabetes sufferers purchased the Cozmo™ insulin pump. US hospitals purchased our needle protection devices in growing numbers, following the expansion of an increasingly comprehensive product range. Infusion and Airway, our largest businesses, achieved steady growth while continuing to introduce new products.

STREAMLINED STRUCTURE
In June, we formed Smiths Medical into a single global identity in order to improve further the focus with which we sell to our customers. In the United States, Smiths Medical has been organised around two broad product categories: Medication Delivery and Patient Monitoring, which includes the infusion pumps already described and pulse oximetry; and Anaesthesia and Safety Devices, including single-use devices for anaesthesia, airway management and patient temperature management during surgery or other intensive care procedures.

Specialised sales forces have been assigned to each of these sectors and a team established to manage relationships with the big hospital group purchasing organisations in the United States. Smiths Medical International now coordinates sales through a worldwide distributor network. The drive to manufacture the highest quality products at the lowest price has continued, with increased production at our global assembly facility in Tijuana, Mexico. By the end of the financial year, Tijuana assembled about half of our devices and employed more than 1,500 people.

INNOVATIVE PRODUCTS
Reducing the cost of manufacturing has allowed us to increase investment in product development without reducing or damaging margins. We increased research and development spending by 14% in the year and aim to grow this further to the industry norm of 5-6% of sales.

Current developments include a second version of the Cozmo™ pump, which integrates a glucose monitor. We are working on this development with our partner, TheraSense, a leader in glucose monitoring technology. It is anticipated this product will be ready some time early in 2004. In emergency and critical care, we have introduced a significant product enhancement for our level 1® fast flow fluid warmer devices that shuts off flow to the patient if the device detects the presence of air in the fluid delivery line. In our Airway business, we have launched a laryngeal mask that supports day care surgery and a ventilator for taxing military environments.

OUTLOOK
Investments in new products will stimulate sales growth, while maintaining margins. Similarly, the larger and more focused sales force will generate growth, while our continuous drive for efficiency improves manufacturing quality and profitability.

CASE STUDY: POWER MANAGEMENT SYSTEM

EFFICIENCY DRIVE
Beset by a tough business environment, aircraft manufacturers and airlines are continuously seeking to drive down costs. In terms of the power management systems, this can be done through reducing both the weight of the electrical systems on the plane and the time taken to power up the plane.

ADVANCED AVIONICS
We developed the most advanced power management system on the market. Through a central intelligence switching system, it has significantly reduced the wiring and electronics required. We are constantly enhancing the Power Management System, incorporating the latest functionality.

LESS COST
Our Power Management System has reduced both build and flight costs. It is currently in-service on the Boeing 777 and is being adapted for the Joint Strike Fighter and Apache helicopter.

See 4 OUR PRODUCTS IN ACTION page 9

AEROSPACE

MANAGING DIRECTOR **JOHN FERRIE**

AS A FIRST-TIER SUPPLIER OF INTEGRATED SYSTEMS TO THE PRIME AIRCRAFT MANUFACTURERS AND ENGINE BUILDERS, SMITHS AEROSPACE SPECIALISES IN DESIGNING AND MANUFACTURING HIGH-VALUE, AFFORDABLE SOLUTIONS FOR MILITARY AND CIVIL APPLICATIONS. WE FOCUS ON APPLYING TECHNOLOGIES TO ENHANCE THE CAPABILITIES OF AIRCRAFT, WHILE REDUCING THE COST OF CONSTRUCTION, MAINTENANCE AND OPERATION.

AEROSPACE	2003 £m	2002 £m
Sales	**998**	1,079
Profit	**105**	139

Employees: **8,800**

SALES BY ACTIVITY



Civil aerospace	**38%**
Defence	**62%**

For the aerospace industry, the last 12 months were among the most difficult ever. Airlines delayed orders of new aircraft, and their appetite for spares and retrofits diminished, reflecting their weak financial state. To an extent, this commercial recession was offset by the US-led continuing expansion in military expenditure.

Increased sales to military aircraft programmes limited the decline in Smiths Aerospace sales, which fell by 7% to £998m. However, margins on military sales are lower than those on civil. Additionally, the weaker US dollar exchange rate resulted in a £10m adverse currency translation and we spent £8m more on research and development. As a result, operating profit fell by 24% to £105m.

Defence equipment now represents more than half of the division's sales and we are chosen suppliers to most of the high-value programmes of the next decade, including the Joint Strike Fighter, which will be the highest volume fighter jet in production. Spending on military aircraft is projected to continue to rise for the rest of the decade.

In civil aerospace, the number of new passenger jets with more than 100 seats built annually will have declined from a peak of over 900 four years ago to fewer than 600 this year and there is no sign of an upturn before 2006. We are well positioned on aircraft which are likely to benefit when the cycle turns, such as the Boeing 737.

The division continues to develop its technology and to adapt its products to the needs of today's military and civil customers. The increase in company funded research and development spending reflects success in winning opportunities on programmes such as the Airbus A380, Boeing 767 Tanker, and the Lockheed Martin Joint Strike Fighter. Also, Smiths is one of a team of companies developing technologies and design concepts for Boeing's new 7E7 airplane programme, including the Core Common Computing and Power Management systems.

STRATEGIC INITIATIVES
We have improved our organisational structure to provide greater focus on core activities and key customers. The division is now split into its two core activities of systems (actuation and avionics) and engine components. Within the systems business, key customers now have a single point of contact.

In recognition of engine manufacturers' moves to outsource the machining of engine components to high-quality, low-cost manufacturers, we are building a new

CASE STUDY: JOHN CRANE-ISKRA

NEED TO UPGRADE PIPELINES
Gazprom, the leading Russian producer and distributor of natural gas constantly strives to improve reliability and efficiency in its gas turbo-compressors through applying the most reliable and advanced technologies.

LEADING GAS SEALS
John Crane invented the dry gas seal in the 1970s and maintains its technological lead today. During 2003, the John Crane-Iskra joint venture company was established to support Gazprom with the maintenance of the seals and compressors on its pipelines.

GREATER RELIABILITY
John Crane's dry gas seals can replace Gazprom's old technology oil seals, resulting in increased reliability, safety and efficiency. Over time, this will reduce maintenance requirements on Gazprom's pipelines.

See **OUR PRODUCTS IN ACTION** page 9

facility in Suzhou, Jiang Su province, China. The facility will start operation in early 2004 and has sufficient capacity to meet demand when the civil aerospace cycle recovers.

We have continued to sharpen our strategic focus and to consolidate production facilities. In November 2002 we sold the Lodge business for £33m. Additionally, a number of manufacturing facilities have been consolidated in the United Kingdom. Our actions have reduced cost, while preserving the flexibility to grow.

OUTLOOK
Smiths Aerospace is well-positioned for long-term growth. In the meantime, we have a strong position on most of the high-value military programmes of the next decade. Even so, we are continuing to take action to reduce cost and restructure our activities.

SPECIALTY ENGINEERING

MANAGING DIRECTOR **EINAR LINDH**

SMITHS SPECIALTY ENGINEERING DEPLOYS SPECIALIST MANUFACTURING SKILLS AND INTELLECTUAL PROPERTY TO CREATE UNIQUE AND CRITICAL COMPONENTS FOR A DIVERSE RANGE OF INDUSTRIES. THROUGH PROACTIVE MANAGEMENT, WE ARE CONTINUOUSLY INCREASING THE FOCUS OF OUR BUSINESSES, DRIVING FOR INCREASED PROFITS THROUGH IMPROVED PRODUCTS, SERVICE AND EFFICIENCY.

Despite variable economic conditions across our global markets and a reduction in sales of 4% to £872m, profits improved by 5% to £108m. The benefits from both product mix and cost reductions were reflected in the margin which improved from 11% to 12%.

In particular, John Crane, the world leader in mechanical seals in terms of both market share and technology, achieved a creditable performance in its international businesses, and also benefited from the restructuring completed in 2002. Increased oil and gas exploration, together with investment in transportation pipelines, boosted demand for seals and related services.

Among the more significant developments, John Crane's leadership in dry gas seal technology helped it win a role in a joint venture which can upgrade Gazprom's pipelines in Russia. Performance Plus, the service-based initiative that maximises the performance of seals and related equipment, experienced growth in fee income and related sales. A focus on top line growth is proving successful, with the international order book ending the year at its highest level ever.

Smiths Interconnect designs and engineers connectors and electronics for highly specialised applications in industries ranging from defence to communications. Typical examples of the product applications are US military projects such as 'surge suppression' technology to protect military communications vehicles from High Altitude Electro Magnetic Pulses. Its Microwave cable systems have been selected by Lockheed Martin Aeronautics to supply the Broadband Airborne Cable Assemblies for the Joint Strike Fighter. The contract is potentially valued in excess of US$500m over the life of the programme.

The Flex-Tek division, which designs and manufactures innovative tubing and electrical components for the aerospace industry and international domestic equipment manufacturers, continues to produce excellent profit and cash ratios despite flat market conditions. The strong positions held by the businesses in their marketplace are a direct result of their innovation, with constant development of new products and enhancements.

AS A RESULT OF COST REDUCTIONS IMPLEMENTED IN PREVIOUS YEARS, THE PERFORMANCE OF OUR BUSINESSES HAS IMPROVED.

SPECIALTY ENGINEERING	2003 £m	2002 £m
Sales	872	910
Profit	108	103

Employees: 10,100

SALES BY ACTIVITY



John Crane	51%
Industrial	34%
Marine/ Tubular Systems	15%

Kelvin Hughes, the marine electronics and charts business, improved profits substantially following the streamlining of its corporate structure and an accompanying reduction in costs. It has supplied the integrated bridge system for the Queen Mary 2 cruise liner, which will be the largest passenger vessel in service following its launch in January 2004.

Where appropriate, our businesses continue to be refocused and restructured. In December 2002, we sold the Air Movement and Cable Management businesses for £125m. We have also expanded manufacturing in low-cost Central American and Eastern European countries, while consolidating facilities in North America. The telecommunications component manufacturing business established in Shanghai, China, has made good progress. Low-cost manufacturing initiatives continue to be given high priority.

OUTLOOK

Looking forward, the division should achieve modest growth in 2004 if the current market trends are sustained. Much of the sales growth is likely to come from John Crane and the defence-related Smiths Interconnect businesses, where the sales initiatives of the past year are ongoing. Increased efficiencies across the division will continue to reduce the cost base and the cash conversion success of last year is forecast to be repeated.

GROUP PROSPECTS

Smiths continues to refocus its activities on areas of greatest opportunity for growth. The strength of the balance sheet, combined with high operational cash-flow, provides a strong platform for developing this strategy. The markets served by Detection, Medical, and Smiths' defence business all have a positive outlook, while significant recovery in commercial aerospace is still two years away. In the current year, the company is confident it can achieve a steady performance from the continuing activities, with reduced profits from commercial aerospace balanced by gains elsewhere. Looking further ahead, the focus on growth markets and operational efficiency will drive performance improvement.

Keith Butler-Wheelhouse

KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

WE SPEND MORE TIME ON RESEARCH


Deltec
CoZmo
147.5 u
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CoZmo
Deltec

DIFFICULTIES OF DIABETES

With the incidence of the more serious Type 1 diabetes on the increase in the United States, there is a growing need to improve the treatment of this disease. Sufferers need devices that allow them to tailor their dosage more exactly to requirements, with minimum disruption to their lifestyles.

INNOVATIVE DEVICES

The innovative Deltec Cozmo™ insulin pump was developed with extensive research, and repeated consultation and referral to focus groups consisting of physicians, diabetic educators, paediatricians and patients. It received approval from the US Food & Drug Administration in August 2002.

A BETTER LIFESTYLE

The pump offers significant advantages over other available insulin pumps, most notably its ease of use and flexible programming. Diabetics can personalise their treatment and adjust their dosage, giving them more freedom to enjoy life.


SO HE HAS MORE TIME ON THE BEACH



FINANCIAL REVIEW


NET DEBT £m
03 715
02 725
01 1,120
00 1,466
99 973

14%

14% OPERATING MARGINS MAINTAINED.

SMITHS 2003 RESULTS DEMONSTRATED AGAIN THE BENEFITS OF FOCUS ON GROWTH AREAS ACROSS ITS BUSINESS GROUPS, OFFSETTING THE EFFECT OF SLUGGISH ECONOMIC GROWTH CONDITIONS IN MANY PARTS OF THE WORLD. FURTHER PROGRESS WAS MADE IN ENHANCING THE BUSINESS PORTFOLIO WITH THE HEIMANN ACQUISITION, INTEGRATED INTO OUR DETECTION BUSINESS, AND DISPOSAL OF LOWER MARGIN NON-CORE OPERATIONS. OPERATING CASH-FLOW PERFORMANCE REMAINED STRONG. DEBT FELL TO £715M AT THE YEAR-END AND WILL REDUCE FURTHER TO BELOW £250M WITH THE PROCEEDS FROM THE POLYMER DISPOSAL.

ACCOUNTING POLICIES

As disclosed in the interim announcement, Smiths has adopted voluntarily the full accounting requirements of FRS17 – Retirement Benefits in its 2003 accounts and comparative figures for 2002 have been restated accordingly.

With the exception of FRS17, there have been no changes in the group's accounting policies during the year.

PROFIT AND LOSS ACCOUNT FORMAT

'Discontinued activities', comprising principally the Polymer business, are shown in a separate column in the profit and loss account in order to illustrate more clearly the ongoing activities. Interest is allocated to discontinued businesses on the basis of net proceeds receivable. As a result, the profit before tax in the 'Ordinary activities' column is stated on a comparable basis between 2003 and 2002.

'Goodwill amortisation' and 'exceptional items' are also shown in separate columns in the profit and loss account and are discussed below.

PROFIT AND LOSS

Continuing activities (before exceptionals and goodwill).

	2003 £m	2002 £m	Change
Sales	**2,629**	2,588	+2%
Operating profit	**372**	364	+2%
Pre-tax profit	**349**	364	-4%
EPS	**45.6p**	46.9p	-3%

Sales of £2.6bn were slightly over the prior year. Within this total, however, activity levels varied significantly, with growth in the Detection and Medical businesses offset principally by lower civil Aerospace volumes.

Benefiting from continuing cost reduction actions, operating profit from continuing businesses at £372m was ahead of last year by 2% and operating margins were unchanged at 14%.

Company funded research and development costs of £130m were £13m higher than the previous year, principally in Aerospace and Detection. Customer funded development costs also rose by £25m to £121m.

Total interest on net debt reduced to £38m (2002 £58m) as a result of reduced borrowings, and lower interest rates. Interest was 11 times covered by operating profit before goodwill amortisation and exceptional items (2002 7 times).

Other finance costs – retirement benefits, representing the financing cost of pensions and retiree healthcare benefits under FRS17, were a net charge of £2m (2002 net credit £26m) as a result of the decline in the funding position of the principal schemes.

Overall, pre-tax profit before exceptional charges and amortisation of goodwill, was down 4% as a result of adverse exchange translation and the increased cost of retirement benefits, but underlying growth was positive, as shown in the table below. Underlying growth is a combination of operational improvements and lower interest costs, partially reduced by higher research and development and restructuring costs.

	£m
2002 PBT	364
Underlying growth	13
Acquisitions	20
Exchange	(20)
Pensions financing	(28)
2003 PBT	349

Earnings per share fell 3%, less than the decline in pre-tax profit due to a 1% point reduction in the tax rate to 27%.

The dividend is almost twice covered by earnings (including discontinued activities).

CASH-FLOW

We believe that profit performance must be underpinned by strong and reliable cash generation. We monitor cash performance through the conversion rate of operating profit into cash for our operations (which we have consistently measured as being after investment in capital expenditure) and by the overall generation of free cash-flow at group level. We maintained our focus in this area in 2003, achieving a 90% conversion of operating profit to cash, and free cash-flow of £270m.

TOTAL CASH-FLOW	2003 Total £m	2002 Total £m
Operating profit	**424**	428
Depreciation	**89**	92
Retirement benefits	**(5)**	29
Working capital	**(42)**	34
Capital spend (net)	**(86)**	(100)
Operating cash-flow after capex	**380**	483
Tax and interest	**(87)**	(109)
Restructuring	**(23)**	(59)
Free cash-flow	**270**	315
Dividends	**(142)**	(139)
Acquisitions/disposals	**(105)**	181
Other	**(13)**	38
Decrease in debt	**10**	395

DISCONTINUED BUSINESSES

Consistent with the strategy of disposing of non-core businesses to reinvest in higher growth opportunity businesses, proceeds of over £630m were raised from disposals announced during 2003, of which £137m was in respect of disposals completed during the year.

The principal completed disposals were Lodge (November 2002) and the Air Movement and Cable Management businesses (December 2002). These disposals gave rise to net exceptional gains of £14.5m.

The sale of Polymer for £495m was announced in July, with completion expected by the end of September. Polymer's results have been included in the 'Discontinued' column in the profit and loss account but the business assets and liabilities are included in the group's year-end balance sheet, as the transaction was not completed by the year-end.

An exceptional charge of £137m has been recorded to write down the Polymer goodwill to its realisable value.

RESTRUCTURING

There were no exceptional restructuring charges in 2003 (2002 £43.7m) as the cost of major restructuring programmes, principally in Aerospace in response to lower civil build rates, and in Medical to relocate manufacturing to lower-cost locations, were recognised in previous years' accounts. The related actions were completed during 2003 and the annual cost base has now been reduced by over £100m over the last three years, at a total cost of £160m. Non-exceptional restructuring costs of £11m (2002 £3m) were charged to operating profit.

GOODWILL

Goodwill on all acquisitions since 1998 is capitalised and amortised over a maximum 20-year period. The carrying value of acquisitions is formally reviewed at the first full year-end following acquisition and is also reviewed when circumstances require it.

The annual goodwill amortisation for 2003 was £44m (2002 £39m). Except for the Polymer goodwill write-down there were no impairment charges made in 2003 (2002 £12m).

ACQUISITIONS

The most significant acquisition during the year was the Heimann business for £236m. In the first eight months of ownership, Heimann performed ahead of initial expectations and contributed £123m and £25m to sales and operating profit respectively, significantly ahead of its financing cost.

TI AUTOMOTIVE INVESTMENT

Smiths continues to hold, at cost, £325m of preference shares in TI Automotive, which was demerged in July 2001. No preference dividend has been received or accrued in 2003.

TI Automotive continues to trade satisfactorily and is in compliance with its banking covenants. Present and forecast levels of profitability are sufficient to support the carrying value of Smiths' investment.

GEOGRAPHIC SPREAD AND EXCHANGE RATES

The geographic analysis of ongoing operations, which was broadly unchanged from 2002, is shown below:

	Sales	Profit
United Kingdom	27%	14%
North America	53%	65%
Continental Europe	14%	16%
Rest of World	6%	5%

The key exchange rates affecting the group are the US$ and Euro. The table below shows the average and year-end rates for these currencies:

	£1=US$	£1=Euro
Average		
2003	1.59	1.51
2002	1.455	1.61
£ (stronger)/weaker	(9%)	6%
Year-end		
2003	1.61	1.43
2002	1.56	1.59
£ (stronger)/weaker	(3%)	10%

The effect of the decline in the average value of the US$ outweighed the stronger Euro and the net translation effect was to reduce sales and operating profit by £120m and £20m respectively. A movement of 1 cent in the US$ exchange rate affects profits by £1.5m. Net exchange exposure on export transactions was not material.

COST OF CAPITAL AND RETURN ON INVESTMENT

The company uses its weighted average cost of capital as one measure to appraise both internally-generated investment opportunities and acquisitions. During 2003, the company's weighted average cost of capital for the year remained at 8% with the increased cost of equity offset by reductions in the cost of borrowings.

The after-tax return on average shareholder investment, including goodwill, was 12% (14% excluding the investment in TI Automotive), compared with 11% last year and continues to exceed the weighted average cost of capital.

TAXATION

The tax charge for the year represented an effective rate of 27% on profit of ongoing businesses before taxation, goodwill amortisation and exceptional items (2002 28%). This is a reduction of 3.6 percentage points since 2000, due principally to the benefits of the merger.

In accordance with FRS19 – Deferred Taxation, the balance sheet includes all deferred tax liabilities.

RETIREMENT BENEFITS

The company has adopted the full accounting requirements of FRS17 to calculate its pension expense in 2003. FRS17 is a more prescriptive accounting treatment than SSAP24, and we consider that the greater transparency and consistency offered are significant benefits.

Under FRS17, the group's accounts reflect the net surplus/deficit in retirement benefit plans, taking assets at their market values at 31 July and evaluating liabilities by discounting at year-end AA corporate bond interest rates.

The funded pension plans, measured on this basis, started the year with a pre-tax deficit of £85m. The overall return on assets in the year was 7%. However, the AA corporate bond rate reduced during the year (from 6.0% to 5.5% in the United Kingdom), increasing the calculated value of liabilities by about £200m. The table below gives an analysis of the company's year-end liabilities calculated under FRS17.

£m	2003	2002
Funded plans		
Assets	**2,468**	2,345
Liabilities	**(2,776)**	(2,430)
Deficit	**(308)**	(85)
Funding level	***89%***	*96%*
Unfunded liabilities	**(145)**	(119)
	(453)	(204)
Deferred tax	**145**	75
Net liability	**(308)**	(129)

The profit and loss account bears the cost of providing retirement benefits in two places. The actuarially calculated cost of the current year's benefits earned is charged against operating profit (the 'service cost') – in 2003 this was £48m (2002 £50m). The interest section of the profit and loss account is charged with the interest on retirement liabilities and credited with the expected return on pension scheme assets – in 2003 this was a net charge of £2m (2002 net credit £26m).

Pension funding (company cash contribution) decisions are based on the advice of independent actuaries, which takes account of the long-term nature of the liabilities. For funding purposes, the most recent actuarial valuations of the principal schemes were performed as at March and April 2003 in the United Kingdom, and July 2002 in the United States. Contributions to the funded plans were increased to £46m in 2003 (2002 £14m), similar to the service cost. Contributions are expected to increase further in 2004, depending upon investment performance. The FRS17 deficit will be reduced by the additional cash contributions, plus the extent to which investment performance exceeds the discount rate.

TREASURY

Smiths applies centralised treasury management over its financial risks through a strong control environment. All debt origination, management and derivative transactions are controlled centrally. No speculative financial transactions are permitted and all funding is recognised on the balance sheet.

The objectives of the treasury function continue to be to:

- deliver the liquidity requirements of the businesses cost-effectively;
- manage the central funding demands providing a low cost of debt;
- develop and maintain strong and stable banking relationships and services; and
- provide the group reasonable protection from the effect of foreign currency volatility.

These objectives are controlled through a Treasury Policy approved by the Board, and a Treasury Compliance report is presented annually to the Audit Committee to confirm that treasury activities have operated in accordance with policy.

During the year, Smiths raised US$250m through an issue of 10-year unsecured Senior Notes at a coupon of 5.45%. The issue was over-subscribed, demonstrating the strong credit quality of the group. Credit ratings of A- and A3 from Standard & Poor's and Moody's respectively were maintained.

Committed undrawn credit lines totalled £540m at the year-end, provided chiefly by the group's £500m revolving credit facility. Recognising the imminent completion of the Polymer disposal, these facilities were reduced by £400m since the year-end, still leaving more than adequate liquidity for the group.

The remaining borrowings are well spread in terms of maturity and there are no immediate refinancing risks.

Borrowings are maintained largely in US dollars to match the group's asset profile and split equally between fixed and floating rates of interest. In a period of falling global interest rates, this has proved effective in allowing the group to benefit from low floating interest rates

12%

AFTER-TAX RETURN ON AVERAGE SHAREHOLDER INVESTMENT EXCEEDS SMITHS WEIGHTED AVERAGE COST OF CAPITAL.

and the group's average borrowing rate in 2003 was below 5% before tax relief, with maturities averaging over five years.

LEGAL ISSUES
As previously reported, John Crane, Inc. ('John Crane'), a subsidiary of the company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to or use of products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

With the benefit of its 'safe product' defence and with access to insurance judged sufficient to meet all material costs of defending these claims for the foreseeable future, John Crane has resisted every case in which it has been named and intends to continue the robust defence of asbestos-related claims.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 90,000 claims over the last 24 years. John Crane is currently a defendant in cases involving approximately 174,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 28 cases, amounting to awards of some US$17.8m over that 24-year period. These awards, the related interest and all material defence costs, have been met in full by insurance.

The company continues to hold the view that the litigation does not represent a material contingent liability. No provision relating to it has been made in these accounts.

FINANCIAL CONTROLS
While our decentralised organisation delegates day-to-day control to local management, we have comprehensive budgetary control systems in place, with regular reporting to the Board.

The company has a continuous, formalised business risk management process operated at each business unit.

The internal audit department reviews all key business units over a rolling three year cycle and its findings are reported to the Audit Committee. All acquisitions are reviewed within 12 months of acquisition, to verify compliance with the company's procedures.

Further information regarding the group's procedures to maintain strict internal controls over all aspects of risk, including financial risk, are set out in the Corporate Governance section of the directors' report.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
Following a recent European Union regulation, all listed companies in the EU will be required in future to prepare their consolidated financial statements under international financial reporting standards 'IFRS'. This will apply to the Smiths Group plc accounts for the year ending 31 July 2006 (with 2005 comparatives). It is a complex task to assess the differences between current accounting policies and IFRS, not least since many of the IFRS are themselves in the course of revision. It is clear that a number of accounting policies and some presentational aspects of the financial statements will change. Work has commenced to ensure the group will be ready to meet the conversion deadline and to present clearly the effects of this transition.

ALAN THOMSON
FINANCIAL DIRECTOR

CORPORATE AND SOCIAL RESPONSIBILITY REVIEW

96%

96% OF OUR MAJOR BUSINESSES ACHIEVED ISO 14001 CERTIFICATION.

DEVELOPING DIVERSE TALENTS

WE ARE COMMITTED TO DEVELOPING THE CAPABILITIES OF SMITHS' EMPLOYEES. IN A HIGHLY COMPETITIVE MARKET FOR TALENT, THE GROUP'S SUCCESS DEPENDS, IN PART, ON ITS ABILITY TO RECRUIT AND RETAIN THE BEST PEOPLE FROM INTERNAL AND EXTERNAL SOURCES TO MEET TODAY'S NEEDS AND TO DEVELOP THEM TO TAKE ON DIFFERENT AND/OR MORE SENIOR ROLES TO MEET THE CHALLENGES OF TOMORROW.

We base our selection processes on a person's work record, competencies and past performance and are developing our appraisal process, management development activity and succession planning to underpin this approach.

Smiths continues to invest in the acquisition, by employees, of new skills. To this end, relevant training opportunities are provided. Smiths employees are encouraged to participate in their own development and are assisted in this by feedback on their performance, in order to help maximise the development of their potential.

An important development in the past year has been the establishment at the Smiths Aerospace site in Cheltenham of the Learning and Resource Centre, officially opened in June 2003 by Alan Johnson, then Minister of State for Employment Relations, Industry and the Regions. The Centre was established as a result of widespread collaboration, but particularly between Smiths Aerospace and the Amicus trade union. The Centre is intended to assist employees and others in the surrounding areas to improve their skills as part of a commitment to lifelong learning.

We advertise job vacancies internally on our website, thereby giving our people an opportunity to manage their own career development. We are developing a detailed plan for the external advertisement of job vacancies through our website. This will permit us to reach many of our potential recruits at reduced cost.

Part of our investment for the future is exemplified by our graduate recruitment and training programme. Our recruitment website, www.whatsnext4u.com, communicates the challenging and exciting opportunities available to graduates who join us.

Smiths has 32,300 employees worldwide at the year-end (based in over 200 facilities), with over 75% of them located in the United Kingdom and North America and the others predominantly in the EU, Japan and China. Smiths is a diverse organisation. This diversity is a source of strength and our employment policies and practices are designed to support it.

BUSINESS ETHICS

Smiths believes that honesty, integrity and transparency should characterise our approach to business. Examples of existing policies and practises that support these beliefs include long-established procedures to protect 'whistleblowers' and a policy that supports employees who may be subjected to bullying and/or harassment at work.

We are reviewing all our existing policies in this area in order to formulate a consolidated statement of business ethics for Smiths. This will be based on mutual respect, fairness and the maintenance of high ethical standards in our dealings with and between employees, customers and suppliers.

COMMUNITY INVOLVEMENT

Smiths supports good community relations practices both corporately and through our businesses, many of which have long-established roots in their local communities. Often, they are major employers in their area and take an active role in supporting the community through charitable and other activities. These extend to programmes of liaison and exchange visits with pupils in their final year in secondary education, in order to help them prepare for the transition to employment. Managers have also provided an 'industrial mentoring' support system for some of these pupils. Smiths continues to support the UK 'Year in Industry' programme.

EMPLOYEE COMMUNICATIONS

Smiths recognises the importance of effective employee communications. At business unit level, communication takes place through a variety of channels, including team briefings, presentations and newsletters. Many businesses have forums for the exchange of information and best practice, as well as discussion of current issues, including business efficiency and 'lean' initiatives; training and development; and environment, health and safety matters.

At group level, the Smiths European Forum (SEF) meets annually to facilitate constructive dialogue with employees from the EU and EEA on issues of a transnational nature. The company strives to improve continuously the quality of information provided to delegates for dissemination to employees. The SEF is an effective means of communication regarding the immediate past performance of the group and provides an opportunity for delegates to raise questions and receive answers on this and future prospects.

The launch, during this last year, of Smiths online newsletter, E-Xtract, which is accessible via the internet and available in five languages, is an important aid to extending the effectiveness of communications with employees.

ENVIRONMENT, HEALTH AND SAFETY

EHS management and reporting

Smiths regards good Environment, Health and Safety (EHS) practices as an integral part of business performance. Improved environmental and safety performance reduces costs, creates business opportunities and minimises risk. We have identified the following EHS areas as being significant across Smiths' worldwide operations:

- lost time incidents and health and safety performance;
- energy and water use;
- generation and disposal of waste;
- emissions of greenhouse gases from energy use and transport;

- emissions to air – Volatile Organic Compounds and ozone depleting substances;
- contaminated land and remediation;
- product design for reduced environmental impact; and
- regulatory non-compliances and enforcement.

As mentioned in the 2002 Annual Report and Accounts, Smiths' first EHS Report (for 2002) was published early in 2003 (see www.smiths-group.com). This report follows three very successful years of health and safety reporting. Work is already under way for the 2003 EHS Report, due to be published in early 2004.

Policies and organisation
The Chief Executive of Smiths Group plc has overall responsibility for EHS performance, through the Director, Human Resources. Further convergence on EHS management at a corporate level continues through the creation of a new role of Director, EHS, reporting to the Director, Human Resources and responsible for the development of the group's EHS programmes. A group EHS Committee has been established to review EHS policies, standards and performance. Membership of this committee includes senior representatives from each of Smiths' four divisions. At a local level, each major facility has a safety adviser and environmental coordinator (in some cases, the same individual performs both functions). Annual reports on EHS progress are provided to the Board of Directors.

Policy statements exist for both environment and health and safety. They apply to our operations worldwide and can be viewed in our 2002 EHS Report. These policies are underpinned by:
- the implementation of recognised international standards for environmental management (ISO 14001);
- company standards on health and safety management (best practice safety manual); and
- measurement systems and targets for improved performance.

Management systems
Our environmental impacts are managed through the implementation of environmental management systems certified to the International Standard ISO 14001. In November 2000, we set ourselves a demanding three year goal to achieve ISO 14001 accreditation for all major manufacturing sites by the end of 2003. At 31 July 2003, 96% of our major manufacturing businesses achieved certification. This figure excludes the Polymer businesses and new acquisitions since November 2000 that were not part of the original implementation goal.

The graph below demonstrates the timeframe in which this level of accreditation has been achieved. A further update of progress to the end of 2003 will be provided in our 2003 EHS Report.



NUMBER OF ISO 14001 SITES
03 77
02 49
01 36
00 2
99 1

Comprehensive standards for health and safety management within the company are defined in a best practice safety manual. This manual applies to Smiths operations worldwide and focuses on the management and control of common hazards in our operations. Sixty hazards and topics are covered ranging from risk assessments, hazardous substances, lone working, safety committees, and travelling on company business. We continue to roll out our internal safety audit tool across our major operations in order to verify compliance with these requirements. The audit tool consists of over 300 questions divided into four sections covering:
- the management of health and safety;
- risk assessments and documentation;
- control and protection arrangements; and
- health and welfare.

Results from the audit are used to identify areas for improvement.

Measurement and targets
Annual environmental metrics and quarterly accident or lost time incident data is collected via a dedicated EHS website. The information generated is used to track performance and report progress (via the EHS Report).

Smiths became a signatory to MACC2 (Make a Corporate Commitment) in 2003. This is a UK government supported initiative to help organisations improve their resource efficiency and environmental performance (www.macc2.org.uk). Reduction targets have been set for the company as a whole in the areas of greenhouse gas emissions, through more efficient site energy use and transport, water use, and waste disposal to landfill.

Waste minimisation delivers cost savings
We believe that our environmental programmes are also saving us money. Our best estimate indicates savings to the company in the order of £3m per annum from the more efficient use of energy, raw materials, water, and the generation of less waste for disposal.

Our waste minimisation demonstration project, involving five sites during the period 2001-2003 is a good example of the potential for environmental and business efficiency improvements. This project involved each site participating in a common programme of training and sharing of experience through regular meetings. Seventy-five individual opportunities aimed at reducing electricity, gas, water, materials and waste were identified, with an estimated total annual savings of £200,000, of which £65,000 has been achieved so far from 28 opportunities. Whilst the formal stages of the project have been completed, work continues on a site-by-site basis to implement the additional waste minimisation opportunities identified.

Stakeholder dialogue
We embarked on a new programme of stakeholder dialogue during the year to help shape the content and scope of our EHS reporting practices. We appointed The Environment Council, an independent UK organisation with significant expertise in managing and facilitating stakeholder dialogue, to help us in this process. The programme was launched with two employee workshops, one in the United States and the other in the United Kingdom.

BOARD OF DIRECTORS



1 2 3 4 5 6
7 8 9 10 11 12

Committees
* Audit Committee
† Nominations and Remuneration Committee

1. KEITH ORRELL-JONES CHAIRMAN*†
Aged 66, British. He was appointed to the Board in December 1992, becoming Chairman in November 1998. He is Chairman of FKI plc and was formerly Group Chief Executive of Blue Circle Industries PLC.

Chairman of the Nominations and Remuneration Committee.

2. KEITH BUTLER-WHEELHOUSE CHIEF EXECUTIVE
Aged 57, British. He was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa. He is a non-executive director of Delta Motor Corporation and of J Sainsbury plc.

3. ROBERT O'LEARY NON-EXECUTIVE DIRECTOR*†
Aged 59, US citizen. He was appointed to the Board as a non-executive director in September 1997. He is Chairman and Chief Executive Officer of ICN Pharmaceuticals Inc. and Chairman of Ascension Health Ventures, LLC. He was formerly Chairman and Chief Executive Officer of Premier Inc. and of American Medical International. He is a member of the Boards of Directors of Thermo Electron Corporation and of Viasys Healthcare Inc.

4. SIR NIGEL BROOMFIELD, KCMG
NON-EXECUTIVE DIRECTOR*†
Aged 66, British. He was appointed to the Board in December 2000 having been a non-executive director of TI Group since 1998. He is the Director of the Ditchley Foundation and a trustee of the Dresden Trust. He is President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993-1997.

5. JOHN FERRIE
GROUP MANAGING DIRECTOR AEROSPACE
Aged 56, British. He was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998, is a Fellow of the Royal Academy of Engineering and is a member of the Board of the Engineering Council (United Kingdom).

6. DAVID LILLYCROP GENERAL COUNSEL
Aged 47, British. He was appointed to the Board in December 2000, having been an executive director of TI Group since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. He is Chairman of TI Pension Trustee Ltd.

7. SIR COLIN CHANDLER
NON-EXECUTIVE DEPUTY CHAIRMAN*†
Aged 63, British. He was appointed to the Board in December 2000, having been a non-executive director of TI Group since 1992. He was variously Managing Director, Chief Executive and then Chairman of Vickers plc. Earlier he was seconded from British Aerospace to the role of Head of Defence Export Services, MoD. He was Chairman of Racal Electronics plc. He is Chairman of easyJet plc, Chairman of TI Automotive Limited, Chairman of Automotive Technik Limited and Pro-Chancellor of Cranfield University.

Chairman of the Audit Committee.

8. LAWRENCE KINET
GROUP MANAGING DIRECTOR MEDICAL
Aged 56, US citizen. He was appointed to the Board in February 2000 and became Group Managing Director, Medical, in August 2000. He was previously Chairman, President and Chief Executive Officer of Aksys Ltd and prior to that held senior appointments with Oculon Corp, Kensington Group and Baxter International Inc.

9. ALAN THOMSON FINANCIAL DIRECTOR
Aged 57, British. He was appointed to the Board as Financial Director on joining the company in April 1995. He was previously Finance Director of Rugby Group plc and prior to that had worked for Courtaulds plc, Rockwell International Corporation and Raychem Ltd. He is a non-executive director of Johnson Matthey plc.

10. JULIAN HORN-SMITH
NON-EXECUTIVE DIRECTOR*†
Aged 54, British. He was appointed to the Board as a non-executive director in February 2000. He is Chief Operating Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and Director of Verizon Wireless in the United States.

11. JOHN LANGSTON
GROUP MANAGING DIRECTOR DETECTION
Aged 53, British. He was appointed to the Board, as head of Sealing Solutions, in December 2000 and became Group Managing Director, Detection on 1 August 2003. He had been a director of TI Group since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

12. EINAR LINDH
GROUP MANAGING DIRECTOR
SPECIALTY ENGINEERING
Aged 58, British. He was appointed to the Board, as head of Industrial in February 1996 and became Group Managing Director, Specialty Engineering on 1 August 2003. He first joined the company in 1973, leaving in 1979 to take up an appointment at Great Universal Stores plc. He returned to Smiths in 1983, becoming Managing Director of Portex Ltd in 1990. He is a non-executive director of Spirax-Sarco Engineering plc.

SUMMARY DIRECTORS' REPORT

26p

26p 2003 TOTAL DIVIDEND.

The principal activities of the company and its subsidiaries are the development, manufacture, sale and support of:

- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the United Kingdom, the Americas and Continental Europe.

RESULTS AND DIVIDENDS

The results for the year to 31 July 2003 are set out in the summary consolidated profit and loss account on page 30. Sales for the year amounted to £3,056m, against £3,223m last year. The profit for the year after taxation, minority interests and goodwill amortisation amounted to £112m (2002 £185m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 17 April 2003. The directors recommend for payment on 14 November 2003 a final cash dividend on each ordinary share of 17.25p, making a total dividend of 26p for the year.

BUSINESS REVIEW AND FUTURE DEVELOPMENTS

The Chairman's statement, Chief Executive's review and the financial review (pages 4 to 19) report on the company's operations and development during the year, the year-end position and likely future development.

CHANGES DURING THE YEAR

Acquisitions

Heimann Systems GmbH (acquired 29 November 2002 for £236m cash).

General Seals S.A. (Chile) (acquired 8 May 2003 for £1.7m cash).

Disposals

Precision Handling Systems business (sold 18 October 2003 for £2.3m cash).

Lodge Ignition business (sold 4 November 2003 for £33m cash).

Air Movement and Cable Management businesses (sold 3 December 2002 for £125m cash).

C & F Millier Limited (sold 1 April 2003 for £0.3m cash).

Issues

US$250m Senior Notes private placement.

POST BALANCE SHEET EVENTS

Disposals

Matzen & Timm division (sold 29 August 2003 for €1.35m cash).

Polymer Sealing Solutions business (agreement for sale for £495m cash became unconditional on 22 September 2003, with completion expected by the end of September).

CHARITABLE AND POLITICAL DONATIONS

Charitable donations – £708,000.
Political donations – None.

DIRECTORS

The directors at the end of the financial year are shown on page 22. Mr J M Hignett retired at the 2002 Annual General Meeting. The Rt Hon. Lord Robertson of Port Ellen has been appointed as a non-executive director with effect from 15 February 2004. Mr K O Butler-Wheelhouse, Dr J Ferrie and Mr J M Horn-Smith will retire at the Annual General Meeting and seek reappointment. A summary of the executive directors' service contracts and the directors' remuneration and interests in share options are contained in the summary directors' remuneration report on pages 25 to 27.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2003	31 July 2002
Sir Nigel Broomfield	**103**	103
K O Butler-Wheelhouse	**156,715**	117,537
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**32,911**	22,438
J M Horn-Smith	**6,682**	6,682
L H N Kinet	**2,152**	0
J Langston	**63,270**	60,270
D P Lillycrop	**67,144**	65,144
E Lindh	**68,887**	38,189
R W O'Leary	**2,642**	2,642
K Orrell-Jones	**3,226**	3,226
A M Thomson	**62,178**	51,526

These interests include beneficial interests of the directors and their families in the company's shares held in PEPs and ISAs and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements which followed the merger of TI Group plc with the company.

The company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July and 23 September 2003.

SHARE OWNERSHIP

It is the company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

CORPORATE GOVERNANCE

The company complies and has during the year complied with the Combined Code appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, except that no senior independent non-executive director is recognised. A detailed statement on how the company complies with the Combined Code is set out in the Directors' Report and Financial Statements.

PAYMENT OF CREDITORS
The company's policy is to pay promptly in accordance with agreed terms. The average time to pay an invoice was 37 days (2002: 37 days) for the parent company and 50 days (2002: 51 days) for the group as a whole.

CORPORATE AND SOCIAL RESPONSIBILITY
The report on pages 20 and 21 includes information on the company's employment and environmental policies.

SHAREHOLDERS' RESOLUTIONS
Shareholders will be asked to pass resolutions as special business at the Annual General Meeting:
- to authorise the directors to allot new shares and to renew the power granted to the directors under section 95 of the *Companies Act 1985; and*
- to authorise the company to make market purchases of the company's shares.

An ordinary resolution will be proposed at the Annual General Meeting to approve the directors' remuneration report.

INTERESTS IN SHARES
As at 23 September 2003 the company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc*	68.6m	12.3%
Franklin Resources, Inc.	50.5m	9.0%
Legal & General Group plc	19.3m	3.4%

*includes the interests of Capital Guardian Trust Company in 9.9% of the issued share capital
† percentage of share capital in issue on 23 September 2003

AUDITORS' REPORT
The report of the auditors on the accounts for the year ended 31 July 2003 was unqualified and did not contain a statement under either of sections 237(2) and 237(3) of the Companies Act 1985.

REPORTS AND ACCOUNTS 2003
The statutory Reports and Accounts for 2003 comprise this Annual Review 2003 (a summary financial statement) and the Directors' Report and Financial Statements 2003. Both documents are available in electronic form on www.smiths-group.com. Printed copies of these documents may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

24 September 2003

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF SMITHS GROUP PLC

We have examined the summary financial statement of Smiths Group plc.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the summarised annual report (the Annual Review 2003) in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the directors' remuneration report of Smiths Group plc for the year ended 31 July 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

24 September 2003

NOTES
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements *may differ from legislation in other jurisdictions.*

SUMMARY DIRECTORS' REMUNERATION REPORT

REMUNERATION POLICY

The Nominations and Remuneration Committee (the 'Committee') believes that the individual contributions made by the executive directors are fundamental to the successful performance of the company.

The Committee has adopted a remuneration policy (which will continue to apply during 2003-2004) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice.

Although the Committee has no current plans to change this policy, changes are possible because the company's remuneration policy needs to be sufficiently flexible to take account of changes in the company's business environment and in remuneration practice.

The following graph shows the company's 'total shareholder return' (TSR) performance over the past five years. As required by the Directors' Remuneration Report Regulations 2002 (the 'Regulations'), the company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

FIVE YEAR HISTORICAL TSR PERFORMANCE


£*
Value of hypothetical £100 holding
150
130
110
90
70
50
Jul 98
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03
SMITHS
FTSE 100

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme (the '1982 SAYE Scheme'), the Smiths Industries 1995 Executive Share Option Scheme (the '1995 Scheme') and the Smiths Industries Senior Executive Deferred Share Scheme (the 'DSS'). The annual bonus element and participation in the DSS, which provides for a share match (see below), and in the 1995 Scheme, are linked to performance, and the Committee regards them as key elements in the executive directors' remuneration package.

Options granted under the 1995 Scheme may be exercised after three years subject to achievement of performance targets. For the last grant of options, on 2 October 2002, and for anticipated future grants the performance requirement is that the growth in the company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% p.a. (for options up to one times base salary) and by 4% p.a. (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the company.

If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four year period at the end of the fourth year and a five year period at the end of the fifth year.

Share options granted under the 1982 SAYE Scheme are linked to a savings contract and are not subject to performance targets.

The value of the matching share element under the DSS is derived from annual bonus, and other corporate financial, criteria and is therefore performance-related. The vesting of matching shares is not dependent on satisfaction of a further performance condition.

SALARY AND BENEFITS IN KIND

Salaries are reviewed annually for each director. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the company, pay policy within the company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES

Executive directors are eligible to participate in an annual bonus scheme which is based upon a combination of corporate financial goals and individual objectives which are geared to the achievement of the group's strategic goals. The majority of the annual bonus opportunity, which is capped, is based upon the corporate financial element.

Under the DSS, executive directors may elect to use their after-tax bonus to acquire the company's shares at the prevailing market price. Provided that a director retains them for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three year period.

The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2003 the full amount of the shares so acquired is available for matching.

PENSIONS

The company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the company pays monthly salary supplements to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the company. Directors' annual bonus payments and any gains under share option schemes are not pensionable.

SUMMARY DIRECTORS' REMUNERATION REPORT CONTINUED

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the DSS and also defined benefit pension arrangements, was as follows:

	2003 £000	2002 £000
Fees, salaries and benefits	**3,639**	3,360
Performance-related bonuses	**1,545**	943
Gain from exercise of share options	**7**	74
Incremental gain/(loss) from deferred share scheme exercises	**(63)**	(40)
Payments in lieu of pension contribution	**591**	556
	5,719	4,893

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments		Deferred share scheme contributions	Total	
	2003 £000	2002 £000	2003 £000	2003 £000	2003 £000	2003 £000	2002 £000	2003 £000	2003 £000	2002 £000
Chairman										
K Orrell-Jones	**210**	180	**27**			**237**	199		**237**	199
Chief executive										
K O Butler-Wheelhouse	**735**	700	**51**	**528**	**368**	**1,682**	1,444	**214**	**1,896**	1,707
Executive directors										
J Ferrie	**355**	320	**65**	**222**	**142**	**784**	642	**76**	**860**	794
L H N Kinet	**325**	310	**208**	**91**	**81**	**705**	584	**16**	**721**	584
J Langston	**325**	310	**32**	**211**		**568**	447	**66**	**634**	447
D P Lillycrop	**310**	300	**54**	**166**		**530**	453	**64**	**594**	594
E Lindh	**325**	300	**24**	**144**		**493**	392	**36**	**529**	471
A M Thomson	**395**	360	**33**	**183**		**611**	513	**77**	**688**	626
Non-executive directors										
Sir Nigel Broomfield	**30**	30				**30**	30		**30**	30
Sir Colin Chandler	**65**	65				**65**	65		**65**	65
J M Hignett (retired 12/11/02)	**10**	30				**10**	30		**10**	30
J M Horn-Smith	**30**	30				**30**	30		**30**	30
R W O'Leary	**30**	30				**30**	30		**30**	30
	3,145	2,965	**494**	**1,545**	**591**	**5,775**	4,859	**549**	**6,324**	5,607

1. The deferred share scheme amounts represent shares to which certain directors may become entitled and relate to the previous year's bonus. These have been shown separately from 'Total emoluments' in order to comply with the Regulations.

2. Benefits for Dr Ferrie and Mr Kinet include payments related to their relocation to the United Kingdom from the United States.

PENSIONS

	Age at 31 July 2003	Accrued entitlement at 31 July 2002 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2003 (A) £000	Transfer value of accrued benefits at 31 July 2002 (B) £000	The amount of (A – B) less contributions made by the director in 2003 £000	Accrued entitlement at 31 July 2003 £000
J Langston	53	108	5	15	1,802	1,248	549	125
D P Lillycrop	47	95	5	9	1,155	784	366	105
E Lindh	58	201	16	13	3,853	3,104	733	218
A M Thomson	56	118	20	32	2,542	1,669	853	152

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% p.a. compound and, in the case of Messrs Langston and Lillycrop, 7% p.a. compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

SERVICE CONTRACTS

The company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

NON-EXECUTIVE DIRECTORS

Non-executive directors were paid a total of £402,000 (including £375,000 in fees) in the year to 31 July 2003. Their remuneration is determined by the Board in accordance with the Articles of Association. They are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors, including Mr Horn-Smith who is to be proposed for re-election at the Annual General Meeting, serve the company under letters of appointment and do not have contracts of service or contracts for service.

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2003	Options held on 31 July 2002	Weighted average	Options exercised 2002-2003				Options granted 2002-2003			
Director	Scheme	Number	Number	exercise price	Date exercised	Number	Exercise price	Market price*	Date of grant	Number	Exercise price	Expiry date
K O Butler-Wheelhouse	95 ESOS	790,834	565,834	771.59p					02/10/02	225,000	654.00p	02/10/12
	SAYE	2,964	2,578	554.00p	09/07/03	2,578	669.00p	734.00p	08/05/03	2,964	554.00p	01/02/09
	DSS	86,229	68,563	0.10p	04/12/02	11,841	0.10p	716.00p	24/10/02	29,507	0.10p	24/09/09
J Ferrie	95 ESOS	317,923	209,423	744.93p					02/10/02	108,500	654.00p	02/10/12
	SAYE	2,775	2,775	608.00p								
	DSS	32,911	22,438	0.10p					24/10/02	10,473	0.10p	24/09/09
L H N Kinet	95 ESOS	312,164	212,664	744.75p					02/10/02	99,500	654.00p	02/10/12
	SAYE	1,593	1,593	608.00p								
	DSS	2,152	0	0.10p					24/10/02	2,152	0.10p	24/09/09
J Langston	95 ESOS	219,123	119,623	733.86p					02/10/02	99,500	654.00p	02/10/12
	SAYE	1,593	1,593	608.00p								
	DSS	9,147	0	0.10p					24/10/02	9,147	0.10p	24/09/09
	TI 90 ESOS	104,030	104,030	1,021.58p								
	TI 99 ESOS	258,237	258,237	706.44p								
D P Lillycrop	95 ESOS	212,141	117,141	734.71p					02/10/02	95,000	654.00p	02/10/12
	SAYE	2,724	1,539	605.41p					08/05/03	1,185	554.00p	01/02/09
	DSS	29,573	20,697	0.10p					24/10/02	8,876	0.10p	24/09/09
	TI 90 ESOS	128,378	128,378	1,021.81p								
	TI 99 ESOS	274,223	274,223	703.02p								
	TI SAYE	0	778									
E Lindh	84 ESOS	8,851	8,851	451.00p								
	95 ESOS	390,921	291,421	766.55p					02/10/02	99,500	654.00p	02/10/12
	SAYE	1,593	5,002	608.00p	03/07/03	3,409	572.00p	720.50p				
	DSS	26,658	44,107	0.10p	27/01/03	22,369	0.10p	642.50p	24/10/02	4,920	0.10p	24/09/09
A M Thomson	84 ESOS	62,500	62,500	480.00p								
	95 ESOS	390,098	269,098	756.74p					02/10/02	121,000	654.00p	02/10/12
	SAYE	2,775	2,775	608.00p								
	DSS	55,102	44,450	0.10p					24/10/02	10,652	0.10p	24/09/09

Key

84 ESOS The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS The Smiths Industries 1995 Executive Share Option Scheme
SAYE The Smiths Industries 1982 SAYE Share Option Scheme
DSS The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS The TI Group 1999 Executive Share Option Scheme
TI SAYE The TI Group 1994 Savings-Related Share Option Scheme

*Mid-market closing quotation from the London Stock Exchange Daily Official List

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the company's earnings per share exceeding the UK RPI plus 3% p.a. (for options up to one times base salary) and 4% p.a. (for the excess up to two times salary). There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, the Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

WE CONCENTRATE ON COMPLEX TECHNOLOGIES



CASE STUDY: CORE COMMON COMPUTING SYSTEM

? NEED FOR 'OPEN ARCHITECTURE'
Airplanes and pilots need to have the greatest capability at the lowest cost. Rather than flying with outdated software, developed by one company alone, they need to be able to select the best on the market.

+ FORESIGHT
We identified the need for 'open architecture' core computing systems several years ago and started developing one of the first 'open' common operating systems. Recently, we have worked with software companies to complete development and certification of this complex technology.

= GREATER SAFETY AND EFFICIENCY
The Smiths Core Common Computing System reduces the cost of updating software. As a result, the latest functional capabilities can be introduced in areas such as terrain awareness, flight management and displays, making flying easier and safer. The system is supplied for the C-130 Avionics Modernisation Programme (pictured).

TO CONCENTRATE ON … ASK … HAND



Photo by Staff Sgt. Shane A. Cuomo, US Air Force


LOW
1261

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31 July 2003					Year ended 31 July 2002 (restated)				
	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation and impairment £m	Exceptional items £m	Total £m
Continuing operations	2,505.6				2,505.6	2,588.4				2,588.4
Acquisitions	123.6				123.6					
Discontinued businesses		426.9			426.9		635.1			635.1
Turnover	2,629.2	426.9			3,056.1	2,588.4	635.1			3,223.5
Continuing operations	346.4		(24.6)		321.8	364.1		(38.8)	(43.7)	281.6
Acquisitions	25.5		(7.8)		17.7					
Discontinued businesses		51.9	(11.7)		40.2		64.0	(11.9)		52.1
Operating profit	371.9	51.9	(44.1)		379.7	364.1	64.0	(50.7)	(43.7)	333.7
Exceptional items										
– profit/(loss) on disposal of businesses				14.5	14.5				(24.3)	(24.3)
– write-down of goodwill on anticipated future disposal				(137.0)	(137.0)					
Profit before interest and tax	371.9	51.9	(44.1)	(122.5)	257.2	364.1	64.0	(50.7)	(68.0)	309.4
Net interest payable	(20.3)	(17.3)			(37.6)	(25.7)	(31.8)			(57.5)
Other finance (costs)/income										
– retirement benefits	(2.2)				(2.2)	25.5				25.5
Profit/(loss) before taxation	349.4	34.6	(44.1)	(122.5)	217.4	363.9	32.2	(50.7)	(68.0)	277.4
Taxation	(94.3)	(9.4)	3.9	(5.3)	(105.1)	(101.9)	(9.0)	3.8	16.1	(91.0)
Profit/(loss) after taxation	255.1	25.2	(40.2)	(127.8)	112.3	262.0	23.2	(46.9)	(51.9)	186.4
Minority interests	(0.5)	(0.3)			(0.8)	(1.1)	(0.2)			(1.3)
Profit/(loss) for the period	254.6	24.9	(40.2)	(127.8)	111.5	260.9	23.0	(46.9)	(51.9)	185.1
Dividends	(145.4)				(145.4)	(142.2)				(142.2)
Retained profit/(loss)	109.2	24.9	(40.2)	(127.8)	(33.9)	118.7	23.0	(46.9)	(51.9)	42.9
Earnings/(loss) per share										
Basic	45.6p	4.5p	(7.2p)	(22.9p)	20.0p	46.9p	4.1p	(8.4p)	(9.3p)	33.3p
Diluted	45.5p	4.5p	(7.2p)	(22.9p)	19.9p	46.8p	4.1p	(8.4p)	(9.3p)	33.2p

SUMMARY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m
Profit for the financial year attributable to shareholders	111.5	185.1
Exchange adjustments	14.7	(56.4)
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	5.3	(1.2)
Deferred – United States	3.7	4.5
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	(258.6)	(427.0)
Deferred tax credit related thereto	73.4	131.7
	(50.0)	(163.3)
Prior year adjustment re FRS17 – Retirement Benefits – cumulative to 31 July 2002	(157.6)	
	(207.6)	

Comparative figures for 2002 have been restated following the adoption of FRS17 – Retirement Benefits. There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

SUMMARY BALANCE SHEET

	Consolidated		Company	
	31 July 2003 £m	31 July 2002 (restated) £m	31 July 2003 £m	31 July 2002 (restated) £m
Fixed assets				
Intangible assets	830.2	638.3		
Tangible assets	557.6	563.9	64.0	42.2
Investments and advances – TI Automotive Limited preference shares	325.0	325.0		325.0
– other	8.2	11.6	2,104.1	1,150.5
	1,721.0	1,538.8	2,168.1	1,517.7
Current assets				
Stocks	489.5	474.5	62.3	42.7
Debtors – amounts falling due within one year	662.6	597.7	113.1	81.4
– amounts falling due after more than one year	10.8	15.4	2.5	
Cash at bank and on deposit	82.0	109.5	89.9	125.2
	1,244.9	1,197.1	267.8	249.3
Creditors: amounts falling due within one year	(912.7)	(912.0)	(580.1)	(636.0)
Net current assets/(liabilities)	332.2	285.1	(312.3)	(386.7)
Total assets less current liabilities	2,053.2	1,823.9	1,855.8	1,131.0
Creditors: amounts falling due after more than one year	(754.4)	(728.9)	(558.4)	(520.7)
Provisions for liabilities and charges	(116.0)	(113.8)	(20.8)	(21.1)
Net assets excluding pension assets/liabilities	1,182.8	981.2	1,276.6	589.2
Pension assets	25.3	84.7		
Retirement benefit liabilities	(333.7)	(213.4)	(38.7)	(28.9)
Net assets including pension assets/liabilities	874.4	852.5	1,237.9	560.3
Capital and reserves				
Called up share capital	139.8	139.6	139.8	139.6
Share premium account	170.0	163.7	170.0	163.7
Revaluation reserve	2.6	2.6	0.5	0.5
Merger reserve	234.8	234.8	180.5	180.5
Profit and loss account	315.4	299.9	747.1	76.0
Shareholders' equity	862.6	840.6	1,237.9	560.3
Minority equity interests	11.8	11.9		
Capital employed	874.4	852.5	1,237.9	560.3

Comparative figures for 2002 have been restated on the adoption of FRS17 – Retirement Benefits.

The summary financial statement was approved by the Board of Directors on 24 September 2003 and signed on its behalf by:

KEITH ORRELL-JONES
CHAIRMAN

ALAN M THOMSON
FINANCIAL DIRECTOR

SUMMARY CASH-FLOW STATEMENT

	Year ended 31 July 2003 £m	Year ended 31 July 2002 (restated) £m
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	**379.7**	333.7
Exceptional items		43.7
Operating profit before exceptional items	**379.7**	377.4
Goodwill amortisation and impairment	**44.1**	50.7
Depreciation	**88.9**	91.5
Retirement benefits	**(4.6)**	29.0
Decrease/(increase) in stocks	**(1.6)**	18.7
Decrease/(increase) in debtors	**(55.8)**	48.5
(Decrease)/increase in creditors	**15.8**	(32.8)
Net cash inflow from normal operating activities	**466.5**	583.0
Exceptional restructuring expenditure	**(22.8)**	(59.2)
Net cash inflow from operating activities	**443.7**	523.8
Cash-flow statement		
Net cash inflow from operating activities	**443.7**	523.8
Returns on investments and servicing of finance	**(26.1)**	(56.5)
Tax paid	**(60.8)**	(52.8)
Capital expenditure	**(86.3)**	(100.0)
	270.5	314.5
Acquisitions and disposals	**(92.0)**	180.9
Equity dividends paid	**(142.5)**	(139.1)
Management of liquid resources	**2.3**	0.1
Financing	**(68.7)**	(124.3)
(Decrease)/increase in cash	**(30.4)**	232.1
Reconciliation to net debt		
Net debt at 1 August	**(725.2)**	(1,119.8)
(Decrease)/increase in cash	**(30.4)**	232.1
Reduction in short-term deposits	**(2.3)**	(0.1)
Decrease in other borrowings	**73.4**	139.8
Loan note repayments	**1.2**	2.0
Term debt acquired with acquisitions	**(13.1)**	
Exchange variation	**(18.7)**	20.8
Net debt at 31 July	**(715.1)**	(725.2)

The cash-flow statement for 2002 has been restated following the adoption of FRS17 – Retirement Benefits.

FINANCIAL CALENDAR

2003

	SEPTEMBER	
Preliminary announcement of results for 2002-2003	24	
	OCTOBER	
Ordinary shares final dividend ex-dividend date	15	
Ordinary shares final dividend record date	17	
	NOVEMBER	
Annual General Meeting	11	
Ordinary shares final dividend payment date	14	

2004

	MARCH	
2003-2004 interim results announced	10	provisional
Ordinary shares interim dividend ex-dividend date	17	provisional
Ordinary shares interim dividend record date	19	provisional
	APRIL	
Ordinary shares interim dividend payment date	16	provisional
	JULY	
Smiths Group plc financial year-end	31	
	SEPTEMBER	
Preliminary announcement of results for 2003-2004	22	provisional
	OCTOBER	
Ordinary shares final dividend ex-dividend date	13	provisional
Ordinary shares final dividend record date	15	provisional
	NOVEMBER	
Annual General Meeting	9	provisional
Ordinary shares final dividend payment date	12	provisional

The market value of an ordinary share of the company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

This Annual Review does not contain sufficient information to allow for as full an understanding of the results of the group and the state of affairs of the company or the group as is provided in the full Statutory Reports and Accounts for 2003, which may be obtained free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com) or can be downloaded from the company's website – www.smiths-group.com

Designed and produced by CGI BrandSense. Printed by royle corporate print. Illustrations by Lawrence Templeman.

REGISTERED OFFICE
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS
PricewaterhouseCoopers LLP


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SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM

SMITHS GROUP PLC DIRECTORS' REPORT AND FINANCIAL STATEMENTS 2003




Deltec
CoZmo



FROM THE AEROSPACE INDUSTRY TO HOSPITALS, FROM PETROCHEMICAL COMPANIES TO NATIONAL GOVERNMENTS, SMITHS ADVANCES ITS CUSTOMERS' CAPABILITIES THROUGH THE INTELLIGENT APPLICATION OF TECHNOLOGY.

smiths

SMITHS FOCUSES ON DEVELOPING AND ACQUIRING TECHNOLOGIES THAT MAKE A DIFFERENCE, WHILE CONTINUOUSLY DRIVING FOR GREATER EFFICIENCY IN ALL ITS BUSINESSES.

CONTENTS

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES

The principal activities of the company and its subsidiaries are the development, manufacture, sale and support of:

- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the United Kingdom, the Americas and Continental Europe. A review of the development of the company and its subsidiary undertakings during the 2002-2003 financial year is on pages 5 to 19 of the Annual Review 2003 that accompanies this Directors' Report and Financial Statements.

RESULTS AND DIVIDENDS

The results for the year to 31 July 2003 are set out in the Consolidated Profit and Loss Account on page 13. Sales for the year amounted to £3,056m, against £3,223m last year. The profit for the year after taxation, minority interests and goodwill amortisation amounted to £112m (2002 £185m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 17 April 2003. The directors recommend for payment on 14 November 2003 a final cash dividend on each ordinary share of 17.25p, making a total dividend of 26p for the year.

The retained loss of £34m was transferred from Reserves.

RESEARCH AND DEVELOPMENT

£251m was spent on research and development during the year, of which £130m was funded by the company and the balance by customers. Each business carries out research and development programmes to suit its own particular market and product needs. Interchange of technology and technical information between Smiths' manufacturing businesses is centrally coordinated.

CHANGES IN THE COMPANY AND ITS INTERESTS DURING THE YEAR

On 18 October 2002 the business and assets of Precision Handling Systems were sold to Parkburn Engineering Limited for £2.3m in cash.

On 4 November 2002 the business and assets of Lodge Ignition were sold to Meggitt PLC for £33m in cash.

On 29 November 2002 the company acquired all the issued share capital of Heimann Systems GmbH (Germany) for a cash consideration of £236m.

On 3 December 2002 the business and assets of the Air Movement and Cable Management businesses were sold to HSBC Private Equity for £125m in cash.

On 29 January 2003 the company completed the private placement of US$250m in senior notes with 11 leading North American institutional investors. The notes have a 10-year term and a coupon of 5.45%, priced at 140 basis points over the 10-year US Treasury Bill.

On 1 April 2003 the issued share capital of C & F Millier Limited was sold to a management buy-out for a cash consideration of £0.3m.

On 8 May 2003 John Crane Chile S.A. acquired the business and assets of General Seals S.A. (Chile) for a cash consideration of £1.7m.

POST BALANCE SHEET EVENTS

On 1 August 2003 a new division was created to include Smiths Detection and Smiths Heimann. The move reflected the recent acquisition of Heimann and the potential for growth of these two market-leading businesses, both previously part of Aerospace. At the same time, the Sealings Solutions and Industrial divisions were merged to form the new Specialty Engineering division.

On 29 August 2003, the sale of Matzen & Timm to Masterflex AG was completed for €1.35m in cash.

On 22 September 2003, the sale of the Polymer Sealing Solutions business to Trelleborg AB for £495m in cash became unconditional, with completion expected by the end of September.

FUTURE DEVELOPMENTS

The company will pursue its existing international activities and continue to seek business opportunities in both the United Kingdom and overseas.

CHARITABLE AND POLITICAL DONATIONS

During the year the company made donations of £708,000 for charitable purposes including payments totalling £300,000 for the Portex Chair of Paediatric Anaesthesia. No political donations were made.

DIRECTORS

The directors at the end of the financial year are shown on page 22 of the accompanying Annual Review 2003. Mr J M Hignett retired at the Annual General Meeting in November 2002. The Rt Hon. Lord Robertson of Port Ellen has been appointed as a non-executive director with effect from 15 February 2004.

REAPPOINTMENT OF DIRECTORS

Mr K O Butler-Wheelhouse, Dr J Ferrie and Mr J M Horn-Smith will retire in accordance with Article 57 and, being eligible, will seek reappointment at the Annual General Meeting.

DIRECTORS' REMUNERATION REPORT

The directors' remuneration report is on pages 5 to 11. An ordinary resolution to approve the report will be put to shareholders at the Annual General Meeting.

DIRECTORS' INTERESTS IN CONTRACTS

Details of the executive directors' service contracts are as disclosed in the service contracts section of the directors' remuneration report on page 9. Details of the interests of the executive directors in the company's share option schemes are shown in the remuneration report on pages 10 and 11.

Apart from the exceptions referred to above, no director had an interest in any contract to which the company or its subsidiaries was a party during the year.

INTERESTS IN SHARES

As at 23 September 2003 the company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc*	68.6m	12.3%
Franklin Resources, Inc.	50.5m	9.0%
Legal & General Group plc	19.3m	3.4%

*includes the interests of Capital Guardian Trust Company in 9.9% of the issued share capital
† percentage of share capital in issue on 23 September 2003

The company has not acquired or disposed of any interests in its own shares.

The interests of the directors, their families and any connected persons in the issued share capital of the company are shown on page 8.

CORPORATE GOVERNANCE

The company complies with the Combined Code, as appended to the April 2002 edition of the Listing Rules of the UK Listing Authority (the Code), except that no senior independent director is recognised as required by A.2.1 of the Code. Subject to that exception, the company has complied with the Code throughout the accounting period covered by this report. Reasons for non-compliance with A.2.1 are given below.

The Board of Directors normally meets formally eight times a year to make and review major business decisions and monitor current trading against budgets which it has approved. It additionally exercises control by determining matters specifically reserved to it in a formal schedule which only the Board may change: these matters include the acquisition of companies and major capital expenditure. Once a year the Board meets in conference to consider long-term strategy and industrial developments affecting the company. Additional meetings are arranged as necessary to deal with urgent items.

There is an agreed procedure for all directors to take independent professional advice at the company's expense in connection with their duties. They also have access to the advice and assistance of the Company Secretary whose appointment is in accordance with the Code. Arrangements are in place for all directors to receive appropriate training, whether on their appointment or periodically, as necessary.

Mr Orrell-Jones is the Chairman and also chairs the Nominations and Remuneration Committee. Sir Colin Chandler is the Deputy Chairman and chairman of the Audit Committee. No non-executive director has been appointed as 'a recognised senior independent member' for the purposes of A.2.1 of the Code because matters of concern can readily be brought to the attention of either Mr Orrell-Jones or Sir Colin. Sir Colin has accepted the company's nomination as Chairman of TI Automotive Limited. There are three other independent non-executive directors of the company. Lord Robertson's appointment as an additional independent non-executive director will take effect on 15 February 2004. Mr Butler-Wheelhouse is the Chief Executive and there are six other executive directors. (See page 22 of the accompanying Annual Review 2003.)

The Board is provided with detailed information on matters to be considered at its meetings and non-executive directors have ready access to the executive directors. Regular site visits are arranged and non-executive directors are encouraged to visit sites independently. During site visits, briefings are arranged and the Board is free to discuss aspects of the business with employees at all levels.

There is a formal procedure for appointment of all new directors. The Nominations and Remuneration Committee, of which all the non-executive directors are members and which is chaired by Mr Orrell-Jones, makes recommendations to the Board on appointments. Appointments made by the Board are subject to approval by the shareholders at the next Annual General Meeting.

All directors are subject to retirement under Article 57 and submit themselves for re-election at intervals of no more than three years: any director who attains the age of 70 is subject to annual re-election. The initial appointment of non-executive directors is for three years; they do not participate in company bonus, share option or pension schemes.

The Nominations and Remuneration Committee meets at least three times a year. The Chief Executive and the General Counsel attend meetings of the Committee by invitation but do not participate in discussions of their own interests. The Committee monitors the performance of the Chief Executive and other executive directors and has access to all information required for that purpose. The report of the Board on remuneration is set out on pages 5 to 11.

The company maintains a dialogue with institutional shareholders through regular meetings and presentations. At the Annual General Meeting shareholders are encouraged to ask questions and after the meeting have access to directors and other senior executives. The company has complied with the Code provisions related to principles C.1 and C.2.

The Board believes that the full Reports and Accounts present a balanced and understandable assessment of the company's position and prospects: the Board has complied with the Code provisions D.1.1 to D.1.3. A statement by the auditors appears on page 12.

The Audit Committee's terms of reference accord with the Code. The Committee comprises the Chairman and all the non-executive directors and meets at least three times a year with the Chief Executive, Financial Director, General Counsel, Director of Internal Audit and the Auditors normally attending meetings.

Apart from work in relation to acquisitions and disposals, all material work not related to the audit for which the company might consider engaging the Auditors, is put out to tender. The Board is kept fully informed of all non-audit work awarded to the Auditors.

Internal control. Internal control is based on assessment of risk and a framework of control procedures to manage risks and to monitor compliance with procedures. The procedures of accountability and control, which accord with the guidance on internal control issued by the Turnbull Committee, are outlined below.

The Board accepts its responsibility for maintaining and reviewing the effectiveness of the company's internal control systems. These are designed to meet the company's particular needs and the risks to which it is exposed and, by their nature, can provide only reasonable, not absolute, assurance against material loss to the company or material misstatement in the financial accounts.

The group has an embedded process for the identification, evaluation and management of significant business risks. The process is reviewed through the Audit Committee and monitored by the Group Internal Audit Department. The four operating divisions and Corporate HQ have, during the year, identified and evaluated the key risks under three categories – strategic; operational; and information - and have ensured that effective controls and procedures are in place to manage these risks.

In the highly regulated environment of the aerospace, medical and detection industries, procedures are codified in detailed operating procedures manuals and are reinforced by regular educational programmes. These are designed to ensure not only compliance with the regulatory requirements but also with the general principles of business integrity.

A key element in any system is communication and a number of committees enable the executive directors and senior corporate staff to address financial, human resource, risk management and other control issues. Experience is shared by subsidiaries through company-wide seminars.

Throughout the year the Board has reviewed the effectiveness of internal control and the management of risks at its regular Board meetings. In addition to financial and business reports, the Board has reviewed medium and longer-term strategic plans; capital expenditure and development programmes; management and product development programmes; reports on key operational issues; tax; treasury; risk management; insurance; legal matters; and Audit Committee reports, including internal and external auditor reports.

Going concern. The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Auditors. PricewaterhouseCoopers LLP have reviewed the company's statements as to compliance with the Code to the extent required by the Listing Rules of the UK Listing Authority.

New Combined Code. On 23 July 2003 the Financial Reporting Council issued a new Combined Code which will come into effect for listed companies for reporting years beginning on or after 1 November 2003. It is anticipated that the new Code will replace the existing version of the Code and that some changes to the Listing Rules will follow therefrom. The company is currently reviewing the new Code and will address what steps need to be taken to comply with its provisions.

POLICY ON PAYMENT OF CREDITORS

The company's policy and practice is to pay creditors promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 37 days (2002: 37 days) for the parent company and 50 days (2002: 51 days) for the group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report) (Statement of Payment Practice) Regulations 1997).

ENVIRONMENT

The company seeks to minimise, as far as is reasonably practicable, any detrimental effects to the environment of its operations and products. A senior corporate staff director has responsibility for safety, health and environmental matters. The corporate and social responsibility review appears on pages 20 and 21 of the accompanying Annual Review 2003.

EMPLOYMENT POLICIES

It is the company's policy to provide equal opportunities for employment and to give the fullest consideration to employment prospects for the disabled. The company continues to be actively involved in all aspects of the training and development of young persons, including government sponsored schemes and unit initiatives designed to ease the transition from school to work.

Share option schemes enable employees to acquire an interest in the company's shares and to align their interests more closely with those of the shareholders.

Employees are regularly provided with a wide range of information concerning the performance and prospects of the business in which they are involved by means of Employee Councils, Works Councils and other consultative bodies that allow the views of personnel to be taken into account.

All matters concerning the environment, health and safety continue to be regulated by preventative, investigatory and consultative systems; issues relevant to the company pension scheme are covered by means of structured committees, including representation from recognised trade unions. A more detailed statement appears on pages 20 and 21 of the accompanying Annual Review 2003.

AUTHORITY TO ISSUE SHARES

At the Annual General Meeting shareholders will be asked to renew the authority, given to the directors at the last Annual General Meeting, to allot relevant securities for the purposes of section 80 of the Companies Act 1985, so as to reflect the increase in the company's issued share capital since the last Annual General Meeting. The authority proposed will expire on the fifth anniversary of the Meeting unless otherwise renewed. The amount of relevant securities to which this authority relates (£46,629,434 nominal of share

capital) represents one third of the share capital in issue on 23 September 2003. The directors have no present intention of exercising this authority except for allotments of shares pursuant to the company's share option schemes. The ordinary resolution is set out in the Notice of Annual General Meeting.

Also in the Notice is the special resolution to renew the power granted to directors under section 95 of the Companies Act 1985. The new authority sought will be on substantially similar terms to those attaching to the existing authority and will expire on the fifth anniversary of the Meeting, unless otherwise renewed. It will permit the directors to allot equity securities for cash:

- in connection with a rights issue *pro rata* to the rights of the existing shareholders;
- pursuant to the terms of any share scheme approved by the shareholders in General Meeting; and
- for any other purpose provided that the aggregate nominal value of such allotments does not exceed £6,994,415 (approximately 5% of the issued share capital on 23 September 2003).

The directors intend seeking renewal of these authorities annually.

During the year ended 31 July 2003 the following ordinary shares in Smiths Group plc were issued:

- 753,369 shares pursuant to the terms of the company's shareholder-approved share option schemes; and
- 186,794 shares pursuant to the terms of TI Group share option schemes.

AUTHORITY TO PURCHASE SHARES

At the Annual General Meeting the company will seek to renew the authority, granted at the last Annual General Meeting to the directors, to purchase the company's shares in the market. The authority will be limited to 10% of the share capital in issue on 23 September 2003 and will be renewed annually. The maximum price that may be paid under the authority will be limited to 105% of the average of the middle market quotations of the company's shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase. On 23 September 2003 options over approximately 26m shares were outstanding under the company's share option schemes, representing approximately 4.6% of the then issued share capital. If the authority to purchase shares being sought at the Annual General Meeting were to be used in full, then the outstanding options would represent approximately 5.2% of the reduced issued share capital.

The directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue and will be in the interests of the shareholders. The directors will also give careful consideration to the gearing levels of the company and its general financial position.

No shares have ever been purchased or contracted for or the subject of any option under the expiring or any prior authority.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations'), will come into force on 1 December 2003. They will enable certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the company in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the company rather than, as is currently the case, being immediately cancelled.

Accordingly, if the authority is renewed at the Annual General Meeting and the directors were to exercise it after the Regulations have come into force, the company would have the option of holding those shares in treasury, rather than cancelling them.

The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase, holding or resale of treasury shares.

The Financial Services Authority is currently consulting on the changes required to the Listing Rules to reflect the amendments to the Companies Act 1985 to be made by the Regulations.

AUDITORS

PricewaterhouseCoopers resigned as auditors during the year, following a restructuring as a limited liability partnership. The Board appointed PricewaterhouseCoopers LLP as auditors to fill the vacancy. Special notice having been received by the company, resolutions will be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to determine the auditors' remuneration.

SUMMARY FINANCIAL STATEMENT

The company has produced the Annual Review 2003 (a Summary Financial Statement) which, together with this Directors' Report and Financial Statements 2003, forms the statutory Reports and Accounts for 2003. Shareholders will be automatically sent Annual Reviews alone each year unless they elect in writing to receive the statutory Reports and Accounts. Shareholders who wish to receive the statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282. The publication of Annual Reviews results in significant savings in the cost of producing the accounts each year.

WWW.SMITHS-GROUP.COM

Electronic copies of the Annual Review 2003, the Directors' Report and Financial Statements 2003 and the Notice of Annual General Meeting will be posted on the company's website, www.smiths-group.com. The company's announcements to the Stock Exchange and press releases are available on-line through the website. Shareholding details and practical help on share transfers and changes of address can be found at www.shareview.co.uk.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

24 September 2003

DIRECTORS' REMUNERATION REPORT

INTRODUCTION

The directors' remuneration report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations), which apply to the company for the first time this year. A resolution will be put to shareholders at the Annual General Meeting on 11 November 2003 inviting them to approve this report.

The Nominations and Remuneration Committee (the Committee) of the Board currently comprises Mr K Orrell-Jones (Chairman of the Committee) and the following independent non-executive directors: Sir Nigel Broomfield, Sir Colin Chandler, Mr J M Horn-Smith and Mr R W O'Leary. The Chairman is absent when his own remuneration is under consideration. The Chief Executive attends meetings of the Committee by invitation, save that he is absent when his own remuneration is under consideration. The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the executive directors including their annual bonus targets and grants of share options.

The Committee's constitution and practice accord with the relevant provisions of the Combined Code, which is appended to the April 2002 edition of the Listing Rules of the UK Listing Authority (the Code). In reviewing its remuneration policy the Committee has given full consideration to the Code and has complied with the Code's provisions relating to directors' remuneration throughout 2002-2003. A revised version of the Code was published in July 2003 and will apply to the company for the financial year commencing 1 August 2004. The Committee will, during the current financial year, address what steps need to be taken to comply with the provisions of the revised Code relating to directors' remuneration.

The Committee seeks to maintain a competitive remuneration programme that enables the company to attract and retain the highest calibre of executive.

The Committee meets regularly and takes advice from both inside and outside the group on a range of matters, including the scale and composition of the total remuneration package payable to people with similar responsibilities, skills and experience in comparable industrial companies which are UK-based but which, like Smiths, have extensive operations outside the United Kingdom.

During the year the Committee received material assistance and advice from the Chief Executive and from the General Counsel (who is also Secretary to the Committee). In addition the Committee received material assistance and advice from:

- Towers Perrin, remuneration consultants;
- Aon Consulting, actuaries; and
- Freshfields Bruckhaus Deringer, solicitors.

Towers Perrin, which also provided remuneration and pensions advice to the company during the year, was appointed by the Committee. Freshfields Bruckhaus Deringer was appointed by the company but advised only in relation to remuneration matters. Aon Consulting was also appointed by the trustee of a group pension scheme to which it also provided actuarial advice.

The remuneration of directors is set out in tables on pages 7 and 8.

REMUNERATION POLICY

The Committee believes that the individual contributions made by the executive directors are fundamental to the successful performance of the company.

The Committee has adopted a remuneration policy (which will continue to apply during 2003-2004) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice.

Although the Committee has no current plans to change this policy, changes are possible because the company's remuneration policy needs to be sufficiently flexible to take account of changes in the company's business environment and in remuneration practice.

The following graph shows the company's 'total shareholder return' (TSR) performance over the past five years. As required by the Regulations, the company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

FIVE YEAR HISTORICAL TSR PERFORMANCE



£*
Value of hypothetical £100 holding
150
130
110
90
70
50
Jul 98
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03
SMITHS
FTSE 100

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme, the Smiths Industries 1995 Executive Share Option Scheme and the Smiths Industries Senior Executive Deferred Share Scheme. The annual bonus element, participation in the deferred share scheme, which provides for a share match (see below), and participation in the executive share option scheme are linked to performance, and the Committee regards them as key elements in the executive directors' remuneration packages. The value of the matching share element is derived from annual bonus, and other corporate financial, criteria and, while vesting of matching shares is not dependent on satisfaction of a further performance condition, there is a strong

and direct relationship to performance at the time the award is determined. Entitlement to the matching shares is also dependent upon the executive remaining in service for a further period.

SALARY AND BENEFITS IN KIND
Salaries are reviewed annually for each director. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the company, pay policy within the company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES
Executive directors are eligible to participate in an annual bonus scheme which is based upon a combination of corporate financial goals and individual objectives which are geared to the achievement of the group's strategic goals. The majority of the annual bonus opportunity, which is capped, is based upon the corporate financial element.

Under the deferred share scheme (referred to above), executive directors may elect to use their after-tax bonus to acquire the company's shares at the prevailing market price. Provided that a director retains them for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three year period.

The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2003 the full amount of the shares so acquired is available for matching.

PENSIONS
The company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the company pays monthly salary supplements to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the company. Details of the salary supplement payments and other pension provisions are set out in the tables on pages 7 and 8.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

SHARE OPTIONS
The company operates a number of share option schemes for executive directors and other employees.

The Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme), approved at the Annual General Meeting in 1995 and amended in 2001, covers approximately 350 executives. Awards are approved by the Committee. In awarding share options the Committee has regard to guidelines published by or on behalf of institutional shareholders, the individual performance of participants and executive directors' compliance with the company's policy on share ownership (referred to below). It is the Committee's policy that the value of shares over which options are granted to executive directors in any year should not normally exceed twice base salary. Options granted under the 1995 Scheme may only be exercised after three years if a performance requirement, determined by the Committee, has been met. For the last grant of options, on 2 October 2002, and for anticipated future grants the performance requirement is that the growth in the company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% p.a. (for options up to one times base salary) and by 4% p.a. (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the company.

If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four year period at the end of the fourth year and a five year period at the end of the fifth year.

The Save-As-You-Earn Share Option Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price. These options are not subject to a corporate performance condition.

In the year to 31 July 2003, executive directors exercised share options and at 31 July 2003 held unexercised options as described in the table on pages 10 and 11.

There were no changes in the options held by directors between 31 July 2003 and 23 September 2003. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings and options to acquire shares in the company.

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the deferred share scheme (shown alongside the emoluments table) and also defined benefit pension arrangements, was as follows:

	2003 £000	2002 £000
Fees, salaries and benefits	**3,639**	3,360
Performance-related bonuses	**1,545**	943
Gain from exercise of share options	**7**	74
Incremental gain/(loss) from deferred share scheme exercises	**(63)**	(40)
Payments in lieu of pension contribution	**591**	556
	5,719	4,893

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments		Deferred share scheme contributions	Total	
	2003 £000	2002 £000	2003 £000	2003 £000	2003 £000	2003 £000	2002 £000	2003 £000	2003 £000	2002 £000
Chairman										
K Orrell-Jones	**210**	180	**27**			**237**	199		**237**	199
Chief executive										
K O Butler-Wheelhouse	**735**	700	**51**	**528**	**368**	**1,682**	1,444	**214**	**1,896**	1,707
Executive directors										
J Ferrie	**355**	320	**65**	**222**	**142**	**784**	642	**76**	**860**	794
L H N Kinet	**325**	310	**208**	**91**	**81**	**705**	584	**16**	**721**	584
J Langston	**325**	310	**32**	**211**		**568**	447	**66**	**634**	447
D P Lillycrop	**310**	300	**54**	**166**		**530**	453	**64**	**594**	594
E Lindh	**325**	300	**24**	**144**		**493**	392	**36**	**529**	471
A M Thomson	**395**	360	**33**	**183**		**611**	513	**77**	**688**	626
Non-executive directors										
Sir Nigel Broomfield	**30**	30				**30**	30		**30**	30
Sir Colin Chandler	**65**	65				**65**	65		**65**	65
J M Hignett (retired 12/11/02)	**10**	30				**10**	30		**10**	30
J M Horn-Smith	**30**	30				**30**	30		**30**	30
R W O'Leary	**30**	30				**30**	30		**30**	30
	3,145	2,965	**494**	**1,545**	**591**	**5,775**	4,859	**549**	**6,324**	5,607

1. The deferred share scheme amounts represent shares to which certain directors may become entitled and relate to the previous year's bonus. These have been shown separately from 'Total emoluments' in order to comply with the Regulations.

2. Benefits for Dr Ferrie and Mr Kinet include payments related to their relocation to the United Kingdom from the United States.

PENSIONS

	Age at 31 July 2003	Accrued entitlement at 31 July 2002 £000	Directors' contributions during the year £000	Additional pension *earned during* the year (excluding any increase for inflation) £000	Transfer *value of* accrued benefits at 31 July 2003 (A) £000	Transfer value of accrued benefits at 31 July 2002 (B) £000	The amount of (A – B) less contributions made by the director in 2003 £000	Accrued entitlement at 31 July 2003 £000
J Langston	53	108	5	15	1,802	1,248	549	125
D P Lillycrop	47	95	5	9	1,155	784	366	105
E Lindh	58	201	16	13	3,853	3,104	733	218
A M Thomson	56	118	20	32	2,542	1,669	853	152

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% p.a. compound and, in the case of Messrs Langston and Lillycrop, 7% p.a. compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2003	31 July 2002
Sir Nigel Broomfield	**103**	103
K O Butler-Wheelhouse	**156,715**	117,537
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**32,911**	22,438
J M Horn-Smith	**6,682**	6,682
L H N Kinet	**2,152**	0
J Langston	**63,270**	60,270
D P Lillycrop	**67,144**	65,144
E Lindh	**68,887**	38,189
R W O'Leary	**2,642**	2,642
K Orrell-Jones	**3,226**	3,226
A M Thomson	**62,178**	51,526

These interests include beneficial interests of the directors and their families in the company's shares held in PEPs and ISAs and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements entered into following the merger of TI Group plc with the company.

The company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July 2003 and 23 September 2003.

SHARE OWNERSHIP

It is the company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

SERVICE CONTRACTS

The company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Mr Butler-Wheelhouse is employed under a service contract with the company dated 26 September 2001. Mr Butler-Wheelhouse's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the company or 6 months' notice given by Mr Butler-Wheelhouse. The company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(a) the salary Mr Butler-Wheelhouse would have received during the notice period;

(b) an amount equal to 50% of the maximum bonus potential that Mr Butler-Wheelhouse was entitled to receive under the executive bonus scheme for the then current bonus year;

(c) the annual cost to the company of providing all other benefits to which Mr Butler-Wheelhouse is entitled under his contract, which has been pre-agreed as 10% of basic salary; and

(d) one year's payment in lieu of pension contribution.

Mr Langston, Mr Lillycrop, Mr Lindh and Mr Thomson are all employed under service contracts with the company dated 26 September 2001. Each service contract is for an indefinite term ending automatically on the anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the company or six months' notice given by the director concerned. The company may at its discretion elect to terminate the contract by making a payment in lieu of notice on the same terms as those applicable to Mr Butler-Wheelhouse, save that the payment at item (d) is replaced by an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, for Mr Langston and Mr Lillycrop, the company has given its irrevocable consent to early payment of their pension from age 50 and without actuarial reduction from age 55.

Mr Kinet is employed under a service contract with the company dated 24 January 2000. Mr Kinet's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by either the company or Mr Kinet.

Dr Ferrie is employed under a service contract with the company dated 31 January 2000. Dr Ferrie's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the company or six months' notice given by Dr Ferrie.

There are no specific termination provisions in Mr Kinet's or Dr Ferrie's service contracts. In case of early termination, the company may be liable to pay an amount in damages, having regard to salary and other benefits the executive would have received had he served out his notice period and taking into account the executive's duty to mitigate his loss.

EXTERNAL APPOINTMENTS

Subject to the overriding requirements of the company, the Committee is prepared to allow executive directors to accept external appointments where it considers that such appointments will contribute to the director's breadth of knowledge and experience. Directors are permitted to retain fees associated with such appointments.

NON-EXECUTIVE DIRECTORS

Non-executive directors were paid a total of £402,000 (including £375,000 in fees) in the year to 31 July 2003. Their remuneration is determined by the Board in accordance with the Articles of Association. They are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors, including Mr Horn-Smith who is to be proposed for re-election at the Annual General Meeting, serve the company under letters of appointment and do not have contracts of service or contracts for service.

AUDITABLE PART

The directors' remuneration tables and accompanying notes on page 7, the directors' pensions table and accompanying notes on page 8, and the directors' share options table on pages 10 and 11 have been audited.

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2003	Options held on 31 July 2002						Options exercised 2002-2003			
Director	Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Exercise price	Market price at date of grant**	Market price at date of exercise*
K O Butler-Wheelhouse	95 ESOS	68,043	68,043	A	823.00p	25/10/96	25/10/99	25/10/06				
		83,540	83,540	A	934.00p	17/10/97	17/10/00	17/10/07				
		122,718	122,718	A	765.00p	21/10/98	21/10/01	21/10/08				
		16,806	16,806	A	858.50p	01/10/99	01/10/02	01/10/09				
		53,230	53,230	A	807.00p	01/12/00	01/12/03	01/12/10				
		47,800	47,800	A	790.00p	19/04/01	19/04/04	19/04/11				
		86,849	86,849	B	806.00p	09/04/02	09/04/05	09/04/12				
		86,848	86,848	C	806.00p	09/04/02	09/04/05	09/04/12				
		112,500	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		112,500	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	0	2,578		669.00p	14/05/98	01/07/03		09/07/03	669.00p	See note**	734.00p
		2,964	0		554.00p	08/05/03	01/08/08	01/02/09				
	DSS	0	11,841		0.10p	03/11/99	03/11/02		04/12/02	0.10p	865.00p	716.00p
		17,964	17,964		0.10p	04/12/00	04/12/03	04/11/07				
		38,758	38,758		0.10p	22/11/01	22/11/04	22/10/08				
		29,507	0		0.10p	24/10/02	24/10/05	24/09/09				
J Ferrie	95 ESOS	55,424	55,424	A	765.00p	11/04/00	11/04/03	11/04/10				
		31,895	31,895	A	807.00p	01/12/00	01/12/03	01/12/10				
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		39,702	39,702	B	806.00p	09/04/02	09/04/05	09/04/12				
		39,702	39,702	C	806.00p	09/04/02	09/04/05	09/04/12				
		54,250	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		54,250	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07				
	DSS	22,438	22,438		0.10p	22/11/01	22/11/04	22/10/08				
		10,473	0		0.10p	24/10/02	24/10/05	24/09/09				
L H N Kinet	95 ESOS	59,733	59,733	A	750.00p	31/03/00	31/03/03	31/03/10				
		33,308	33,308	A	807.00p	01/12/00	01/12/03	01/12/10				
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12				
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12				
		49,750	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		49,750	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05				
	DSS	2,152	0		0.10p	24/10/02	24/10/05	24/09/09				
J Langston	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12				
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12				
		49,750	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		49,750	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05				
	DSS	9,147	0		0.10p	24/10/02	24/10/05	24/09/09				
	TI 90 ESOS	14,264	14,264		1,097.82p	02/04/97	02/04/00	02/04/07				
		18,691	18,691		1,219.80p	08/09/97	08/09/00	08/09/07				
		14,756	14,756		1,026.67p	13/03/98	13/03/01	13/03/08				
		4,918	4,918		849.79p	06/08/98	06/08/01	06/08/08				
		51,401	51,401		943.31p	11/03/99	11/03/02	11/03/09				
	TI 99 ESOS	61,485	61,485		907.23p	24/05/99	24/05/02	24/05/09				
		98,376	98,376		661.23p	06/03/00	06/03/03	06/03/10				
		98,376	98,376		626.16p	31/03/00	31/03/03	31/03/10				
D P Lillycrop	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12				
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12				
		47,500	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		47,500	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	1,539	1,539		645.00p	09/05/02	01/08/07	01/02/08				
		1,185	0		554.00p	08/05/03	01/08/08	01/02/09				
	DSS	20,697	20,697		0.10p	22/11/01	22/11/04	22/10/08				
		8,876	0		0.10p	24/10/02	24/10/05	24/09/09				
	TI 90 ESOS	2,459	2,459		846.74p	19/04/94	19/04/97	19/04/04				
		2,459	2,459		1,058.18p	15/04/96	15/04/99	15/04/06				
		11,067	11,067		1,121.20p	09/09/96	09/09/99	09/09/06				
		15,248	15,248		1,097.82p	02/04/97	02/04/00	02/04/07				
		19,675	19,675		1,219.80p	08/09/97	08/09/00	08/09/07				
		23,364	23,364		1,026.67p	13/03/98	13/03/01	13/03/08				
		17,953	17,953		849.79p	06/08/98	06/08/01	06/08/08				
		36,153	36,153		943.31p	11/03/99	11/03/02	11/03/09				
	TI 99 ESOS	61,731	61,731		907.23p	24/05/99	24/05/02	24/05/09				
		106,246	106,246		661.23p	06/03/00	06/03/03	06/03/10				
		106,246	106,246		626.16p	31/03/00	31/03/03	31/03/10				
	TI SAYE	0	778		886.39p	28/08/97	01/10/02	01/04/03				

Director	Scheme	Options held on 31 July 2003 Number	Options held on 31 July 2002 Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Options exercised 2002-2003 Exercise date	Exercise price	Market price at date of grant**	Market price at date of exercise*
E Lindh	84 ESOS	8,851	8,851		451.00p	21/10/94	21/10/97	21/10/04				
	95 ESOS	4,905	4,905	A	632.00p	20/12/95	20/12/98	20/12/05				
		18,814	18,814	A	823.00p	25/10/96	25/10/99	25/10/06				
		19,311	19,311	A	934.00p	17/10/97	17/10/00	17/10/07				
		35,015	35,015	A	765.00p	21/10/98	21/10/01	21/10/08				
		32,001	32,001	A	858.50p	01/10/99	01/10/02	01/10/09				
		36,631	36,631	A	750.00p	31/03/00	31/03/03	31/03/10				
		40,903	40,903	A	807.00p	01/12/00	01/12/03	01/12/10				
		29,400	29,400	A	790.00p	19/04/01	19/04/04	19/04/11				
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12				
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12				
		49,750	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		49,750	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	0	3,409		572.00p	17/05/96	01/07/03		03/07/03	572.00p	See note**	720.50p
		1,593	1,593		608.00p	10/05/01	01/08/04	01/02/05				
	DSS	0	3,319		0.10p	29/10/96	29/10/99		27/01/03	0.10p	818.00p	642.50p
		0	4,310		0.10p	28/10/97	28/10/00		27/01/03	0.10p	840.00p	642.50p
		0	8,000		0.10p	17/11/98	17/11/01		27/01/03	0.10p	818.00p	642.50p
		0	6,740		0.10p	03/11/99	03/11/02		27/01/03	0.10p	865.00p	642.50p
		10,128	10,128		0.10p	04/12/00	04/12/03	04/11/07				
		11,610	11,610		0.10p	22/11/01	22/11/04	22/10/08				
		4,920	0		0.10p	24/10/02	24/10/05	24/09/09				
A M Thomson	84 ESOS	62,500	62,500		480.00p	18/04/95	18/04/98	18/04/05				
	95 ESOS	20,569	20,569	A	632.00p	20/12/95	20/12/98	20/12/05				
		22,989	22,989	A	823.00p	25/10/96	25/10/99	25/10/06				
		21,590	21,590	A	934.00p	17/10/97	17/10/00	17/10/07				
		31,982	31,982	A	765.00p	21/10/98	21/10/01	21/10/08				
		24,790	24,790	A	858.50p	01/10/99	01/10/02	01/10/09				
		31,598	31,598	A	807.00p	01/12/00	01/12/03	01/12/10				
		26,250	26,250	A	790.00p	19/04/01	19/04/04	19/04/11				
		44,665	44,665	B	806.00p	09/04/02	09/04/05	09/04/12				
		44,665	44,665	C	806.00p	09/04/02	09/04/05	09/04/12				
		60,500	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		60,500	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07				
	DSS	4,849	4,849		0.10p	20/10/97	20/10/00	20/09/04				
		7,272	7,272		0.10p	17/11/98	17/11/01	17/10/05				
		6,190	6,190		0.10p	03/11/99	03/11/02	03/10/06				
		9,555	9,555		0.10p	04/12/00	04/12/03	04/11/07				
		16,584	16,584		0.10p	22/11/01	22/11/04	22/10/08				
		10,652	0		0.10p	24/10/02	24/10/05	24/09/09				

Key

84 ESOS The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS The Smiths Industries 1995 Executive Share Option Scheme
SAYE The Smiths Industries 1982 SAYE Share Option Scheme
DSS The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS The TI Group 1999 Executive Share Option Scheme
TI SAYE The TI Group 1994 Savings-Related Share Option Scheme

Performance tests

A Total Shareholder Return of the company versus the Total Return of FTSE General Industrials Index
B EPS growth versus UK RPI + 3% p.a.
C EPS growth versus UK RPI + 4% p.a.

* The vesting dates shown above in respect of options granted under the Smiths Industries 1995 Executive Share Option Scheme are subject to the relevant performance test being passed.

** Market price of a Smiths share at date of grant (if different from exercise price). The exercise price of options under the Smiths Industries 1982 SAYE Share Option Scheme is set at 20% less than the mid-market closing price of a Smiths share on the business day preceding the date of grant.

Mid-market closing quotation from the London Stock Exchange Daily Official List.

NOTES

The high and low market closing prices of the ordinary shares during the period 1 August 2002 to 31 July 2003 were 553p and 765p respectively.

The mid-market price on 31 July 2002 was 775p and on 31 July 2003 was 732p.

Of the 3.485m shares under options granted to directors under the executive and savings-related share option schemes operated by the company, 2.115m shares were granted at exercise prices above the market price of a Smiths share on 23 September 2003 (703p) and 1.370m shares were at exercise prices below the market price on that date.

None of the options listed above was subject to any payment on grant.

An option granted to Mr D P Lillycrop under the TI Group Savings-Related Share Option Scheme lapsed on 1 April 2003; no other options held by any director lapsed during the period 1 August 2002 to 31 July 2003.

No options have been granted or exercised or have lapsed during the period 31 July to 23 September 2003.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the company's earnings per share exceeding the UK RPI plus a fixed percentage. There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

Deferred Share Scheme options were granted on 24 October 2002 at an Exercise Price of 0.1p per share and match shares purchased in the market by the grantee on that day. At 31 July 2003 the trustee of the Deferred Share Scheme held 531,061 shares for the benefit of senior executives (including the directors as disclosed above). The market value of these shares at that date was £3.887m and dividends of approximately £123,626 were waived in the year in respect of the shares.

Special provisions permit early exercise of options in the event of retirement; redundancy; death etc.

No other director held any options over the company's shares during the period 1 August 2002 to 31 July 2003.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the group at the end of the year, and of the profit or loss of the group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to assume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SMITHS GROUP PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheet, the cash-flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Statutory Reports and Accounts, comprising the Annual Review 2003 and the Directors' Report and Financial Statements 2003, in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Statutory Reports and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Annual Review 2003, the directors' report, the *unaudited part of the directors' remuneration* report, the statement of directors' responsibilities and the five year review.

We review whether the corporate governance statement in the directors' report reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 July 2003 and of the result and cash-flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

24 September 2003

NOTES

(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) *Legislation in the United Kingdom governing the* preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Year ended 31 July 2003 Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Year ended 31 July 2002 (restated) Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation and impairment £m	Exceptional items £m	Total £m
Continuing operations		2,505.6				2,505.6	2,588.4				2,588.4
Acquisitions		123.6				123.6					
Discontinued businesses			426.9			426.9		635.1			635.1
Turnover	1 & 2	2,629.2	426.9			3,056.1	2,588.4	635.1			3,223.5
Continuing operations		346.4		(24.6)		321.8	364.1		(38.8)	(43.7)	281.6
Acquisitions		25.5		(7.8)		17.7					
Discontinued businesses			51.9	(11.7)		40.2		64.0	(11.9)		52.1
Operating profit	4	371.9	51.9	(44.1)		379.7	364.1	64.0	(50.7)	(43.7)	333.7
Exceptional items											
– profit/(loss) on disposal of businesses	5				14.5	14.5				(24.3)	(24.3)
– write-down of goodwill on anticipated future disposal	5				(137.0)	(137.0)					
Profit before interest and tax		371.9	51.9	(44.1)	(122.5)	257.2	364.1	64.0	(50.7)	(68.0)	309.4
Net interest payable	6	(20.3)	(17.3)			(37.6)	(25.7)	(31.8)			(57.5)
Other finance (costs)/income – retirement benefits	6	(2.2)				(2.2)	25.5				25.5
Profit/(loss) before taxation		349.4	34.6	(44.1)	(122.5)	217.4	363.9	32.2	(50.7)	(68.0)	277.4
Taxation	8	(94.3)	(9.4)	3.9	(5.3)	(105.1)	(101.9)	(9.0)	3.8	16.1	(91.0)
Profit/(loss) after taxation		255.1	25.2	(40.2)	(127.8)	112.3	262.0	23.2	(46.9)	(51.9)	186.4
Minority interests		(0.5)	(0.3)			(0.8)	(1.1)	(0.2)			(1.3)
Profit/(loss) for the period		254.6	24.9	(40.2)	(127.8)	111.5	260.9	23.0	(46.9)	(51.9)	185.1
Dividends	9	(145.4)				(145.4)	(142.2)				(142.2)
Retained profit/(loss)		109.2	24.9	(40.2)	(127.8)	(33.9)	118.7	23.0	(46.9)	(51.9)	42.9
Earnings/(loss) per share	10										
Basic		45.6p	4.5p	(7.2p)	(22.9p)	20.0p	46.9p	4.1p	(8.4p)	(9.3p)	33.3p
Diluted		45.5p	4.5p	(7.2p)	(22.9p)	19.9p	46.8p	4.1p	(8.4p)	(9.3p)	33.2p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m
Profit for the financial year attributable to shareholders	111.5	185.1
Exchange adjustments	14.7	(56.4)
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	5.3	(1.2)
Deferred – United States	3.7	4.5
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	(258.6)	(427.0)
Deferred tax credit related thereto	73.4	131.7
	(50.0)	(163.3)
Prior year adjustment re FRS17 – Retirement Benefits – cumulative to 31 July 2002	(157.6)	
	(207.6)	

Comparative figures for 2002 have been restated following the adoption of FRS17 – Retirement Benefits.

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

Notes on pages 16 to 39 form part of these accounts.

BALANCE SHEETS

	Note	Consolidated 31 July 2003 £m	Consolidated 31 July 2002 (restated) £m	Company 31 July 2003 £m	Company 31 July 2002 (restated) £m
Fixed assets					
Intangible assets	13	**830.2**	638.3		
Tangible assets	14	**557.6**	563.9	**64.0**	42.2
Investments and advances – TI Automotive Limited preference shares	16	**325.0**	325.0		325.0
– other	16	**8.2**	11.6	**2,104.1**	1,150.5
		1,721.0	1,538.8	**2,168.1**	1,517.7
Current assets					
Stocks	17	**489.5**	474.5	**62.3**	42.7
Debtors – amounts falling due within one year	18	**662.6**	597.7	**113.1**	81.4
– amounts falling due after more than one year	18	**10.8**	15.4	**2.5**	
Cash at bank and on deposit	21	**82.0**	109.5	**89.9**	125.2
		1,244.9	1,197.1	**267.8**	249.3
Creditors: amounts falling due within one year	20	**(912.7)**	(912.0)	**(580.1)**	(636.0)
Net current assets/(liabilities)		**332.2**	285.1	**(312.3)**	(386.7)
Total assets less current liabilities		**2,053.2**	1,823.9	**1,855.8**	1,131.0
Creditors: amounts falling due after more than one year	20	**(754.4)**	(728.9)	**(558.4)**	(520.7)
Provisions for liabilities and charges	24	**(116.0)**	(113.8)	**(20.8)**	(21.1)
Net assets excluding pension assets/liabilities		**1,182.8**	981.2	**1,276.6**	589.2
Pension assets	11	**25.3**	84.7		
Retirement benefit liabilities	11	**(333.7)**	(213.4)	**(38.7)**	(28.9)
Net assets including pension assets/liabilities		**874.4**	852.5	**1,237.9**	560.3
Capital and reserves					
Called up share capital	27	**139.8**	139.6	**139.8**	139.6
Share premium account	28	**170.0**	163.7	**170.0**	163.7
Revaluation reserve	28	**2.6**	2.6	**0.5**	0.5
Merger reserve	28	**234.8**	234.8	**180.5**	180.5
Profit and loss account	28	**315.4**	299.9	**747.1**	76.0
Shareholders' equity	29	**862.6**	840.6	**1,237.9**	560.3
Minority equity interests		**11.8**	11.9		
Capital employed		**874.4**	852.5	**1,237.9**	560.3

Comparative figures for 2002 have been restated on the adoption of FRS17 – Retirement Benefits.

The accounts on pages 13 to 39 were approved by the Board of Directors on 24 September 2003 and were signed on its behalf by:

KEITH ORRELL-JONES
CHAIRMAN

ALAN M THOMSON
FINANCIAL DIRECTOR

CASH-FLOW STATEMENT

	Note	Year ended 31 July 2003 £m	Year ended 31 July 2002 (restated) £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		**379.7**	333.7
Exceptional items			43.7
Operating profit before exceptional items		**379.7**	377.4
Goodwill amortisation and impairment		**44.1**	50.7
Depreciation		**88.9**	91.5
Retirement benefits		**(4.6)**	29.0
Decrease/(increase) in stocks		**(1.6)**	18.7
Decrease/(increase) in debtors		**(55.8)**	48.5
(Decrease)/increase in creditors		**15.8**	(32.8)
Net cash inflow from normal operating activities		**466.5**	583.0
Exceptional restructuring expenditure		**(22.8)**	(59.2)
Net cash inflow from operating activities		**443.7**	523.8
Cash-flow statement			
Net cash inflow from operating activities		**443.7**	523.8
Returns on investments and servicing of finance	22c	**(26.1)**	(56.5)
Tax paid		**(60.8)**	(52.8)
Capital expenditure	14	**(86.3)**	(100.0)
		270.5	314.5
Acquisitions and disposals	25 & 26	**(92.0)**	180.9
Equity dividends paid		**(142.5)**	(139.1)
Management of liquid resources	21	**2.3**	0.1
Financing	21	**(68.7)**	(124.3)
(Decrease)/increase in cash		**(30.4)**	232.1
Reconciliation to net debt			
Net debt at 1 August		**(725.2)**	(1,119.8)
(Decrease)/increase in cash		**(30.4)**	232.1
Reduction in short-term deposits	21	**(2.3)**	(0.1)
Decrease in other borrowings	21	**73.4**	139.8
Loan note repayments	21	**1.2**	2.0
Term debt acquired with acquisitions		**(13.1)**	
Exchange variation		**(18.7)**	20.8
Net debt at 31 July	21	**(715.1)**	(725.2)

The cash-flow statement for 2002 has been restated following the adoption of FRS17 – Retirement Benefits.

Notes on pages 16 to 39 form part of these accounts.

ACCOUNTING POLICIES

ACCOUNTING CONVENTION
The accounts have been prepared in accordance with the Companies Act 1985, as amended and with all applicable financial reporting and accounting standards under the historical cost convention modified to include the revaluation of certain properties. FRS17 – Retirement Benefits has been adopted during the year to 31 July 2003.

BASIS OF CONSOLIDATION
The consolidated financial statements include those of the parent company and its subsidiary undertakings.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Up to 1 August 1998, goodwill arising on consolidation was set against reserves in the year of acquisition. Goodwill impairment on prospective disposals is recognised through the profit and loss account.

Goodwill arising from acquisitions after 1 August 1998 is capitalised at cost, and amortised on a straight-line basis over an estimated useful economic life of up to 20 years.

TURNOVER
Turnover represents the invoiced amount of goods sold and services provided during the year, after the deduction of trade discounts and sales related taxes, and the value of work undertaken during the year on long-term contracts.

RESEARCH AND DEVELOPMENT
Expenditure, other than that recoverable from third parties, is written off in the year in which it is incurred.

FIXED ASSETS
Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%, Short leasehold property – over the period of the lease, Plant, machinery, etc. – 10% to 20%, Motor vehicles – 25%, Tools and other equipment – 10% to 33%.

Fixed assets held under finance leases are capitalised and depreciated in accordance with the company's depreciation policy. The capital element of future lease payments is included in creditors.

Payments made under operating leases are charged to the profit and loss account as incurred over the term of the lease.

FREEHOLD PROPERTIES
These financial statements include certain properties at 1974 valuation, less depreciation on the enhanced values calculated in accordance with the policy set out above. The directors have decided to invoke the transitional provisions of FRS15 – Tangible Fixed Assets, and do not intend to revalue these properties every year.

LEASED PROPERTIES
Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

STOCKS
Stocks and work in progress are valued at cost, including related production overheads, reduced to estimated net realisable value where appropriate. Profit is taken on long-term contracts by reference to the work completed. Provision for losses is made as soon as they are recognised.

FINANCIAL INSTRUMENTS
Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Discounts, premia and related costs of issue are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

The company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates and foreign exchange rates.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument.

Foreign currency assets and liabilities covered by forward contracts are translated at the contract rates of exchange. Other assets and liabilities in foreign currencies are translated at closing rates.

FOREIGN CURRENCIES
The profit and loss accounts of overseas subsidiaries are translated into sterling at average rates of exchange for the year.

Exchange adjustments arising from the retranslation of opening net assets in overseas subsidiaries and their results for the year at closing rates, and the translation of foreign currency borrowings to match overseas investments, are taken to the statement of total recognised gains and losses. All other exchange gains and losses are taken to the profit and loss account.

TAXATION
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as disclosed in the financial statements, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

POST-RETIREMENT BENEFITS
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at year-end AA corporate bond interest rates.

Amounts charged in respect of defined contribution schemes are the contributions payable in the year.

NOTES TO THE ACCOUNTS

1 ANALYSES OF TURNOVER, PROFIT AND ASSETS (ORDINARY ACTIVITIES)

	Turnover		Profit		Assets	
	2003 £m	2002 £m	2003 £m	(restated) 2002 £m	2003 £m	(restated) 2002 £m
Market						
Aerospace	**998.2**	1,078.8	**105.5**	139.3	**589.5**	564.7
Detection	**273.3**	119.4	**70.6**	28.8	**311.7**	44.6
Medical	**486.1**	479.9	**87.9**	93.2	**386.4**	361.3
Specialty Engineering:	**871.6**	910.3	**107.9**	102.8	**453.5**	536.6
John Crane	**445.1**	451.5	**58.1**	53.2	**171.0**	255.0
Industrial	**298.8**	321.3	**44.5**	48.4	**233.7**	235.1
Marine/Tubular Systems	**127.7**	137.5	**5.3**	1.2	**48.8**	46.5
	2,629.2	2,588.4	**371.9**	364.1	**1,741.1**	1,507.2
Discontinued businesses	**426.9**	635.1	**51.9**	64.0	**145.0**	187.3
	3,056.1	3,223.5	**423.8**	428.1	**1,886.1**	1,694.5
Goodwill amortisation			**(44.1)**	(50.7)		
Exceptional items			**(122.5)**	(68.0)		
Net interest/net borrowings			**(37.6)**	(57.5)	**(715.1)**	(725.2)
Retirement benefits – net finance (costs)/income			**(2.2)**	25.5		
– net liabilities					**(308.4)**	(128.7)
Profit before tax/net assets			**217.4**	277.4	**862.6**	840.6
Geographical origin						
United Kingdom	**762.3**	760.7	**52.6**	66.5	**527.9**	500.6
North America	**1,513.3**	1,623.6	**241.4**	252.1	**847.8**	902.6
Europe	**399.6**	278.0	**58.0**	25.3	**322.9**	60.8
Other overseas	**165.1**	137.2	**19.9**	20.2	**42.5**	43.2
Inter-company	**(211.1)**	(211.1)				
	2,629.2	2,588.4	**371.9**	364.1	**1,741.1**	1,507.2

The segmental analysis has been redefined to show the market breakdown in accordance with the company's new divisional structure. Exceptionally for this year only, the components of the Specialty Engineering Division have been separately identified to facilitate comparison with the divisional structure previously adopted. The segmental analysis has also been redefined to show North America as a separate segment due to acquisition and restructuring activities resulting in the company having more closely-linked operations in the United States, Canada and Mexico.

The analyses of 2002 profits and assets employed have been restated following the adoption of FRS17 – Retirement Benefits.

Operating profit from continuing activities after exceptional items amounted to £339.5m (2002 £281.6m) after charging goodwill amortisation of £32.4m (2002 £38.8m) and exceptional items of £nil (2002 £43.7m).

The contribution from discontinued businesses (predominantly Polymer Sealing Solutions) comprised turnover of £426.9m (2002 £635.1m) and operating profit of £40.2m (2002 £52.1m) after charging goodwill amortisation of £11.7m (2002 £11.9m).

1 ANALYSES OF TURNOVER, PROFIT AND ASSETS (ORDINARY ACTIVITIES) CONTINUED

The above segmental analyses include the following contributions from acquisitions made during the year:

	Turnover £m	Profit £m
Market		
Detection	123.2	25.5
Specialty Engineering	0.4	
	123.6	25.5
Geographical origin		
United Kingdom	2.2	
North America	25.9	1.6
Europe	77.2	22.6
Other overseas	18.3	1.3
	123.6	25.5

Goodwill amortisation of £44.1m comprised:

	Continuing activities £m	Acquisitions £m	Discontinued businesses £m	2003 Total £m	2002 Total £m
Aerospace	13.2			13.2	13.0
Detection	1.6	7.8		9.4	2.0
Medical	3.9			3.9	3.8
Specialty Engineering	5.9		11.7	17.6	31.9
	24.6	7.8	11.7	44.1	50.7

The Specialty Engineering 2002 goodwill amortisation charge of £31.9m included £12m relating to an impairment write-down in respect of Radio Waves, Inc., acquired in December 2000.

2 ANALYSIS OF TURNOVER BY DESTINATION (ORDINARY ACTIVITIES)

	2003 £m	2002 £m
United Kingdom	319.5	377.1
North America	1,497.0	1,505.4
Europe	477.3	405.4
Japan	95.0	91.4
Other overseas	240.4	209.1
	2,629.2	2,588.4
Discontinued businesses	426.9	635.1
	3,056.1	3,223.5

3 ANALYSIS OF COSTS

	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	2003 Total £m	2002 Total (restated) £m
Cost of sales					
Continuing operations	1,497.9			**1,497.9**	1,583.3
Acquisitions	70.5			**70.5**	
	1,568.4			**1,568.4**	1,583.3
Discontinued businesses		247.1		**247.1**	388.9
	1,568.4	247.1		**1,815.5**	1,972.2
Sales and distribution costs					
Continuing operations	275.6			**275.6**	291.8
Acquisitions	10.5			**10.5**	
	286.1			**286.1**	291.8
Discontinued businesses		51.1		**51.1**	66.3
	286.1	51.1		**337.2**	358.1
Administrative expenses					
Continuing operations	385.7		24.6	**410.3**	388.0
Acquisitions	17.1		7.8	**24.9**	
	402.8		32.4	**435.2**	388.0
Discontinued businesses		76.8	11.7	**88.5**	127.8
	402.8	76.8	44.1	**523.7**	515.8

Cost of sales and other costs for 2002 have been restated to reflect additional pensions charges arising from the adoption of FRS17 – Retirement Benefits.

4 OPERATING PROFIT IS AFTER CHARGING

	2003 £m	2002 £m
Goodwill amortisation and impairment	**44.1**	50.7
Depreciation of fixed assets	**88.9**	91.5
Research and development expenditure	**129.7**	116.5
Operating leases – land and buildings	**21.6**	30.1
– other	**8.6**	14.5
Amounts paid to PricewaterhouseCoopers:		
Audit fees – parent	**0.1**	0.1
– other	**3.8**	3.7
Other assurance services – due diligence		0.3
– vendor assistance	**0.7**	
– other	**0.1**	0.2
Taxation – compliance services	**0.2**	0.1
– advisory services	**0.2**	0.4
Other fees		0.3

In addition to the above fees, £0.4m (2002 £0.1m) was capitalised within goodwill.

5 EXCEPTIONAL ITEMS

a) Operating

In 2002 the company incurred £43.7m of exceptional costs charged against operating profit arising from the ongoing restructuring of its operations – mainly in relation to Aerospace. No such charges were incurred in 2003.

b) Profit/(loss) on disposal of businesses

	Air Movement £m	Other disposals £m	2003 Total disposals £m	2002 £m
Surplus of consideration over net assets, fees and expenses	74.0	15.0	**89.0**	124.9
Goodwill set against reserves	(66.8)	(7.7)	**(74.5)**	(149.2)
	7.2	7.3	**14.5**	(24.3)

Details of the disposals are set out in note 26.

c) Write-down of goodwill on anticipated future disposals

In connection with the anticipated disposal of the Polymer business, the company has written off £137m of goodwill previously set against reserves.

6 NET INTEREST PAYABLE

	2003 £m	2002 £m
Interest receivable	**3.3**	5.8
Other financing gains	**7.5**	4.0
Interest payable:		
Bank loans and overdrafts repayable within five years	**(14.1)**	(31.8)
Other loans repayable within five years	**(12.7)**	(17.2)
Other loans repayable in more than five years	**(21.5)**	(18.2)
Finance leases	**(0.1)**	(0.1)
	(37.6)	(57.5)
Other finance (costs)/income: retirement benefits		
Expected return on pension scheme assets	**152.7**	176.2
Interest on retirement benefit liabilities	**(154.9)**	(150.7)
	(2.2)	25.5

Interest is allocated to discontinued businesses on the basis of net proceeds receivable.

7 PROFIT ATTRIBUTABLE TO THE PARENT COMPANY

Profits for the financial year of £854.2m (2002 £155.7m) were recorded in the accounts of Smiths Group plc. The directors have taken advantage of the exemption afforded by Section 230 of the Companies Act 1985 not to present a separate profit and loss account for the parent company.

8 TAXATION

	2003 £m	2002 (restated) £m
Taxation on the profit for the year		
UK corporation tax at 30% (2002 30%)	**27.8**	62.8
Double taxation relief	**(13.8)**	(7.7)
	14.0	55.1
Overseas taxation	**76.4**	61.0
	90.4	116.1
Tax relief on exceptional items – restructuring charges (note 5)		(16.1)
Current taxation	**90.4**	100.0
Deferred taxation		
On ordinary and discontinued activities	**9.4**	(9.0)
On exceptional items	**5.3**	
	14.7	(9.0)
Tax charge for the year	**105.1**	91.0

The deferred tax charge for the year arises from the origination and reversal of timing differences.

	2003 £m	2002 (restated) £m
Tax reconciliation		
Profit before taxation	**217.4**	277.4
Effective taxation at 30%	**65.2**	83.2
Effect of higher overseas rates of tax	**9.9**	9.8
Effect of reversal of timing differences	**(14.7)**	9.0
Global tax incentives	**(11.8)**	(5.8)
Tax relief on employee share schemes	**(0.3)**	(0.6)
Tax effect of exceptional charges	**42.1**	4.4
Current tax charge for the year	**90.4**	100.0

9 DIVIDENDS

	2003 £m	2002 £m
Ordinary interim paid 8.75p per share (2002 8.75p)	**48.9**	48.6
Ordinary final proposed 17.25p per share (2002 16.75p)	**96.5**	93.6
	145.4	142.2

10 EARNINGS PER SHARE

	2003	2002
Separate figures are given for earnings per share related to the weighted average number of shares in issue:		
Basic	**558,610,819**	556,496,716
Effect of dilutive share options	**838,286**	1,267,591
Diluted	**559,449,105**	557,764,307

11 POST-RETIREMENT BENEFITS

Smiths operates a number of pension schemes throughout the world. The principal schemes are in the United Kingdom and in the United States and are of the defined benefit type, with assets held in separate trustee-administered funds. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The group accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with FRS17 – Retirement Benefits.

The most recent actuarial valuations of the two principal UK schemes were performed using the Projected Unit Method as at 31 March 2003 and 5 April 2003. The most recent valuations of the principal US pension and post-retirement healthcare plans were performed at 1 August 2002. These valuations have been updated by independent qualified actuaries for the purposes of FRS17 in order to assess the liabilities of the schemes as at 31 July 2003. Scheme assets are stated at their market values at 31 July 2003.

Contributions to these schemes are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' working lives.

The pension costs of other schemes operated by the group were assessed in accordance with local practice. The group provides a defined contributions (401K) plan for its US employees.

The disclosures relate to all defined benefit retirement plans in the United Kingdom and the United States. Defined benefit plans in other territories, most of which are unfunded, have net pension liabilities of £27.4m (2002 £18.3m). No additional disclosure is given in respect of these plans on grounds of their immateriality. The principal assumptions used in updating the valuations are set out below.

	2003		2002		2001	
	UK	US	UK	US	UK	US
Rate of increase in salaries	**4.2%**	**4.0%**	3.9%	4.2%	4.0%	4.5%
Rate of increase in pensions	**2.8%**	**n/a**	2.5%	n/a	2.5%	n/a
Discount rate	**5.5%**	**6.5%**	6.0%	7.0%	6.0%	7.25%
Inflation rate	**2.7%**	**3.0%**	2.4%	3.3%	2.5%	3.5%
Healthcare cost increases	**5.0%**	*	5.0%	**	4.5%	***

*10% p.a. reducing 1% p.a. to 5% p.a. in 2009.
**10% p.a. reducing 1% p.a. to 5% p.a. in 2008.
***10% p.a. reducing 1% p.a. to 5% p.a. in 2007.

The assets in the schemes and the expected rates of return as at 31 July were:

	2003				2002				2001			
	UK schemes		US schemes		UK schemes		US schemes		UK schemes		US schemes	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	**8.25%**	**1,026.0**	**9.0%**	**183.9**	8.25%	827.9	9.0%	158.1	8.0%	1,012.0	9.0%	160.0
Government bonds	**4.8%**	**622.2**	**5.5%**	**46.7**	4.9%	810.2	5.5%	38.7	5.2%	738.0	5.5%	150.0
Corporate bonds	**5.5%**	**340.6**	**6.5%**	**55.5**	6.0%	251.1	7.0%	54.6	6.0%	371.0	7.3%	23.0
Property	**7.25%**	**115.9**	**n/a**	**n/a**	7.25%	115.8	n/a	n/a	7.0%	118.0	n/a	n/a
Other	**3.5%**	**69.1**	**3.0%**	**8.1**	4.9%	78.2	3.5%	10.1	5.0%	81.0	3.5%	6.0
Total market value		**2,173.8**		**294.2**		2,083.2		261.5		2,320.0		339.0
Present value of funded pension scheme liabilities		**(2,392.7)**		**(383.5)**		(2,075.4)		(354.9)		(1,990.0)		(350.0)
Surplus/(deficit)		**(218.9)**		**(89.3)**		7.8		(93.4)		330.0		(11.0)
Unfunded pension plans		**(26.8)**		**(4.7)**		(19.7)		(4.5)		(17.0)		(5.0)
Post-retirement healthcare		**(20.4)**		**(93.1)**		(15.5)		(78.7)		(15.0)		(70.0)
		(266.1)		**(187.1)**		(27.4)		(176.6)		298.0		(86.0)
Related deferred tax asset/(liability)		**73.7**		**71.1**		8.2		67.1		(89.0)		33.0
Net pension asset/(liability)		**(192.4)**		**(116.0)**		(19.2)		(109.5)		209.0		(53.0)

At 31 July 2003, the net UK pension liability of £192.4m represented, net of related deferred tax, individual plan surpluses of £25.3m (2002 £84.7m) and deficits of £178.5m (2002 £79.3m) in funded pension plans and unfunded pension/post-retirement healthcare balances of £39.2m (2002 £24.6m). All US plans were in deficit at 31 July 2002 and 31 July 2003.

11 POST-RETIREMENT BENEFITS CONTINUED

The effect of retirement benefits calculated in accordance with FRS17 is included in the financial statements as follows:

Profit and Loss Account

	2003			2002		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Amounts charged to operating profit						
Current service cost	**31.3**	**12.7**	**2.1**	34.2	12.4	2.1
Past service cost	**1.3**		**0.2**		0.8	0.1
Total operating charge	**32.6**	**12.7**	**2.3**	34.2	13.2	2.2
Exceptional items						
Curtailment gains	**(1.5)**					
Amounts charged/(credited) to other finance costs/(income)						
Expected return on pension scheme assets	**(132.7)**	**(20.0)**		(152.3)	(23.9)	
Interest on pension scheme liabilities	**122.6**	**24.5**	**7.8**	118.0	25.2	7.5
Net return	**(10.1)**	**4.5**	**7.8**	(34.3)	1.3	7.5
Total charged to profit and loss account	**21.0**	**17.2**	**10.1**	(0.1)	14.5	9.7
Amounts recognised in Statement of Total Recognised Gains and Losses (STRGL)						
Actual return less expected return on pension scheme assets – £m	**3.6**	**8.4**		(307.1)	(61.6)	
As % of scheme assets	***0%***	***3%***		*(15)%*	*(22)%*	
Experience gains/(losses) arising on the scheme liabilities – £m	**29.6**	**3.9**	**(6.8)**	54.6	1.6	(9.1)
As % of present value of scheme liabilities	***1%***	***1%***	***(5)%***	*3%*	*0%*	*(8)%*
Changes in assumptions underlying the present value of the scheme liabilities	**(256.0)**	**(22.8)**	**(18.5)**	(82.3)	(16.3)	(6.8)
Actuarial gains/(losses) recognised in the STRGL – £m	**(222.8)**	**(10.5)**	**(25.3)**	(334.8)	(76.3)	(15.9)
As % of present value of scheme liabilities	**(9)%**	**(3)%**	**(17)%**	(16)%	(22)%	(13)%

Movement in surplus/(deficit) during the year

	2003			2002		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Surplus/(deficit) at beginning of year	**7.8**	**(93.4)**	**(118.4)**	329.3	(10.7)	(106.1)
Current service cost	**(31.3)**	**(12.7)**	**(2.1)**	(34.2)	(12.4)	(2.1)
Employer contributions	**17.1**	**29.0**	**6.1**	13.2	0.9	6.0
Past service costs	**(1.3)**		**(0.2)**		(0.8)	(0.1)
Curtailments	**1.5**					
Other finance (costs)/income	**10.1**	**(4.5)**	**(7.8)**	34.3	(1.3)	(7.5)
Actuarial gain/(loss) recognised in STRGL	**(222.8)**	**(10.5)**	**(25.3)**	(334.8)	(76.3)	(15.9)
Exchange		**2.8**	**2.7**		7.2	7.3
Surplus/(deficit) at end of year	**(218.9)**	**(89.3)**	**(145.0)**	7.8	(93.4)	(118.4)

11 POST-RETIREMENT BENEFITS CONTINUED

Cash contributions

The company contributions to the funded defined benefit pension plans for 2003 totalled £46.1m (2002 £14.1m). For 2004 the company has presently agreed to contribute the current service cost plus £12m to its UK plans. In the United States no contributions for 2004 have presently been determined. The actual contributions will depend upon investment conditions and are likely to be in the range £20-30m.

Comparative information

Comparative figures for 2002 have been restated on the adoption of FRS17 with the following effects:

	£m
Decrease in operating profit	(34.2)
Other finance income – retirement benefits	25.5
Decrease in taxation	2.5
Decrease in profit after taxation	(6.2)
Decrease in net assets	(157.6)

For 2003, if the company had continued to apply SSAP24, based on the last full actuarial valuations of the principal schemes referred to above, the charge to operating profit and profit before tax would have been £28.8m (£18.8m and £21.0m lower than the equivalent charge under FRS17).

12 EMPLOYEES

	2003 £m	2002 £m
Staff costs during the year		
Wages and salaries	**828.7**	860.8
Social Security	**93.1**	94.0
Company pension costs (including defined contribution schemes)	**53.3**	57.7
	975.1	1,012.5

The average number of persons employed was:

	2003	2002
Aerospace	**8,951**	9,607
Detection	**1,312**	612
Medical	**4,914**	4,709
Specialty Engineering	**16,233**	17,579
	31,410	32,507

Details of directors' remuneration are given on pages 5 to 11.

13 INTANGIBLE FIXED ASSETS

	£m
Goodwill	
Cost	
At 1 August 2002	743.1
Acquired during the year	228.4
Adjustments to prior year acquisitions	0.6
Exchange adjustments	7.1
At 31 July 2003	**979.2**
Amortisation	
At 1 August 2002	104.8
Charge for the year	44.1
Exchange adjustments	0.1
At 31 July 2003	**149.0**
Net book value at 31 July 2003	**830.2**
Net book value at 1 August 2002	638.3

14 TANGIBLE FIXED ASSETS

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Consolidated				
Cost or valuation				
At 1 August 2002	295.8	661.6	431.0	1,388.4
Exchange adjustments	1.2	3.9	1.2	6.3
Additions	6.2	46.1	41.9	94.2
Acquisitions	15.7	1.4	14.5	31.6
Disposals	(8.7)	(21.7)	(24.1)	(54.5)
Business disposals	(10.9)	(27.4)	(25.7)	(64.0)
At 31 July 2003	299.3	663.9	438.8	1,402.0
Depreciation				
At 1 August 2002	87.7	427.1	309.7	824.5
Exchange adjustments	0.5	3.1	0.9	4.5
Charge for the year	8.4	42.0	38.5	88.9
Acquisitions	1.2	0.6	10.5	12.3
Disposals	(2.3)	(22.1)	(22.6)	(47.0)
Business disposals	(1.1)	(19.4)	(18.3)	(38.8)
At 31 July 2003	94.4	431.3	318.7	844.4
Net book value at 31 July 2003	**204.9**	**232.6**	**120.1**	**557.6**
Net book value at 1 August 2002	208.1	234.5	121.3	563.9
Company				
Cost or valuation				
At 1 August 2002	26.9	16.5	76.4	119.8
Additions	0.3	6.1	10.1	16.5
Transfers		46.6	18.0	64.6
Disposals	(3.5)	(3.2)	(3.5)	(10.2)
At 31 July 2003	23.7	66.0	101.0	190.7
Depreciation				
At 1 August 2002	3.4	12.3	61.9	77.6
Transfers		28.9	15.4	44.3
Charge for the year	0.4	3.4	6.5	10.3
Disposals	(0.3)	(2.2)	(3.0)	(5.5)
At 31 July 2003	3.5	42.4	80.8	126.7
Net book value at 31 July 2003	**20.2**	**23.6**	**20.2**	**64.0**
Net book value at 1 August 2002	23.5	4.2	14.5	42.2

The book values of assets under finance leases included in plant and machinery were:

	Cost £m	Depreciation £m	Net book value £m
2003	**5.1**	**(4.5)**	**0.6**
2002	9.0	(7.8)	1.2

14 TANGIBLE FIXED ASSETS CONTINUED

	Consolidated		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Land and buildings				
Cost	**292.9**	289.4	**23.2**	26.4
Valuation 1974	**6.4**	6.4	**0.5**	0.5
	299.3	295.8	**23.7**	26.9
Freehold	**274.1**	269.9	**23.2**	26.7
Long leasehold	**3.2**	6.8	**0.5**	0.2
Short leasehold	**22.0**	19.1		
	299.3	295.8	**23.7**	26.9

If land and buildings had not been revalued they would have been included at the following amounts:

	Consolidated		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Cost	**295.9**	292.4	**23.2**	26.4
Aggregate depreciation	**93.6**	86.9	**0.5**	3.4

The company's properties were revalued on the basis of open market valuation in 1974, and that valuation was incorporated into the financial statements. These values have been retained under the transitional provisions of FRS15, but the directors do not intend to adopt a policy of annual revaluations in the future. A quinquennial external revaluation of the company's properties was carried out as at 31 July 1999 which disclosed a surplus of £17.5m over 31 July 2003 book values.

Capital expenditure – cash-flow		
Purchase of tangible fixed assets	**94.2**	110.2
Less: proceeds of disposals	**(7.9)**	(10.2)
	86.3	100.0

15 CAPITAL COMMITMENTS

	2003 £m	2002 £m
Estimated commitments not included in the accounts		
Company	**3.7**	1.6
Subsidiaries	**8.8**	11.8
	12.5	13.4

16 INVESTMENTS AND ADVANCES

	Consolidated 2003 £m	Consolidated 2002 £m	Company 2003 £m	Company 2002 £m
At cost less amounts written off				
Subsidiary companies			**2,104.1**	1,150.5
Unlisted investments				
TI Automotive Limited preference shares	**325.0**	325.0		325.0
Other trade investments	**2.8**	3.6		
Own shares	**5.4**	8.0		
	333.2	336.6	**2,104.1**	1,475.5
Investments in subsidiaries				
Shares at cost			**2,320.0**	825.3
Due from subsidiaries			**1,039.2**	1,194.6
			3,359.2	2,019.9
Due to subsidiaries			**(1,255.1)**	(869.4)
			2,104.1	1,150.5

TI Automotive Limited preference shares arose from the demerger of the former Automotive Systems division from the group, and are held at cost. They carry a fixed cumulative preference dividend at the rate of 15% p.a. One third of the dividend is payable on 25 July each year, subject to certain financial conditions having been met. To date, these conditions have not been met, and no dividends have been paid. The preference shares are redeemable, together with unpaid dividends, following full repayment of the outstanding liabilities of TI Automotive Limited under its bank facilities. During the year, TI Automotive successfully renegotiated the terms of its bank syndicate facility. No dividend accrual has been recognised as at 31 July 2003.

The company also holds 19.99% of the issued ordinary share capital of TI Automotive Limited. The shares confer 19.99% of the voting rights attaching to ordinary shares, and additionally confer the right to appoint the Chairman and to benefit from compulsory transfer provisions which oblige the other shareholders to sell their shares to a purchaser making an offer accepted by Smiths subject to certain conditions. The ordinary shares are recorded at nil value in these accounts.

The company's principal subsidiaries and their countries of incorporation are:

England
Smiths Aerospace Limited*
Aerostructures Hamble Limited
Graseby Medical Limited
Portex Limited*
John Crane UK Limited
Smiths Detection – Watford Ltd

Europe
Smiths Medical Deutschland GmbH (Germany)
Hypertac SA (France)
Hypertac GmbH (Germany)
Heimann Systems GmbH (Germany)

Japan
Smiths Medical Japan Limited (62%)

United States
Smiths Group North America, Inc.
Smiths Aerospace, Inc.
Smiths Detection – Warren, Inc.
Tri Industries, Inc.
John Crane, Inc.
Portex, Inc.
Deltec, Inc.
BCI, Inc.
Level 1, Inc.
Flexible Technologies, Inc.
Tutco, Inc.
Hypertronics Corporation
PolyPhaser Corporation
Sabritec, Inc.
Transtector Systems, Inc.

Those subsidiary companies marked * are 100% owned by the company direct, together with the 62% shareholding in Smiths Medical Japan Limited. The others are 100% owned through intermediate holding companies. Shareholdings are of ordinary shares or common stock. All subsidiaries operate in their country of incorporation.

17 STOCKS

	Consolidated		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Stocks comprise				
Raw materials and consumables	**142.3**	133.4	**5.7**	2.5
Work in progress	**142.9**	149.2	**45.8**	32.2
Finished goods	**244.9**	216.9	**20.4**	16.8
	530.1	499.5	**71.9**	51.5
Less: payments on account	**(40.6)**	(25.0)	**(9.6)**	(8.8)
	489.5	474.5	**62.3**	42.7

18 DEBTORS

	Consolidated		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts falling due within one year				
Trade debtors	**533.7**	486.5	**72.7**	46.4
Amounts recoverable on contracts	**61.6**	52.9	**13.0**	8.7
Amounts owed by subsidiaries			**6.0**	5.7
Other debtors	**23.2**	28.3	**9.3**	13.4
Prepayments and accrued income	**44.1**	30.0	**12.1**	7.2
	662.6	597.7	**113.1**	81.4
Amounts falling due after more than one year				
Deferred taxation			**2.5**	
Other debtors	**10.8**	15.4		
	673.4	613.1	**115.6**	81.4

19 DEFERRED TAXATION

	Consolidated		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Deferred taxation				
Accelerated tax depreciation on fixed assets and goodwill	**(60.8)**	(63.7)	**(11.5)**	(12.9)
Post-retirement benefits			**5.4**	3.5
Short-term and other timing differences	**47.2**	60.0	**8.6**	8.5
Net deferred tax (liability)/asset	**(13.6)**	(3.7)	**2.5**	(0.9)
Movements during the year				
At 1 August	**(6.2)**	(27.7)	**(15.9)**	1.2
FRS17 adjustment	**2.5**	6.8	**15.0**	11.8
	(3.7)	(20.9)	**(0.9)**	13.0
Exchange adjustments	**(0.8)**	(6.9)		
Acquisitions	**0.7**	3.5		
Disposals				
Charge for the year	**(13.0)**	4.0	**3.4**	(16.9)
Recognised on exchange gains and losses	**3.7**	4.5		
Other	**(0.5)**	12.1		3.0
At 31 July	**(13.6)**	(3.7)	**2.5**	(0.9)

20 CREDITORS

	Consolidated		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts falling due within one year				
Bank loans and overdrafts	**98.4**	45.2	**284.4**	350.9
Finance leases	**0.2**	1.5		
Short-term loans	**19.7**	117.0		
Total short-term indebtedness (note 21)	**118.3**	163.7	**284.4**	350.9
Trade creditors	**191.5**	196.0	**31.5**	17.8
Bills of exchange payable	**2.7**	3.3		
Amounts owed to subsidiaries			**7.6**	4.2
Other creditors	**25.1**	39.4	**3.5**	3.0
Proposed dividend	**96.5**	93.6	**96.5**	93.6
Corporate taxation	**145.8**	119.0	**64.4**	77.3
Other taxation and social security costs	**37.4**	31.6	**10.9**	11.1
Accruals and deferred income	**295.4**	265.4	**81.3**	78.1
	912.7	912.0	**580.1**	636.0
Amounts falling due after more than one year				
Term loans	**678.5**	670.8	**511.5**	497.8
Finance leases	**0.3**	0.2		
Total long-term indebtedness (note 21)	**678.8**	671.0	**511.5**	497.8
Other creditors	**75.6**	57.9	**46.9**	22.9
	754.4	728.9	**558.4**	520.7

21 BORROWINGS AND NET DEBT

The company funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. This is lent through to the relevant subsidiary on inter-company loans at commercial arm's length terms. Smiths' strong cash generation in the businesses is tax-efficiently remitted to the United Kingdom to repay central borrowings. Local working capital needs and capital expenditure requirements are typically funded by local bank facilities, which are not guaranteed by the parent company.

The company seeks to manage its borrowings and business risks to maintain its current credit ratings. Borrowings for periods more than 364 days require Board approval. The company seeks to maintain a spread of maturity profiles on its debt and no more than 30% of the company's net debt will be held on borrowings due within one year, without firm plans for refinancing or repayment. The analysis of net debt, after taking into account interest rate swaps, is as follows:

	Fixed borrowings				
	Weighted average				
As at 31 July 2003	Interest rate	Years fixed	Amount £m	Floating borrowings £m	Total 2003 £m
Currencies					
Sterling	7.15%	12	157.8	170.2	328.0
US Dollar	5.98%	8	75.0	129.3	204.3
Euro	4.03%	2	164.7	85.4	250.1
Japanese Yen	2.30%	1	7.7	0.3	8.0
Other			0.1	6.6	6.7
			405.3	391.8	797.1
Cash and deposits					(82.0)
Net debt					715.1
Maturity					
On demand/under one year			27.8	90.5	118.3
One to two years			154.1	58.7	212.8
Two to five years			1.6		1.6
Over five years			221.8	242.6	464.4
			405.3	391.8	797.1

21 BORROWINGS AND NET DEBT CONTINUED

As at 31 July 2002	Fixed borrowings: Weighted average Interest rate	Fixed borrowings: Weighted average Years fixed	Fixed borrowings: Amount £m	Floating borrowings £m	Total 2002 £m
Currencies					
Sterling	7.19%	13	161.9	167.0	328.9
US Dollar	8.27%	1	43.6	196.8	240.4
Euro	4.45%	2	136.8	77.0	213.8
Japanese Yen	2.30%	1	8.0	32.4	40.4
Other	10.07%	1	0.7	10.5	11.2
			351.0	483.7	834.7
Cash and deposits					(109.5)
Net debt					725.2
Maturity					
On demand/under one year			46.7	117.0	163.7
One to two years			17.3	165.7	183.0
Two to five years			139.0	52.5	191.5
Over five years			148.0	148.5	296.5
			351.0	483.7	834.7

Borrowing facilities

The current net debt level of £715.1m represents 2.6 times free cash-flow, and EBITDA interest cover is more than 13 times – comfortably within the current credit rating parameter. The borrowings of all non-UK operations are in local currencies to provide a structural hedge against foreign currency movements on the overseas assets.

The medium-term borrowings principally comprise an unsecured nominal €300m 6.375% bond maturing in 2005 which is largely swapped to floating interest rates.

The long-term borrowings (greater than five years) of £464m (2002 £297m) relate to Smiths Group plc unsecured nominal £150m 7.875% bonds maturing in 2010 which are swapped to floating interest rates and to unsecured nominal £150m 7.25% bonds maturing in 2016 which remain fixed rate. In January 2003 the group raised US$250m in the US private placement market. The coupon on the 10 year Senior Notes was set at 5.45%, two-thirds of which was swapped to floating rate for the life of the instrument. Notes are guaranteed by Smiths Group plc.

To ensure better than adequate liquidity committed unused credit facilities of at least £100m are maintained at all times. At the year-end the company had the following unused committed borrowing facilities:

	2003 £m	2002 £m
Expiring within one year	**540.0**	65.0
Expiring between one and two years		337.0
	540.0	402.0

The company also has a number of uncommitted facilities and overdraft lines provided by its core relationship banking group.

21 BORROWINGS AND NET DEBT CONTINUED

	Cash and deposits £m	Borrowings: Under one year £m	Borrowings: Over one year £m	Net debt £m
Analysis of changes in net debt				
As at 1 August 2002	109.5	(163.7)	(671.0)	(725.2)
Net cash inflow/(outflow)	(32.3)	52.1	22.1	41.9
Other movements in cash/borrowings		(0.3)	(12.8)	(13.1)
Exchange variation	4.8	(6.4)	(17.1)	(18.7)
As at 31 July 2003	**82.0**	**(118.3)**	**(678.8)**	**(715.1)**

	2003 £m	2002 £m
Financing		
Reduction in term borrowings	**(74.6)**	(141.8)
Share issues	**5.9**	17.5
Total financing	**(68.7)**	(124.3)

Management of liquid resources defined as short-term deposits shown in the cash-flow statement comprises a reduction of £2.3m in deposits.

22 FINANCIAL INSTRUMENTS

a) Fair values of financial assets and liabilities

The company uses financial instruments to raise finance for its operations and manage the related financial risks. Acceptable derivative instruments for hedging are forward currency contracts, currency and interest rate swaps and options, spot and forward rate agreements, collars, caps, floors, cylinders and similar bank products. Counterparties for hedging are limited to our relationship banks with credit ratings of A– or better to avoid unnecessary credit risk. Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. The company's policy forbids trading or speculation in financial instruments. Where the underlying transaction being hedged disappears or is cancelled or does not arise, the related financial instrument must also be cancelled or otherwise negated as soon as possible.

Set out below is a year-end comparison of the book value and current fair value of the company's financial instruments by category. Fair values of interest rate swaps, currency swap and forward currency contracts are based on the market prices of comparable instruments at the balance sheet date. Where market prices are not available, the fair value has been calculated by discounting cash-flows at prevailing interest and exchange rates.

	2003 Book value £m	2003 Fair value £m	2002 Book value £m	2002 Fair value £m
Cash	**82.0**	**82.0**	109.5	109.5
Borrowings – short-term	**(118.3)**	**(118.6)**	(163.7)	(163.7)
– long-term	**(678.8)**	**(735.9)**	(671.0)	(715.3)
Net debt – book value/fair value	**(715.1)**	**(772.5)**	(725.2)	(769.5)
Derivative financial instruments – interest rate swaps	**(0.8)**	**11.9**	0.4	12.7
– currency rate swaps	**5.4**	**7.0**	8.8	8.7
– forward currency contracts		**6.4**		5.5
Preference shares (note 16)	**325.0**	**325.0**	325.0	325.0
Net financial liabilities – book value/fair value	**(385.5)**	**(422.2)**	(391.0)	(417.6)

The company's policy is to hedge all material contractually committed future sales using forward exchange contracts and currency options. The transactions to which the forward currency contracts relate are mainly expected to occur in 2004 and 2005. Currency rate swaps protect the group from transaction exposure in line with its policy as set out in note 22(e) and interest rate swaps are used to ensure that the group's debt is broadly evenly split between fixed and floating rate funds.

22 FINANCIAL INSTRUMENTS CONTINUED

b) Hedges

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2003 £m
Net gains/(losses) on hedges at 1 August 2002	26.9	(9.2)	6.2	**23.9**
Net gains/losses arising in previous years included in 2003 income	(9.1)	5.9	(2.4)	**(5.6)**
Net gains/(losses) not included in 2003 income arising before 1 August 2002	17.8	(3.3)	3.8	**18.3**
Change in market value of hedges not recognised in year	9.8	(0.9)		**8.9**
Gains and losses arising in 2003 that were not recognised in that year	4.8	(7.5)		**(2.7)**
At 31 July 2003	32.4	(11.7)	3.8	**24.5**
Of which:				
Expected to be included in 2004 income	17.7	(7.2)	0.3	**10.8**
Expected to be included in 2005 income or later	14.7	(4.5)	3.5	**13.7**

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2002 £m
Net gains/(losses) on hedges at 1 August 2001	21.7	(29.3)	9.1	1.5
Net gains/losses arising in previous years included in 2002 income	(6.0)	15.4	(2.9)	6.5
Net gains/(losses) not included in 2002 income arising before 1 August 2001	15.7	(13.9)	6.2	8.0
Change in market value of hedges not recognised in year	1.2	9.5		10.7
Gains and losses arising in 2002 that were not recognised in that year	10.0	(4.8)		5.2
At 31 July 2002	26.9	(9.2)	6.2	23.9
Of which:				
Expected to be included in 2003 income	9.1	(5.8)	1.4	4.7
Expected to be included in 2004 income or later	17.8	(3.4)	4.8	19.2

There were no deferred losses in either year. The unrecognised gains on hedges at 31 July 2003 largely relate to interest rate swap contracts that swap fixed rate debt obligations to floating rates. However, all the gains and losses on the hedging of foreign currency transactions are expected to be matched by losses and gains on the hedged transactions or positions. There are no material gains or losses on hedging instruments within the consolidated balance sheet.

c) Interest management

The net interest cash-flow is analysed below:

	2003 £m	2002 £m
Interest received	**3.2**	5.8
Financing gains	**20.4**	1.0
Interest paid	**(49.7)**	(63.3)
Net interest	**(26.1)**	(56.5)

Financing gains include £16.4m of exchange gains recognised in the Statement of Total Recognised Gains and Losses.

22 FINANCIAL INSTRUMENTS CONTINUED

d) Financial assets

	Preference shares (note 16)		Bank balances and cash		Short-term deposits	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Sterling	**325.0**	325.0	**3.0**	12.9	**17.9**	20.7
US Dollar			**9.0**	8.1		2.0
Canadian Dollar			**5.1**	28.9	**3.0**	0.2
Euro			**9.6**	10.7	**0.6**	1.2
Yen			**10.7**	7.3	**0.5**	
Other			**19.7**	14.4	**2.9**	3.1
	325.0	325.0	**57.1**	82.3	**24.9**	27.2
Weighted average interest rate on interest bearing balances			**2.10%**	2.18%	**3.10%**	4.15%

The company strives to minimise the level of surplus cash balances but where these arise, tight controls apply to ensure that they are securely placed with highly rated counterparties and are available for redeployment around the group at short notice.

The bank balances and cash comprise £28.4m in respect of short-term balances earning interest, £21.8m in respect of balances which are non-interest earning and £6.9m held as compensating credits against Yen term loans. Short-term deposits are invested for periods with maturity under one year.

e) Currency exposures

Transactions

All material cross-border trading contracts or forecast commitments are hedged at inception by appropriate derivative financial instruments, with the company's core banks as counterparties. The company takes competitive quotes on all major foreign exchange contracts through its central foreign exchange programme. For smaller deals, the company has centralised the entire group's foreign exchange dealings through an e-based foreign exchange trading system operated by a major bank.

The analysis below shows the net monetary assets and liabilities of the group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2003 Net foreign currency monetary assets/(liabilities)			
Functional currency of group companies	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling		**(4.1)**	**1.0**	**0.7**
US Dollar	**0.4**		**0.3**	**1.3**
Euro	**0.4**	**0.5**		**(0.5)**
Other	**0.4**	**6.6**	**1.6**	**3.3**
As at 31 July 2003	**1.2**	**3.0**	**2.9**	**4.8**

	2002 Net foreign currency monetary assets/(liabilities)			
Functional currency of group companies	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling		11.2	3.0	1.3
US Dollar	(0.1)		1.4	0.8
Euro	0.2	1.1		(0.4)
Other	0.7	8.6	(0.3)	1.4
As at 31 July 2002	0.8	20.9	4.1	3.1

Translation

The company protects its reserves from foreign currency fluctuations by ensuring that at least 75% of the total net overseas operational assets are offset, either by borrowings in the respective currency or by currency swaps. The company does not hedge the translation of its overseas profits, although does mitigate currency effects through foreign interest costs and by applying average exchange rates for the year.

Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

23 OPERATING LEASE COMMITMENTS

At 31 July 2003 the company had annual commitments under non-cancellable operating leases as follows:

	Land and buildings £m	Others £m
Expiring in less than one year	3.0	3.0
Expiring between one and five years	11.0	7.4
Expiring after five years	11.1	0.1
	25.1	10.5

24 PROVISIONS FOR LIABILITIES AND CHARGES

	At 1/8/02 (restated) £m	Exchange adjustments £m	Profit and loss account Provisions £m	Profit and loss account Releases £m	Acquisitions £m	Utilisation £m	Disposals £m	At 31/7/03 £m
Consolidated								
Service guarantees and product liability	34.7	0.5	28.2	(5.0)	11.9	(19.2)	(2.0)	49.1
Reorganisation	37.1	0.1		(1.9)		(20.9)	(0.4)	14.0
Property	20.0		5.8	(5.5)		(2.9)	(0.3)	17.1
Litigation	18.3	0.2	6.9	(2.6)	2.1	(2.7)		22.2
	110.1	0.8	40.9	(15.0)	14.0	(45.7)	(2.7)	102.4
Deferred taxation (note 19)	3.7							13.6
Total provisions for liabilities and charges	113.8							116.0
Company								
Service guarantees and product liability	7.0		4.0	(0.2)	5.5	(4.1)	(1.5)	10.7
Reorganisation	6.8				5.1	(9.8)		2.1
Property	6.1		5.2	(1.2)		(2.4)		7.7
Litigation	0.3		0.3	(0.3)				0.3
	20.2		9.5	(1.7)	10.6	(16.3)	(1.5)	20.8
Deferred taxation (note 19)	0.9							
	21.1							20.8

Service guarantees and product liability

Service guarantees and warranties over the company's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation

Significant parts of the company's operations, especially in Aerospace and Sealing Solutions, have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year. This year's residual balance relates mainly to Aerospace.

Property

As stated in the accounting policies on page 16, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the company's occupation, provision is made for estimated remedial costs pending action on the affected site. Provisions totalling £5.5m were released following a reassessment of certain future obligations.

Litigation

The company has on occasion been required to take legal action to protect its patents and other business intellectual property rights against infringement, and to similarly defend itself against proceedings brought by other parties. Provision is made for the expected fees and associated costs, based on professional advice as to the likely duration of each case. Provisions totalling £2.6m were released relating to litigation settled at less than the expected cost.

25 ACQUISITIONS

During the year under review the company acquired the businesses set out below. The fair values are provisional, and will be finalised in the 2004 accounts.

	Dates of acquisition	Consideration (including associated costs) £m	Goodwill £m	Net assets £m
Businesses acquired				
Heimann Systems GmbH	29/11/02	236.1	221.4	14.7
Other	various	7.2	7.0	0.2
		243.3	228.4	14.9

	Book value £m	Consistency of accounting policy £m	Fair value £m
Assets acquired			
Fixed assets	19.3		19.3
Stocks	28.1		28.1
Debtors	39.4		39.4
Creditors	(42.4)	(0.6)	(43.0)
Loans	(13.1)		(13.1)
Provisions	(12.3)	(1.7)	(14.0)
Taxation	(1.8)		(1.8)
Net assets acquired	17.2	(2.3)	14.9
Goodwill			228.4
Consideration – total			243.3
– deferred			(3.7)
– satisfied by cash			239.6

Fair values on acquisitions made in 2002 have now been finalised.

Goodwill arising on acquisitions made in 2003 is being amortised over its estimated useful economic life of 20 years.

In the 12 months to 31 December 2001, Heimann Systems earned post-tax profits of €15.2m, and in the 11 months prior to acquisition earned post-tax profits of €30.1m.

26 DISPOSALS

The principal disposal during the year was the Air Movement and Cable Management businesses, which were sold on 3 December 2002. The table below shows the details of the transaction.

	£m
Proceeds received	125.0
Net assets at date of sale	
Tangible fixed assets	22.7
Stocks	14.4
Debtors	21.4
Creditors	(15.4)
Tangible net assets	43.1
Costs and retained liabilities	
Transaction costs	5.1
Provision for retained liabilities	4.1
Pension curtailment benefit	(1.3)
	7.9
Surplus of proceeds over net assets, costs and expenses	74.0
Goodwill previously set against reserves	(66.8)
Profit on sale	7.2

	Air Movement and Cable Management £m	Other £m	Total £m
Air Movement and other disposals – profit on disposal			
Proceeds less costs and retained liabilities	117.1	20.2	137.3
Net assets	(43.1)	(5.2)	(48.3)
Surplus over net assets/retained liabilities	74.0	15.0	89.0
Goodwill previously set against reserves	(66.8)	(7.7)	(74.5)
Profit on sale	7.2	7.3	14.5

£147.6m of the disposal proceeds was received in cash during the year.

27 CALLED UP SHARE CAPITAL

	Shares	Issued capital £m	Consideration £m
At 1 August 2002	558,332,069	139.6	
Exercise of share options	940,163	0.2	5.9
At 31 July 2003	**559,272,232**	**139.8**	**5.9**

The authorised capital at 31 July 2002 and 2003 consisted of 800,000,000 shares of 25p each.

At 31 July 2003 the following options had been granted and were still outstanding:

	Date issued	Number of shares	Subscription prices	Dates normally exercisable
SAYE	1996	27,930	572.0p	2003
	1997	143,239	632.0p	2000-2004
	1998	272,357	669.0p	2001-2005
	1999	235,217	721.0p	2002-2006
	2000	763,297	612.0p	2003-2007
	2001	1,277,557	608.0p	2004-2008
	2002	899,123	645.0p	2005-2009
	2003	1,734,297	554.0p	2006-2010
Executive	1993	506	395.0p	1996-2003
	1994	56,760	451.0p	1997-2004
	1995	62,500	480.0p	1998-2005
	1995	141,532	632.0p	1998-2005
	1996	311,447	823.0p	1999-2006
	1997	418,326	934.0p	2000-2007
	1998	795,652	765.0p	2001-2008
	1999	789,354	858.5p	2002-2009
	2000	1,034,772	750.0p	2003-2010
	2000	55,424	765.0p	2003-2010
	2000	190,934	807.0p	2003-2010
	2001	1,599,995	790.0p	2004-2011
	2002	2,769,931	806.0p	2005-2012
	2002	3,920,500	645.0p	2005-2012
SAYE (rolled over from TI Scheme)	1996	23,930	853.86p	2003
	1997	22,582	886.39p	2002-2004
	1998	281,707	719.68p	2001-2005
	1999	127,236	805.07p	2002-2006
	2000	613,268	587.54p	2003-2007
Executive (rolled over from TI Schemes)	1993	4,426	716.63p	2001-2003
	1994	86,073	846.74p	2001-2004
	1994	241,015	759.33p	2001-2004
	1995	66,893	765.42p	2001-2005
	1995	70,827	875.21p	2001-2005
	1996	185,921	1,058.18p	2001-2006
	1996	131,078	1,121.20p	2001-2006
	1997	454,977	1,097.82p	2001-2007
	1997	794,612	1,219.80p	2001-2007
	1998	762,142	1,026.66p	2001-2008
	1998	448,071	849.79p	2001-2008
	1999	643,620	943.31p	2002-2009
	1999	1,515,955	907.23p	2002-2009
	1999	543,984	1,103.92p	2002-2009
	2000	1,274,063	661.23p	2003-2010
	2000	951,140	626.16p	2003-2010
	2000	73,044	672.92p	2003-2010

28 SHARE PREMIUM ACCOUNT AND RESERVES

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Consolidated				
At 1 August 2002	163.7	2.6	234.8	457.5
Prior period adjustment – FRS17 – Retirement Benefits				(157.6)
At 1 August 2002 (as restated)	163.7	2.6	234.8	299.9
Premium on allotments	6.3			(0.6)
Retained loss				(33.9)
Write-back of goodwill on disposals				211.5
Actuarial loss on retirement benefits				(258.6)
Deferred tax credit related thereto				73.4
Exchange rate changes (including tax on recognised gains)				23.7
At 31 July 2003	**170.0**	**2.6**	**234.8**	**315.4**

	2003 £m	2002 (restated) £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**623.8**	428.6
Pension and other retirement benefit liabilities (net)	**(308.4)**	(128.7)
	315.4	299.9

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At 1 August 2002	163.7	0.5	180.5	115.1
Prior period adjustment – FRS17 – Retirement Benefits				(39.1)
	163.7	0.5	180.5	76.0
Premium on allotments	6.3			(0.6)
Exchange rate changes				(27.9)
Actuarial loss on retirement benefits				(10.8)
Deferred tax credit related thereto				1.6
Retained profit				708.8
At 31 July 2003	**170.0**	**0.5**	**180.5**	**747.1**

	2003 £m	2002 (restated) £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**785.8**	104.9
Pension and other retirement benefit liabilities (net)	**(38.7)**	(28.9)
	747.1	76.0

The retained profit of the company represents a profit for the year of £854.2m less dividends payable of £145.4m.

The company's profit and loss reserve of £747.1m includes £615.4m not available for distribution as dividend.

During the year the company received £6.5m on the issue of shares in respect of the exercise of options awarded under various share option schemes. Employees paid £5.9m for the issue of these shares and the balance of £0.6m comprised contributions to the qualifying employee share ownership trust (QUEST) from undertakings within the company. The trust has been included within the company and consolidated financial statements.

Goodwill relating to acquisitions made before 1 August 1998 and set against reserves amounted to £1,392.6m (2002 £1,604.1m). Upon subsequent disposal, such goodwill is charged as part of the profit or loss arising thereon.

29 MOVEMENTS IN SHAREHOLDERS' EQUITY

	2003 £m	2002 £m
Profit for the year	**111.5**	185.1
Dividends	**(145.4)**	(142.2)
	(33.9)	42.9
Exchange variations	**14.7**	(56.4)
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	**5.3**	(1.2)
Deferred – United States	**3.7**	4.5
Share issues	**5.9**	17.5
Write-back of goodwill on disposals	**211.5**	149.2
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	**(258.6)**	(427.0)
Deferred tax charge/credit related thereto	**73.4**	131.7
Net increase in shareholders' equity	**22.0**	(138.8)
Shareholders' equity:		
At 1 August (as previously stated)	**998.2**	839.7
Prior year adjustment re FRS17 – Retirement Benefits – cumulative to 31 July 2002	**(157.6)**	139.7
Shareholders' equity at 1 August (as restated)	**840.6**	979.4
At 31 July	**862.6**	840.6

30 CONTINGENT LIABILITIES

	2003 £m	2002 £m
The parent company has guaranteed the 5.45% Senior Notes 2013 and the 8.853% Senior Notes 2003 privately placed by a subsidiary. The remaining US$20m of 8.853% Senior Notes 2003 are repayable in October 2003.	**167.7**	89.7

FIVE YEAR REVIEW

	2003 £m	2002 (restated) £m	2001* £m	2000* £m	1999* £m
Turnover – continuing operations	**2,629.2**	2,588.4	2,586.8	2,227.9	2,087.8
– discontinued operations	**426.9**	635.1	2,371.4	2,425.0	1,683.5
	3,056.1	3,223.5	4,958.2	4,652.9	3,771.3
Operating profit – continuing operations	**371.9**	364.1	430.4	355.9	336.7
– discontinued operations	**51.9**	64.0	220.9	266.9	194.5
	423.8	428.1	651.3	622.8	531.2
Goodwill amortisation	**(44.1)**	(50.7)	(48.7)	(35.5)	(5.9)
Operating profit (after goodwill amortisation)	**379.7**	377.4	602.6	587.3	525.3
Net interest	**(39.8)**	(32.0)	(116.2)	(80.7)	(46.7)
Profit before exceptional items	**339.9**	345.4	486.4	506.6	478.6
Exceptional items	**(122.5)**	(68.0)	(598.7)	(22.6)	(15.0)
Profit before taxation	**217.4**	277.4	(112.3)	484.0	463.6
Profit after taxation	**112.3**	186.4	(204.4)	325.7	316.8
Minority interests	**(0.8)**	(1.3)	(1.6)	(1.7)	(1.1)
Shareholders' equity	**862.6**	840.6	839.7	787.4	605.7
Represented by:					
Intangible fixed assets	**830.2**	638.3	678.3	851.4	380.5
Tangible fixed assets and investments	**890.8**	900.5	957.2	1,018.8	907.8
Net current assets/provisions/retirement benefit liabilities	**(143.3)**	27.0	324.0	382.9	290.8
Net debt	**(715.1)**	(725.2)	(1,119.8)	(1,465.7)	(973.4)
Funds employed	**862.6**	840.6	839.7	787.4	605.7
Goodwill charged directly to reserves	**1,392.6**	1,604.1	1,753.3	2,223.6	2,223.6
Shareholder investment	**2,255.2**	2,444.7	2,593.0	3,011.0	2,829.3
Ratios					
Operating profit before goodwill amortisation: turnover (%)	**13.9**	13.3	13.1	13.4	14.1
Effective tax rate before goodwill amortisation and exceptional items (%)	**27.0**	28.0	29.2	30.6	30.9
After tax return on average shareholder investment (%)	**11.9**	11.0	12.5	12.9	12.6
Cash-flow					
Cash-flow from normal operating activities	**466.5**	583.0	701.0	666.6	551.3
Less capital expenditure (net)	**(86.3)**	(100.0)	(188.0)	(168.2)	(135.1)
Operating cash after capital expenditure	**380.2**	483.0	513.0	498.4	416.2
Free cash-flow (before acquisitions and dividends, after capital expenditure)	**270.5**	314.5	205.3	336.5	223.7
Free cash-flow per share (p)	**48.4**	56.5	37.1	61.7	41.8
Earnings per share before goodwill amortisation and exceptional items (p)	**50.1**	51.0	68.3	68.6	62.7
Dividends					
Pence per share	**26.0**	25.5	25.0	23.8	21.65
Times covered before goodwill amortisation	**1.9**	2.0	2.7	2.5	2.4
Number of employees (000s)					
United Kingdom	**8.5**	10.7	13.5	15.1	15.4
Overseas	**23.8**	22.3	24.2	45.7	37.4
	32.3	33.0	37.7	60.8	52.8

*Information for 2001 and earlier years has not been restated following the adoption of FRS17.

FINANCIAL CALENDAR

2003	
	SEPTEMBER
Preliminary announcement of results for 2002-2003	24
	OCTOBER
Ordinary shares final dividend ex-dividend date	15
Ordinary shares final dividend record date	17
	NOVEMBER
Annual General Meeting	11
Ordinary shares final dividend payment date	14
2004	MARCH
2003-2004 interim results announced	10 provisional
Ordinary shares interim dividend ex-dividend date	17 provisional
Ordinary shares interim dividend record date	19 provisional
	APRIL
Ordinary shares interim dividend payment date	16 provisional
	JULY
Smiths Group plc financial year-end	31
	SEPTEMBER
Preliminary announcement of results for 2003-2004	22 provisional
	OCTOBER
Ordinary shares final dividend ex-dividend date	13 provisional
Ordinary shares final dividend record date	15 provisional
	NOVEMBER
Annual General Meeting	9 provisional
Ordinary shares final dividend payment date	12 provisional

The market value of an ordinary share of the company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

REGISTERED OFFICE
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS
PricewaterhouseCoopers LLP

Designed and produced by CGI BrandSense. Printed by royle corporate print. Illustrations by Lawrence Templeman.




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SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM

Donald Brydon, CBE
Chairman

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: +44 (0)20 8458 3232 F: +44 (0)20 8458 4380
www.smiths-group.com

14 October 2004

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO WHAT ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Dear Shareholder

ANNUAL GENERAL MEETING
I am pleased to enclose with this letter the Company's Annual Review 2004 (and, if requested by you, the Directors' Report and Financial Statements 2004) together with a form of proxy for use at the Company's Annual General Meeting (AGM) to be held on 16 November 2004. The Notice of AGM is set out on pages 6 to 8 of this document.

In addition to the items of business which shareholders are usually asked to approve at the AGM, there are three proposals that need some explanation and I address these below in the order in which they appear in the Notice of AGM.

EU POLITICAL DONATIONS (Resolution 18)
As explained in previous years, the Company does not make and has no intention of making any donations to what are generally regarded as political parties within the UK or elsewhere within the European Union.

However, the Political Parties, Elections and Referendums Act 2000 introduced broader definitions of donations to political parties and political expenditure. As a consequence, it is possible that some of the Company's activities, such as participating in the business community and other specialist interest groups, could fall within the wide definitions of the Act.

Accordingly, your Board considers it prudent to request authority to make political donations and incur political expenditure, as defined in the Act, to avoid an unintentional breach of the Act.

PERFORMANCE SHARE PLAN (Resolution 19) **AND CO-INVESTMENT PLAN** (Resolution 20)
The Company's success is critically dependent on its ability to recruit and retain able executives, and to ensure that their performance-related rewards are competitive. This is consistent with the Company's long-standing remuneration policy of linking rewards to performance and therefore to shareholders' interests. Further details of the Company's remuneration policy are set out in the Directors' Remuneration Report contained at pages 8 to 15 of the Directors' Report and Financial Statements 2004 and pages 34 to 37 of the Annual Review 2004.

Over the last few months, the Remuneration Committee (Committee) has undertaken a comprehensive review of the Company's long term incentive arrangements in the light of the Group's objectives and priorities and in order to reflect developments in best practice in this area. As a result of this review, and following consultation with major shareholders, the Committee is proposing to introduce two new executive share plans – the Performance Share Plan and the Co-Investment Plan – to replace executive directors' existing long term incentive arrangements. Shareholder approval for these plans is being sought under separate ordinary resolutions to be proposed as Resolutions 19 and 20 at the AGM.

In developing these new share plans (and linked revisions to annual bonus arrangements), the Committee's primary intention has been to increase the degree of performance linkage in the executive directors' remuneration packages. This will have the effect of lowering total rewards for below-average performance and increasing potential rewards for outstanding performance. The Committee does not intend materially to alter the overall expected value of the executive directors' remuneration packages, and the remuneration consultants who have advised the Committee have confirmed that the proposed changes will not do so.

Further information on the plans is set out in the Appendices on pages 3 to 5 of this document. The key features of each plan are as follows:

- For executive directors and a limited number of senior executives, it is proposed that the Performance Share Plan (PSP) will replace the Smiths Group 1995 Executive Share Option Scheme (which will continue in operation for other executives). Awards will be released after three years to the extent a performance condition is met. One-third of the award will be subject to a total shareholder return (TSR) target relative to other FTSE 100 companies (excluding financial companies and investment trusts). The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (which will be calculated excluding exceptional items and goodwill amortisation). The Committee considers the use of two measures, in these proportions, is appropriate. The TSR performance measure is dependent on the Company's relative long term share price performance and therefore brings a market perspective to the PSP. This is balanced by a key internal measure, EPS growth, which is critical to our long term success and ties in with the Group's strategic goals.

- It is proposed that the executive directors and initially around 50 senior executives will be eligible to participate in the Co-Investment Plan (CIP), which will replace the Smiths Industries Deferred Share Scheme. Under the CIP, participants will be able to invest up to the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis) in the Company's shares. If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of the bonus or salary that has been invested).

There will be no retesting of any performance measures. The satisfaction of all performance measures will be verified by independent third parties.

The Committee believes that executive directors and senior executives should align their interests with those of shareholders by building up a significant personal shareholding in the Company. It remains the Company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary. Executive directors currently hold around 603,000 shares in aggregate.

ACTION TO BE TAKEN

Whether or not you plan to attend the AGM, please complete and return the proxy in one of the ways described in General Note 2 on page 8 of this document. Completion and return of the proxy will not prevent you from attending the AGM, which will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday, 16 November 2004 at 2.30 pm, if you so wish. I refer you to the map on page 8 of this document.

RECOMMENDATION

Your directors believe that all the resolutions to be considered at the AGM are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Yours sincerely

Donald Brydon

DONALD BRYDON
Chairman

APPENDIX 1 – SUMMARY OF THE SMITHS GROUP PERFORMANCE SHARE PLAN (PSP)

ELIGIBILITY AND GRANT PROCEDURE

Executive directors and other senior executives will be invited to participate in the PSP at the discretion of the Remuneration Committee (Committee). No awards will be made to executives within six months of their anticipated retirement. In determining the size and other terms of an award made within three years of anticipated retirement, the Committee will have regard to the relevant executive's ability to contribute to the achievement of the performance conditions attached to the award.

Awards can be granted within eight weeks of any of the following: the AGM approving the PSP; the announcement of the Company's results for any period; or the occurrence of exceptional circumstances justifying the grant of awards. No payment is required for the grant of awards. No invitations to participate in the PSP may be made more than ten years following the date on which it is approved by shareholders.

VALUE OF AWARDS

Award levels will be determined each year by the Committee. The Committee's intention is that annual awards will be made with a maximum value of up to 150% of base salary, for at least the first two or three years of the PSP's operation. However, the Committee has power in exceptional circumstances (such as the recruitment of an executive director) to make share awards up to a maximum value of 300% of base salary.

PERFORMANCE MEASUREMENT

The vesting of awards is dependent on the Company's performance over a three year period, by reference to two separate performance measures. There will be no retesting of any performance measure.

The vesting of one-third of the award will depend on Smiths' total shareholder return (TSR) relative to the other companies included in the FTSE 100 index (excluding financial companies and investment trusts) at the beginning of the performance period. TSR is a means of comparing companies' long term share price performance, on the basis that dividends and distributions in respect of a company's shares are treated as reinvested at the date of payment. Each performance period will commence with effect from 20 dealing days after the preliminary announcement of the Company's results in any year, and will end three years later. For these purposes TSR performance of all relevant companies will be averaged over the 20 dealing days immediately before the start and end of the performance period.

The vesting of the remaining two-thirds of the award will depend on the Company's absolute earnings per share (EPS) (which will be calculated excluding exceptional items and goodwill amortisation), measured in terms of the compound annual growth in EPS achieved over the three financial years commencing with the year of award by comparison with the EPS of the financial year immediately preceding the performance period. The Committee does not consider it appropriate for vesting of the EPS element to be directly linked to UK retail price inflation in view of the international nature of the Group's business. However, the Committee will monitor UK inflation and may at its discretion adjust vesting levels in the light of this.

VESTING SCHEDULE

The TSR element of the award will vest in full if the Company's TSR is at or above the 75th percentile; 25% of this element will vest if the Company's TSR is at the median; there will be straight line pro-rata vesting if the Company's TSR falls between the median and the 75th percentile. No part of this element will vest if the Company's TSR is below the median.

For the EPS element of the award the Committee will determine from time to time the growth levels required for threshold and maximum awards. Initially this element will vest in full if the Company's compound annual growth in EPS is equivalent to 12% per annum; 25% of this element will vest if compound annual growth in EPS is equivalent to 5% per annum; this element will vest on a straight line basis for compound annual growth in EPS between 5% and 12%. No part of this element will vest for compound annual growth in EPS below 5%. The Committee has determined these initial threshold and maximum vesting levels after considering the Company's historic performance and future plans, and on the basis of external advice. The Committee considers that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting in the light of the Group's diverse business. These vesting levels will be kept under periodic review by the Committee.

The Committee will assess EPS on the basis indicated and may, following consultation with the Company's auditors, make adjustments to ensure equitable treatment particularly in relation to the introduction of International Financial Reporting Standards (which may have a fundamental impact on the calculation of earnings).

CESSATION OF EMPLOYMENT

All awards made within six months prior to cessation of employment will automatically lapse. Awards to executives who leave at any time prior to vesting will also lapse unless they leave by reason of death, disability, retirement (either at or after normal or agreed retirement date), or in other circumstances at the discretion of the Committee (good leavers).

Awards for good leavers will vest at the normal vesting date to the extent that the TSR and EPS performance conditions are met, but will normally be pro-rated on the basis of actual service within the three year EPS performance period. Exceptionally (for example, if a participant is terminally ill), the Committee may release shares early having regard to performance achieved to the date of leaving. In the case of retirees, the Committee may moderate the application of the pro rata reduction if it considers that the participant's contribution to the business would not be properly recognised if the award was scaled down in the manner described above.

CHANGE OF CONTROL

In the event of a change of control of the Company, performance will be measured to the date of change of control and awards will vest to the extent that the EPS and TSR targets are met by that date. The Committee will have discretion, in relation to the EPS element, to adjust the vesting level if it considers that the performance conditions would have been met to a greater or lesser extent at the end of the full three-year performance period. The Committee will in normal circumstances scale down the vesting level of both elements having regard to the time that has elapsed between the grant of the award and the date of change of control, but will retain a limited discretion to modify pro-rating if it considers that the contribution of the management team to the creation of shareholder value during the performance period would not otherwise be properly recognised. The Committee will not use its discretion in such a way that unjustifiably large awards result.

Any internal reorganisation to create a new holding company will not result in the accelerated vesting of awards; they will be replaced by awards over shares in the new holding company unless the Committee determines otherwise.

ADJUSTMENT OF AWARDS

If there is a variation in the share capital of the Company (including without limitation a capitalisation issue, rights or bonus issue or sub-division or consolidation of share capital, or a reduction of capital, or in the event of a demerger or payment of a special dividend), the shares under award may be adjusted to reflect that variation.

RIGHTS ATTACHING TO SHARES

A participant will not have any voting or dividend rights prior to the vesting of the award. All shares allotted under the PSP will carry the same rights as any other issued ordinary shares in the Company and application will be made for the shares to be listed by the UK Listing Authority and traded on the London Stock Exchange.

Benefits received under the PSP are not pensionable and may not be assigned or transferred except on a participant's death.

ALTERATIONS TO THE PSP

In addition to the Committee's powers to vary performance measures described above, it will have authority to amend the rules of the PSP, provided that no amendment to the advantage of participants or eligible employees may be made to provisions relating to the key features of the PSP without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Key features are: who can be a participant, the limits on the number of shares which can be issued under the PSP, the basis for determining a participant's entitlement to shares, and the terms on which they can be acquired, and the provisions relating to adjustments in the event of a variation in the Company's share capital.

Additional schedules to the rules can be established to operate the PSP outside the UK. These schedules can vary the rules of the PSP to take account of any securities, exchange control or taxation laws or regulations.

LIMITS ON THE ISSUE OF SHARES

The PSP will be subject to the limit that, in any ten-year period, not more than 10% of the issued ordinary share capital of the Company from time to time may be issued or issuable under all the Company's share plans. The Committee will adopt appropriate policies to ensure that sufficient shares are available for these plans throughout the ten-year period, and may purchase shares in the market if desirable. The Committee may use treasury shares for the purposes of the PSP.

Where awards are granted over existing shares, these will be held in a discretionary employee benefits trust. The trust will also have the facility to subscribe for new shares within the limits referred above. The trust will not in any event hold more than 5% of the Company's issued share capital.

APPENDIX 2 – SUMMARY OF THE SMITHS GROUP CO-INVESTMENT PLAN (CIP)

ELIGIBILITY AND GRANT PROCEDURE

Executive directors and other senior executives will be invited to participate in the CIP at the discretion of the Remuneration Committee (Committee). No awards will be made to executives within six months of their anticipated retirement.

Invitations to participate in the CIP will normally be issued shortly following the preliminary announcement of the Company's results for any year. No payment is required for the grant of awards. No invitation to participate in the CIP may be made more than 10 years following the date on which it is approved by shareholders.

SHARE AWARDS

Participants will be permitted to invest an amount not exceeding their full annual bonus or, if greater, 25% of their base salary (in both cases, after tax) in ordinary shares (Purchased Shares). At the end of a three year holding period, the Purchased Shares will be released to the participant together with a number of additional shares (Matching Shares) if certain conditions are met, including the performance conditions described below.

The pre-tax value of the Matching Shares at the date of the award will equal the pre-tax amount of the bonus or salary that the participant invests by joining the CIP.

PERFORMANCE CONDITION

The Matching Shares will be released only if a performance condition is satisfied over a three year performance period. The initial performance condition is that the Company's average Return on Capital Employed (ROCE) over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company. ROCE will be calculated excluding exceptional items and goodwill amortisation, and after adding back to Capital Employed goodwill already set off directly against reserves.

The Committee will assess ROCE on the basis indicated and may, following consultation with the Company's auditors, make adjustments to ensure equitable treatment particularly in relation to the introduction of International Financial Reporting Standards (which are expected to alter the meaning of both Return and Capital Employed).

CESSATION OF EMPLOYMENT

If a participant leaves employment within six months of acquiring his Purchased Shares, his entitlement to Matching Shares will automatically lapse. A leaver's entitlement to Matching Shares will also lapse if he leaves after the six month period, unless he leaves by reason of death, disability, retirement (either at or after normal or agreed retirement date), or other circumstances at the discretion of the Committee (good leavers).

Investments in Purchased Shares by good leavers will remain eligible for Matching Shares provided the Purchased Shares are held at the end of the relevant performance period and the performance condition has been met. However, the number of Matching Shares will normally be pro-rated on the basis of actual service within the three financial years constituting the performance period. Exceptionally (for example, if a participant is terminally ill), the Committee may release Matching Shares early. In the case of retirees, the Committee may moderate the application of the pro rata reduction if it considers that the participant's contribution to the business would not be fully recognised if the Matching Share entitlement was scaled down in the manner described above.

If a leaver loses his entitlement to Matching Shares, he will still retain his Purchased Shares.

CHANGE OF CONTROL

In the event of a change of control, performance will be measured to the date of the change of control and awards will vest on the basis of performance up to the time of the change of control. The Committee will have discretion to adjust the vesting level if it considers that the performance condition would have been met to a greater or lesser extent at the end of the full three-year performance period.

Any internal reorganisation to create a new holding company will not result in the accelerated vesting of awards; they will be replaced by awards over shares in the new holding company unless the Committee determines otherwise.

OTHER PROVISIONS

The provisions of the PSP (as summarised in Appendix 1) relating to adjustment of awards, rights attaching to shares, alterations to the rules and limits on the issue of shares apply on a similar basis to the CIP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE NINETIETH ANNUAL GENERAL MEETING OF SMITHS GROUP PLC WILL BE HELD AT THE OFFICES OF JP MORGAN CHASE & CO., 60 VICTORIA EMBANKMENT, LONDON EC4Y 0JP ON TUESDAY, 16 NOVEMBER 2004 AT 2.30 PM FOR THE FOLLOWING PURPOSES:

ORDINARY BUSINESS

1. To adopt the reports of the directors and the auditors and the audited accounts for the year ended 31 July 2004.

2. To approve the directors' remuneration report for the year ended 31 July 2004.

3. To declare a final dividend on the ordinary shares.

To reappoint the following directors:

4. Sir Nigel Broomfield*†

5. Mr J Langston

6. Mr D P Lillycrop

7. Mr E Lindh

8. Mr A M Thomson

9. Mr D H Brydon†▲

10. Mr D J Challen*†

11. Mr P J Jackson*▲

12. Lord Robertson of Port Ellen*▲

Membership of Committees
*Audit Committee
†Remuneration Committee
▲Nomination Committee

Notes

Sir Nigel Broomfield and Messrs Langston, Lillycrop, Lindh and Thomson will retire having been in office for more than 30 months since last appointed. Messrs Brydon, Challen and Jackson and Lord Robertson will retire having been appointed since the last Annual General Meeting.

Biographies of the directors proposed for reappointment are on page 25 of the Annual Review 2004 and on the Company's website – www.smiths-group.com.

13. To reappoint PricewaterhouseCoopers LLP as auditors of the Company.

14. To authorise the directors to determine the remuneration of the auditors.

SPECIAL BUSINESS

15. To consider and, if thought fit, pass the following ordinary resolution:

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £46,811,832 in aggregate (such authority to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

16. To consider and, if thought fit, pass the following special resolution:

That the directors be and are hereby authorised to allot equity securities for cash:

(a) in accordance with Article 7 of the Company's Articles of Association; and

(b) within section 94(3A) of the Act as if section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,021,774 (such authorities to expire on the day falling five years after the passing of this resolution) and that all previous authorities under section 95 of the Act shall cease to have effect.

17. To consider and, if thought fit, pass the following special resolution:

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ('ordinary shares') on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 56,174,198;

(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next general meeting of the Company, unless such authority is renewed at such time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Note
The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 enables listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the Company and may also be used to satisfy share options and share awards under the Company's share schemes. Accordingly, if this resolution is passed at the Annual General Meeting, the directors will have the option of holding in treasury, rather than cancelling, any shares purchased in accordance with the resolution. The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase, holding or resale of treasury shares.

18. To consider and, if thought fit, pass the following ordinary resolution:

(a) That Smiths Group plc be and is hereby authorised to make donations to EU political organisations and to incur EU political expenditure; and

(b) that each and every subsidiary company of Smiths Group plc (in which 50% or more of the voting rights are owned directly or indirectly by Smiths Group plc), present and future, be and is hereby authorised to make donations to EU political organisations and to incur EU political expenditure

provided that the amount of any such donations and/or expenditure in aggregate shall not exceed £100,000 per annum (such authority to expire on the day falling four years after the passing of this resolution).

For the purposes of this resolution, 'donations', 'EU political organisations' and 'EU political expenditure' shall have the meanings given to them in Part XA of the Companies Act 1985.

Note
For further details, please see the explanation in the Chairman's letter on page 1 of this document.

19. To consider and, if thought fit, pass the following ordinary resolution:

(a) That the Smiths Group Performance Share Plan (the 'Performance Share Plan'), the principal terms of which are summarised in the letter to shareholders from the Chairman dated 14 October 2004 (and Appendix 1 to that letter) and as shown in the Rules of the Performance Share Plan produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby adopted and that the directors be and are hereby authorised to do all such acts and things as they may consider appropriate to implement the Performance Share Plan; and

(b) that the directors be and are hereby authorised to vote as directors and be counted in any quorum on any matter connected with the Performance Share Plan, notwithstanding that they may be interested in the same, save that no director may vote or be counted in the quorum on any matter solely concerning his own participation therein, and that any prohibition on directors' voting shall be suspended to this extent accordingly.

20. To consider and, if thought fit, pass the following ordinary resolution:

(a) That the Smiths Group Co-Investment Plan (the 'Co-Investment Plan'), the principal terms of which are summarised in the letter to shareholders from the Chairman dated 14 October 2004 (and Appendix 2 to that letter) and as shown in the Rules of the Co-Investment Plan produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby adopted and that the directors be and are hereby authorised to do all such acts and things as they may consider appropriate to implement the Co-Investment Plan; and

(b) that the directors be and are hereby authorised to vote as directors and be counted in any quorum on any matter connected with the Co-Investment Plan, notwithstanding that they may be interested in the same, save that no director may vote or be counted in the quorum on any matter solely concerning his own participation therein, and that any prohibition on directors' voting shall be suspended to this extent accordingly.

By Order of the Board

DAVID P. LILLYCROP
DIRECTOR AND SECRETARY

Registered Office:
765 Finchley Road
London NW11 8DS

14 October 2004

General notes
1. The statutory Reports and Accounts for Smiths Group plc for 2004 comprises the Annual Review 2004 and the Directors' Report and Financial Statements 2004. The full Directors' Remuneration Report 2004 is contained in the Directors' Report and Financial Statements 2004. The first two items of business at the Annual General Meeting relate to the approval of the statutory Reports and Accounts for 2004 and the full Directors' Remuneration Report 2004. Shareholders who have not elected to receive the statutory Reports and Accounts for 2004 may obtain copies by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com) or by downloading them from the Company's website (www.smiths-group.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) instead of only the Annual Review or vice versa in future years should write to Lloyds TSB Registrars, The Causeway, Worthing BN99 6DA, quoting Reference 0282.

2. A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend the Meeting and any adjournment(s) thereof and, on a poll, vote on his behalf. A proxy need not be a member. Paper proxy forms must be received at Lloyds TSB Registrars, The Causeway, Worthing BN99 6AX, not later than 48 hours before the Annual General Meeting to be effective. In the case of a corporation, the appointment of a proxy must be executed either under its common seal or by a duly authorised officer or agent. In the case of joint holders, the vote of the senior joint holder on the Register will be accepted to the exclusion of junior joint holders. For this purpose, the order in which the names of the joint holders stand on the register will determine seniority.

Shareholders wishing to appoint a proxy and register their proxy votes electronically should visit the website www.shareview.co.uk. The on-screen instructions will give details on how to complete the appointment and voting process. Electronic proxy appointments and voting instructions must be received not later than 48 hours before the Annual General Meeting to be effective.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service should follow the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) not later than 48 hours before the Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from *which the issuer's agent is able to retrieve the message by enquiry to CREST in* the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Only those shareholders registered in the register of members of the Company at 6 pm on 14 November 2004 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the register after 6 pm on 14 November 2004 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

4. Copies of the directors' service contracts and letters of appointment for non-executive directors are available for inspection at the registered office of the Company during normal business hours until the conclusion of the Annual General Meeting on 16 November 2004 and, on the day of the meeting, from 2.15 pm at the place of the Meeting until the close of the Meeting.

5. Copies of the draft Rules of the Smiths Group Performance Share Plan and the Smiths Group Co-Investment Plan are available for inspection at the same locations and for the same periods as are referred to in Note 4 above.

6. Subject to the final dividend being approved at the Annual General Meeting, dividend warrants will be payable on 19 November 2004 to the ordinary shareholders on the register at the close of business on 22 October 2004.

7. Although copies of the Directors' Report and Financial Statements and/or the Annual Review are distributed to shareholders and option-holders, only shareholders on the register at the relevant time or their proxies are entitled to attend or vote at the Annual General Meeting.

8. The Company is not a close company.

HOW TO GET THERE


HATTON GARDEN
FARRINGDON
BARBICAN
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HOLBORN CIRCUS
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FETTER LANE
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NEWGATE STREET
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LUDGATE HILL
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60 VICTORIA EMBANKMENT
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CITY THAMESLINK
QUEEN VICTORIA STREET
TEMPLE
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VICTORIA EMBANKMENT

Entrance: 1 John Carpenter Street

smiths

SMITHS GROUP PLC DIRECTORS' REPORT AND FINANCIAL STATEMENTS 2004







CONTENTS

WWW.SMITHS-GROUP.COM

Front cover:
Top right (Detection):
The ACADA (Automatic Chemical Agent Detection Alarm) detects nerve or blister agents in battle zones

Bottom right (Aerospace):
The Smiths Aerospace Computing and Communications Card is critical to the Boeing 777's new Electrical Load & Maintenance System

Left (Medical):
The Portex Ultra-Perc® tracheostomy kit minimises patient trauma and is convenient for the clinician

Back cover:
Top right (Medical):
The hypodermic Needle-Pro® safety device reduces the risk of needlestick injuries

Top left (Specialty Engineering):
John Crane gas seals have an unmatched ability to operate at high pressures in environments such as offshore oil rigs

Bottom (Specialty Engineering):
Smiths supplies Dyson with a uniquely flexible vacuum hose, which extends to 4.5 metres to cover more ground

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES

The principal activities of the Company and its subsidiaries are the development, manufacture, sale and support of:

- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; air movement systems and components; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the UK, the Americas and continental Europe. A review of the development of the Company and its subsidiary undertakings during the 2003/04 financial year is on pages 5 to 18 of the Annual Review 2004 that accompanies this Directors' Report and Financial Statements.

RESULTS AND DIVIDENDS

The results for the year to 31 July 2004 are set out in the Consolidated Profit and Loss Account on page 17. Sales for the year amounted to £2,733m, against £3,056m last year. The profit for the year after taxation and goodwill amortisation amounted to £213m (2003 £112m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 16 April 2004. The directors recommend for payment on 19 November 2004 a final cash dividend on each ordinary share of 18.25p, making a total dividend of 27p for the year.

The retained profit of £61m was transferred to Reserves.

RESEARCH AND DEVELOPMENT

£260m was spent on research and development during the year, of which £137m was funded by the Company and the balance by customers. Each business carries out research and development programmes to suit its own particular market and product needs. Interchange of technology and technical information between Smiths' manufacturing businesses is centrally co-ordinated.

CHANGES IN THE COMPANY AND ITS INTERESTS DURING THE YEAR

On 1 August 2003 a new division was created to include Smiths Detection and Smiths Heimann. The move reflected the recent acquisition of Heimann and the potential for growth of these two market-leading businesses, both previously part of Smiths Aerospace. At the same time, the Sealings Solutions and Industrial divisions were merged in the new Specialty Engineering division.

Disposals

On 29 August 2003, the sale of Matzen & Timm to Masterflex AG was completed for €1.35m in cash.

On 30 September 2003, the sale of the Polymer Sealings business to Trelleborg AB was completed for £493m in cash.

On 14 October 2003 the assets of Lapmaster International US and the issued share capital of Lapmaster International Limited were sold for £1.5m in cash.

On 5 January 2004 the business and assets of Icore International UK and the issued share capitals of Icore International, Inc.; Icore International GmbH; and Icore International Limited were sold for £20m in cash.

On 19 March 2004 the business and assets of Sodiamex were sold for €1.6m in cash.

Acquisitions

On 2 February 2004 the issued share capital of Cyrano Sciences, Inc. was acquired for US$15m in cash.

Between December 2003 and March 2004 the minority interests in Smiths Medical Japan Limited were acquired for a total of £16m in cash.

On 30 April 2004 the business and assets of Dynamic Gunver Technologies, LLC and the issued share capital of DGT Europe, LLC were acquired for US$102m in cash.

On 28 May 2004 the issued share capital of Trak Holdings Corp was acquired for US$111.5m in cash.

On 14 June 2004 the business and assets of SensIR Technologies, Inc. were acquired for US$75m in cash.

On 30 June 2004 the issued share capital of DHD Holding Company was acquired for US$55m in cash.

POST BALANCE SHEET EVENTS

There have been no post balance sheet events at the date of this report.

FUTURE DEVELOPMENTS

The Company will pursue its existing international activities and continue to seek business opportunities in both the UK and overseas.

CHARITABLE AND POLITICAL DONATIONS

During the year the Company made donations of £602,000 for charitable purposes including payments totalling £300,000 for the Portex Chair of Paediatric Anaesthesia.

No political donations were made. The Company's policy of not making contributions to any political party will continue. However, as a precautionary measure in the light of the wide definitions in the Political Parties, Elections and Referendums Act 2000, a resolution to permit the Company to make political donations and incur political expenditure will be proposed at the Annual General Meeting. This is explained in the Chairman's letter and Notice of AGM.

DIRECTORS

The directors at the end of the financial year, with the exception of Mr K Orrell-Jones who retired from the Board on 21 September 2004, are shown on page 25 of the accompanying Annual Review 2004. Mr P J Jackson was appointed as a non-executive director on 1 December 2003; the Rt Hon Lord Robertson of Port Ellen was appointed as a non-executive director on 15 February 2004; and Mr D H Brydon was appointed as a non-executive director and Chairman designate on 19 April 2004. Mr Brydon succeeded Mr Orrell-Jones as Chairman on 21 September 2004. On the same day, Mr D J Challen was appointed as a non-executive director and Mr Jackson was appointed as the senior independent director.

REAPPOINTMENT OF DIRECTORS

Messrs Brydon, Challen and Jackson and Lord Robertson will retire in accordance with Article 57, following their appointment by the Board during the year, and, being eligible, will seek reappointment at the AGM.

Sir Nigel Broomfield and Messrs Langston, Lillycrop, Lindh and Thomson have all served for more than 30 months since their previous reappointments and will retire at the AGM, in accordance with Article 57.

They are all eligible for and will seek reappointment at the AGM.

Sir Colin Chandler will retire at the conclusion of the AGM and will not seek reappointment.

DIRECTORS' REMUNERATION REPORT
The Directors' Remuneration Report is on pages 8 to 15. An ordinary resolution to approve the report will be put to shareholders at the AGM.

DIRECTORS' INTERESTS IN CONTRACTS
Details of the executive directors' service contracts are as disclosed in the Service Contracts section of the Directors' Remuneration Report on page 12. Details of the interests of the executive directors in the Company's share option schemes are shown in the Remuneration Report on pages 13 to 15.

Apart from the exceptions referred to above, no director had an interest in any contract to which the Company or its subsidiaries was a party during the year.

INTERESTS IN SHARES
As at 21 September 2004 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc.*	55.2m	9.8%
Franklin Resources, Inc.	61.7m	11.0%
Janus Capital Management, LLC	22.9m	4.1%
Legal & General Group plc	23.5m	4.2%

*includes the interests of Capital Guardian Trust Company in 7.9% of the issued share capital

†percentage of share capital in issue on 21 September 2004

The Company has not acquired or disposed of any interests in its own shares.

The interests of the directors, their families and any connected persons in the issued share capital of the Company are shown on pages 11 and 12.

CORPORATE GOVERNANCE
The report on Corporate Governance is on pages 4 to 7. PricewaterhouseCoopers LLP have reviewed the Company's statements as to compliance with the Combined Code, as appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, to the extent required by the Listing Rules. The results of their review are set out on page 16.

GOING CONCERN
The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

POLICY ON PAYMENT OF CREDITORS
The Company's policy and practice is to pay creditors promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 35 days (2003 37 days) for the parent Company and 49 days (2003 50 days) for the Group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report) (Statement of Payment Practice) Regulations 1997).

ENVIRONMENT
The Company seeks to minimise, as far as is reasonably practicable, any detrimental effects to the environment of its operations and products. A senior corporate staff director has responsibility for safety, health and environmental matters. The Corporate Responsibility Review appears on pages 26 to 30 of the accompanying Annual Review 2004.

EMPLOYMENT POLICIES
It is the Company's policy to provide equal opportunities for employment and to give the fullest consideration to employment prospects for the disabled. The Company continues to be actively involved in all aspects of the training and development of young persons, including government sponsored schemes and initiatives designed to ease the transition from school to work.

Share option schemes enable employees to acquire an interest in the Company's shares and to align their interests more closely with those of the shareholders.

Employees are regularly provided with a wide range of information concerning the performance and prospects of the business in which they are involved by means of Employee Councils, Works Councils and other consultative bodies that allow the views of personnel to be taken into account.

All matters concerning the environment, health and safety are regulated by a newly established Group Environment, Health & Safety Committee, which operates alongside the already established preventative, investigatory and consultative systems; issues relevant to the Company pension scheme are likewise covered by means of structured committees, including representation from recognised trade unions. A more detailed statement appears on pages 26 to 30 of the accompanying Annual Review 2004.

AUTHORITY TO ISSUE SHARES
At the AGM shareholders will be asked to renew the authority, given to the directors at the last AGM, to allot relevant securities for the purposes of section 80 of the Companies Act 1985, so as to reflect the increase in the Company's issued share capital since the last AGM. The authority proposed will expire on the fifth anniversary of the Meeting unless otherwise renewed. The amount of relevant securities to which this authority relates (£46,811,832 nominal of share capital) represents one third of the share capital in issue on 21 September 2004. The directors have no present intention of exercising this authority except for allotments of shares pursuant to the Company's share option schemes. The ordinary resolution is set out in the Notice of AGM.

Also in the Notice is the special resolution to renew the power granted to directors under section 95 of the Companies Act 1985. The new authority sought will be on substantially similar terms to those attaching to the existing authority and will expire on the fifth anniversary of the Meeting, unless otherwise renewed. It will permit the directors to allot equity securities for cash:
- in connection with a rights issue pro rata to the rights of the existing shareholders;
- pursuant to the terms of any share scheme approved by the shareholders in General Meeting; and
- for any other purpose (including the sale on a non pre-emptive basis of any shares the Company may hold in treasury for cash) provided that the aggregate nominal value of such allotments does not exceed £7,021,774 (approximately 5% of the issued share capital on 21 September 2004).

The directors intend seeking renewal of these authorities annually.

During the year ended 31 July 2004 the following ordinary shares in Smiths Group plc were issued:
- 582,889 shares pursuant to the terms of the Company's shareholder-approved share option schemes; and
- 1,511,978 shares pursuant to the terms of TI Group share option schemes.

AUTHORITY TO PURCHASE SHARES

At the AGM the Company will seek to renew the authority, granted at the last AGM to the directors, to purchase the Company's shares in the market. The authority will be limited to 10% of the share capital in issue on 21 September 2004 and will be renewed annually. The maximum price that may be paid under the authority will be limited to 105% of the average of the middle market quotations of the Company's shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase. On 21 September 2004 options over approximately 22m shares were outstanding under the Company's share option schemes, representing approximately 3.9% of the then issued share capital. If the authority to purchase shares being sought at the AGM were to be used in full and the purchased shares were cancelled, then the outstanding options would represent approximately 4.3% of the reduced issued share capital.

The directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue and will be in the interests of the shareholders. The directors will also give careful consideration to the gearing levels of the Company and its general financial position.

No shares have ever been purchased or contracted for or the subject of any option under the expiring or any prior authority.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, any shares purchased under this authority may be cancelled or held as treasury shares. Treasury shares may be subsequently cancelled, sold or used to satisfy applications under share schemes.

The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase regarding the merits of the cancellation of such shares as against holding them as treasury shares.

ANNUAL GENERAL MEETING

The 2004 AGM will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

In addition to the resolutions described above, resolutions will be proposed to adopt a Performance Share Plan and a Co-Investment Plan.

The reasons for proposing these resolutions are explained in the Chairman's letter and Notice of AGM, sent to all registered shareholders, which may also be found on the Company's website, www.smiths-group.com.

AUDITORS

Resolutions will be proposed at the AGM to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to determine the auditors' remuneration.

SUMMARY FINANCIAL STATEMENT

The Company has produced the Annual Review 2004 (a summary financial statement) which, together with this Directors' Report and Financial Statements 2004, forms the statutory Reports and Accounts for 2004. Shareholders will be automatically sent the Annual Review alone each year unless they elect in writing to receive the statutory Reports and Accounts. Shareholders who wish to receive the statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282. The publication of Annual Reviews results in significant savings in the cost of producing the accounts each year.

ELECTRONIC PROXY VOTING

The Company has introduced electronic proxy voting for this year's AGM. Shareholders who are not CREST members can vote on-line for or against (or consciously not vote for) the resolutions to be proposed at the AGM by visiting www.shareview.co.uk. CREST members, CREST personal members and CREST sponsored members should consult the CREST Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. Paper proxy cards also have been distributed to all shareholders with the Notice of AGM as usual. Shareholders who will not be able to attend the AGM on 16 November 2004 in person are encouraged to vote their shares by appointing a proxy and issuing voting instructions (either electronically or by completing and returning their poll cards).

www.smiths-group.com

Electronic copies of the Annual Review 2004, the Directors' Report and Financial Statements 2004 and the Chairman's letter and Notice of AGM will be posted on the Company's website, www.smiths-group.com. The Company's announcements to the Stock Exchange and press releases are available on-line through the website. Shareholding details and practical help on share transfers and changes of address can be found at www.shareview.co.uk.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

22 September 2004

COMPLIANCE WITH THE COMBINED CODE

The Company complied with the Combined Code, as appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, throughout the accounting period covered by this report, except that no senior independent director was recognised. The reason for this non-compliance was that the Board considered that matters of concern could readily be brought to the attention of either Mr Orrell-Jones or Sir Colin Chandler who were Chairman and Deputy Chairman respectively during the period. Sir Colin will retire as a director at the conclusion of the Company's Annual General Meeting on 16 November 2004 and Mr Jackson has been appointed as the senior independent director with effect from 21 September 2004.

A new Combined Code on Corporate Governance (new Code) was introduced in July 2003 and will apply to listed companies with reporting years beginning on or after 1 November 2003. Although the Company is not obliged to report on its compliance with the new Code until next year, it is confirmed that the Company currently complies with all the provisions of the new Code with one exception – that the Chairman is a member of the Remuneration Committee. The Board considers that the Chairman should participate in decisions concerning remuneration of the executive members of the Board.

The new Code requires listed companies to report how the main and supporting principles of the new Code have been applied, giving enough detail to enable shareholders to evaluate the report, and to state whether there has been compliance with the provisions of the new Code, giving an explanation for any points of non-compliance. Reference in this report to principles and provisions are to those of the new Code.

The following headings are taken from the new Code – there are 14 main principles, 21 supporting principles and 48 provisions applying to listed companies.

THE NEW CODE

Directors

The Board

The first main principle requires the Company to have an effective Board which is collectively responsible for its success. Supporting principles describe the Board's role to provide entrepreneurial leadership within a framework of controls that allow risk to be assessed and managed. The Board should set strategic aims and the Company's values, ensuring that obligations to shareholders are met. Non-executive directors have a particular role in overseeing the development of strategy, scrutinising management performance and ensuring the integrity of financial information and systems of risk management. The Board is satisfied that it has met these requirements.

During the last year several important changes have been made to the membership of the Board. Mr Jackson and the Rt Hon Lord Robertson of Port Ellen were appointed as non-executive directors on 1 December 2003 and 15 February 2004 respectively and Mr Brydon joined the Board as Chairman designate on 19 April 2004. Upon the retirement from the Board of Mr Orrell-Jones on 21 September 2004, Mr Brydon succeeded him as Chairman and Mr Challen was appointed as a non-executive director. On the same date Mr Challen, who had been an observer at Board and Board Committee Meetings since 1 June 2004, succeeded Sir Colin Chandler as Chairman of the Audit Committee.

As at 22 September 2004, the Board comprises the Chairman, the Chief Executive, six other executive directors and seven non-executive directors. Mr Jackson is the senior independent director. Biographies of the directors, giving details of their experience and other main commitments, are set out on page 25 of the Annual Review 2004. The wide ranging experience and backgrounds of the non-executive directors ensure that they can debate and constructively challenge management in relation to both the development of strategy and performance against the goals set by the Board.

The Board normally meets formally at least eight times a year to make and review major business decisions and monitor current trading against plans which it has approved. It additionally exercises control by determining matters specifically reserved to it in a formal schedule which only the Board may change: these matters include the acquisition of companies, the issue of shares, significant contractual commitments, the review of the effectiveness of risk management processes and major capital expenditure. Once a year the Board meets in conference with a particular focus on long-term strategy and developments affecting the Company. Additional meetings are arranged as necessary to deal with urgent items.

The Board sets the Company's values and standards and has approved a Code of Corporate Responsibility and Business Ethics which is referred to in the Corporate Responsibility Review on page 26 of the Annual Review.

The Chairman meets the non-executive directors without the executive directors present at least three times per annum.

The following table shows the number of scheduled Board and Board Committee meetings held during the year ended 31 July 2004 and opposite each director's name the number of meetings attended.

Number held	Board 8	Audit 4	Remuneration 6	Nomination 6
D H Brydon, Chairman	2(3)*	–	–	–
K Orrell-Jones, Former Chairman	8	–	6	6
K O Butler-Wheelhouse	8	–	–	–
Sir Nigel Broomfield	8	3(3)*	6	6
Sir Colin Chandler	8	4	3(3)*	4(6)*
J Ferrie	8	–	–	–
Sir Julian Horn-Smith	6(8)*	3(3)*	5(6)*	6
P J Jackson	6(6)*	1(1)*	–	–
L H N Kinet	8	–	–	–
J Langston	8	–	–	–
D P Lillycrop	8	–	–	–
E Lindh	8	–	–	–
R W O'Leary	7(8)*	3(4)*	5(6)*	2(3)*
Lord Robertson	4(4)*	1(1)*	–	–
A M Thomson	8	–	–	–

*the figure in brackets indicates the maximum number of meetings the director could have attended in view of the period during which he was a Board or Committee member

–indicates not a member of that Committee in 2003/04

Directors and officers of the Company and its subsidiaries have the benefit of a directors' and officers' liability insurance policy.

Chairman and Chief Executive
Another main principle requires a clear division of responsibilities between the running of the Board and executive responsibility for running the business, so that no one person has unfettered powers of decision.

The Board has met this requirement by establishing clearly defined roles for the Chairman and the Chief Executive. The Chairman is responsible for leadership of the Board, ensuring its effectiveness and setting its agenda. Once agreed by the Board as a whole, it is the Chief Executive's responsibility to ensure delivery of the strategic and financial objectives.

Board balance and independence
The Company complies with the requirement of the new Code that there should be a balance of executive and non-executive directors such that no individual or small group can dominate the Board's decision taking.

In deciding the chairmanship and membership of the Board Committees, the need to refresh membership of the Committees is taken into account.

All of the non-executive directors are considered to be independent and Mr Brydon was, in compliance with the new Code, considered independent at the time of his appointment as Chairman.

Appointments to the Board
The new Code requires there to be a formal, rigorous and transparent procedure for the appointment of new directors, which should be made on merit and against objective criteria. The Nomination Committee fulfils these requirements and its report is set out on page 7.

Information and professional development
Another main principle requires that information of appropriate quality is supplied to the Board in a timely manner and that, in addition to induction programmes on joining the Company, directors should regularly update their skills and knowledge.

The Board is provided with detailed information several days in advance on matters to be considered at its meetings and non-executive directors have ready access to the executive directors. Regular site visits are arranged and non-executive directors are encouraged to visit sites independently. During site visits, briefings are arranged and the Board is free to discuss aspects of the business with employees at all levels.

Newly-appointed directors undergo a structured induction programme to ensure that they have the necessary knowledge and understanding of the Company and its activities. Starting at the time of their appointment, and continuing on an incremental basis over the first six months, they undertake briefing sessions on corporate governance, strategy, stakeholder issues, finance and risk management and HR strategy, as well as meetings and site visits to business locations in the UK, the US and continental Europe. Each director's individual experience and background is taken into account in developing a programme tailored to his own requirements.

Ongoing training is provided as and when necessary. The suitability of external courses is kept under review by the Company Secretary who is charged with facilitating the induction of new directors and with assisting in the ongoing training and development of directors.

All directors have access to the advice and services of the Company Secretary and a procedure is in place for them to take independent professional advice at the Company's expense should this be required.

Performance evaluation
The new Code requires the Board to undertake a formal and rigorous annual evaluation of its own performance and that of its Committees and the directors.

Formal evaluations of the performance of the Board and of the principal Board Committees will be conducted by the Chairman in 2004/05. The process will build on that developed in 2003/04 when the effectiveness of the Board and its Committees was reviewed covering composition, arrangements for and content of meetings, Committee terms of reference, director training and visits to operating sites, access to information and administrative procedures. As in 2003/04, the results of the evaluation will be reported to the Board and agreed recommendations for improvement will be implemented.

Evaluation of the non-executive directors was undertaken by the executive directors in 2003/04 and evaluation of individual directors in their role as members of the Board will be conducted in 2004/05.

The senior independent director will meet the non-executive directors without the Chairman present in order to appraise the Chairman's performance.

Re-election
Under the new Code directors should offer themselves for re-election at regular intervals and there should be a planned and progressive refreshing of the Board.

Non-executive directors are appointed for a specified term of three years and reappointment for a second term is not automatic. In exceptional circumstances and only after rigorous review, a non-executive director may serve for a third term. Directors stand for reappointment by the shareholders at the first AGM following their appointment and subsequently at least every three years. The report from the Nomination Committee set out on page 7 explains the process for selection of directors and succession planning.

Remuneration
Information regarding the Remuneration Committee is set out on page 7 and the Directors' Remuneration Report is on pages 8 to 15.

Accountability and audit
Financial reporting
The Board is required to present a balanced and understandable assessment of the Company's position and prospects, not only in the Directors' Report and Financial Statements but also in the Annual Review (Summary Financial Statement), in interim reports and in price-sensitive announcements. The Board is satisfied that it has met this obligation. A summary of the directors' responsibilities for the financial statements is set out on page 16.

The 'going concern' statement required by the new Code is set out in the Directors' Report on page 2.

Internal control
The new Code requires the Company to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Board must review the effectiveness of the internal control system at least annually, covering all material controls, including financial, operational and compliance controls and risk management systems, and report to shareholders that they have done so. The Turnbull Report, adopted by the UK Listing Authority, provides guidance for compliance with that part of the new Code.

The Company's internal control is based on assessment of risk and a framework of control procedures to manage risks and to monitor compliance with procedures. The procedures for accountability and control, which accord with the guidance on internal control issued by the Turnbull Committee, are outlined below.

The Board accepts its responsibility for maintaining and reviewing the effectiveness of the Company's internal control systems. These are designed to meet the Company's particular needs and the risks to which it is exposed and, by their nature, can provide only reasonable, not absolute, assurance against material loss to the Company or material misstatement in the financial accounts.

The Group has an embedded process for the identification, evaluation and management of significant business risks. The process is reviewed through the Audit Committee and monitored by the Group Internal Audit Department. The Company has during the year identified and evaluated the key risks under three categories – strategic; operational; and information – and has ensured that effective controls and procedures are in place to manage these risks.

In the highly regulated environment of the aerospace, medical and detection industries, procedures are codified in detailed operating procedures manuals and are reinforced by regular educational programmes. These are designed to ensure not only compliance with the regulatory requirements but also with the general principles of business integrity.

A key element in any system is communication and a number of committees enable the executive directors and senior corporate staff to address financial, human resource, risk management and other control issues. Experience is shared by subsidiaries through company-wide seminars.

Throughout the year the Board has reviewed the effectiveness of internal control and the management of risks at its regular Board meetings. In addition to financial and business reports, the Board has reviewed medium and longer-term strategic plans; capital expenditure and development programmes; management and product development programmes; reports on key operational issues; tax; treasury; risk management; insurance; legal matters; and Audit Committee reports, including internal and external auditor reports.

Audit Committee and Auditors

A principle of the new Code is that the Board should establish formal and transparent arrangements for considering how it should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the external auditors, PricewaterhouseCoopers LLP. This obligation is satisfied through the work of the Audit Committee which is described on this page.

Relations with shareholders

Dialogue with shareholders

The Company is required to have a dialogue with shareholders, based on the mutual understanding of objectives, and it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue does take place.

The new Code recognises that primary contacts are likely to be by the Chief Executive and the Financial Director but requires the Chairman and senior independent director, and other directors as appropriate, to maintain contact with major shareholders in order to understand their concerns.

The Financial Director and the Director, Investor Relations, communicate with institutional investors through analysts' briefings and extensive investor roadshows in the UK, US and continental Europe, as well as timely Stock Exchange announcements, meetings with management and site visits. Members of the Board, and in particular non-executive directors, are kept informed of investors' views in the main through distribution of analysts' and brokers' briefings. At least twice a year a report is made to the Board on the number and types of meetings between the Company and institutional shareholders. The Chairman is available in the event of shareholder concerns which cannot be addressed through management. At the time of appointment of new non-executive directors they are available to meet shareholders on request.

Constructive use of the AGM

All directors normally attend the Company's AGM and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received including the percentages for and against and the abstentions in respect of each resolution following each vote on a show of hands.

BOARD COMMITTEES

The full terms of reference of the following Board Committees are available upon request and on the Company's website.

Audit Committee

From 1 August 2003 to 9 March 2004 the Audit Committee comprised Sir Colin Chandler, as Chairman of the Committee, Sir Nigel Broomfield, Sir Julian Horn-Smith and Mr O'Leary. With effect from 9 March 2004 the membership of the Audit Committee changed to comprise Sir Colin, who continued to chair the Committee, Mr Jackson, Mr O'Leary and Lord Robertson. Mr Challen joined the Board and succeeded Sir Colin as Chairman of the Committee on 21 September 2004. The membership of the Committee with effect from that date is indicated on page 25 of the Annual Review.

Under its terms of reference, the Committee monitors the integrity of the Company's financial statements and the effectiveness of the external audit process. It is responsible for ensuring that an appropriate relationship between the Company and the external auditors is maintained, including reviewing non-audit services and fees. It also reviews annually the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee reviews the effectiveness of the internal audit function and is responsible for approving the appointment and removal of the Director, Internal Audit. The Committee will review annually its terms of reference and its effectiveness and recommend to the Board any changes required as a result of such review.

In the year to 31 July 2004, the Audit Committee discharged its responsibilities by reviewing:

- the Group's 2003 financial statements and 2004 interim results statement prior to Board approval and the external auditors' detailed reports thereon;
- the potential impact on the Group's financial statements of the proposed International Financial Reporting Standards;
- the audit fee and non-audit fees payable to the Group's external auditors;
- the external auditors' effectiveness and their plan for the audit of the Group's 2003/04 accounts, which included confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;

- an annual report on the Group's systems of internal control and their effectiveness, reporting to the Board on the results of the review and receiving regular updates on key risk areas of financial control;
- the risks associated with major business programmes; and
- the internal audit function's terms of reference, its 2003/04 work programme and regular reports on its work during the year.

The Committee has authority to investigate any matters within its terms of reference, to access resources, to call for information and to obtain external professional advice at the cost of the Company.

No one other than the members of the Committee is entitled to be present at meetings. However, the Chief Executive, Financial Director, General Counsel, Group Financial Controller, Director, Internal Audit and the external auditors are normally invited to attend. Others may be invited to attend by the Committee. At least once a year, there is an opportunity for the external auditors and the Director, Internal Audit, to discuss matters with the Committee without any executive management being present. Both the Director, Internal Audit and the external auditors have direct access to the Chairman of the Committee outside formal Committee meetings.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that objectivity and independence are maintained. Under the audit independence policy, approved by the Committee, certain non-audit services may not be provided by the external auditors, certain services require the approval of the Financial Director and other services require the approval of the Chairman of the Committee. Where the cost of the services is expected to exceed £100,000, the engagement will normally be subject to competitive tender. The external auditors have in place processes to ensure their independence is maintained including safeguards to ensure that where they do provide non-audit services, their independence is not threatened. They have written to the Audit Committee confirming that, in their opinion, they are independent.

Remuneration Committee

From 1 August 2003 to 9 March 2004 there was a joint Nominations and Remuneration Committee comprising Mr Orrell-Jones, as Chairman of the Committee, Sir Nigel Broomfield, Sir Colin Chandler, Sir Julian Horn-Smith and Mr O'Leary. With effect from 9 March 2004, the Board resolved to allocate the functions of this Committee to two new committees – the Remuneration Committee and the Nomination Committee. The Remuneration Committee comprised, from that date until 21 September 2004, Sir Julian Horn-Smith, as Chairman of the Committee, Mr Orrell-Jones, Sir Nigel Broomfield and Mr O'Leary. The membership of the Committee with effect from 21 September 2004 is indicated on page 25 of the Annual Review.

The Committee's responsibilities are described in the Directors' Remuneration Report on page 8.

The Committee meets periodically when required but at least three times per annum. No person other than the members of the Committee is entitled to be present at meetings but the Chief Executive is normally invited to attend and external advisers may be invited by the Committee to attend. No executive is present when the Committee considers matters relating to himself or acts in matters relating to himself. The Chairman is absent when his remuneration is under discussion.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive directors' remuneration. The Committee will review annually its terms of reference and effectiveness and recommend to the Board any changes required as a result of such reviews.

Nomination Committee

As mentioned above, with effect from 9 March 2004, the Board resolved to allocate the functions of the Nominations and Remuneration Committee to two new committees – the Remuneration Committee and the Nomination Committee. The Nomination Committee comprised, from that date until 21 September 2004, Mr Orrell-Jones, as Chairman of the Committee, Sir Colin Chandler, Sir Nigel Broomfield and Sir Julian Horn-Smith. The membership of the Committee with effect from 21 September 2004 is indicated on page 25 of the Annual Review.

The Committee leads the process for identifying, and makes recommendations to the Board regarding, candidates for appointment as directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Nomination Committee and the composition and chairmanship of the Audit and Remuneration Committees. It reviews regularly the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any changes.

The Committee meets periodically when required. No person other than members of the Committee is entitled to be present at meetings but the Chief Executive is normally invited to attend and external advisers may be invited by the Committee to attend.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants, where appropriate. The Committee will review annually its terms of reference and effectiveness and recommend to the Board any changes required as a result of such review.

The procedures referred to above were used by the Nomination Committee and its predecessor, the Nominations and Remuneration Committee, in the appointment of Messrs Brydon, Challen and Jackson and Lord Robertson as non-executive directors and for the appointment of Mr Brydon as Chairman with effect from 21 September 2004. This included an assessment of the time commitment expected from the director and, for the Chairman, recognising the need for his availability in the event of major corporate action. Independent executive search consultants were used in connection with each appointment. Mr Orrell-Jones, the former Chairman, was not a member of the Nomination Committee panel which recommended to the Board the appointment of Mr Brydon as his successor.

DIRECTORS' REMUNERATION REPORT

INTRODUCTION

The Directors' Remuneration Report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations). A resolution will be put to shareholders at the Annual General Meeting on 16 November 2004 inviting them to approve this report.

In the last few months, the Remuneration Committee has undertaken a comprehensive review of the Company's long-term incentive arrangements in the light of the Group's objectives and priorities, and to reflect developments in best practice in this area. As a result of this review and following consultation with major shareholders, the Remuneration Committee is proposing to introduce two new executive share plans – the Performance Share Plan and the Co-Investment Plan – to replace the executive directors' existing long-term incentive arrangements. Approval of these plans will also be sought at the AGM, and further information on them is set out in this report and in the Chairman's letter and Notice of AGM.

THE COMMITTEE

Until 9 March 2004 there was a joint Nominations and Remuneration Committee comprising Mr Orrell-Jones, as Chairman of the Committee, Sir Nigel Broomfield, Sir Colin Chandler, Sir Julian Horn-Smith and Mr O'Leary. With effect from 9 March 2004, the Board resolved to allocate the functions of this Committee to two new committees – the Remuneration Committee and the Nomination Committee. The Remuneration Committee (the Committee) comprised, from that date, Sir Julian Horn-Smith, as Chairman of the Committee, Mr Orrell-Jones, Sir Nigel Broomfield and Mr O'Leary. On 21 September 2004 Mr Orrell-Jones retired as a member of the Committee, and Messrs Brydon and Challen were appointed to the Committee. The Chairman is absent when his own remuneration is under consideration. The Chief Executive attends meetings of the Committee by invitation; he is absent when his own remuneration is under consideration.

The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the executive directors (including their annual bonus targets and grants of share options and awards) and for the Chairman. The Committee's terms of reference are available for inspection on the Company's website.

The Committee's constitution and practice during 2003/04 accorded with the relevant provisions of the Combined Code which is appended to the April 2002 edition of the Listing Rules of the UK Listing Authority (the Code), and the Company complied with the Code's provisions relating to directors' remuneration throughout 2003/04. A revised version of the Code, which was published in July 2003, applies to the Company for 2004/05, and the Company will comply with the provisions of the revised Code relating to directors' remuneration throughout 2004/05 (save that, as explained on page 4, the Chairman is a member of the Committee).

The Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable to people with similar responsibilities, skills and experience in comparable industrial companies which are UK-based but which, like Smiths, have extensive operations outside the UK.

During the year the Committee received material assistance and advice from the Chief Executive and from the General Counsel (who is also Secretary to the Committee). In addition the Committee received material assistance and advice from:

- Towers Perrin, remuneration consultants; and
- Freshfields Bruckhaus Deringer, solicitors.

Towers Perrin, who also provided remuneration and pensions advice to the Company during the year, were appointed by the Committee. Freshfields Bruckhaus Deringer, who were appointed by the Company, also advised the Group on various discrete legal matters during the year.

The remuneration of directors is set out in tables on pages 10 and 11.

REMUNERATION POLICY

The Committee believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2004/05) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

The Committee has been guided by these objectives in developing the new share plans which will be operated subject to obtaining shareholder approval at the AGM.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the Regulations, the Company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

FIVE YEAR HISTORICAL TSR PERFORMANCE


£*
Value of hypothetical £100 holding
150
130
110
90
70
50
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03
Jul 04
SMITHS
FTSE 100

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives currently participate in certain share-based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme, the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the Deferred Share Scheme). The annual bonus element, participation in the Deferred Share Scheme, which provides for a share match (see below), and participation in the 1995 Scheme are linked to performance. The Committee regards participation in share-based incentive schemes as a key element in the executive directors'

remuneration packages. The new share plans will increase the proportion of total remuneration which is determined by reference to the Company's long-term performance, as well as achieving a closer linkage between performance and reward.

Provided that the new share plans are approved by shareholders at the AGM, it is proposed that the first grant of awards under the Performance Share Plan will be made to executive directors shortly after that meeting, and that no further grants will then be made to them under the 1995 Scheme. It is proposed that the first grants under the Co-Investment Plan will be made in October 2005 (that is, in respect of the 2004/05 financial year), and that no further grants will then be made under the Deferred Share Scheme. Further information on the new share plans is set out below.

SALARY AND BENEFITS IN KIND

Salaries are reviewed annually for each director; at the August 2003 review all directors' salaries increased by 3%. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES

Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The theoretical maximum level of bonus for meeting financial goals is 100% (Chief Executive 115%) of salary. In 2002/03, with the intention of enhancing shareholder value, the Company conducted a major review from which restated strategic priorities resulted. In order to intensify the focus of executive directors on actions in support of those priorities an element of bonus directly geared to such actions was introduced in 2003 for a two year period. The strategic element of bonus has a maximum level of 60% (Chief Executive 75%) of salary.

For the financial year 2005/06 it is proposed that the maximum annual bonus level should reduce to 100% (Chief Executive 120%) of salary. The Committee intends to review this level annually to ensure that it remains appropriately competitive.

Under the Deferred Share Scheme (referred to above), executive directors may elect to use their after-tax bonus to acquire the Company's shares at the prevailing market price. Provided that a director retains them (and remains in service) for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three year period. The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2004, the full amount of the shares so acquired is available for matching.

It is proposed that, after operation in October 2004 in relation to 2003/04 bonuses, no further awards will be made under the Deferred Share Scheme. Instead, executive directors (and other senior executives) will be eligible to participate in the Co-Investment Plan. Under this plan, participants will be able to invest up to the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis) in shares in the Company. If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of deferred bonus). The initial performance condition is that the Company's average return on capital employed over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company. There will be no retesting of this performance condition.

PENSIONS

The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the Company. Details of the salary supplement payments and other pension provisions are set out in the tables on pages 10 and 11.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

SHARE OPTIONS AND PERFORMANCE SHARES

The Company operates a number of share option schemes for executive directors and other employees.

The Smiths Industries 1995 Executive Share Option Scheme, which was approved at the AGM in 1995 and amended in 2001, covers approximately 350 executives. Awards are approved by the Committee. It has been the Committee's policy that the value of shares over which options are granted to executive directors in any year should not normally exceed twice base salary. Options granted under the 1995 Scheme may only be exercised after three years if a performance requirement, determined by the Committee, has been met. Since 2002 the performance requirement has been that the growth in the Company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the Company.

If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year.

For executive directors and a limited number of senior executives, it is proposed that the Performance Share Plan (PSP) will replace the 1995 Scheme (which will continue in operation for other executives). The Committee intends that the maximum value of share awards initially made under the PSP will be 150% of base salary. However, the Committee has power in exceptional circumstances (such as the recruitment of

an executive director) to make share awards up to a maximum value of 300% of base salary. Awards will be released after three years to the extent a performance condition is met. One-third of the award will be subject to a TSR target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile. The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (which will be measured before exceptional items and goodwill amortisation). For the three-year cycle commencing in 2004/05, full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%.

The Committee considers the use of two measures, in these proportions, is appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore brings a market perspective to the PSP. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the Group's strategic goals. The Committee has determined these initial threshold and maximum vesting levels after considering the Company's historic performance, future plans and on the basis of external advice. The Committee considers that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting in the light of the Group's diverse business. These target levels will be kept under periodic review by the Committee. There will be no retesting of either the TSR or EPS performance measures.

If shareholder approval is not obtained for the two new plans, the Committee intends to continue to operate the Deferred Share Scheme and the 1995 Scheme on a similar basis to 2003/04.

The Save-As-You-Earn Share Option Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price.

In the year to 31 July 2004, executive directors exercised share options and at 31 July 2004 held unexercised options as described in the table on pages 13 to 15.

There were no changes in the options held by directors between 31 July 2004 and 21 September 2004, save that Messrs Kinet, Langston and Lindh exercised SAYE options as described on page 12. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings and options to acquire shares in the Company.

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the Deferred Share Scheme and also defined benefit pension arrangements, was as follows:

	2004 £000	2003 £000
Fees, salaries and benefits	**3,839**	3,639
Performance-related bonuses	**2,541**	1,545
Gain from exercise of share options	**–**	7
Incremental loss from deferred share scheme exercises	**(42)**	(63)
Payments in lieu of pension contribution	**609**	591
	6,947	5,719

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2004 £000	2003 £000	2004 £000	2004 £000	2004 £000	2004 £000	2003 £000
Former Chairman							
K Orrell-Jones	**240**	210	**22**	**-**	**-**	**262**	237
Chief Executive							
K O Butler-Wheelhouse	**757**	735	**61**	**777**	**379**	**1,974**	1,682
Executive directors							
J Ferrie	**366**	355	**70**	**354**	**146**	**936**	784
L H N Kinet	**335**	325	**172**	**251**	**84**	**842**	705
J Langston	**335**	325	**34**	**252**	**-**	**621**	568
D P Lillycrop	**319**	310	**57**	**286**	**-**	**662**	530
E Lindh	**335**	325	**23**	**321**	**-**	**679**	493
A M Thomson	**407**	395	**36**	**300**	**-**	**743**	611
Non-executive directors							
Sir Nigel Broomfield	**40**	30	**-**	**-**	**-**	**40**	30
D H Brydon (appointed 19/04/04)	**23**	-	**-**	**-**	**-**	**23**	-
Sir Colin Chandler	**80**	65	**-**	**-**	**-**	**80**	65
J M Hignett (retired 12/11/02)	**-**	10	**-**	**-**	**-**	**-**	10
Sir Julian Horn-Smith	**42**	30	**-**	**-**	**-**	**42**	30
P J Jackson (appointed 01/12/03)	**27**	-	**-**	**-**	**-**	**27**	-
R W O'Leary	**40**	30	**-**	**-**	**-**	**40**	30
Lord Robertson (appointed 15/02/04)	**18**	-	**-**	**-**	**-**	**18**	-
	3,364	3,145	**475**	**2,541**	**609**	**6,989**	5,775

1. Shares which may be awarded under the Deferred Share Scheme are as set out in the directors' share options table on pages 13 to 15.

2. Mr Butler-Wheelhouse waives a small part of his payment in lieu of pension contribution in return for an equivalent contribution to the Smiths Industries Pension Scheme.

PENSIONS

	Age at 31 July 2004	Accrued entitlement at 31 July 2003 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2004 (A) £000	Transfer value of accrued benefits at 31 July 2003 (B) £000	The amount of (A – B) less contributions made by the director in 2004 £000	Accrued entitlement at 31 July 2004 £000
J Langston	54	125	6	12	2,094	1,802	286	141
D P Lillycrop	48	105	6	8	1,320	1,155	159	116
E Lindh	59	218	21	12	4,308	3,853	434	236
A M Thomson	57	152	26	21	3,057	2,542	489	177

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2004	31 July 2003
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	0*
K O Butler-Wheelhouse	**212,685**	156,715
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**51,939**	32,911
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0*
L H N Kinet	**9,968**	2,152
J Langston	**81,361**	63,270
D P Lillycrop	**70,043**	67,144
E Lindh	**91,410**	68,887
R W O'Leary	**0**	2,642
K Orrell-Jones	**3,226**	3,226
Lord Robertson of Port Ellen	**0**	0*
A M Thomson	**72,014**	62,178

*indicates holding at date of appointment

These interests include beneficial interests of the directors and their families in the Company's shares held in PEPs, ISAs, trusts and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the Company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the Company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements entered into following the merger of TI Group plc with the Company, which are expected to vest on or after 27 September 2004.

The Company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July and 21 September 2004 other than the exercise, on 4 August 2004, of options under the Smiths Industries 1982 SAYE Share Option Scheme by Messrs Kinet, Langston and Lindh, who each acquired 1,593 shares. Mr D J Challen held 2,000 shares on his appointment as a director on 21 September 2004.

SHARE OWNERSHIP
It is the Company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

SERVICE CONTRACTS
The Company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Mr Butler-Wheelhouse is employed under a service contract with the Company dated 26 September 2001. Mr Butler-Wheelhouse's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 62, increased from age 60 in November 2003), but may be terminated by 12 months' notice given by the Company or six months' notice given by Mr Butler-Wheelhouse. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(a) the salary Mr Butler-Wheelhouse would have received during the notice period;

(b) an amount equal to 50% of the maximum bonus potential that Mr Butler-Wheelhouse was entitled to receive under the executive bonus scheme for the then current bonus year;

(c) the annual cost to the Company of providing all other benefits to which Mr Butler-Wheelhouse is entitled under his contract, which has been pre-agreed as 10% of basic salary; and

(d) one year's payment in lieu of pension contribution.

Messrs Langston, Lillycrop, Lindh and Thomson are all employed under service contracts with the Company dated 26 September 2001. Each service contract is for an indefinite term ending automatically on the anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the Company or six months' notice given by the director concerned. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice on the same terms as those applicable to Mr Butler-Wheelhouse, save that the payment at item (d) is replaced by an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, for Mr Langston and Mr Lillycrop, the Company has given its irrevocable consent to early payment of their pension from age 50 and without actuarial reduction from age 55.

Mr Kinet is employed under a service contract with the Company dated 24 January 2000. Mr Kinet's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by either the Company or Mr Kinet.

Dr Ferrie is employed under a service contract with the Company dated 31 January 2000. Dr Ferrie's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the Company or six months' notice given by Dr Ferrie.

There are no specific termination provisions in Mr Kinet's or Dr Ferrie's service contracts. In case of early termination, the Company may be liable to pay an amount in damages, having regard to salary and other benefits the executive would have received had he served out his notice period and taking into account the executive's duty to mitigate his loss.

EXTERNAL APPOINTMENTS
Subject to the overriding requirements of the Company, the Committee is prepared to allow executive directors to accept external appointments where it considers that such appointments will contribute to the director's breadth of knowledge and experience. Directors are permitted to retain fees associated with such appointments.

The total amounts of fees earned in the year to 31 July 2004 by Mr Butler-Wheelhouse, Dr Ferrie, Mr Lindh and Mr Thomson in respect of non-executive directorships elsewhere were £41,952, £5,538, £24,000 and £38,851, respectively.

NON-EXECUTIVE DIRECTORS
Non-executive directors (excluding the Chairman) were paid fees totalling £270,000 in the year to 31 July 2004. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was increased from £30,000 per annum to £40,000 per annum; this was the first such increase since August 2000 and took account of an increased time commitment as well as market trends. The non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

AUDITABLE PART
The directors' remuneration tables and accompanying notes on pages 10 and 11, the directors' pensions table and accompanying notes on page 11, and the directors' share options table on pages 13 to 15 have been audited.

The Remuneration Report has been approved by the Board and signed on its behalf by:

SIR JULIAN HORN-SMITH

22 September 2004

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2004	Options held on 31 July 2003	Option data					Options exercised 2003/04				
		Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
K O Butler-Wheelhouse	95 ESOS	68,043	68,043	A	823.00p	25/10/96	25/10/99	25/10/06					
		83,540	83,540	A	934.00p	17/10/97	17/10/00	17/10/07					
		122,718	122,718	A	765.00p	21/10/98	21/10/01	21/10/08					
		16,806	16,806	A	858.50p	01/10/99	01/10/02	01/10/09					
		53,230	53,230	A	807.00p	01/12/00	01/12/03	01/12/10					
		47,800	47,800	A	790.00p	19/04/01	19/04/04	19/04/11					
		86,849	86,849	B	806.00p	09/04/02	09/04/05	09/04/12					
		86,848	86,848	C	806.00p	09/04/02	09/04/05	09/04/12					
		112,500	112,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		112,500	112,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		113,125	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		113,125	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,964	2,964		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	0	17,964		0.10p	04/12/00	04/12/03	04/11/07	25/05/04	17,964	0.10p	810.20p	699.00p
		38,758	38,758		0.10p	22/11/01	22/11/04	22/10/08					
		29,507	29,507		0.10p	24/10/02	24/10/05	24/09/09					
		45,396	0		0.10p	24/10/03	24/10/06	24/09/10					
J Ferrie	95 ESOS	55,424	55,424	A	765.00p	11/04/00	11/04/03	11/04/10					
		31,895	31,895	A	807.00p	01/12/00	01/12/03	01/12/10					
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		39,702	39,702	B	806.00p	09/04/02	09/04/05	09/04/12					
		39,702	39,702	C	806.00p	09/04/02	09/04/05	09/04/12					
		54,250	54,250	B	654.00p	02/10/02	02/10/05	02/10/12					
		54,250	54,250	C	654.00p	02/10/02	02/10/05	02/10/12					
		54,500	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		54,500	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07					
	DSS	22,438	22,438		0.10p	22/11/01	22/11/04	22/10/08					
		10,473	10,473		0.10p	24/10/02	24/10/05	24/09/09					
		19,028	0		0.10p	24/10/03	24/10/06	24/09/10					
L H N Kinet	95 ESOS	59,733	59,733	A	750.00p	31/03/00	31/03/03	31/03/10					
		33,308	33,308	A	807.00p	01/12/00	01/12/03	01/12/10					
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05					
		1,795	0		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	2,152	2,152		0.10p	24/10/02	24/10/05	24/09/09					
		7,816	0		0.10p	24/10/03	24/10/06	24/09/10					
J Langston	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05					
		1,795	0		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	9,147	9,147		0.10p	24/10/02	24/10/05	24/09/09					
		18,091	0		0.10p	24/10/03	24/10/06	24/09/10					
	TI 90 ESOS	14,264	14,264		1,097.82p	02/04/97	02/04/00	02/04/07					
		18,691	18,691		1,219.80p	08/09/97	08/09/00	08/09/07					
		14,756	14,756		1,026.67p	13/03/98	13/03/01	13/03/08					
		4,918	4,918		849.79p	06/08/98	06/08/01	06/08/08					
		51,401	51,401		943.31p	11/03/99	11/03/02	11/03/09					
	TI 99 ESOS	61,485	61,485		907.23p	24/05/99	24/05/02	24/05/09					
		98,376	98,376		661.23p	06/03/00	06/03/03	06/03/10					
		98,376	98,376		626.16p	31/03/00	31/03/03	31/03/10					

		Options held on 31 July 2004	Options held on 31 July 2003	Option data					Options exercised 2003/04				
		Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
D P Lillycrop	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12					
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12					
		47,500	47,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		47,500	47,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		47,750	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		47,750	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,539	1,539		645.00p	09/05/02	01/08/07	01/02/08					
		1,185	1,185		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	20,697	20,697		0.10p	22/11/01	22/11/04	22/10/08					
		8,876	8,876		0.10p	24/10/02	24/10/05	24/09/09					
		14,219	0		0.10p	24/10/03	24/10/06	24/09/10					
	TI 90 ESOS	0	2,459		846.74p	19/04/94	19/04/97	19/04/04					
		2,459	2,459		1,058.18p	15/04/96	15/04/99	15/04/06					
		11,067	11,067		1,121.20p	09/09/96	09/09/99	09/09/06					
		15,248	15,248		1,097.82p	02/04/97	02/04/00	02/04/07					
		19,675	19,675		1,219.80p	08/09/97	08/09/00	08/09/07					
		23,364	23,364		1,026.67p	13/03/98	13/03/01	13/03/08					
		17,953	17,953		849.79p	06/08/98	06/08/01	06/08/08					
		36,153	36,153		943.31p	11/03/99	11/03/02	11/03/09					
	TI 99 ESOS	61,731	61,731		907.23p	24/05/99	24/05/02	24/05/09					
		106,246	106,246		661.23p	06/03/00	06/03/03	06/03/10					
		106,246	106,246		626.16p	31/03/00	31/03/03	31/03/10					
E Lindh	84 ESOS	8,851	8,851		451.00p	21/10/94	21/10/97	21/10/04					
	95 ESOS	4,905	4,905	A	632.00p	20/12/95	20/12/98	20/12/05					
		18,814	18,814	A	823.00p	25/10/96	25/10/99	25/10/06					
		19,311	19,311	A	934.00p	17/10/97	17/10/00	17/10/07					
		35,015	35,015	A	765.00p	21/10/98	21/10/01	21/10/08					
		32,001	32,001	A	858.50p	01/10/99	01/10/02	01/10/09					
		36,631	36,631	A	750.00p	31/03/00	31/03/03	31/03/10					
		40,903	40,903	A	807.00p	01/12/00	01/12/03	01/12/10					
		29,400	29,400	A	790.00p	19/04/01	19/04/04	19/04/11					
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12					
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,593	1,593		608.00p	10/05/01	01/08/04	01/02/05					
		1,795	0		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	0	10,128		0.10p	04/12/00	04/12/03	04/11/07	17/03/04	10,128	0.10p	810.20p	655.00p
		11,610	11,610		0.10p	22/11/01	22/11/04	22/10/08					
		4,920	4,920		0.10p	24/10/02	24/10/05	24/09/09					
		12,395	0		0.10p	24/10/03	24/10/06	24/09/10					
A M Thomson	84 ESOS	62,500	62,500		480.00p	18/04/95	18/04/98	18/04/05					
	95 ESOS	20,569	20,569	A	632.00p	20/12/95	20/12/98	20/12/05					
		22,989	22,989	A	823.00p	25/10/96	25/10/99	25/10/06					
		21,590	21,590	A	934.00p	17/10/97	17/10/00	17/10/07					
		31,982	31,982	A	765.00p	21/10/98	21/10/01	21/10/08					
		24,790	24,790	A	858.50p	01/10/99	01/10/02	01/10/09					
		31,598	31,598	A	807.00p	01/12/00	01/12/03	01/12/10					
		26,250	26,250	A	790.00p	19/04/01	19/04/04	19/04/11					
		44,665	44,665	B	806.00p	09/04/02	09/04/05	09/04/12					
		44,665	44,665	C	806.00p	09/04/02	09/04/05	09/04/12					
		60,500	60,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		60,500	60,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		60,875	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		60,875	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07					
	DSS	0	4,849		0.10p	20/10/97	20/10/00	20/09/04	07/07/04	4,849	0.10p	840.00p	703.50p
		7,272	7,272		0.10p	17/11/98	17/11/01	17/10/05					
		6,190	6,190		0.10p	03/11/99	03/11/02	03/10/06					
		9,555	9,555		0.10p	04/12/00	04/12/03	04/11/07					
		16,584	16,584		0.10p	22/11/01	22/11/04	22/10/08					
		10,652	10,652		0.10p	24/10/02	24/10/05	24/09/09					
		15,709	0		0.10p	24/10/03	24/10/06	24/09/10					

Key

84 ESOS	The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS	The Smiths Industries 1995 Executive Share Option Scheme
SAYE	The Smiths Industries 1982 SAYE Share Option Scheme
DSS	The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS	The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS	The TI Group 1999 Executive Share Option Scheme

Performance tests

A	Total Shareholder Return of the Company versus the Total Return of FTSE General Industrials Index
B	EPS growth versus UK RPI Index + 3% per annum
C	EPS growth versus UK RPI Index + 4% per annum

* The Vesting Dates shown above in respect of options granted under the Smiths Industries 1995 Executive Share Option Scheme are subject to the relevant performance test being passed.

** Market price of a Smiths share at date of grant (if different from exercise price). The exercise price of options under the Smiths Industries 1982 SAYE Share Option Scheme is set at 20% less than the mid-market closing price of a Smiths share on the business day preceding the date of grant. The market prices for Deferred Share Scheme options are actual prices paid for the matching shares purchased by the optionholders.

† Mid-market closing quotation from the London Stock Exchange Daily Official List.

Notes

The high and low market closing prices of the ordinary shares during the period 1 August 2003 to 31 July 2004 were 800p and 606p respectively.

The mid-market price on 31 July 2003 was 732p and on 31 July 2004 was 730p.

Of the 4.341m shares under options granted to directors under the executive and savings-related share option schemes operated by the Company, 2.113m shares were granted at exercise prices above the market price of a Smiths Group share on 21 September 2004 (724.5p) and 2.228m shares were at exercise prices below the market price on that date.

None of the options listed above was subject to any payment on grant.

An option granted to Mr D P Lillycrop under the TI Group (1990) Executive Share Option Scheme lapsed on 19 April 2004; no other options held by any director lapsed during the period 1 August 2003 to 31 July 2004.

Messrs Kinet, Langston and Lindh each exercised their 10 May 2001 Issue SAYE options on 4 August 2004; otherwise no options have been granted or exercised or have lapsed during the period 31 July to 21 September 2004.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share exceeding the UK RPI plus a fixed percentage. There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

Deferred Share Scheme options were granted on 24 October 2003 at an Exercise Price of 0.1p per share and match shares purchased in the market by the grantee on that day. At 31 July 2004 the trustee of the Deferred Share Scheme held 677,989 shares for the benefit of senior executives (including the directors as disclosed above). The market value of these shares at that date was £4.959m and dividends of approximately £151,325 were waived in the year in respect of the shares.

Special provisions permit early exercise of options in the event of retirement; redundancy; death; etc.

No other director held any options over the Company's shares during the period 1 August 2003 to 31 July 2004.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the year, and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SMITHS GROUP PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheet, the cash-flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ('the auditable part').

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Statutory Reports and Accounts, comprising the Annual Review 2004 and the Directors' Report and Financial Statements 2004, in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Statutory Reports and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Annual Review 2004, the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Statement of Directors' Responsibilities and the Five Year Review.

We review whether the Corporate Governance statement in the Directors' Report reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 July 2004 and of the profit and cash-flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London

22 September 2004

NOTES

(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 July 2004					Year ended 31 July 2003				
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations		**2,649.4**				**2,649.4**	2,629.2				2,629.2
Acquisitions		**29.0**				**29.0**					
Discontinued businesses			**55.0**			**55.0**		426.9			426.9
Turnover	1 & 2	**2,678.4**	**55.0**			**2,733.4**	2,629.2	426.9			3,056.1
Continuing operations		**356.6**		**(35.6)**	**(30.9)**	**290.1**	371.9		(32.4)		339.5
Acquisitions		**3.5**		**(1.5)**		**2.0**					
Discontinued businesses			**2.2**	**(1.9)**		**0.3**		51.9	(11.7)		40.2
Operating profit	4	**360.1**	**2.2**	**(39.0)**	**(30.9)**	**292.4**	371.9	51.9	(44.1)		379.7
Exceptional items											
– exceptional property profit	5				**12.1**	**12.1**					
– profit on disposal of businesses	5				**7.8**	**7.8**				14.5	14.5
– write-down of goodwill on anticipated future disposal										(137.0)	(137.0)
Profit before interest and tax		**360.1**	**2.2**	**(39.0)**	**(11.0)**	**312.3**	371.9	51.9	(44.1)	(122.5)	257.2
Net interest payable	6	**(13.0)**	**(2.4)**			**(15.4)**	(20.3)	(17.3)			(37.6)
Other finance income/(costs) – retirement benefits	6	**3.2**				**3.2**	(2.2)				(2.2)
Profit/(loss) before taxation		**350.3**	**(0.2)**	**(39.0)**	**(11.0)**	**300.1**	349.4	34.6	(44.1)	(122.5)	217.4
Taxation	8	**(92.8)**		**4.4**	**1.2**	**(87.2)**	(94.3)	(9.4)	3.9	(5.3)	(105.1)
Profit/(loss) after taxation		**257.5**	**(0.2)**	**(34.6)**	**(9.8)**	**212.9**	255.1	25.2	(40.2)	(127.8)	112.3
Minority interests							(0.5)	(0.3)			(0.8)
Profit/(loss) for the period		**257.5**	**(0.2)**	**(34.6)**	**(9.8)**	**212.9**	254.6	24.9	(40.2)	(127.8)	111.5
Dividends	9	**(151.6)**				**(151.6)**	(145.4)				(145.4)
Retained profit/(loss)		**105.9**	**(0.2)**	**(34.6)**	**(9.8)**	**61.3**	109.2	24.9	(40.2)	(127.8)	(33.9)
Earnings/(loss) per share	10										
Basic		**45.9p**		**(6.2p)**	**(1.7p)**	**38.0p**	45.6p	4.5p	(7.2p)	(22.9p)	20.0p
Diluted		**45.8p**		**(6.2p)**	**(1.7p)**	**37.9p**	45.5p	4.5p	(7.2p)	(22.9p)	19.9p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004 £m	2003 £m
Profit for the financial year attributable to shareholders	**212.9**	111.5
Exchange (loss)/gain	**(45.0)**	14.7
Taxation recognised on exchange (losses)/gains:		
Current – United Kingdom	**(0.4)**	5.3
Deferred – United States		3.7
FRS17 – Retirement Benefits:		
Actuarial gains/(losses) on retirement benefit schemes – gross	**145.5**	(258.6)
Deferred tax (charge)/credit related thereto	**(39.3)**	73.4
	273.7	(50.0)

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

Notes on pages 20 to 43 form part of these accounts.

BALANCE SHEETS

		Consolidated		Company	
	Note	31 July 2004 £m	31 July 2003 (restated) £m	31 July 2004 £m	31 July 2003 £m
Fixed assets					
Intangible assets	13	**728.2**	830.2		
Tangible assets	14	**423.5**	557.6	**26.1**	64.0
Investments and advances – TI Automotive Limited preference shares	16	**325.0**	325.0		
– other	16	**2.3**	2.8	**2,276.3**	2,104.1
		1,479.0	1,715.6	**2,302.4**	2,168.1
Current assets					
Stocks	17	**423.5**	489.5		62.3
Debtors – amounts falling due within one year	18	**620.4**	662.6	**15.8**	113.1
– amounts falling due after more than one year	18	**9.2**	10.8	**3.7**	2.5
Cash at bank and on deposit	21	**449.2**	82.0	**168.2**	89.9
		1,502.3	1,244.9	**187.7**	267.8
Creditors: amounts falling due within one year	20	**(1,077.1)**	(912.7)	**(594.5)**	(580.1)
Net current assets/(liabilities)		**425.2**	332.2	**(406.8)**	(312.3)
Total assets less current liabilities		**1,904.2**	2,047.8	**1,895.6**	1,855.8
Creditors: amounts falling due after more than one year	20	**(499.6)**	(754.4)	**(309.7)**	(558.4)
Provisions for liabilities and charges	24	**(120.0)**	(116.0)	**(5.5)**	(20.8)
Net assets excluding pension assets/liabilities		**1,284.6**	1,177.4	**1,580.4**	1,276.6
Pension assets	11	**72.7**	25.3		
Retirement benefit liabilities	11	**(234.8)**	(333.7)	**(39.9)**	(38.7)
Net assets including pension assets/liabilities		**1,122.5**	869.0	**1,540.5**	1,237.9
Capital and reserves					
Called up share capital	27	**140.3**	139.8	**140.3**	139.8
Share premium account	28	**183.0**	170.0	**183.0**	170.0
Revaluation reserve	28	**1.7**	2.6	**0.5**	0.5
Merger reserve	28	**234.8**	234.8	**180.5**	180.5
Profit and loss account	28	**562.7**	310.0	**1,036.2**	747.1
Shareholders' equity	29	**1,122.5**	857.2	**1,540.5**	1,237.9
Minority equity interests			11.8		
Capital employed		**1,122.5**	869.0	**1,540.5**	1,237.9

The consolidated balance sheet at 31 July 2003 has been restated to reflect the requirements of the Urgent Issues Task Force Abstract 38 (see note 29).

The accounts on pages 17 to 43 were approved by the Board of Directors on 22 September 2004 and were signed on its behalf by:

KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

ALAN M THOMSON
FINANCIAL DIRECTOR

CASH-FLOW STATEMENT

	Note	Year ended 31 July 2004 £m	Year ended 31 July 2003 £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		**292.4**	379.7
Exceptional items		**30.9**	
Operating profit before exceptional items		**323.3**	379.7
Goodwill amortisation		**39.0**	44.1
Depreciation		**72.1**	88.9
Retirement benefits		**(22.9)**	(4.6)
Increase in stocks		**(2.4)**	(1.6)
Increase in debtors		**(78.8)**	(55.8)
Increase in creditors		**52.6**	15.8
Net cash inflow from normal operating activities		**382.9**	466.5
Exceptional restructuring expenditure		**(23.0)**	(22.8)
Net cash inflow from operating activities		**359.9**	443.7

Cash-flow statement

	Note	Year ended 31 July 2004 £m	Year ended 31 July 2003 £m
Net cash inflow from operating activities		**359.9**	443.7
Returns on investments and servicing of finance	22c	**10.5**	(26.1)
Tax paid		**(61.5)**	(60.8)
Capital expenditure (less asset sale proceeds)	14	**(53.9)**	(86.3)
		255.0	270.5
Acquisitions and disposals	25 & 26	**291.4**	(92.0)
Equity dividends paid		**(145.6)**	(142.5)
Management of liquid resources	21	**(383.7)**	2.3
Financing	21	**21.2**	(68.7)
Increase/(decrease) in cash		**38.3**	(30.4)
Reconciliation to net debt			
Net debt at 1 August		**(715.1)**	(725.2)
Increase/(decrease) in cash		**38.3**	(30.4)
Increase/(decrease) in short-term deposits	21	**383.7**	(2.3)
(Increase)/decrease in other borrowings	21	**(10.9)**	73.4
Loan note repayments	21	**2.9**	1.2
Term debt acquired with acquisitions			(13.1)
Exchange gain/(loss)		**28.4**	(18.7)
Net debt at 31 July	21	**(272.7)**	(715.1)

Notes on pages 20 to 43 form part of these accounts.

ACCOUNTING POLICIES

ACCOUNTING CONVENTION
The accounts have been prepared in accordance with the Companies Act 1985, as amended and with all applicable financial reporting and accounting standards under the historical cost convention modified to include the revaluation of certain properties.

BASIS OF CONSOLIDATION
The consolidated financial statements include those of the parent company and its subsidiary undertakings.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition. Disposals are consolidated until the date of disposal.

Up to 1 August 1998, goodwill arising on consolidation was set against reserves in the year of acquisition. Goodwill impairment on prospective disposals is recognised through the Profit and Loss Account.

Goodwill arising from acquisitions after 1 August 1998 is capitalised at cost, and amortised on a straight-line basis over an estimated useful economic life of up to 20 years.

TURNOVER
Turnover represents the invoiced amount of goods sold and services provided during the year, after the deduction of trade discounts and sales related taxes, and the value of work undertaken during the year on long-term contracts.

RESEARCH AND DEVELOPMENT
Expenditure, other than that recoverable from third parties, is written off in the year in which it is incurred.

FIXED ASSETS
Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%, Short leasehold property – over the period of the lease, Plant, machinery, etc. – 10% to 20%, Motor vehicles – 25%, Tools and other equipment – 10% to 33%.

Fixed assets held under finance leases are capitalised and depreciated in accordance with the Company's depreciation policy. The capital element of future lease payments is included in creditors.

Payments made under operating leases are charged to the profit and loss account as incurred over the term of the lease.

FREEHOLD PROPERTIES
These financial statements include certain properties at 1974 valuation, less depreciation on the enhanced values calculated in accordance with the policy set out above. The directors have decided to invoke the transitional provisions of FRS15 – Tangible Fixed Assets, and do not intend to revalue these properties every year.

LEASED PROPERTIES
Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

STOCKS
Stocks and work in progress are valued at cost, including related production overheads, reduced to estimated net realisable value where appropriate. Profit is taken on long-term contracts by reference to the work completed. Provision for losses is made as soon as they are recognised.

FINANCIAL INSTRUMENTS
Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Discounts, premia and related costs of issue are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates and foreign exchange rates.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument.

Foreign currency assets and liabilities covered by forward contracts are translated at the contract rates of exchange. Other assets and liabilities in foreign currencies are translated at closing rates.

FOREIGN CURRENCIES
The profit and loss accounts of overseas subsidiaries are translated into sterling at average rates of exchange for the year.

Exchange adjustments arising from the retranslation of opening net assets in overseas subsidiaries and their results for the year at closing rates, and the translation of foreign currency borrowings to match overseas investments, are taken to the statement of total recognised gains and losses. All other exchange gains and losses are taken to the profit and loss account.

TAXATION
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as disclosed in the financial statements, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

POST-RETIREMENT BENEFITS
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at year-end AA corporate bond interest rates.

Amounts charged in respect of defined contribution schemes are the contributions payable in the year.

NOTES TO THE ACCOUNTS

1 ANALYSES OF TURNOVER, PROFIT AND ASSETS (ORDINARY ACTIVITIES)

	Turnover		Profit		Assets	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 (restated) £m
Market						
Aerospace	**1,005.8**	998.2	**99.7**	105.5	**520.6**	587.5
Detection	**317.1**	273.3	**55.6**	70.6	**330.8**	311.1
Medical	**487.7**	486.1	**91.6**	87.9	**341.2**	385.4
Specialty Engineering	**867.8**	871.6	**113.2**	107.9	**364.7**	451.7
	2,678.4	2,629.2	**360.1**	371.9	**1,557.3**	1,735.7
Discontinued businesses	**55.0**	426.9	**2.2**	51.9		145.0
	2,733.4	3,056.1	**362.3**	423.8	**1,557.3**	1,880.7
Goodwill amortisation			**(39.0)**	(44.1)		
Exceptional items			**(11.0)**	(122.5)		
Net interest/net borrowings			**(15.4)**	(37.6)	**(272.7)**	(715.1)
Retirement benefits – net finance income/(costs)			**3.2**	(2.2)		
– net liabilities					**(162.1)**	(308.4)
Profit before tax/net assets			**300.1**	217.4	**1,122.5**	857.2
Geographical origin						
United Kingdom	**784.9**	762.3	**46.0**	52.6	**306.7**	522.5
North America	**1,472.6**	1,513.3	**221.0**	241.4	**923.5**	847.8
Europe	**471.7**	399.6	**69.5**	58.0	**268.4**	322.9
Other overseas	**188.6**	165.1	**23.6**	19.9	**58.7**	42.5
Inter-company	**(239.4)**	(211.1)				
	2,678.4	2,629.2	**360.1**	371.9	**1,557.3**	1,735.7

Operating profit from continuing activities after exceptional items amounted to £292.1m (2003 £339.5m) after charging goodwill amortisation of £37.1m (2003 £32.4m) and exceptional items of £30.9m (2003 £nil).

Net assets for 2003 have been restated after deducting £5.4m relating to the Company's own shares held by Employee Ownership Plan (ESOP) Trusts (note 16).

The above segmental analyses include the following contributions from acquisitions made during the year:

	Turnover £m	Profit £m
Market		
Aerospace	**15.8**	**1.7**
Detection	**4.4**	**0.4**
Medical	**1.3**	**0.5**
Specialty Engineering	**7.5**	**0.9**
	29.0	**3.5**
Geographical origin		
United Kingdom	**2.3**	**0.1**
North America	**26.8**	**3.4**
Europe	**0.2**	
Inter-company	**(0.3)**	
	29.0	**3.5**

Goodwill amortisation of £39.0m comprised:

	Continuing activities £m	Acquisitions £m	Discontinued businesses £m	2004 Total £m	2003 Total £m
Aerospace	11.0	0.5		**11.5**	13.2
Detection	13.5	0.5		**14.0**	9.4
Medical	3.8	0.1		**3.9**	3.9
Specialty Engineering	7.3	0.4	1.9	**9.6**	17.6
	35.6	1.5	1.9	**39.0**	44.1

2 ANALYSIS OF TURNOVER BY DESTINATION (ORDINARY ACTIVITIES)

	2004 £m	2003 £m
United Kingdom	**333.4**	319.5
North America	**1,458.7**	1,497.0
Europe	**497.1**	477.3
Japan	**89.2**	95.0
Other overseas	**300.0**	240.4
	2,678.4	2,629.2
Discontinued businesses	**55.0**	426.9
	2,733.4	3,056.1

3 ANALYSIS OF COSTS

	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	2004 Total £m	2003 Total £m
Cost of sales						
Continuing operations	1,583.2			7.1	**1,590.3**	1,568.4
Acquisitions	20.9				**20.9**	
	1,604.1			7.1	**1,611.2**	1,568.4
Discontinued businesses		34.2			**34.2**	247.1
	1,604.1	34.2		7.1	**1,645.4**	1,815.5
Sales and distribution costs						
Continuing operations	279.3			1.1	**280.4**	286.1
Acquisitions	1.7				**1.7**	
	281.0			1.1	**282.1**	286.1
Discontinued businesses		7.2			**7.2**	51.1
	281.0	7.2		1.1	**289.3**	337.2
Administrative expenses						
Continuing operations	430.3		35.6	22.7	**488.6**	435.2
Acquisitions	2.9		1.5		**4.4**	
	433.2		37.1	22.7	**493.0**	435.2
Discontinued businesses		11.4	1.9		**13.3**	88.5
	433.2	11.4	39.0	22.7	**506.3**	523.7

4 OPERATING PROFIT IS AFTER CHARGING

	2004 £m	2003 £m
Goodwill amortisation	**39.0**	44.1
Depreciation of fixed assets	**72.1**	88.9
Research and development expenditure	**136.8**	129.7
Operating leases – land and buildings	**21.9**	21.6
– other	**8.7**	8.6
Amounts paid to PricewaterhouseCoopers LLP:		
Audit fees – parent	**0.1**	0.1
– other	**3.4**	3.8
Other assurance services – due diligence	**0.3**	
– vendor assistance	**0.2**	0.7
– other	**0.2**	0.1
Taxation – compliance services	**0.2**	0.2
– advisory services	**2.1**	0.2
Other fees	**0.1**	

5 EXCEPTIONAL ITEMS

a) Operating

Exceptional restructuring costs:

	2004 £m	2003 £m
Aerospace	**15.2**	
Detection	**3.1**	
Medical	**12.6**	
	30.9	

A restructuring programme has been initiated which will give rise to exceptional charges spread over 2004 and 2005, of which £30.9m has been charged in this period. The costs relate to improving competitiveness in Aerospace; the rationalisation of distribution and manufacturing in Medical; and the complete integration of the X-ray and trace detection activities in Detection.

b) Non-operating

	2004 £m	2003 £m
Exceptional property profit	**12.1**	
Gain on disposal of businesses (note 26)	**7.8**	14.5
	19.9	14.5

6 NET INTEREST PAYABLE

	2004 £m	2003 £m
Interest receivable	**17.5**	3.3
Other financing gains	**9.3**	7.5
Interest payable:		
Bank loans and overdrafts repayable within five years	**(7.0)**	(14.1)
Other loans repayable within five years	**(10.1)**	(12.7)
Other loans repayable in more than five years	**(25.0)**	(21.5)
Finance leases	**(0.1)**	(0.1)
	(15.4)	(37.6)
Other finance income/(costs): retirement benefits		
Expected return on pension scheme assets	**163.4**	152.7
Interest on retirement benefit liabilities	**(160.2)**	(154.9)
	3.2	(2.2)

Interest is allocated to discontinued businesses on the basis of net proceeds receivable.

7 PROFIT ATTRIBUTABLE TO THE PARENT COMPANY

Profits for the financial year of £438.1m (2003 £854.2m) were recorded in the accounts of Smiths Group plc. The directors have taken advantage of the exemption afforded by Section 230 of the Companies Act 1985 not to present a separate profit and loss account for the parent company.

8 TAXATION

	2004 £m	2003 £m
Taxation on the profit for the year		
UK corporation tax at 30% (2003 30%)	**39.3**	27.8
Double taxation relief	**(49.2)**	(13.8)
	(9.9)	14.0
Overseas taxation	**82.2**	76.4
	72.3	90.4
Tax relief on exceptional items – restructuring charges and property disposal (note 5)	**(5.8)**	
Current taxation	**66.5**	90.4
Deferred taxation		
On ordinary and discontinued activities	**16.1**	9.4
On exceptional items – disposal of businesses	**4.6**	5.3
	20.7	14.7
Tax charge for the year	**87.2**	105.1

The deferred tax charge for the year arises from the origination and reversal of timing differences.

Tax reconciliation		
Profit before taxation	**300.1**	217.4
Effective taxation at 30%	**90.0**	65.2
Effect of higher overseas rates of tax	**8.8**	9.9
Effect of reversal of timing differences	**(20.7)**	(14.7)
Global tax incentives	**(13.8)**	(11.8)
Tax relief on employee share schemes		(0.3)
Tax effect of exceptional charges	**2.2**	42.1
Current tax charge for the year	**66.5**	90.4

9 DIVIDENDS

	2004 £m	2003 £m
Ordinary interim paid 8.75p per share (2003 8.75p)	**49.1**	48.9
Ordinary final proposed 18.25p per share (2003 17.25p)	**102.5**	96.5
	151.6	145.4

10 EARNINGS PER SHARE

	2004	2003
Separate figures are given for earnings per share related to the weighted average number of shares in issue:		
Basic	**560,656,310**	558,610,819
Effect of dilutive share options	**893,394**	838,286
Diluted	**561,549,704**	559,449,105

11 POST-RETIREMENT BENEFITS

Smiths operates a number of pension schemes throughout the world. The principal schemes are in the United Kingdom and in the United States and are of the defined benefit type, with assets held in separate trustee-administered funds. From 1 January 2004 the UK schemes introduced a new revalued career average benefit structure for new members.

Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with FRS17 – Retirement Benefits. The most recent actuarial valuations of the two principal UK schemes were performed using the Projected Unit Method as at 31 March 2003 and 5 April 2003. The most recent valuations of the principal US pension and post-retirement healthcare plans were performed at 1 January 2004. These valuations have been updated by independent qualified actuaries for the purposes of FRS17 in order to assess the liabilities of the schemes as at 31 July 2004. Scheme assets are stated at their market values at 31 July 2004.

Contributions to these schemes are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' working lives.

The Group provides a defined contribution (401K) plan for its USA employees.

The disclosures relate to all defined benefit retirement plans in the United Kingdom and the United States. Defined benefit plans in other territories, most of which are unfunded, have net pension liabilities of £14.2m (2003 £27.4m, including £12.5m for Polymer Sealing Solutions, sold in September 2003). No additional disclosure is given in respect of these plans on grounds of their immateriality. The principal assumptions used in updating the valuations are set out below.

	2004		2003		2002	
	UK	USA	UK	USA	UK	USA
Rate of increase in salaries	**3.6%**	**3.75%**	4.2%	4.0%	3.9%	4.2%
Rate of increase in pensions	**2.8%**	**n/a**	2.8%	n/a	2.5%	n/a
Discount rate	**5.7%**	**6.25%**	5.5%	6.5%	6.0%	7.0%
Inflation rate	**2.6%**	**2.75%**	2.7%	3.0%	2.4%	3.3%
Healthcare cost increases	**5.0%**	*	5.0%	**	5.0%	***

*10% per annum reducing by 1% per annum to 5% per annum in 2010
**10% per annum reducing by 1% per annum to 5% per annum in 2009
***10% per annum reducing by 1% per annum to 5% per annum in 2008

11 POST-RETIREMENT BENEFITS continued

The assets in the schemes and the expected rates of return as at 31 July were:

	2004				2003				2002			
	UK schemes		US schemes		UK schemes		US schemes		UK schemes		US schemes	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	**8.25%**	**1,124.4**	**9.0%**	**170.1**	8.25%	1,026.0	9.0%	183.9	8.25%	827.9	9.0%	158.1
Government bonds	**5.2%**	**644.3**	**5.25%**	**58.7**	4.8%	622.2	5.5%	46.7	4.9%	810.2	5.5%	38.7
Corporate bonds	**5.7%**	**225.1**	**6.25%**	**58.7**	5.5%	340.6	6.5%	55.5	6.0%	251.1	7.0%	54.6
Property	**7.25%**	**123.0**	**n/a**	**n/a**	7.25%	115.9	n/a	n/a	7.25%	115.8	n/a	n/a
Other	**5.0%**	**145.5**	**3.0%**	**8.2**	3.5%	69.1	3.0%	8.1	4.9%	78.2	3.5%	10.1
Total market value		**2,262.3**		**295.7**		2,173.8		294.2		2,083.2		261.5
Present value of funded pension scheme liabilities		**(2,320.0)**		**(366.1)**		(2,392.7)		(383.5)		(2,075.4)		(354.9)
(Deficit)/surplus		**(57.7)**		**(70.4)**		(218.9)		(89.3)		7.8		(93.4)
Unfunded pension plans		**(27.3)**		**(4.1)**		(26.8)		(4.7)		(19.7)		(4.5)
Post-retirement healthcare		**(18.9)**		**(68.9)**		(20.4)		(93.1)		(15.5)		(78.7)
		(103.9)		**(143.4)**		(266.1)		(187.1)		(27.4)		(176.6)
Related deferred tax asset		**25.5**		**59.7**		73.7		71.1		8.2		67.1
Net pension liability		**(78.4)**		**(83.7)**		(192.4)		(116.0)		(19.2)		(109.5)

At 31 July 2004, the net UK pension liability of £78.4m represented, net of related deferred tax, individual plan surpluses of £72.7m (2003 £25.3m) and deficits of £113.1m (2003 £178.5m) in funded pension plans and unfunded pension/post-retirement healthcare balances of £38.0m (2003 £39.2m). The liability of the US post-retirement healthcare plans has been reduced by US$25m to allow for the federal subsidy, under the US Medicare Prescription Drug Improvement and Modernization Act of 2003, to sponsors of such plans that are actuarially equivalent to Medicare Part D. All US plans were in deficit at 31 July 2003 and 31 July 2004.

The effect of retirement benefits calculated in accordance with FRS17 is included in the financial statements as follows:

Profit and Loss Account

	2004			2003		
	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Amounts charged to operating profit						
Current service cost	**31.5**	**12.8**	**2.8**	31.3	12.7	2.1
Past service cost/(credit)	**0.4**	**(0.1)**		1.3		0.2
Total operating charge	**31.9**	**12.7**	**2.8**	32.6	12.7	2.3
Exceptional items						
Curtailment gains – on disposal of Polymer	**(13.1)**					
– other disposals	**(0.5)**			(1.5)		
Amounts charged/(credited) to other finance charges						
Expected return on pension scheme assets	**(142.5)**	**(20.9)**		(132.7)	(20.0)	
Interest on pension scheme liabilities	**128.9**	**22.9**	**8.4**	122.6	24.5	7.8
Net financing return	**(13.6)**	**2.0**	**8.4**	(10.1)	4.5	7.8
Total charged to profit and loss account	**4.7**	**14.7**	**11.2**	21.0	17.2	10.1

11 POST-RETIREMENT BENEFITS continued

Analysis of amount recognised in Statement of Total Recognised Gains and Losses (STRGL)

	2004			2003		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Actual return less expected return on pension scheme assets	**14.0**	**10.7**		3.6	8.4	
Experience gains/(losses) arising on the scheme liabilities	**4.2**	**1.4**	**25.6**	29.6	3.9	(6.8)
Changes in assumptions underlying the present value of the scheme liabilities	**103.9**	**(8.5)**	**(5.8)**	(256.0)	(22.8)	(18.5)
Actuarial gains/(losses) recognised in the STRGL	**122.1**	**3.6**	**19.8**	(222.8)	(10.5)	(25.3)
Movement in surplus during the year:						
(Deficit)/surplus at beginning of year	**(218.9)**	**(89.3)**	**(145.0)**	7.8	(93.4)	(118.4)
Current service cost	**(31.5)**	**(12.8)**	**(2.8)**	(31.3)	(12.7)	(2.1)
Employer contributions	**43.8**	**20.1**	**6.4**	17.1	29.0	6.1
Past service costs	**(0.4)**	**0.1**		(1.3)		(0.2)
Curtailments	**13.6**			1.5		
Other finance income/(costs)	**13.6**	**(2.0)**	**(8.4)**	10.1	(4.5)	(7.8)
Actuarial gain/(loss) recognised in STRGL	**122.1**	**3.6**	**19.8**	(222.8)	(10.5)	(25.3)
Exchange		**9.9**	**10.8**		2.8	2.7
Deficit at end of year	**(57.7)**	**(70.4)**	**(119.2)**	(218.9)	(89.3)	(145.0)

Cash contributions

The Company contributions to the funded defined benefit pension plans for 2004 totalled £63.9m (2003 £46.1m) and slightly lower contributions will be made in 2005.

History of experience gains and losses

	2004			2003			2002		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK	US	UK & US	UK	US	UK & US	UK	US	UK & US
Difference between the expected and actual return on scheme assets:									
Amount (£m)	**14.0**	**10.7**		3.6	8.4		(307.1)	(61.6)	
Percentage of scheme assets	**1%**	**3%**		0%	3%		(15)%	(22)%	
Experience gains/(losses) on the scheme liabilities									
Amount (£m)	**4.2**	**1.4**	**25.6**	29.6	3.9	(6.8)	54.6	1.6	(9.1)
Percentage of scheme liabilities	**0%**	**0%**	**21%**	1%	1%	(5)%	3%	0%	(8)%
Total amount recognised in Statement of Total Recognised Gains and Losses (STRGL)									
Amount (£m)	**122.1**	**3.6**	**19.8**	(222.8)	(10.5)	(25.3)	(334.8)	(76.3)	(15.9)
Percentage of scheme liabilities	**5%**	**1%**	**17%**	(9)%	(3)%	(17)%	(16)%	(22)%	(13)%

12 EMPLOYEES

	2004 £m	2003 £m
Staff costs during the year		
Wages and salaries	**743.3**	828.7
Social Security	**80.5**	93.1
Pension costs (including defined contribution schemes)	**57.5**	53.3
	881.3	975.1

The average number of persons employed was:

	2004	2003
Aerospace	**9,021**	8,951
Detection	**1,651**	1,312
Medical	**5,299**	4,914
Specialty Engineering (2003 included 5,400 in respect of the Polymer business)	**10,758**	16,233
	26,729	31,410

Details of directors' remuneration are given on pages 8 to 15.

13 INTANGIBLE FIXED ASSETS

	£m
Goodwill	
Cost	
At 1 August 2003	979.2
Acquired during the year	172.6
Adjustments to prior year acquisitions	6.2
Disposals during the year	(240.8)
Exchange adjustments	(61.2)
At 31 July 2004	**856.0**
Amortisation	
At 1 August 2003	149.0
Disposals during the year	(47.6)
Charge for the year	39.0
Exchange adjustments	(12.6)
At 31 July 2004	**127.8**
Net book value at 31 July 2004	**728.2**
Net book value at 1 August 2003	830.2

14 TANGIBLE FIXED ASSETS

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Consolidated				
Cost or valuation				
At 1 August 2003	299.3	663.9	438.8	1,402.0
Exchange adjustments	(15.6)	(39.8)	(24.1)	(79.5)
Additions	9.2	41.9	29.0	80.1
Acquisitions	1.4	26.7	4.6	32.7
Disposals	(12.1)	(16.7)	(17.6)	(46.4)
Business disposals	(47.0)	(158.7)	(50.9)	(256.6)
At 31 July 2004	235.2	517.3	379.8	1,132.3
Depreciation				
At 1 August 2003	94.4	431.3	318.7	844.4
Exchange adjustments	(6.4)	(26.2)	(17.8)	(50.4)
Charge for the year	6.7	32.3	33.1	72.1
Acquisitions	0.9	19.2	3.2	23.3
Disposals	(5.1)	(15.8)	(16.1)	(37.0)
Business disposals	(14.8)	(97.6)	(31.2)	(143.6)
At 31 July 2004	75.7	343.2	289.9	708.8
Net book value at 31 July 2004	**159.5**	**174.1**	**89.9**	**423.5**
Net book value at 1 August 2003	204.9	232.6	120.1	557.6
Company				
Cost or valuation				
At 1 August 2003	23.7	66.0	101.0	190.7
Additions	0.6	5.6	4.8	11.0
Transfers	3.0	(70.4)	(99.3)	(166.7)
Disposals		(0.9)	(3.3)	(4.2)
At 31 July 2004	27.3	0.3	3.2	30.8
Depreciation				
At 1 August 2003	3.5	42.4	80.8	126.7
Transfers	(0.4)	(45.5)	(83.4)	(129.3)
Charge for the year	0.5	4.0	6.6	11.1
Disposals		(0.8)	(3.0)	(3.8)
At 31 July 2004	3.6	0.1	1.0	4.7
Net book value at 31 July 2004	**23.7**	**0.2**	**2.2**	**26.1**
Net book value at 1 August 2003	20.2	23.6	20.2	64.0

The book values of assets under finance leases included in plant and machinery were:

	Cost £m	Depreciation £m	Net book value £m
2004	**4.2**	**(3.9)**	**0.3**
2003	5.1	(4.5)	0.6

14 TANGIBLE FIXED ASSETS continued

	Consolidated		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Land and buildings				
Cost	**231.7**	292.9	**27.3**	23.2
Valuation 1974	**3.5**	6.4	**–**	0.5
	235.2	299.3	**27.3**	23.7
Freehold	**213.9**	274.1	**27.1**	23.2
Long leasehold	**1.0**	3.2	**0.2**	0.5
Short leasehold	**20.3**	22.0	**–**	
	235.2	299.3	**27.3**	23.7

If land and buildings had not been revalued they would have been included at the following amounts:

	Consolidated		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Cost	**233.0**	295.9	**27.3**	23.2
Aggregate depreciation	**75.2**	93.6	**–**	0.5

The Company's properties were revalued on the basis of open market valuation in 1974, and that valuation was incorporated into the financial statements. These values have been retained under the transitional provisions of FRS15, but the directors do not intend to adopt a policy of annual revaluations in the future. A quinquennial external revaluation of the Company's properties was carried out as at 31 July 2004 which disclosed a surplus of £55.3m over 31 July 2004 book values.

Capital expenditure – cash-flow		
Purchase of tangible fixed assets	**80.1**	94.2
Less: proceeds of disposals (including £18.3m relating to exceptional property disposals)	**(26.2)**	(7.9)
	53.9	86.3

15 CAPITAL COMMITMENTS

	2004 £m	2003 £m
Estimated commitments not included in the accounts		
Company	**–**	3.7
Subsidiaries	**18.0**	8.8
	18.0	12.5

16 INVESTMENTS AND ADVANCES

	Consolidated 2004 £m	Consolidated 2003 (restated) £m	Company 2004 £m	Company 2003 £m
At cost less amounts written off				
Subsidiary companies			**2,276.3**	2,104.1
Unlisted investments				
TI Automotive Limited preference shares	**325.0**	325.0		
Other trade investments	**2.3**	2.8		
	327.3	327.8	**2,276.3**	2,104.1
Investments in subsidiaries				
Shares at cost			**2,525.7**	2,320.0
Due from subsidiaries			**1,125.3**	1,039.2
			3,651.0	3,359.2
Due to subsidiaries			**(1,374.7)**	(1,255.1)
			2,276.3	2,104.1

TI Automotive Limited preference shares arose from the demerger of the former Automotive Systems division from the Group, and are held at cost. They carry a fixed cumulative preference dividend at the rate of 15% per annum. One-third of the dividend is payable on 25 July each year, subject to certain financial conditions having been met. To date, these conditions have not been met, and no dividends have been paid. The preference shares are redeemable, together with unpaid dividends, following full repayment of the outstanding liabilities of TI Automotive Limited under its bank facilities. No dividend accrual has been recognised as at 31 July 2004.

The Company also holds 19.99% of the issued ordinary share capital of TI Automotive Limited. The shares confer 19.99% of the voting rights attaching to ordinary shares, and additionally confer the right to appoint the Chairman and to benefit from compulsory transfer provisions which oblige the other shareholders to sell their shares to a purchaser making an offer accepted by Smiths subject to certain conditions. The ordinary shares are recorded at nil value in these accounts.

The Group previously included under Investments and Advances a number of its own shares held by Employee Share Ownership Plan (ESOP) trusts at a value of £5.4m. Under Urgent Issues Task Force (UITF) Abstract 38, these shares are now treated as a reduction of shareholders' funds (see note 29). The 2003 comparative figures have been adjusted accordingly.

The Company's principal subsidiaries and their countries of incorporation are:

England
Smiths Aerospace Limited
Aerostructures Hamble Limited
Smiths Detection – Watford Ltd
Smiths Medical International Limited
John Crane UK Limited
Smiths Group International Holdings Limited

Europe
Smiths Medical Deutschland GmbH (Germany)
Hypertac SA (France)
Hypertac GmbH (Germany)
Heimann Systems GmbH (Germany)

Japan
Smiths Medical Japan Limited

United States
Smiths Technologies North America, Inc.
Smiths Aerospace, Inc.
Smiths Aerospace Components, Inc.
Smiths Detection – Warren, Inc.
Smiths Medical ASD, Inc.
Smiths Medical MD, Inc.
Smiths Medical PM, Inc.
John Crane, Inc.
Flexible Technologies, Inc.
Tutco, Inc.
Hypertronics Corporation
PolyPhaser Corporation
Sabritec, Inc.
Transtector Systems, Inc.

Of the companies set out above, only Smiths Group International Holdings Limited is 100% owned by the Company direct. The others are 100% owned through intermediate holding companies. Shareholdings are of ordinary shares or common stock. All subsidiaries operate in their country of incorporation.

17 STOCKS

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Stocks comprise				
Raw materials and consumables	**128.6**	142.3		5.7
Work in progress	**151.6**	142.9		45.8
Finished goods	**187.4**	244.9		20.4
	467.6	530.1		71.9
Less: payments on account	**(44.1)**	(40.6)		(9.6)
	423.5	489.5		62.3

18 DEBTORS

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Amounts falling due within one year				
Trade debtors	**502.2**	533.7		72.7
Amounts recoverable on contracts	**61.7**	61.6		13.0
Amounts owed by subsidiaries			**1.1**	6.0
Other debtors	**15.7**	23.2	**7.6**	9.3
Prepayments and accrued income	**40.8**	44.1	**7.1**	12.1
	620.4	662.6	**15.8**	113.1
Amounts falling due after more than one year				
Deferred taxation			**3.7**	2.5
Other debtors	**9.2**	10.8		
	629.6	673.4	**19.5**	115.6

19 DEFERRED TAXATION

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Deferred taxation				
Accelerated tax depreciation on fixed assets and goodwill	**(58.8)**	(60.8)	**(11.3)**	(11.5)
Post-retirement benefits			**12.1**	5.4
Short-term and other timing differences	**40.6**	47.2	**2.9**	8.6
Net deferred tax (liability)/asset	**(18.2)**	(13.6)	**3.7**	2.5
Movements during the year				
At 1 August	**(13.6)**	(3.7)	**2.5**	(0.9)
Exchange adjustments	**0.9**	(0.8)		
Acquisitions	**2.6**	0.7		
Disposals	**(0.2)**		**3.1**	
Charge for the year	**(8.6)**	(13.0)	**(1.9)**	3.4
Recognised on exchange gains and losses		3.7		
Other	**0.7**	(0.5)		
At 31 July	**(18.2)**	(13.6)	**3.7**	2.5

20 CREDITORS

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Amounts falling due within one year				
Bank loans and overdrafts	**72.8**	98.4	**149.2**	284.4
Finance leases	**0.1**	0.2		
Short-term loans	**202.5**	19.7	**238.9**	
Total short-term indebtedness (note 21)	**275.4**	118.3	**388.1**	284.4
Trade creditors	**185.8**	191.5		31.5
Bills of exchange payable	**3.0**	2.7		
Amounts owed to subsidiaries			**0.9**	7.6
Other creditors	**24.4**	25.1	**2.4**	3.5
Proposed dividend	**102.5**	96.5	**102.5**	96.5
Corporate taxation	**135.8**	145.8	**56.0**	64.4
Other taxation and social security costs	**20.6**	37.4	**2.2**	10.9
Accruals and deferred income	**329.6**	295.4	**42.4**	81.3
	1,077.1	912.7	**594.5**	580.1
Amounts falling due after more than one year				
Term loans	**446.4**	678.5	**297.1**	511.5
Finance leases	**0.1**	0.3		
Total long-term indebtedness (note 21)	**446.5**	678.8	**297.1**	511.5
Other creditors	**53.1**	75.6	**12.6**	46.9
	499.6	754.4	**309.7**	558.4

21 BORROWINGS AND NET DEBT

The analysis of net debt, after taking into account interest rate swaps, is as follows:

As at 31 July 2004	Fixed borrowings: Weighted average Interest rate	Fixed borrowings: Weighted average Years fixed	Fixed borrowings: Amount £m	Floating borrowings £m	Total 2004 £m
Currencies					
Sterling	**6.65%**	**9**	**303.0**	**1.4**	**304.4**
US dollar	**5.47%**	**8**	**55.2**	**123.8**	**179.0**
Euro	**5.29%**	**18**	**12.1**	**208.2**	**220.3**
Japanese Yen				**15.1**	**15.1**
Other				**3.1**	**3.1**
			370.3	**351.6**	**721.9**
Cash and deposits					**(449.2)**
Net debt					**272.7**
Maturity					
On demand/under one year			**6.2**	**269.2**	**275.4**
One to two years			**0.4**		**0.4**
Two to five years			**0.8**		**0.8**
Over five years			**362.9**	**82.4**	**445.3**
			370.3	**351.6**	**721.9**

The borrowings are stated before the effect of the Group's net investment currency hedges. These hedges totalling £241m in notional principal mainly protect the value of its US dollar net assets.

21 BORROWINGS AND NET DEBT continued

As at 31 July 2003	Fixed borrowings – Weighted average – Interest rate	Years fixed	Amount £m	Floating borrowings £m	Total 2003 £m
Currencies					
Sterling	7.15%	12	157.8	170.2	328.0
US dollar	5.98%	8	75.0	129.3	204.3
Euro	4.03%	2	164.7	85.4	250.1
Japanese Yen	2.30%	1	7.7	0.3	8.0
Other			0.1	6.6	6.7
			405.3	391.8	797.1
Cash and deposits					(82.0)
Net debt					715.1
Maturity					
On demand/under one year			27.8	90.5	118.3
One to two years			154.1	58.7	212.8
Two to five years			1.6		1.6
Over five years			221.8	242.6	464.4
			405.3	391.8	797.1

The long-term borrowings (greater than five years) of £445m (2003 £464m) relate to the following loans at amortised cost:

	2004 £m	2003 £m
7.875% Sterling bonds 2010	**148.9**	148.7
5.45% US Private placement 2013 ($250m)	**137.4**	155.3
7.25% Sterling bonds 2016	**148.2**	147.9
5.29% Amortising Property loan 2022	**10.8**	11.7
Other	**–**	0.8
	445.3	464.4

Borrowing facilities

The floating rate borrowings are related to LIBOR and bank funding rates in the USA, and to EURIBOR for borrowings in continental Europe.

To provide adequate liquidity committed unused credit facilities of at least £100m (or equivalent free cash) are maintained at all times. In October 2003 the Group cancelled its £500m bank syndicate maturing in July 2004 following receipt of £483m net proceeds from the sale of the Polymer Group. At the year-end the Group had the following unused committed borrowing facilities:

	2004 £m	2003 £m
Expiring within one year	**5.2**	540.0

21 BORROWINGS AND NET DEBT continued

	Cash and deposits £m	Overdrafts £m	Borrowings Under one year £m	Borrowings Over one year £m	Net debt £m
Analysis of changes in net debt					
As at 1 August 2003	82.0	(79.6)	(38.7)	(678.8)	(715.1)
Net cash inflow/(outflow)	376.1	45.9	(12.2)	4.2	414.0
Other movements in cash/borrowings			(205.1)	205.1	
Exchange variation	(8.9)	5.5	8.8	23.0	28.4
As at 31 July 2004	**449.2**	**(28.2)**	**(247.2)**	**(446.5)**	**(272.7)**

	2004 £m	2003 £m
Financing		
Increase/(decrease) in term borrowings	**8.0**	(74.6)
Share issues	**13.2**	5.9
Total financing	**21.2**	(68.7)

Management of liquid resources defined as short-term deposits shown in the cash-flow statement comprises an increase of £383.7m in deposits.

22 FINANCIAL INSTRUMENTS

a) Fair values of financial assets and liabilities

Set out below is a year-end comparison of the book value and current fair value of the Company's financial instruments by category. Fair values of interest rate swaps, currency swap and forward currency contracts are based on the market prices of comparable instruments at the balance sheet date. Short-term debtors and creditors, including those shown in note 21 have been excluded from the following disclosures, other than the currency risk disclosures. Where market prices are not available, the fair value has been calculated by discounting cash-flows at prevailing interest and exchange rates.

	2004 Book value £m	2004 Fair value £m	2003 Book value £m	2003 Fair value £m
Trade investments	**2.3**	**2.3**	2.8	2.8
Cash	**449.2**	**449.2**	82.0	82.0
Borrowings – short-term	**(275.4)**	**(282.5)**	(118.3)	(118.6)
– long-term	**(446.5)**	**(481.5)**	(678.8)	(735.9)
Net debt – book value/fair value	**(270.4)**	**(312.5)**	(712.3)	(769.7)
Derivative financial instruments – interest rate swaps	**0.2**	**4.2**	(0.8)	11.9
– currency rate swaps	**7.6**	**9.6**	5.4	7.0
– forward currency contracts		**13.5**		6.4
Preference shares (note 16)	**325.0**	**325.0**	325.0	325.0
Net financial assets/(liabilities) – book value/fair value	**62.4**	**39.8**	(382.7)	(419.4)

The Company's policy is to hedge all material contractually committed future sales and purchases using forward exchange contracts and currency options. The transactions to which the forward currency contracts relate are mainly expected to occur in 2005 and 2006. Currency rate swaps protect the Group from transaction exposure in line with its policy as set out on page 22 of the Review and interest rate swaps are used to ensure that the Group's debt is broadly evenly split between fixed and floating rate funds.

22 FINANCIAL INSTRUMENTS continued

b) Hedges

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2004 £m
Net gains/(losses) on hedges at 1 August 2003	32.4	(11.7)	3.8	**24.5**
Net gains/losses arising in previous years included in 2004 income	(23.7)	7.2	(0.3)	**(16.8)**
Net gains/(losses) not included in 2004 income arising before 1 August 2003	8.7	(4.5)	3.5	**7.7**
Change in market value of hedges not recognised in year	9.0	1.7		**10.7**
Gains and losses arising in 2004 that were not recognised in that year	7.0	(2.4)	2.5	**7.1**
At 31 July 2004	24.7	(5.2)	6.0	**25.5**
Of which:				
Expected to be included in 2005 income	18.9	0.2	2.0	**21.1**
Expected to be included in 2006 income or later	5.8	(5.4)	4.0	**4.4**

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2003 £m
Net gains/(losses) on hedges at 1 August 2002	26.9	(9.2)	6.2	23.9
Net gains/losses arising in previous years included in 2003 income	(9.1)	5.9	(2.4)	(5.6)
Net gains/(losses) not included in 2003 income arising before 1 August 2002	17.8	(3.3)	3.8	18.3
Change in market value of hedges not recognised in year	9.8	(0.9)		8.9
Gains and losses arising in 2003 that were not recognised in that year	4.8	(7.5)		(2.7)
At 31 July 2003	32.4	(11.7)	3.8	24.5
Of which:				
Expected to be included in 2004 income	17.7	(7.2)	0.3	10.8
Expected to be included in 2005 income or later	14.7	(4.5)	3.5	13.7

There were no deferred losses in this year or in the previous year.

All the gains and losses on the hedging of foreign currency transactions are expected to be matched by losses and gains on the hedged transactions or positions.

c) Interest management

The net interest cash-flow is analysed below:

	2004 £m	2003 £m
Interest received	**18.2**	3.2
Financing gains	**35.8**	20.4
Interest paid	**(43.5)**	(49.7)
Net interest	**10.5**	(26.1)

The financing gains of £35.8m mainly relate to the impact of the weakening US dollar on the Company's net investment hedging programme.

22 FINANCIAL INSTRUMENTS continued

d) Financial assets

	Preference shares (note 16)		Bank balances and cash		Short-term deposits	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
Sterling	**325.0**	325.0	**12.3**	3.0	**404.8**	17.9
US dollar			**9.7**	9.0	**0.9**	
Canadian dollar			**–**	5.1	**–**	3.0
Euro			**5.3**	9.6	**0.2**	0.6
Yen			**2.1**	10.7	**–**	0.5
Other			**11.6**	19.7	**2.3**	2.9
	325.0	325.0	**41.0**	57.1	**408.2**	24.9
Weighted average interest rate on interest bearing balances			**2.68%**	2.10%	**4.51%**	3.10%

The bank balances and cash comprise £9.3m (2003 £28.4m) in respect of short-term balances earning interest, £31.7m (2003 £21.8m) in respect of balances which are non-interest earning. Short-term deposits are invested for periods with maturity under one year. The floating rate deposits are related to LIBID in the UK.

e) Currency exposures

Transactions

The analysis below shows the net monetary assets and liabilities of the Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2004 Net foreign currency monetary assets/(liabilities)			
Functional currency of Group companies	Sterling £m	US dollar £m	Euro £m	Other £m
Sterling		**3.2**	**4.1**	**1.2**
US dollar	**0.5**		**0.8**	**1.5**
Euro	**(0.1)**	**(0.2)**		**0.3**
Other	**(0.3)**	**0.2**	**(0.1)**	**1.2**
As at 31 July 2004	**0.1**	**3.2**	**4.8**	**4.2**

	2003 Net foreign currency monetary assets/(liabilities)			
Functional currency of Group companies	Sterling £m	US dollar £m	Euro £m	Other £m
Sterling		(4.1)	1.0	0.7
US dollar	0.4		0.3	1.3
Euro	0.4	0.5		(0.5)
Other	0.4	6.6	1.6	3.3
As at 31 July 2003	1.2	3.0	2.9	4.8

Translation

Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

23 OPERATING LEASE COMMITMENTS

At 31 July 2004 the Company had annual commitments under non-cancellable operating leases as follows:

	Land and buildings £m	Others £m
Expiring in less than one year	**2.2**	**2.0**
Expiring between one and five years	**9.8**	**5.0**
Expiring after five years	**7.6**	**0.1**
	19.6	**7.1**

24 PROVISIONS FOR LIABILITIES AND CHARGES

	At 1/8/03 (restated) £m	Exchange adjustments £m	Profit and loss account Provisions £m	Profit and loss account Releases £m	Acquisitions £m	Utilisation £m	Disposals £m	At 31/7/04 £m
Consolidated								
Service guarantees and product liability	49.1	(2.9)	26.8	(2.8)	0.9	(22.0)	(1.2)	**47.9**
Reorganisation	14.0		30.9	(0.3)		(25.5)	(0.1)	**19.0**
Property	17.1	(0.3)	6.3	(1.7)		(4.4)	(0.2)	**16.8**
Litigation	22.2	(0.2)	1.0	(3.7)		(1.1)	(0.1)	**18.1**
	102.4	(3.4)	65.0	(8.5)	0.9	(53.0)	(1.6)	**101.8**
Deferred taxation (note 19)	13.6							**18.2**
Total provisions for liabilities and charges	116.0							**120.0**
Company								
Service guarantees and product liability	10.7		4.9			(4.9)	(10.7)	**–**
Reorganisation	2.1		2.2	(0.2)		(1.5)	(2.6)	**–**
Property	7.7		0.7			(2.6)	(0.3)	**5.5**
Litigation	0.3			(0.3)				**–**
	20.8		7.8	(0.5)		(9.0)	(13.6)	**5.5**
Deferred taxation (note 19)								
	20.8							**5.5**

Service guarantees and product liability

Service guarantees and warranties over the Company's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation

Significant parts of the Company's operations, especially in Aerospace and Medical, have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year. This year's residual balance relates mainly to Aerospace and Medical.

Property

As stated in the accounting policies on page 20, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Company's occupation, provision is made for estimated remedial costs pending action on the affected site.

Litigation

The Company has on occasion been required to take legal action to protect its patents and other business intellectual property rights against infringement, and similarly to defend itself against proceedings brought by other parties. Provision is made for the expected fees and associated costs, based on professional advice as to the likely duration of each case. Provisions totalling £3.7m were released relating to litigation settled at less than the expected cost.

25 ACQUISITIONS

During the year under review the Company acquired the businesses set out below. The fair values are provisional, and will be finalised in the 2005 accounts.

	Dates of acquisition	Consideration (including associated costs) £m	Goodwill £m	Net assets £m
Businesses acquired				
DGT	30/04/04	56.5	40.2	16.3
Cyrano	02/02/04	7.7	7.5	0.2
SensIR	11/06/04	41.0	39.1	1.9
Smiths Medical Japan – minority interest	31/01/04	16.5	5.8	10.7
DHD Healthcare	30/06/04	29.9	27.2	2.7
TRAK	28/05/04	61.2	52.6	8.6
Other	various	0.2	0.2	
		213.0	172.6	40.4
Additional consideration payable re Able Corp (acquired 2002)		5.7	5.7	
		218.7	178.3	40.4

	Book value £m	Consistency of accounting policy £m	Fair value £m
Assets acquired			
Fixed assets	10.5	(1.1)	9.4
Stocks	24.3	(0.8)	23.5
Debtors	19.8	(1.0)	18.8
Creditors	(23.1)	0.2	(22.9)
Minority interest	10.7		10.7
Provisions	(0.7)	(0.2)	(0.9)
Taxation	1.1	0.7	1.8
Net assets acquired	42.6	(2.2)	40.4
Goodwill			178.3
Consideration – total			218.7
– deferred			(5.6)
– deferred from prior period, now paid			2.3
– satisfied by cash			215.4

Fair values on acquisitions made in 2003 have now been finalised, giving rise to a further addition to capitalised goodwill of £0.5m.

Goodwill arising on acquisitions made in 2004 is being amortised over its estimated useful economic life of 20 years.

26 DISPOSALS

The principal disposal during the year was the Polymer business, which was sold on 30 September 2003. The results of the Polymer business are classified as discontinued operations. The table below shows the details of the transaction.

	£m
Proceeds received net of expenses	483.2
Net assets and retained liabilities at date of sale	
Tangible fixed assets	107.0
Goodwill	188.4
Stocks	50.3
Debtors	95.4
Creditors	(98.1)
Net assets	343.0
Provision for retained liabilities	20.7
Pension curtailment benefit	(13.1)
Net assets and retained liabilities	350.6
Surplus of proceeds over net assets, costs and expenses	132.6

	Polymer £m	Other £m	Total £m
Polymer and other disposals – profit on disposal			
Proceeds less costs	483.2	23.6	506.8
Net assets and retained liabilities	(350.6)	(18.4)	(369.0)
Surplus over net assets/retained liabilities	132.6	5.2	137.8
Goodwill previously set directly against reserves	(257.9)	(9.1)	(267.0)
	(125.3)	(3.9)	(129.2)
Goodwill charged to profit and loss account in the prior period	137.0		137.0
Profit/(loss) on sale	11.7	(3.9)	7.8

27 CALLED UP SHARE CAPITAL

	Shares	Issued capital £m	Consideration £m
At 1 August 2003	559,272,232	139.8	
Exercise of share options	2,094,867	0.5	13.2
At 31 July 2004	**561,367,099**	**140.3**	**13.2**

The authorised capital at 31 July 2003 and 2004 consisted of 800,000,000 shares of 25p each.

At 31 July 2004 the following options had been granted and were still outstanding:

	Date issued	Number of shares	Subscription prices	Dates normally exercisable
SAYE	1997	35,952	632.0p	2000-2004
	1998	128,349	669.0p	2001-2005
	1999	202,918	721.0p	2002-2006
	2000	437,554	612.0p	2003-2007
	2001	1,002,132	608.0p	2004-2008
	2002	639,942	645.0p	2005-2009
	2003	1,410,367	554.0p	2006-2010
	2004	1,311,956	525.0p	2007-2011
Executive	1994	51,259	451.0p	1997-2004
	1995	62,500	480.0p	1998-2005
	1995	112,715	632.0p	1998-2005
	1996	282,029	823.0p	1999-2006
	1997	387,985	934.0p	2000-2007
	1998	740,625	765.0p	2001-2008
	1999	721,170	858.5p	2002-2009
	2000	893,704	750.0p	2003-2010
	2000	55,424	765.0p	2003-2010
	2000	190,934	807.0p	2003-2010
	2001	1,337,391	790.0p	2004-2011
	2002	2,521,931	806.0p	2005-2012
	2002	3,551,000	654.0p	2005-2012
	2003	3,997,150	669.0p	2006-2013
SAYE (rolled over from TI Scheme)	1997	18,324	886.39p	2002-2004
	1998	50,413	719.68p	2001-2005
	1999	99,853	805.07p	2002-2006
	2000	245,257	587.54p	2003-2007
Executive (rolled over from TI Schemes)	1994	9,836	759.33p	2001-2004
	1995	6,394	765.42p	2001-2005
	1995	23,117	875.21p	2001-2005
	1996	43,776	1,058.18p	2001-2006
	1996	29,264	1,121.20p	2001-2006
	1997	90,009	1,097.82p	2001-2007
	1997	197,975	1,219.80p	2001-2007
	1998	206,823	1,026.66p	2001-2008
	1998	123,699	849.79p	2001-2008
	1999	110,917	943.31p	2002-2009
	1999	399,644	907.23p	2002-2009
	1999	157,267	1,103.92p	2002-2009
	2000	350,576	661.23p	2003-2010
	2000	278,644	626.16p	2003-2010
	2000	16,232	672.92p	2003-2010

28 SHARE PREMIUM ACCOUNT AND RESERVES

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Consolidated				
At 1 August 2003	170.0	2.6	234.8	315.4
Prior period adjustment – UITF 38				(5.4)
	170.0	2.6	234.8	310.0
Premium on allotments	13.0			(0.3)
Retained profit		(0.9)		62.2
Write-back of goodwill on disposals				130.0
Actuarial gain on retirement benefits				145.5
Deferred tax credit related thereto				(39.3)
Exchange rate changes (including tax on recognised gains)				(45.4)
At 31 July 2004	**183.0**	**1.7**	**234.8**	**562.7**

	2004 £m	2003 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**724.8**	618.4
Pension and other retirement benefit liabilities (net)	**(162.1)**	(308.4)
	562.7	310.0

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At 1 August 2003	170.0	0.5	180.5	747.1
Premium on allotments	13.0			(0.3)
Actuarial loss on retirement benefits				4.2
Deferred tax credit related thereto				(1.3)
Retained profit				286.5
At 31 July 2004	**183.0**	**0.5**	**180.5**	**1,036.2**

	2004 £m	2003 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**1,076.1**	785.8
Pension and other retirement benefit liabilities (net)	**(39.9)**	(38.7)
	1,036.2	747.1

The retained profit of the Company represents a profit for the year of £438.1m less dividends payable of £151.6m.

The Company's profit and loss reserve of £1,036.2m includes £933.1m not available for distribution as dividend.

During the year the Company received £13.5m on the issue of shares in respect of the exercise of options awarded under various share option schemes. Employees paid £13.2m for the issue of these shares and the balance of £0.3m comprised contributions to the qualifying employee share ownership trust (QUEST) from undertakings within the Company. The trust has been included within the Company and consolidated financial statements.

Goodwill relating to acquisitions made before 1 August 1998 and set against reserves amounted to £1,262.6m (2003 £1,392.6m). Upon subsequent disposal, such goodwill is charged as part of the profit or loss arising thereon.

29 MOVEMENTS IN SHAREHOLDERS' EQUITY

	2004 £m	2003 £m
Profit for the year	**212.9**	111.5
Dividends	**(151.6)**	(145.4)
	61.3	(33.9)
Exchange variations	**(45.0)**	14.7
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	**(0.4)**	5.3
Deferred – United States		3.7
Share issues	**13.2**	5.9
Write-back of goodwill on disposals	**130.0**	211.5
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	**145.5**	(258.6)
Deferred tax (charge)/credit related thereto	**(39.3)**	73.4
Net increase in shareholders' equity	**265.3**	22.0
Shareholders' equity:		
At 1 August (as previously stated)	**862.6**	840.6
Prior year adjustment – UITF 38	**(5.4)**	(5.4)
Shareholders' equity at 1 August (as restated)	**857.2**	835.2
At 31 July	**1,122.5**	857.2

The Urgent Issues Task Force Abstract 38 (UITF 38) was issued in December 2003, requiring shares held by Employee Share Ownership Plan (ESOP) trusts to be treated as a reduction of shareholders' funds, rather than as a fixed asset. In consequence, the figures for Investments and advances – other in note 16 and shareholders' equity above have been reduced by £5.4m for both 2004 and 2003.

30 CONTINGENT LIABILITIES

	2004 £m	2003 £m
The parent company has guaranteed the 5.45% Senior Notes 2013 privately placed by a subsidiary. The remaining US$20m of 8.853% Senior Notes 2003 also guaranteed by the Company were repaid in October 2003.	**137.4**	167.7

As previously reported, John Crane, Inc ('John Crane'), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. In addition John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 95,000 claims over the last 25 years. John Crane is currently a defendant in cases involving approximately 180,000 claims. Despite these large numbers of claims, John Crane has had final judgements against it, after losing appeals, in only 39 cases, amounting to awards of some US$26m over the 25-year period.

These awards, the related interest and all material defence costs have been met in full by insurance.

No provision relating to this litigation has been made in these accounts.

FIVE YEAR REVIEW

	2004 £m	2003 (restated) £m	2002 (restated) £m	2001* (restated) £m	2000* £m
Turnover – continuing operations	**2,678.4**	2,629.2	2,588.4	2,586.8	2,227.9
– discontinued operations	**55.0**	426.9	635.1	2,371.4	2,425.0
	2,733.4	3,056.1	3,223.5	4,958.2	4,652.9
Operating profit – continuing operations	**360.1**	371.9	364.1	430.4	355.9
– discontinued operations	**2.2**	51.9	64.0	220.9	266.9
	362.3	423.8	428.1	651.3	622.8
Goodwill amortisation	**(39.0)**	(44.1)	(50.7)	(48.7)	(35.5)
Operating profit (after goodwill amortisation)	**323.3**	379.7	377.4	602.6	587.3
Net interest	**(12.2)**	(39.8)	(32.0)	(116.2)	(80.7)
Profit before exceptional items	**311.1**	339.9	345.4	486.4	506.6
Exceptional items	**(11.0)**	(122.5)	(68.0)	(598.7)	(22.6)
Profit before taxation	**300.1**	217.4	277.4	(112.3)	484.0
Profit after taxation	**212.9**	112.3	186.4	(204.4)	325.7
Minority interests		(0.8)	(1.3)	(1.6)	(1.7)
Shareholders' equity	**1,122.5**	857.2	832.6	831.3	787.4
Represented by:					
Intangible fixed assets	**728.2**	830.2	638.3	678.3	851.4
Tangible fixed assets and investments	**750.8**	885.4	892.5	948.8	1,018.8
Net current assets/provisions/retirement benefit liabilities	**(83.8)**	(143.3)	27.0	324.0	382.9
Net debt	**(272.7)**	(715.1)	(725.2)	(1,119.8)	(1,465.7)
Funds employed	**1,122.5**	857.2	832.6	831.3	787.4
Goodwill charged directly to reserves	**1,262.6**	1,392.6	1,604.1	1,753.3	2,223.6
Shareholder investment	**2,385.1**	2,249.8	2,436.7	2,584.6	3,011.0
Ratios					
Operating profit before goodwill amortisation: turnover (%)	**13.3**	13.9	13.3	13.1	13.4
Effective tax rate before goodwill amortisation and exceptional items (%)	**26.5**	27.0	28.0	29.2	30.6
After tax return on average shareholder investment (%)	**11.1**	11.9	11.0	12.5	12.9
Cash-flow					
Cash-flow from normal operating activities	**382.9**	466.5	583.0	701.0	666.6
Less capital expenditure (net)	**(53.9)**	(86.3)	(100.0)	(188.0)	(168.2)
Operating cash after capital expenditure	**329.0**	380.2	483.0	513.0	498.4
Free cash-flow (before acquisitions and dividends, after capital expenditure)	**255.0**	270.5	314.5	205.3	336.5
Free cash-flow per share (p)	**45.5**	48.4	56.5	37.1	61.7
Earnings per share before goodwill amortisation and exceptional items (p)	**45.9**	50.1	51.0	68.3	68.6
Dividends					
Pence per share	**27.0**	26.0	25.5	25.0	23.8
Times covered before goodwill amortisation	**1.7**	1.9	2.0	2.7	2.5
Number of employees (000s)					
United Kingdom	**6.9**	8.5	10.7	13.5	15.1
Overseas	**20.3**	23.8	22.3	24.2	45.7
	27.2	32.3	33.0	37.7	60.8

*Information for 2001 and earlier years has not been restated to reflect the requirements of FRS17.

Shareholders' equity for 2001-03 has been restated to reflect the requirements of UITF38 relating to the Company's own shares held by Employee Share Ownership Plan (ESOP) trusts.

FINANCIAL CALENDAR

2004

Preliminary announcement of results for 2003/04	SEPTEMBER 22
Ordinary shares final dividend ex-dividend date	OCTOBER 20
Ordinary shares final dividend record date	OCTOBER 22
Annual General Meeting	NOVEMBER 16
Ordinary shares final dividend payment date	NOVEMBER 19

2005

2004/05 interim results announced	MARCH 16 provisional
Ordinary shares interim dividend ex-dividend date	MARCH 23 provisional
Ordinary shares interim dividend record date	MARCH 29 provisional
Ordinary shares interim dividend payment date	APRIL 27 provisional
Smiths Group plc financial year-end	JULY 31
Preliminary announcement of results for 2004/05	SEPTEMBER 22 provisional
Ordinary shares final dividend ex-dividend date	OCTOBER 19 provisional
Ordinary shares final dividend record date	OCTOBER 21 provisional
Annual General Meeting	NOVEMBER 15 provisional
Ordinary shares final dividend payment date	NOVEMBER 18 provisional

REGISTERED OFFICE
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS
PricewaterhouseCoopers LLP

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

The 2004 Annual General Meeting will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

Designed and produced by CGI BrandSense. Printed by royle corporate print. Cover illustrations by Lawrence Templeman. Cover photography by Peter Dazeley.









SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM

smiths







SMITHS GROUP PLC ANNUAL REVIEW 2004

WWW.SMITHS-GROUP.COM

Front cover:
Top right (Detection):
The ACADA (Automatic Chemical Agent Detection Alarm) detects nerve or blister agents in battle zones

Bottom right (Aerospace):
The Smiths Aerospace Computing and Communications Card is critical to the Boeing 777's new Electrical Load & Maintenance System

Left (Medical):
The Portex Ultra-Perc® tracheostomy kit minimises patient trauma and is convenient for the clinician

Back cover:
Top right (Medical):
The hypodermic Needle-Pro® safety device reduces the risk of needlestick injuries

Top left (Specialty Engineering):
John Crane gas seals have an unmatched ability to operate at high pressures in environments such as offshore oil rigs

Bottom (Specialty Engineering):
Smiths supplies Dyson with a uniquely flexible vacuum hose, which extends to 4.5 metres to cover more ground

smiths















PERFORMANCE WHERE IT MATTERS



Enhancing
their skills



Arriving
at new
solutions

Exploring
new
horizons




Partnering
with global
leaders


Protecting
those who
protect us



Helping harness the world's resources




Enabling
others to
fulfil their
tasks


Securing
our world


Enhancing
the quality
of life



Pushing the limits of technology



We are a leading provider of medical products for specialist therapy areas, trusted by healthcare professionals around the globe.

Photograph courtesy of the Chelsea & Westminster Hospital, London UK



We are committed to innovative product development and investment in research for future projects across all of our businesses.

Photograph courtesy of Boeing



We are a world leader in the design and manufacture of marine navigation systems and nautical charts, both paper and digital, for the commercial and defence markets.

Photograph courtesy of Queen Mary 2 / Cunard



We are the leading transatlantic aerospace equipment company counting the world's major builders and operators of military and civil aircraft and engines among our customers.

Photograph courtesy of Rolls-Royce plc



We supply the emergency services with detection equipment that can identify the presence of deadly and hazardous substances.

Photograph courtesy of Getty Images



We are the acknowledged technology leader and the world's largest manufacturer of mechanical seals and related products.

Photograph courtesy of Getty Images



We provide integrated solutions in technologies that are critical to pilots including flight management, voice analysis, crew information and mission planning.

Photograph courtesy of Eurofighter



We provide technologically advanced security solutions to detect and identify explosives, chemical and biological agents, weapons and contraband at airports, ports and borders.

Photograph courtesy of Stansted airport, UK



We enhance the lives of millions of patients by building a channel of new products that help overcome the effects of illness.



We enable our customers to achieve the ultimate system performance on Mars, in space, beneath the waves and in our everyday lives.

Photograph courtesy of NASA/JPL

WWW.SMITHS-GROUP.COM

THE FOCUS OF THE YEAR WAS A REDOUBLED DRIVE TO DEVELOP AND ACQUIRE TECHNOLOGIES THAT MAKE A DIFFERENCE, WHILE CONTINUOUSLY STRIVING FOR GREATER EFFICIENCY IN ALL BUSINESS AREAS

ONE PHILOSOPHY

AT SMITHS ALL OF OUR BUSINESSES SHARE ONE PHILOSOPHY: TO DEPLOY INNOVATIVE TECHNOLOGY IN WAYS THAT BOTH ADVANCE OUR CUSTOMERS' CAPABILITIES AND PROVIDE THEM WITH ECONOMIC ADVANTAGES

4.0% INCREASE IN DIVIDEND TO 27p, REFLECTING OUR INCREASING OPTIMISM

27p

99%

99% OF OUR MAJOR MANUFACTURING BUSINESSES ARE CERTIFIED TO ENVIRONMENT STANDARD ISO 14001

2004

MANAGEMENT TOOK STEPS TO ACCELERATE GROWTH THROUGH INCREASING INVESTMENT IN ADVANCED TECHNOLOGIES

OUR MAIN DIVISIONS AND SUMMARY PERFORMANCE 2004

CONTENTS

DETECTION

- Making a significant impact on the fast-changing market for equipment to detect weapons, explosives, contraband or other harmful substances such as chemical or biological agents.
- Acquiring and developing a range of technologies to meet both current and future threats.
- Leading the world with a unique combination of technologies in trace detection, x-ray imaging, infrared, terahertz and miniature sensors.

MEDICAL

- Major supplier of devices used during critical and intensive care, post-operative care during recovery, and a series of high-end home infusion therapies.
- Focusing on developing technologies that offer both clinical and economic advantages to healthcare providers.
- Concentrating on areas where Smiths has a competitive edge and where there are exceptional opportunities for growth.

AEROSPACE

- First-tier supplier of integrated systems to the prime aircraft manufacturers and engine builders.
- Specialising in the design and manufacture of high value, affordable solutions for military and civil applications.
- Focusing on applying technologies to enhance the capabilities of aircraft, while reducing the cost of construction, maintenance and operation.

SPECIALTY ENGINEERING

- Deploying specialist manufacturing skills and intellectual property to create unique and critical components for a diverse range of industries.
- Targeting expanding niche markets worldwide.
- Driving for increased profits through better products, service and efficiency.

GROUP TOTAL SALES BY MARKET £M



DETECTION	317
MEDICAL	487
AEROSPACE	1,036
SPECIALTY ENGINEERING	868

GROUP TOTAL SALES BY ORIGIN £M



UNITED KINGDOM	785
NORTH AMERICA	1,473
EUROPE	472
OTHER OVERSEAS	189

Note this exceeds total due to inter-company transactions

GROUP PROFIT BY MARKET £M



DETECTION	55
MEDICAL	92
AEROSPACE	100
SPECIALTY ENGINEERING	113

GROUP PROFIT BY ORIGIN £M



UNITED KINGDOM	46
NORTH AMERICA	221
EUROPE	69
OTHER OVERSEAS	24

SUMMARY PERFORMANCE 2004

CONTINUING ACTIVITIES
excluding goodwill amortisation and exceptional items

	2004 Sales £m	2004 Profits £m	2003 Sales £m	2003 Profits £m
Aerospace	1,006	100	998	105
Detection	317	55	273	71
Medical	487	92	486	88
Specialty Engineering	868	113	872	108
Total sales	2,678		2,629	
Operating profit*		360		372
Interest		(13)		(21)
Pensions financing		3		(2)
Pre-tax profit*		350		349
EPS*		45.9p		45.6p

DISCONTINUED ACTIVITIES
excluding goodwill amortisation and exceptional items

	2004 Sales £m	2004 Profits £m	2003 Sales £m	2003 Profits £m
Total sales	55		427	
Operating profit*		2		52
Interest		(2)		(17)
Pre-tax profit*				35
EPS*				4.5p

CONTINUING AND DISCONTINUED ACTIVITIES

	2004 Sales £m	2004 Profits £m	2003 Sales £m	2003 Profits £m
Total sales	2,733		3,056	
Operating profit*		362		424
Amortisation of goodwill		(39)		(44)
Exceptional items		(11)		(123)
Interest		(15)		(38)
Pensions financing		3		(2)
Pre-tax profit		300		217
EPS		38.0p		20.0p

*before goodwill amortisation and exceptional items

CHAIRMAN'S STATEMENT



KEITH ORRELL-JONES
FORMER CHAIRMAN
(Retired 21 September 2004)



AS SMITHS ENTERS A NEW PHASE OF GROWTH, GENERATED BY ITS ADVANCED TECHNOLOGIES AND WORLD-LEADING MARKET POSITIONS, I LOOK FORWARD TO HELPING THE MANAGEMENT ACHIEVE FULL POTENTIAL
DONALD BRYDON
CHAIRMAN (from 21 September 2004)

IN A RELATIVELY STABLE ECONOMIC ENVIRONMENT, SMITHS DELIVERED PRE-TAX PROFITS FROM CONTINUING ACTIVITIES IN LINE WITH LAST YEAR (BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS). AS THE CHIEF EXECUTIVE REPORTS IN HIS REVIEW, THE GROUP ACHIEVED SIGNIFICANT UNDERLYING GROWTH, WITH SALES IMPROVEMENTS IN THREE OF THE FOUR DIVISIONS. TRADING WAS FAR STRONGER IN THE SECOND HALF OF THE YEAR.

In Aerospace, sales growth was achieved in spite of continued low volumes of civil aircraft construction. Medical had a successful year due to new product launches, while Specialty Engineering benefited from increased demand for high technology components. In Detection, incorporating the Heimann x-ray business for a full year benefited sales, but operating profit did not match the previous year, which was boosted by a large one-off order.

At constant exchange rates, operating profit on continuing activities improved, illustrating the competitiveness of our safety critical products. Operating profit on continuing activities is the most telling indicator of our trading progress from one year to the next. However, allowing for the adverse impact of dollar weakness, and the benefit of the one-off order for detection equipment in 2003, operating profit on continuing activities decreased by 3% in 2004 to £360m, as is explained more fully later in this Review.

I shall first comment, however, on the consolidated results of Smiths Group plc, which include the discontinued activities, principally the Polymer Sealing Solutions business. On sales of £2,733m, including £55m from the discontinued activities, the Company earned profits before tax of £300m, representing earnings per share of 38.0p, compared with 20.0p last year. Pre-tax profits from the continuing operations (before goodwill amortisation and exceptional items) were £350m representing earnings per share of 45.9p, compared to 45.6p last year.

As a result of our increasing optimism, the Board is recommending that the dividend for the full year be increased by 4% to 27p. This means the final dividend is raised to 18.25p.

In preparation for the new Code on Corporate Governance, we have published a report describing corporate governance activity. Although the new Code does not apply to Smiths until the year ending 31 July 2005, the Company currently complies with all the provisions of the new Code with the exception that the Chairman is a member of the Remuneration Committee.

We recruited additional non-executive directors to improve the balance of the Board. Donald Brydon, David Challen, Peter Jackson and Lord Robertson of Port Ellen were all appointed during the year. They have wide-ranging experience, ensuring that they can constructively challenge management on both strategy and performance. I would like to thank Sir Colin Chandler, who will be retiring at the Annual General Meeting, for his notable contribution over the past four years as non-executive Deputy Chairman. Also, on behalf of the Board, I congratulate Sir Julian Horn-Smith who was knighted and John Ferrie who was awarded the CBE in the Queen's Birthday Honours List.

On 21 September 2004, I retired as Chairman and am succeeded by Donald Brydon. Donald's excellent leadership qualities, developed in business and the City, will help Smiths through its next phase of growth.

I am pleased that Keith Butler-Wheelhouse agreed to continue in his post as Chief Executive for an additional two years, deferring his retirement until March 2008. This will allow Keith to oversee succession to the posts of the other executive directors, four of whom are due to retire by mid-2007.

We have been working hard to give environment, health and safety issues a high priority. Initiatives to reduce waste to landfill and accident rates have been particularly successful. Some 99% of our major manufacturing businesses (excluding new acquisitions) are now certified to the international environmental management standard, ISO 14001. Additionally, the Board approved a new Code of Corporate Responsibility and Business Ethics, which is currently being introduced across our businesses.

Over my six years as Chairman, Smiths has doubled in size and has consolidated its position towards the middle of the FTSE 100 as Britain's leading specialist engineering company. The Company has been through a difficult transition period, but is now embarking on a new phase of growth. I would like to express the thanks of the Board to our employees, who have made this possible.

KEITH ORRELL-JONES
FORMER CHAIRMAN

CHIEF EXECUTIVE'S REVIEW



KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

Keith Butler-Wheelhouse (right) greets Donald Brydon, Chairman, on his appointment to the Board in May 2004

THE MOMENTUM BUILT BY SECOND-HALF 2004 PERFORMANCE WILL CARRY THROUGH TO INCREASED SALES AND PROFIT IN 2005

OUR PRIORITY DURING THE PAST YEAR HAS BEEN TO IMPROVE SMITHS' GROWTH POTENTIAL, WHILE INCREASING EFFICIENCY. I AM PLEASED TO REPORT CONSIDERABLE PROGRESS. SEVERAL GROWTH IMPROVING ACQUISITIONS HAVE BEEN MADE, DEVELOPMENT OF NEW TECHNOLOGIES CONTINUES TO INCREASE AND COSTS ARE BEING REDUCED THROUGH RESTRUCTURING.

While it is too early for the full benefits to be seen in our performance, the impact of similar actions taken in previous years, alongside recovering economic activity, is becoming evident. Comparing sales on an underlying basis is an appropriate way to measure progress because it strips out the impact of currency fluctuations, acquisitions and disposals. On an underlying basis, three of the four divisions increased sales during the financial year to 31 July 2004. During the second half of the year, Group performance was particularly strong.

The programme to achieve Smiths' full potential that I initially referred to in last year's Annual Review intensified in 2004. Selective acquisitions, combined with increased research and development spending, are building a range of advanced technologies. Restructuring is transforming autonomous businesses into integrated, larger scale operations.

All credit must go to the management team, and I am pleased that John Langston, formerly group managing director Detection, agreed to succeed Einar Lindh as group managing director Specialty Engineering effective from 1 August 2004. Stephen Phipson, managing director of Smiths Interconnect, the high technology communications arm of Specialty Engineering, succeeded John Langston as group managing director Detection.

For the year ended 31 July 2004, sales from continuing activities increased by 2% to £2,678m. Operating profit before exceptional items and amortisation of goodwill was 3% lower than last year at £360m, reflecting a £20m adverse currency translation effect this year from the weaker dollar and the benefit in 2003 of a large order for detection equipment. Pre-tax profit was in line with 2003 at £350m, following a reduction in interest costs. Earnings per share on the same basis of 45.9p were also in line with last year. Reflecting the critical and innovative nature of our products, and tight control over costs, the operating profit margin remained high at 13%.

The Group maintained its record for converting the majority of its profit into cash. Some 91% of operating profit was converted into cash, after net capital expenditure. Free cash-flow, after interest, tax and restructuring costs, was 45.5p per share. Year-end net debt of £273m was lower than 2003, as a consequence of strong operating cash-flow, and proceeds from the disposal of the Polymer business, less the £215m acquisition spend.

We continue to invest heavily in developing new technologies. Company funded research and development increased to 5% of sales. Technology leadership is generating important sales wins across the divisions, such as the high profile win of the Common Core Computing System for the new Boeing 7E7, the continued success of the Cozmo™ diabetic pump as it launches into new territories, and sales of the Sentinel II and EDtS detection equipment to airports and other customers worldwide.

A series of acquisitions has filled gaps in our range of technologies. It is anticipated that all these acquisitions will achieve our target rate of return on capital and enhance earnings within a relatively short period of time.

Key to Smiths' push for greater operational efficiency is a restructuring programme. This is improving the competitiveness of Aerospace, reorganising distribution and manufacturing in Medical, and completing Detection's integration of Heimann and the trace detection activities. The programme will be spread over 2004 and 2005. There will be a partial benefit to performance in 2005, and expected annual savings of £25m from 2006. Exceptional items of £11m reflect the net impact of the restructuring and property and business disposals.

Across all divisions, we are seeking to become still more competitive while maintaining Smiths' customary financial discipline.

DETECTION

MANAGING DIRECTOR
STEPHEN PHIPSON

SMITHS DETECTION HAS THE BROADEST RANGE OF TECHNOLOGIES AND WIDEST MARKET ACCESS OF ANY COMPANY IN ITS FAST-EVOLVING MARKET, GIVING IT A KEEN COMPETITIVE EDGE. SIGNIFICANT INVESTMENT CONTINUES TO EXPAND SMITHS DETECTION TECHNOLOGIES FOR EQUIPMENT TO DETECT AND IDENTIFY WEAPONS OF MASS DESTRUCTION, EXPLOSIVES, CONTRABAND, DEADLY SUBSTANCES AND ILLEGAL ITEMS. MARKETS SERVED ARE GROWING RAPIDLY IN TERMS OF BOTH GEOGRAPHY AND APPLICATIONS.

Demand for detection equipment broadened out during the year, with the military, critical infrastructures, ports and border controls, and event organisers increasingly balancing airports as sources of growth. While the race to meet an urgent deadline for US airport security provided an exceptional fillip to industry sales in the previous financial year, the basic growth trend remains positive, with industry-wide sales of new equipment expected to expand at a double digit rate annually.

Smiths Detection increased reported sales by 16% to £317m due largely to the inclusion of Heimann, the world leader in x-ray detection, for a full 12 months rather than just eight months in the previous year. Reported operating profit* fell by 21% to £55m, suffering from a relatively poor first half in comparison to 2003, which benefited from a one-off requirement to supply more than 3,000 Ionscan trace detection units.

Trading picked up in the second half, partly due to a number of Transport Security Administration (TSA) contracts, including a joint contract with The Boeing Company for the service and maintenance of Smiths' equipment at airports in North America. Further growth in service revenues is being targeted in the future. The TSA also selected Smiths to participate in three pilot programmes to screen rail passengers and their baggage for explosives.

A contract for anthrax detection at US mail sorting offices started to generate revenue in the second half. Detection has a highly competitive mail screening product, having developed a new and unique system that can detect biological and toxin agents.

Outside the United States, we are proud that the Greek Government selected Smiths Detection equipment for the critical task of security screening at the Athens Olympics, ordering more than 260 x-ray systems and 200 chemical agent detectors. Providing additional security support, we received an order to supply all international and regional airports in Greece with x-ray baggage inspection systems.



SALES BY ACTIVITY

X-RAY	70%
TRACE	30%

ACQUISITIONS AND PRODUCT DEVELOPMENT HAVE REINFORCED SMITHS DETECTION'S COMPETITIVE ADVANTAGE IN AN INDUSTRY WHERE SALES OF NEW EQUIPMENT ARE EXPANDING AT A DOUBLE DIGIT RATE ANNUALLY

+40%

GROWTH IN RESEARCH AND DEVELOPMENT SPENDING

1



SMITHS HAS THE WIDEST RANGE OF DETECTION TECHNOLOGIES, INCORPORATING BOTH X-RAY AND TRACE TECHNOLOGIES



2



3

1 Bio-Seeq Mail Sentry is a unique mail screening system that can detect biological and toxin agents

2 The Greek Government selected Smiths to provide security systems for the Athens Olympics

3 Ionscan Document Scanner is making transportation systems safer by screening driving licences and travel documents for traces of explosives

Cargo inspection equipment is in increasing demand, required as much to detect contraband as for preventing terrorism. Customs authorities in Israel, Japan, Latvia, New Zealand and Russia, as well as the port of Marseilles in France, ordered systems in the year. The Chinese Aviation Authority ordered x-ray systems to inspect baggage and freight, while both Frankfurt and Hamburg airports placed substantial orders for checked-baggage inspection systems.

In military markets, the UK Ministry of Defence and US Department of Defense placed large orders for chemical agent detectors. An emerging market for equipment is the 'First Responders', the emergency services who need to know the nature of the threat they are dealing with when attending an incident.

INVESTING IN TECHNOLOGY

Smiths Detection continues to invest in acquiring and developing the technologies required to reinforce our market leadership. Acquisitions have expanded our range of technologies, while internal research and development is aimed primarily at introducing further improvements to our existing systems through, for example, integrating trace and x-ray technologies within a single device.

The acquisitions of SensIR Technologies and Cyrano Sciences, Inc. have respectively added infrared-based analysers and miniature chemical vapour identification sensors to our product range. An agreement was signed with TeraView, a technology and product development company, to co-develop a next-generation, hand-held security wand that identifies metallic and non-metallic weapons, as well as explosives. Internal research and development is accelerating, with spending up by over 40% year on year.

Smiths Detection is now a powerful international brand, following its establishment as a stand-alone division with a single global management structure on 1 August 2003. The four businesses from which it was formed have been integrated, key growth markets have been identified and a strong development strategy has been mapped out.

DETECTION	2004 £m	2003 £m
Sales	**317**	273
Profit*	**55**	71

Employees: **1,800**

*before goodwill amortisation and exceptional items


smiths

Smiths Detection has launched an improved version of its Sentinel walk-through explosives detector to meet growing demand

MEDICAL

MANAGING DIRECTOR
LAWRENCE KINET

SMITHS MEDICAL IS A HIGH-MARGIN SPECIALIST MEDICAL DEVICE BUSINESS. PRODUCT DEVELOPMENT CONCENTRATES ON ENHANCING PATIENT CARE AND IMPROVING THE PRODUCTIVITY OF HEALTHCARE DELIVERY. FOCUSED RESEARCH AND DEVELOPMENT SPENDING IS CREATING A GROWING PIPELINE OF NEW PRODUCTS, WHILE REORGANISATION OF GLOBAL MANUFACTURING AND SUPPLY CHAIN OPERATIONS IS FOSTERING GREATER EFFICIENCY.

The Medical division performed well during the year, at constant currency expanding sales in line with an industry that is on a long-term growth trend. This is being driven by the increasing demand of ageing populations in the developed world for healthcare, as well as the progress of technology, which allows this demand to be met.

At a constant exchange rate, sales grew by 5%, while operating profit* rose by 12%. Sales benefited from contributions across the Medication Delivery & Patient Monitoring, and Anaesthesia & Safety Devices business units in the United States. Operating profit gained from efficiency improvements in manufacturing and purchasing. Smiths Medical generates nearly three-quarters of its revenue in the United States, the world's largest medical devices market. As a result of dollar weakness reported sales were flat at £487m, while operating profit* grew by 4% to £92m. Margins rose to 19%.

Two product ranges in particular generated substantial growth. The Cozmo™ glucose pump for diabetics, which was developed internally, is achieving good market penetration in the United States and has recently been introduced into Canada, France and Australia. More than 11,500 patients now use the Cozmo™, which frees Type 1 Diabetes sufferers from the regimen of multiple daily injections. Our comprehensive range of needle protection safety devices enables US hospitals to move towards compliance with legislation committing them to protect healthcare staff from accidental needlestick injuries.

The division invested substantially in new technology during the year. The acquisition of DHD Healthcare in July complements our airway products with a high-growth range of respiratory devices. DHD has a strong record in product development and a promising new product programme.

In addition, we established a technology review council to channel research and development spending to the most attractive opportunities. Forthcoming launches include an advanced version of the fully integrated CozMonitor insulin pump and blood sugar monitor, a next generation ambulatory pump, and silicone airway tubes that minimise infection.



SALES BY ACTIVITY	
ANAESTHESIA	60%
MEDICATION DELIVERY	40%

SUBSTANTIAL INVESTMENTS IN NEW TECHNOLOGIES AND THE TRANSITION TO A LARGER SCALE, INTEGRATED OPERATION, ARE INCREASING SMITHS MEDICAL'S POTENTIAL IN A LONG-TERM GROWTH INDUSTRY

+12%

RISE IN OPERATING PROFIT AT CONSTANT EXCHANGE RATES

1



A NEW TECHNOLOGY REVIEW COUNCIL IS CHANNELLING RESEARCH AND DEVELOPMENT SPENDING TO THE MOST ATTRACTIVE OPPORTUNITIES



2



3

1 / 2 Advanced technology facilities at Hythe in the United Kingdom manufacture single-use medical devices

3 CozMonitor is the first ever 'all-in-one' blood glucose monitor and insulin pump, offering users a more flexible lifestyle

A FOCUSED GLOBAL ORGANISATION
Following an international reorganisation during the year, Smiths Medical now has greater potential for profitable growth. It is a global organisation with five business units. Four business units focus on specific products and markets, while the fifth concentrates on operations. This reorganisation is intended to improve the effectiveness of sales and marketing and increase the efficiency of manufacturing and supply chain activities. To this end, distribution and manufacturing operations are being restructured for which an exceptional charge of £13m was incurred in the year. All five business units have increased focus on customers as the prime objective.

In the United States, the Anaesthesia & Safety Devices business unit is responsible for pain management, needle safety and temperature management devices and equipment, while Medication Delivery & Patient Monitoring covers infusion products, such as ambulatory pumps, vascular access devices and patient monitoring. Smiths Medical International is responsible for markets outside the United States and Japan. Smiths Medical Japan handles sales and marketing of all products in its home market.

In order to maximise the impact of our US sales force, sales teams are organised around product groups and concentrate on particular hospitals and buying organisations. This increases cross-selling opportunities as we are able to offer a wide range of products at each meeting.

The global operations business unit has centralised control of production in order to safeguard quality and improve efficiency. The majority of volume production now takes place at our manufacturing facility in Tijuana, Mexico, while a number of components have been outsourced to the Far East.

As a first step towards advancing the performance of Smiths Medical Japan, the minority interest was acquired. This has allowed us to introduce new management, with a view to accelerating sales growth and concentrating on high-margin Smiths Medical devices rather than third party products. Japan is the world's second largest market for medical devices and has great potential.

MEDICAL	2004 £m	2003 £m
Sales	487	486
Profit*	92	88

Employees: 5,500

*before goodwill amortisation and exceptional items



Bivona Nu-Trake® is a complete cricothyrotomy kit for fast and safe emergency airway access

AEROSPACE

MANAGING DIRECTOR
JOHN FERRIE, CBE

AS A LEADING FIRST-TIER SUPPLIER OF INTEGRATED SYSTEMS TO THE PRIME AIRCRAFT MANUFACTURERS, SMITHS AEROSPACE DESIGNS AND MANUFACTURES INNOVATIVE DIGITAL, ELECTRICAL AND MECHANICAL SYSTEMS FOR MILITARY AND CIVIL AIRCRAFT. ADDITIONALLY, IT SUPPLIES COMPLEX, HIGH-VALUE COMPONENTS TO THE PRINCIPAL ENGINE MANUFACTURERS. SMITHS IS ONE OF THE PRE-EMINENT PROVIDERS OF CRITICAL SYSTEMS AND COMPONENTS IN THE AEROSPACE INDUSTRY'S GLOBAL SUPPLY CHAIN.

For the aerospace industry, the last 12 months continued to be demanding. Orders of new commercial aircraft remained low, although there are firm indications that volumes of new aircraft orders and spares will begin to recover in 2005 as passenger numbers increase once more. As has been the case throughout the civil aerospace recession, stable growth in military sales partly compensated for this lack of activity.

In spite of the tough business environment, the Aerospace division made steady underlying progress. At a constant exchange rate, sales improved 7% and operating profit* rose by 2%. Dollar weakness resulted in reported sales 1% ahead at £1,006m, and – despite strenuous cost reduction efforts – operating profit* behind at 5% to £100m. Research and development spending continued to increase – up £6m – in order to enhance the division's potential for growth.

In civil aerospace, The Boeing Company selected Smiths to supply three major systems for the 7E7 Dreamliner, its new generation of commercial aircraft. This confirms Smiths' position as a first-tier systems integrator and key supply chain partner of Boeing, as well as reflecting the strength of our technology. Boeing awarded Smiths the contract for the highly advanced Common Core Computing System, which acts as the plane's central nervous system, hosting the avionics and utilities functions. In addition, Smiths was chosen to supply the landing gear and high lift actuation systems. In total, the revenue from these products is expected to approach US$3bn over their lifetime.

Airbus has selected Smiths to supply a key system for the other major new commercial aircraft, the A380. It will be the world's largest passenger jet and is scheduled to begin test flights early in 2005, before entering service in 2006. The landing gear extension and retraction system contract includes both the mechanical engineering and electronic control. Smiths delivered the landing gear flight test hardware to Airbus France in July.



SALES BY ACTIVITY	
CIVIL AEROSPACE	40%
DEFENCE	60%

1


BOEING

2



RESEARCH AND DEVELOPMENT SPENDING CONTINUED TO INCREASE IN ORDER TO ENHANCE THE DIVISION'S POTENTIAL FOR PROFITABLE GROWTH

HIGH PROFILE CONTRACT WINS DURING 2004 DEMONSTRATED SMITHS AEROSPACE'S STRONG POSITION AS A PRE-EMINENT PROVIDER OF SYSTEMS IN THE GLOBAL AEROSPACE SUPPLY CHAIN

+7%

RISE IN SALES AT CONSTANT EXCHANGE RATES



3

1 Smiths will supply three key systems for the new Boeing 7E7 Dreamliner

2 The Smiths Aerospace facility in Manchester, Connecticut manufactures the tail cone for the Rolls-Royce A3007 engine

3 The new facility in Suzhou, Jiang Su province, China manufactures engine components for the civil aerospace market

Smiths also won a number of high profile military contracts. Illustrating the competitiveness of Smiths' digital systems, Aerospace will supply both the Flight Management and Stores Management systems for the US Navy's Multi-mission Maritime Aircraft (MMA), as part of the Boeing-led industry consortium that won the contract to build the aircraft. A number of contracts were secured for systems on the Northrop Grumman Joint Unmanned Combat Air System (J-UCAS), including the crucial vehicle management computers, establishing Smiths as a leading first-tier supplier of systems for the fast-growing market in unmanned air vehicles.

STRATEGIC INITIATIVES
The division continues to seek acquisitions that will enhance profitable growth. In May, the business of specialist US aero-engine component manufacturer, Dynamic Gunver Technologies (DGT) was acquired. DGT complements Smiths Aerospace capabilities in complex fabrications and provides a low cost manufacturing plant in Poland.

As the prime aircraft manufacturers drive their suppliers to reduce their costs, so Aerospace is taking action in response. Across the division, we continue to embrace lean manufacturing and are consolidating manufacturing facilities. Also included are two major projects to move administrative tasks into shared service centres. Exceptional restructuring costs of £15m have been charged in the year. As part of this efficiency drive, we are evaluating our supply chain, with the aim of forming strategic partnerships with a smaller number of key suppliers.

In April, the division opened a purpose-built 130,000 sq ft aerospace components manufacturing facility in Suzhou, Jiang Su province, China. The facility will initially manufacture precision-machined aircraft engine components for the civil marketplace, followed by sheet metal and composite airframe components later this year.

From a marketing perspective, Aerospace is striving to achieve its full potential, continuously refining the alignment of the product portfolio with all its global customer requirements.

AEROSPACE	2004 £m	2003 £m
Sales	1,006	998
Profit*	100	105

Employees: **9,650**

*before goodwill amortisation and exceptional items



Airbus has selected Smiths to supply the landing gear actuation system for its new A380 commercial aircraft

SPECIALTY ENGINEERING

MANAGING DIRECTOR
JOHN LANGSTON

SMITHS SPECIALTY ENGINEERING DESIGNS AND MANUFACTURES CRITICAL COMPONENTS FOR A WIDE RANGE OF INDUSTRIES, INCLUDING THE ENERGY, TELECOMMUNICATIONS, DEFENCE, SPACE AND MARINE SECTORS. THE DIVISION ACHIEVES PROFITABLE GROWTH THROUGH TARGETING EXPANDING NICHE AREAS, MAINTAINING THE HIGHEST QUALITY STANDARDS, AND CONTINUALLY INTRODUCING GREATER EFFICIENCIES IN OUR FACILITIES.

The division achieved robust growth. The Smiths Interconnect business, which manufactures application specific components and sub-systems for connecting, protecting and controlling critical electronic systems, drove the division's expansion, benefiting from a recovery in high technology spending. Across the rest of the division – which also comprises the John Crane, Flex-Tek and Marine Systems businesses – conditions were positive, with steady demand from both consumers and construction, although investment in the oil and gas industry was erratic.

At a constant exchange rate, sales rose by 4% and operating profit* by 11%. Strong growth in high margin businesses, and reduced cost following consolidation of manufacturing facilities, aided profit.

The division's sales were flat on a reported basis for the year at £868m, while operating profit* grew by 5% to £113m. More than 100% of profit was converted into cash.

Smiths Interconnect experienced a substantial recovery in sales and profits. This was due to a combination of new product applications and improved market conditions across the defence, telecommunications and industrial sectors. As the mobile telecommunications industry prepared for third generation telephony, the infrastructure build-out drove demand for a variety of our specialist products. In China, our Shanghai facility, opened in 2003 to service the local wireless communications market, is already contributing to profits. Recent innovations in areas such as microwave components, lightning strike protection and microwave cable assembly strengthened our market position. Manufacturing efficiencies following relocation to low-cost economies in previous years fed through to profits.

In May, we acquired TRAK Communications, a leader in the design and manufacture of microwave sub-systems, antennas and related components, to broaden our offering of microwave components. This is a rapidly growing sector, with microwave technology used in a wide range of applications from mobile telecommunications to defence, homeland security and unmanned aircraft.



SALES BY ACTIVITY	
FLEX-TEK/MARINE	30%
JOHN CRANE	50%
INTERCONNECT	20%

IMPROVED SALES AND MARKETING, INCLUDING THE BROADENING OF BOTH CUSTOMER BASE AND GEOGRAPHIC BOUNDARIES, IS HELPING TO ACHIEVE THE DIVISION'S FULL POTENTIAL

+11%

RISE IN OPERATING PROFIT AT CONSTANT EXCHANGE RATES

STRONG PROFIT GROWTH DURING 2004 DEMONSTRATES THE QUALITY AND COMPETITIVENESS OF OUR PRODUCTS, AS WELL AS ONGOING ACHIEVEMENTS IN MAKING FACILITIES MORE EFFICIENT

1





2



3

1 Smiths Interconnect technology enables the US Army Shadow 200 Tactical Unmanned Airborne Vehicle to communicate with its Ground Data Terminal

2 Smiths supplies Dyson with a uniquely flexible vacuum hose, which extends to 4.5 metres to cover more ground

3 Kelvin Hughes supplies integrated bridge systems to vessels of all sizes from super-yachts to the Queen Mary 2

John Crane, which is a leading provider of mechanised seals for rotating equipment used in process plants such as oil and gas, had a flat year due to low levels of capital spending in Europe and delayed investment in the oil fields of the Middle East. There was an improvement in sales in Latin America, particularly as the Venezuelan oil industry recovered from the two-month strike of the previous financial year. John Crane's joint venture to service Gazprom in Russia is now well established.

Flex-Tek makes innovative, high performance ducting and hosing for a wide range of aerospace, heating and ventilation, industrial and international domestic equipment customers. We made significant operational improvements, including the purchase of a Mexican plant and the further consolidation of facilities in North America. Flex-Tek now includes Tubular Systems, which was previously within the Aerospace division and primarily supplies flexible and rigid hose to aircraft engine manufacturers. In addition, Tubular Systems manufactures and markets the highly successful and rapidly growing 'Gastite®' range of flexible hose and fittings in North America.

Marine Systems, the marine electronics and charts business, has a strong underlying order book. It is supplying several state-of-the-art integrated bridge systems, one of which was fitted to the Queen Mary 2 cruise liner, the world's largest passenger ship, launched in January 2004.

DRIVING POTENTIAL

Across various parts of the division, we have taken action to achieve our full potential through improved sales and marketing, and by broadening both our customer base and our geographic boundaries. Particular success has been achieved in selling telecommunications components into defence applications, and we plan to bring special connectors to the European medical equipment market, just as we have done in North America.

SPECIALTY ENGINEERING	2004 £m	2003 £m
Sales	868	872
Profit*	113	108

Employees: 10,250

*before goodwill amortisation and exceptional items



MONGOLIA
Urumuqi
Talimu
Hami
Lunnan
Kuric
Shanshan
Yumen
Linze
Yinchuan
Jingbian
Beijing
Shijiazhuang
Jinan
NORTH KOREA
SOUTH KOREA
Xining
Zhongning
Lanzhou
Yan'an
Zhengzhou
Xuzhou
CHINA
Shanghai
Nanjing
Hefei
Wuhan
Hangzhou
Lhasa
Chengdu
Chongqing
Changsha
NEPAL
BHUTAN
INDIA

John Crane gas seals are being fitted on China's West-East Gas Pipeline, a prestigious infrastructure project

★ REGION BASE & MAINTENANCE CENTRE

GROUP PROSPECTS

Looking forward, Smiths' business environment appears more stable than for several years. Recent trading has had to contend with the aftermath to the 1990s technology boom, the tragedy of 9/11 and the events of the Iraq War as well as a civil aerospace downturn. We expect greater stability ahead, with US-led global economic recovery under way and civil aerospace volumes recovering over the next two years. The risks to this scenario are further US dollar weakness, which would reduce the sterling value of US sales, and general levels of economic growth.

Steps taken to enhance Smiths' performance are also improving prospects. Increased research and development investment over several years is now being rewarded by notable contract wins. Within Specialty Engineering's Interconnect business, successful product launches are already leading to higher sales. In Medical and Detection, technology leadership is beginning to increase sales. Medical's Cozmo™ diabetes pump is in a robust US growth phase, and has recently been launched in other countries, while Detection will be bringing new products to market. But the most significant business win in the past 12 months was the Common Core Computing System for the new Boeing 7E7 mid-size commercial jet. While this contract will not feed through to higher sales for some time, it will generate substantial revenue in the longer term.

Restructuring is transforming the efficiency of some of our businesses. The purpose of the restructuring programme is to evolve autonomous businesses into larger scale, integrated operations. As mentioned earlier, this will lead to cost reductions, primarily in manufacturing and component supply, improving competitiveness across the board. The restructuring within Medical and Detection also fosters a more coordinated approach to sales growth.

In summary, the combination of more stable business conditions, technology leadership and restructuring benefits has enhanced the prospects for profitable growth. Delivery of an excellent second half performance in 2004 demonstrates that we have gained the momentum in all divisions which we expect to deliver increased sales and profit in 2005. With recent contract wins, the acquisitions made last year and investment in R&D and restructuring, we believe that growth can be sustained. The proposed final dividend reflects our confidence in the improved outlook for the Company.

FINANCIAL REVIEW

SALES AND PRE-TAX PROFITS FROM CONTINUING BUSINESSES WERE SIMILAR TO THOSE OF LAST YEAR DESPITE CONTINUED SLUGGISH GROWTH IN SOME MARKETS AND A SUBSTANTIAL WEAKENING OF THE US DOLLAR. STRONG OPERATING CASH-FLOW AND THE DISPOSAL OF THE POLYMER BUSINESS AND OTHER NON-CORE OPERATIONS HELPED REDUCE NET DEBT TO £273M AT THE YEAR END.

ACCOUNTING POLICIES

The accounting policies used in these accounts are consistent with those used in the 2003 accounts in all respects apart from a change required to comply with Abstract 38 of the Urgent Issues Task Force (UITF 38). This Abstract requires shares held in Employee Share Ownership Plans to be treated as a reduction in shareholders' funds, rather than as a fixed asset. The balance sheet for 2003 has been restated to reflect this change, by reducing Investments and advances-other and shareholders' equity by £5.4m.

PROFIT AND LOSS ACCOUNT FORMAT

The Profit and Loss Account of the Company as a whole shows total sales of £2.7bn (2003 £3.1bn), pre-tax profit of £300m (2003 £217m), and earnings per share of 38.0p (2003 20.0p). These results, however, do not present an accurate picture of the performance of the continuing businesses. For this reason, 'Discontinued businesses', comprising the Polymer business for the two months prior to disposal, are shown in a separate column in the Profit and Loss Account in order to show the results of ongoing activities more clearly. Interest is allocated to discontinued businesses on the basis of net proceeds received. As a result, the profit before tax in the 'Ordinary Activities' column is stated on a comparable basis between 2004 and 2003. 'Goodwill amortisation' and 'exceptional items' are also shown in separate columns in the Profit and Loss Account and are discussed below.

PROFIT AND LOSS

Continuing activities (before goodwill amortisation and exceptional items).

	2004 £m	2003 £m	Change
Sales	**2,678**	2,629	+2%
Operating profit	**360**	372	-3%
Pre-tax profit	**350**	349	-
EPS	**45.9p**	45.6p	+1%

Sales of £2.7bn were slightly ahead of the prior year, with growth being derived from a combination of acquisitions and underlying business, offset by adverse currency translation (see below).

Operating profit before goodwill amortisation and exceptional items of £360m was 3% down on the prior year. This was a result of higher research and development costs and an adverse sales mix in Detection, as lower margin military sales replaced higher margin civil sales (including the substantial one-off order last year). The operating margin was therefore 0.7% lower at 13.4%.

Total interest on net debt reduced to £15m. Despite a background of rising borrowing rates in both the UK and USA, Smiths has benefited from the substantial reduction in net debt resulting from the sale of the Polymer business. The total interest charge was covered 24 times by operating profit before goodwill amortisation and exceptional items.

Other finance income/costs – retirement benefits, representing the financing cost of pensions and post retirement healthcare benefits, were a net credit of £3m (2003 net charge £2m). This improvement reflected the changed asset mix of the principal schemes at the beginning of the year.

The pre-tax profit before exceptional charges and goodwill amortisation was slightly above the prior year. This was a creditable achievement against a background of adverse exchange translation and, overall, underlying growth was positive. Underlying growth is a combination of operational improvements and contributions from acquisitions and lower interest costs, partially reduced by higher research and development costs.

Earnings per share ('eps') from continuing activities before goodwill amortisation and exceptional items were 1% ahead of prior year – benefiting from a 0.5% point reduction in the tax rate to 26.5%.

The dividend for the year is 27p which is a 4% rise on 2003. With eps from continuing activities at 45.9p, the dividend is 1.7 times covered by earnings. The Board normally considers a dividend cover of twice earnings to be the appropriate level, but in the light of a positive trading outlook, and in a year in which free cash-flow per share is almost equal to earnings, a reduced cover is considered acceptable.

RESTRUCTURING AND OTHER EXCEPTIONAL ITEMS

As part of the strategic initiatives arising from the reorganisation of the business announced at the beginning of the year, restructuring charges of £31m have been incurred. These costs, disclosed as exceptional charges to operating profit, cover the significant changes being made in Aerospace, Detection and Medical. The costs relate to systems integration, severance and site closures.

In June, a substantial property asset was sold to an institutional purchaser at a profit of £12m and is disclosed as an exceptional item.

TAXATION
The tax charge for the year represented an effective rate of 26.5% on profit of ongoing businesses before taxation, goodwill amortisation and exceptional items (2003 27%).

CASH-FLOW
We believe that profit performance should be underpinned by strong and reliable cash generation. We monitor cash performance by the conversion rate of operating profit into cash from our operations (after taking account of net capital expenditure) and by the generation of free cash-flow at group level. This year we achieved a conversion rate of 91% and free cash-flow of £255m, compared to 90% and £270m last year.

DISCONTINUED BUSINESSES
We continued to focus on core activities and dispose of non-core businesses during the year. The net proceeds of these disposals amounted to £507m.

The principal disposal took place in September 2003 when the Polymer business was sold to Trelleborg AB for £483m net of costs. This gave rise to an exceptional profit on disposal of £12m, although £137m had been written off in respect of associated goodwill in the prior year. The results of the Polymer business for the period of ownership are disclosed in the 'discontinued businesses' column in the Profit and Loss Account.

Other, smaller, disposals were completed during the year which raised £24m in net proceeds and gave rise to an exceptional loss of £4m. The results of these businesses are not of sufficient size to qualify for separate disclosure as part of 'discontinued businesses' and, accordingly, they have been included as part of continuing operations.

GOODWILL
Goodwill on all acquisitions since 1998 is capitalised and amortised over a maximum 20-year period. The carrying value of acquisitions is formally reviewed at the first full year-end following acquisition and is also reviewed when circumstances require it. The annual goodwill amortisation for 2004 was £39m (2003 £44m). No impairment charges have been made in 2004 (2003 £137m).

ACQUISITIONS
£219m was spent on acquisitions during the year, the largest being the business of DGT (£56m) and TRAK Communications (£61m). Acquisitions were completed in each division and their details have been dealt with in the Chief Executive's Review. The phasing of the acquisitions was weighted towards the end of the year and, combined, they contributed £29m to sales and £3m to operating profit, well in excess of the associated financing cost.

TI AUTOMOTIVE
Smiths continues to hold, at cost, £325m of preference shares in TI Automotive, which was demerged in July 2001. No preference dividend has been received or accrued in 2004.

GEOGRAPHICAL SPREAD AND EXCHANGE RATES
The geographical analysis of ongoing operations is largely unchanged from 2003.

	Sales	Profits
United Kingdom	26%	13%
North America	52%	61%
Continental Europe	15%	19%
Rest of World	7%	7%

The key exchange rates affecting the Group are the US dollar and the Euro. The table below shows the average and year-end rates for these currencies.

	£1 = US$	£1 = Euro
Average		
2004	1.75	1.46
2003	1.59	1.51
£ (stronger)/weaker	(10%)	3%
Year-end		
2004	1.82	1.51
2003	1.61	1.43
£ (stronger)/weaker	(13%)	(6%)

The effect of the decline in the average value of the US dollar outweighed the effect of the stronger Euro, as would be expected from the geographic weighting of the business. The net translation effect was to reduce sales by £137m and operating profits by £20m. A movement of 1 cent in the US dollar affects profit by approximately £1.4m. Exposure on export transactions after hedging is not material.

Information on the impact of hedging foreign exchange translation is contained in the Treasury section below.

COST OF CAPITAL AND RETURN ON INVESTMENT
The Company uses its weighted average cost of capital as one measure to appraise both internally-generated investment opportunities and acquisitions. During 2004, the Company's weighted average cost of capital for the year remained at 8%.

The after-tax return before goodwill amortisation and exceptional items on average shareholder investment, including goodwill set off against reserves was 11% compared with 12% last year and continues to exceed the weighted average cost of capital.

RETIREMENT BENEFITS

The Company applies the full accounting requirement of FRS17 to calculate its pension expense. FRS17 is a more prescriptive accounting treatment than SSAP24, and we consider that the greater transparency and consistency offered are significant benefits.

Under FRS17, the Group's accounts reflect the net surplus/deficit in retirement benefit plans, taking assets at their market values at 31 July and evaluating liabilities by discounting at year-end AA corporate bond interest rates.

The table below gives an analysis of the Company's year-end net liabilities.

	2004 £m	2003 £m
Funded plans		
Assets	**2,558**	2,468
Liabilities	**(2,686)**	(2,776)
Deficit	**(128)**	(308)
Average funding level	***95%***	*89%*
Unfunded liabilities	**(119)**	(145)
	(247)	(453)
Deferred tax	**85**	145
Net liability	**(162)**	(308)

The Profit and Loss Account bears the cost of providing retirement benefits in two places. The actuarially calculated cost of the current year's benefits earned is charged against operating profit (the 'service cost') – in 2004 this was £47m (2003 £48m). The interest section of the profit and loss account is charged with the interest on retirement liabilities and credited with the expected return on pension scheme assets – in 2004 this was a net credit of £3m (2003 net charge £2m) reflecting the improved asset mix at the beginning of the year.

Pension funding (company cash contribution) decisions are based on the advice of independent actuaries, which takes account of the long-term nature of the liabilities. For funding purposes, the most recent actuarial valuations of the two principal schemes were performed as at March and April 2003 in the United Kingdom, and January 2004 in the United States. Contributions to the funded plans were increased to £64m in 2004 (2003 £46m), as funding deficit payments were made. Slightly lower contributions are expected in 2005.

TREASURY

Smiths continues to apply centralised treasury management over its financial risks operating within a strong control environment. The Company uses financial instruments to raise finance for its operations and to manage the related financial risks. There is neither speculation nor trading in financial instruments and all funding is properly recognised on the balance sheet. The Board has approved the treasury policy, which governs the financial risk profile, and a treasury compliance report is presented annually to the Audit Committee.

The objectives of the treasury function remain the same as in previous years and are explained in further detail below in the context of current developments.

To deliver the liquidity requirements of the businesses cost effectively – As referred to earlier, liquidity was strong during the year. The Company aims to minimise the level of surplus cash balances but where these arise, such as with the Polymer disposal proceeds, tight controls apply to ensure that they are securely placed with highly rated counterparties and are available for redeployment around the Group at short notice. Local working capital needs and capital expenditure requirements are typically funded by local bank facilities. In addition, Smiths has extensive local and cross-border cash-pooling arrangements, and arm's length intercompany lending through financial centres, to optimise the global deployment of funds across its businesses in a tax efficient manner.

To manage the central funding demands and provide a low cost of debt – The Company funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. The Company holds term debt, largely in the bond markets, of £692m with average maturity of six years and at an average cost of debt of 4.7%. Through the use of interest rate swaps, the Company maintains a broadly even mix of fixed and floating rate debt. The Company seeks to maintain a spread of maturity profiles on its debt and no more than 30% of the Company's net debt will be held on borrowings due within one year, without firm plans for refinancing or repayment. The €300m Eurobond matures in July 2005 and currently Smiths could retire this debt out of surplus cash resources. The credit ratings of the Group remain at A–/A3 with Standard & Poor's and Moody's, respectively, reflecting the Group's strong financial profile and stable business outlook. Smiths believes that it has access to further financial resources to cater for all envisaged business requirements and opportunities.

To develop and maintain strong and stable banking relationships and services – Smiths has a core and stable group of ten leading global banks and financial institutions who competitively tender for treasury business. Credit exposures to any

one bank are carefully controlled. All business is transacted with banks on consistent terms and is fairly allocated.

To provide the Group with reasonable protection from the effect of foreign currency volatility – Material cross-border trading contracts or forecast commitments are hedged at inception by appropriate derivative financial instruments, with the Company's core banks as counterparties. Whilst the trends of foreign currency movements cannot be eliminated, this hedging programme reduces the volatility on the results and protects the cash-flow and margins. Moreover, Smiths largely manufactures in countries whose currency is linked to the currency of its sales revenue, and hence gross transactional exposures are around £300m annually, before hedging.

The Company protects its reserves from foreign currency fluctuations by ensuring that at least 75% of the total net overseas operational assets are offset, either by borrowings in the respective currency or by currency swaps.

Smiths' overseas earnings are translated at average currency rates for the year which smooths the effect of currency volatility. However, Smiths is increasingly exposed to the US dollar due to its significant North American presence. Following the Interim results, a short-term hedging contract was entered into to protect against further dollar exchange rate volatility on the translation of US earnings for the remaining part of the year. This contract produced a £1.4m profit and cash inflow.

LEGAL ISSUES

As previously reported, John Crane, Inc. (John Crane), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. In addition, John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 95,000 claims over the last 25 years. John Crane is currently a defendant in cases involving approximately 180,000 claims. Despite these large numbers of claims, John Crane has had final judgements against it, after losing appeals, in only 39 cases, amounting to awards of some US$26m over the 25-year period. These awards, the related interest and all material defence costs have been met in full by insurance.

No provision relating to this litigation has been made in these accounts.

FINANCIAL CONTROLS

While our decentralised organisation delegates day-to-day control to local management, we have comprehensive systems in place, with regular reporting to the Board.

The Company has continuous, formalised business risk management processes operated at each business unit.

The internal audit department reviews all key business units over a rolling three-year cycle and its findings are reported to the Audit Committee. All acquisitions are reviewed within 12 months of acquisition, to verify compliance with the Group's procedures.

Further information regarding the Group's procedures to maintain strict internal controls over all aspects of risk, including financial risk, are set out in the Corporate Governance section of the Directors' Report.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

From August 2005 onwards, in common with all listed companies in the European Union, Smiths will be required to prepare its consolidated accounts in accordance with International Financial Reporting Standards (IFRS). As a result the Financial Statements for 2004/05 will be the last prepared under UK Generally Accepted Accounting Principles (UK GAAP).

For some months now, we have been planning for the transition from UK GAAP to IFRS. We are currently in the process of interpreting the accounting standards that will apply from August 2005 onwards, setting the future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that will necessitate changes to our financial information systems.

We are not, as yet, in a position to quantify the effect of the differences between IFRS and UK GAAP on the Group's results or financial position. Based on our work to

date, we believe that the significant differences will arise in the areas below:

Research and development costs
Expenditure on self-funded research and development is of the order of £140m per annum. Such expenditure is prudently expensed as incurred, a policy which we believe conforms with industry practice. IFRS requires development expenditure meeting certain recognition criteria to be capitalised on the balance sheet and amortised over its useful life. This standard is to be applied retrospectively; hence the intangible asset will include amounts expensed in previous years.

Derivatives and hedge accounting
A significant element of trading is denominated in US dollars and other foreign currencies. In order to protect ourselves from the associated currency volatility, we take levels of forward cover.

We also use derivatives to protect the Company from the impact of changes in interest rates. Currently, gains or losses arising on these derivatives are taken to the Profit and Loss Account in the same period as the underlying transaction.

IFRS requires all hedges to be strictly designated against specific transactions and the hedge effectiveness tested. All such instruments are required to be revalued to market values at the balance sheet date. If the hedging criteria are not achieved, then the change in value is taken to the Profit and Loss Account immediately.

Meeting the strict hedge criteria for all contracts may not be practicable, resulting in potential volatility in the reported Profit and Loss Account and Balance Sheet.

Goodwill
Generally, the carrying amount of goodwill recognised under UK GAAP on past acquisitions will not be revisited under IFRS. However, in comparison to UK GAAP, where goodwill is amortised over its useful life, under IFRS goodwill will not be amortised but, rather, will be subject to an annual impairment review which may introduce significant volatility in the Profit and Loss Account.

Other areas being considered, which could have a significant impact on the Company's results include share options, pensions, acquisitions and deferred tax.

Outside the European Union many other countries will require or permit companies to report under IFRS. Efforts to achieve convergence between IFRS and US GAAP are welcome.

BOARD OF DIRECTORS



1	2	3	4
5	6	7	8
9	10	11	12
13	14	15	

→

Note: The photographs and biographies on this and the opposite page indicate membership of the Board with effect from 21 September 2004. Accordingly, Keith Orrell-Jones, who was Chairman until he retired on that date, is not included and David Challen, who was appointed as a non-executive director on the same date, is included.

1. DONALD BRYDON, CBE
CHAIRMAN †▲
Aged 59, British. He was appointed to the Board in April 2004, becoming Chairman on 21 September 2004. He was previously Chief Executive of AXA Investment Managers SA and prior to that had been Chairman and Chief Executive of BZW Investment Management. He is non-executive Chairman of the London Metal Exchange and AXA Investment Managers SA, as well as being a non-executive director of Allied Domecq plc and ScottishPower plc. Additionally, he is Chairman of the Code Committee of the Panel on Takeovers and Mergers (UK) and Deputy Chairman of the Financial Services Practitioner Panel.

Chairman of the Nomination Committee.

2. KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE
Aged 58, British. He was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa.

3. ROBERT O'LEARY
NON-EXECUTIVE DIRECTOR*†
Aged 60, US citizen. He was appointed to the Board as a non-executive director in September 1997. He is Chairman and Chief Executive Officer of Valeant Pharmaceuticals International and Chairman of Ascension Health Ventures, LLC. He was formerly Chairman and Chief Executive Officer of Premier Inc. and of American Medical International. He is a member of the Boards of Directors of Thermo Electron Corporation and of Viasys Healthcare Inc.

4. SIR NIGEL BROOMFIELD, KCMG
NON-EXECUTIVE DIRECTOR*†
Aged 67, British. He was appointed to the Board in December 2000 having been a non-executive director of TI Group since 1998. He is a trustee of the Dresden Trust. He is President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993 to 1997.

Committees
* Audit Committee
† Remuneration Committee
▲ Nomination Committee

5. JOHN FERRIE, CBE
GROUP MANAGING DIRECTOR AEROSPACE
Aged 57, British. He was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998, is a Fellow of the Royal Academy of Engineering and is a member of the Board of the Engineering Council (United Kingdom). He is a non-executive director of Westbury plc.

6. DAVID LILLYCROP GENERAL COUNSEL
Aged 48, British. He was appointed to the Board in December 2000, having been an executive director of TI Group since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. He is Chairman of TI Pension Trustee Ltd.

7. SIR COLIN CHANDLER
NON-EXECUTIVE DEPUTY CHAIRMAN
Aged 64, British. He was appointed to the Board in December 2000, having been a non-executive director of TI Group since 1992. He was variously Managing Director, Chief Executive and then Chairman of Vickers plc. Earlier he was seconded from British Aerospace to the role of Head of Defence Export Services, MoD. He was Chairman of Racal Electronics plc. He is Chairman of easyJet plc, Chairman of TI Automotive Limited, Chairman of Automotive Technik Limited and Pro-Chancellor of Cranfield University.

8. LAWRENCE KINET
GROUP MANAGING DIRECTOR MEDICAL
Aged 57, US citizen. He was appointed to the Board in February 2000 and became Group Managing Director, Medical, in August 2000. He was previously Chairman, President and Chief Executive Officer of Aksys Ltd and prior to that held senior appointments with Oculon Corp, Kensington Group and Baxter International Inc.

9. ALAN THOMSON FINANCIAL DIRECTOR
Aged 58, British. He was appointed to the Board as Financial Director on joining the Company in April 1995. He was previously Finance Director of Rugby Group plc and prior to that had worked for Courtaulds plc, Rockwell International Corporation and Raychem Ltd. He is a non-executive director of Johnson Matthey plc.

10. SIR JULIAN HORN-SMITH
NON-EXECUTIVE DIRECTOR†
Aged 55, British. He was appointed to the Board as a non-executive director in February 2000. He is Chief Operating Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and Director of Verizon Wireless in the United States.

Chairman of the Remuneration Committee.

11. JOHN LANGSTON
GROUP MANAGING DIRECTOR SPECIALTY ENGINEERING
Aged 54, British. He was appointed to the Board, as head of Sealing Solutions, in December 2000, was subsequently Group Managing Director, Detection and became Group Managing Director, Specialty Engineering on 1 August 2004. He had been a director of TI Group since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

12. EINAR LINDH
EXECUTIVE DIRECTOR
Aged 59, British. He was appointed to the Board, as head of Industrial in February 1996 and was Group Managing Director, Specialty Engineering until 31 July 2004. He first joined the Company in 1973, leaving in 1979 to take up an appointment at Great Universal Stores plc. He returned to Smiths in 1983, becoming Managing Director of Portex Ltd in 1990. He is a non-executive director of Spirax-Sarco Engineering plc.

13. DAVID CHALLEN, CBE
NON-EXECUTIVE DIRECTOR*†
Aged 61, British. He was appointed to the Board on 21 September 2004. He is Vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd. He is a non-executive director of Anglo American plc.

Chairman of the Audit Committee.

14. THE RT HON LORD ROBERTSON OF PORT ELLEN, GCMG, FRSE, PC
NON-EXECUTIVE DIRECTOR*▲
Aged 58, British. Lord Robertson was appointed to the Board in February 2004. He was the 10th Secretary General of NATO from August 1999 to December 2003, and UK Secretary of State for Defence from 1997 to 1999. He was Member of Parliament for Hamilton and then Hamilton South from 1978 to 1999. He is Executive Deputy Chairman of Cable & Wireless plc, a non-executive director of the Weir Group plc, and an advisor to the Cohen Group (USA) and the Royal Bank of Canada Europe. He is also Chairman of the John Smith Memorial Trust.

15. PETER JACKSON
NON-EXECUTIVE DIRECTOR*▲
Aged 57, British. He was appointed to the Board in December 2003 and became senior independent director in September 2004. He is Chief Executive of Associated British Foods plc, the international food and retail group. In his former capacity as Chief Executive of British Sugar plc, he was appointed to the ABF Board in December 1992 and has continued as a member of the Board since that date.

Senior independent director.



THE NEW CODE IS DESIGNED TO UNDERPIN THE PRINCIPLES OF HONESTY, INTEGRITY AND TRANSPARENCY IN OUR APPROACH TO BUSINESS

DEVELOPING DIVERSE TALENTS

WE CONTINUE TO INVEST IN THE DEVELOPMENT OF SMITHS' EMPLOYEES. WE SEEK TO ATTRACT, RETAIN AND SECURE THE ENGAGEMENT OF OUR PEOPLE BY OFFERING, AMONGST OTHER THINGS, MEANINGFUL WORK, THE OPPORTUNITY TO DEVELOP AND TO TAKE ON RESPONSIBILITIES THAT REFLECT THEIR CAPABILITIES AND POTENTIAL.

We base our selection processes on an individual's competencies and track record. Our appraisal process, leadership development, and succession management processes all support our drive to develop our current and future leadership talent.

Smiths continues to invest in the acquisition, by employees, of new and relevant skills. To this end, training opportunities are provided and employees are encouraged to participate in their own development. They are assisted in this by feedback on their performance to help them maximise their potential.

We advertise most job vacancies internally on our website, thereby giving our people the opportunity to help manage their own career development.

We continue to recruit graduates and provide them with a structured training programme. Our recruitment website, www.whatsnext4u.com, provides details of the challenging and rewarding career opportunities that await graduates who join us.

With over 100 manufacturing facilities, Smiths has 27,200 employees worldwide (at the year-end), of whom 80% are located in the United Kingdom and North America, and the others predominantly in continental Europe, Japan and China. Smiths continues to be a diverse group. This diversity is a strength that our employment policies and practices are designed to support.

BUSINESS ETHICS

The Board has approved a 'Code of Corporate Responsibility and Business Ethics'. The Code applies to all businesses and employees of Smiths Group worldwide. The Code is designed to underpin the principles of honesty, integrity and transparency in our approach to business and to sustain the good reputation of Smiths. It will contribute to each business within the Group reaching its full potential through the recruitment and retention of talented and honest people. The Code has the following sections:

- **compliance with laws and regulations**;
- **competition**, addressing fair competition practices;
- **proper business behaviour**, including integrity, and dealing with conflicts of interest;
- **dealings with suppliers and customers**, incorporating payments to suppliers and meeting customer requirements;
- **employees**, including commitment to non-discrimination, no bullying or harassment, and the right to belong or not to belong to a trade union;
- **health and safety**;
- **environment**;
- **communities**;
- **public activities**;
- **human rights**, Smiths' commitment to the principles as defined in the United Nations Charter on Human Rights, including the issue of Child Labour;
- **reporting and internal controls**; and
- **application and compliance**.

The Code is supplemented by guidance on its application to each division's activities and is being rolled out to employees with the aid of face-to-face briefings, other communications materials and relevant training. There is a feedback loop for employees and arrangements are being made to monitor compliance with the provisions of the Code.

The full text of the Code is published on the Smiths website www.smiths-group.com



OUR JOHN CRANE TYPE 2800 MECHANICAL SEALS ARE DESIGNED TO OPERATE IN EXTREME TEMPERATURES AND PRESSURES WITHOUT LEAKING POLLUTING SUBSTANCES. 500 TYPE 2800S WERE DELIVERED TO THE OIL AND GAS INDUSTRY IN 2003 ALONE

COMMUNITY INVOLVEMENT

Smiths continues to support good community relations practices, both corporately and through our businesses worldwide.
With long-established roots in their local communities, where they are often the major employer, Smiths' businesses take an active role in the community in schools, universities and through charitable projects. As well as actively raising funds for local charities and institutions, Smiths' initiatives aim to encourage more students to follow science, maths and engineering careers. In the USA, businesses engage in 'senior' projects, where students are given a real life engineering task/challenge within a Smiths Aerospace programme, then work with Smiths' engineers to resolve it. In the UK, Smiths continues to support the UK 'Year in Industry' programme and the 'Young Engineers' competition.

EMPLOYEE INFORMATION AND CONSULTATION

The provision of information to, and communication with, our employees is an important part of how we conduct our business. At business unit level, communication takes place through a variety of channels including team briefings, presentations and newsletters. Many businesses have established forums for the exchange of information and best practice, as well as discussion of current issues, including business efficiency initiatives, training and development, environment, and health and safety.

In the UK, we are developing our arrangements for workplace information and consultation so that all sites will be covered by such arrangements. This will also facilitate the effective functioning of our Smiths European Forum (SEF).

The SEF meets annually to discuss issues of a transnational nature with representatives of employees from EU countries. Topics covered at this year's SEF meeting, held in Cheltenham in May, ranged from: the financial performance of the Group; Smiths' external profile; trends towards flexibility in workplace arrangements; the Group's environment, health and safety performance and progress; the challenges of operating in global markets and their impact on employment issues; and the need to review the SEF constitution in the light of the expansion of the EU and the upcoming implementation of the EU Directive on information and consultation.

Also in the UK, the Company has agreed new arrangements for consultation with employee representatives covering members and pensioners of all its UK pension schemes. These arrangements, which build on existing procedures for the Smiths Industries Pension Scheme, have been designed to ensure effective communication and consultation on current issues and proposed changes to the pension schemes which may affect members and/or pensioners, and to enable representatives to express their views to the Company on the operation of the pension schemes. The new Smiths UK National Pensions Forum will hold its first meeting in October 2004.

ENVIRONMENT, HEALTH AND SAFETY

Our priorities

We have been working hard to give Environment, Health and Safety (EHS) issues a high priority in the way we do business in Smiths. Improved EHS performance reduces costs, creates business opportunities and minimises risk. Our EHS strategy is to focus on the following priorities:

- implementing ISO 14001 across our manufacturing operations;
- rolling out a comprehensive health and safety audit system;
- improving the quality and interpretation of our data;
- listening to the views of our stakeholders and reporting on progress externally;
- improving our eco-efficiency by reducing energy, water, waste and emissions;
- reducing the number of work-related accidents; and
- integrating environmental thinking into the design of new products.


CHIEF EXECUTIVE
SMITHS GROUP BOARD
DIRECTOR, HUMAN RESOURCES
GROUP EHS COMMITTEE
DIRECTOR, ENVIRONMENT, HEALTH AND SAFETY
REGIONAL ENVIRONMENTAL/ EHS COORDINATORS (business level)
EHS ADVISERS (site level)

We continue to make progress in all these areas and further details are included below.

Stakeholder dialogue and reporting
We have taken forward the stakeholder dialogue programme initiated last year, with help from The Environment Council, an independent organisation with expertise in facilitating stakeholder dialogue. The innovative electronic consultation process sought stakeholder views on our 2003 EHS report during its preparation stage. We used this feedback to redraft some sections of the report.

Our stakeholders identified supply chain management and the environmental and social impacts of our products – including life cycle assessment, hazardous materials management and producer responsibility legislation – as worthy of attention. The scope of our EHS reporting was judged to be appropriate. We also received stakeholder feedback on broader questions of corporate responsibility outside the scope of the EHS report. This feedback assisted our ongoing review of our existing policies and practices in this area.

A printed summary of our second EHS report was published in early 2004 covering the financial year ending 31 July 2003. This report was independently assured for the first time and describes how we manage EHS in our operations. In addition to the printed summary report, we launched our first EHS website in 2004 to provide a more detailed on-line version of the 2003 report and more frequent updates on items of interest in the area of EHS. This on-line report can be accessed via the reports section on the Smiths homepage (www.smiths-group.com).

Policy and organisation
Our arrangements for Corporate Governance cover the assessment of all business risks and opportunities, including EHS issues. We have clear lines of responsibility for EHS management to ensure Group policies and standards are adopted by our facilities worldwide. Day-to-day responsibility and accountability for EHS management rests with our operating companies. Our director EHS, reports to the director Human Resources on EHS strategy, performance and progress against plan. The director HR chairs the Group EHS Committee and reports to the chief executive who is accountable to the Board for EHS performance. At a local level, each major facility has a safety adviser and environmental coordinator, with further support provided by a network of regional EHS coordinators at business level.

Annual reports and reviews of EHS risks, opportunities and progress against plan are provided to the Board. Quarterly reports are also provided to the executive directors through the Group EHS Committee. With senior representation from each of our divisions and corporate EHS expertise, this Committee also develops Group policies and standards, reviews performance, including progress against Group targets, and prepares the Group EHS report.

Policy statements are in place for both environment and health and safety. They apply to our operations worldwide and can be viewed on-line via the report section (2003 EHS) on our homepage (see www.smiths-group.com). These policies are underpinned by:
- the implementation of internationally recognised standards for environmental management, ISO 14001;
- company standards on health and safety management (best practice safety manual and a comprehensive health and safety audit system); and
- measurement systems and targets for improved performance.

ISO 14001, safety manual and audit system
We have systems in place for the management of EHS risks and opportunities in our operations worldwide. In November 2000, we set ourselves a demanding three-year goal to achieve ISO 14001 certification for all our major manufacturing sites by the end of



OUR NEEDLE-PRO® SAFETY DEVICES PROTECT THE HEALTH AND SAFETY OF CLINICIANS AND NURSING STAFF, REDUCING NEEDLESTICK INJURIES AND THE RISK OF CROSS-INFECTION

December 2003. We achieved excellent results by the end of this period, with 99% of the targeted businesses, 79 out of 80 facilities in 17 countries, being certified. New acquisitions are required to achieve certification within two years of joining the Group.

Comprehensive standards for health and safety management are defined in a best practice safety manual that focuses on the management and control of common hazards in our operations. 60 hazards and topics are covered ranging from risk assessments, hazardous substances, lone working, safety committees, and travelling on company business. We assess compliance with these guidelines and identify areas for improvement at site level using an internal self-assessment audit tool called AuditMaster™. The audit tool consists of over 300 questions divided into four sections covering:

- the management of health and safety;
- risk assessments and documentation;
- control and protection arrangements; and
- health and welfare.

95% of our major operations achieved the target we set, to complete at least one audit using AuditMaster™ by the end of December 2003. We will continue to roll out this system across our operations.

Measurement and targets

EHS data is collected on-line from our operations worldwide, aggregated and then checked by the Group EHS function. Data and other EHS information reported externally are also reviewed as part of our external assurance process. As promised, an Independent Assurance Statement was provided for the first time in our 2003 EHS Report.

The following EHS aspects are reported:

- energy and water use;
- generation and disposal of waste;
- climate change (through emissions of greenhouse gases);
- other emissions to air (ozone depleting substances and volatile organic compounds/solvents);
- product design for reduced environmental impact;
- lost time incidents and health and safety performance;
- fines and prosecutions;
- environmental investment;
- contaminated land and remediation; and
- supply chain management.

We have chosen these areas as indicators as they are relevant to all our operations as a manufacturing and technology group. Performance data for these areas is provided separately from the Annual Report and Accounts via our website.

Establishing meaningful trends in performance is a challenge for the Group, given the diverse profile of our operations, which changes through acquisitions and disposals. We will continue to improve the quality of our data, building on the progress we have made during the year. In 2004, we introduced a single system with common definitions applicable globally for the measurement and reporting of lost time incident data through work-related injury and work-related illness. We expect to report this data in our next EHS report, together with details of any health and safety prosecutions, building on the reporting of environmental enforcement action over the last couple of years.

Five-year reduction targets set against a baseline year of 2001 have been set for the Group as a whole in the areas of greenhouse gas emissions, water use and waste disposal to landfill, expressed per £ million sales. We exceeded our 20% waste reduction target (normalised in tonnes per £ million sales) in 2003, with a total reduction of 45%. The Group EHS Committee is reviewing future waste targets in the light of changes in the Group's composition following last year's disposal of the Polymer business, and improvements in data quality. In addition, the Committee is looking at the scope for further reduction targets in other areas of environment, health and safety. We expect



WE HAVE DESIGNED WEIGHT SAVING FEATURES IN OUR ELMS POWER MANAGEMENT SYSTEMS THAT REDUCE AVIATION FUEL CONSUMPTION ON HUNDREDS OF BOEING 777s

to publish these revised targets in our next EHS report.

Our improved rating in the Business in the Environment (BiE) survey of the UK's top 350 listed companies provides a further measure of our progress in recent years. This survey has established itself as an authoritative measure of the state of environmental management within a major company and has become an accepted benchmarking exercise within the business community. Our score has improved from 56% in 2001 to 76% in 2004.

Eco-design

The Smiths product range is diverse. Some of these products contribute positively to the environment – mechanical seals reduce pollution – while others benefit society at large by improving quality of life or by providing safer medical products. Our detection products provide, for example, greater security for air travellers.

We are working to limit the environmental impacts of our products, especially in managing hazardous materials and in response to customer requirements (e.g. on the Boeing 7E7 Dreamliner, Airbus A380 Super Jumbo and Lockheed Martin's F-35 Joint Strike Fighter), and new EU legislation on electrical and electronic equipment. Our manufacturing sites are encouraged to practice product stewardship through their ISO 14001 systems, manuals, procedures and design teams. During 2004 we developed in-house eco-design guidelines and case studies for dissemination across the Group. We also participated in the UK Environment Agency's eLCA project to help develop and road test on-line tools for simplified Life Cycle Assessment of products.

Whilst we have come a long way in recent years in how we manage EHS, we are not complacent and recognise that there is still much to do. We value continued stakeholder feedback on our EHS reporting and welcome comments via our on-line feedback form on our EHS website (see www.smiths-group.com).

SUMMARY DIRECTORS' REPORT

The principal activities of the Company and its subsidiaries are the development, manufacture, sale and support of:

- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; air movement systems and components; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the UK, the Americas and continental Europe.

RESULTS AND DIVIDENDS
The results for the year to 31 July 2004 are set out in the Summary Consolidated Profit and Loss Account on page 38. Sales for the year amounted to £2,733m, against £3,056m last year. The profit for the year after taxation and goodwill amortisation amounted to £213m (2003 £112m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 16 April 2004. The directors recommend for payment on 19 November 2004 a final cash dividend on each ordinary share of 18.25p, making a total dividend of 27p for the year.

BUSINESS REVIEW AND FUTURE DEVELOPMENTS
The Chairman's Statement, Chief Executive's Review and the Financial Review (pages 4 to 23) report on the Company's operations and development during the year, the year-end position and likely future development.

CHANGES DURING THE YEAR
Disposals
Matzen & Timm division (sold 29 August 2003 for €1.35m cash).

Polymer Sealing Solutions businesses (sold 30 September 2003 for £493m cash).

Lapmaster (sold 14 October 2003 for £1.5m cash).

Icore International (sold 5 January 2004 for £20m cash).

Sodiamex (sold 19 March 2004 for €1.6m cash).

Acquisitions
Cyrano Sciences, Inc (acquired 2 February 2004 for US$15m cash).

Smiths Medical Japan Ltd (minority interests acquired for £16m cash over the period December 2003 to March 2004).

Dynamic Gunver Technologies (business acquired 30 April 2004 for US$102m cash).

Trak Holdings Corp (acquired 28 May 2004 for US$111.5m cash).

SensIR Technologies (acquired 14 June 2004 for US$75m cash).

DHD Holding Company (acquired 30 June 2004 for US$55m cash).

POST BALANCE SHEET EVENTS
There have been no post balance sheet events at the date of this Report.

CHARITABLE AND POLITICAL DONATIONS
Charitable donations – £602,000.
Political donations – None.

The Company's policy of not making contributions to any political party will continue. However, as a precautionary measure in the light of the wide definitions in the Political Parties, Elections and Referendums Act 2000, a resolution to permit the Company to make political donations and incur political expenditure will be proposed at the Annual General Meeting. This is explained in the Chairman's letter and Notice of AGM.

DIRECTORS
The directors at the end of the financial year, with the exception of Mr K Orrell-Jones who retired from the Board on 21 September 2004, are shown on pages 24 and 25. Mr D H Brydon, Mr P J Jackson and the Rt Hon Lord Robertson of Port Ellen were appointed as non-executive directors during the year and will seek reappointment at the AGM. Mr Brydon succeeded Mr Orrell-Jones as Chairman on 21 September 2004. Mr D J Challen was appointed as a non-executive director on the same day and will seek reappointment at the AGM. Sir Nigel Broomfield and Messrs Langston, Lillycrop, Lindh and Thomson have all served for more than 30 months since their previous reappointments and will retire at the AGM. They are all eligible for and will seek reappointment at the AGM. Sir Colin Chandler will retire at the conclusion of the AGM and will not seek reappointment.

A summary of the executive directors' service contracts and the directors' remuneration and interests in share options are contained in the Summary Directors' Remuneration Report on pages 34 to 37.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2004	31 July 2003
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	0*
K O Butler-Wheelhouse	**212,685**	156,715
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**51,939**	32,911
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0*
L H N Kinet	**9,968**	2,152
J Langston	**81,361**	63,270
D P Lillycrop	**70,043**	67,144
E Lindh	**91,410**	68,887
R W O'Leary	**0**	2,642
K Orrell-Jones	**3,226**	3,226
Lord Robertson of Port Ellen	**0**	0*
A M Thomson	**72,014**	62,178

*indicates holding at date of appointment

These interests include beneficial interests of the directors and their families in the Company's shares held in PEPs, ISAs, trusts and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the Company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the Company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements entered into following the merger of TI Group plc with the Company, which are expected to vest on or after 27 September 2004.

The Company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July and 21 September 2004, except that Messrs Kinet, Langston and Lindh each exercised options under the Smiths Industries 1982 SAYE Share Option Scheme on 4 August 2004 and were each allotted 1,593 shares.

Mr D J Challen held 2,000 shares on his appointment as a director on 21 September 2004.

SHARE OWNERSHIP

It is the Company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

INTERESTS IN SHARES

As at 21 September 2004 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc.*	55.2m	9.8%
Franklin Resources, Inc.	61.7m	11.0%
Janus Capital Management, LLC	22.9m	4.1%
Legal & General Group plc	23.5m	4.2%

*includes the interests of Capital Guardian Trust Company in 7.9% of the issued share capital

†percentage of share capital in issue on 21 September 2004

CORPORATE GOVERNANCE

The Company has during the year complied with the Combined Code appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, except that no senior independent non-executive director had been recognised. A detailed statement on how the Company complies with the Combined Code and the new July 2003 Code is set out in the Directors' Report and Financial Statements 2004. PricewaterhouseCoopers LLP have reviewed the Company's statements as to compliance with the Combined Code to the extent required by the Listing Rules. The results of their review are included in the Directors' Report and Financial Statements 2004.

GOING CONCERN

The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The audited accounts are therefore prepared on a going concern basis.

PAYMENT OF CREDITORS

The Company's policy is to pay promptly in accordance with agreed terms. The average time to pay an invoice was 35 days for the parent company and 49 days for the Group as a whole.

CORPORATE RESPONSIBILITY

The report on pages 26 to 30 includes information on the Company's employment and environmental policies.

ANNUAL GENERAL MEETING

The 2004 AGM will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

SHAREHOLDERS' RESOLUTIONS

Shareholders will be asked to pass resolutions as special business at the AGM:

- to authorise the directors to allot new shares and to renew the power granted to the directors under section 95 of the Companies Act 1985;
- to authorise the Company to make market purchases of the Company's shares;
- to authorise EU political donations and expenditure*; and
- to approve a Performance Share Plan and a Co-Investment Plan*.

*The reasons for proposing the resolutions marked with asterisks above are explained in the Chairman's letter and Notice of AGM, sent to all registered shareholders, which may also be found on the Company's website, www.smiths-group.com.

An ordinary resolution will be proposed at the AGM to approve the Directors' Remuneration Report.

SUMMARY DIRECTORS' REPORT continued

AUDITORS' REPORT
The report of the auditors on the accounts for the year ended 31 July 2004 was unqualified and did not contain a statement under either of sections 237(2) and 237(3) of the Companies Act 1985.

REPORTS AND ACCOUNTS 2004
The statutory Reports and Accounts for 2004 comprises this Annual Review 2004 (a summary financial statement) and the Directors' Report and Financial Statements 2004. Both documents are available in electronic form on our website, www.smiths-group.com. Printed copies of these documents may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) instead of Annual Reviews or vice versa in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

ELECTRONIC PROXY VOTING
Shareholders may submit electronic proxy votes (or consciously not vote) on all resolutions to be proposed at this year's AGM by visiting www.shareview.co.uk. CREST members, CREST personal members and CREST sponsored members should consult the CREST Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. Paper proxy cards have been distributed to all shareholders with the Notice of AGM as usual.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

22 September 2004

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF SMITHS GROUP PLC

We have examined the summary financial statement of Smiths Group plc.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the summarised annual report (the Annual Review 2004) in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the directors' remuneration report of Smiths Group plc for the year ended 31 July 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London

22 September 2004

NOTES
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REMUNERATION POLICY
The Remuneration Committee (the Committee) believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2004/05) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

In the last few months, the Committee has undertaken a comprehensive review of the Company's long-term incentive arrangements in the light of the Group's objectives and priorities, and to reflect developments in best practice in this area. As a result of this review and following consultation with major shareholders, the Committee is proposing to introduce two new executive share plans – the Performance Share Plan (the PSP) and the Co-Investment Plan (the CIP) – to replace the executive directors' existing long-term incentive arrangements. Approval of these plans will also be sought at the Annual General Meeting, and further information on them is set out in the Chairman's letter and Notice of AGM.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the regulations, the Company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

FIVE-YEAR HISTORICAL TSR PERFORMANCE


£*
Value of hypothetical £100 holding
150
130
110
90
70
50
SMITHS
FTSE 100
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03
Jul 04

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION
Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives currently participate in certain share-based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme (the SAYE Scheme), the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the DSS). The annual bonus element, participation in the DSS, which provides for a share match (see below), and participation in the 1995 Scheme are linked to performance and the Committee regards them as key elements in the executive directors' remuneration packages. The new share plans will increase the proportion of total remuneration which is determined by reference to the Company's long-term performance, as well as achieving a closer linkage between performance and reward.

Provided that the new share plans are approved by shareholders at the AGM, it is proposed that the first grant of awards under the PSP will be made to executive directors shortly after that meeting, and that no further grants will be made to them under the 1995 Scheme. It is proposed that the first grants under the CIP will be made in October 2005 (that is, in respect of the 2004/05 financial year), and that no further grants will then be made under the DSS.

If shareholder approval is not obtained for the two new plans, the Committee intends to continue to operate the DSS and the 1995 Scheme on a similar basis to 2003/04.

Options granted under the 1995 Scheme may only be exercised after three years if a performance requirement, determined by the Committee, has been met. Since 2002 the performance requirement has been that the growth in the Company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the Company. If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year.

Share options granted under the SAYE Scheme are linked to a savings contract and are not subject to performance targets.

The value of the matching share element under the DSS is derived from annual bonus, and other corporate financial, criteria and is therefore performance-related. The vesting of matching shares is not dependent on satisfaction of a further performance condition.

SALARY AND BENEFITS IN KIND
Salaries are reviewed annually for each director; at the August 2003 review, all directors' salaries increased by 3%. The

Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES

Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The theoretical maximum level of bonus for meeting financial goals is 100% (Chief Executive: 115%) of salary. In 2002/03, with the intention of enhancing shareholder value, the Company conducted a major review from which restated strategic priorities resulted. In order to intensify the focus of executive directors on actions in support of those priorities an element of bonus directly geared to such actions was introduced in 2003 for a two-year period. The strategic element of bonus has a maximum level of 60% (Chief Executive: 75%) of salary.

For the financial year 2005/06 it is proposed that the maximum annual bonus level should reduce to 100% (Chief Executive: 120%) of salary. The Committee intends to review this level annually to ensure that it remains appropriately competitive.

Under the DSS, executive directors may elect to use their after-tax bonus to acquire the Company's shares at the prevailing market price. Provided that a director retains them (and remains in service) for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three-year period. The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2004, the full amount of the shares so acquired is available for matching.

It is proposed that, after operation in October 2004 in relation to 2003/04 bonuses, no further awards will be made under the DSS. Instead, executive directors (and other senior executives) will be eligible to participate in the CIP. Further information on the CIP is set out in the Chairman's letter and Notice of AGM.

PENSIONS

The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the Company. Directors' annual bonus payments and any gains under share option schemes are not pensionable.

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the DSS and also defined benefit pension arrangements, was as follows:

	2004 £000	2003 £000
Fees, salaries and benefits	**3,839**	3,639
Performance-related bonuses	**2,541**	1,545
Gain from exercise of share options	**–**	7
Incremental loss from deferred share scheme exercises	**(42)**	(63)
Payments in lieu of pension contribution	**609**	591
	6,947	5,719

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2004 £000	2003 £000	2004 £000	2004 £000	2004 £000	2004 £000	2003 £000
Former Chairman							
K Orrell-Jones	**240**	210	**22**	**–**	**–**	**262**	237
Chief Executive							
K O Butler-Wheelhouse	**757**	735	**61**	**777**	**379**	**1,974**	1,682
Executive directors							
J Ferrie	**366**	355	**70**	**354**	**146**	**936**	784
L H N Kinet	**335**	325	**172**	**251**	**84**	**842**	705
J Langston	**335**	325	**34**	**252**	**–**	**621**	568
D P Lillycrop	**319**	310	**57**	**286**	**–**	**662**	530
E Lindh	**335**	325	**23**	**321**	**–**	**679**	493
A M Thomson	**407**	395	**36**	**300**	**–**	**743**	611
Non-executive directors							
Sir Nigel Broomfield	**40**	30	**–**	**–**	**–**	**40**	30
D H Brydon (appointed 19/04/04)	**23**	–	**–**	**–**	**–**	**23**	–
Sir Colin Chandler	**80**	65	**–**	**–**	**–**	**80**	65
J M Hignett (retired 12/11/02)	**–**	10	**–**	**–**	**–**	**–**	10
Sir Julian Horn-Smith	**42**	30	**–**	**–**	**–**	**42**	30
P J Jackson (appointed 01/12/03)	**27**	–	**–**	**–**	**–**	**27**	–
R W O'Leary	**40**	30	**–**	**–**	**–**	**40**	30
Lord Robertson (appointed 15/02/04)	**18**	–	**–**	**–**	**–**	**18**	–
	3,364	3,145	**475**	**2,541**	**609**	**6,989**	5,775

1. Shares which may be awarded under the deferred share scheme are as set out in the directors' share options table on page 37.

2. Mr Butler-Wheelhouse waives a small part of his payment in lieu of pension contribution in return for an equivalent contribution to the Smiths Industries Pension Scheme.

PENSIONS

	Age at 31 July 2004	Accrued entitlement at 31 July 2003 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2004 (A) £000	Transfer value of accrued benefits at 31 July 2003 (B) £000	The amount of (A – B) less contributions made by the director in 2004 £000	Accrued entitlement at 31 July 2004 £000
J Langston	54	125	6	12	2,094	1,802	286	141
D P Lillycrop	48	105	6	8	1,320	1,155	159	116
E Lindh	59	218	21	12	4,308	3,853	434	236
A M Thomson	57	152	26	21	3,057	2,542	489	177

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

SERVICE CONTRACTS

The Company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

NON-EXECUTIVE DIRECTORS

Non-executive directors (excluding the Chairman) were paid fees totalling £270,000 in the year to 31 July 2004. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was increased from £30,000 per annum to £40,000 per annum (the first increase since August 2000). The non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2004	Options held on 31 July 2003	Weighted average	Options exercised 2003/04					Options granted 2003/04			
Director	Scheme	Number	Number	Exercise price	Date exercised	Number	Exercise price	Market price at date of grant	Market price at date of exercise†	Date of grant	Number	Exercise price	Expiry date
K O Butler-Wheelhouse	95 ESOS	1,017,084	790,834	748.77p						01/10/03	226,250	669.00p	01/10/13
	SAYE	2,964	2,964	554.00p									
	DSS	113,661	86,229	0.10p	25/05/04	17,964	0.10p	810.20p	699.00p	24/10/03	45,396	0.10p	24/09/10
J Ferrie	95 ESOS	426,923	317,923	725.54p						01/10/03	109,000	669.00p	01/10/13
	SAYE	2,775	2,775	608.00p									
	DSS	51,939	32,911	0.10p						24/10/03	19,028	0.10p	24/09/10
L H N Kinet	95 ESOS	412,164	312,164	726.37p						01/10/03	100,000	669.00p	01/10/13
	SAYE	3,388	1,593	564.03p						05/05/04	1,795	525.00p	01/02/08
	DSS	9,968	2,152	0.10p						24/10/03	7,816	0.10p	24/09/10
J Langston	95 ESOS	319,123	219,123	713.54p						01/10/03	100,000	669.00p	01/10/13
	SAYE	3,388	1,593	564.03p						05/05/04	1,795	525.00p	01/02/08
	DSS	27,238	9,147	0.10p						24/10/03	18,091	0.10p	24/09/10
	TI 90 ESOS	104,030	104,030	1,021.58p									
	TI 99 ESOS	258,237	258,237	706.44p									
D P Lillycrop	95 ESOS	307,641	212,141	714.31p						01/10/03	95,500	669.00p	01/10/13
	SAYE	2,724	2,724	605.41p									
	DSS	43,792	29,573	0.10p						24/10/03	14,219	0.10p	24/09/10
	TI 90 ESOS	125,919	128,378	1,025.23p									
	TI 99 ESOS	274,223	274,223	703.02p									
E Lindh	84 ESOS	8,851	8,851	451.00p									
	95 ESOS	490,921	390,921	746.68p						01/10/03	100,000	669.00p	01/10/13
	SAYE	3,388	1,593	564.03p						05/05/04	1,795	525.00p	01/02/08
	DSS	28,925	26,658	0.10p	17/03/04	10,128	0.10p	810.20p	655.00p	24/10/03	12,395	0.10p	24/09/10
A M Thomson	84 ESOS	62,500	62,500	480.00p									
	95 ESOS	511,848	390,098	735.87p						01/10/03	121,750	669.00p	01/10/13
	SAYE	2,775	2,775	608.00p									
	DSS	65,962	55,102	0.10p	07/07/04	4,849	0.10p	840.00p	703.50p	24/10/03	15,709	0.10p	24/09/10

Key

84 ESOS	The Smiths Industries (1984) Executive Share Option Scheme	DSS	The Smiths Industries Senior Executive Deferred Share Scheme
95 ESOS	The Smiths Industries 1995 Executive Share Option Scheme	TI 90 ESOS	The TI Group (1990) Executive Share Option Scheme
SAYE	The Smiths Industries 1982 SAYE Share Option Scheme	TI 99 ESOS	The TI Group 1999 Executive Share Option Scheme

† Mid-market closing quotation from the London Stock Exchange Daily Official List.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share exceeding the UK RPI Index plus 3% per annum (for options up to one time base salary) and 4% per annum (for the excess up to two times salary). There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme or The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31 July 2004					Year ended 31 July 2003				
	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations	**2,649.4**				**2,649.4**	2,629.2				2,629.2
Acquisitions	**29.0**				**29.0**					
Discontinued businesses		**55.0**			**55.0**		426.9			426.9
Turnover	**2,678.4**	**55.0**			**2,733.4**	2,629.2	426.9			3,056.1
Continuing operations	**356.6**		**(35.6)**	**(30.9)**	**290.1**	371.9		(32.4)		339.5
Acquisitions	**3.5**		**(1.5)**		**2.0**					
Discontinued businesses		**2.2**	**(1.9)**		**0.3**		51.9	(11.7)		40.2
Operating profit	**360.1**	**2.2**	**(39.0)**	**(30.9)**	**292.4**	371.9	51.9	(44.1)		379.7
Exceptional items										
– exceptional property profit				**12.1**	**12.1**					
– profit on disposal of businesses				**7.8**	**7.8**				14.5	14.5
– write-down of goodwill on anticipated future disposal									(137.0)	(137.0)
Profit before interest and tax	**360.1**	**2.2**	**(39.0)**	**(11.0)**	**312.3**	371.9	51.9	(44.1)	(122.5)	257.2
Net interest payable	**(13.0)**	**(2.4)**			**(15.4)**	(20.3)	(17.3)			(37.6)
Other finance income/(costs) – retirement benefits	**3.2**				**3.2**	(2.2)				(2.2)
Profit/(loss) before taxation	**350.3**	**(0.2)**	**(39.0)**	**(11.0)**	**300.1**	349.4	34.6	(44.1)	(122.5)	217.4
Taxation	**(92.8)**		**4.4**	**1.2**	**(87.2)**	(94.3)	(9.4)	3.9	(5.3)	(105.1)
Profit/(loss) after taxation	**257.5**	**(0.2)**	**(34.6)**	**(9.8)**	**212.9**	255.1	25.2	(40.2)	(127.8)	112.3
Minority interests						(0.5)	(0.3)			(0.8)
Profit/(loss) for the period	**257.5**	**(0.2)**	**(34.6)**	**(9.8)**	**212.9**	254.6	24.9	(40.2)	(127.8)	111.5
Dividends	**(151.6)**				**(151.6)**	(145.4)				(145.4)
Retained profit/(loss)	**105.9**	**(0.2)**	**(34.6)**	**(9.8)**	**61.3**	109.2	24.9	(40.2)	(127.8)	(33.9)
Earnings/(loss) per share										
Basic	**45.9p**		**(6.2p)**	**(1.7p)**	**38.0p**	45.6p	4.5p	(7.2p)	(22.9p)	20.0p
Diluted	**45.8p**		**(6.2p)**	**(1.7p)**	**37.9p**	45.5p	4.5p	(7.2p)	(22.9p)	19.9p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004 £m	2003 £m
Profit for the financial year attributable to shareholders	**212.9**	111.5
Exchange (loss)/gain	**(45.0)**	14.7
Taxation recognised on exchange (losses)/gains:		
Current – United Kingdom	**(0.4)**	5.3
Deferred – United States		3.7
FRS17 – Retirement Benefits:		
Actuarial gains/(losses) on retirement benefit schemes – gross	**145.5**	(258.6)
Deferred tax (charge)/credit related thereto	**(39.3)**	73.4
	273.7	(50.0)

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

SUMMARY BALANCE SHEET

	Consolidated		Company	
	31 July 2004 £m	31 July 2003 (restated) £m	31 July 2004 £m	31 July 2003 £m
Fixed assets				
Intangible assets	**728.2**	830.2		
Tangible assets	**423.5**	557.6	**26.1**	64.0
Investments and advances – TI Automotive Limited preference shares	**325.0**	325.0		
– other	**2.3**	2.8	**2,276.3**	2,104.1
	1,479.0	1,715.6	**2,302.4**	2,168.1
Current assets				
Stocks	**423.5**	489.5		62.3
Debtors – amounts falling due within one year	**620.4**	662.6	**15.8**	113.1
– amounts falling due after more than one year	**9.2**	10.8	**3.7**	2.5
Cash at bank and on deposit	**449.2**	82.0	**168.2**	89.9
	1,502.3	1,244.9	**187.7**	267.8
Creditors: amounts falling due within one year	**(1,077.1)**	(912.7)	**(594.5)**	(580.1)
Net current assets/(liabilities)	**425.2**	332.2	**(406.8)**	(312.3)
Total assets less current liabilities	**1,904.2**	2,047.8	**1,895.6**	1,855.8
Creditors: amounts falling due after more than one year	**(499.6)**	(754.4)	**(309.7)**	(558.4)
Provisions for liabilities and charges	**(120.0)**	(116.0)	**(5.5)**	(20.8)
Net assets excluding pension assets/liabilities	**1,284.6**	1,177.4	**1,580.4**	1,276.6
Pension assets	**72.7**	25.3		
Retirement benefit liabilities	**(234.8)**	(333.7)	**(39.9)**	(38.7)
Net assets including pension assets/liabilities	**1,122.5**	869.0	**1,540.5**	1,237.9
Capital and reserves				
Called up share capital	**140.3**	139.8	**140.3**	139.8
Share premium account	**183.0**	170.0	**183.0**	170.0
Revaluation reserve	**1.7**	2.6	**0.5**	0.5
Merger reserve	**234.8**	234.8	**180.5**	180.5
Profit and loss account	**562.7**	310.0	**1,036.2**	747.1
Shareholders' equity	**1,122.5**	857.2	**1,540.5**	1,237.9
Minority equity interests		11.8		
Capital employed	**1,122.5**	869.0	**1,540.5**	1,237.9

The consolidated balance sheet at 31 July 2003 has been restated to reflect the requirements of the Urgent Issues Task Force Abstract 38.

The summary financial statement was approved by the Board of Directors on 22 September 2004 and signed on its behalf by:

KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

ALAN M THOMSON
FINANCIAL DIRECTOR

SUMMARY CASH-FLOW STATEMENT

	Year ended 31 July 2004 £m	Year ended 31 July 2003 £m
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	**292.4**	379.7
Exceptional items	**30.9**	
Operating profit before exceptional items	**323.3**	379.7
Goodwill amortisation	**39.0**	44.1
Depreciation	**72.1**	88.9
Retirement benefits	**(22.9)**	(4.6)
Increase in stocks	**(2.4)**	(1.6)
Increase in debtors	**(78.8)**	(55.8)
Increase in creditors	**52.6**	15.8
Net cash inflow from normal operating activities	**382.9**	466.5
Exceptional restructuring expenditure	**(23.0)**	(22.8)
Net cash inflow from operating activities	**359.9**	443.7

Cash-flow statement		
Net cash inflow from operating activities	**359.9**	443.7
Returns on investments and servicing of finance	**10.5**	(26.1)
Tax paid	**(61.5)**	(60.8)
Capital expenditure (less asset sale proceeds)	**(53.9)**	(86.3)
	255.0	270.5
Acquisitions and disposals	**291.4**	(92.0)
Equity dividends paid	**(145.6)**	(142.5)
Management of liquid resources	**(383.7)**	2.3
Financing	**21.2**	(68.7)
Increase/(decrease) in cash	**38.3**	(30.4)
Reconciliation to net debt		
Net debt at 1 August	**(715.1)**	(725.2)
Increase/(decrease) in cash	**38.3**	(30.4)
Increase/(decrease) in short-term deposits	**383.7**	(2.3)
(Increase)/decrease in other borrowings	**(10.9)**	73.4
Loan note repayments	**2.9**	1.2
Term debt acquired with acquisitions		(13.1)
Exchange gain/(loss)	**28.4**	(18.7)
Net debt at 31 July	**(272.7)**	(715.1)

FINANCIAL CALENDAR

2004

	SEPTEMBER
Preliminary announcement of results for 2003/04	22
	OCTOBER
Ordinary shares final dividend ex-dividend date	20
Ordinary shares final dividend record date	22
	NOVEMBER
Annual General Meeting	16
Ordinary shares final dividend payment date	19

2005

	MARCH
2004/05 interim results announced	16 provisional
Ordinary shares interim dividend ex-dividend date	23 provisional
Ordinary shares interim dividend record date	29 provisional
	APRIL
Ordinary shares interim dividend payment date	27 provisional
	JULY
Smiths Group plc financial year-end	31
	SEPTEMBER
Preliminary announcement of results for 2004/05	22 provisional
	OCTOBER
Ordinary shares final dividend ex-dividend date	19 provisional
Ordinary shares final dividend record date	21 provisional
	NOVEMBER
Annual General Meeting	15 provisional
Ordinary shares final dividend payment date	18 provisional

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

This Annual Review does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group as is provided in the full Statutory Reports and Accounts for 2004, which may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com) or can be downloaded from the Company's website – www.smiths-group.com

The 2004 Annual General Meeting will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

REGISTERED OFFICE
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS
PricewaterhouseCoopers LLP

Designed and produced by CGI BrandSense. Printed by royle corporate print. Cover illustrations by Lawrence Templeman.
Cover photograhy by Peter Dazeley. Photographs 1 and 3 on page 7; 1, 2 and 3 on page 10; 2 on page 13 and photograph on page 26 by Arnhel de Serra.







SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM



SMITHS GROUP PLC
INTERIM REPORT AND ACCOUNTS 2004





FROM THE AEROSPACE INDUSTRY TO HOSPITALS, FROM PETROCHEMICAL COMPANIES TO NATIONAL GOVERNMENTS, SMITHS ADVANCES ITS CUSTOMERS' CAPABILITIES THROUGH THE INTELLIGENT APPLICATION OF TECHNOLOGY.



smiths

SMITHS REMAINS FOCUSED ON THE DELIVERY OF IMPROVED OPERATIONAL PERFORMANCE AND ORGANIC TOP-LINE GROWTH COMBINED WITH SELECTED ACQUISITION OPPORTUNITIES WHERE VALUE CAN BE ADDED.

HIGHLIGHTS

- AEROSPACE, MEDICAL AND SPECIALTY ENGINEERING ALL PERFORMING STRONGLY
- UNDERLYING GROWTH IMPACTED BY CONTRACT TIMING IN DETECTION
- EARNINGS PER SHARE OF 17.5p, COMPARED WITH 18.9p A YEAR AGO*
- CONSISTENTLY GOOD PROFIT-TO-CASH CONVERSION
- NET DEBT DOWN TO £206m FROM £715m FROM DISPOSALS AND CASH GENERATION
- DIVIDEND UNCHANGED AT 8.75p
- FULL YEAR DELIVERY REMAINS ON TRACK

*Continuing activities, before goodwill amortisation and exceptionals. On a statutory basis, earnings per share were 12.5p (2003 20.4p).

BOARD OF DIRECTORS

KEITH ORRELL-JONES
CHAIRMAN

KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

SIR NIGEL BROOMFIELD, KCMG
NON-EXECUTIVE DIRECTOR

SIR COLIN CHANDLER
NON-EXECUTIVE DEPUTY CHAIRMAN

JOHN FERRIE
GROUP MANAGING DIRECTOR AEROSPACE

JULIAN HORN-SMITH
NON-EXECUTIVE DIRECTOR

PETER JACKSON
NON-EXECUTIVE DIRECTOR

LAWRENCE KINET
GROUP MANAGING DIRECTOR MEDICAL

JOHN LANGSTON
GROUP MANAGING DIRECTOR DETECTION

DAVID LILLYCROP
GENERAL COUNSEL

EINAR LINDH
GROUP MANAGING DIRECTOR
SPECIALTY ENGINEERING

ROBERT O'LEARY
NON-EXECUTIVE DIRECTOR

LORD ROBERTSON, GCMG
NON-EXECUTIVE DIRECTOR

ALAN THOMSON
FINANCIAL DIRECTOR

CONTENTS

FINANCIAL PERFORMANCE

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: "Aerospace, Medical and Specialty Engineering all achieved good growth in this period. As expected, Detection was down compared with a very strong first half a year ago. The recovery in Detection in the second half and continued progress in the rest of Smiths underline our confidence in the outlook for the full year."

TOTAL SALES* BY MARKET £m



- Aerospace 457
- Detection 143
- Medical 234
- Specialty Engineering 430

TOTAL SALES* BY ORIGIN £m



- United Kingdom 366
- North America 703
- Europe 231
- Other overseas 86

Note this exceeds total due to intercompany transactions

PROFIT* BY MARKET £m



- Aerospace 33
- Detection 18
- Medical 39
- Specialty Engineering 51

PROFIT* BY ORIGIN £m



- United Kingdom 17
- North America 82
- Europe 31
- Other overseas 11

*continuing businesses before goodwill amortisation and exceptional items

STATUTORY REPORTING
(including discontinued activities, goodwill amortisation and exceptional items)

	2004 £m	2003 £m
Turnover	1,319	1,456
Operating profit	112	160
Profit on disposal of businesses	3	16
Interest on debt	(11)	(18)
Pensions financing	1	(1)
Pre-tax profit	105	157
Earnings per share	12.5p	20.4p

OPERATING PERFORMANCE FROM CONTINUING BUSINESSES
(excluding goodwill amortisation and exceptional items)

	2004 £m	2003 (restated) £m
Turnover	1,264	1,236
Operating profit	141	155
Interest on debt	(9)	(9)
Pensions financing	1	(1)
Pre-tax profit	133	145
Earnings per share	17.5p	18.9p
Interim dividend	8.75p	8.75p

STATUTORY REPORTING

Including discontinued activities, goodwill amortisation and exceptional charges, Smiths Group recorded pre-tax profit of £105m (2003 £157m) and earnings per share of 12.5p (20.4p) for the six months ended 31 January 2004. Discontinued activities relate to the Polymer Seals business up to the date of disposal. The remainder of this statement refers to the continuing activities of the company, to provide a more consistent basis for comparison.

CONTINUING ACTIVITIES, BEFORE AMORTISATION AND EXCEPTIONALS	2004 £m	2003 (restated) £m
Turnover	**1,264**	1,236
Operating profit	**141**	155
Pre-tax profit	**133**	145
Earnings per share	**17.5p**	18.9p

CONTINUING ACTIVITIES

On sales of £1.26 billion, Smiths Group reported operating profit of £141m, pre-tax profit of £133m and earnings per share of 17.5p in the first half of financial 2004. The company's gross profit margin was steady at 39%, while the net margin, including research and development expense, declined two points to 11% of sales. The company has maintained its interim dividend at 8.75p.

Three operating divisions, Aerospace, Medical and Specialty Engineering achieved strong profit growth and improved margins in this period. The decrease in profit was the consequence of contract timing in the Detection division, which, as previously indicated, had benefited from unusually large North American deliveries in the comparable period a year ago.

Strong cash generation continued to be a feature of the company's performance. Operating profit was converted directly to operating cash, after capital expenditure, at a rate of 88% in the half year. Free cash-flow, after interest, tax and exceptionals was 15.0p per share. Net debt was reduced to £206m from £715m at the year end, benefiting from the cash proceeds of the Polymer disposal.

Net interest and finance costs were £7.6m, benefiting from an improved pensions financing charge, and from interest earned in the UK on the Polymer disposal. The tax charge was reduced from 27.5% a year ago to 26.5%, a rate which is likely to be sustained for the full year.

Smiths Group has continued to improve its portfolio of businesses. Cyrano Sciences, which has developed a world-leading new trace detection technology, was acquired in February for £8m in cash plus an earnout dependent on future sales. The outstanding 38% minority interest in Smiths Medical Japan has been acquired at a cost of £16m. A number of small disposals from Specialty Engineering, with net proceeds of £20m in cash, were made in the period.

The most significant business win for the company in this period was its selection by Boeing to develop and supply the Common Core System for the new Boeing 7E7 mid-size commercial jet. The estimated potential future sales of these computer systems are expected to be in excess of $1 billion. The award reaffirms the position of Smiths Aerospace as a first tier systems integrator.

Smiths Group continues to drive hard to improve operational performance and generate organic sales growth. This growth has been stimulated by the faster pace of new product launches, resulting from increased company funding of research and development, now running at 5% of annual sales. A key part of the productivity drive is a restructuring programme. More than half of the cost of this will be for improving competitiveness in Aerospace, with the balance in Medical for rationalisation of distribution and manufacturing, and in Detection for the complete integration of Heimann and the trace detection activities. The programme will give rise to exceptional charges likely to total £50m, spread over 2004 and 2005, of which £10m has been charged in this period. There will be a partial benefit to performance in 2005 and an expected £25m of annual savings from 2006.

North America is Smiths' largest market, generating 52% of sales and 58% of profit in the half year. While the weakness of the US dollar had an impact on translation of reported profit, the company is currently benefiting from economic growth in this region. In dollar terms, and leaving aside the Detection division for reasons already described, all other activity in this market contributed a 10% increase in both sales and profits. Exports from the US, at $200m, also rose 10% in this period.

The Interim Balance Sheet shows an after-tax deficit of £285m in respect of pensions and US post-retirement healthcare. Under FRS17, pension fund assets are 'marked to market' annually. If these assets were marked to market at January 2004, the after-tax deficit would be £40m less. In the absence of a full-scale FRS17 valuation at January, it is difficult to determine the effect on liabilities, although corporate bond rates, a major influence on liabilities, remain unchanged from July 2003. The company is expecting to make cash contributions above the service cost this year.

The company continues to hold the view that litigation relating to asbestos previously used in John Crane, Inc. products does not represent a material contingent liability.

By division, Aerospace generated 36% of Smiths Group sales, Specialty Engineering 34%, Medical 19% and Detection 11%. The following divisional results are stated before goodwill amortisation and exceptionals.

88%

OPERATING PROFIT WAS CONVERTED DIRECTLY TO OPERATING CASH, AFTER CAPITAL EXPENDITURE, AT A RATE OF 88% IN THE HALF YEAR.

THE MOST SIGNIFICANT BUSINESS WIN WAS THE SELECTION BY BOEING TO DEVELOP AND SUPPLY THE COMMON CORE SYSTEM FOR THE NEW BOEING 7E7.

AEROSPACE	2004 £m	2003 (restated) £m
Turnover	457	461
Operating profit	33	29
Margin	7%	6%

AEROSPACE

In Smiths Aerospace, profit increased by 13%, benefiting from earlier restructuring to match reduced demand in the commercial aircraft sector. Measured at a constant exchange rate, sales improved by 3% and profit by 18%.

Military business continues to grow, driven by the US Department of Defense procurement budget. Programmes now in full production contributing to this good performance include the Navy's Super Hornet, the Army's Apache Longbow helicopter and the Air Force's Raptor fighter and Globemaster transporter. At the same time, development programmes already well underway will secure long-term growth, including the Joint Strike Fighter, the C-130 Avionics Modernisation Programme and the Boeing 767 Global Tanker. Although the USAF order for the latter is under review, Smiths continues development of refuelling systems for the Italian and Japanese orders which will be delivered first.

In Europe, the rate of delivery of systems for Eurofighter will depend on forthcoming decisions about the timing of the second tranche of aircraft.

In the commercial aerospace sector, airline revenue passenger miles are on the increase, indicating an eventual recovery in demand for Smiths products. However, operators may decide to return aircraft currently parked in the desert to their active fleets instead of taking delivery of new aircraft. Meanwhile, the 'desert fleet' includes many older aircraft fitted with Smiths equipment, and this is holding back recovery of the aftermarket business.

Smiths Aerospace is organised in three main product groups, each serving both military and commercial customers. Electronic Systems is the largest, and its status among the industry leaders in avionics has been recently reinforced by its selection to develop the Common Core System for the new Boeing 7E7. This technology will have important applications in future military and commercial aircraft. Mechanical Systems makes electrical and hydraulic equipment for controlling moving surfaces and landing gear. An extensive application list, in turn, generates strong aftermarket revenues from maintenance, repair and overhaul. Valuable systems are in development for the Airbus A380. Engine Components makes high-technology parts for jet engines. A new plant in China will commence production shortly, with GE as the principal customer.

Recent substantial investment in research and development has strengthened Smiths' competitive position, and this reinforces the company's confidence in its outlook for both military and commercial markets in the medium term.

DETECTION	2004 £m	2003 (restated) £m
Turnover	143	121
Operating profit	18	42
Margin	12%	35%

DETECTION

The inclusion of Heimann in Smiths Detection for a full six months this time, compared with only two months in the prior period, contributed to the 18% sales growth by the division. While Heimann has performed strongly since its acquisition in November 2002, this could not outweigh the adverse contract timing experienced in the trace detection business.

As previously indicated, in the first half of 2003, the company delivered an unusually large volume of equipment to US airports, helping to meet an urgent deadline for improved airport security. This was a well established product and the increased throughput was reflected in the division's profitability. By contrast, in the first half of the current year, the contract mix included initial deliveries of new military equipment to meet a demanding requirement from the UK Ministry of Defence. The consequence of these two factors was that margins declined considerably year-on-year. Moving forward, the higher level of confirmed orders for delivery in the remainder of the year underpins a rapid recovery in the second half.

Smiths Detection is moving rapidly to integrate Heimann, and the synergies are already proving beneficial. The division now operates in two main units, one addressing opportunities in North America, but including all military business, and the other focused on international markets. They both sell x-ray and trace detection equipment.

Airport business in North America has been subdued for the past 12 months, following the rush to achieve the level of passenger and baggage security required by the Transportation Security Administration by December 2002. There is now evidence of resumed spending, and a valuable aftermarket is emerging, as demonstrated by a recent $10m maintenance agreement covering support for Smiths equipment in US airports for a six month period.

Providing security for other types of federal establishment has continued to grow in North America. A delayed contract for

anthrax detection at US mail sorting offices will be generating revenue by the end of the current year. Smiths has now developed a system for detecting threats in mail arriving at company or government premises, an area of significant opportunity. Five of the latest walk-through explosive detectors, Sentinel IIs, will be installed at a nuclear power station in Canada.

Container x-ray inspection equipment is selling well, required as much to detect contraband as for preventing terrorism. Recent orders have been won in Israel, Nigeria, Japan and New Zealand, and Smiths equipment will be in use to provide security at the Athens Olympics. The Hi-Scan explosive detection system is to be installed at airports in China, Germany, Spain and Poland. This latest generation machine can operate effectively at the very high volumes of luggage passing through major international hubs.

Smiths Detection is a technology driven business, and the company is investing heavily in research and development. New products include the Centurion system which shuts down building air conditioning in the event of contamination, and the hand-held Bio-Seeq device to identify biological threats for first responders. The acquisition of Cyrano Sciences brings valuable technology for miniaturising chemical agent 'sniffers'.

The market for security protection and detection in both civil and military areas is evolving rapidly, and presenting considerable opportunities. Smiths Detection is securing new business on a worldwide basis which will sustain strong sales growth for some time to come.

MEDICAL	2004 £m	2003 (restated) £m
Turnover	234	230
Operating profit	39	37
Margin	17%	16%

MEDICAL

Smiths Medical is performing well, benefiting from its strong presence in the North American market, the powerhouse of medical device technology and the source of half the division's sales. At a constant exchange rate, sales grew by 4% and profits by 11% in this period. The main driver of the margin improvement was the savings resulting from the rationalisation of manufacturing.

The division's manufacturing capability is now organised on a global basis, and consolidation is underway to reduce the number of production locations. Already, many of the division's high volume devices are made in Tijuana in Mexico, and a number of components have been outsourced to the Far East.

Four business units within Medical focus on specific products and markets. Anaesthesia & Safety Devices is responsible for pain management, needle safety and temperature management devices and equipment. Medication Delivery & Patient Monitoring covers infusion products, such as ambulatory pumps, vascular access devices and patient monitoring. Smiths Medical International is responsible for airway management and IVF devices, and sells these and all other Smiths Medical products in markets outside the US and Japan. Smiths Medical Japan handles sales and marketing of all products in its home market.

In the US, sales teams are structured by product specialisation and are focused on a team basis at particular hospitals and buying organisations. They also work to ensure better compliance with the supply agreements Smiths has established with the hospitals' Group Purchasing Organisations and the Integrated Delivery Networks.

In Anaesthesia & Safety Devices, the fastest growing product area continues to be needle protection. Compliance in US hospitals is not yet 100%, and hence the market is still expanding. Smiths now has a comprehensive range of safe needle closure devices, and is among the market leaders. From a single plant, the company will deliver 350m of these items this year.

Medication Delivery & Patient Monitoring is the business which is taking Smiths into smaller hospital and alternate site healthcare locations. It also has certain business within the hospital setting, such as pain management pumps used in labour and delivery wards. Increasingly, healthcare in the US is being delivered at daycare centres and other outpatient locations which provide better value to the provider and reimbursement organisations which pay most of the bills. Within this business is perhaps the most significant current opportunity, the Cozmo insulin delivery pump.

Since the introduction of Cozmo in December 2002, over 7,000 of these attractive units have been sold to Type 1 diabetes patients, freeing them from a regimen of multiple daily injections. In this half year, the US salesforce has been doubled from its initial strength, and sales continue to grow well. Cozmo has recently been introduced in France and Canada, and will be launched progressively in other countries. Nearly half the patients using Cozmo are under the age of 20.

The cooperation between Smiths and TheraSense to combine insulin delivery and glucose monitoring in a single unit continues, unaffected by Abbott Laboratories' acquisition of TheraSense. Clinical trials are expected to start shortly.

Outside North America, the acquisition of the remaining minority interest in Smiths Medical Japan has enabled the business to capture greater efficiencies in its operation and expand market penetration. Lower margin third party items have been dropped from the product range, and a rationalisation of facilities is underway.

Driven by increased research and development, cost reduction and buoyant market demand, Smiths Medical is poised to show attractive growth at good margins in the coming years.

NET DEBT DOWN TO £206m FROM £715m THROUGH DISPOSALS AND CASH GENERATION.

8.75p

THE BOARD HAS DECLARED AN INTERIM DIVIDEND OF 8.75p, UNCHANGED FROM A YEAR AGO.

SPECIALTY ENGINEERING	2004 £m	2003 (restated) £m
Turnover	430	423
Operating profit	51	47
Margin	12%	11%

SPECIALTY ENGINEERING
Specialty Engineering accounted for over one third of total Smiths' sales and profits. At constant currency, sales grew by 3% and margins improved by one percentage point. On one important measure the Specialty Engineering businesses maintained their long-held track record: their profits were fully delivered in cash in this period. The portfolio remained stable, apart from the sale of a number of small engineering units.

The division comprises four separate businesses, with more than half of its combined sales originating in the US. Market conditions there have been generally favourable: high-tech sectors are recovering, while consumer goods and construction have remained steady.

John Crane contributes half the division's sales and profits. Its rotating mechanical seals are used in all types of process plant, with oil and gas production the most important. This market has been relatively healthy, giving growth in all regions except the Middle East, where uncertainties over Iraq have held back investment. John Crane's joint venture to service Gazprom in Russia is established and is expected to start contributing this year. The establishment of a plant near Shanghai to service Shell's Nan Hai complex is also complete. In South America, John Crane has strengthened its presence since taking control of its distributor in Chile. Global agreements with the oil majors are generating additional aftermarket revenues.

The Interconnect business achieved very strong growth in this period. Its equipment for connecting and protecting critical electronic systems is in high demand. The defence industry is increasing its spending and Smiths' microwave cable and connectors are used on most front line aircraft. The wireless telecoms industry is recovering from a period of overcapacity and investment in 3G services is now underway, generating new business for the company's advanced RF and microwave components.

Flex-Tek, making flexible hose and products for durable consumer goods, industrial and construction markets, achieved growth in a difficult market environment. Whilst some American customers are outsourcing production to low cost countries, they continue to source their components from Flex-Tek, to ensure high quality finished goods regardless of origin.

The marine business, Kelvin Hughes, is maintaining its improved performance, and is starting to see its markets recover. Investment in shipping is on the increase again, as the demand for freight capacity grows.

Overall, Specialty Engineering is making a strong contribution to the company's performance, and has the opportunity to achieve further margin enhancement as its markets show renewed growth and operational improvements continue.

PROSPECTS
Smiths' strategy remains focused on the delivery of improved operational performance and organic top-line growth, combined with selected acquisition opportunities where value can be added. Against the background of both a generally more positive economic environment and improving market conditions, Smiths remains on track to deliver full year expectations. Across the business portfolio there remains significant opportunity to increase shareholder value over the medium term.

DIVIDEND
The Board has declared an interim dividend of 8.75p, unchanged from a year ago, and will consider whether to increase the final dividend in the light of circumstances prevailing in six months' time. The interim dividend will be paid on 16 April 2004 to holders of all ordinary shares whose names are registered at the close of business on 19 March. The ex-dividend date will be 17 March.

FINANCIAL STATEMENTS
The financial statements attached have been prepared in accordance with the accounting policies set out in the company's accounts for the year ended 31 July 2003, apart from the adoption of UITF 38 (ESOP trusts). Results for the period ended 31 January 2003 have been restated to reclassify the results of businesses treated as discontinued in the full year to 31 July 2003. Figures relating to last year are abridged. Full accounts for Smiths Group plc to 31 July 2003, on which the auditors made an unqualified report, have been delivered to the Registrar of Companies.

PROFIT AND LOSS ACCOUNT

	Note	6 months ended 31 January 2004				
		Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations		1,263.7				1,263.7
Discontinued businesses			55.0			55.0
Turnover	2	1,263.7	55.0			1,318.7
Continuing operations		140.7		(18.9)	(9.6)	112.2
Discontinued businesses			2.2	(1.9)		0.3
Operating profit		140.7	2.2	(20.8)	(9.6)	112.5
Exceptional items – profit on disposal of businesses	3				2.6	2.6
Write-down of goodwill on anticipated future disposal	3					
Profit before interest and tax		140.7	2.2	(20.8)	(7.0)	115.1
Net interest payable		(8.8)	(2.4)			(11.2)
Other finance (costs)/income – retirement benefits		1.2				1.2
Profit before taxation		133.1	(0.2)	(20.8)	(7.0)	105.1
Taxation		(35.3)		1.8	(1.6)	(35.1)
Profit after taxation		97.8	(0.2)	(19.0)	(8.6)	70.0
Minority interests						
Profit for the period		97.8	(0.2)	(19.0)	(8.6)	70.0
Dividends	4	(49.1)				(49.1)
Retained profit/(loss)		48.7	(0.2)	(19.0)	(8.6)	20.9
Earnings per share	5					
Basic		17.5p	-	(3.4p)	(1.6p)	12.5p
Diluted		17.4p	-	(3.4p)	(1.6p)	12.4p

				6 months ended 31 January 2003 (Restated)					Year ended 31 July 2003
Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
1,236.0				1,236.0	2,629.2				2,629.2
	219.6			219.6		426.9			426.9
1,236.0	219.6			1,455.6	2,629.2	426.9			3,056.1
155.5		(14.4)		141.1	371.9		(32.4)		339.5
	24.4	(5.8)		18.6		51.9	(11.7)		40.2
155.5	24.4	(20.2)		159.7	371.9	51.9	(44.1)		379.7
			16.5	16.5				14.5	14.5
								(137.0)	(137.0)
155.5	24.4	(20.2)	16.5	176.2	371.9	51.9	(44.1)	(122.5)	257.2
(8.6)	(9.4)			(18.0)	(20.3)	(17.3)			(37.6)
(1.4)				(1.4)	(2.2)				(2.2)
145.5	15.0	(20.2)	16.5	156.8	349.4	34.6	(44.1)	(122.5)	217.4
(40.0)	(4.1)	1.8		(42.3)	(94.3)	(9.4)	3.9	(5.3)	(105.1)
105.5	10.9	(18.4)	16.5	114.5	255.1	25.2	(40.2)	(127.8)	112.3
(0.2)	(0.3)			(0.5)	(0.5)	(0.3)			(0.8)
105.3	10.6	(18.4)	16.5	114.0	254.6	24.9	(40.2)	(127.8)	111.5
(48.9)				(48.9)	(145.4)				(145.4)
56.4	10.6	(18.4)	16.5	65.1	109.2	24.9	(40.2)	(127.8)	(33.9)
18.9p	1.9p	(3.3p)	2.9p	20.4p	45.6p	4.5p	(7.2p)	(22.9p)	20.0p
18.8p	1.9p	(3.3p)	2.9p	20.3p	45.5p	4.5p	(7.2p)	(22.9p)	19.9p

The results for the period ended 31 January 2003 have been restated to reclassify the results of businesses treated as discontinued in the full year to 31 July 2003.

BALANCE SHEET

	Note	31 January 2004 £m	31 January 2003 (Restated) £m	31 July 2003 (Restated) £m
Fixed assets				
Intangible assets		**579.8**	827.1	830.2
Tangible assets		**413.5**	528.6	557.6
Investments and advances:				
Automotive		**325.0**	325.0	325.0
Other		**2.1**	5.5	2.8
		1,320.4	1,686.2	1,715.6
Current assets				
Stocks		**416.7**	508.2	489.5
Debtors		**580.7**	657.3	673.4
Cash at bank		**494.2**	92.3	82.0
		1,491.6	1,257.8	1,244.9
Creditors: amounts falling due within one year		**(715.5)**	(818.4)	(912.7)
Net current assets		**776.1**	439.4	332.2
Total assets less current liabilities		**2,096.5**	2,125.6	2,047.8
Creditors: amounts falling due after one year		**(713.0)**	(895.4)	(754.4)
Provisions for liabilities and charges		**(114.6)**	(118.8)	(116.0)
Net assets excluding pension assets/(liabilities)		**1,268.9**	1,111.4	1,177.4
Pension assets		**36.4**	84.4	25.3
Retirement benefit liabilities		**(321.4)**	(218.6)	(333.7)
Net assets		**983.9**	977.2	869.0
Capital and reserves				
Share capital and share premium account		**320.6**	305.2	309.8
Reserves		**663.3**	660.4	547.4
Shareholders' equity	9	**983.9**	965.6	857.2
Minority equity interests			11.6	11.8
Capital employed		**983.9**	977.2	869.0

The balance sheets at 31 January 2003 and 31 July 2003 have been restated to reflect the requirements of the Urgent Issues Task Force Abstract 38 (see note 9).

CASH-FLOW STATEMENT

	Note	6 months ended 31 January 2004 £m	6 months ended 31 January 2003 £m	Year ended 31 July 2003 £m
Operating profit (before exceptional restructuring costs)		**122.1**	159.7	379.7
Goodwill amortisation		**20.8**	20.2	44.1
Depreciation		**37.4**	42.8	88.9
Retirement benefits		**2.8**	15.5	(4.6)
(Increase)/decrease in stocks		**(14.2)**	(12.3)	(1.6)
(Increase)/decrease in debtors		**(10.0)**	(25.9)	(55.8)
(Decrease)/increase in creditors		**(2.8)**	(8.3)	15.8
Net cash inflow from normal operating activities		**156.1**	191.7	466.5
Exceptional restructuring expenditure		**(6.2)**	(13.8)	(22.8)
Net cash inflow from operating activities		**149.9**	177.9	443.7
Returns on investments and servicing of finance		**3.8**	(17.2)	(26.1)
Tax paid		**(39.5)**	(35.3)	(60.8)
Capital expenditure and financial investment		**(29.9)**	(33.4)	(86.3)
Acquisitions and disposals	6 & 7	**490.0**	(84.1)	(92.0)
Equity dividends paid		**(96.5)**	(93.4)	(142.5)
Management of liquid resources		**(414.3)**	(1.7)	2.3
Financing		**5.6**	71.4	(68.7)
Increase/(decrease) in cash		**69.1**	(15.8)	(30.4)
Increase/(decrease) in short-term deposits		**414.3**	1.7	(2.3)
(Increase)/decrease in other borrowings		**2.5**	(75.3)	73.4
Loan note repayments		**2.7**	0.7	1.2
Term deposits/(debt) acquired with acquisitions			4.8	(13.1)
Exchange variations		**20.7**	(2.9)	(18.7)
Decrease/(increase) in net debt		**509.3**	(86.8)	10.1
Net debt at beginning of period		**(715.1)**	(725.2)	(725.2)
Net debt at end of period	8	**(205.8)**	(812.0)	(715.1)

1 ACCOUNTING POLICIES

The accounting policies used in preparing the interim financial statements are consistent with those used in the annual financial statements for 2003, apart from the adoption of the requirements of Abstract 38 of the Urgent Issues Task Force in respect of Employee Share Ownership Plans (see note 9).

2 ANALYSES OF TURNOVER AND PROFIT

	6 months ended 31 January 2004		6 months ended 31 January 2003 (Restated)		Year ended 31 July 2003	
	Turnover £m	Profit £m	Turnover £m	Profit £m	Turnover £m	Profit £m
Market						
Aerospace	**456.9**	**33.0**	461.0	29.3	998.2	105.5
Detection	**142.8**	**17.8**	121.2	42.4	273.3	70.6
Medical	**234.1**	**39.1**	230.5	36.6	486.1	87.9
Specialty Engineering	**429.9**	**50.8**	423.3	47.2	871.6	107.9
	1,263.7	**140.7**	1,236.0	155.5	2,629.2	371.9
Discontinued businesses	**55.0**	**2.2**	219.6	24.4	426.9	51.9
	1,318.7	**142.9**	1,455.6	179.9	3,056.1	423.8
Goodwill amortisation		**(20.8)**		(20.2)		(44.1)
Exceptional items		**(7.0)**		16.5		(122.5)
Profit before interest and tax		**115.1**		176.2		257.2
Net interest payable		**(11.2)**		(18.0)		(37.6)
Expected return on pension scheme assets		**85.7**		76.6		152.7
Interest on retirement benefit liabilities		**(84.5)**		(78.0)		(154.9)
Profit before taxation		**105.1**		156.8		217.4
Geographical origin						
United Kingdom	**366.3**	**17.2**	347.0	15.0	762.3	52.6
North America	**702.9**	**81.6**	754.3	111.1	1,513.3	241.4
Europe	**230.7**	**31.1**	163.1	20.3	399.6	58.0
Other overseas	**85.7**	**10.8**	74.6	9.1	165.1	19.9
Inter-company	**(121.9)**		(103.0)		(211.1)	
	1,263.7	**140.7**	1,236.0	155.5	2,629.2	371.9

3 EXCEPTIONAL ITEMS

	6 months ended 31 January 2004 £m	6 months ended 31 January 2003 £m	Year ended 31 July 2003 £m
Restructuring	**(9.6)**		
Profit on disposal of businesses	**2.6**	16.5	14.5
Write-down of goodwill on anticipated future disposal			(137.0)
	(7.0)	16.5	(122.5)

A restructuring programme has been initiated which will give rise to exceptional charges likely to total £50m spread over 2004 and 2005, of which £9.6m has been charged in this period. More than half of the cost will be for improving competitiveness in Aerospace, with the balance in Medical for rationalisation of distribution and manufacturing and in Detection for the complete integration of Heimann and the trace detection activities.

4 DIVIDENDS

An interim dividend of 8.75p per share (2003 8.75p) has been declared and will be paid on 16 April 2004 to holders of all ordinary shares whose names are registered at close of business on 19 March 2004.

5 EARNINGS PER SHARE

Separate figures are given for earnings per share related to the average number of shares in issue for each period:

	6 months ended 31 January 2004	6 months ended 31 January 2003	Year ended 31 July 2003
Basic	**560,171,050**	558,489,500	558,610,819
Effect of dilutive share options	**896,887**	1,857,298	838,286
Diluted	**561,067,937**	560,346,798	559,449,105

6 ACQUISITIONS

During the period the company acquired the outstanding 38% minority interest in Smiths Medical Japan Ltd. for approximately £16m, giving rise to capitalised goodwill of £6.3m, subject to review and finalisation of costs. It also capitalised a further £6.2m of goodwill relating to deferred consideration in respect of the acquisition of Able Corp., acquired in 2002, which became payable following the achievement of defined targets.

In accordance with the provisions of FRS10, the company amortises goodwill arising on acquisitions after 1 August 1998 on a straight-line basis over a period of up to 20 years.

7 DISPOSALS

On 30 September 2003, the company completed the disposal of the Polymer group of companies for £483.7m net of costs. During the period it also sold the Matzen & Timm, Lapmaster and Icore businesses out of the Specialty Engineering division.

	Polymer £m	Other £m	Total £m
Consideration, net of expenses	**483.7**	**20.0**	**503.7**
Net assets/retained liabilities	**(352.4)**	**(18.7)**	**(371.1)**
Surplus over net assets/retained liabilities	**131.3**	**1.3**	**132.6**
Goodwill previously set off against reserves	**(257.9)**	**(9.1)**	**(267.0)**
	(126.6)	**(7.8)**	**(134.4)**
Goodwill charged to profit and loss account in prior period	**137.0**		**137.0**
	10.4	**(7.8)**	**2.6**

8 BORROWINGS AND NET DEBT

	Fixed £m	Floating £m	31 January 2004 £m	31 January 2003 £m	31 July 2003 £m
Maturity:					
On demand/under one year	**15.2**	**32.1**	**47.3**	79.6	118.3
One to two years	**80.1**	**126.2**	**206.3**	178.7	212.8
Two to five years	**1.0**		**1.0**	197.0	1.6
Greater than five years:					
Bank loans	**11.3**		**11.3**	0.1	12.5
TI Eurosterling Bond 2010		**148.8**	**148.8**	148.6	148.7
Smiths US private placement 2013	**54.9**	**82.4**	**137.3**	152.5	155.3
Smiths Eurosterling Bond 2016	**148.0**		**148.0**	147.8	147.9
	310.5	**389.5**	**700.0**	904.3	797.1
Cash and deposits			**(494.2)**	(92.3)	(82.0)
Net debt			**205.8**	812.0	715.1

9 MOVEMENTS IN SHAREHOLDERS' EQUITY

	6 months ended 31 January 2004		6 months ended 31 January 2003 (Restated)		Year ended 31 July 2003 (Restated)	
	£m	£m	£m	£m	£m	£m
Profit for the period		**70.0**		114.0		111.5
Dividends		**(49.1)**		(48.9)		(145.4)
		20.9		65.1		(33.9)
Exchange variations		**(35.0)**		(15.3)		14.7
Taxation recognised on exchange gains/(losses):						
Current – UK						5.3
Deferred – USA				4.5		3.7
Share issues		**10.8**		1.6		5.9
Goodwill written back on disposals		**130.0**		74.5		211.5
Actuarial loss on retirement benefits						(258.6)
Movement in deferred taxation relating to actuarial loss						73.4
Net increase/(decrease) in shareholders' equity		**126.7**		130.4		22.0
Shareholders' equity:						
At 1 August as previously reported	**862.6**		840.6		840.6	
Prior period adjustment – UITF 38	**(5.4)**	**857.2**	(5.4)	835.2	(5.4)	835.2
		983.9		965.6		857.2

The Urgent Issues Task Force Abstract 38 (UITF 38) was issued in December 2003, and its requirements apply to the annual financial statements 2004 and, as such, must be reflected in these interim accounts. UITF 38 requires shares held by Employee Share Ownership Plan (ESOP) Trusts to be treated as a reduction of shareholders' funds, rather than as a fixed asset. The balance sheet values for Investments and advances – other at 31 January 2003 and 31 July 2003 have been restated as follows:

	31 January 2003 £m	31 July 2003 £m
Investments and advances – other:		
As previously reported	10.9	8.2
Adjustment for UITF 38 – as shown above	(5.4)	(5.4)
	5.5	2.8

INDEPENDENT AUDITORS' REVIEW REPORT TO SMITHS GROUP PLC

INTRODUCTION
We have been instructed by the company to review the interim financial information on pages 6 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

REVIEW CONCLUSION
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 January 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London

10 March 2004

NOTES:
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
UK
Tel: 0870 600 3970 (United Kingdom)
+44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Designed and produced by CGI BrandSense. Printed by CTD Capita. Illustrations by Lawrence Templeman.






ALARM RESET
ENTER
READY
READY STANDBY
smiths
IONSCAN

SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

MITHS-GROUP.COM

smiths

SMITHS GROUP PLC

INTERIM REPORT AND ACCOUNTS 2005







SMITHS IS BUILDING ON ITS STRONG MARKET POSITIONS, BENEFITING FROM INVESTMENT IN NEW PRODUCT R+D, PRODUCTIVITY GAINS AND RECENT ACQUISITIONS.

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: "This was a strong first half and we expect to sustain this momentum through the remainder of the year. With all four divisions performing well, Smiths is achieving real underlying growth and gaining the incremental benefit of recent acquisitions. The Medex transaction, which closed on 21 March, will have beneficial impact on the Medical division. We have raised the interim dividend for the first time since 2001, reflecting our positive outlook for the full year."

CONTENTS

BOARD OF DIRECTORS

Donald Brydon, CBE
Chairman

Keith Butler-Wheelhouse
Chief Executive

Sir Nigel Broomfield, KCMG
Non-executive Director

David Challen, CBE
Non-executive Director

John Ferrie, CBE
Group Managing Director
Aerospace

Sir Julian Horn-Smith
Non-executive Director

Peter Jackson
Non-executive Director

Lawrence Kinet
Group Managing Director
Medical

John Langston
Group Managing Director
Specialty Engineering

David Lillycrop
General Counsel

Robert O'Leary
Non-executive Director

The Rt Hon Lord Robertson of Port Ellen KT, PC, GCMG, FRSE
Non-executive Director

Alan Thomson
Financial Director

Front cover:
Top left (Specialty Engineering):
John Crane gas seals have an unmatched ability to operate at high pressures in environments such as offshore oil rigs

Right (Medical):
The hypodermic Needle-Pro® safety device reduces the risk of needlestick injuries

Bottom (Medical):
The Portex Ultra-Perc® tracheostomy kit minimises patient trauma and is convenient for the clinician

Back cover:
Centre (Detection):
The ACADA (Automatic Chemical Agent Detection Alarm) detects nerve or blister agents in battle zones

Bottom (Aerospace):
The Smiths Aerospace Computing and Communications Card is critical to the Boeing 777's new Electrical Load & Maintenance System

FINANCIAL PERFORMANCE

HIGHLIGHTS

- Headline profit before tax up 16% at £155m*
- Headline earnings per share up 17% at 20.4p*
- On a statutory basis, profit before tax was £125m and EPS was 15.9p
- At constant currency, all four divisions contributed to sales growth of 11%, headline operating profit growth of 16%
- Medex acquisition completed on 21 March
- Interim dividend increased by 6%, to 9.25p
- Momentum expected to be sustained in second half of 2005

*Before goodwill amortisation and exceptional items.

GROUP TOTAL SALES BY MARKET £M



Detection 153
Medical 237
Aerospace 514
Specialty engineering 440

GROUP TOTAL SALES* BY ORIGIN £M



UK 368
N America 777
Europe 227
Other overseas 105

*Note: This exceeds total due to intercompany transactions

GROUP HEADLINE PROFIT BY MARKET £M



Detection 21
Medical 39
Aerospace 39
Specialty engineering 54

GROUP HEADLINE PROFIT BY ORIGIN £M



UK 13
N America 94
Europe 33
Other overseas 13

STATUTORY REPORTING
(including discontinued activities, goodwill amortisation and exceptional items)

	2005 £m	2004 £m
Turnover	**1,344**	1,319
Operating profit	**123**	112
Profit on disposal of businesses	**–**	3
Interest on debt	**(6)**	(11)
Pensions financing	**8**	1
Pre-tax profit	**125**	105
Earnings per share	**15.9p**	12.5p

HEADLINE OPERATING PERFORMANCE

	2005 £m	2004 £m
Turnover	**1,344**	1,264
Headline operating profit	**153**	141
Interest on debt	**(6)**	(9)
Pensions financing	**8**	1
Headline pre-tax profit	**155**	133
Headline earnings per share	**20.4p**	17.5p
Interim dividend	**9.25p**	8.75p

THE MEDEX ACQUISITION BRINGS A PRODUCT RANGE WHICH IS HIGHLY COMPLEMENTARY AND CONSIDERABLY INCREASES SMITHS' PRESENCE IN THE SAFETY DEVICES SECTOR.

SMITHS RECORDED A 16% INCREASE IN HEADLINE PRE-TAX PROFIT AND A 17% INCREASE IN HEADLINE EARNINGS PER SHARE IN THE FIRST HALF OF THE 2005 FINANCIAL YEAR.

STATUTORY REPORTING

ON A STATUTORY BASIS, INCLUDING GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, SMITHS GROUP RECORDED PRE-TAX PROFIT OF £125M (2004: £105M) AND EARNINGS PER SHARE OF 15.9P (2004: 12.5P) FOR THE SIX MONTHS ENDED 31 JANUARY 2005. THE REMAINDER OF THIS STATEMENT REFERS TO THE CONTINUING ACTIVITIES OF THE COMPANY BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TO PROVIDE A MORE CONSISTENT BASIS FOR COMPARISON. RESULTS ON THIS BASIS ARE REFERRED TO AS "HEADLINE" IN THE REMAINDER OF THIS STATEMENT.

SMITHS GROUP: INTERIM RESULTS 2005 – HEADLINE PERFORMANCE

	2005 £m	2004 £m
Sales	**1,344**	1,264
Headline operating profit	**153**	141
Headline pre-tax profit	**155**	133
Headline earnings per share	**20.4p**	17.5p
Interim dividend	**9.25p**	8.75p

Smiths Group recorded a 16% increase in headline pre-tax profit and a 17% increase in headline earnings per share for the first half of its 2005 financial year. The improvement combined better operational performance, some benefit from acquisitions and lower financing costs. The Board has raised the interim dividend by 6% to 9.25p.

Sales were 6% higher than for the same period last year and headline operating profit was up by 9%. The company's net margin on the same basis remained at 11%. Smiths earns more than half its profit in the US, and the dollar's decline compared with the first half last year reduced reported sales by £65m and profit by £9m. Measured at constant exchange rates, sales rose by 11% and headline operating profit by 16%. These gains came equally from the underlying business and from the contribution of recent acquisitions.

The momentum established in the second half of last year has been sustained through the first six months of the current financial year. All four divisions of Smiths achieved higher sales and profits on a constant currency basis. Aerospace benefited from the rapid recovery in the commercial sector, Detection made progress beyond the airport market, Medical kept pace with rising demand and Specialty Engineering was boosted by strong growth in Interconnect.

A £3m reduction in net interest on ordinary activities and a £6m pensions financing improvement contributed to the higher pre-tax profit. The company's tax rate on ordinary activities for the period was 26.0% (2004: 26.5%).

Operating cash-flow for the period, after capital expenditure and before exceptional restructuring, was £83m, representing a conversion from headline operating profit of 54%. This conversion rate was lower than usual because of increased investment in aerospace production capacity, and higher stock levels in anticipation of strong sales growth in the second half. By the year end, cash conversion is likely to have risen closer to normal levels. Net debt at the end of the period was £392m, compared with £273m at the start.

Smiths spent £61m on acquisitions during the half year. In November, the company acquired Integrated Aerospace Inc, a privately-owned, California based supplier of specialist landing gear systems, for £57m. In December, the company acquired Tianjin Timing Seals Co Ltd in China, for £3m, and this is now part of John Crane in Specialty Engineering. Both acquisitions are performing in line with expectations.

In December, Smiths announced it would acquire Medex Inc, a leading US medical device company for a total of £490m, including some £160m of assumed debt. Medex brings a product range which is highly complementary and considerably increases Smiths' presence in the safety devices sector. Having received regulatory clearance from all necessary authorities, completion took place on 21 March. The integration of Medex has been planned in detail and will lead to both revenue and cost synergy benefits.

Two smaller acquisitions have been made since the end of the first half. Irish company Farran Technology Ltd was acquired in February for £16m, of which £3m is performance related. Its millimetre wave expertise will be used in future Smiths Detection products. The acquisition of the US Seal product line from Superior Essex Inc, for £6m, was announced on 16 March. It makes replacement mechanical seals which complement the John Crane range.

Company funded R&D increased by £6m to £72m. Customer-funded projects increased at a similar rate, to £63m in this period. Together, they represent 10% of sales.

Productivity continues to improve. A two-year restructuring programme, commenced last year, has led to charges of £39m, including £8m during this period. The payback from this programme is matching expectations and the efficiencies gained are contributing to current performance. In addition, the company has absorbed increased costs for plastics, metals, energy and transport without margin impact.

SMITHS AEROSPACE HAS ENTERED A PERIOD OF STRONG GROWTH DRIVEN BY THE RECOVERY IN COMMERCIAL AVIATION AND RISING SALES OF MILITARY SYSTEMS.

Smiths generated 54% of its sales by origin in North America (US, Canada and Mexico), and 62% of its profit. UK sales by origin were 23% of the total, including £231m in exports. By division, Aerospace generated 38% of Smiths Group sales, Detection 11%, Medical 18% and Specialty Engineering 33% in this period.

SMITHS AEROSPACE	2005 £m	2004 £m
Sales	514	457
Headline operating profit	39	33
Margin	8%	7%

Smiths Aerospace has entered a period of strong growth which is likely to be sustained for a number of years, driven by a recovery in the commercial aviation sector and rising sales of military systems. In the first six months of 2005, sales were 17% and headline profits 24% higher on a constant currency basis. Whilst margins moved ahead by one point in the first half, the division continues with its normal bias towards the second half. Compared with a year earlier, company-funded R&D was £3m higher.

The upward trend is the result of a number of positive factors. Boeing and Airbus are raising their production rates, especially of narrow-bodied aircraft, and hence demand for Smiths' aircraft systems is higher. Similarly, the engine makers are placing more orders on the company's engine component business. Meanwhile, the commercial aftermarket which, for Smiths, was initially slow to recover, is now growing firmly in step with airline traffic.

In this period, the initial systems for the A380 were delivered, while work on the B787 Dreamliner, now less than two years from first flight, is on schedule.

The military part of Smiths' business continues to perform strongly, with current front-line programmes on which the company has valuable shipsets all sustained at high levels. In the longer term, whilst the US government is seeking to reduce defence expenditure, Smiths' high capture rate of new programmes in recent years, combined with increasing international demand, provides the basis for sustained growth in military business.

Smiths has recently delivered avionics equipment for the first F-35 Joint Strike Fighter, which is expected to make its initial flight in 2006. Similarly, the company has delivered the first hardware and software for the C-130 AMP, a programme to modernise up to 500 of the US Air Force's now elderly transporters.

Recent awards will help sustain military business in the longer term. Smiths is teamed with Lockheed Martin on the US101 Presidential helicopter fleet, and Northrop Grumman has selected the landing gear system for the X-47B J-UCAS unmanned aircraft from recently acquired Integrated Aerospace. In Europe, the partner nations have reached agreement on the production of Tranche 2 of Eurofighter, for which Smiths supplies a number of systems.

Construction has commenced on the second phase of the Smiths Aerospace plant in Suzhou, China, which will double capacity to 130,000 sq ft by 2006. In Poland, a plant acquired with DGT has been expanded and is now delivering engine components to Pratt & Whitney.

SMITHS DETECTION	2005 £m	2004 £m
Sales	153	143
Headline operating profit	21	18
Margin	13%	12%

In the relatively short time since it was established, Smiths Detection has reached a market-leading position in the supply of detection equipment to military, homeland security and customs authorities. The increasing breadth of the business offers a wider range of detection and identification technologies than its competitors, and benefits from a truly global sales footprint.

In the first half of this year, sales were up 10% and headline profit up 22% on a constant currency basis. The timing of large orders and deliveries, coupled with the effect of US government spending cycles, continues to impact the performance of the division considerably from one reporting period to the next. Sales to government bodies tend to be skewed to the second half of Smiths' year, and deliveries are expected to increase during the balance of the year.

While aviation security is still the largest market, at a third of divisional sales, it is now well balanced by other applications including military, first responder/hazmat teams, critical infrastructure, ports & borders and non-security applications. The ports & borders market is growing rapidly. Smiths makes very large X-ray units capable of quickly inspecting freight containers without opening them. Whilst initially they were used to prevent transhipment of contraband, recent growth has come equally from the drive to eliminate terrorist threats in cargo. Deliveries to New Zealand Customs and a new contract with the Australian government have been among the most significant applications of this technology during the

SMITHS DETECTION HAS REACHED A MARKET-LEADING POSITION IN THE SUPPLY OF DETECTION EQUIPMENT TO MILITARY, HOMELAND SECURITY AND CUSTOMS AUTHORITIES

half year. Additionally, the prison authorities in New South Wales ordered equipment to prevent illicit or threatening items being smuggled into prisons.

Military business continues to grow, confirming Smiths as a world leader in chemical agent detectors. In the US, the company has secured a valuable follow-on order from the Department of Defense under the Automated Chemical Agent Detector and Alarm (ACADA) programme. In Holland, an order for chemical agent detectors has been won from the Royal Netherlands Army and in the UK, the Ministry of Defence has awarded Smiths a £20m contract for the Lightweight Chemical Agent Detector (LCAD), which can be worn by troops.

With R&D now at 8% of sales, investment is focused on new-generation biological detection capability, high frequency imaging systems and a stream of new products which will keep Smiths at the forefront of the detection industry. Recent additions to the range include:

X-ray equipment which provides aviation-level security to public buildings, schools and business mailrooms; an Ionscan desktop trace detection machine that searches simultaneously for narcotics and explosives; and an upgraded Sentinel II walk-through explosives detection portal, which has been deployed at some of the busiest US airports.

Smiths is also working with the US Transportation Security Administration (TSA) on pilot programmes to scan passenger documents for signs of explosives and to improve air cargo screening, using trace detection equipment.

In this period, the division secured new orders for airport security equipment, both trace and X-ray, from authorities in Algeria, Australia, Korea, Mexico and Senegal, and from Luton Airport in the UK.

SMITHS MEDICAL	2005 £m	2004 £m
Sales	237	234
Headline operating profit	39	39
Margin	17%	17%

With more than two thirds of its profit generated in North America, the reported performance of Smiths Medical is significantly affected by the translation impact of the US dollar's decline compared with a year earlier. While appearing steady year-on-year as reported, on a constant currency basis sales grew by 6% and headline profit by 7%. Growth would have been higher but for the withdrawal from third-party products in Japan.

Over the past six months the focus has been on operational improvement to give the division a competitive advantage. Individual business units have been brought within an integrated structure for manufacturing, and this will be extended to administration and supply chain management. Production is being concentrated in fewer locations and the majority of assembly work is carried out in Tijuana, Mexico.

In the single-use sector, Smiths has continued to benefit from strong demand for devices which prevent accidental needlestick injuries. Hospitals in the US are still some way from being fully compliant with the requirement to use safety products, and the transition is driving above-average growth rates. Smiths is installing additional capacity and will shortly introduce a new generation, low dead space hypodermic NeedlePro, the LDS Edge, which maintains technical leadership for the highly-respected Portex brand.

Single-use airway management, critical care and assisted reproduction devices are all achieving organic sales growth. DHD Healthcare has received the US Food & Drug Administration's 510(k) approval to launch the innovative Aquinox heated airway humidification device, an early benefit from this acquisition made last June.

Medication delivery and patient monitoring equipment also contributed to Smiths Medical's growth. The Deltec Cozmo insulin pump is selling strongly in the US. Now offered with a combined blood/glucose monitor, developed in partnership with Abbott Laboratories, the Cozmonitor has a distinct competitive advantage. Additionally, pump users will shortly be offered the new Cleo introducer, which allows them to place the disposable insulin catheter more securely under their skin. The opportunities beyond the US are still opening up, and Cozmo has been launched in another eight countries, starting with those where reimbursement is available. Ambulatory and hospital infusion, pain management, vital signs and vascular access products continue to sell well, combining original equipment with the valuable supply of disposables. A new emergency resuscitator for first responders, the Pneupac VR1, has just been launched. It is the first to be powered by the ambulance's own oxygen supply, eliminating the need for batteries.

In Japan, where Smiths Medical is the market leader in anaesthesia and respiratory care, the low margin third party products have been dropped, warehousing has been outsourced, and seven locations will soon be reduced to a single, purpose-built facility, resulting in efficiency gains.

9.25p

THE BOARD HAS RAISED THE INTERIM DIVIDEND BY 6% TO 9.25p.

SPECIALTY ENGINEERING	2005 £m	2004 £m
Sales	440	430
Headline operating profit	54	51
Margin	12%	12%

Specialty Engineering delivered a strong first half performance, with sales up by 9% and headline profit by 14% on a constant currency basis. All businesses achieved higher sales and profits in constant currency and, overall, Specialty Engineering contributed 36% of Smiths' headline operating profit, entirely in cash and after absorbing £3m in restructuring costs.

John Crane is a truly global operation and its performance varied by region. In the Americas, it moved ahead strongly, securing an important contract in the US to supply seals for the grain processing plants operated by Archer Daniels Midland, and benefiting from good business in Venezuela. In the rest of the world, the pattern was mixed: while business in Europe and Asia, including China, was strong, the important Middle East market for oil & gas production continued to suffer from political instability.

Recent John Crane initiatives are starting to show a return: orders are being received from Gazprom via the joint venture established in Russia; long-term shared success contracts for aftermarket business are being secured on the Performance Plus contract basis, now comprising 32 contracts in 12 countries; and customer specifications are being matched more swiftly by involving the software centre co-located with the Indian subsidiary in Bangalore. Significantly, John Crane has generally been able to pass on its higher raw material costs.

Interconnect's sales and profits increased in this period, driven by positive market dynamics in the military, aerospace and telecoms sectors. The microwave components business is performing particularly well. Its products are finding new applications in integrated defence communications systems and in medical electronics, including hospital scanners. A new, highly-advanced silicon dioxide cable has recently been added to the range. Sales of electronic connectors and filters were also ahead, although there has been some softness in the European market while awaiting orders for Tranche 2 of Eurofighter.

Recent acquisitions have been quickly integrated, and the extended product range gives Smiths a competitive advantage in meeting more complex specifications.

Flex-Tek is performing well and, with higher sales to both HVAC and domestic appliance customers, margins have improved. Increased raw material costs, particularly steel and nickel, have been offset by productivity gains and, with a Malaysian plant now fully operational, Flex-Tek remains competitive in an industry well used to global component sourcing. The Vac-U-Store hose, which can be fully retracted into the body of a vacuum cleaner, has secured its first application, and there is great interest from other customers.

The Marine business improved its profitability as a result of increased naval business, although sales for commercial shipping were flat.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Progress continues on the transition towards International Financial Reporting Standards (IFRS), under which 2005/06 results will be reported. The first time Smiths will report under IFRS will be on the Interim Accounts to 31 January 2006.

THE BOARD

On 20 January, Einar Lindh retired after 28 years' service with the company, including nine years on the Board, most recently as Group Managing Director, Specialty Engineering.

PROSPECTS

Smiths is building on its strong market positions, benefiting from investment in new product R&D, productivity gains and recent acquisitions. With broadly favourable market environments, Smiths is capitalising on available opportunities to generate continuing growth.

DIVIDEND

The Board has declared an interim dividend of 9.25p, an increase of 6%, and the first time the interim dividend has been increased for four years. The level of increase for the full year will be considered in six months' time. The interim dividend will be paid on 27 April 2005 to holders of all ordinary shares whose names are registered at the close of business on 29 March. The ex-dividend date will be 23 March.

PROFIT AND LOSS ACCOUNT

	Note	Ordinary activities £m	Goodwill amortisation £m	Exceptional items £m	Total £m
		6 months ended 31 January 2005			
Continuing operations		1,339.2			1,339.2
Acquisitions		5.2			5.2
Discontinued businesses					
Turnover	2	1,344.4			1,344.4
Continuing operations		152.2	(21.6)	(7.6)	123.0
Acquisitions		0.9	(0.5)		0.4
Discontinued businesses					
Operating profit		153.1	(22.1)	(7.6)	123.4
Exceptional items – exceptional property profit					
Profit on disposal of businesses					
Profit before interest and tax		153.1	(22.1)	(7.6)	123.4
Net interest payable		(5.9)			(5.9)
Other finance income – retirement benefits		7.5			7.5
Profit before taxation		154.7	(22.1)	(7.6)	125.0
Taxation		(40.2)	2.2	2.3	(35.7)
Profit after taxation		114.5	(19.9)	(5.3)	89.3
Dividends	4	(52.0)			(52.0)
Retained profit		62.5	(19.9)	(5.3)	37.3
Earnings per share	5				
Basic		20.4p	(3.6p)	(0.9p)	15.9p
Diluted		20.3p	(3.6p)	(0.9p)	15.8p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	31 January 2005 £m
Profit for the period attributable to shareholders	89.3
Exchange loss	(8.7)
Taxation recognised on exchange gains/losses:	
Current – United Kingdom	
FRS17 – Retirement Benefits:	
Actuarial gains on retirement benefit schemes – gross	
Deferred tax charge related thereto	
	80.6

6 months ended 31 January 2004					Year ended 31 July 2004				
Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
1,263.7				1,263.7	2,678.4				2,678.4
	55.0			55.0		55.0			55.0
1,263.7	55.0			1,318.7	2,678.4	55.0			2,733.4
140.7		(18.9)	(9.6)	112.2	360.1		(37.1)	(30.9)	292.1
	2.2	(1.9)		0.3		2.2	(1.9)		0.3
140.7	2.2	(20.8)	(9.6)	112.5	360.1	2.2	(39.0)	(30.9)	292.4
								12.1	12.1
			2.6	2.6				7.8	7.8
140.7	2.2	(20.8)	(7.0)	115.1	360.1	2.2	(39.0)	(11.0)	312.3
(8.8)	(2.4)			(11.2)	(13.0)	(2.4)			(15.4)
1.2				1.2	3.2				3.2
133.1	(0.2)	(20.8)	(7.0)	105.1	350.3	(0.2)	(39.0)	(11.0)	300.1
(35.3)		1.8	(1.6)	(35.1)	(92.8)		4.4	1.2	(87.2)
97.8	(0.2)	(19.0)	(8.6)	70.0	257.5	(0.2)	(34.6)	(9.8)	212.9
(49.1)				(49.1)	(151.6)				(151.6)
48.7	(0.2)	(19.0)	(8.6)	20.9	105.9	(0.2)	(34.6)	(9.8)	61.3
17.5p		(3.4p)	(1.6p)	12.5p	45.9p		(6.2p)	(1.7p)	38.0p
17.4p		(3.4p)	(1.6p)	12.4p	45.8p		(6.2p)	(1.7p)	37.9p

31 January 2004 £m	31 July 2004 £m
70.0	212.9
(35.0)	(45.0)
	(0.4)
	145.5
	(39.3)
35.0	273.7

SUMMARISED BALANCE SHEET

	Note	31 January 2005 £m	31 January 2004 £m	31 July 2004 £m
Fixed assets				
Intangible assets		**748.6**	579.8	728.2
Tangible assets		**434.6**	413.5	423.5
Investments and advances:				
Automotive		**325.0**	325.0	325.0
Other		**2.9**	2.1	2.3
		1,511.1	1,320.4	1,479.0
Current assets				
Stocks		**484.9**	416.7	423.5
Debtors		**628.4**	580.7	629.6
Cash at bank		**343.0**	494.2	449.2
		1,456.3	1,491.6	1,502.3
Creditors: amounts falling due within one year		**(1,045.1)**	(715.5)	(1,077.1)
Net current assets		**411.2**	776.1	425.2
Total assets less current liabilities		**1,922.3**	2,096.5	1,904.2
Creditors: amounts falling due after one year		**(490.7)**	(713.0)	(499.6)
Provisions for liabilities and charges		**(116.1)**	(114.6)	(120.0)
Net assets excluding pension assets/liabilities		**1,315.5**	1,268.9	1,284.6
Pension assets		**77.4**	36.4	72.7
Retirement benefit liabilities		**(228.7)**	(321.4)	(234.8)
Net assets		**1,164.2**	983.9	1,122.5
Capital and reserves				
Share capital and share premium account		**331.0**	320.6	323.3
Reserves		**833.2**	663.3	799.2
Capital employed	8	**1,164.2**	983.9	1,122.5

CASH-FLOW STATEMENT

	Note	6 months ended 31 January 2005 £m	6 months ended 31 January 2004 £m	Year ended 31 July 2004 £m
Operating profit (before exceptional restructuring costs)		**131.0**	122.1	323.3
Goodwill amortisation		**22.1**	20.8	39.0
Depreciation		**35.2**	37.4	72.1
Retirement benefits		**(3.6)**	2.8	(22.9)
(Increase) in stocks		**(56.9)**	(14.2)	(2.4)
Decrease/(increase) in debtors		**9.1**	(10.0)	(78.8)
(Decrease)/increase in creditors		**(6.9)**	(2.8)	52.6
Net cash inflow from normal operating activities		**130.0**	156.1	382.9
Exceptional restructuring expenditure		**(9.9)**	(6.2)	(23.0)
Net cash inflow from operating activities		**120.1**	149.9	359.9
Returns on investments and servicing of finance		**6.3**	3.8	10.5
Tax paid		**(43.5)**	(39.5)	(61.5)
Capital expenditure and financial investment		**(47.0)**	(29.9)	(53.9)
Acquisitions and disposals	6	**(57.7)**	490.0	291.4
Equity dividends paid		**(102.5)**	(96.5)	(145.6)
Management of liquid resources		**99.7**	(414.3)	(383.7)
Financing		**2.9**	5.6	21.2
(Decrease)/increase in cash		**(21.7)**	69.1	38.3
(Decrease)/increase in short-term deposits		**(99.7)**	414.3	383.7
Decrease/(increase) in other borrowings		**8.4**	2.5	(10.9)
Loan note repayments			2.7	2.9
Exchange variations		**(5.9)**	20.7	28.4
(Increase)/decrease in net debt		**(118.9)**	509.3	442.4
Net debt at beginning of period		**(272.7)**	(715.1)	(715.1)
Net debt at end of period	7	**(391.6)**	(205.8)	(272.7)

NOTES TO THE ACCOUNTS

1 ACCOUNTING POLICIES

The accounting policies used in preparing the interim financial statements are consistent with those used in the annual financial statements for 2004.

2 ANALYSES OF TURNOVER AND PROFIT

	6 months ended 31 January 2005		6 months ended 31 January 2004		Year ended 31 July 2004	
	Turnover £m	Profit £m	Turnover £m	Profit £m	Turnover £m	Profit £m
Market						
Aerospace	**514.0**	**38.9**	456.9	33.0	1,005.8	99.7
Detection	**152.9**	**20.5**	142.8	17.8	317.1	55.6
Medical	**236.7**	**39.3**	234.1	39.1	487.7	91.6
Specialty Engineering	**440.8**	**54.4**	429.9	50.8	867.8	113.2
	1,344.4	**153.1**	1,263.7	140.7	2,678.4	360.1
Discontinued businesses			55.0	2.2	55.0	2.2
	1,344.4	**153.1**	1,318.7	142.9	2,733.4	362.3
Goodwill amortisation		**(22.1)**		(20.8)		(39.0)
Exceptional items		**(7.6)**		(7.0)		(11.0)
Profit before interest and tax		**123.4**		115.1		312.3
Net interest		**(5.9)**		(11.2)		(15.4)
Retirement benefits – net finance income		**7.5**		1.2		3.2
Profit before taxation		**125.0**		105.1		300.1
Geographical origin						
United Kingdom	**368.0**	**13.4**	366.3	17.2	784.9	46.0
North America	**776.6**	**94.3**	702.9	81.6	1,472.6	221.0
Europe	**227.3**	**32.6**	230.7	31.1	471.7	69.5
Other overseas	**104.8**	**12.8**	85.7	10.8	188.6	23.6
Inter-company	**(132.3)**		(121.9)		(239.4)	
	1,344.4	**153.1**	1,263.7	140.7	2,678.4	360.1

3 EXCEPTIONAL ITEMS

	6 months ended 31 January 2005 £m	6 months ended 31 January 2004 £m	Year ended 31 July 2004 £m
Operational restructuring	**(7.6)**	(9.6)	(30.9)
Exceptional property profit			12.1
Profit on disposal of businesses		2.6	7.8
	(7.6)	(7.0)	(11.0)

Exceptional restructuring costs of £7.6m (2004: £9.6m) have been charged against operating profit in respect of the continuing programme for improving competitiveness in Aerospace and the rationalisation of distribution in Medical.

4 DIVIDENDS

An interim dividend of 9.25p per share (2004: 8.75p) has been declared and will be paid on 27 April 2005 to holders of all ordinary shares whose names are registered at close of business on 29 March 2005.

5 EARNINGS PER SHARE

Separate figures are given for earnings per share related to the average number of shares in issue for each period:

	6 months ended 31 January 2005	6 months ended 31 January 2004	Year ended 31 July 2004
Basic	**561,914,824**	560,171,050	560,656,310
Effect of dilutive share options	**2,366,714**	896,887	893,394
Diluted	**564,281,538**	561,067,937	561,549,704

6 ACQUISITIONS

During the period the major acquisition was the issued share capital of Integrated Aerospace, Inc. The fair values set out below are provisional, and will be finalised in subsequent financial statements.

	Date of acquisition	Consideration £m	Goodwill £m	Net assets £m
Businesses acquired				
Integrated Aerospace	23.11.04	56.6	47.9	8.7
Other		4.0	1.7	2.3
		60.6	49.6	11.0
Cash received on forward contract		(2.9)		
Net expenditure on acquisitions		57.7		

During the period the Company was in receipt of a cash inflow of £2.9m net of expenses in respect of a hedging transaction related to the acquisition of Medex Inc. This sum will be set against the subsequent cost of acquisition. In accordance with the provisions of FRS 10, the company amortises goodwill arising on acquisitions after 1 August 1998 on a straight-line basis over periods of up to 20 years.

7 BORROWINGS AND NET DEBT

	Fixed £m	Floating £m	31 January 2005 £m	31 January 2004 £m	31 July 2004 £m
Maturity					
On demand/under one year	**4.1**	**287.9**	**292.0**	47.3	275.4
One to two years	**0.3**		**0.3**	206.3	0.4
Two to five years	**0.9**		**0.9**	1.0	0.8
Greater than five years					
Bank loans	**11.1**		**11.1**	11.3	10.8
TI Eurosterling Bond 2010	**149.0**		**149.0**	148.8	148.9
Smiths US private placement 2013	**53.2**	**79.8**	**133.0**	137.3	137.4
Smiths Eurosterling Bond 2016	**148.3**		**148.3**	148.0	148.2
	366.9	**367.7**	**734.6**	700.0	721.9
Cash and deposits			**(343.0)**	(494.2)	(449.2)
Net debt	**366.9**	**367.7**	**391.6**	205.8	272.7

8 MOVEMENTS IN SHAREHOLDERS' EQUITY

	6 months ended 31 January 2005 £m	6 months ended 31 January 2004 £m	Year ended 31 July 2004 £m
Profit for the period	**89.3**	70.0	212.9
Dividends	**(52.0)**	(49.1)	(151.6)
	37.3	20.9	61.3
Exchange variations	**(8.7)**	(35.0)	(45.0)
Taxation recognised on exchange gains/(losses):			
Current – UK			(0.4)
Share issues	**7.7**	10.8	13.2
ESOP Trusts – disposal of company shares	**5.4**		
Goodwill written back on disposals		130.0	130.0
Actuarial gains and losses on retirement benefit schemes – gross			145.5
Deferred tax charge related thereto			(39.3)
Net increase in shareholders' equity	**41.7**	126.7	265.3
Shareholders' equity:			
At 1 August	**1,122.5**	857.2	857.2
	1,164.2	983.9	1,122.5

9 CONTINGENT LIABILITIES

As previously reported, John Crane, Inc ("John Crane"), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named, and will continue its robust defence of all asbestos-related claims based upon this "safe product" defence. In addition, John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 102,000 claims over the last 26 years. John Crane is currently a defendant in cases involving approximately 179,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 43 cases, amounting to awards of some US$30m.

These awards, the related interest and all material defence costs have to date been met in full by insurance. No provision relating to this litigation has been made in these accounts.

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues. No provision relating to such litigation has been made in these accounts.

Note: As stated in note 1, the above financial statements have been prepared in accordance with the accounting policies set out in the company's accounts for the year ended 31 July 2004. They do not constitute the full financial statements within the meaning of S240 of the Companies Act 1985. Figures relating to the year ended 31 July 2004 are abridged. Full accounts for Smiths Group plc for that period have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under S237(2) or S237(3) of the Companies Act 1985.

INDEPENDENT AUDITORS' REVIEW REPORT TO SMITHS GROUP PLC

INTRODUCTION
We have been instructed by the company to review the interim financial information on pages 6 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

REVIEW CONCLUSION
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 January 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London

16 March 2005

NOTES:
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
UK
Tel: 0870 600 3970 (United Kingdom)
+44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Designed and produced by CGI BrandSense. Printed by St Ives Westerham Press. Illustrations by Lawrence Templeman.




GID-3



SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM

SMITHS GROUP PLC DIRECTORS' REPORT AND FINANCIAL STATEMENTS 2003







FROM THE AEROSPACE INDUSTRY TO HOSPITALS, FROM PETROCHEMICAL COMPANIES TO NATIONAL GOVERNMENTS, SMITHS ADVANCES ITS CUSTOMERS' CAPABILITIES THROUGH THE INTELLIGENT APPLICATION OF TECHNOLOGY.

smiths

SMITHS FOCUSES ON DEVELOPING AND ACQUIRING TECHNOLOGIES THAT MAKE A DIFFERENCE, WHILE CONTINUOUSLY DRIVING FOR GREATER EFFICIENCY IN ALL ITS BUSINESSES.

CONTENTS

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES
The principal activities of the company and its subsidiaries are the development, manufacture, sale and support of:
- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the United Kingdom, the Americas and Continental Europe. A review of the development of the company and its subsidiary undertakings during the 2002-2003 financial year is on pages 5 to 19 of the Annual Review 2003 that accompanies this Directors' Report and Financial Statements.

RESULTS AND DIVIDENDS
The results for the year to 31 July 2003 are set out in the Consolidated Profit and Loss Account on page 13. Sales for the year amounted to £3,056m, against £3,223m last year. The profit for the year after taxation, minority interests and goodwill amortisation amounted to £112m (2002 £185m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 17 April 2003. The directors recommend for payment on 14 November 2003 a final cash dividend on each ordinary share of 17.25p, making a total dividend of 26p for the year.

The retained loss of £34m was transferred from Reserves.

RESEARCH AND DEVELOPMENT
£251m was spent on research and development during the year, of which £130m was funded by the company and the balance by customers. Each business carries out research and development programmes to suit its own particular market and product needs. Interchange of technology and technical information between Smiths' manufacturing businesses is centrally coordinated.

CHANGES IN THE COMPANY AND ITS INTERESTS DURING THE YEAR
On 18 October 2002 the business and assets of Precision Handling Systems were sold to Parkburn Engineering Limited for £2.3m in cash.

On 4 November 2002 the business and assets of Lodge Ignition were sold to Meggitt PLC for £33m in cash.

On 29 November 2002 the company acquired all the issued share capital of Heimann Systems GmbH (Germany) for a cash consideration of £236m.

On 3 December 2002 the business and assets of the Air Movement and Cable Management businesses were sold to HSBC Private Equity for £125m in cash.

On 29 January 2003 the company completed the private placement of US$250m in senior notes with 11 leading North American institutional investors. The notes have a 10-year term and a coupon of 5.45%, priced at 140 basis points over the 10-year US Treasury Bill.

On 1 April 2003 the issued share capital of C & F Millier Limited was sold to a management buy-out for a cash consideration of £0.3m.

On 8 May 2003 John Crane Chile S.A. acquired the business and assets of General Seals S.A. (Chile) for a cash consideration of £1.7m.

POST BALANCE SHEET EVENTS
On 1 August 2003 a new division was created to include Smiths Detection and Smiths Heimann. The move reflected the recent acquisition of Heimann and the potential for growth of these two market-leading businesses, both previously part of Aerospace. At the same time, the Sealings Solutions and Industrial divisions were merged to form the new Specialty Engineering division.

On 29 August 2003, the sale of Matzen & Timm to Masterflex AG was completed for €1.35m in cash.

On 22 September 2003, the sale of the Polymer Sealing Solutions business to Trelleborg AB for £495m in cash became unconditional, with completion expected by the end of September.

FUTURE DEVELOPMENTS
The company will pursue its existing international activities and continue to seek business opportunities in both the United Kingdom and overseas.

CHARITABLE AND POLITICAL DONATIONS
During the year the company made donations of £708,000 for charitable purposes including payments totalling £300,000 for the Portex Chair of Paediatric Anaesthesia. No political donations were made.

DIRECTORS
The directors at the end of the financial year are shown on page 22 of the accompanying Annual Review 2003. Mr J M Hignett retired at the Annual General Meeting in November 2002. The Rt Hon. Lord Robertson of Port Ellen has been appointed as a non-executive director with effect from 15 February 2004.

REAPPOINTMENT OF DIRECTORS
Mr K O Butler-Wheelhouse, Dr J Ferrie and Mr J M Horn-Smith will retire in accordance with Article 57 and, being eligible, will seek reappointment at the Annual General Meeting.

DIRECTORS' REMUNERATION REPORT
The directors' remuneration report is on pages 5 to 11. An ordinary resolution to approve the report will be put to shareholders at the Annual General Meeting.

DIRECTORS' INTERESTS IN CONTRACTS
Details of the executive directors' service contracts are as disclosed in the service contracts section of the directors' remuneration report on page 9. Details of the interests of the executive directors in the company's share option schemes are shown in the remuneration report on pages 10 and 11.

Apart from the exceptions referred to above, no director had an interest in any contract to which the company or its subsidiaries was a party during the year.

INTERESTS IN SHARES
As at 23 September 2003 the company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc*	68.6m	12.3%
Franklin Resources, Inc.	50.5m	9.0%
Legal & General Group plc	19.3m	3.4%

*includes the interests of Capital Guardian Trust Company in 9.9% of the issued share capital
† percentage of share capital in issue on 23 September 2003

The company has not acquired or disposed of any interests in its own shares.

The interests of the directors, their families and any connected persons in the issued share capital of the company are shown on page 8.

CORPORATE GOVERNANCE
The company complies with the Combined Code, as appended to the April 2002 edition of the Listing Rules of the UK Listing Authority (the Code), except that no senior independent director is recognised as required by A.2.1 of the Code. Subject to that exception, the company has complied with the Code throughout the accounting period covered by this report. Reasons for non-compliance with A.2.1 are given below.

The Board of Directors normally meets formally eight times a year to make and review major business decisions and monitor current trading against budgets which it has approved. It additionally exercises control by determining matters specifically reserved to it in a formal schedule which only the Board may change: these matters include the acquisition of companies and major capital expenditure. Once a year the Board meets in conference to consider long-term strategy and industrial developments affecting the company. Additional meetings are arranged as necessary to deal with urgent items.

There is an agreed procedure for all directors to take independent professional advice at the company's expense in connection with their duties. They also have access to the advice and assistance of the Company Secretary whose appointment is in accordance with the Code. Arrangements are in place for all directors to receive appropriate training, whether on their appointment or periodically, as necessary.

Mr Orrell-Jones is the Chairman and also chairs the Nominations and Remuneration Committee. Sir Colin Chandler is the Deputy Chairman and chairman of the Audit Committee. No non-executive director has been appointed as 'a recognised senior independent member' for the purposes of A.2.1 of the Code because matters of concern can readily be brought to the attention of either Mr Orrell-Jones or Sir Colin. Sir Colin has accepted the company's nomination as Chairman of TI Automotive Limited. There are three other independent non-executive directors of the company. Lord Robertson's appointment as an additional independent non-executive director will take effect on 15 February 2004. Mr Butler-Wheelhouse is the Chief Executive and there are six other executive directors. (See page 22 of the accompanying Annual Review 2003.)

The Board is provided with detailed information on matters to be considered at its meetings and non-executive directors have ready access to the executive directors. Regular site visits are arranged and non-executive directors are encouraged to visit sites independently. During site visits, briefings are arranged and the Board is free to discuss aspects of the business with employees at all levels.

There is a formal procedure for appointment of all new directors. The Nominations and Remuneration Committee, of which all the non-executive directors are members and which is chaired by Mr Orrell-Jones, makes recommendations to the Board on appointments. Appointments made by the Board are subject to approval by the shareholders at the next Annual General Meeting.

All directors are subject to retirement under Article 57 and submit themselves for re-election at intervals of no more than three years: any director who attains the age of 70 is subject to annual re-election. The initial appointment of non-executive directors is for three years; they do not participate in company bonus, share option or pension schemes.

The Nominations and Remuneration Committee meets at least three times a year. The Chief Executive and the General Counsel attend meetings of the Committee by invitation but do not participate in discussions of their own interests. The Committee monitors the performance of the Chief Executive and other executive directors and has access to all information required for that purpose. The report of the Board on remuneration is set out on pages 5 to 11.

The company maintains a dialogue with institutional shareholders through regular meetings and presentations. At the Annual General Meeting shareholders are encouraged to ask questions and after the meeting have access to directors and other senior executives. The company has complied with the Code provisions related to principles C.1 and C.2.

The Board believes that the full Reports and Accounts present a balanced and understandable assessment of the company's position and prospects: the Board has complied with the Code provisions D.1.1 to D.1.3. A statement by the auditors appears on page 12.

The Audit Committee's terms of reference accord with the Code. The Committee comprises the Chairman and all the non-executive directors and meets at least three times a year with the Chief Executive, Financial Director, General Counsel, Director of Internal Audit and the Auditors normally attending meetings.

Apart from work in relation to acquisitions and disposals, all material work not related to the audit for which the company might consider engaging the Auditors, is put out to tender. The Board is kept fully informed of all non-audit work awarded to the Auditors.

Internal control. Internal control is based on assessment of risk and a framework of control procedures to manage risks and to monitor compliance with procedures. The procedures of accountability and control, which accord with the guidance on internal control issued by the Turnbull Committee, are outlined below.

The Board accepts its responsibility for maintaining and reviewing the effectiveness of the company's internal control systems. These are designed to meet the company's particular needs and the risks to which it is exposed and, by their nature, can provide only reasonable, not absolute, assurance against material loss to the company or material misstatement in the financial accounts.

The group has an embedded process for the identification, evaluation and management of significant business risks. The process is reviewed through the Audit Committee and monitored by the Group Internal Audit Department. The four operating divisions and Corporate HQ have, during the year, identified and evaluated the key risks under three categories - strategic; operational; and information - and have ensured that effective controls and procedures are in place to manage these risks.

In the highly regulated environment of the aerospace, medical and detection industries, procedures are codified in detailed operating procedures manuals and are reinforced by regular educational programmes. These are designed to ensure not only compliance with the regulatory requirements but also with the general principles of business integrity.

A key element in any system is communication and a number of committees enable the executive directors and senior corporate staff to address financial, human resource, risk management and other control issues. Experience is shared by subsidiaries through company-wide seminars.

Throughout the year the Board has reviewed the effectiveness of internal control and the management of risks at its regular Board meetings. In addition to financial and business reports, the Board has reviewed medium and longer-term strategic plans; capital expenditure and development programmes; management and product development programmes; reports on key operational issues; tax; treasury; risk management; insurance; legal matters; and Audit Committee reports, including internal and external auditor reports.

Going concern. The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Auditors. PricewaterhouseCoopers LLP have reviewed the company's statements as to compliance with the Code to the extent required by the Listing Rules of the UK Listing Authority.

New Combined Code. On 23 July 2003 the Financial Reporting Council issued a new Combined Code which will come into effect for listed companies for reporting years beginning on or after 1 November 2003. It is anticipated that the new Code will replace the existing version of the Code and that some changes to the Listing Rules will follow therefrom. The company is currently reviewing the new Code and will address what steps need to be taken to comply with its provisions.

POLICY ON PAYMENT OF CREDITORS

The company's policy and practice is to pay creditors promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 37 days (2002: 37 days) for the parent company and 50 days (2002: 51 days) for the group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report) (Statement of Payment Practice) Regulations 1997).

ENVIRONMENT

The company seeks to minimise, as far as is reasonably practicable, any detrimental effects to the environment of its operations and products. A senior corporate staff director has responsibility for safety, health and environmental matters. The corporate and social responsibility review appears on pages 20 and 21 of the accompanying Annual Review 2003.

EMPLOYMENT POLICIES

It is the company's policy to provide equal opportunities for employment and to give the fullest consideration to employment prospects for the disabled. The company continues to be actively involved in all aspects of the training and development of young persons, including government sponsored schemes and unit initiatives designed to ease the transition from school to work.

Share option schemes enable employees to acquire an interest in the company's shares and to align their interests more closely with those of the shareholders.

Employees are regularly provided with a wide range of information concerning the performance and prospects of the business in which they are involved by means of Employee Councils, Works Councils and other consultative bodies that allow the views of personnel to be taken into account.

All matters concerning the environment, health and safety continue to be regulated by preventative, investigatory and consultative systems; issues relevant to the company pension scheme are covered by means of structured committees, including representation from recognised trade unions. A more detailed statement appears on pages 20 and 21 of the accompanying Annual Review 2003.

AUTHORITY TO ISSUE SHARES

At the Annual General Meeting shareholders will be asked to renew the authority, given to the directors at the last Annual General Meeting, to allot relevant securities for the purposes of section 80 of the Companies Act 1985, so as to reflect the increase in the company's issued share capital since the last Annual General Meeting. The authority proposed will expire on the fifth anniversary of the Meeting unless otherwise renewed. The amount of relevant securities to which this authority relates (£46,629,434 nominal of share

capital) represents one third of the share capital in issue on 23 September 2003. The directors have no present intention of exercising this authority except for allotments of shares pursuant to the company's share option schemes. The ordinary resolution is set out in the Notice of Annual General Meeting.

Also in the Notice is the special resolution to renew the power granted to directors under section 95 of the Companies Act 1985. The new authority sought will be on substantially similar terms to those attaching to the existing authority and will expire on the fifth anniversary of the Meeting, unless otherwise renewed. It will permit the directors to allot equity securities for cash:

- in connection with a rights issue *pro rata* to the rights of the existing shareholders;
- pursuant to the terms of any share scheme approved by the shareholders in General Meeting; and
- for any other purpose provided that the aggregate nominal value of such allotments does not exceed £6,994,415 (approximately 5% of the issued share capital on 23 September 2003).

The directors intend seeking renewal of these authorities annually.

During the year ended 31 July 2003 the following ordinary shares in Smiths Group plc were issued:

- 753,369 shares pursuant to the terms of the company's shareholder-approved share option schemes; and
- 186,794 shares pursuant to the terms of TI Group share option schemes.

AUTHORITY TO PURCHASE SHARES

At the Annual General Meeting the company will seek to renew the authority, granted at the last Annual General Meeting to the directors, to purchase the company's shares in the market. The authority will be limited to 10% of the share capital in issue on 23 September 2003 and will be renewed annually. The maximum price that may be paid under the authority will be limited to 105% of the average of the middle market quotations of the company's shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase. On 23 September 2003 options over approximately 26m shares were outstanding under the company's share option schemes, representing approximately 4.6% of the then issued share capital. If the authority to purchase shares being sought at the Annual General Meeting were to be used in full, then the outstanding options would represent approximately 5.2% of the reduced issued share capital.

The directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue and will be in the interests of the shareholders. The directors will also give careful consideration to the gearing levels of the company and its general financial position.

No shares have ever been purchased or contracted for or the subject of any option under the expiring or any prior authority.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations'), will come into force on 1 December 2003. They will enable certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the company in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the company rather than, as is currently the case, being immediately cancelled.

Accordingly, if the authority is renewed at the Annual General Meeting and the directors were to exercise it after the Regulations have come into force, the company would have the option of holding those shares in treasury, rather than cancelling them.

The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase, holding or resale of treasury shares.

The Financial Services Authority is currently consulting on the changes required to the Listing Rules to reflect the amendments to the Companies Act 1985 to be made by the Regulations.

AUDITORS

PricewaterhouseCoopers resigned as auditors during the year, following a restructuring as a limited liability partnership. The Board appointed PricewaterhouseCoopers LLP as auditors to fill the vacancy. Special notice having been received by the company, resolutions will be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to determine the auditors' remuneration.

SUMMARY FINANCIAL STATEMENT

The company has produced the Annual Review 2003 (a Summary Financial Statement) which, together with this Directors' Report and Financial Statements 2003, forms the statutory Reports and Accounts for 2003. Shareholders will be automatically sent Annual Reviews alone each year unless they elect in writing to receive the statutory Reports and Accounts. Shareholders who wish to receive the statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282. The publication of Annual Reviews results in significant savings in the cost of producing the accounts each year.

WWW.SMITHS-GROUP.COM

Electronic copies of the Annual Review 2003, the Directors' Report and Financial Statements 2003 and the Notice of Annual General Meeting will be posted on the company's website, www.smiths-group.com. The company's announcements to the Stock Exchange and press releases are available on-line through the website. Shareholding details and practical help on share transfers and changes of address can be found at www.shareview.co.uk.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

24 September 2003

DIRECTORS' REMUNERATION REPORT

INTRODUCTION

The directors' remuneration report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations), which apply to the company for the first time this year. A resolution will be put to shareholders at the Annual General Meeting on 11 November 2003 inviting them to approve this report.

The Nominations and Remuneration Committee (the Committee) of the Board currently comprises Mr K Orrell-Jones (Chairman of the Committee) and the following independent non-executive directors: Sir Nigel Broomfield, Sir Colin Chandler, Mr J M Horn-Smith and Mr R W O'Leary. The Chairman is absent when his own remuneration is under consideration. The Chief Executive attends meetings of the Committee by invitation, save that he is absent when his own remuneration is under consideration. The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the executive directors including their annual bonus targets and grants of share options.

The Committee's constitution and practice accord with the relevant provisions of the Combined Code, which is appended to the April 2002 edition of the Listing Rules of the UK Listing Authority (the Code). In reviewing its remuneration policy the Committee has given full consideration to the Code and has complied with the Code's provisions relating to directors' remuneration throughout 2002-2003. A revised version of the Code was published in July 2003 and will apply to the company for the financial year commencing 1 August 2004. The Committee will, during the current financial year, address what steps need to be taken to comply with the provisions of the revised Code relating to directors' remuneration.

The Committee seeks to maintain a competitive remuneration programme that enables the company to attract and retain the highest calibre of executive.

The Committee meets regularly and takes advice from both inside and outside the group on a range of matters, including the scale and composition of the total remuneration package payable to people with similar responsibilities, skills and experience in comparable industrial companies which are UK-based but which, like Smiths, have extensive operations outside the United Kingdom.

During the year the Committee received material assistance and advice from the Chief Executive and from the General Counsel (who is also Secretary to the Committee). In addition the Committee received material assistance and advice from:

- Towers Perrin, remuneration consultants;
- Aon Consulting, actuaries; and
- Freshfields Bruckhaus Deringer, solicitors.

Towers Perrin, which also provided remuneration and pensions advice to the company during the year, was appointed by the Committee. Freshfields Bruckhaus Deringer was appointed by the company but advised only in relation to remuneration matters. Aon Consulting was also appointed by the trustee of a group pension scheme to which it also provided actuarial advice.

The remuneration of directors is set out in tables on pages 7 and 8.

REMUNERATION POLICY

The Committee believes that the individual contributions made by the executive directors are fundamental to the successful performance of the company.

The Committee has adopted a remuneration policy (which will continue to apply during 2003-2004) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice.

Although the Committee has no current plans to change this policy, changes are possible because the company's remuneration policy needs to be sufficiently flexible to take account of changes in the company's business environment and in remuneration practice.

The following graph shows the company's 'total shareholder return' (TSR) performance over the past five years. As required by the Regulations, the company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

FIVE YEAR HISTORICAL TSR PERFORMANCE


£*
150
130
110
90
70
50
Value of hypothetical £100 holding
Jul 98
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03
SMITHS
FTSE 100

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme, the Smiths Industries 1995 Executive Share Option Scheme and the Smiths Industries Senior Executive Deferred Share Scheme. The annual bonus element, participation in the deferred share scheme, which provides for a share match (see below), and participation in the executive share option scheme are linked to performance, and the Committee regards them as key elements in the executive directors' remuneration packages. The value of the matching share element is derived from annual bonus, and other corporate financial criteria and, while vesting of matching shares is not dependent on satisfaction of a further performance condition, there is a strong

and direct relationship to performance at the time the award is determined. Entitlement to the matching shares is also dependent upon the executive remaining in service for a further period.

SALARY AND BENEFITS IN KIND

Salaries are reviewed annually for each director. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the company, pay policy within the company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES

Executive directors are eligible to participate in an annual bonus scheme which is based upon a combination of corporate financial goals and individual objectives which are geared to the achievement of the group's strategic goals. The majority of the annual bonus opportunity, which is capped, is based upon the corporate financial element.

Under the deferred share scheme (referred to above), executive directors may elect to use their after-tax bonus to acquire the company's shares at the prevailing market price. Provided that a director retains them for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three year period.

The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2003 the full amount of the shares so acquired is available for matching.

PENSIONS

The company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the company pays monthly salary supplements to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the company. Details of the salary supplement payments and other pension provisions are set out in the tables on pages 7 and 8.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

SHARE OPTIONS

The company operates a number of share option schemes for executive directors and other employees.

The Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme), approved at the Annual General Meeting in 1995 and amended in 2001, covers approximately 350 executives. Awards are approved by the Committee. In awarding share options the Committee has regard to guidelines published by or on behalf of institutional shareholders, the individual performance of participants and executive directors' compliance with the company's policy on share ownership (referred to below). It is the Committee's policy that the value of shares over which options are granted to executive directors in any year should not normally exceed twice base salary. Options granted under the 1995 Scheme may only be exercised after three years if a performance requirement, determined by the Committee, has been met. For the last grant of options, on 2 October 2002, and for anticipated future grants the performance requirement is that the growth in the company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% p.a. (for options up to one times base salary) and by 4% p.a. (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the company.

If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four year period at the end of the fourth year and a five year period at the end of the fifth year.

The Save-As-You-Earn Share Option Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price. These options are not subject to a corporate performance condition.

In the year to 31 July 2003, executive directors exercised share options and at 31 July 2003 held unexercised options as described in the table on pages 10 and 11.

There were no changes in the options held by directors between 31 July 2003 and 23 September 2003. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings and options to acquire shares in the company.

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the deferred share scheme (shown alongside the emoluments table) and also defined benefit pension arrangements, was as follows:

	2003 £000	2002 £000
Fees, salaries and benefits	**3,639**	3,360
Performance-related bonuses	**1,545**	943
Gain from exercise of share options	**7**	74
Incremental gain/(loss) from deferred share scheme exercises	**(63)**	(40)
Payments in lieu of pension contribution	**591**	556
	5,719	4,893

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments		Deferred share scheme contributions	Total	
	2003 £000	2002 £000	2003 £000	2003 £000	2003 £000	2003 £000	2002 £000	2003 £000	2003 £000	2002 £000
Chairman										
K Orrell-Jones	**210**	180	**27**			**237**	199		**237**	199
Chief executive										
K O Butler-Wheelhouse	**735**	700	**51**	**528**	**368**	**1,682**	1,444	**214**	**1,896**	1,707
Executive directors										
J Ferrie	**355**	320	**65**	**222**	**142**	**784**	642	**76**	**860**	794
L H N Kinet	**325**	310	**208**	**91**	**81**	**705**	584	**16**	**721**	584
J Langston	**325**	310	**32**	**211**		**568**	447	**66**	**634**	447
D P Lillycrop	**310**	300	**54**	**166**		**530**	453	**64**	**594**	594
E Lindh	**325**	300	**24**	**144**		**493**	392	**36**	**529**	471
A M Thomson	**395**	360	**33**	**183**		**611**	513	**77**	**688**	626
Non-executive directors										
Sir Nigel Broomfield	**30**	30				**30**	30		**30**	30
Sir Colin Chandler	**65**	65				**65**	65		**65**	65
J M Hignett (retired 12/11/02)	**10**	30				**10**	30		**10**	30
J M Horn-Smith	**30**	30				**30**	30		**30**	30
R W O'Leary	**30**	30				**30**	30		**30**	30
	3,145	2,965	**494**	**1,545**	**591**	**5,775**	4,859	**549**	**6,324**	5,607

1. The deferred share scheme amounts represent shares to which certain directors may become entitled and relate to the previous year's bonus. These have been shown separately from 'Total emoluments' in order to comply with the Regulations.

2. Benefits for Dr Ferrie and Mr Kinet include payments related to their relocation to the United Kingdom from the United States.

PENSIONS

	Age at 31 July 2003	Accrued entitlement at 31 July 2002 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2003 (A) £000	Transfer value of accrued benefits at 31 July 2002 (B) £000	The amount of (A – B) less contributions made by the director in 2003 £000	Accrued entitlement at 31 July 2003 £000
J Langston	53	108	5	15	1,802	1,248	549	125
D P Lillycrop	47	95	5	9	1,155	784	366	105
E Lindh	58	201	16	13	3,853	3,104	733	218
A M Thomson	56	118	20	32	2,542	1,669	853	152

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% p.a. compound and, in the case of Messrs Langston and Lillycrop, 7% p.a. compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2003	31 July 2002
Sir Nigel Broomfield	**103**	103
K O Butler-Wheelhouse	**156,715**	117,537
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**32,911**	22,438
J M Horn-Smith	**6,682**	6,682
L H N Kinet	**2,152**	0
J Langston	**63,270**	60,270
D P Lillycrop	**67,144**	65,144
E Lindh	**68,887**	38,189
R W O'Leary	**2,642**	2,642
K Orrell-Jones	**3,226**	3,226
A M Thomson	**62,178**	51,526

These interests include beneficial interests of the directors and their families in the company's shares held in PEPs and ISAs and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements entered into following the merger of TI Group plc with the company.

The company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July 2003 and 23 September 2003.

SHARE OWNERSHIP

It is the company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

SERVICE CONTRACTS

The company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Mr Butler-Wheelhouse is employed under a service contract with the company dated 26 September 2001. Mr Butler-Wheelhouse's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the company or 6 months' notice given by Mr Butler-Wheelhouse. The company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(a) the salary Mr Butler-Wheelhouse would have received during the notice period;

(b) an amount equal to 50% of the maximum bonus potential that Mr Butler-Wheelhouse was entitled to receive under the executive bonus scheme for the then current bonus year;

(c) the annual cost to the company of providing all other benefits to which Mr Butler-Wheelhouse is entitled under his contract, which has been pre-agreed as 10% of basic salary; and

(d) one year's payment in lieu of pension contribution.

Mr Langston, Mr Lillycrop, Mr Lindh and Mr Thomson are all employed under service contracts with the company dated 26 September 2001. Each service contract is for an indefinite term ending automatically on the anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the company or six months' notice given by the director concerned. The company may at its discretion elect to terminate the contract by making a payment in lieu of notice on the same terms as those applicable to Mr Butler-Wheelhouse, save that the payment at item (d) is replaced by an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, for Mr Langston and Mr Lillycrop, the company has given its irrevocable consent to early payment of their pension from age 50 and without actuarial reduction from age 55.

Mr Kinet is employed under a service contract with the company dated 24 January 2000. Mr Kinet's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by either the company or Mr Kinet.

Dr Ferrie is employed under a service contract with the company dated 31 January 2000. Dr Ferrie's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the company or six months' notice given by Dr Ferrie.

There are no specific termination provisions in Mr Kinet's or Dr Ferrie's service contracts. In case of early termination, the company may be liable to pay an amount in damages, having regard to salary and other benefits the executive would have received had he served out his notice period and taking into account the executive's duty to mitigate his loss.

EXTERNAL APPOINTMENTS

Subject to the overriding requirements of the company, the Committee is prepared to allow executive directors to accept external appointments where it considers that such appointments will contribute to the director's breadth of knowledge and experience. Directors are permitted to retain fees associated with such appointments.

NON-EXECUTIVE DIRECTORS

Non-executive directors were paid a total of £402,000 (including £375,000 in fees) in the year to 31 July 2003. Their remuneration is determined by the Board in accordance with the Articles of Association. They are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors, including Mr Horn-Smith who is to be proposed for re-election at the Annual General Meeting, serve the company under letters of appointment and do not have contracts of service or contracts for service.

AUDITABLE PART

The directors' remuneration tables and accompanying notes on page 7, the directors' pensions table and accompanying notes on page 8, and the directors' share options table on pages 10 and 11 have been audited.

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2003	Options held on 31 July 2002						Options exercised 2002-2003			
Director	Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Exercise price	Market price at date of grant**	Market price at date of exercise*
K O Butler-Wheelhouse	95 ESOS	68,043	68,043	A	823.00p	25/10/96	25/10/99	25/10/06				
		83,540	83,540	A	934.00p	17/10/97	17/10/00	17/10/07				
		122,718	122,718	A	765.00p	21/10/98	21/10/01	21/10/08				
		16,806	16,806	A	858.50p	01/10/99	01/10/02	01/10/09				
		53,230	53,230	A	807.00p	01/12/00	01/12/03	01/12/10				
		47,800	47,800	A	790.00p	19/04/01	19/04/04	19/04/11				
		86,849	86,849	B	806.00p	09/04/02	09/04/05	09/04/12				
		86,848	86,848	C	806.00p	09/04/02	09/04/05	09/04/12				
		112,500	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		112,500	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	0	2,578		669.00p	14/05/98	01/07/03		09/07/03	669.00p	See note**	734.00p
		2,964	0		554.00p	08/05/03	01/08/08	01/02/09				
	DSS	0	11,841		0.10p	03/11/99	03/11/02		04/12/02	0.10p	865.00p	716.00p
		17,964	17,964		0.10p	04/12/00	04/12/03	04/11/07				
		38,758	38,758		0.10p	22/11/01	22/11/04	22/10/08				
		29,507	0		0.10p	24/10/02	24/10/05	24/09/09				
J Ferrie	95 ESOS	55,424	55,424	A	765.00p	11/04/00	11/04/03	11/04/10				
		31,895	31,895	A	807.00p	01/12/00	01/12/03	01/12/10				
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		39,702	39,702	B	806.00p	09/04/02	09/04/05	09/04/12				
		39,702	39,702	C	806.00p	09/04/02	09/04/05	09/04/12				
		54,250	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		54,250	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07				
	DSS	22,438	22,438		0.10p	22/11/01	22/11/04	22/10/08				
		10,473	0		0.10p	24/10/02	24/10/05	24/09/09				
L H N Kinet	95 ESOS	59,733	59,733	A	750.00p	31/03/00	31/03/03	31/03/10				
		33,308	33,308	A	807.00p	01/12/00	01/12/03	01/12/10				
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12				
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12				
		49,750	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		49,750	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05				
	DSS	2,152	0		0.10p	24/10/02	24/10/05	24/09/09				
J Langston	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12				
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12				
		49,750	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		49,750	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05				
	DSS	9,147	0		0.10p	24/10/02	24/10/05	24/09/09				
	TI 90 ESOS	14,264	14,264		1,097.82p	02/04/97	02/04/00	02/04/07				
		18,691	18,691		1,219.80p	08/09/97	08/09/00	08/09/07				
		14,756	14,756		1,026.67p	13/03/98	13/03/01	13/03/08				
		4,918	4,918		849.79p	06/08/98	06/08/01	06/08/08				
		51,401	51,401		943.31p	11/03/99	11/03/02	11/03/09				
	TI 99 ESOS	61,485	61,485		907.23p	24/05/99	24/05/02	24/05/09				
		98,376	98,376		661.23p	06/03/00	06/03/03	06/03/10				
		98,376	98,376		626.16p	31/03/00	31/03/03	31/03/10				
D P Lillycrop	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11				
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12				
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12				
		47,500	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		47,500	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	1,539	1,539		645.00p	09/05/02	01/08/07	01/02/08				
		1,185	0		554.00p	08/05/03	01/08/08	01/02/09				
	DSS	20,697	20,697		0.10p	22/11/01	22/11/04	22/10/08				
		8,876	0		0.10p	24/10/02	24/10/05	24/09/09				
	TI 90 ESOS	2,459	2,459		846.74p	19/04/94	19/04/97	19/04/04				
		2,459	2,459		1,058.18p	15/04/96	15/04/99	15/04/06				
		11,067	11,067		1,121.20p	09/09/96	09/09/99	09/09/06				
		15,248	15,248		1,097.82p	02/04/97	02/04/00	02/04/07				
		19,675	19,675		1,219.80p	08/09/97	08/09/00	08/09/07				
		23,364	23,364		1,026.67p	13/03/98	13/03/01	13/03/08				
		17,953	17,953		849.79p	06/08/98	06/08/01	06/08/08				
		36,153	36,153		943.31p	11/03/99	11/03/02	11/03/09				
	TI 99 ESOS	61,731	61,731		907.23p	24/05/99	24/05/02	24/05/09				
		106,246	106,246		661.23p	06/03/00	06/03/03	06/03/10				
		106,246	106,246		626.16p	31/03/00	31/03/03	31/03/10				
	TI SAYE	0	778		886.39p	28/08/97	01/10/02	01/04/03				

		Options held on 31 July 2003	Options held on 31 July 2002						Options exercised 2002-2003			
Director	Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Exercise price	Market price at date of grant**	Market price at date of exercise*
E Lindh	84 ESOS	8,851	8,851		451.00p	21/10/94	21/10/97	21/10/04				
	95 ESOS	4,905	4,905	A	632.00p	20/12/95	20/12/98	20/12/05				
		18,814	18,814	A	823.00p	25/10/96	25/10/99	25/10/06				
		19,311	19,311	A	934.00p	17/10/97	17/10/00	17/10/07				
		35,015	35,015	A	765.00p	21/10/98	21/10/01	21/10/08				
		32,001	32,001	A	858.50p	01/10/99	01/10/02	01/10/09				
		36,631	36,631	A	750.00p	31/03/00	31/03/03	31/03/10				
		40,903	40,903	A	807.00p	01/12/00	01/12/03	01/12/10				
		29,400	29,400	A	790.00p	19/04/01	19/04/04	19/04/11				
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12				
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12				
		49,750	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		49,750	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	0	3,409		572.00p	17/05/96	01/07/03		03/07/03	572.00p	See note**	720.50p
		1,593	1,593		608.00p	10/05/01	01/08/04	01/02/05				
	DSS	0	3,319		0.10p	29/10/96	29/10/99		27/01/03	0.10p	818.00p	642.50p
		0	4,310		0.10p	28/10/97	28/10/00		27/01/03	0.10p	840.00p	642.50p
		0	8,000		0.10p	17/11/98	17/11/01		27/01/03	0.10p	818.00p	642.50p
		0	6,740		0.10p	03/11/99	03/11/02		27/01/03	0.10p	865.00p	642.50p
		10,128	10,128		0.10p	04/12/00	04/12/03	04/11/07				
		11,610	11,610		0.10p	22/11/01	22/11/04	22/10/08				
		4,920	0		0.10p	24/10/02	24/10/05	24/09/09				
A M Thomson	84 ESOS	62,500	62,500		480.00p	18/04/95	18/04/98	18/04/05				
	95 ESOS	20,569	20,569	A	632.00p	20/12/95	20/12/98	20/12/05				
		22,989	22,989	A	823.00p	25/10/96	25/10/99	25/10/06				
		21,590	21,590	A	934.00p	17/10/97	17/10/00	17/10/07				
		31,982	31,982	A	765.00p	21/10/98	21/10/01	21/10/08				
		24,790	24,790	A	858.50p	01/10/99	01/10/02	01/10/09				
		31,598	31,598	A	807.00p	01/12/00	01/12/03	01/12/10				
		26,250	26,250	A	790.00p	19/04/01	19/04/04	19/04/11				
		44,665	44,665	B	806.00p	09/04/02	09/04/05	09/04/12				
		44,665	44,665	C	806.00p	09/04/02	09/04/05	09/04/12				
		60,500	0	B	654.00p	02/10/02	02/10/05	02/10/12				
		60,500	0	C	654.00p	02/10/02	02/10/05	02/10/12				
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07				
	DSS	4,849	4,849		0.10p	20/10/97	20/10/00	20/09/04				
		7,272	7,272		0.10p	17/11/98	17/11/01	17/10/05				
		6,190	6,190		0.10p	03/11/99	03/11/02	03/10/06				
		9,555	9,555		0.10p	04/12/00	04/12/03	04/11/07				
		16,584	16,584		0.10p	22/11/01	22/11/04	22/10/08				
		10,652	0		0.10p	24/10/02	24/10/05	24/09/09				

Key

84 ESOS The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS The Smiths Industries 1995 Executive Share Option Scheme
SAYE The Smiths Industries 1982 SAYE Share Option Scheme
DSS The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS The TI Group 1999 Executive Share Option Scheme
TI SAYE The TI Group 1994 Savings-Related Share Option Scheme

Performance tests

A Total Shareholder Return of the company versus the Total Return of FTSE General Industrials Index
B EPS growth versus UK RPI + 3% p.a.
C EPS growth versus UK RPI + 4% p.a.

* The vesting dates shown above in respect of options granted under the Smiths Industries 1995 Executive Share Option Scheme are subject to the relevant performance test being passed.

** Market price of a Smiths share at date of grant (if different from exercise price). The exercise price of options under the Smiths Industries 1982 SAYE Share Option Scheme is set at 20% less than the mid-market closing price of a Smiths share on the business day preceding the date of grant.

Mid-market closing quotation from the London Stock Exchange Daily Official List.

NOTES

The high and low market closing prices of the ordinary shares during the period 1 August 2002 to 31 July 2003 were 553p and 765p respectively.

The mid-market price on 31 July 2002 was 775p and on 31 July 2003 was 732p.

Of the 3.485m shares under options granted to directors under the executive and savings-related share option schemes operated by the company, 2.115m shares were granted at exercise prices above the market price of a Smiths share on 23 September 2003 (703p) and 1.370m shares were at exercise prices below the market price on that date.

None of the options listed above was subject to any payment on grant.

An option granted to Mr D P Lillycrop under the TI Group Savings-Related Share Option Scheme lapsed on 1 April 2003; no other options held by any director lapsed during the period 1 August 2002 to 31 July 2003.

No options have been granted or exercised or have lapsed during the period 31 July to 23 September 2003.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the company's earnings per share exceeding the UK RPI plus a fixed percentage. There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

Deferred Share Scheme options were granted on 24 October 2002 at an Exercise Price of 0.1p per share and match shares purchased in the market by the grantee on that day. At 31 July 2003 the trustee of the Deferred Share Scheme held 531,061 shares for the benefit of senior executives (including the directors as disclosed above). The market value of these shares at that date was £3.887m and dividends of approximately £123,626 were waived in the year in respect of the shares.

Special provisions permit early exercise of options in the event of retirement; redundancy; death etc.

No other director held any options over the company's shares during the period 1 August 2002 to 31 July 2003.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the group at the end of the year, and of the profit or loss of the group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to assume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SMITHS GROUP PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheet, the cash-flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Statutory Reports and Accounts, comprising the Annual Review 2003 and the Directors' Report and Financial Statements 2003, in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Statutory Reports and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Annual Review 2003, the directors' report, the unaudited part of the directors' remuneration report, the statement of directors' responsibilities and the five year review.

We review whether the corporate governance statement in the directors' report reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 July 2003 and of the result and cash-flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

24 September 2003

NOTES

(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 July 2003					Year ended 31 July 2002 (restated)				
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation and impairment £m	Exceptional items £m	Total £m
Continuing operations		**2,505.6**				**2,505.6**	2,588.4				2,588.4
Acquisitions		**123.6**				**123.6**					
Discontinued businesses			**426.9**			**426.9**		635.1			635.1
Turnover	1 & 2	**2,629.2**	**426.9**			**3,056.1**	2,588.4	635.1			3,223.5
Continuing operations		**346.4**		**(24.6)**		**321.8**	364.1		(38.8)	(43.7)	281.6
Acquisitions		**25.5**		**(7.8)**		**17.7**					
Discontinued businesses			**51.9**	**(11.7)**		**40.2**		64.0	(11.9)		52.1
Operating profit	4	**371.9**	**51.9**	**(44.1)**		**379.7**	364.1	64.0	(50.7)	(43.7)	333.7
Exceptional items											
– profit/(loss) on disposal of businesses	5				**14.5**	**14.5**				(24.3)	(24.3)
– write-down of goodwill on anticipated future disposal	5				**(137.0)**	**(137.0)**					
Profit before interest and tax		**371.9**	**51.9**	**(44.1)**	**(122.5)**	**257.2**	364.1	64.0	(50.7)	(68.0)	309.4
Net interest payable	6	**(20.3)**	**(17.3)**			**(37.6)**	(25.7)	(31.8)			(57.5)
Other finance (costs)/income – retirement benefits	6	**(2.2)**				**(2.2)**	25.5				25.5
Profit/(loss) before taxation		**349.4**	**34.6**	**(44.1)**	**(122.5)**	**217.4**	363.9	32.2	(50.7)	(68.0)	277.4
Taxation	8	**(94.3)**	**(9.4)**	**3.9**	**(5.3)**	**(105.1)**	(101.9)	(9.0)	3.8	16.1	(91.0)
Profit/(loss) after taxation		**255.1**	**25.2**	**(40.2)**	**(127.8)**	**112.3**	262.0	23.2	(46.9)	(51.9)	186.4
Minority interests		**(0.5)**	**(0.3)**			**(0.8)**	(1.1)	(0.2)			(1.3)
Profit/(loss) for the period		**254.6**	**24.9**	**(40.2)**	**(127.8)**	**111.5**	260.9	23.0	(46.9)	(51.9)	185.1
Dividends	9	**(145.4)**				**(145.4)**	(142.2)				(142.2)
Retained profit/(loss)		**109.2**	**24.9**	**(40.2)**	**(127.8)**	**(33.9)**	118.7	23.0	(46.9)	(51.9)	42.9
Earnings/(loss) per share	10										
Basic		**45.6p**	**4.5p**	**(7.2p)**	**(22.9p)**	**20.0p**	46.9p	4.1p	(8.4p)	(9.3p)	33.3p
Diluted		**45.5p**	**4.5p**	**(7.2p)**	**(22.9p)**	**19.9p**	46.8p	4.1p	(8.4p)	(9.3p)	33.2p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m
Profit for the financial year attributable to shareholders	**111.5**	185.1
Exchange adjustments	**14.7**	(56.4)
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	**5.3**	(1.2)
Deferred – United States	**3.7**	4.5
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	**(258.6)**	(427.0)
Deferred tax credit related thereto	**73.4**	131.7
	(50.0)	(163.3)
Prior year adjustment re FRS17 – Retirement Benefits – cumulative to 31 July 2002	**(157.6)**	
	(207.6)	

Comparative figures for 2002 have been restated following the adoption of FRS17 – Retirement Benefits.

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

Notes on pages 16 to 39 form part of these accounts.

BALANCE SHEETS

	Note	Consolidated 31 July 2003 £m	Consolidated 31 July 2002 (restated) £m	Company 31 July 2003 £m	Company 31 July 2002 (restated) £m
Fixed assets					
Intangible assets	13	**830.2**	638.3		
Tangible assets	14	**557.6**	563.9	**64.0**	42.2
Investments and advances – TI Automotive Limited preference shares	16	**325.0**	325.0		325.0
– other	16	**8.2**	11.6	**2,104.1**	1,150.5
		1,721.0	1,538.8	**2,168.1**	1,517.7
Current assets					
Stocks	17	**489.5**	474.5	**62.3**	42.7
Debtors – amounts falling due within one year	18	**662.6**	597.7	**113.1**	81.4
– amounts falling due after more than one year	18	**10.8**	15.4	**2.5**	
Cash at bank and on deposit	21	**82.0**	109.5	**89.9**	125.2
		1,244.9	1,197.1	**267.8**	249.3
Creditors: amounts falling due within one year	20	**(912.7)**	(912.0)	**(580.1)**	(636.0)
Net current assets/(liabilities)		**332.2**	285.1	**(312.3)**	(386.7)
Total assets less current liabilities		**2,053.2**	1,823.9	**1,855.8**	1,131.0
Creditors: amounts falling due after more than one year	20	**(754.4)**	(728.9)	**(558.4)**	(520.7)
Provisions for liabilities and charges	24	**(116.0)**	(113.8)	**(20.8)**	(21.1)
Net assets excluding pension assets/liabilities		**1,182.8**	981.2	**1,276.6**	589.2
Pension assets	11	**25.3**	84.7		
Retirement benefit liabilities	11	**(333.7)**	(213.4)	**(38.7)**	(28.9)
Net assets including pension assets/liabilities		**874.4**	852.5	**1,237.9**	560.3
Capital and reserves					
Called up share capital	27	**139.8**	139.6	**139.8**	139.6
Share premium account	28	**170.0**	163.7	**170.0**	163.7
Revaluation reserve	28	**2.6**	2.6	**0.5**	0.5
Merger reserve	28	**234.8**	234.8	**180.5**	180.5
Profit and loss account	28	**315.4**	299.9	**747.1**	76.0
Shareholders' equity	29	**862.6**	840.6	**1,237.9**	560.3
Minority equity interests		**11.8**	11.9		
Capital employed		**874.4**	852.5	**1,237.9**	560.3

Comparative figures for 2002 have been restated on the adoption of FRS17 – Retirement Benefits.

The accounts on pages 13 to 39 were approved by the Board of Directors on 24 September 2003 and were signed on its behalf by:

KEITH ORRELL-JONES
CHAIRMAN

ALAN M THOMSON
FINANCIAL DIRECTOR

CASH-FLOW STATEMENT

	Note	Year ended 31 July 2003 £m	Year ended 31 July 2002 (restated) £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		**379.7**	333.7
Exceptional items			43.7
Operating profit before exceptional items		**379.7**	377.4
Goodwill amortisation and impairment		**44.1**	50.7
Depreciation		**88.9**	91.5
Retirement benefits		**(4.6)**	29.0
Decrease/(increase) in stocks		**(1.6)**	18.7
Decrease/(increase) in debtors		**(55.8)**	48.5
(Decrease)/increase in creditors		**15.8**	(32.8)
Net cash inflow from normal operating activities		**466.5**	583.0
Exceptional restructuring expenditure		**(22.8)**	(59.2)
Net cash inflow from operating activities		**443.7**	523.8

Cash-flow statement

	Note	Year ended 31 July 2003 £m	Year ended 31 July 2002 (restated) £m
Net cash inflow from operating activities		**443.7**	523.8
Returns on investments and servicing of finance	22c	**(26.1)**	(56.5)
Tax paid		**(60.8)**	(52.8)
Capital expenditure	14	**(86.3)**	(100.0)
		270.5	314.5
Acquisitions and disposals	25 & 26	**(92.0)**	180.9
Equity dividends paid		**(142.5)**	(139.1)
Management of liquid resources	21	**2.3**	0.1
Financing	21	**(68.7)**	(124.3)
(Decrease)/increase in cash		**(30.4)**	232.1
Reconciliation to net debt			
Net debt at 1 August		**(725.2)**	(1,119.8)
(Decrease)/increase in cash		**(30.4)**	232.1
Reduction in short-term deposits	21	**(2.3)**	(0.1)
Decrease in other borrowings	21	**73.4**	139.8
Loan note repayments	21	**1.2**	2.0
Term debt acquired with acquisitions		**(13.1)**	
Exchange variation		**(18.7)**	20.8
Net debt at 31 July	21	**(715.1)**	(725.2)

The cash-flow statement for 2002 has been restated following the adoption of FRS17 – Retirement Benefits.

Notes on pages 16 to 39 form part of these accounts.

ACCOUNTING POLICIES

ACCOUNTING CONVENTION
The accounts have been prepared in accordance with the Companies Act 1985, as amended and with all applicable financial reporting and accounting standards under the historical cost convention modified to include the revaluation of certain properties. FRS17 – Retirement Benefits has been adopted during the year to 31 July 2003.

BASIS OF CONSOLIDATION
The consolidated financial statements include those of the parent company and its subsidiary undertakings.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Up to 1 August 1998, goodwill arising on consolidation was set against reserves in the year of acquisition. Goodwill impairment on prospective disposals is recognised through the profit and loss account.

Goodwill arising from acquisitions after 1 August 1998 is capitalised at cost, and amortised on a straight-line basis over an estimated useful economic life of up to 20 years.

TURNOVER
Turnover represents the invoiced amount of goods sold and services provided during the year, after the deduction of trade discounts and sales related taxes, and the value of work undertaken during the year on long-term contracts.

RESEARCH AND DEVELOPMENT
Expenditure, other than that recoverable from third parties, is written off in the year in which it is incurred.

FIXED ASSETS
Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%, Short leasehold property – over the period of the lease, Plant, machinery, etc. – 10% to 20%, Motor vehicles – 25%, Tools and other equipment – 10% to 33%.

Fixed assets held under finance leases are capitalised and depreciated in accordance with the company's depreciation policy. The capital element of future lease payments is included in creditors.

Payments made under operating leases are charged to the profit and loss account as incurred over the term of the lease.

FREEHOLD PROPERTIES
These financial statements include certain properties at 1974 valuation, less depreciation on the enhanced values calculated in accordance with the policy set out above. The directors have decided to invoke the transitional provisions of FRS15 – Tangible Fixed Assets, and do not intend to revalue these properties every year.

LEASED PROPERTIES
Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

STOCKS
Stocks and work in progress are valued at cost, including related production overheads, reduced to estimated net realisable value where appropriate. Profit is taken on long-term contracts by reference to the work completed. Provision for losses is made as soon as they are recognised.

FINANCIAL INSTRUMENTS
Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Discounts, premia and related costs of issue are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

The company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates and foreign exchange rates.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument.

Foreign currency assets and liabilities covered by forward contracts are translated at the contract rates of exchange. Other assets and liabilities in foreign currencies are translated at closing rates.

FOREIGN CURRENCIES
The profit and loss accounts of overseas subsidiaries are translated into sterling at average rates of exchange for the year.

Exchange adjustments arising from the retranslation of opening net assets in overseas subsidiaries and their results for the year at closing rates, and the translation of foreign currency borrowings to match overseas investments, are taken to the statement of total recognised gains and losses. All other exchange gains and losses are taken to the profit and loss account.

TAXATION
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as disclosed in the financial statements, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

POST-RETIREMENT BENEFITS
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at year-end AA corporate bond interest rates.

Amounts charged in respect of defined contribution schemes are the contributions payable in the year.

NOTES TO THE ACCOUNTS

1 ANALYSES OF TURNOVER, PROFIT AND ASSETS (ORDINARY ACTIVITIES)

	Turnover		Profit		Assets	
	2003 £m	2002 £m	2003 £m	(restated) 2002 £m	2003 £m	(restated) 2002 £m
Market						
Aerospace	**998.2**	1,078.8	**105.5**	139.3	**589.5**	564.7
Detection	**273.3**	119.4	**70.6**	28.8	**311.7**	44.6
Medical	**486.1**	479.9	**87.9**	93.2	**386.4**	361.3
Specialty Engineering:	**871.6**	910.3	**107.9**	102.8	**453.5**	536.6
John Crane	**445.1**	451.5	**58.1**	53.2	**171.0**	255.0
Industrial	**298.8**	321.3	**44.5**	48.4	**233.7**	235.1
Marine/Tubular Systems	**127.7**	137.5	**5.3**	1.2	**48.8**	46.5
	2,629.2	2,588.4	**371.9**	364.1	**1,741.1**	1,507.2
Discontinued businesses	**426.9**	635.1	**51.9**	64.0	**145.0**	187.3
	3,056.1	3,223.5	**423.8**	428.1	**1,886.1**	1,694.5
Goodwill amortisation			**(44.1)**	(50.7)		
Exceptional items			**(122.5)**	(68.0)		
Net interest/net borrowings			**(37.6)**	(57.5)	**(715.1)**	(725.2)
Retirement benefits – net finance (costs)/income			**(2.2)**	25.5		
– net liabilities					**(308.4)**	(128.7)
Profit before tax/net assets			**217.4**	277.4	**862.6**	840.6
Geographical origin						
United Kingdom	**762.3**	760.7	**52.6**	66.5	**527.9**	500.6
North America	**1,513.3**	1,623.6	**241.4**	252.1	**847.8**	902.6
Europe	**399.6**	278.0	**58.0**	25.3	**322.9**	60.8
Other overseas	**165.1**	137.2	**19.9**	20.2	**42.5**	43.2
Inter-company	**(211.1)**	(211.1)				
	2,629.2	2,588.4	**371.9**	364.1	**1,741.1**	1,507.2

The segmental analysis has been redefined to show the market breakdown in accordance with the company's new divisional structure. Exceptionally for this year only, the components of the Specialty Engineering Division have been separately identified to facilitate comparison with the divisional structure previously adopted. The segmental analysis has also been redefined to show North America as a separate segment due to acquisition and restructuring activities resulting in the company having more closely-linked operations in the United States, Canada and Mexico.

The analyses of 2002 profits and assets employed have been restated following the adoption of FRS17 – Retirement Benefits.

Operating profit from continuing activities after exceptional items amounted to £339.5m (2002 £281.6m) after charging goodwill amortisation of £32.4m (2002 £38.8m) and exceptional items of £nil (2002 £43.7m).

The contribution from discontinued businesses (predominantly Polymer Sealing Solutions) comprised turnover of £426.9m (2002 £635.1m) and operating profit of £40.2m (2002 £52.1m) after charging goodwill amortisation of £11.7m (2002 £11.9m).

1 ANALYSES OF TURNOVER, PROFIT AND ASSETS (ORDINARY ACTIVITIES) CONTINUED

The above segmental analyses include the following contributions from acquisitions made during the year:

	Turnover £m	Profit £m
Market		
Detection	**123.2**	**25.5**
Specialty Engineering	**0.4**	
	123.6	**25.5**
Geographical origin		
United Kingdom	**2.2**	
North America	**25.9**	**1.6**
Europe	**77.2**	**22.6**
Other overseas	**18.3**	**1.3**
	123.6	**25.5**

Goodwill amortisation of £44.1m comprised:

	Continuing activities £m	Acquisitions £m	Discontinued businesses £m	2003 Total £m	2002 Total £m
Aerospace	13.2			**13.2**	13.0
Detection	1.6	7.8		**9.4**	2.0
Medical	3.9			**3.9**	3.8
Specialty Engineering	5.9		11.7	**17.6**	31.9
	24.6	7.8	11.7	**44.1**	50.7

The Specialty Engineering 2002 goodwill amortisation charge of £31.9m included £12m relating to an impairment write-down in respect of Radio Waves, Inc., acquired in December 2000.

2 ANALYSIS OF TURNOVER BY DESTINATION (ORDINARY ACTIVITIES)

	2003 £m	2002 £m
United Kingdom	**319.5**	377.1
North America	**1,497.0**	1,505.4
Europe	**477.3**	405.4
Japan	**95.0**	91.4
Other overseas	**240.4**	209.1
	2,629.2	2,588.4
Discontinued businesses	**426.9**	635.1
	3,056.1	3,223.5

3 ANALYSIS OF COSTS

	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	2003 Total £m	2002 Total (restated) £m
Cost of sales					
Continuing operations	1,497.9			**1,497.9**	1,583.3
Acquisitions	70.5			**70.5**	
	1,568.4			**1,568.4**	1,583.3
Discontinued businesses		247.1		**247.1**	388.9
	1,568.4	247.1		**1,815.5**	1,972.2
Sales and distribution costs					
Continuing operations	275.6			**275.6**	291.8
Acquisitions	10.5			**10.5**	
	286.1			**286.1**	291.8
Discontinued businesses		51.1		**51.1**	66.3
	286.1	51.1		**337.2**	358.1
Administrative expenses					
Continuing operations	385.7		24.6	**410.3**	388.0
Acquisitions	17.1		7.8	**24.9**	
	402.8		32.4	**435.2**	388.0
Discontinued businesses		76.8	11.7	**88.5**	127.8
	402.8	76.8	44.1	**523.7**	515.8

Cost of sales and other costs for 2002 have been restated to reflect additional pensions charges arising from the adoption of FRS17 – Retirement Benefits.

4 OPERATING PROFIT IS AFTER CHARGING

	2003 £m	2002 £m
Goodwill amortisation and impairment	**44.1**	50.7
Depreciation of fixed assets	**88.9**	91.5
Research and development expenditure	**129.7**	116.5
Operating leases – land and buildings	**21.6**	30.1
– other	**8.6**	14.5
Amounts paid to PricewaterhouseCoopers:		
Audit fees – parent	**0.1**	0.1
– other	**3.8**	3.7
Other assurance services – due diligence		0.3
– vendor assistance	**0.7**	
– other	**0.1**	0.2
Taxation – compliance services	**0.2**	0.1
– advisory services	**0.2**	0.4
Other fees		0.3

In addition to the above fees, £0.4m (2002 £0.1m) was capitalised within goodwill.

5 EXCEPTIONAL ITEMS

a) Operating

In 2002 the company incurred £43.7m of exceptional costs charged against operating profit arising from the ongoing restructuring of its operations – mainly in relation to Aerospace. No such charges were incurred in 2003.

b) Profit/(loss) on disposal of businesses

	Air Movement £m	Other disposals £m	2003 Total disposals £m	2002 £m
Surplus of consideration over net assets, fees and expenses	74.0	15.0	**89.0**	124.9
Goodwill set against reserves	(66.8)	(7.7)	**(74.5)**	(149.2)
	7.2	7.3	**14.5**	(24.3)

Details of the disposals are set out in note 26.

c) Write-down of goodwill on anticipated future disposals

In connection with the anticipated disposal of the Polymer business, the company has written off £137m of goodwill previously set against reserves.

6 NET INTEREST PAYABLE

	2003 £m	2002 £m
Interest receivable	**3.3**	5.8
Other financing gains	**7.5**	4.0
Interest payable:		
Bank loans and overdrafts repayable within five years	**(14.1)**	(31.8)
Other loans repayable within five years	**(12.7)**	(17.2)
Other loans repayable in more than five years	**(21.5)**	(18.2)
Finance leases	**(0.1)**	(0.1)
	(37.6)	(57.5)
Other finance (costs)/income: retirement benefits		
Expected return on pension scheme assets	**152.7**	176.2
Interest on retirement benefit liabilities	**(154.9)**	(150.7)
	(2.2)	25.5

Interest is allocated to discontinued businesses on the basis of net proceeds receivable.

7 PROFIT ATTRIBUTABLE TO THE PARENT COMPANY

Profits for the financial year of £854.2m (2002 £155.7m) were recorded in the accounts of Smiths Group plc. The directors have taken advantage of the exemption afforded by Section 230 of the Companies Act 1985 not to present a separate profit and loss account for the parent company.

8 TAXATION

	2003 £m	2002 (restated) £m
Taxation on the profit for the year		
UK corporation tax at 30% (2002 30%)	**27.8**	62.8
Double taxation relief	**(13.8)**	(7.7)
	14.0	55.1
Overseas taxation	**76.4**	61.0
	90.4	116.1
Tax relief on exceptional items – restructuring charges (note 5)		(16.1)
Current taxation	**90.4**	100.0
Deferred taxation		
On ordinary and discontinued activities	**9.4**	(9.0)
On exceptional items	**5.3**	
	14.7	(9.0)
Tax charge for the year	**105.1**	91.0

The deferred tax charge for the year arises from the origination and reversal of timing differences.

	2003 £m	2002 (restated) £m
Tax reconciliation		
Profit before taxation	**217.4**	277.4
Effective taxation at 30%	**65.2**	83.2
Effect of higher overseas rates of tax	**9.9**	9.8
Effect of reversal of timing differences	**(14.7)**	9.0
Global tax incentives	**(11.8)**	(5.8)
Tax relief on employee share schemes	**(0.3)**	(0.6)
Tax effect of exceptional charges	**42.1**	4.4
Current tax charge for the year	**90.4**	100.0

9 DIVIDENDS

	2003 £m	2002 £m
Ordinary interim paid 8.75p per share (2002 8.75p)	**48.9**	48.6
Ordinary final proposed 17.25p per share (2002 16.75p)	**96.5**	93.6
	145.4	142.2

10 EARNINGS PER SHARE

	2003	2002
Separate figures are given for earnings per share related to the weighted average number of shares in issue:		
Basic	**558,610,819**	556,496,716
Effect of dilutive share options	**838,286**	1,267,591
Diluted	**559,449,105**	557,764,307

11 POST-RETIREMENT BENEFITS

Smiths operates a number of pension schemes throughout the world. The principal schemes are in the United Kingdom and in the United States and are of the defined benefit type, with assets held in separate trustee-administered funds. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The group accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with FRS17 – Retirement Benefits.

The most recent actuarial valuations of the two principal UK schemes were performed using the Projected Unit Method as at 31 March 2003 and 5 April 2003. The most recent valuations of the principal US pension and post-retirement healthcare plans were performed at 1 August 2002. These valuations have been updated by independent qualified actuaries for the purposes of FRS17 in order to assess the liabilities of the schemes as at 31 July 2003. Scheme assets are stated at their market values at 31 July 2003.

Contributions to these schemes are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' working lives.

The pension costs of other schemes operated by the group were assessed in accordance with local practice. The group provides a defined contributions (401K) plan for its US employees.

The disclosures relate to all defined benefit retirement plans in the United Kingdom and the United States. Defined benefit plans in other territories, most of which are unfunded, have net pension liabilities of £27.4m (2002 £18.3m). No additional disclosure is given in respect of these plans on grounds of their immateriality. The principal assumptions used in updating the valuations are set out below.

	2003		2002		2001	
	UK	US	UK	US	UK	US
Rate of increase in salaries	**4.2%**	**4.0%**	3.9%	4.2%	4.0%	4.5%
Rate of increase in pensions	**2.8%**	**n/a**	2.5%	n/a	2.5%	n/a
Discount rate	**5.5%**	**6.5%**	6.0%	7.0%	6.0%	7.25%
Inflation rate	**2.7%**	**3.0%**	2.4%	3.3%	2.5%	3.5%
Healthcare cost increases	**5.0%**	*	5.0%	**	4.5%	***

*10% p.a. reducing 1% p.a. to 5% p.a. in 2009.
**10% p.a. reducing 1% p.a. to 5% p.a. in 2008.
***10% p.a. reducing 1% p.a. to 5% p.a. in 2007.

The assets in the schemes and the expected rates of return as at 31 July were:

	2003				2002				2001			
	UK schemes		US schemes		UK schemes		US schemes		UK schemes		US schemes	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	**8.25%**	**1,026.0**	**9.0%**	**183.9**	8.25%	827.9	9.0%	158.1	8.0%	1,012.0	9.0%	160.0
Government bonds	**4.8%**	**622.2**	**5.5%**	**46.7**	4.9%	810.2	5.5%	38.7	5.2%	738.0	5.5%	150.0
Corporate bonds	**5.5%**	**340.6**	**6.5%**	**55.5**	6.0%	251.1	7.0%	54.6	6.0%	371.0	7.3%	23.0
Property	**7.25%**	**115.9**	**n/a**	**n/a**	7.25%	115.8	n/a	n/a	7.0%	118.0	n/a	n/a
Other	**3.5%**	**69.1**	**3.0%**	**8.1**	4.9%	78.2	3.5%	10.1	5.0%	81.0	3.5%	6.0
Total market value		**2,173.8**		**294.2**		2,083.2		261.5		2,320.0		339.0
Present value of funded pension scheme liabilities		**(2,392.7)**		**(383.5)**		(2,075.4)		(354.9)		(1,990.0)		(350.0)
Surplus/(deficit)		**(218.9)**		**(89.3)**		7.8		(93.4)		330.0		(11.0)
Unfunded pension plans		**(26.8)**		**(4.7)**		(19.7)		(4.5)		(17.0)		(5.0)
Post-retirement healthcare		**(20.4)**		**(93.1)**		(15.5)		(78.7)		(15.0)		(70.0)
		(266.1)		**(187.1)**		(27.4)		(176.6)		298.0		(86.0)
Related deferred tax asset/(liability)		**73.7**		**71.1**		8.2		67.1		(89.0)		33.0
Net pension asset/(liability)		**(192.4)**		**(116.0)**		(19.2)		(109.5)		209.0		(53.0)

At 31 July 2003, the net UK pension liability of £192.4m represented, net of related deferred tax, individual plan surpluses of £25.3m (2002 £84.7m) and deficits of £178.5m (2002 £79.3m) in funded pension plans and unfunded pension/post-retirement healthcare balances of £39.2m (2002 £24.6m). All US plans were in deficit at 31 July 2002 and 31 July 2003.

11 POST-RETIREMENT BENEFITS CONTINUED

The effect of retirement benefits calculated in accordance with FRS17 is included in the financial statements as follows:

Profit and Loss Account

	2003			2002		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Amounts charged to operating profit						
Current service cost	**31.3**	**12.7**	**2.1**	34.2	12.4	2.1
Past service cost	**1.3**		**0.2**		0.8	0.1
Total operating charge	**32.6**	**12.7**	**2.3**	34.2	13.2	2.2
Exceptional items						
Curtailment gains	**(1.5)**					
Amounts charged/(credited) to other finance costs/(income)						
Expected return on pension scheme assets	**(132.7)**	**(20.0)**		(152.3)	(23.9)	
Interest on pension scheme liabilities	**122.6**	**24.5**	**7.8**	118.0	25.2	7.5
Net return	**(10.1)**	**4.5**	**7.8**	(34.3)	1.3	7.5
Total charged to profit and loss account	**21.0**	**17.2**	**10.1**	(0.1)	14.5	9.7
Amounts recognised in Statement of Total Recognised Gains and Losses (STRGL)						
Actual return less expected return on pension scheme assets – £m	**3.6**	**8.4**		(307.1)	(61.6)	
As % of scheme assets	***0%***	***3%***		*(15)%*	*(22)%*	
Experience gains/(losses) arising on the scheme liabilities – £m	**29.6**	**3.9**	**(6.8)**	54.6	1.6	(9.1)
As % of present value of scheme liabilities	***1%***	***1%***	***(5)%***	*3%*	*0%*	*(8)%*
Changes in assumptions underlying the present value of the scheme liabilities	**(256.0)**	**(22.8)**	**(18.5)**	(82.3)	(16.3)	(6.8)
Actuarial gains/(losses) recognised in the STRGL – £m	**(222.8)**	**(10.5)**	**(25.3)**	(334.8)	(76.3)	(15.9)
As % of present value of scheme liabilities	**(9)%**	**(3)%**	**(17)%**	(16)%	(22)%	(13)%

Movement in surplus/(deficit) during the year

	2003			2002		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Surplus/(deficit) at beginning of year	**7.8**	**(93.4)**	**(118.4)**	329.3	(10.7)	(106.1)
Current service cost	**(31.3)**	**(12.7)**	**(2.1)**	(34.2)	(12.4)	(2.1)
Employer contributions	**17.1**	**29.0**	**6.1**	13.2	0.9	6.0
Past service costs	**(1.3)**		**(0.2)**		(0.8)	(0.1)
Curtailments	**1.5**					
Other finance (costs)/income	**10.1**	**(4.5)**	**(7.8)**	34.3	(1.3)	(7.5)
Actuarial gain/(loss) recognised in STRGL	**(222.8)**	**(10.5)**	**(25.3)**	(334.8)	(76.3)	(15.9)
Exchange		**2.8**	**2.7**		7.2	7.3
Surplus/(deficit) at end of year	**(218.9)**	**(89.3)**	**(145.0)**	7.8	(93.4)	(118.4)

11 POST-RETIREMENT BENEFITS CONTINUED

Cash contributions

The company contributions to the funded defined benefit pension plans for 2003 totalled £46.1m (2002 £14.1m). For 2004 the company has presently agreed to contribute the current service cost plus £12m to its UK plans. In the United States no contributions for 2004 have presently been determined. The actual contributions will depend upon investment conditions and are likely to be in the range £20-30m.

Comparative information

Comparative figures for 2002 have been restated on the adoption of FRS17 with the following effects:

	£m
Decrease in operating profit	(34.2)
Other finance income – retirement benefits	25.5
Decrease in taxation	2.5
Decrease in profit after taxation	(6.2)
Decrease in net assets	(157.6)

For 2003, if the company had continued to apply SSAP24, based on the last full actuarial valuations of the principal schemes referred to above, the charge to operating profit and profit before tax would have been £28.8m (£18.8m and £21.0m lower than the equivalent charge under FRS17).

12 EMPLOYEES

	2003 £m	2002 £m
Staff costs during the year		
Wages and salaries	**828.7**	860.8
Social Security	**93.1**	94.0
Company pension costs (including defined contribution schemes)	**53.3**	57.7
	975.1	1,012.5

The average number of persons employed was:

	2003	2002
Aerospace	**8,951**	9,607
Detection	**1,312**	612
Medical	**4,914**	4,709
Specialty Engineering	**16,233**	17,579
	31,410	32,507

Details of directors' remuneration are given on pages 5 to 11.

13 INTANGIBLE FIXED ASSETS

	£m
Goodwill	
Cost	
At 1 August 2002	743.1
Acquired during the year	228.4
Adjustments to prior year acquisitions	0.6
Exchange adjustments	7.1
At 31 July 2003	**979.2**
Amortisation	
At 1 August 2002	104.8
Charge for the year	44.1
Exchange adjustments	0.1
At 31 July 2003	**149.0**
Net book value at 31 July 2003	**830.2**
Net book value at 1 August 2002	638.3

14 TANGIBLE FIXED ASSETS

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Consolidated				
Cost or valuation				
At 1 August 2002	295.8	661.6	431.0	1,388.4
Exchange adjustments	1.2	3.9	1.2	6.3
Additions	6.2	46.1	41.9	94.2
Acquisitions	15.7	1.4	14.5	31.6
Disposals	(8.7)	(21.7)	(24.1)	(54.5)
Business disposals	(10.9)	(27.4)	(25.7)	(64.0)
At 31 July 2003	299.3	663.9	438.8	1,402.0
Depreciation				
At 1 August 2002	87.7	427.1	309.7	824.5
Exchange adjustments	0.5	3.1	0.9	4.5
Charge for the year	8.4	42.0	38.5	88.9
Acquisitions	1.2	0.6	10.5	12.3
Disposals	(2.3)	(22.1)	(22.6)	(47.0)
Business disposals	(1.1)	(19.4)	(18.3)	(38.8)
At 31 July 2003	94.4	431.3	318.7	844.4
Net book value at 31 July 2003	**204.9**	**232.6**	**120.1**	**557.6**
Net book value at 1 August 2002	208.1	234.5	121.3	563.9
Company				
Cost or valuation				
At 1 August 2002	26.9	16.5	76.4	119.8
Additions	0.3	6.1	10.1	16.5
Transfers		46.6	18.0	64.6
Disposals	(3.5)	(3.2)	(3.5)	(10.2)
At 31 July 2003	23.7	66.0	101.0	190.7
Depreciation				
At 1 August 2002	3.4	12.3	61.9	77.6
Transfers		28.9	15.4	44.3
Charge for the year	0.4	3.4	6.5	10.3
Disposals	(0.3)	(2.2)	(3.0)	(5.5)
At 31 July 2003	3.5	42.4	80.8	126.7
Net book value at 31 July 2003	**20.2**	**23.6**	**20.2**	**64.0**
Net book value at 1 August 2002	23.5	4.2	14.5	42.2

The book values of assets under finance leases included in plant and machinery were:

	Cost £m	Depreciation £m	Net book value £m
2003	**5.1**	**(4.5)**	**0.6**
2002	9.0	(7.8)	1.2

14 TANGIBLE FIXED ASSETS CONTINUED

	Consolidated 2003 £m	Consolidated 2002 £m	Company 2003 £m	Company 2002 £m
Land and buildings				
Cost	**292.9**	289.4	**23.2**	26.4
Valuation 1974	**6.4**	6.4	**0.5**	0.5
	299.3	295.8	**23.7**	26.9
Freehold	**274.1**	269.9	**23.2**	26.7
Long leasehold	**3.2**	6.8	**0.5**	0.2
Short leasehold	**22.0**	19.1		
	299.3	295.8	**23.7**	26.9

If land and buildings had not been revalued they would have been included at the following amounts:

	Consolidated 2003 £m	Consolidated 2002 £m	Company 2003 £m	Company 2002 £m
Cost	**295.9**	292.4	**23.2**	26.4
Aggregate depreciation	**93.6**	86.9	**0.5**	3.4

The company's properties were revalued on the basis of open market valuation in 1974, and that valuation was incorporated into the financial statements. These values have been retained under the transitional provisions of FRS15, but the directors do not intend to adopt a policy of annual revaluations in the future. A quinquennial external revaluation of the company's properties was carried out as at 31 July 1999 which disclosed a surplus of £17.5m over 31 July 2003 book values.

	2003 £m	2002 £m
Capital expenditure – cash-flow		
Purchase of tangible fixed assets	**94.2**	110.2
Less: proceeds of disposals	**(7.9)**	(10.2)
	86.3	100.0

15 CAPITAL COMMITMENTS

	2003 £m	2002 £m
Estimated commitments not included in the accounts		
Company	**3.7**	1.6
Subsidiaries	**8.8**	11.8
	12.5	13.4

16 INVESTMENTS AND ADVANCES

	Consolidated 2003 £m	Consolidated 2002 £m	Company 2003 £m	Company 2002 £m
At cost less amounts written off				
Subsidiary companies			**2,104.1**	1,150.5
Unlisted investments				
TI Automotive Limited preference shares	**325.0**	325.0		325.0
Other trade investments	**2.8**	3.6		
Own shares	**5.4**	8.0		
	333.2	336.6	**2,104.1**	1,475.5
Investments in subsidiaries				
Shares at cost			**2,320.0**	825.3
Due from subsidiaries			**1,039.2**	1,194.6
			3,359.2	2,019.9
Due to subsidiaries			**(1,255.1)**	(869.4)
			2,104.1	1,150.5

TI Automotive Limited preference shares arose from the demerger of the former Automotive Systems division from the group, and are held at cost. They carry a fixed cumulative preference dividend at the rate of 15% p.a. One third of the dividend is payable on 25 July each year, subject to certain financial conditions having been met. To date, these conditions have not been met, and no dividends have been paid. The preference shares are redeemable, together with unpaid dividends, following full repayment of the outstanding liabilities of TI Automotive Limited under its bank facilities. During the year, TI Automotive successfully renegotiated the terms of its bank syndicate facility. No dividend accrual has been recognised as at 31 July 2003.

The company also holds 19.99% of the issued ordinary share capital of TI Automotive Limited. The shares confer 19.99% of the voting rights attaching to ordinary shares, and additionally confer the right to appoint the Chairman and to benefit from compulsory transfer provisions which oblige the other shareholders to sell their shares to a purchaser making an offer accepted by Smiths subject to certain conditions. The ordinary shares are recorded at nil value in these accounts.

The company's principal subsidiaries and their countries of incorporation are:

England
Smiths Aerospace Limited*
Aerostructures Hamble Limited
Graseby Medical Limited
Portex Limited*
John Crane UK Limited
Smiths Detection – Watford Ltd

Europe
Smiths Medical Deutschland GmbH (Germany)
Hypertac SA (France)
Hypertac GmbH (Germany)
Heimann Systems GmbH (Germany)

Japan
Smiths Medical Japan Limited (62%)

United States
Smiths Group North America, Inc.
Smiths Aerospace, Inc.
Smiths Detection – Warren, Inc.
Tri Industries, Inc.
John Crane, Inc.
Portex, Inc.
Deltec, Inc.
BCI, Inc.
Level 1, Inc.
Flexible Technologies, Inc.
Tutco, Inc.
Hypertronics Corporation
PolyPhaser Corporation
Sabritec, Inc.
Transtector Systems, Inc.

Those subsidiary companies marked * are 100% owned by the company direct, together with the 62% shareholding in Smiths Medical Japan Limited. The others are 100% owned through intermediate holding companies. Shareholdings are of ordinary shares or common stock. All subsidiaries operate in their country of incorporation.

17 STOCKS

	Consolidated 2003 £m	Consolidated 2002 £m	Company 2003 £m	Company 2002 £m
Stocks comprise				
Raw materials and consumables	**142.3**	133.4	**5.7**	2.5
Work in progress	**142.9**	149.2	**45.8**	32.2
Finished goods	**244.9**	216.9	**20.4**	16.8
	530.1	499.5	**71.9**	51.5
Less: payments on account	**(40.6)**	(25.0)	**(9.6)**	(8.8)
	489.5	474.5	**62.3**	42.7

18 DEBTORS

	Consolidated 2003 £m	Consolidated 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due within one year				
Trade debtors	**533.7**	486.5	**72.7**	46.4
Amounts recoverable on contracts	**61.6**	52.9	**13.0**	8.7
Amounts owed by subsidiaries			**6.0**	5.7
Other debtors	**23.2**	28.3	**9.3**	13.4
Prepayments and accrued income	**44.1**	30.0	**12.1**	7.2
	662.6	597.7	**113.1**	81.4
Amounts falling due after more than one year				
Deferred taxation			**2.5**	
Other debtors	**10.8**	15.4		
	673.4	613.1	**115.6**	81.4

19 DEFERRED TAXATION

	Consolidated 2003 £m	Consolidated 2002 £m	Company 2003 £m	Company 2002 £m
Deferred taxation				
Accelerated tax depreciation on fixed assets and goodwill	**(60.8)**	(63.7)	**(11.5)**	(12.9)
Post-retirement benefits			**5.4**	3.5
Short-term and other timing differences	**47.2**	60.0	**8.6**	8.5
Net deferred tax (liability)/asset	**(13.6)**	(3.7)	**2.5**	(0.9)
Movements during the year				
At 1 August	**(6.2)**	(27.7)	**(15.9)**	1.2
FRS17 adjustment	**2.5**	6.8	**15.0**	11.8
	(3.7)	(20.9)	**(0.9)**	13.0
Exchange adjustments	**(0.8)**	(6.9)		
Acquisitions	**0.7**	3.5		
Disposals				
Charge for the year	**(13.0)**	4.0	**3.4**	(16.9)
Recognised on exchange gains and losses	**3.7**	4.5		
Other	**(0.5)**	12.1		3.0
At 31 July	**(13.6)**	(3.7)	**2.5**	(0.9)

20 CREDITORS

	Consolidated		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts falling due within one year				
Bank loans and overdrafts	**98.4**	45.2	**284.4**	350.9
Finance leases	**0.2**	1.5		
Short-term loans	**19.7**	117.0		
Total short-term indebtedness (note 21)	**118.3**	163.7	**284.4**	350.9
Trade creditors	**191.5**	196.0	**31.5**	17.8
Bills of exchange payable	**2.7**	3.3		
Amounts owed to subsidiaries			**7.6**	4.2
Other creditors	**25.1**	39.4	**3.5**	3.0
Proposed dividend	**96.5**	93.6	**96.5**	93.6
Corporate taxation	**145.8**	119.0	**64.4**	77.3
Other taxation and social security costs	**37.4**	31.6	**10.9**	11.1
Accruals and deferred income	**295.4**	265.4	**81.3**	78.1
	912.7	912.0	**580.1**	636.0
Amounts falling due after more than one year				
Term loans	**678.5**	670.8	**511.5**	497.8
Finance leases	**0.3**	0.2		
Total long-term indebtedness (note 21)	**678.8**	671.0	**511.5**	497.8
Other creditors	**75.6**	57.9	**46.9**	22.9
	754.4	728.9	**558.4**	520.7

21 BORROWINGS AND NET DEBT

The company funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. This is lent through to the relevant subsidiary on inter-company loans at commercial arm's length terms. Smiths' strong cash generation in the businesses is tax-efficiently remitted to the United Kingdom to repay central borrowings. Local working capital needs and capital expenditure requirements are typically funded by local bank facilities, which are not guaranteed by the parent company.

The company seeks to manage its borrowings and business risks to maintain its current credit ratings. Borrowings for periods more than 364 days require Board approval. The company seeks to maintain a spread of maturity profiles on its debt and no more than 30% of the company's net debt will be held on borrowings due within one year, without firm plans for refinancing or repayment. The analysis of net debt, after taking into account interest rate swaps, is as follows:

	Fixed borrowings				
	Weighted average				
As at 31 July 2003	Interest rate	Years fixed	Amount £m	Floating borrowings £m	Total 2003 £m
Currencies					
Sterling	**7.15%**	**12**	**157.8**	**170.2**	**328.0**
US Dollar	**5.98%**	**8**	**75.0**	**129.3**	**204.3**
Euro	**4.03%**	**2**	**164.7**	**85.4**	**250.1**
Japanese Yen	**2.30%**	**1**	**7.7**	**0.3**	**8.0**
Other			**0.1**	**6.6**	**6.7**
			405.3	**391.8**	**797.1**
Cash and deposits					**(82.0)**
Net debt					**715.1**
Maturity					
On demand/under one year			**27.8**	**90.5**	**118.3**
One to two years			**154.1**	**58.7**	**212.8**
Two to five years			**1.6**		**1.6**
Over five years			**221.8**	**242.6**	**464.4**
			405.3	**391.8**	**797.1**

21 BORROWINGS AND NET DEBT CONTINUED

As at 31 July 2002	Fixed borrowings: Weighted average Interest rate	Years fixed	Amount £m	Floating borrowings £m	Total 2002 £m
Currencies					
Sterling	7.19%	13	161.9	167.0	328.9
US Dollar	8.27%	1	43.6	196.8	240.4
Euro	4.45%	2	136.8	77.0	213.8
Japanese Yen	2.30%	1	8.0	32.4	40.4
Other	10.07%	1	0.7	10.5	11.2
			351.0	483.7	834.7
Cash and deposits					(109.5)
Net debt					725.2
Maturity					
On demand/under one year			46.7	117.0	163.7
One to two years			17.3	165.7	183.0
Two to five years			139.0	52.5	191.5
Over five years			148.0	148.5	296.5
			351.0	483.7	834.7

Borrowing facilities

The current net debt level of £715.1m represents 2.6 times free cash-flow, and EBITDA interest cover is more than 13 times – comfortably within the current credit rating parameter. The borrowings of all non-UK operations are in local currencies to provide a structural hedge against foreign currency movements on the overseas assets.

The medium-term borrowings principally comprise an unsecured nominal €300m 6.375% bond maturing in 2005 which is largely swapped to floating interest rates.

The long-term borrowings (greater than five years) of £464m (2002 £297m) relate to Smiths Group plc unsecured nominal £150m 7.875% bonds maturing in 2010 which are swapped to floating interest rates and to unsecured nominal £150m 7.25% bonds maturing in 2016 which remain fixed rate. In January 2003 the group raised US$250m in the US private placement market. The coupon on the 10 year Senior Notes was set at 5.45%, two-thirds of which was swapped to floating rate for the life of the instrument. Notes are guaranteed by Smiths Group plc.

To ensure better than adequate liquidity committed unused credit facilities of at least £100m are maintained at all times. At the year-end the company had the following unused committed borrowing facilities:

	2003 £m	2002 £m
Expiring within one year	**540.0**	65.0
Expiring between one and two years		337.0
	540.0	402.0

The company also has a number of uncommitted facilities and overdraft lines provided by its core relationship banking group.

21 BORROWINGS AND NET DEBT CONTINUED

	Cash and deposits £m	Borrowings Under one year £m	Borrowings Over one year £m	Net debt £m
Analysis of changes in net debt				
As at 1 August 2002	109.5	(163.7)	(671.0)	(725.2)
Net cash inflow/(outflow)	(32.3)	52.1	22.1	41.9
Other movements in cash/borrowings		(0.3)	(12.8)	(13.1)
Exchange variation	4.8	(6.4)	(17.1)	(18.7)
As at 31 July 2003	**82.0**	**(118.3)**	**(678.8)**	**(715.1)**

	2003 £m	2002 £m
Financing		
Reduction in term borrowings	**(74.6)**	(141.8)
Share issues	**5.9**	17.5
Total financing	**(68.7)**	(124.3)

Management of liquid resources defined as short-term deposits shown in the cash-flow statement comprises a reduction of £2.3m in deposits.

22 FINANCIAL INSTRUMENTS

a) Fair values of financial assets and liabilities

The company uses financial instruments to raise finance for its operations and manage the related financial risks. Acceptable derivative instruments for hedging are forward currency contracts, currency and interest rate swaps and options, spot and forward rate agreements, collars, caps, floors, cylinders and similar bank products. Counterparties for hedging are limited to our relationship banks with credit ratings of A- or better to avoid unnecessary credit risk. Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. The company's policy forbids trading or speculation in financial instruments. Where the underlying transaction being hedged disappears or is cancelled or does not arise, the related financial instrument must also be cancelled or otherwise negated as soon as possible.

Set out below is a year-end comparison of the book value and current fair value of the company's financial instruments by category. Fair values of interest rate swaps, currency swap and forward currency contracts are based on the market prices of comparable instruments at the balance sheet date. Where market prices are not available, the fair value has been calculated by discounting cash-flows at prevailing interest and exchange rates.

	2003 Book value £m	2003 Fair value £m	2002 Book value £m	2002 Fair value £m
Cash	**82.0**	**82.0**	109.5	109.5
Borrowings - short-term	**(118.3)**	**(118.6)**	(163.7)	(163.7)
- long-term	**(678.8)**	**(735.9)**	(671.0)	(715.3)
Net debt - book value/fair value	**(715.1)**	**(772.5)**	(725.2)	(769.5)
Derivative financial instruments - interest rate swaps	**(0.8)**	**11.9**	0.4	12.7
- currency rate swaps	**5.4**	**7.0**	8.8	8.7
- forward currency contracts		**6.4**		5.5
Preference shares (note 16)	**325.0**	**325.0**	325.0	325.0
Net financial liabilities - book value/fair value	**(385.5)**	**(422.2)**	(391.0)	(417.6)

The company's policy is to hedge all material contractually committed future sales using forward exchange contracts and currency options. The transactions to which the forward currency contracts relate are mainly expected to occur in 2004 and 2005. Currency rate swaps protect the group from transaction exposure in line with its policy as set out in note 22(e) and interest rate swaps are used to ensure that the group's debt is broadly evenly split between fixed and floating rate funds.

22 FINANCIAL INSTRUMENTS CONTINUED

b) Hedges

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2003 £m
Net gains/(losses) on hedges at 1 August 2002	26.9	(9.2)	6.2	**23.9**
Net gains/losses arising in previous years included in 2003 income	(9.1)	5.9	(2.4)	**(5.6)**
Net gains/(losses) not included in 2003 income arising before 1 August 2002	17.8	(3.3)	3.8	**18.3**
Change in market value of hedges not recognised in year	9.8	(0.9)		**8.9**
Gains and losses arising in 2003 that were not recognised in that year	4.8	(7.5)		**(2.7)**
At 31 July 2003	32.4	(11.7)	3.8	**24.5**
Of which:				
Expected to be included in 2004 income	17.7	(7.2)	0.3	**10.8**
Expected to be included in 2005 income or later	14.7	(4.5)	3.5	**13.7**

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2002 £m
Net gains/(losses) on hedges at 1 August 2001	21.7	(29.3)	9.1	1.5
Net gains/losses arising in previous years included in 2002 income	(6.0)	15.4	(2.9)	6.5
Net gains/(losses) not included in 2002 income arising before 1 August 2001	15.7	(13.9)	6.2	8.0
Change in market value of hedges not recognised in year	1.2	9.5		10.7
Gains and losses arising in 2002 that were not recognised in that year	10.0	(4.8)		5.2
At 31 July 2002	26.9	(9.2)	6.2	23.9
Of which:				
Expected to be included in 2003 income	9.1	(5.8)	1.4	4.7
Expected to be included in 2004 income or later	17.8	(3.4)	4.8	19.2

There were no deferred losses in either year. The unrecognised gains on hedges at 31 July 2003 largely relate to interest rate swap contracts that swap fixed rate debt obligations to floating rates. However, all the gains and losses on the hedging of foreign currency transactions are expected to be matched by losses and gains on the hedged transactions or positions. There are no material gains or losses on hedging instruments within the consolidated balance sheet.

c) Interest management

The net interest cash-flow is analysed below:

	2003 £m	2002 £m
Interest received	**3.2**	5.8
Financing gains	**20.4**	1.0
Interest paid	**(49.7)**	(63.3)
Net interest	**(26.1)**	(56.5)

Financing gains include £16.4m of exchange gains recognised in the Statement of Total Recognised Gains and Losses.

22 FINANCIAL INSTRUMENTS CONTINUED

d) Financial assets

	Preference shares (note 16)		Bank balances and cash		Short-term deposits	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Sterling	**325.0**	325.0	**3.0**	12.9	**17.9**	20.7
US Dollar			**9.0**	8.1		2.0
Canadian Dollar			**5.1**	28.9	**3.0**	0.2
Euro			**9.6**	10.7	**0.6**	1.2
Yen			**10.7**	7.3	**0.5**	
Other			**19.7**	14.4	**2.9**	3.1
	325.0	325.0	**57.1**	82.3	**24.9**	27.2
Weighted average interest rate on interest bearing balances			**2.10%**	2.18%	**3.10%**	4.15%

The company strives to minimise the level of surplus cash balances but where these arise, tight controls apply to ensure that they are securely placed with highly rated counterparties and are available for redeployment around the group at short notice.

The bank balances and cash comprise £28.4m in respect of short-term balances earning interest, £21.8m in respect of balances which are non-interest earning and £6.9m held as compensating credits against Yen term loans. Short-term deposits are invested for periods with maturity under one year.

e) Currency exposures

Transactions

All material cross-border trading contracts or forecast commitments are hedged at inception by appropriate derivative financial instruments, with the company's core banks as counterparties. The company takes competitive quotes on all major foreign exchange contracts through its central foreign exchange programme. For smaller deals, the company has centralised the entire group's foreign exchange dealings through an e-based foreign exchange trading system operated by a major bank.

The analysis below shows the net monetary assets and liabilities of the group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2003 Net foreign currency monetary assets/(liabilities)			
Functional currency of group companies	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling		**(4.1)**	**1.0**	**0.7**
US Dollar	**0.4**		**0.3**	**1.3**
Euro	**0.4**	**0.5**		**(0.5)**
Other	**0.4**	**6.6**	**1.6**	**3.3**
As at 31 July 2003	**1.2**	**3.0**	**2.9**	**4.8**

	2002 Net foreign currency monetary assets/(liabilities)			
Functional currency of group companies	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling		11.2	3.0	1.3
US Dollar	(0.1)		1.4	0.8
Euro	0.2	1.1		(0.4)
Other	0.7	8.6	(0.3)	1.4
As at 31 July 2002	0.8	20.9	4.1	3.1

Translation

The company protects its reserves from foreign currency fluctuations by ensuring that at least 75% of the total net overseas operational assets are offset, either by borrowings in the respective currency or by currency swaps. The company does not hedge the translation of its overseas profits, although does mitigate currency effects through foreign interest costs and by applying average exchange rates for the year.

Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

23 OPERATING LEASE COMMITMENTS

At 31 July 2003 the company had annual commitments under non-cancellable operating leases as follows:

	Land and buildings £m	Others £m
Expiring in less than one year	**3.0**	**3.0**
Expiring between one and five years	**11.0**	**7.4**
Expiring after five years	**11.1**	**0.1**
	25.1	**10.5**

24 PROVISIONS FOR LIABILITIES AND CHARGES

			Profit and loss account					
	At 1/8/02 (restated) £m	Exchange adjustments £m	Provisions £m	Releases £m	Acquisitions £m	Utilisation £m	Disposals £m	At 31/7/03 £m
Consolidated								
Service guarantees and product liability	34.7	0.5	28.2	(5.0)	11.9	(19.2)	(2.0)	**49.1**
Reorganisation	37.1	0.1		(1.9)		(20.9)	(0.4)	**14.0**
Property	20.0		5.8	(5.5)		(2.9)	(0.3)	**17.1**
Litigation	18.3	0.2	6.9	(2.6)	2.1	(2.7)		**22.2**
	110.1	0.8	40.9	(15.0)	14.0	(45.7)	(2.7)	**102.4**
Deferred taxation (note 19)	3.7							**13.6**
Total provisions for liabilities and charges	113.8							**116.0**
Company								
Service guarantees and product liability	7.0		4.0	(0.2)	5.5	(4.1)	(1.5)	**10.7**
Reorganisation	6.8				5.1	(9.8)		**2.1**
Property	6.1		5.2	(1.2)		(2.4)		**7.7**
Litigation	0.3		0.3	(0.3)				**0.3**
	20.2		9.5	(1.7)	10.6	(16.3)	(1.5)	**20.8**
Deferred taxation (note 19)	0.9							
	21.1							**20.8**

Service guarantees and product liability

Service guarantees and warranties over the company's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation

Significant parts of the company's operations, especially in Aerospace and Sealing Solutions, have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year. This year's residual balance relates mainly to Aerospace.

Property

As stated in the accounting policies on page 16, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the company's occupation, provision is made for estimated remedial costs pending action on the affected site. Provisions totalling £5.5m were released following a reassessment of certain future obligations.

Litigation

The company has on occasion been required to take legal action to protect its patents and other business intellectual property rights against infringement, and to similarly defend itself against proceedings brought by other parties. Provision is made for the expected fees and associated costs, based on professional advice as to the likely duration of each case. Provisions totalling £2.6m were released relating to litigation settled at less than the expected cost.

25 ACQUISITIONS

During the year under review the company acquired the businesses set out below. The fair values are provisional, and will be finalised in the 2004 accounts.

	Dates of acquisition	Consideration (including associated costs) £m	Goodwill £m	Net assets £m
Businesses acquired				
Heimann Systems GmbH	29/11/02	236.1	221.4	14.7
Other	various	7.2	7.0	0.2
		243.3	228.4	14.9

	Book value £m	Consistency of accounting policy £m	Fair value £m
Assets acquired			
Fixed assets	19.3		19.3
Stocks	28.1		28.1
Debtors	39.4		39.4
Creditors	(42.4)	(0.6)	(43.0)
Loans	(13.1)		(13.1)
Provisions	(12.3)	(1.7)	(14.0)
Taxation	(1.8)		(1.8)
Net assets acquired	17.2	(2.3)	14.9
Goodwill			228.4
Consideration – total			243.3
– deferred			(3.7)
– satisfied by cash			239.6

Fair values on acquisitions made in 2002 have now been finalised.

Goodwill arising on acquisitions made in 2003 is being amortised over its estimated useful economic life of 20 years.

In the 12 months to 31 December 2001, Heimann Systems earned post-tax profits of €15.2m, and in the 11 months prior to acquisition earned post-tax profits of €30.1m.

26 DISPOSALS

The principal disposal during the year was the Air Movement and Cable Management businesses, which were sold on 3 December 2002. The table below shows the details of the transaction.

	£m
Proceeds received	125.0
Net assets at date of sale	
Tangible fixed assets	22.7
Stocks	14.4
Debtors	21.4
Creditors	(15.4)
Tangible net assets	43.1
Costs and retained liabilities	
Transaction costs	5.1
Provision for retained liabilities	4.1
Pension curtailment benefit	(1.3)
	7.9
Surplus of proceeds over net assets, costs and expenses	74.0
Goodwill previously set against reserves	(66.8)
Profit on sale	7.2

	Air Movement and Cable Management £m	Other £m	Total £m
Air Movement and other disposals – profit on disposal			
Proceeds less costs and retained liabilities	117.1	20.2	137.3
Net assets	(43.1)	(5.2)	(48.3)
Surplus over net assets/retained liabilities	74.0	15.0	89.0
Goodwill previously set against reserves	(66.8)	(7.7)	(74.5)
Profit on sale	7.2	7.3	14.5

£147.6m of the disposal proceeds was received in cash during the year.

27 CALLED UP SHARE CAPITAL

	Shares	Issued capital £m	Consideration £m
At 1 August 2002	558,332,069	139.6	
Exercise of share options	940,163	0.2	5.9
At 31 July 2003	**559,272,232**	**139.8**	**5.9**

The authorised capital at 31 July 2002 and 2003 consisted of 800,000,000 shares of 25p each.

At 31 July 2003 the following options had been granted and were still outstanding:

	Date issued	Number of shares	Subscription prices	Dates normally exercisable
SAYE	1996	27,930	572.0p	2003
	1997	143,239	632.0p	2000-2004
	1998	272,357	669.0p	2001-2005
	1999	235,217	721.0p	2002-2006
	2000	763,297	612.0p	2003-2007
	2001	1,277,557	608.0p	2004-2008
	2002	899,123	645.0p	2005-2009
	2003	1,734,297	554.0p	2006-2010
Executive	1993	506	395.0p	1996-2003
	1994	56,760	451.0p	1997-2004
	1995	62,500	480.0p	1998-2005
	1995	141,532	632.0p	1998-2005
	1996	311,447	823.0p	1999-2006
	1997	418,326	934.0p	2000-2007
	1998	795,652	765.0p	2001-2008
	1999	789,354	858.5p	2002-2009
	2000	1,034,772	750.0p	2003-2010
	2000	55,424	765.0p	2003-2010
	2000	190,934	807.0p	2003-2010
	2001	1,599,995	790.0p	2004-2011
	2002	2,769,931	806.0p	2005-2012
	2002	3,920,500	645.0p	2005-2012
SAYE (rolled over from TI Scheme)	1996	23,930	853.86p	2003
	1997	22,582	886.39p	2002-2004
	1998	281,707	719.68p	2001-2005
	1999	127,236	805.07p	2002-2006
	2000	613,268	587.54p	2003-2007
Executive (rolled over from TI Schemes)	1993	4,426	716.63p	2001-2003
	1994	86,073	846.74p	2001-2004
	1994	241,015	759.33p	2001-2004
	1995	66,893	765.42p	2001-2005
	1995	70,827	875.21p	2001-2005
	1996	185,921	1,058.18p	2001-2006
	1996	131,078	1,121.20p	2001-2006
	1997	454,977	1,097.82p	2001-2007
	1997	794,612	1,219.80p	2001-2007
	1998	762,142	1,026.66p	2001-2008
	1998	448,071	849.79p	2001-2008
	1999	643,620	943.31p	2002-2009
	1999	1,515,955	907.23p	2002-2009
	1999	543,984	1,103.92p	2002-2009
	2000	1,274,063	661.23p	2003-2010
	2000	951,140	626.16p	2003-2010
	2000	73,044	672.92p	2003-2010

28 SHARE PREMIUM ACCOUNT AND RESERVES

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Consolidated				
At 1 August 2002	163.7	2.6	234.8	457.5
Prior period adjustment – FRS17 – Retirement Benefits				(157.6)
At 1 August 2002 (as restated)	163.7	2.6	234.8	299.9
Premium on allotments	6.3			(0.6)
Retained loss				(33.9)
Write-back of goodwill on disposals				211.5
Actuarial loss on retirement benefits				(258.6)
Deferred tax credit related thereto				73.4
Exchange rate changes (including tax on recognised gains)				23.7
At 31 July 2003	**170.0**	**2.6**	**234.8**	**315.4**

	2003 £m	2002 (restated) £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**623.8**	428.6
Pension and other retirement benefit liabilities (net)	**(308.4)**	(128.7)
	315.4	299.9

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At 1 August 2002	163.7	0.5	180.5	115.1
Prior period adjustment – FRS17 – Retirement Benefits				(39.1)
	163.7	0.5	180.5	76.0
Premium on allotments	6.3			(0.6)
Exchange rate changes				(27.9)
Actuarial loss on retirement benefits				(10.8)
Deferred tax credit related thereto				1.6
Retained profit				708.8
At 31 July 2003	**170.0**	**0.5**	**180.5**	**747.1**

	2003 £m	2002 (restated) £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**785.8**	104.9
Pension and other retirement benefit liabilities (net)	**(38.7)**	(28.9)
	747.1	76.0

The retained profit of the company represents a profit for the year of £854.2m less dividends payable of £145.4m.

The company's profit and loss reserve of £747.1m includes £615.4m not available for distribution as dividend.

During the year the company received £6.5m on the issue of shares in respect of the exercise of options awarded under various share option schemes. Employees paid £5.9m for the issue of these shares and the balance of £0.6m comprised contributions to the qualifying employee share ownership trust (QUEST) from undertakings within the company. The trust has been included within the company and consolidated financial statements.

Goodwill relating to acquisitions made before 1 August 1998 and set against reserves amounted to £1,392.6m (2002 £1,604.1m). Upon subsequent disposal, such goodwill is charged as part of the profit or loss arising thereon.

29 MOVEMENTS IN SHAREHOLDERS' EQUITY

	2003 £m	2002 £m
Profit for the year	**111.5**	185.1
Dividends	**(145.4)**	(142.2)
	(33.9)	42.9
Exchange variations	**14.7**	(56.4)
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	**5.3**	(1.2)
Deferred – United States	**3.7**	4.5
Share issues	**5.9**	17.5
Write-back of goodwill on disposals	**211.5**	149.2
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	**(258.6)**	(427.0)
Deferred tax charge/credit related thereto	**73.4**	131.7
Net increase in shareholders' equity	**22.0**	(138.8)
Shareholders' equity:		
At 1 August (as previously stated)	**998.2**	839.7
Prior year adjustment re FRS17 – Retirement Benefits – cumulative to 31 July 2002	**(157.6)**	139.7
Shareholders' equity at 1 August (as restated)	**840.6**	979.4
At 31 July	**862.6**	840.6

30 CONTINGENT LIABILITIES

	2003 £m	2002 £m
The parent company has guaranteed the 5.45% Senior Notes 2013 and the 8.853% Senior Notes 2003 privately placed by a subsidiary. The remaining US$20m of 8.853% Senior Notes 2003 are repayable in October 2003.	**167.7**	89.7

FIVE YEAR REVIEW

	2003 £m	2002 (restated) £m	2001* £m	2000* £m	1999* £m
Turnover – continuing operations	**2,629.2**	2,588.4	2,586.8	2,227.9	2,087.8
– discontinued operations	**426.9**	635.1	2,371.4	2,425.0	1,683.5
	3,056.1	3,223.5	4,958.2	4,652.9	3,771.3
Operating profit – continuing operations	**371.9**	364.1	430.4	355.9	336.7
– discontinued operations	**51.9**	64.0	220.9	266.9	194.5
	423.8	428.1	651.3	622.8	531.2
Goodwill amortisation	**(44.1)**	(50.7)	(48.7)	(35.5)	(5.9)
Operating profit (after goodwill amortisation)	**379.7**	377.4	602.6	587.3	525.3
Net interest	**(39.8)**	(32.0)	(116.2)	(80.7)	(46.7)
Profit before exceptional items	**339.9**	345.4	486.4	506.6	478.6
Exceptional items	**(122.5)**	(68.0)	(598.7)	(22.6)	(15.0)
Profit before taxation	**217.4**	277.4	(112.3)	484.0	463.6
Profit after taxation	**112.3**	186.4	(204.4)	325.7	316.8
Minority interests	**(0.8)**	(1.3)	(1.6)	(1.7)	(1.1)
Shareholders' equity	**862.6**	840.6	839.7	787.4	605.7
Represented by:					
Intangible fixed assets	**830.2**	638.3	678.3	851.4	380.5
Tangible fixed assets and investments	**890.8**	900.5	957.2	1,018.8	907.8
Net current assets/provisions/retirement benefit liabilities	**(143.3)**	27.0	324.0	382.9	290.8
Net debt	**(715.1)**	(725.2)	(1,119.8)	(1,465.7)	(973.4)
Funds employed	**862.6**	840.6	839.7	787.4	605.7
Goodwill charged directly to reserves	**1,392.6**	1,604.1	1,753.3	2,223.6	2,223.6
Shareholder investment	**2,255.2**	2,444.7	2,593.0	3,011.0	2,829.3
Ratios					
Operating profit before goodwill amortisation: turnover (%)	**13.9**	13.3	13.1	13.4	14.1
Effective tax rate before goodwill amortisation and exceptional items (%)	**27.0**	28.0	29.2	30.6	30.9
After tax return on average shareholder investment (%)	**11.9**	11.0	12.5	12.9	12.6
Cash-flow					
Cash-flow from normal operating activities	**466.5**	583.0	701.0	666.6	551.3
Less capital expenditure (net)	**(86.3)**	(100.0)	(188.0)	(168.2)	(135.1)
Operating cash after capital expenditure	**380.2**	483.0	513.0	498.4	416.2
Free cash-flow (before acquisitions and dividends, after capital expenditure)	**270.5**	314.5	205.3	336.5	223.7
Free cash-flow per share (p)	**48.4**	56.5	37.1	61.7	41.8
Earnings per share before goodwill amortisation and exceptional items (p)	**50.1**	51.0	68.3	68.6	62.7
Dividends					
Pence per share	**26.0**	25.5	25.0	23.8	21.65
Times covered before goodwill amortisation	**1.9**	2.0	2.7	2.5	2.4
Number of employees (000s)					
United Kingdom	**8.5**	10.7	13.5	15.1	15.4
Overseas	**23.8**	22.3	24.2	45.7	37.4
	32.3	33.0	37.7	60.8	52.8

*Information for 2001 and earlier years has not been restated following the adoption of FRS17.

FINANCIAL CALENDAR

2003

	SEPTEMBER
Preliminary announcement of results for 2002-2003	24
	OCTOBER
Ordinary shares final dividend ex-dividend date	15
Ordinary shares final dividend record date	17
	NOVEMBER
Annual General Meeting	11
Ordinary shares final dividend payment date	14

2004

	MARCH
2003-2004 interim results announced	10 provisional
Ordinary shares interim dividend ex-dividend date	17 provisional
Ordinary shares interim dividend record date	19 provisional
	APRIL
Ordinary shares interim dividend payment date	16 provisional
	JULY
Smiths Group plc financial year-end	31
	SEPTEMBER
Preliminary announcement of results for 2003-2004	22 provisional
	OCTOBER
Ordinary shares final dividend ex-dividend date	13 provisional
Ordinary shares final dividend record date	15 provisional
	NOVEMBER
Annual General Meeting	9 provisional
Ordinary shares final dividend payment date	12 provisional

The market value of an ordinary share of the company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

REGISTERED OFFICE
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS
PricewaterhouseCoopers LLP

Designed and produced by CGI BrandSense. Printed by royle corporate print. Illustrations by Lawrence Templeman.





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SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM

smiths

SMITHS GROUP PLC DIRECTORS' REPORT AND FINANCIAL STATEMENTS 2004




GID-3



CONTENTS

WWW.SMITHS-GROUP.COM

Front cover:
Top right (Detection):
The ACADA (Automatic Chemical Agent Detection Alarm) detects nerve or blister agents in battle zones

Bottom right (Aerospace):
The Smiths Aerospace Computing and Communications Card is critical to the Boeing 777's new Electrical Load & Maintenance System

Left (Medical):
The Portex Ultra-Perc® tracheostomy kit minimises patient trauma and is convenient for the clinician

Back cover:
Top right (Medical):
The hypodermic Needle-Pro® safety device reduces the risk of needlestick injuries

Top left (Specialty Engineering):
John Crane gas seals have an unmatched ability to operate at high pressures in environments such as offshore oil rigs

Bottom (Specialty Engineering):
Smiths supplies Dyson with a uniquely flexible vacuum hose, which extends to 4.5 metres to cover more ground

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES

The principal activities of the Company and its subsidiaries are the development, manufacture, sale and support of:

- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; air movement systems and components; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the UK, the Americas and continental Europe. A review of the development of the Company and its subsidiary undertakings during the 2003/04 financial year is on pages 5 to 18 of the Annual Review 2004 that accompanies this Directors' Report and Financial Statements.

RESULTS AND DIVIDENDS

The results for the year to 31 July 2004 are set out in the Consolidated Profit and Loss Account on page 17. Sales for the year amounted to £2,733m, against £3,056m last year. The profit for the year after taxation and goodwill amortisation amounted to £213m (2003 £112m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 16 April 2004. The directors recommend for payment on 19 November 2004 a final cash dividend on each ordinary share of 18.25p, making a total dividend of 27p for the year.

The retained profit of £61m was transferred to Reserves.

RESEARCH AND DEVELOPMENT

£260m was spent on research and development during the year, of which £137m was funded by the Company and the balance by customers. Each business carries out research and development programmes to suit its own particular market and product needs. Interchange of technology and technical information between Smiths' manufacturing businesses is centrally co-ordinated.

CHANGES IN THE COMPANY AND ITS INTERESTS DURING THE YEAR

On 1 August 2003 a new division was created to include Smiths Detection and Smiths Heimann. The move reflected the recent acquisition of Heimann and the potential for growth of these two market-leading businesses, both previously part of Smiths Aerospace. At the same time, the Sealings Solutions and Industrial divisions were merged in the new Specialty Engineering division.

Disposals

On 29 August 2003, the sale of Matzen & Timm to Masterflex AG was completed for €1.35m in cash.

On 30 September 2003, the sale of the Polymer Sealings business to Trelleborg AB was completed for £493m in cash.

On 14 October 2003 the assets of Lapmaster International US and the issued share capital of Lapmaster International Limited were sold for £1.5m in cash.

On 5 January 2004 the business and assets of Icore International UK and the issued share capitals of Icore International, Inc.; Icore International GmbH; and Icore International Limited were sold for £20m in cash.

On 19 March 2004 the business and assets of Sodiamex were sold for €1.6m in cash.

Acquisitions

On 2 February 2004 the issued share capital of Cyrano Sciences, Inc. was acquired for US$15m in cash.

Between December 2003 and March 2004 the minority interests in Smiths Medical Japan Limited were acquired for a total of £16m in cash.

On 30 April 2004 the business and assets of Dynamic Gunver Technologies, LLC and the issued share capital of DGT Europe, LLC were acquired for US$102m in cash.

On 28 May 2004 the issued share capital of Trak Holdings Corp was acquired for US$111.5m in cash.

On 14 June 2004 the business and assets of SensIR Technologies, Inc. were acquired for US$75m in cash.

On 30 June 2004 the issued share capital of DHD Holding Company was acquired for US$55m in cash.

POST BALANCE SHEET EVENTS

There have been no post balance sheet events at the date of this report.

FUTURE DEVELOPMENTS

The Company will pursue its existing international activities and continue to seek business opportunities in both the UK and overseas.

CHARITABLE AND POLITICAL DONATIONS

During the year the Company made donations of £602,000 for charitable purposes including payments totalling £300,000 for the Portex Chair of Paediatric Anaesthesia.

No political donations were made. The Company's policy of not making contributions to any political party will continue. However, as a precautionary measure in the light of the wide definitions in the Political Parties, Elections and Referendums Act 2000, a resolution to permit the Company to make political donations and incur political expenditure will be proposed at the Annual General Meeting. This is explained in the Chairman's letter and Notice of AGM.

DIRECTORS

The directors at the end of the financial year, with the exception of Mr K Orrell-Jones who retired from the Board on 21 September 2004, are shown on page 25 of the accompanying Annual Review 2004. Mr P J Jackson was appointed as a non-executive director on 1 December 2003; the Rt Hon Lord Robertson of Port Ellen was appointed as a non-executive director on 15 February 2004; and Mr D H Brydon was appointed as a non-executive director and Chairman designate on 19 April 2004. Mr Brydon succeeded Mr Orrell-Jones as Chairman on 21 September 2004. On the same day, Mr D J Challen was appointed as a non-executive director and Mr Jackson was appointed as the senior independent director.

REAPPOINTMENT OF DIRECTORS

Messrs Brydon, Challen and Jackson and Lord Robertson will retire in accordance with Article 57, following their appointment by the Board during the year, and, being eligible, will seek reappointment at the AGM.

Sir Nigel Broomfield and Messrs Langston, Lillycrop, Lindh and Thomson have all served for more than 30 months since their previous reappointments and will retire at the AGM, in accordance with Article 57.

They are all eligible for and will seek reappointment at the AGM.

Sir Colin Chandler will retire at the conclusion of the AGM and will not seek reappointment.

DIRECTORS' REMUNERATION REPORT
The Directors' Remuneration Report is on pages 8 to 15. An ordinary resolution to approve the report will be put to shareholders at the AGM.

DIRECTORS' INTERESTS IN CONTRACTS
Details of the executive directors' service contracts are as disclosed in the Service Contracts section of the Directors' Remuneration Report on page 12. Details of the interests of the executive directors in the Company's share option schemes are shown in the Remuneration Report on pages 13 to 15.

Apart from the exceptions referred to above, no director had an interest in any contract to which the Company or its subsidiaries was a party during the year.

INTERESTS IN SHARES
As at 21 September 2004 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc.*	55.2m	9.8%
Franklin Resources, Inc.	61.7m	11.0%
Janus Capital Management, LLC	22.9m	4.1%
Legal & General Group plc	23.5m	4.2%

*includes the interests of Capital Guardian Trust Company in 7.9% of the issued share capital
†percentage of share capital in issue on 21 September 2004

The Company has not acquired or disposed of any interests in its own shares.

The interests of the directors, their families and any connected persons in the issued share capital of the Company are shown on pages 11 and 12.

CORPORATE GOVERNANCE
The report on Corporate Governance is on pages 4 to 7. PricewaterhouseCoopers LLP have reviewed the Company's statements as to compliance with the Combined Code, as appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, to the extent required by the Listing Rules. The results of their review are set out on page 16.

GOING CONCERN
The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

POLICY ON PAYMENT OF CREDITORS
The Company's policy and practice is to pay creditors promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 35 days (2003 37 days) for the parent Company and 49 days (2003 50 days) for the Group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report) (Statement of Payment Practice) Regulations 1997).

ENVIRONMENT
The Company seeks to minimise, as far as is reasonably practicable, any detrimental effects to the environment of its operations and products. A senior corporate staff director has responsibility for safety, health and environmental matters. The Corporate Responsibility Review appears on pages 26 to 30 of the accompanying Annual Review 2004.

EMPLOYMENT POLICIES
It is the Company's policy to provide equal opportunities for employment and to give the fullest consideration to employment prospects for the disabled. The Company continues to be actively involved in all aspects of the training and development of young persons, including government sponsored schemes and initiatives designed to ease the transition from school to work.

Share option schemes enable employees to acquire an interest in the Company's shares and to align their interests more closely with those of the shareholders.

Employees are regularly provided with a wide range of information concerning the performance and prospects of the business in which they are involved by means of Employee Councils, Works Councils and other consultative bodies that allow the views of personnel to be taken into account.

All matters concerning the environment, health and safety are regulated by a newly established Group Environment, Health & Safety Committee, which operates alongside the already established preventative, investigatory and consultative systems; issues relevant to the Company pension scheme are likewise covered by means of structured committees, including representation from recognised trade unions. A more detailed statement appears on pages 26 to 30 of the accompanying Annual Review 2004.

AUTHORITY TO ISSUE SHARES
At the AGM shareholders will be asked to renew the authority, given to the directors at the last AGM, to allot relevant securities for the purposes of section 80 of the Companies Act 1985, so as to reflect the increase in the Company's issued share capital since the last AGM. The authority proposed will expire on the fifth anniversary of the Meeting unless otherwise renewed. The amount of relevant securities to which this authority relates (£46,811,832 nominal of share capital) represents one third of the share capital in issue on 21 September 2004. The directors have no present intention of exercising this authority except for allotments of shares pursuant to the Company's share option schemes. The ordinary resolution is set out in the Notice of AGM.

Also in the Notice is the special resolution to renew the power granted to directors under section 95 of the Companies Act 1985. The new authority sought will be on substantially similar terms to those attaching to the existing authority and will expire on the fifth anniversary of the Meeting, unless otherwise renewed. It will permit the directors to allot equity securities for cash:

- in connection with a rights issue pro rata to the rights of the existing shareholders;
- pursuant to the terms of any share scheme approved by the shareholders in General Meeting; and
- for any other purpose (including the sale on a non pre-emptive basis of any shares the Company may hold in treasury for cash) provided that the aggregate nominal value of such allotments does not exceed £7,021,774 (approximately 5% of the issued share capital on 21 September 2004).

The directors intend seeking renewal of these authorities annually.

During the year ended 31 July 2004 the following ordinary shares in Smiths Group plc were issued:

- 582,889 shares pursuant to the terms of the Company's shareholder-approved share option schemes; and
- 1,511,978 shares pursuant to the terms of TI Group share option schemes.

AUTHORITY TO PURCHASE SHARES

At the AGM the Company will seek to renew the authority, granted at the last AGM to the directors, to purchase the Company's shares in the market. The authority will be limited to 10% of the share capital in issue on 21 September 2004 and will be renewed annually. The maximum price that may be paid under the authority will be limited to 105% of the average of the middle market quotations of the Company's shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase. On 21 September 2004 options over approximately 22m shares were outstanding under the Company's share option schemes, representing approximately 3.9% of the then issued share capital. If the authority to purchase shares being sought at the AGM were to be used in full and the purchased shares were cancelled, then the outstanding options would represent approximately 4.3% of the reduced issued share capital.

The directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue and will be in the interests of the shareholders. The directors will also give careful consideration to the gearing levels of the Company and its general financial position.

No shares have ever been purchased or contracted for or the subject of any option under the expiring or any prior authority.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, any shares purchased under this authority may be cancelled or held as treasury shares. Treasury shares may be subsequently cancelled, sold or used to satisfy applications under share schemes.

The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase regarding the merits of the cancellation of such shares as against holding them as treasury shares.

ANNUAL GENERAL MEETING

The 2004 AGM will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

In addition to the resolutions described above, resolutions will be proposed to adopt a Performance Share Plan and a Co-Investment Plan.

The reasons for proposing these resolutions are explained in the Chairman's letter and Notice of AGM, sent to all registered shareholders, which may also be found on the Company's website, www.smiths-group.com.

AUDITORS

Resolutions will be proposed at the AGM to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to determine the auditors' remuneration.

SUMMARY FINANCIAL STATEMENT

The Company has produced the Annual Review 2004 (a summary financial statement) which, together with this Directors' Report and Financial Statements 2004, forms the statutory Reports and Accounts for 2004. Shareholders will be automatically sent the Annual Review alone each year unless they elect in writing to receive the statutory Reports and Accounts. Shareholders who wish to receive the statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282. The publication of Annual Reviews results in significant savings in the cost of producing the accounts each year.

ELECTRONIC PROXY VOTING

The Company has introduced electronic proxy voting for this year's AGM. Shareholders who are not CREST members can vote on-line for or against (or consciously not vote for) the resolutions to be proposed at the AGM by visiting www.shareview.co.uk. CREST members, CREST personal members and CREST sponsored members should consult the CREST Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. Paper proxy cards also have been distributed to all shareholders with the Notice of AGM as usual. Shareholders who will not be able to attend the AGM on 16 November 2004 in person are encouraged to vote their shares by appointing a proxy and issuing voting instructions (either electronically or by completing and returning their poll cards).

www.smiths-group.com

Electronic copies of the Annual Review 2004, the Directors' Report and Financial Statements 2004 and the Chairman's letter and Notice of AGM will be posted on the Company's website, www.smiths-group.com. The Company's announcements to the Stock Exchange and press releases are available on-line through the website. Shareholding details and practical help on share transfers and changes of address can be found at www.shareview.co.uk.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

22 September 2004

COMPLIANCE WITH THE COMBINED CODE

The Company complied with the Combined Code, as appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, throughout the accounting period covered by this report, except that no senior independent director was recognised. The reason for this non-compliance was that the Board considered that matters of concern could readily be brought to the attention of either Mr Orrell-Jones or Sir Colin Chandler who were Chairman and Deputy Chairman respectively during the period. Sir Colin will retire as a director at the conclusion of the Company's Annual General Meeting on 16 November 2004 and Mr Jackson has been appointed as the senior independent director with effect from 21 September 2004.

A new Combined Code on Corporate Governance (new Code) was introduced in July 2003 and will apply to listed companies with reporting years beginning on or after 1 November 2003. Although the Company is not obliged to report on its compliance with the new Code until next year, it is confirmed that the Company currently complies with all the provisions of the new Code with one exception – that the Chairman is a member of the Remuneration Committee. The Board considers that the Chairman should participate in decisions concerning remuneration of the executive members of the Board.

The new Code requires listed companies to report how the main and supporting principles of the new Code have been applied, giving enough detail to enable shareholders to evaluate the report, and to state whether there has been compliance with the provisions of the new Code, giving an explanation for any points of non-compliance. Reference in this report to principles and provisions are to those of the new Code.

The following headings are taken from the new Code – there are 14 main principles, 21 supporting principles and 48 provisions applying to listed companies.

THE NEW CODE

Directors

The Board

The first main principle requires the Company to have an effective Board which is collectively responsible for its success. Supporting principles describe the Board's role to provide entrepreneurial leadership within a framework of controls that allow risk to be assessed and managed. The Board should set strategic aims and the Company's values, ensuring that obligations to shareholders are met. Non-executive directors have a particular role in overseeing the development of strategy, scrutinising management performance and ensuring the integrity of financial information and systems of risk management. The Board is satisfied that it has met these requirements.

During the last year several important changes have been made to the membership of the Board. Mr Jackson and the Rt Hon Lord Robertson of Port Ellen were appointed as non-executive directors on 1 December 2003 and 15 February 2004 respectively and Mr Brydon joined the Board as Chairman designate on 19 April 2004. Upon the retirement from the Board of Mr Orrell-Jones on 21 September 2004, Mr Brydon succeeded him as Chairman and Mr Challen was appointed as a non-executive director. On the same date Mr Challen, who had been an observer at Board and Board Committee Meetings since 1 June 2004, succeeded Sir Colin Chandler as Chairman of the Audit Committee.

As at 22 September 2004, the Board comprises the Chairman, the Chief Executive, six other executive directors and seven non-executive directors. Mr Jackson is the senior independent director. Biographies of the directors, giving details of their experience and other main commitments, are set out on page 25 of the Annual Review 2004. The wide ranging experience and backgrounds of the non-executive directors ensure that they can debate and constructively challenge management in relation to both the development of strategy and performance against the goals set by the Board.

The Board normally meets formally at least eight times a year to make and review major business decisions and monitor current trading against plans which it has approved. It additionally exercises control by determining matters specifically reserved to it in a formal schedule which only the Board may change: these matters include the acquisition of companies, the issue of shares, significant contractual commitments, the review of the effectiveness of risk management processes and major capital expenditure. Once a year the Board meets in conference with a particular focus on long-term strategy and developments affecting the Company. Additional meetings are arranged as necessary to deal with urgent items.

The Board sets the Company's values and standards and has approved a Code of Corporate Responsibility and Business Ethics which is referred to in the Corporate Responsibility Review on page 26 of the Annual Review.

The Chairman meets the non-executive directors without the executive directors present at least three times per annum.

The following table shows the number of scheduled Board and Board Committee meetings held during the year ended 31 July 2004 and opposite each director's name the number of meetings attended.

Number held	Board 8	Audit 4	Remuneration 6	Nomination 6
D H Brydon, Chairman	2(3)*	–	–	–
K Orrell-Jones, Former Chairman	8	–	6	6
K O Butler-Wheelhouse	8	–	–	–
Sir Nigel Broomfield	8	3(3)*	6	6
Sir Colin Chandler	8	4	3(3)*	4(6)*
J Ferrie	8	–	–	–
Sir Julian Horn-Smith	6(8)*	3(3)*	5(6)*	6
P J Jackson	6(6)*	1(1)*	–	–
L H N Kinet	8	–	–	–
J Langston	8	–	–	–
D P Lillycrop	8	–	–	–
E Lindh	8	–	–	–
R W O'Leary	7(8)*	3(4)*	5(6)*	2(3)*
Lord Robertson	4(4)*	1(1)*	–	–
A M Thomson	8	–	–	–

*the figure in brackets indicates the maximum number of meetings the director could have attended in view of the period during which he was a Board or Committee member

–indicates not a member of that Committee in 2003/04

Directors and officers of the Company and its subsidiaries have the benefit of a directors' and officers' liability insurance policy.

Chairman and Chief Executive
Another main principle requires a clear division of responsibilities between the running of the Board and executive responsibility for running the business, so that no one person has unfettered powers of decision.

The Board has met this requirement by establishing clearly defined roles for the Chairman and the Chief Executive. The Chairman is responsible for leadership of the Board, ensuring its effectiveness and setting its agenda. Once agreed by the Board as a whole, it is the Chief Executive's responsibility to ensure delivery of the strategic and financial objectives.

Board balance and independence
The Company complies with the requirement of the new Code that there should be a balance of executive and non-executive directors such that no individual or small group can dominate the Board's decision taking.

In deciding the chairmanship and membership of the Board Committees, the need to refresh membership of the Committees is taken into account.

All of the non-executive directors are considered to be independent and Mr Brydon was, in compliance with the new Code, considered independent at the time of his appointment as Chairman.

Appointments to the Board
The new Code requires there to be a formal, rigorous and transparent procedure for the appointment of new directors, which should be made on merit and against objective criteria. The Nomination Committee fulfils these requirements and its report is set out on page 7.

Information and professional development
Another main principle requires that information of appropriate quality is supplied to the Board in a timely manner and that, in addition to induction programmes on joining the Company, directors should regularly update their skills and knowledge.

The Board is provided with detailed information several days in advance on matters to be considered at its meetings and non-executive directors have ready access to the executive directors. Regular site visits are arranged and non-executive directors are encouraged to visit sites independently. During site visits, briefings are arranged and the Board is free to discuss aspects of the business with employees at all levels.

Newly-appointed directors undergo a structured induction programme to ensure that they have the necessary knowledge and understanding of the Company and its activities. Starting at the time of their appointment, and continuing on an incremental basis over the first six months, they undertake briefing sessions on corporate governance, strategy, stakeholder issues, finance and risk management and HR strategy, as well as meetings and site visits to business locations in the UK, the US and continental Europe. Each director's individual experience and background is taken into account in developing a programme tailored to his own requirements.

Ongoing training is provided as and when necessary. The suitability of external courses is kept under review by the Company Secretary who is charged with facilitating the induction of new directors and with assisting in the ongoing training and development of directors.

All directors have access to the advice and services of the Company Secretary and a procedure is in place for them to take independent professional advice at the Company's expense should this be required.

Performance evaluation
The new Code requires the Board to undertake a formal and rigorous annual evaluation of its own performance and that of its Committees and the directors.

Formal evaluations of the performance of the Board and of the principal Board Committees will be conducted by the Chairman in 2004/05. The process will build on that developed in 2003/04 when the effectiveness of the Board and its Committees was reviewed covering composition, arrangements for and content of meetings, Committee terms of reference, director training and visits to operating sites, access to information and administrative procedures. As in 2003/04, the results of the evaluation will be reported to the Board and agreed recommendations for improvement will be implemented.

Evaluation of the non-executive directors was undertaken by the executive directors in 2003/04 and evaluation of individual directors in their role as members of the Board will be conducted in 2004/05.

The senior independent director will meet the non-executive directors without the Chairman present in order to appraise the Chairman's performance.

Re-election
Under the new Code directors should offer themselves for re-election at regular intervals and there should be a planned and progressive refreshing of the Board.

Non-executive directors are appointed for a specified term of three years and reappointment for a second term is not automatic. In exceptional circumstances and only after rigorous review, a non-executive director may serve for a third term. Directors stand for reappointment by the shareholders at the first AGM following their appointment and subsequently at least every three years. The report from the Nomination Committee set out on page 7 explains the process for selection of directors and succession planning.

Remuneration
Information regarding the Remuneration Committee is set out on page 7 and the Directors' Remuneration Report is on pages 8 to 15.

Accountability and audit
Financial reporting
The Board is required to present a balanced and understandable assessment of the Company's position and prospects, not only in the Directors' Report and Financial Statements but also in the Annual Review (Summary Financial Statement), in interim reports and in price-sensitive announcements. The Board is satisfied that it has met this obligation. A summary of the directors' responsibilities for the financial statements is set out on page 16.

The 'going concern' statement required by the new Code is set out in the Directors' Report on page 2.

Internal control
The new Code requires the Company to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Board must review the effectiveness of the internal control system at least annually, covering all material controls, including financial, operational and compliance controls and risk management systems, and report to shareholders that they have done so. The Turnbull Report, adopted by the UK Listing Authority, provides guidance for compliance with that part of the new Code.

The Company's internal control is based on assessment of risk and a framework of control procedures to manage risks and to monitor compliance with procedures. The procedures for accountability and control, which accord with the guidance on internal control issued by the Turnbull Committee, are outlined below.

The Board accepts its responsibility for maintaining and reviewing the effectiveness of the Company's internal control systems. These are designed to meet the Company's particular needs and the risks to which it is exposed and, by their nature, can provide only reasonable, not absolute, assurance against material loss to the Company or material misstatement in the financial accounts.

The Group has an embedded process for the identification, evaluation and management of significant business risks. The process is reviewed through the Audit Committee and monitored by the Group Internal Audit Department. The Company has during the year identified and evaluated the key risks under three categories – strategic; operational; and information – and has ensured that effective controls and procedures are in place to manage these risks.

In the highly regulated environment of the aerospace, medical and detection industries, procedures are codified in detailed operating procedures manuals and are reinforced by regular educational programmes. These are designed to ensure not only compliance with the regulatory requirements but also with the general principles of business integrity.

A key element in any system is communication and a number of committees enable the executive directors and senior corporate staff to address financial, human resource, risk management and other control issues. Experience is shared by subsidiaries through company-wide seminars.

Throughout the year the Board has reviewed the effectiveness of internal control and the management of risks at its regular Board meetings. In addition to financial and business reports, the Board has reviewed medium and longer-term strategic plans; capital expenditure and development programmes; management and product development programmes; reports on key operational issues; tax; treasury; risk management; insurance; legal matters; and Audit Committee reports, including internal and external auditor reports.

Audit Committee and Auditors

A principle of the new Code is that the Board should establish formal and transparent arrangements for considering how it should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the external auditors, PricewaterhouseCoopers LLP. This obligation is satisfied through the work of the Audit Committee which is described on this page.

Relations with shareholders

Dialogue with shareholders

The Company is required to have a dialogue with shareholders, based on the mutual understanding of objectives, and it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue does take place.

The new Code recognises that primary contacts are likely to be by the Chief Executive and the Financial Director but requires the Chairman and senior independent director, and other directors as appropriate, to maintain contact with major shareholders in order to understand their concerns.

The Financial Director and the Director, Investor Relations, communicate with institutional investors through analysts' briefings and extensive investor roadshows in the UK, US and continental Europe, as well as timely Stock Exchange announcements, meetings with management and site visits. Members of the Board, and in particular non-executive directors, are kept informed of investors' views in the main through distribution of analysts' and brokers' briefings. At least twice a year a report is made to the Board on the number and types of meetings between the Company and institutional shareholders. The Chairman is available in the event of shareholder concerns which cannot be addressed through management. At the time of appointment of new non-executive directors they are available to meet shareholders on request.

Constructive use of the AGM

All directors normally attend the Company's AGM and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received including the percentages for and against and the abstentions in respect of each resolution following each vote on a show of hands.

BOARD COMMITTEES

The full terms of reference of the following Board Committees are available upon request and on the Company's website.

Audit Committee

From 1 August 2003 to 9 March 2004 the Audit Committee comprised Sir Colin Chandler, as Chairman of the Committee, Sir Nigel Broomfield, Sir Julian Horn-Smith and Mr O'Leary. With effect from 9 March 2004 the membership of the Audit Committee changed to comprise Sir Colin, who continued to chair the Committee, Mr Jackson, Mr O'Leary and Lord Robertson. Mr Challen joined the Board and succeeded Sir Colin as Chairman of the Committee on 21 September 2004. The membership of the Committee with effect from that date is indicated on page 25 of the Annual Review.

Under its terms of reference, the Committee monitors the integrity of the Company's financial statements and the effectiveness of the external audit process. It is responsible for ensuring that an appropriate relationship between the Company and the external auditors is maintained, including reviewing non-audit services and fees. It also reviews annually the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee reviews the effectiveness of the internal audit function and is responsible for approving the appointment and removal of the Director, Internal Audit. The Committee will review annually its terms of reference and its effectiveness and recommend to the Board any changes required as a result of such review.

In the year to 31 July 2004, the Audit Committee discharged its responsibilities by reviewing:

- the Group's 2003 financial statements and 2004 interim results statement prior to Board approval and the external auditors' detailed reports thereon;
- the potential impact on the Group's financial statements of the proposed International Financial Reporting Standards;
- the audit fee and non-audit fees payable to the Group's external auditors;
- the external auditors' effectiveness and their plan for the audit of the Group's 2003/04 accounts, which included confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;

- an annual report on the Group's systems of internal control and their effectiveness, reporting to the Board on the results of the review and receiving regular updates on key risk areas of financial control;
- the risks associated with major business programmes; and
- the internal audit function's terms of reference, its 2003/04 work programme and regular reports on its work during the year.

The Committee has authority to investigate any matters within its terms of reference, to access resources, to call for information and to obtain external professional advice at the cost of the Company.

No one other than the members of the Committee is entitled to be present at meetings. However, the Chief Executive, Financial Director, General Counsel, Group Financial Controller, Director, Internal Audit and the external auditors are normally invited to attend. Others may be invited to attend by the Committee. At least once a year, there is an opportunity for the external auditors and the Director, Internal Audit, to discuss matters with the Committee without any executive management being present. Both the Director, Internal Audit and the external auditors have direct access to the Chairman of the Committee outside formal Committee meetings.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that objectivity and independence are maintained. Under the audit independence policy, approved by the Committee, certain non-audit services may not be provided by the external auditors, certain services require the approval of the Financial Director and other services require the approval of the Chairman of the Committee. Where the cost of the services is expected to exceed £100,000, the engagement will normally be subject to competitive tender. The external auditors have in place processes to ensure their independence is maintained including safeguards to ensure that where they do provide non-audit services, their independence is not threatened. They have written to the Audit Committee confirming that, in their opinion, they are independent.

Remuneration Committee

From 1 August 2003 to 9 March 2004 there was a joint Nominations and Remuneration Committee comprising Mr Orrell-Jones, as Chairman of the Committee, Sir Nigel Broomfield, Sir Colin Chandler, Sir Julian Horn-Smith and Mr O'Leary. With effect from 9 March 2004, the Board resolved to allocate the functions of this Committee to two new committees – the Remuneration Committee and the Nomination Committee. The Remuneration Committee comprised, from that date until 21 September 2004, Sir Julian Horn-Smith, as Chairman of the Committee, Mr Orrell-Jones, Sir Nigel Broomfield and Mr O'Leary. The membership of the Committee with effect from 21 September 2004 is indicated on page 25 of the Annual Review.

The Committee's responsibilities are described in the Directors' Remuneration Report on page 8.

The Committee meets periodically when required but at least three times per annum. No person other than the members of the Committee is entitled to be present at meetings but the Chief Executive is normally invited to attend and external advisers may be invited by the Committee to attend. No executive is present when the Committee considers matters relating to himself or acts in matters relating to himself. The Chairman is absent when his remuneration is under discussion.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive directors' remuneration. The Committee will review annually its terms of reference and effectiveness and recommend to the Board any changes required as a result of such reviews.

Nomination Committee

As mentioned above, with effect from 9 March 2004, the Board resolved to allocate the functions of the Nominations and Remuneration Committee to two new committees – the Remuneration Committee and the Nomination Committee. The Nomination Committee comprised, from that date until 21 September 2004, Mr Orrell-Jones, as Chairman of the Committee, Sir Colin Chandler, Sir Nigel Broomfield and Sir Julian Horn-Smith. The membership of the Committee with effect from 21 September 2004 is indicated on page 25 of the Annual Review.

The Committee leads the process for identifying, and makes recommendations to the Board regarding, candidates for appointment as directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Nomination Committee and the composition and chairmanship of the Audit and Remuneration Committees. It reviews regularly the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any changes.

The Committee meets periodically when required. No person other than members of the Committee is entitled to be present at meetings but the Chief Executive is normally invited to attend and external advisers may be invited by the Committee to attend.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants, where appropriate. The Committee will review annually its terms of reference and effectiveness and recommend to the Board any changes required as a result of such review.

The procedures referred to above were used by the Nomination Committee and its predecessor, the Nominations and Remuneration Committee, in the appointment of Messrs Brydon, Challen and Jackson and Lord Robertson as non-executive directors and for the appointment of Mr Brydon as Chairman with effect from 21 September 2004. This included an assessment of the time commitment expected from the director and, for the Chairman, recognising the need for his availability in the event of major corporate action. Independent executive search consultants were used in connection with each appointment. Mr Orrell-Jones, the former Chairman, was not a member of the Nomination Committee panel which recommended to the Board the appointment of Mr Brydon as his successor.

DIRECTORS' REMUNERATION REPORT

INTRODUCTION
The Directors' Remuneration Report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations). A resolution will be put to shareholders at the Annual General Meeting on 16 November 2004 inviting them to approve this report.

In the last few months, the Remuneration Committee has undertaken a comprehensive review of the Company's long-term incentive arrangements in the light of the Group's objectives and priorities, and to reflect developments in best practice in this area. As a result of this review and following consultation with major shareholders, the Remuneration Committee is proposing to introduce two new executive share plans – the Performance Share Plan and the Co-Investment Plan – to replace the executive directors' existing long-term incentive arrangements. Approval of these plans will also be sought at the AGM, and further information on them is set out in this report and in the Chairman's letter and Notice of AGM.

THE COMMITTEE
Until 9 March 2004 there was a joint Nominations and Remuneration Committee comprising Mr Orrell-Jones, as Chairman of the Committee, Sir Nigel Broomfield, Sir Colin Chandler, Sir Julian Horn-Smith and Mr O'Leary. With effect from 9 March 2004, the Board resolved to allocate the functions of this Committee to two new committees – the Remuneration Committee and the Nomination Committee. The Remuneration Committee (the Committee) comprised, from that date, Sir Julian Horn-Smith, as Chairman of the Committee, Mr Orrell-Jones, Sir Nigel Broomfield and Mr O'Leary. On 21 September 2004 Mr Orrell-Jones retired as a member of the Committee, and Messrs Brydon and Challen were appointed to the Committee. The Chairman is absent when his own remuneration is under consideration. The Chief Executive attends meetings of the Committee by invitation; he is absent when his own remuneration is under consideration.

The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the executive directors (including their annual bonus targets and grants of share options and awards) and for the Chairman. The Committee's terms of reference are available for inspection on the Company's website.

The Committee's constitution and practice during 2003/04 accorded with the relevant provisions of the Combined Code which is appended to the April 2002 edition of the Listing Rules of the UK Listing Authority (the Code), and the Company complied with the Code's provisions relating to directors' remuneration throughout 2003/04. A revised version of the Code, which was published in July 2003, applies to the Company for 2004/05, and the Company will comply with the provisions of the revised Code relating to directors' remuneration throughout 2004/05 (save that, as explained on page 4, the Chairman is a member of the Committee).

The Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable to people with similar responsibilities, skills and experience in comparable industrial companies which are UK-based but which, like Smiths, have extensive operations outside the UK.

During the year the Committee received material assistance and advice from the Chief Executive and from the General Counsel (who is also Secretary to the Committee). In addition the Committee received material assistance and advice from:
- Towers Perrin, remuneration consultants; and
- Freshfields Bruckhaus Deringer, solicitors.

Towers Perrin, who also provided remuneration and pensions advice to the Company during the year, were appointed by the Committee. Freshfields Bruckhaus Deringer, who were appointed by the Company, also advised the Group on various discrete legal matters during the year.

The remuneration of directors is set out in tables on pages 10 and 11.

REMUNERATION POLICY
The Committee believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2004/05) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

The Committee has been guided by these objectives in developing the new share plans which will be operated subject to obtaining shareholder approval at the AGM.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the Regulations, the Company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

FIVE YEAR HISTORICAL TSR PERFORMANCE



£*
Value of hypothetical £100 holding
150
130
110
90
70
50
SMITHS
FTSE 100
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03
Jul 04

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION
Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives currently participate in certain share-based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme, the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the Deferred Share Scheme). The annual bonus element, participation in the Deferred Share Scheme, which provides for a share match (see below), and participation in the 1995 Scheme are linked to performance. The Committee regards participation in share-based incentive schemes as a key element in the executive directors'

remuneration packages. The new share plans will increase the proportion of total remuneration which is determined by reference to the Company's long-term performance, as well as achieving a closer linkage between performance and reward.

Provided that the new share plans are approved by shareholders at the AGM, it is proposed that the first grant of awards under the Performance Share Plan will be made to executive directors shortly after that meeting, and that no further grants will then be made to them under the 1995 Scheme. It is proposed that the first grants under the Co-Investment Plan will be made in October 2005 (that is, in respect of the 2004/05 financial year), and that no further grants will then be made under the Deferred Share Scheme. Further information on the new share plans is set out below.

SALARY AND BENEFITS IN KIND

Salaries are reviewed annually for each director; at the August 2003 review all directors' salaries increased by 3%. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES

Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The theoretical maximum level of bonus for meeting financial goals is 100% (Chief Executive 115%) of salary. In 2002/03, with the intention of enhancing shareholder value, the Company conducted a major review from which restated strategic priorities resulted. In order to intensify the focus of executive directors on actions in support of those priorities an element of bonus directly geared to such actions was introduced in 2003 for a two year period. The strategic element of bonus has a maximum level of 60% (Chief Executive 75%) of salary.

For the financial year 2005/06 it is proposed that the maximum annual bonus level should reduce to 100% (Chief Executive 120%) of salary. The Committee intends to review this level annually to ensure that it remains appropriately competitive.

Under the Deferred Share Scheme (referred to above), executive directors may elect to use their after-tax bonus to acquire the Company's shares at the prevailing market price. Provided that a director retains them (and remains in service) for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three year period. The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2004, the full amount of the shares so acquired is available for matching.

It is proposed that, after operation in October 2004 in relation to 2003/04 bonuses, no further awards will be made under the Deferred Share Scheme. Instead, executive directors (and other senior executives) will be eligible to participate in the Co-Investment Plan. Under this plan, participants will be able to invest up to the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis) in shares in the Company. If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of deferred bonus). The initial performance condition is that the Company's average return on capital employed over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company. There will be no retesting of this performance condition.

PENSIONS

The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the Company. Details of the salary supplement payments and other pension provisions are set out in the tables on pages 10 and 11.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

SHARE OPTIONS AND PERFORMANCE SHARES

The Company operates a number of share option schemes for executive directors and other employees.

The Smiths Industries 1995 Executive Share Option Scheme, which was approved at the AGM in 1995 and amended in 2001, covers approximately 350 executives. Awards are approved by the Committee. It has been the Committee's policy that the value of shares over which options are granted to executive directors in any year should not normally exceed twice base salary. Options granted under the 1995 Scheme may only be exercised after three years if a performance requirement, determined by the Committee, has been met. Since 2002 the performance requirement has been that the growth in the Company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the Company.

If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year.

For executive directors and a limited number of senior executives, it is proposed that the Performance Share Plan (PSP) will replace the 1995 Scheme (which will continue in operation for other executives). The Committee intends that the maximum value of share awards initially made under the PSP will be 150% of base salary. However, the Committee has power in exceptional circumstances (such as the recruitment of

an executive director) to make share awards up to a maximum value of 300% of base salary. Awards will be released after three years to the extent a performance condition is met. One-third of the award will be subject to a TSR target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile. The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (which will be measured before exceptional items and goodwill amortisation). For the three-year cycle commencing in 2004/05, full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%.

The Committee considers the use of two measures, in these proportions, is appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore brings a market perspective to the PSP. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the Group's strategic goals. The Committee has determined these initial threshold and maximum vesting levels after considering the Company's historic performance, future plans and on the basis of external advice. The Committee considers that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting in the light of the Group's diverse business. These target levels will be kept under periodic review by the Committee. There will be no retesting of either the TSR or EPS performance measures.

If shareholder approval is not obtained for the two new plans, the Committee intends to continue to operate the Deferred Share Scheme and the 1995 Scheme on a similar basis to 2003/04.

The Save-As-You-Earn Share Option Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price.

In the year to 31 July 2004, executive directors exercised share options and at 31 July 2004 held unexercised options as described in the table on pages 13 to 15.

There were no changes in the options held by directors between 31 July 2004 and 21 September 2004, save that Messrs Kinet, Langston and Lindh exercised SAYE options as described on page 12. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings and options to acquire shares in the Company.

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the Deferred Share Scheme and also defined benefit pension arrangements, was as follows:

	2004 £000	2003 £000
Fees, salaries and benefits	**3,839**	3,639
Performance-related bonuses	**2,541**	1,545
Gain from exercise of share options	**–**	7
Incremental loss from deferred share scheme exercises	**(42)**	(63)
Payments in lieu of pension contribution	**609**	591
	6,947	5,719

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2004 £000	2003 £000	2004 £000	2004 £000	2004 £000	2004 £000	2003 £000
Former Chairman							
K Orrell-Jones	**240**	210	**22**	–	–	**262**	237
Chief Executive							
K O Butler-Wheelhouse	**757**	735	**61**	**777**	**379**	**1,974**	1,682
Executive directors							
J Ferrie	**366**	355	**70**	**354**	**146**	**936**	784
L H N Kinet	**335**	325	**172**	**251**	**84**	**842**	705
J Langston	**335**	325	**34**	**252**	–	**621**	568
D P Lillycrop	**319**	310	**57**	**286**	–	**662**	530
E Lindh	**335**	325	**23**	**321**	–	**679**	493
A M Thomson	**407**	395	**36**	**300**	–	**743**	611
Non-executive directors							
Sir Nigel Broomfield	**40**	30	–	–	–	**40**	30
D H Brydon (appointed 19/04/04)	**23**	–	–	–	–	**23**	–
Sir Colin Chandler	**80**	65	–	–	–	**80**	65
J M Hignett (retired 12/11/02)	–	10	–	–	–	–	10
Sir Julian Horn-Smith	**42**	30	–	–	–	**42**	30
P J Jackson (appointed 01/12/03)	**27**	–	–	–	–	**27**	–
R W O'Leary	**40**	30	–	–	–	**40**	30
Lord Robertson (appointed 15/02/04)	**18**	–	–	–	–	**18**	–
	3,364	3,145	**475**	**2,541**	**609**	**6,989**	5,775

1. Shares which may be awarded under the Deferred Share Scheme are as set out in the directors' share options table on pages 13 to 15.

2. Mr Butler-Wheelhouse waives a small part of his payment in lieu of pension contribution in return for an equivalent contribution to the Smiths Industries Pension Scheme.

PENSIONS

	Age at 31 July 2004	Accrued entitlement at 31 July 2003 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2004 (A) £000	Transfer value of accrued benefits at 31 July 2003 (B) £000	The amount of (A – B) less contributions made by the director in 2004 £000	Accrued entitlement at 31 July 2004 £000
J Langston	54	125	6	12	2,094	1,802	286	141
D P Lillycrop	48	105	6	8	1,320	1,155	159	116
E Lindh	59	218	21	12	4,308	3,853	434	236
A M Thomson	57	152	26	21	3,057	2,542	489	177

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2004	31 July 2003
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	0*
K O Butler-Wheelhouse	**212,685**	156,715
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**51,939**	32,911
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0*
L H N Kinet	**9,968**	2,152
J Langston	**81,361**	63,270
D P Lillycrop	**70,043**	67,144
E Lindh	**91,410**	68,887
R W O'Leary	**0**	2,642
K Orrell-Jones	**3,226**	3,226
Lord Robertson of Port Ellen	**0**	0*
A M Thomson	**72,014**	62,178

*indicates holding at date of appointment

These interests include beneficial interests of the directors and their families in the Company's shares held in PEPs, ISAs, trusts and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the Company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the Company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements entered into following the merger of TI Group plc with the Company, which are expected to vest on or after 27 September 2004.

The Company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July and 21 September 2004 other than the exercise, on 4 August 2004, of options under the Smiths Industries 1982 SAYE Share Option Scheme by Messrs Kinet, Langston and Lindh, who each acquired 1,593 shares. Mr D J Challen held 2,000 shares on his appointment as a director on 21 September 2004.

SHARE OWNERSHIP

It is the Company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

SERVICE CONTRACTS

The Company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Mr Butler-Wheelhouse is employed under a service contract with the Company dated 26 September 2001. Mr Butler-Wheelhouse's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 62, increased from age 60 in November 2003), but may be terminated by 12 months' notice given by the Company or six months' notice given by Mr Butler-Wheelhouse. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(a) the salary Mr Butler-Wheelhouse would have received during the notice period;

(b) an amount equal to 50% of the maximum bonus potential that Mr Butler-Wheelhouse was entitled to receive under the executive bonus scheme for the then current bonus year;

(c) the annual cost to the Company of providing all other benefits to which Mr Butler-Wheelhouse is entitled under his contract, which has been pre-agreed as 10% of basic salary; and

(d) one year's payment in lieu of pension contribution.

Messrs Langston, Lillycrop, Lindh and Thomson are all employed under service contracts with the Company dated 26 September 2001. Each service contract is for an indefinite term ending automatically on the anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the Company or six months' notice given by the director concerned. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice on the same terms as those applicable to Mr Butler-Wheelhouse, save that the payment at item (d) is replaced by an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, for Mr Langston and Mr Lillycrop, the Company has given its irrevocable consent to early payment of their pension from age 50 and without actuarial reduction from age 55.

Mr Kinet is employed under a service contract with the Company dated 24 January 2000. Mr Kinet's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by either the Company or Mr Kinet.

Dr Ferrie is employed under a service contract with the Company dated 31 January 2000. Dr Ferrie's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the Company or six months' notice given by Dr Ferrie.

There are no specific termination provisions in Mr Kinet's or Dr Ferrie's service contracts. In case of early termination, the Company may be liable to pay an amount in damages, having regard to salary and other benefits the executive would have received had he served out his notice period and taking into account the executive's duty to mitigate his loss.

EXTERNAL APPOINTMENTS

Subject to the overriding requirements of the Company, the Committee is prepared to allow executive directors to accept external appointments where it considers that such appointments will contribute to the director's breadth of knowledge and experience. Directors are permitted to retain fees associated with such appointments.

The total amounts of fees earned in the year to 31 July 2004 by Mr Butler-Wheelhouse, Dr Ferrie, Mr Lindh and Mr Thomson in respect of non-executive directorships elsewhere were £41,952, £5,538, £24,000 and £38,851, respectively.

NON-EXECUTIVE DIRECTORS

Non-executive directors (excluding the Chairman) were paid fees totalling £270,000 in the year to 31 July 2004. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was increased from £30,000 per annum to £40,000 per annum; this was the first such increase since August 2000 and took account of an increased time commitment as well as market trends. The non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

AUDITABLE PART

The directors' remuneration tables and accompanying notes on pages 10 and 11, the directors' pensions table and accompanying notes on page 11, and the directors' share options table on pages 13 to 15 have been audited.

The Remuneration Report has been approved by the Board and signed on its behalf by:

SIR JULIAN HORN-SMITH

22 September 2004

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2004	Options held on 31 July 2003	Option data					Options exercised 2003/04				
		Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
K O Butler-Wheelhouse	95 ESOS	68,043	68,043	A	823.00p	25/10/96	25/10/99	25/10/06					
		83,540	83,540	A	934.00p	17/10/97	17/10/00	17/10/07					
		122,718	122,718	A	765.00p	21/10/98	21/10/01	21/10/08					
		16,806	16,806	A	858.50p	01/10/99	01/10/02	01/10/09					
		53,230	53,230	A	807.00p	01/12/00	01/12/03	01/12/10					
		47,800	47,800	A	790.00p	19/04/01	19/04/04	19/04/11					
		86,849	86,849	B	806.00p	09/04/02	09/04/05	09/04/12					
		86,848	86,848	C	806.00p	09/04/02	09/04/05	09/04/12					
		112,500	112,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		112,500	112,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		113,125	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		113,125	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,964	2,964		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	0	17,964		0.10p	04/12/00	04/12/03	04/11/07	25/05/04	17,964	0.10p	810.20p	699.00p
		38,758	38,758		0.10p	22/11/01	22/11/04	22/10/08					
		29,507	29,507		0.10p	24/10/02	24/10/05	24/09/09					
		45,396	0		0.10p	24/10/03	24/10/06	24/09/10					
J Ferrie	95 ESOS	55,424	55,424	A	765.00p	11/04/00	11/04/03	11/04/10					
		31,895	31,895	A	807.00p	01/12/00	01/12/03	01/12/10					
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		39,702	39,702	B	806.00p	09/04/02	09/04/05	09/04/12					
		39,702	39,702	C	806.00p	09/04/02	09/04/05	09/04/12					
		54,250	54,250	B	654.00p	02/10/02	02/10/05	02/10/12					
		54,250	54,250	C	654.00p	02/10/02	02/10/05	02/10/12					
		54,500	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		54,500	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07					
	DSS	22,438	22,438		0.10p	22/11/01	22/11/04	22/10/08					
		10,473	10,473		0.10p	24/10/02	24/10/05	24/09/09					
		19,028	0		0.10p	24/10/03	24/10/06	24/09/10					
L H N Kinet	95 ESOS	59,733	59,733	A	750.00p	31/03/00	31/03/03	31/03/10					
		33,308	33,308	A	807.00p	01/12/00	01/12/03	01/12/10					
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05					
		1,795	0		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	2,152	2,152		0.10p	24/10/02	24/10/05	24/09/09					
		7,816	0		0.10p	24/10/03	24/10/06	24/09/10					
J Langston	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,593	1,593		608.00p	11/05/01	01/08/04	01/02/05					
		1,795	0		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	9,147	9,147		0.10p	24/10/02	24/10/05	24/09/09					
		18,091	0		0.10p	24/10/03	24/10/06	24/09/10					
	TI 90 ESOS	14,264	14,264		1,097.82p	02/04/97	02/04/00	02/04/07					
		18,691	18,691		1,219.80p	08/09/97	08/09/00	08/09/07					
		14,756	14,756		1,026.67p	13/03/98	13/03/01	13/03/08					
		4,918	4,918		849.79p	06/08/98	06/08/01	06/08/08					
		51,401	51,401		943.31p	11/03/99	11/03/02	11/03/09					
	TI 99 ESOS	61,485	61,485		907.23p	24/05/99	24/05/02	24/05/09					
		98,376	98,376		661.23p	06/03/00	06/03/03	06/03/10					
		98,376	98,376		626.16p	31/03/00	31/03/03	31/03/10					

		Options held on 31 July 2004	Options held on 31 July 2003	Option data					Options exercised 2003/04				
		Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
D P Lillycrop	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12					
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12					
		47,500	47,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		47,500	47,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		47,750	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		47,750	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,539	1,539		645.00p	09/05/02	01/08/07	01/02/08					
		1,185	1,185		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	20,697	20,697		0.10p	22/11/01	22/11/04	22/10/08					
		8,876	8,876		0.10p	24/10/02	24/10/05	24/09/09					
		14,219	0		0.10p	24/10/03	24/10/06	24/09/10					
	TI 90 ESOS	0	2,459		846.74p	19/04/94	19/04/97	19/04/04					
		2,459	2,459		1,058.18p	15/04/96	15/04/99	15/04/06					
		11,067	11,067		1,121.20p	09/09/96	09/09/99	09/09/06					
		15,248	15,248		1,097.82p	02/04/97	02/04/00	02/04/07					
		19,675	19,675		1,219.80p	08/09/97	08/09/00	08/09/07					
		23,364	23,364		1,026.67p	13/03/98	13/03/01	13/03/08					
		17,953	17,953		849.79p	06/08/98	06/08/01	06/08/08					
		36,153	36,153		943.31p	11/03/99	11/03/02	11/03/09					
	TI 99 ESOS	61,731	61,731		907.23p	24/05/99	24/05/02	24/05/09					
		106,246	106,246		661.23p	06/03/00	06/03/03	06/03/10					
		106,246	106,246		626.16p	31/03/00	31/03/03	31/03/10					
E Lindh	84 ESOS	8,851	8,851		451.00p	21/10/94	21/10/97	21/10/04					
	95 ESOS	4,905	4,905	A	632.00p	20/12/95	20/12/98	20/12/05					
		18,814	18,814	A	823.00p	25/10/96	25/10/99	25/10/06					
		19,311	19,311	A	934.00p	17/10/97	17/10/00	17/10/07					
		35,015	35,015	A	765.00p	21/10/98	21/10/01	21/10/08					
		32,001	32,001	A	858.50p	01/10/99	01/10/02	01/10/09					
		36,631	36,631	A	750.00p	31/03/00	31/03/03	31/03/10					
		40,903	40,903	A	807.00p	01/12/00	01/12/03	01/12/10					
		29,400	29,400	A	790.00p	19/04/01	19/04/04	19/04/11					
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12					
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,593	1,593		608.00p	10/05/01	01/08/04	01/02/05					
		1,795	0		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	0	10,128		0.10p	04/12/00	04/12/03	04/11/07	17/03/04	10,128	0.10p	810.20p	655.00p
		11,610	11,610		0.10p	22/11/01	22/11/04	22/10/08					
		4,920	4,920		0.10p	24/10/02	24/10/05	24/09/09					
		12,395	0		0.10p	24/10/03	24/10/06	24/09/10					
A M Thomson	84 ESOS	62,500	62,500		480.00p	18/04/95	18/04/98	18/04/05					
	95 ESOS	20,569	20,569	A	632.00p	20/12/95	20/12/98	20/12/05					
		22,989	22,989	A	823.00p	25/10/96	25/10/99	25/10/06					
		21,590	21,590	A	934.00p	17/10/97	17/10/00	17/10/07					
		31,982	31,982	A	765.00p	21/10/98	21/10/01	21/10/08					
		24,790	24,790	A	858.50p	01/10/99	01/10/02	01/10/09					
		31,598	31,598	A	807.00p	01/12/00	01/12/03	01/12/10					
		26,250	26,250	A	790.00p	19/04/01	19/04/04	19/04/11					
		44,665	44,665	B	806.00p	09/04/02	09/04/05	09/04/12					
		44,665	44,665	C	806.00p	09/04/02	09/04/05	09/04/12					
		60,500	60,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		60,500	60,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		60,875	0	B	669.00p	01/10/03	01/10/06	01/10/13					
		60,875	0	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07					
	DSS	0	4,849		0.10p	20/10/97	20/10/00	20/09/04	07/07/04	4,849	0.10p	840.00p	703.50p
		7,272	7,272		0.10p	17/11/98	17/11/01	17/10/05					
		6,190	6,190		0.10p	03/11/99	03/11/02	03/10/06					
		9,555	9,555		0.10p	04/12/00	04/12/03	04/11/07					
		16,584	16,584		0.10p	22/11/01	22/11/04	22/10/08					
		10,652	10,652		0.10p	24/10/02	24/10/05	24/09/09					
		15,709	0		0.10p	24/10/03	24/10/06	24/09/10					

Key

84 ESOS	The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS	The Smiths Industries 1995 Executive Share Option Scheme
SAYE	The Smiths Industries 1982 SAYE Share Option Scheme
DSS	The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS	The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS	The TI Group 1999 Executive Share Option Scheme

Performance tests

A	Total Shareholder Return of the Company versus the Total Return of FTSE General Industrials Index
B	EPS growth versus UK RPI Index + 3% per annum
C	EPS growth versus UK RPI Index + 4% per annum

* The Vesting Dates shown above in respect of options granted under the Smiths Industries 1995 Executive Share Option Scheme are subject to the relevant performance test being passed.

** Market price of a Smiths share at date of grant (if different from exercise price). The exercise price of options under the Smiths Industries 1982 SAYE Share Option Scheme is set at 20% less than the mid-market closing price of a Smiths share on the business day preceding the date of grant. The market prices for Deferred Share Scheme options are actual prices paid for the matching shares purchased by the optionholders.

† Mid-market closing quotation from the London Stock Exchange Daily Official List.

Notes

The high and low market closing prices of the ordinary shares during the period 1 August 2003 to 31 July 2004 were 800p and 606p respectively.

The mid-market price on 31 July 2003 was 732p and on 31 July 2004 was 730p.

Of the 4.341m shares under options granted to directors under the executive and savings-related share option schemes operated by the Company, 2.113m shares were granted at exercise prices above the market price of a Smiths Group share on 21 September 2004 (724.5p) and 2.228m shares were at exercise prices below the market price on that date.

None of the options listed above was subject to any payment on grant.

An option granted to Mr D P Lillycrop under the TI Group (1990) Executive Share Option Scheme lapsed on 19 April 2004; no other options held by any director lapsed during the period 1 August 2003 to 31 July 2004.

Messrs Kinet, Langston and Lindh each exercised their 10 May 2001 Issue SAYE options on 4 August 2004; otherwise no options have been granted or exercised or have lapsed during the period 31 July to 21 September 2004.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share exceeding the UK RPI plus a fixed percentage. There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

Deferred Share Scheme options were granted on 24 October 2003 at an Exercise Price of 0.1p per share and match shares purchased in the market by the grantee on that day. At 31 July 2004 the trustee of the Deferred Share Scheme held 677,989 shares for the benefit of senior executives (including the directors as disclosed above). The market value of these shares at that date was £4.959m and dividends of approximately £151,325 were waived in the year in respect of the shares.

Special provisions permit early exercise of options in the event of retirement; redundancy; death; etc.

No other director held any options over the Company's shares during the period 1 August 2003 to 31 July 2004.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the year, and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SMITHS GROUP PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheet, the cash-flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ('the auditable part').

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Statutory Reports and Accounts, comprising the Annual Review 2004 and the Directors' Report and Financial Statements 2004, in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Statutory Reports and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Annual Review 2004, the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Statement of Directors' Responsibilities and the Five Year Review.

We review whether the Corporate Governance statement in the Directors' Report reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 July 2004 and of the profit and cash-flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London

22 September 2004

NOTES

(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Year ended 31 July 2004					Year ended 31 July 2003				
		Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations		2,649.4				2,649.4	2,629.2				2,629.2
Acquisitions		29.0				29.0					
Discontinued businesses			55.0			55.0		426.9			426.9
Turnover	1 & 2	2,678.4	55.0			2,733.4	2,629.2	426.9			3,056.1
Continuing operations		356.6		(35.6)	(30.9)	290.1	371.9		(32.4)		339.5
Acquisitions		3.5		(1.5)		2.0					
Discontinued businesses			2.2	(1.9)		0.3		51.9	(11.7)		40.2
Operating profit	4	360.1	2.2	(39.0)	(30.9)	292.4	371.9	51.9	(44.1)		379.7
Exceptional items											
– exceptional property profit	5				12.1	12.1					
– profit on disposal of businesses	5				7.8	7.8				14.5	14.5
– write-down of goodwill on anticipated future disposal										(137.0)	(137.0)
Profit before interest and tax		360.1	2.2	(39.0)	(11.0)	312.3	371.9	51.9	(44.1)	(122.5)	257.2
Net interest payable	6	(13.0)	(2.4)			(15.4)	(20.3)	(17.3)			(37.6)
Other finance income/(costs) – retirement benefits	6	3.2				3.2	(2.2)				(2.2)
Profit/(loss) before taxation		350.3	(0.2)	(39.0)	(11.0)	300.1	349.4	34.6	(44.1)	(122.5)	217.4
Taxation	8	(92.8)		4.4	1.2	(87.2)	(94.3)	(9.4)	3.9	(5.3)	(105.1)
Profit/(loss) after taxation		257.5	(0.2)	(34.6)	(9.8)	212.9	255.1	25.2	(40.2)	(127.8)	112.3
Minority interests							(0.5)	(0.3)			(0.8)
Profit/(loss) for the period		257.5	(0.2)	(34.6)	(9.8)	212.9	254.6	24.9	(40.2)	(127.8)	111.5
Dividends	9	(151.6)				(151.6)	(145.4)				(145.4)
Retained profit/(loss)		105.9	(0.2)	(34.6)	(9.8)	61.3	109.2	24.9	(40.2)	(127.8)	(33.9)
Earnings/(loss) per share	10										
Basic		45.9p		(6.2p)	(1.7p)	38.0p	45.6p	4.5p	(7.2p)	(22.9p)	20.0p
Diluted		45.8p		(6.2p)	(1.7p)	37.9p	45.5p	4.5p	(7.2p)	(22.9p)	19.9p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004 £m	2003 £m
Profit for the financial year attributable to shareholders	212.9	111.5
Exchange (loss)/gain	(45.0)	14.7
Taxation recognised on exchange (losses)/gains:		
Current – United Kingdom	(0.4)	5.3
Deferred – United States		3.7
FRS17 – Retirement Benefits:		
Actuarial gains/(losses) on retirement benefit schemes – gross	145.5	(258.6)
Deferred tax (charge)/credit related thereto	(39.3)	73.4
	273.7	(50.0)

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

Notes on pages 20 to 43 form part of these accounts.

BALANCE SHEETS

	Note	Consolidated 31 July 2004 £m	Consolidated 31 July 2003 (restated) £m	Company 31 July 2004 £m	Company 31 July 2003 £m
Fixed assets					
Intangible assets	13	**728.2**	830.2		
Tangible assets	14	**423.5**	557.6	**26.1**	64.0
Investments and advances – TI Automotive Limited preference shares	16	**325.0**	325.0		
– other	16	**2.3**	2.8	**2,276.3**	2,104.1
		1,479.0	1,715.6	**2,302.4**	2,168.1
Current assets					
Stocks	17	**423.5**	489.5		62.3
Debtors – amounts falling due within one year	18	**620.4**	662.6	**15.8**	113.1
– amounts falling due after more than one year	18	**9.2**	10.8	**3.7**	2.5
Cash at bank and on deposit	21	**449.2**	82.0	**168.2**	89.9
		1,502.3	1,244.9	**187.7**	267.8
Creditors: amounts falling due within one year	20	**(1,077.1)**	(912.7)	**(594.5)**	(580.1)
Net current assets/(liabilities)		**425.2**	332.2	**(406.8)**	(312.3)
Total assets less current liabilities		**1,904.2**	2,047.8	**1,895.6**	1,855.8
Creditors: amounts falling due after more than one year	20	**(499.6)**	(754.4)	**(309.7)**	(558.4)
Provisions for liabilities and charges	24	**(120.0)**	(116.0)	**(5.5)**	(20.8)
Net assets excluding pension assets/liabilities		**1,284.6**	1,177.4	**1,580.4**	1,276.6
Pension assets	11	**72.7**	25.3		
Retirement benefit liabilities	11	**(234.8)**	(333.7)	**(39.9)**	(38.7)
Net assets including pension assets/liabilities		**1,122.5**	869.0	**1,540.5**	1,237.9
Capital and reserves					
Called up share capital	27	**140.3**	139.8	**140.3**	139.8
Share premium account	28	**183.0**	170.0	**183.0**	170.0
Revaluation reserve	28	**1.7**	2.6	**0.5**	0.5
Merger reserve	28	**234.8**	234.8	**180.5**	180.5
Profit and loss account	28	**562.7**	310.0	**1,036.2**	747.1
Shareholders' equity	29	**1,122.5**	857.2	**1,540.5**	1,237.9
Minority equity interests			11.8		
Capital employed		**1,122.5**	869.0	**1,540.5**	1,237.9

The consolidated balance sheet at 31 July 2003 has been restated to reflect the requirements of the Urgent Issues Task Force Abstract 38 (see note 29).

The accounts on pages 17 to 43 were approved by the Board of Directors on 22 September 2004 and were signed on its behalf by:

KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

ALAN M THOMSON
FINANCIAL DIRECTOR

CASH-FLOW STATEMENT

	Note	Year ended 31 July 2004 £m	Year ended 31 July 2003 £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		**292.4**	379.7
Exceptional items		**30.9**	
Operating profit before exceptional items		**323.3**	379.7
Goodwill amortisation		**39.0**	44.1
Depreciation		**72.1**	88.9
Retirement benefits		**(22.9)**	(4.6)
Increase in stocks		**(2.4)**	(1.6)
Increase in debtors		**(78.8)**	(55.8)
Increase in creditors		**52.6**	15.8
Net cash inflow from normal operating activities		**382.9**	466.5
Exceptional restructuring expenditure		**(23.0)**	(22.8)
Net cash inflow from operating activities		**359.9**	443.7

Cash-flow statement

	Note	Year ended 31 July 2004 £m	Year ended 31 July 2003 £m
Net cash inflow from operating activities		**359.9**	443.7
Returns on investments and servicing of finance	22c	**10.5**	(26.1)
Tax paid		**(61.5)**	(60.8)
Capital expenditure (less asset sale proceeds)	14	**(53.9)**	(86.3)
		255.0	270.5
Acquisitions and disposals	25 & 26	**291.4**	(92.0)
Equity dividends paid		**(145.6)**	(142.5)
Management of liquid resources	21	**(383.7)**	2.3
Financing	21	**21.2**	(68.7)
Increase/(decrease) in cash		**38.3**	(30.4)
Reconciliation to net debt			
Net debt at 1 August		**(715.1)**	(725.2)
Increase/(decrease) in cash		**38.3**	(30.4)
Increase/(decrease) in short-term deposits	21	**383.7**	(2.3)
(Increase)/decrease in other borrowings	21	**(10.9)**	73.4
Loan note repayments	21	**2.9**	1.2
Term debt acquired with acquisitions			(13.1)
Exchange gain/(loss)		**28.4**	(18.7)
Net debt at 31 July	21	**(272.7)**	(715.1)

Notes on pages 20 to 43 form part of these accounts.

ACCOUNTING POLICIES

ACCOUNTING CONVENTION
The accounts have been prepared in accordance with the Companies Act 1985, as amended and with all applicable financial reporting and accounting standards under the historical cost convention modified to include the revaluation of certain properties.

BASIS OF CONSOLIDATION
The consolidated financial statements include those of the parent company and its subsidiary undertakings.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition. Disposals are consolidated until the date of disposal.

Up to 1 August 1998, goodwill arising on consolidation was set against reserves in the year of acquisition. Goodwill impairment on prospective disposals is recognised through the Profit and Loss Account.

Goodwill arising from acquisitions after 1 August 1998 is capitalised at cost, and amortised on a straight-line basis over an estimated useful economic life of up to 20 years.

TURNOVER
Turnover represents the invoiced amount of goods sold and services provided during the year, after the deduction of trade discounts and sales related taxes, and the value of work undertaken during the year on long-term contracts.

RESEARCH AND DEVELOPMENT
Expenditure, other than that recoverable from third parties, is written off in the year in which it is incurred.

FIXED ASSETS
Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%, Short leasehold property – over the period of the lease, Plant, machinery, etc. – 10% to 20%, Motor vehicles – 25%, Tools and other equipment – 10% to 33%.

Fixed assets held under finance leases are capitalised and depreciated in accordance with the Company's depreciation policy. The capital element of future lease payments is included in creditors.

Payments made under operating leases are charged to the profit and loss account as incurred over the term of the lease.

FREEHOLD PROPERTIES
These financial statements include certain properties at 1974 valuation, less depreciation on the enhanced values calculated in accordance with the policy set out above. The directors have decided to invoke the transitional provisions of FRS15 – Tangible Fixed Assets, and do not intend to revalue these properties every year.

LEASED PROPERTIES
Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

STOCKS
Stocks and work in progress are valued at cost, including related production overheads, reduced to estimated net realisable value where appropriate. Profit is taken on long-term contracts by reference to the work completed. Provision for losses is made as soon as they are recognised.

FINANCIAL INSTRUMENTS
Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Discounts, premia and related costs of issue are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates and foreign exchange rates.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument.

Foreign currency assets and liabilities covered by forward contracts are translated at the contract rates of exchange. Other assets and liabilities in foreign currencies are translated at closing rates.

FOREIGN CURRENCIES
The profit and loss accounts of overseas subsidiaries are translated into sterling at average rates of exchange for the year.

Exchange adjustments arising from the retranslation of opening net assets in overseas subsidiaries and their results for the year at closing rates, and the translation of foreign currency borrowings to match overseas investments, are taken to the statement of total recognised gains and losses. All other exchange gains and losses are taken to the profit and loss account.

TAXATION
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as disclosed in the financial statements, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

POST-RETIREMENT BENEFITS
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at year-end AA corporate bond interest rates.

Amounts charged in respect of defined contribution schemes are the contributions payable in the year.

1 ANALYSES OF TURNOVER, PROFIT AND ASSETS (ORDINARY ACTIVITIES)

	Turnover		Profit		Assets	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 (restated) £m
Market						
Aerospace	**1,005.8**	998.2	**99.7**	105.5	**520.6**	587.5
Detection	**317.1**	273.3	**55.6**	70.6	**330.8**	311.1
Medical	**487.7**	486.1	**91.6**	87.9	**341.2**	385.4
Specialty Engineering	**867.8**	871.6	**113.2**	107.9	**364.7**	451.7
	2,678.4	2,629.2	**360.1**	371.9	**1,557.3**	1,735.7
Discontinued businesses	**55.0**	426.9	**2.2**	51.9		145.0
	2,733.4	3,056.1	**362.3**	423.8	**1,557.3**	1,880.7
Goodwill amortisation			**(39.0)**	(44.1)		
Exceptional items			**(11.0)**	(122.5)		
Net interest/net borrowings			**(15.4)**	(37.6)	**(272.7)**	(715.1)
Retirement benefits – net finance income/(costs)			**3.2**	(2.2)		
– net liabilities					**(162.1)**	(308.4)
Profit before tax/net assets			**300.1**	217.4	**1,122.5**	857.2
Geographical origin						
United Kingdom	**784.9**	762.3	**46.0**	52.6	**306.7**	522.5
North America	**1,472.6**	1,513.3	**221.0**	241.4	**923.5**	847.8
Europe	**471.7**	399.6	**69.5**	58.0	**268.4**	322.9
Other overseas	**188.6**	165.1	**23.6**	19.9	**58.7**	42.5
Inter-company	**(239.4)**	(211.1)				
	2,678.4	2,629.2	**360.1**	371.9	**1,557.3**	1,735.7

Operating profit from continuing activities after exceptional items amounted to £292.1m (2003 £339.5m) after charging goodwill amortisation of £37.1m (2003 £32.4m) and exceptional items of £30.9m (2003 £nil).

Net assets for 2003 have been restated after deducting £5.4m relating to the Company's own shares held by Employee Ownership Plan (ESOP) Trusts (note 16).

The above segmental analyses include the following contributions from acquisitions made during the year:

	Turnover £m	Profit £m
Market		
Aerospace	**15.8**	**1.7**
Detection	**4.4**	**0.4**
Medical	**1.3**	**0.5**
Specialty Engineering	**7.5**	**0.9**
	29.0	**3.5**
Geographical origin		
United Kingdom	**2.3**	**0.1**
North America	**26.8**	**3.4**
Europe	**0.2**	
Inter-company	**(0.3)**	
	29.0	**3.5**

Goodwill amortisation of £39.0m comprised:

	Continuing activities £m	Acquisitions £m	Discontinued businesses £m	2004 Total £m	2003 Total £m
Aerospace	11.0	0.5		**11.5**	13.2
Detection	13.5	0.5		**14.0**	9.4
Medical	3.8	0.1		**3.9**	3.9
Specialty Engineering	7.3	0.4	1.9	**9.6**	17.6
	35.6	1.5	1.9	**39.0**	44.1

2 ANALYSIS OF TURNOVER BY DESTINATION (ORDINARY ACTIVITIES)

	2004 £m	2003 £m
United Kingdom	**333.4**	319.5
North America	**1,458.7**	1,497.0
Europe	**497.1**	477.3
Japan	**89.2**	95.0
Other overseas	**300.0**	240.4
	2,678.4	2,629.2
Discontinued businesses	**55.0**	426.9
	2,733.4	3,056.1

3 ANALYSIS OF COSTS

	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	2004 Total £m	2003 Total £m
Cost of sales						
Continuing operations	1,583.2			7.1	**1,590.3**	1,568.4
Acquisitions	20.9				**20.9**	
	1,604.1			7.1	**1,611.2**	1,568.4
Discontinued businesses		34.2			**34.2**	247.1
	1,604.1	34.2		7.1	**1,645.4**	1,815.5
Sales and distribution costs						
Continuing operations	279.3			1.1	**280.4**	286.1
Acquisitions	1.7				**1.7**	
	281.0			1.1	**282.1**	286.1
Discontinued businesses		7.2			**7.2**	51.1
	281.0	7.2		1.1	**289.3**	337.2
Administrative expenses						
Continuing operations	430.3		35.6	22.7	**488.6**	435.2
Acquisitions	2.9		1.5		**4.4**	
	433.2		37.1	22.7	**493.0**	435.2
Discontinued businesses		11.4	1.9		**13.3**	88.5
	433.2	11.4	39.0	22.7	**506.3**	523.7

4 OPERATING PROFIT IS AFTER CHARGING

	2004 £m	2003 £m
Goodwill amortisation	**39.0**	44.1
Depreciation of fixed assets	**72.1**	88.9
Research and development expenditure	**136.8**	129.7
Operating leases – land and buildings	**21.9**	21.6
– other	**8.7**	8.6
Amounts paid to PricewaterhouseCoopers LLP:		
Audit fees – parent	**0.1**	0.1
– other	**3.4**	3.8
Other assurance services – due diligence	**0.3**	
– vendor assistance	**0.2**	0.7
– other	**0.2**	0.1
Taxation – compliance services	**0.2**	0.2
– advisory services	**2.1**	0.2
Other fees	**0.1**	

5 EXCEPTIONAL ITEMS

a) Operating

Exceptional restructuring costs:

	2004 £m	2003 £m
Aerospace	**15.2**	
Detection	**3.1**	
Medical	**12.6**	
	30.9	

A restructuring programme has been initiated which will give rise to exceptional charges spread over 2004 and 2005, of which £30.9m has been charged in this period. The costs relate to improving competitiveness in Aerospace; the rationalisation of distribution and manufacturing in Medical; and the complete integration of the X-ray and trace detection activities in Detection.

b) Non-operating

	2004 £m	2003 £m
Exceptional property profit	**12.1**	
Gain on disposal of businesses (note 26)	**7.8**	14.5
	19.9	14.5

6 NET INTEREST PAYABLE

	2004 £m	2003 £m
Interest receivable	**17.5**	3.3
Other financing gains	**9.3**	7.5
Interest payable:		
Bank loans and overdrafts repayable within five years	**(7.0)**	(14.1)
Other loans repayable within five years	**(10.1)**	(12.7)
Other loans repayable in more than five years	**(25.0)**	(21.5)
Finance leases	**(0.1)**	(0.1)
	(15.4)	(37.6)
Other finance income/(costs): retirement benefits		
Expected return on pension scheme assets	**163.4**	152.7
Interest on retirement benefit liabilities	**(160.2)**	(154.9)
	3.2	(2.2)

Interest is allocated to discontinued businesses on the basis of net proceeds receivable.

7 PROFIT ATTRIBUTABLE TO THE PARENT COMPANY

Profits for the financial year of £438.1m (2003 £854.2m) were recorded in the accounts of Smiths Group plc. The directors have taken advantage of the exemption afforded by Section 230 of the Companies Act 1985 not to present a separate profit and loss account for the parent company.

8 TAXATION

	2004 £m	2003 £m
Taxation on the profit for the year		
UK corporation tax at 30% (2003 30%)	**39.3**	27.8
Double taxation relief	**(49.2)**	(13.8)
	(9.9)	14.0
Overseas taxation	**82.2**	76.4
	72.3	90.4
Tax relief on exceptional items – restructuring charges and property disposal (note 5)	**(5.8)**	
Current taxation	**66.5**	90.4
Deferred taxation		
On ordinary and discontinued activities	**16.1**	9.4
On exceptional items – disposal of businesses	**4.6**	5.3
	20.7	14.7
Tax charge for the year	**87.2**	105.1

The deferred tax charge for the year arises from the origination and reversal of timing differences.

	2004 £m	2003 £m
Tax reconciliation		
Profit before taxation	**300.1**	217.4
Effective taxation at 30%	**90.0**	65.2
Effect of higher overseas rates of tax	**8.8**	9.9
Effect of reversal of timing differences	**(20.7)**	(14.7)
Global tax incentives	**(13.8)**	(11.8)
Tax relief on employee share schemes		(0.3)
Tax effect of exceptional charges	**2.2**	42.1
Current tax charge for the year	**66.5**	90.4

9 DIVIDENDS

	2004 £m	2003 £m
Ordinary interim paid 8.75p per share (2003 8.75p)	**49.1**	48.9
Ordinary final proposed 18.25p per share (2003 17.25p)	**102.5**	96.5
	151.6	145.4

10 EARNINGS PER SHARE

	2004	2003
Separate figures are given for earnings per share related to the weighted average number of shares in issue:		
Basic	**560,656,310**	558,610,819
Effect of dilutive share options	**893,394**	838,286
Diluted	**561,549,704**	559,449,105

11 POST-RETIREMENT BENEFITS

Smiths operates a number of pension schemes throughout the world. The principal schemes are in the United Kingdom and in the United States and are of the defined benefit type, with assets held in separate trustee-administered funds. From 1 January 2004 the UK schemes introduced a new revalued career average benefit structure for new members.

Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with FRS17 – Retirement Benefits. The most recent actuarial valuations of the two principal UK schemes were performed using the Projected Unit Method as at 31 March 2003 and 5 April 2003. The most recent valuations of the principal US pension and post-retirement healthcare plans were performed at 1 January 2004. These valuations have been updated by independent qualified actuaries for the purposes of FRS17 in order to assess the liabilities of the schemes as at 31 July 2004. Scheme assets are stated at their market values at 31 July 2004.

Contributions to these schemes are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' working lives.

The Group provides a defined contribution (401K) plan for its USA employees.

The disclosures relate to all defined benefit retirement plans in the United Kingdom and the United States. Defined benefit plans in other territories, most of which are unfunded, have net pension liabilities of £14.2m (2003 £27.4m, including £12.5m for Polymer Sealing Solutions, sold in September 2003). No additional disclosure is given in respect of these plans on grounds of their immateriality. The principal assumptions used in updating the valuations are set out below.

	2004		2003		2002	
	UK	USA	UK	USA	UK	USA
Rate of increase in salaries	**3.6%**	**3.75%**	4.2%	4.0%	3.9%	4.2%
Rate of increase in pensions	**2.8%**	**n/a**	2.8%	n/a	2.5%	n/a
Discount rate	**5.7%**	**6.25%**	5.5%	6.5%	6.0%	7.0%
Inflation rate	**2.6%**	**2.75%**	2.7%	3.0%	2.4%	3.3%
Healthcare cost increases	**5.0%**	*	5.0%	**	5.0%	***

*10% per annum reducing by 1% per annum to 5% per annum in 2010
**10% per annum reducing by 1% per annum to 5% per annum in 2009
***10% per annum reducing by 1% per annum to 5% per annum in 2008

11 POST-RETIREMENT BENEFITS continued

The assets in the schemes and the expected rates of return as at 31 July were:

	2004				2003				2002			
	UK schemes		US schemes		UK schemes		US schemes		UK schemes		US schemes	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	**8.25%**	**1,124.4**	**9.0%**	**170.1**	8.25%	1,026.0	9.0%	183.9	8.25%	827.9	9.0%	158.1
Government bonds	**5.2%**	**644.3**	**5.25%**	**58.7**	4.8%	622.2	5.5%	46.7	4.9%	810.2	5.5%	38.7
Corporate bonds	**5.7%**	**225.1**	**6.25%**	**58.7**	5.5%	340.6	6.5%	55.5	6.0%	251.1	7.0%	54.6
Property	**7.25%**	**123.0**	**n/a**	**n/a**	7.25%	115.9	n/a	n/a	7.25%	115.8	n/a	n/a
Other	**5.0%**	**145.5**	**3.0%**	**8.2**	3.5%	69.1	3.0%	8.1	4.9%	78.2	3.5%	10.1
Total market value		**2,262.3**		**295.7**		2,173.8		294.2		2,083.2		261.5
Present value of funded pension scheme liabilities		**(2,320.0)**		**(366.1)**		(2,392.7)		(383.5)		(2,075.4)		(354.9)
(Deficit)/surplus		**(57.7)**		**(70.4)**		(218.9)		(89.3)		7.8		(93.4)
Unfunded pension plans		**(27.3)**		**(4.1)**		(26.8)		(4.7)		(19.7)		(4.5)
Post-retirement healthcare		**(18.9)**		**(68.9)**		(20.4)		(93.1)		(15.5)		(78.7)
		(103.9)		**(143.4)**		(266.1)		(187.1)		(27.4)		(176.6)
Related deferred tax asset		**25.5**		**59.7**		73.7		71.1		8.2		67.1
Net pension liability		**(78.4)**		**(83.7)**		(192.4)		(116.0)		(19.2)		(109.5)

At 31 July 2004, the net UK pension liability of £78.4m represented, net of related deferred tax, individual plan surpluses of £72.7m (2003 £25.3m) and deficits of £113.1m (2003 £178.5m) in funded pension plans and unfunded pension/post-retirement healthcare balances of £38.0m (2003 £39.2m). The liability of the US post-retirement healthcare plans has been reduced by US$25m to allow for the federal subsidy, under the US Medicare Prescription Drug Improvement and Modernization Act of 2003, to sponsors of such plans that are actuarially equivalent to Medicare Part D. All US plans were in deficit at 31 July 2003 and 31 July 2004.

The effect of retirement benefits calculated in accordance with FRS17 is included in the financial statements as follows:

Profit and Loss Account

	2004			2003		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Amounts charged to operating profit						
Current service cost	**31.5**	**12.8**	**2.8**	31.3	12.7	2.1
Past service cost/(credit)	**0.4**	**(0.1)**		1.3		0.2
Total operating charge	**31.9**	**12.7**	**2.8**	32.6	12.7	2.3
Exceptional items						
Curtailment gains – on disposal of Polymer	**(13.1)**					
– other disposals	**(0.5)**			(1.5)		
Amounts charged/(credited) to other finance charges						
Expected return on pension scheme assets	**(142.5)**	**(20.9)**		(132.7)	(20.0)	
Interest on pension scheme liabilities	**128.9**	**22.9**	**8.4**	122.6	24.5	7.8
Net financing return	**(13.6)**	**2.0**	**8.4**	(10.1)	4.5	7.8
Total charged to profit and loss account	**4.7**	**14.7**	**11.2**	21.0	17.2	10.1

11 POST-RETIREMENT BENEFITS continued

Analysis of amount recognised in Statement of Total Recognised Gains and Losses (STRGL)

	2004			2003		
	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	*Funded defined benefit pension schemes*		Unfunded pension/ post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Actual return less expected return on pension scheme assets	**14.0**	**10.7**		3.6	8.4	
Experience gains/(losses) arising on the scheme liabilities	**4.2**	**1.4**	**25.6**	29.6	3.9	(6.8)
Changes in assumptions underlying the present value of the scheme liabilities	**103.9**	**(8.5)**	**(5.8)**	(256.0)	(22.8)	(18.5)
Actuarial gains/(losses) recognised in the STRGL	**122.1**	**3.6**	**19.8**	(222.8)	(10.5)	(25.3)
Movement in surplus during the year:						
(Deficit)/surplus at beginning of year	**(218.9)**	**(89.3)**	**(145.0)**	7.8	(93.4)	(118.4)
Current service cost	**(31.5)**	**(12.8)**	**(2.8)**	(31.3)	(12.7)	(2.1)
Employer contributions	**43.8**	**20.1**	**6.4**	17.1	29.0	6.1
Past service costs	**(0.4)**	**0.1**		(1.3)		(0.2)
Curtailments	**13.6**			1.5		
Other finance income/(costs)	**13.6**	**(2.0)**	**(8.4)**	10.1	(4.5)	(7.8)
Actuarial gain/(loss) recognised in STRGL	**122.1**	**3.6**	**19.8**	(222.8)	(10.5)	(25.3)
Exchange		**9.9**	**10.8**		2.8	2.7
Deficit at end of year	**(57.7)**	**(70.4)**	**(119.2)**	(218.9)	(89.3)	(145.0)

Cash contributions

The Company contributions to the funded defined benefit pension plans for 2004 totalled £63.9m (2003 £46.1m) and slightly lower contributions will be made in 2005.

History of experience gains and losses

	2004			2003			2002		
	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans
	UK	US	UK & US	UK	US	UK & US	UK	US	UK & US
Difference between the expected and actual return on scheme assets:									
Amount (£m)	**14.0**	**10.7**		3.6	8.4		(307.1)	(61.6)	
Percentage of scheme assets	**1%**	**3%**		0%	3%		(15)%	(22)%	
Experience gains/(losses) on the scheme liabilities									
Amount (£m)	**4.2**	**1.4**	**25.6**	29.6	3.9	(6.8)	54.6	1.6	(9.1)
Percentage of scheme liabilities	**0%**	**0%**	**21%**	1%	1%	(5)%	3%	0%	(8)%
Total amount recognised in Statement of Total Recognised Gains and Losses (STRGL)									
Amount (£m)	**122.1**	**3.6**	**19.8**	(222.8)	(10.5)	(25.3)	(334.8)	(76.3)	(15.9)
Percentage of scheme liabilities	**5%**	**1%**	**17%**	(9)%	(3)%	(17)%	(16)%	(22)%	(13)%

12 EMPLOYEES

	2004 £m	2003 £m
Staff costs during the year		
Wages and salaries	**743.3**	828.7
Social Security	**80.5**	93.1
Pension costs (including defined contribution schemes)	**57.5**	53.3
	881.3	975.1

The average number of persons employed was:

	2004	2003
Aerospace	**9,021**	8,951
Detection	**1,651**	1,312
Medical	**5,299**	4,914
Specialty Engineering (2003 included 5,400 in respect of the Polymer business)	**10,758**	16,233
	26,729	31,410

Details of directors' remuneration are given on pages 8 to 15.

13 INTANGIBLE FIXED ASSETS

	£m
Goodwill	
Cost	
At 1 August 2003	979.2
Acquired during the year	172.6
Adjustments to prior year acquisitions	6.2
Disposals during the year	(240.8)
Exchange adjustments	(61.2)
At 31 July 2004	**856.0**
Amortisation	
At 1 August 2003	149.0
Disposals during the year	(47.6)
Charge for the year	39.0
Exchange adjustments	(12.6)
At 31 July 2004	**127.8**
Net book value at 31 July 2004	**728.2**
Net book value at 1 August 2003	830.2

14 TANGIBLE FIXED ASSETS

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Consolidated				
Cost or valuation				
At 1 August 2003	299.3	663.9	438.8	1,402.0
Exchange adjustments	(15.6)	(39.8)	(24.1)	(79.5)
Additions	9.2	41.9	29.0	80.1
Acquisitions	1.4	26.7	4.6	32.7
Disposals	(12.1)	(16.7)	(17.6)	(46.4)
Business disposals	(47.0)	(158.7)	(50.9)	(256.6)
At 31 July 2004	235.2	517.3	379.8	1,132.3
Depreciation				
At 1 August 2003	94.4	431.3	318.7	844.4
Exchange adjustments	(6.4)	(26.2)	(17.8)	(50.4)
Charge for the year	6.7	32.3	33.1	72.1
Acquisitions	0.9	19.2	3.2	23.3
Disposals	(5.1)	(15.8)	(16.1)	(37.0)
Business disposals	(14.8)	(97.6)	(31.2)	(143.6)
At 31 July 2004	75.7	343.2	289.9	708.8
Net book value at 31 July 2004	**159.5**	**174.1**	**89.9**	**423.5**
Net book value at 1 August 2003	204.9	232.6	120.1	557.6
Company				
Cost or valuation				
At 1 August 2003	23.7	66.0	101.0	190.7
Additions	0.6	5.6	4.8	11.0
Transfers	3.0	(70.4)	(99.3)	(166.7)
Disposals		(0.9)	(3.3)	(4.2)
At 31 July 2004	27.3	0.3	3.2	30.8
Depreciation				
At 1 August 2003	3.5	42.4	80.8	126.7
Transfers	(0.4)	(45.5)	(83.4)	(129.3)
Charge for the year	0.5	4.0	6.6	11.1
Disposals		(0.8)	(3.0)	(3.8)
At 31 July 2004	3.6	0.1	1.0	4.7
Net book value at 31 July 2004	**23.7**	**0.2**	**2.2**	**26.1**
Net book value at 1 August 2003	20.2	23.6	20.2	64.0

The book values of assets under finance leases included in plant and machinery were:

	Cost £m	Depreciation £m	Net book value £m
2004	**4.2**	**(3.9)**	**0.3**
2003	5.1	(4.5)	0.6

14 TANGIBLE FIXED ASSETS continued

	Consolidated		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Land and buildings				
Cost	**231.7**	292.9	**27.3**	23.2
Valuation 1974	**3.5**	6.4	**–**	0.5
	235.2	299.3	**27.3**	23.7
Freehold	**213.9**	274.1	**27.1**	23.2
Long leasehold	**1.0**	3.2	**0.2**	0.5
Short leasehold	**20.3**	22.0	**–**	
	235.2	299.3	**27.3**	23.7

If land and buildings had not been revalued they would have been included at the following amounts:

	Consolidated		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Cost	**233.0**	295.9	**27.3**	23.2
Aggregate depreciation	**75.2**	93.6	**–**	0.5

The Company's properties were revalued on the basis of open market valuation in 1974, and that valuation was incorporated into the financial statements. These values have been retained under the transitional provisions of FRS15, but the directors do not intend to adopt a policy of annual revaluations in the future. A quinquennial external revaluation of the Company's properties was carried out as at 31 July 2004 which disclosed a surplus of £55.3m over 31 July 2004 book values.

Capital expenditure – cash-flow		
Purchase of tangible fixed assets	**80.1**	94.2
Less: proceeds of disposals (including £18.3m relating to exceptional property disposals)	**(26.2)**	(7.9)
	53.9	86.3

15 CAPITAL COMMITMENTS

	2004 £m	2003 £m
Estimated commitments not included in the accounts		
Company	**–**	3.7
Subsidiaries	**18.0**	8.8
	18.0	12.5

16 INVESTMENTS AND ADVANCES

	Consolidated 2004 £m	Consolidated 2003 (restated) £m	Company 2004 £m	Company 2003 £m
At cost less amounts written off				
Subsidiary companies			**2,276.3**	2,104.1
Unlisted investments				
TI Automotive Limited preference shares	**325.0**	325.0		
Other trade investments	**2.3**	2.8		
	327.3	327.8	**2,276.3**	2,104.1
Investments in subsidiaries				
Shares at cost			**2,525.7**	2,320.0
Due from subsidiaries			**1,125.3**	1,039.2
			3,651.0	3,359.2
Due to subsidiaries			**(1,374.7)**	(1,255.1)
			2,276.3	2,104.1

TI Automotive Limited preference shares arose from the demerger of the former Automotive Systems division from the Group, and are held at cost. They carry a fixed cumulative preference dividend at the rate of 15% per annum. One-third of the dividend is payable on 25 July each year, subject to certain financial conditions having been met. To date, these conditions have not been met, and no dividends have been paid. The preference shares are redeemable, together with unpaid dividends, following full repayment of the outstanding liabilities of TI Automotive Limited under its bank facilities. No dividend accrual has been recognised as at 31 July 2004.

The Company also holds 19.99% of the issued ordinary share capital of TI Automotive Limited. The shares confer 19.99% of the voting rights attaching to ordinary shares, and additionally confer the right to appoint the Chairman and to benefit from compulsory transfer provisions which oblige the other shareholders to sell their shares to a purchaser making an offer accepted by Smiths subject to certain conditions. The ordinary shares are recorded at nil value in these accounts.

The Group previously included under Investments and Advances a number of its own shares held by Employee Share Ownership Plan (ESOP) trusts at a value of £5.4m. Under Urgent Issues Task Force (UITF) Abstract 38, these shares are now treated as a reduction of shareholders' funds (see note 29). The 2003 comparative figures have been adjusted accordingly.

The Company's principal subsidiaries and their countries of incorporation are:

England
Smiths Aerospace Limited
Aerostructures Hamble Limited
Smiths Detection – Watford Ltd
Smiths Medical International Limited
John Crane UK Limited
Smiths Group International Holdings Limited

Europe
Smiths Medical Deutschland GmbH (Germany)
Hypertac SA (France)
Hypertac GmbH (Germany)
Heimann Systems GmbH (Germany)

Japan
Smiths Medical Japan Limited

United States
Smiths Technologies North America, Inc.
Smiths Aerospace, Inc.
Smiths Aerospace Components, Inc.
Smiths Detection – Warren, Inc.
Smiths Medical ASD, Inc.
Smiths Medical MD, Inc.
Smiths Medical PM, Inc.
John Crane, Inc.
Flexible Technologies, Inc.
Tutco, Inc.
Hypertronics Corporation
PolyPhaser Corporation
Sabritec, Inc.
Transtector Systems, Inc.

Of the companies set out above, only Smiths Group International Holdings Limited is 100% owned by the Company direct. The others are 100% owned through intermediate holding companies. Shareholdings are of ordinary shares or common stock. All subsidiaries operate in their country of incorporation.

NOTES TO THE ACCOUNTS continued

17 STOCKS

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Stocks comprise				
Raw materials and consumables	**128.6**	142.3		5.7
Work in progress	**151.6**	142.9		45.8
Finished goods	**187.4**	244.9		20.4
	467.6	530.1		71.9
Less: payments on account	**(44.1)**	(40.6)		(9.6)
	423.5	489.5		62.3

18 DEBTORS

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Amounts falling due within one year				
Trade debtors	**502.2**	533.7		72.7
Amounts recoverable on contracts	**61.7**	61.6		13.0
Amounts owed by subsidiaries			**1.1**	6.0
Other debtors	**15.7**	23.2	**7.6**	9.3
Prepayments and accrued income	**40.8**	44.1	**7.1**	12.1
	620.4	662.6	**15.8**	113.1
Amounts falling due after more than one year				
Deferred taxation			**3.7**	2.5
Other debtors	**9.2**	10.8		
	629.6	673.4	**19.5**	115.6

19 DEFERRED TAXATION

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Deferred taxation				
Accelerated tax depreciation on fixed assets and goodwill	**(58.8)**	(60.8)	**(11.3)**	(11.5)
Post-retirement benefits			**12.1**	5.4
Short-term and other timing differences	**40.6**	47.2	**2.9**	8.6
Net deferred tax (liability)/asset	**(18.2)**	(13.6)	**3.7**	2.5
Movements during the year				
At 1 August	**(13.6)**	(3.7)	**2.5**	(0.9)
Exchange adjustments	**0.9**	(0.8)		
Acquisitions	**2.6**	0.7		
Disposals	**(0.2)**		**3.1**	
Charge for the year	**(8.6)**	(13.0)	**(1.9)**	3.4
Recognised on exchange gains and losses		3.7		
Other	**0.7**	(0.5)		
At 31 July	**(18.2)**	(13.6)	**3.7**	2.5

20 CREDITORS

	Consolidated 2004 £m	Consolidated 2003 £m	Company 2004 £m	Company 2003 £m
Amounts falling due within one year				
Bank loans and overdrafts	**72.8**	98.4	**149.2**	284.4
Finance leases	**0.1**	0.2		
Short-term loans	**202.5**	19.7	**238.9**	
Total short-term indebtedness (note 21)	**275.4**	118.3	**388.1**	284.4
Trade creditors	**185.8**	191.5		31.5
Bills of exchange payable	**3.0**	2.7		
Amounts owed to subsidiaries			**0.9**	7.6
Other creditors	**24.4**	25.1	**2.4**	3.5
Proposed dividend	**102.5**	96.5	**102.5**	96.5
Corporate taxation	**135.8**	145.8	**56.0**	64.4
Other taxation and social security costs	**20.6**	37.4	**2.2**	10.9
Accruals and deferred income	**329.6**	295.4	**42.4**	81.3
	1,077.1	912.7	**594.5**	580.1
Amounts falling due after more than one year				
Term loans	**446.4**	678.5	**297.1**	511.5
Finance leases	**0.1**	0.3		
Total long-term indebtedness (note 21)	**446.5**	678.8	**297.1**	511.5
Other creditors	**53.1**	75.6	**12.6**	46.9
	499.6	754.4	**309.7**	558.4

21 BORROWINGS AND NET DEBT

The analysis of net debt, after taking into account interest rate swaps, is as follows:

As at 31 July 2004	Fixed borrowings – Weighted average – Interest rate	Fixed borrowings – Weighted average – Years fixed	Fixed borrowings – Amount £m	Floating borrowings £m	Total 2004 £m
Currencies					
Sterling	**6.65%**	**9**	**303.0**	**1.4**	**304.4**
US dollar	**5.47%**	**8**	**55.2**	**123.8**	**179.0**
Euro	**5.29%**	**18**	**12.1**	**208.2**	**220.3**
Japanese Yen				**15.1**	**15.1**
Other				**3.1**	**3.1**
			370.3	**351.6**	**721.9**
Cash and deposits					**(449.2)**
Net debt					**272.7**
Maturity					
On demand/under one year			**6.2**	**269.2**	**275.4**
One to two years			**0.4**		**0.4**
Two to five years			**0.8**		**0.8**
Over five years			**362.9**	**82.4**	**445.3**
			370.3	**351.6**	**721.9**

The borrowings are stated before the effect of the Group's net investment currency hedges. These hedges totalling £241m in notional principal mainly protect the value of its US dollar net assets.

21 BORROWINGS AND NET DEBT continued

As at 31 July 2003	Fixed borrowings: Weighted average Interest rate	Years fixed	Amount £m	Floating borrowings £m	Total 2003 £m
Currencies					
Sterling	7.15%	12	157.8	170.2	328.0
US dollar	5.98%	8	75.0	129.3	204.3
Euro	4.03%	2	164.7	85.4	250.1
Japanese Yen	2.30%	1	7.7	0.3	8.0
Other			0.1	6.6	6.7
			405.3	391.8	797.1
Cash and deposits					(82.0)
Net debt					715.1
Maturity					
On demand/under one year			27.8	90.5	118.3
One to two years			154.1	58.7	212.8
Two to five years			1.6		1.6
Over five years			221.8	242.6	464.4
			405.3	391.8	797.1

The long-term borrowings (greater than five years) of £445m (2003 £464m) relate to the following loans at amortised cost:

	2004 £m	2003 £m
7.875% Sterling bonds 2010	**148.9**	148.7
5.45% US Private placement 2013 ($250m)	**137.4**	155.3
7.25% Sterling bonds 2016	**148.2**	147.9
5.29% Amortising Property loan 2022	**10.8**	11.7
Other	**–**	0.8
	445.3	464.4

Borrowing facilities

The floating rate borrowings are related to LIBOR and bank funding rates in the USA, and to EURIBOR for borrowings in continental Europe.

To provide adequate liquidity committed unused credit facilities of at least £100m (or equivalent free cash) are maintained at all times. In October 2003 the Group cancelled its £500m bank syndicate maturing in July 2004 following receipt of £483m net proceeds from the sale of the Polymer Group. At the year-end the Group had the following unused committed borrowing facilities:

	2004 £m	2003 £m
Expiring within one year	**5.2**	540.0

21 BORROWINGS AND NET DEBT continued

	Cash and deposits £m	Overdrafts £m	Borrowings: Under one year £m	Borrowings: Over one year £m	Net debt £m
Analysis of changes in net debt					
As at 1 August 2003	82.0	(79.6)	(38.7)	(678.8)	(715.1)
Net cash inflow/(outflow)	376.1	45.9	(12.2)	4.2	414.0
Other movements in cash/borrowings			(205.1)	205.1	
Exchange variation	(8.9)	5.5	8.8	23.0	28.4
As at 31 July 2004	**449.2**	**(28.2)**	**(247.2)**	**(446.5)**	**(272.7)**

	2004 £m	2003 £m
Financing		
Increase/(decrease) in term borrowings	**8.0**	(74.6)
Share issues	**13.2**	5.9
Total financing	**21.2**	(68.7)

Management of liquid resources defined as short-term deposits shown in the cash-flow statement comprises an increase of £383.7m in deposits.

22 FINANCIAL INSTRUMENTS

a) Fair values of financial assets and liabilities

Set out below is a year-end comparison of the book value and current fair value of the Company's financial instruments by category. Fair values of interest rate swaps, currency swap and forward currency contracts are based on the market prices of comparable instruments at the balance sheet date. Short-term debtors and creditors, including those shown in note 21 have been excluded from the following disclosures, other than the currency risk disclosures. Where market prices are not available, the fair value has been calculated by discounting cash-flows at prevailing interest and exchange rates.

	2004 Book value £m	2004 Fair value £m	2003 Book value £m	2003 Fair value £m
Trade investments	**2.3**	**2.3**	2.8	2.8
Cash	**449.2**	**449.2**	82.0	82.0
Borrowings – short-term	**(275.4)**	**(282.5)**	(118.3)	(118.6)
– long-term	**(446.5)**	**(481.5)**	(678.8)	(735.9)
Net debt – book value/fair value	**(270.4)**	**(312.5)**	(712.3)	(769.7)
Derivative financial instruments – interest rate swaps	**0.2**	**4.2**	(0.8)	11.9
– currency rate swaps	**7.6**	**9.6**	5.4	7.0
– forward currency contracts		**13.5**		6.4
Preference shares (note 16)	**325.0**	**325.0**	325.0	325.0
Net financial assets/(liabilities) – book value/fair value	**62.4**	**39.8**	(382.7)	(419.4)

The Company's policy is to hedge all material contractually committed future sales and purchases using forward exchange contracts and currency options. The transactions to which the forward currency contracts relate are mainly expected to occur in 2005 and 2006. Currency rate swaps protect the Group from transaction exposure in line with its policy as set out on page 22 of the Review and interest rate swaps are used to ensure that the Group's debt is broadly evenly split between fixed and floating rate funds.

22 FINANCIAL INSTRUMENTS continued

b) Hedges

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2004 £m
Net gains/(losses) on hedges at 1 August 2003	32.4	(11.7)	3.8	**24.5**
Net gains/losses arising in previous years included in 2004 income	(23.7)	7.2	(0.3)	**(16.8)**
Net gains/(losses) not included in 2004 income arising before 1 August 2003	8.7	(4.5)	3.5	**7.7**
Change in market value of hedges not recognised in year	9.0	1.7		**10.7**
Gains and losses arising in 2004 that were not recognised in that year	7.0	(2.4)	2.5	**7.1**
At 31 July 2004	24.7	(5.2)	6.0	**25.5**
Of which:				
Expected to be included in 2005 income	18.9	0.2	2.0	**21.1**
Expected to be included in 2006 income or later	5.8	(5.4)	4.0	**4.4**

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2003 £m
Net gains/(losses) on hedges at 1 August 2002	26.9	(9.2)	6.2	23.9
Net gains/losses arising in previous years included in 2003 income	(9.1)	5.9	(2.4)	(5.6)
Net gains/(losses) not included in 2003 income arising before 1 August 2002	17.8	(3.3)	3.8	18.3
Change in market value of hedges not recognised in year	9.8	(0.9)		8.9
Gains and losses arising in 2003 that were not recognised in that year	4.8	(7.5)		(2.7)
At 31 July 2003	32.4	(11.7)	3.8	24.5
Of which:				
Expected to be included in 2004 income	17.7	(7.2)	0.3	10.8
Expected to be included in 2005 income or later	14.7	(4.5)	3.5	13.7

There were no deferred losses in this year or in the previous year.

All the gains and losses on the hedging of foreign currency transactions are expected to be matched by losses and gains on the hedged transactions or positions.

c) Interest management

The net interest cash-flow is analysed below:

	2004 £m	2003 £m
Interest received	**18.2**	3.2
Financing gains	**35.8**	20.4
Interest paid	**(43.5)**	(49.7)
Net interest	**10.5**	(26.1)

The financing gains of £35.8m mainly relate to the impact of the weakening US dollar on the Company's net investment hedging programme.

22 FINANCIAL INSTRUMENTS continued

d) Financial assets

	Preference shares (note 16)		Bank balances and cash		Short-term deposits	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
Sterling	**325.0**	325.0	**12.3**	3.0	**404.8**	17.9
US dollar			**9.7**	9.0	**0.9**	
Canadian dollar			**–**	5.1	**–**	3.0
Euro			**5.3**	9.6	**0.2**	0.6
Yen			**2.1**	10.7	**–**	0.5
Other			**11.6**	19.7	**2.3**	2.9
	325.0	325.0	**41.0**	57.1	**408.2**	24.9
Weighted average interest rate on interest bearing balances			**2.68%**	2.10%	**4.51%**	3.10%

The bank balances and cash comprise £9.3m (2003 £28.4m) in respect of short-term balances earning interest, £31.7m (2003 £21.8m) in respect of balances which are non-interest earning. Short-term deposits are invested for periods with maturity under one year. The floating rate deposits are related to LIBID in the UK.

e) Currency exposures

Transactions

The analysis below shows the net monetary assets and liabilities of the Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2004 Net foreign currency monetary assets/(liabilities)			
Functional currency of Group companies	Sterling £m	US dollar £m	Euro £m	Other £m
Sterling		**3.2**	**4.1**	**1.2**
US dollar	**0.5**		**0.8**	**1.5**
Euro	**(0.1)**	**(0.2)**		**0.3**
Other	**(0.3)**	**0.2**	**(0.1)**	**1.2**
As at 31 July 2004	**0.1**	**3.2**	**4.8**	**4.2**

	2003 Net foreign currency monetary assets/(liabilities)			
Functional currency of Group companies	Sterling £m	US dollar £m	Euro £m	Other £m
Sterling		(4.1)	1.0	0.7
US dollar	0.4		0.3	1.3
Euro	0.4	0.5		(0.5)
Other	0.4	6.6	1.6	3.3
As at 31 July 2003	1.2	3.0	2.9	4.8

Translation

Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

23 OPERATING LEASE COMMITMENTS

At 31 July 2004 the Company had annual commitments under non-cancellable operating leases as follows:

	Land and buildings £m	Others £m
Expiring in less than one year	**2.2**	**2.0**
Expiring between one and five years	**9.8**	**5.0**
Expiring after five years	**7.6**	**0.1**
	19.6	**7.1**

24 PROVISIONS FOR LIABILITIES AND CHARGES

	At 1/8/03 (restated) £m	Exchange adjustments £m	Profit and loss account Provisions £m	Profit and loss account Releases £m	Acquisitions £m	Utilisation £m	Disposals £m	At 31/7/04 £m
Consolidated								
Service guarantees and product liability	49.1	(2.9)	26.8	(2.8)	0.9	(22.0)	(1.2)	**47.9**
Reorganisation	14.0		30.9	(0.3)		(25.5)	(0.1)	**19.0**
Property	17.1	(0.3)	6.3	(1.7)		(4.4)	(0.2)	**16.8**
Litigation	22.2	(0.2)	1.0	(3.7)		(1.1)	(0.1)	**18.1**
	102.4	(3.4)	65.0	(8.5)	0.9	(53.0)	(1.6)	**101.8**
Deferred taxation (note 19)	13.6							**18.2**
Total provisions for liabilities and charges	116.0							**120.0**
Company								
Service guarantees and product liability	10.7		4.9			(4.9)	(10.7)	**–**
Reorganisation	2.1		2.2	(0.2)		(1.5)	(2.6)	**–**
Property	7.7		0.7			(2.6)	(0.3)	**5.5**
Litigation	0.3			(0.3)				**–**
	20.8		7.8	(0.5)		(9.0)	(13.6)	**5.5**
Deferred taxation (note 19)								
	20.8							**5.5**

Service guarantees and product liability

Service guarantees and warranties over the Company's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation

Significant parts of the Company's operations, especially in Aerospace and Medical, have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year. This year's residual balance relates mainly to Aerospace and Medical.

Property

As stated in the accounting policies on page 20, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Company's occupation, provision is made for estimated remedial costs pending action on the affected site.

Litigation

The Company has on occasion been required to take legal action to protect its patents and other business intellectual property rights against infringement, and similarly to defend itself against proceedings brought by other parties. Provision is made for the expected fees and associated costs, based on professional advice as to the likely duration of each case. Provisions totalling £3.7m were released relating to litigation settled at less than the expected cost.

25 ACQUISITIONS

During the year under review the Company acquired the businesses set out below. The fair values are provisional, and will be finalised in the 2005 accounts.

	Dates of acquisition	Consideration (including associated costs) £m	Goodwill £m	Net assets £m
Businesses acquired				
DGT	30/04/04	56.5	40.2	16.3
Cyrano	02/02/04	7.7	7.5	0.2
SensIR	11/06/04	41.0	39.1	1.9
Smiths Medical Japan – minority interest	31/01/04	16.5	5.8	10.7
DHD Healthcare	30/06/04	29.9	27.2	2.7
TRAK	28/05/04	61.2	52.6	8.6
Other	various	0.2	0.2	
		213.0	172.6	40.4
Additional consideration payable re Able Corp (acquired 2002)		5.7	5.7	
		218.7	178.3	40.4

	Book value £m	Consistency of accounting policy £m	Fair value £m
Assets acquired			
Fixed assets	10.5	(1.1)	9.4
Stocks	24.3	(0.8)	23.5
Debtors	19.8	(1.0)	18.8
Creditors	(23.1)	0.2	(22.9)
Minority interest	10.7		10.7
Provisions	(0.7)	(0.2)	(0.9)
Taxation	1.1	0.7	1.8
Net assets acquired	42.6	(2.2)	40.4
Goodwill			178.3
Consideration – total			218.7
– deferred			(5.6)
– deferred from prior period, now paid			2.3
– satisfied by cash			215.4

Fair values on acquisitions made in 2003 have now been finalised, giving rise to a further addition to capitalised goodwill of £0.5m.

Goodwill arising on acquisitions made in 2004 is being amortised over its estimated useful economic life of 20 years.

26 DISPOSALS

The principal disposal during the year was the Polymer business, which was sold on 30 September 2003. The results of the Polymer business are classified as discontinued operations. The table below shows the details of the transaction.

	£m
Proceeds received net of expenses	483.2
Net assets and retained liabilities at date of sale	
Tangible fixed assets	107.0
Goodwill	188.4
Stocks	50.3
Debtors	95.4
Creditors	(98.1)
Net assets	343.0
Provision for retained liabilities	20.7
Pension curtailment benefit	(13.1)
Net assets and retained liabilities	350.6
Surplus of proceeds over net assets, costs and expenses	132.6

	Polymer £m	Other £m	Total £m
Polymer and other disposals – profit on disposal			
Proceeds less costs	483.2	23.6	506.8
Net assets and retained liabilities	(350.6)	(18.4)	(369.0)
Surplus over net assets/retained liabilities	132.6	5.2	137.8
Goodwill previously set directly against reserves	(257.9)	(9.1)	(267.0)
	(125.3)	(3.9)	(129.2)
Goodwill charged to profit and loss account in the prior period	137.0		137.0
Profit/(loss) on sale	11.7	(3.9)	7.8

27 CALLED UP SHARE CAPITAL

	Shares	Issued capital £m	Consideration £m
At 1 August 2003	559,272,232	139.8	
Exercise of share options	2,094,867	0.5	13.2
At 31 July 2004	**561,367,099**	**140.3**	**13.2**

The authorised capital at 31 July 2003 and 2004 consisted of 800,000,000 shares of 25p each.

At 31 July 2004 the following options had been granted and were still outstanding:

	Date issued	Number of shares	Subscription prices	Dates normally exercisable
SAYE	1997	35,952	632.0p	2000-2004
	1998	128,349	669.0p	2001-2005
	1999	202,918	721.0p	2002-2006
	2000	437,554	612.0p	2003-2007
	2001	1,002,132	608.0p	2004-2008
	2002	639,942	645.0p	2005-2009
	2003	1,410,367	554.0p	2006-2010
	2004	1,311,956	525.0p	2007-2011
Executive	1994	51,259	451.0p	1997-2004
	1995	62,500	480.0p	1998-2005
	1995	112,715	632.0p	1998-2005
	1996	282,029	823.0p	1999-2006
	1997	387,985	934.0p	2000-2007
	1998	740,625	765.0p	2001-2008
	1999	721,170	858.5p	2002-2009
	2000	893,704	750.0p	2003-2010
	2000	55,424	765.0p	2003-2010
	2000	190,934	807.0p	2003-2010
	2001	1,337,391	790.0p	2004-2011
	2002	2,521,931	806.0p	2005-2012
	2002	3,551,000	654.0p	2005-2012
	2003	3,997,150	669.0p	2006-2013
SAYE (rolled over from TI Scheme)	1997	18,324	886.39p	2002-2004
	1998	50,413	719.68p	2001-2005
	1999	99,853	805.07p	2002-2006
	2000	245,257	587.54p	2003-2007
Executive (rolled over from TI Schemes)	1994	9,836	759.33p	2001-2004
	1995	6,394	765.42p	2001-2005
	1995	23,117	875.21p	2001-2005
	1996	43,776	1,058.18p	2001-2006
	1996	29,264	1,121.20p	2001-2006
	1997	90,009	1,097.82p	2001-2007
	1997	197,975	1,219.80p	2001-2007
	1998	206,823	1,026.66p	2001-2008
	1998	123,699	849.79p	2001-2008
	1999	110,917	943.31p	2002-2009
	1999	399,644	907.23p	2002-2009
	1999	157,267	1,103.92p	2002-2009
	2000	350,576	661.23p	2003-2010
	2000	278,644	626.16p	2003-2010
	2000	16,232	672.92p	2003-2010

28 SHARE PREMIUM ACCOUNT AND RESERVES

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Consolidated				
At 1 August 2003	170.0	2.6	234.8	315.4
Prior period adjustment – UITF 38				(5.4)
	170.0	2.6	234.8	310.0
Premium on allotments	13.0			(0.3)
Retained profit		(0.9)		62.2
Write-back of goodwill on disposals				130.0
Actuarial gain on retirement benefits				145.5
Deferred tax credit related thereto				(39.3)
Exchange rate changes (including tax on recognised gains)				(45.4)
At 31 July 2004	**183.0**	**1.7**	**234.8**	**562.7**

	2004 £m	2003 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**724.8**	618.4
Pension and other retirement benefit liabilities (net)	**(162.1)**	(308.4)
	562.7	310.0

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At 1 August 2003	170.0	0.5	180.5	747.1
Premium on allotments	13.0			(0.3)
Actuarial loss on retirement benefits				4.2
Deferred tax credit related thereto				(1.3)
Retained profit				286.5
At 31 July 2004	**183.0**	**0.5**	**180.5**	**1,036.2**

	2004 £m	2003 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**1,076.1**	785.8
Pension and other retirement benefit liabilities (net)	**(39.9)**	(38.7)
	1,036.2	747.1

The retained profit of the Company represents a profit for the year of £438.1m less dividends payable of £151.6m.

The Company's profit and loss reserve of £1,036.2m includes £933.1m not available for distribution as dividend.

During the year the Company received £13.5m on the issue of shares in respect of the exercise of options awarded under various share option schemes. Employees paid £13.2m for the issue of these shares and the balance of £0.3m comprised contributions to the qualifying employee share ownership trust (QUEST) from undertakings within the Company. The trust has been included within the Company and consolidated financial statements.

Goodwill relating to acquisitions made before 1 August 1998 and set against reserves amounted to £1,262.6m (2003 £1,392.6m). Upon subsequent disposal, such goodwill is charged as part of the profit or loss arising thereon.

29 MOVEMENTS IN SHAREHOLDERS' EQUITY

	2004 £m	2003 £m
Profit for the year	**212.9**	111.5
Dividends	**(151.6)**	(145.4)
	61.3	(33.9)
Exchange variations	**(45.0)**	14.7
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	**(0.4)**	5.3
Deferred – United States		3.7
Share issues	**13.2**	5.9
Write-back of goodwill on disposals	**130.0**	211.5
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	**145.5**	(258.6)
Deferred tax (charge)/credit related thereto	**(39.3)**	73.4
Net increase in shareholders' equity	**265.3**	22.0
Shareholders' equity:		
At 1 August (as previously stated)	**862.6**	840.6
Prior year adjustment – UITF 38	**(5.4)**	(5.4)
Shareholders' equity at 1 August (as restated)	**857.2**	835.2
At 31 July	**1,122.5**	857.2

The Urgent Issues Task Force Abstract 38 (UITF 38) was issued in December 2003, requiring shares held by Employee Share Ownership Plan (ESOP) trusts to be treated as a reduction of shareholders' funds, rather than as a fixed asset. In consequence, the figures for Investments and advances – other in note 16 and shareholders' equity above have been reduced by £5.4m for both 2004 and 2003.

30 CONTINGENT LIABILITIES

	2004 £m	2003 £m
The parent company has guaranteed the 5.45% Senior Notes 2013 privately placed by a subsidiary. The remaining US$20m of 8.853% Senior Notes 2003 also guaranteed by the Company were repaid in October 2003.	**137.4**	167.7

As previously reported, John Crane, Inc ('John Crane'), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. In addition John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 95,000 claims over the last 25 years. John Crane is currently a defendant in cases involving approximately 180,000 claims. Despite these large numbers of claims, John Crane has had final judgements against it, after losing appeals, in only 39 cases, amounting to awards of some US$26m over the 25-year period.

These awards, the related interest and all material defence costs have been met in full by insurance.

No provision relating to this litigation has been made in these accounts.

FIVE YEAR REVIEW

	2004 £m	2003 (restated) £m	2002 (restated) £m	2001* (restated) £m	2000* £m
Turnover – continuing operations	**2,678.4**	2,629.2	2,588.4	2,586.8	2,227.9
– discontinued operations	**55.0**	426.9	635.1	2,371.4	2,425.0
	2,733.4	3,056.1	3,223.5	4,958.2	4,652.9
Operating profit – continuing operations	**360.1**	371.9	364.1	430.4	355.9
– discontinued operations	**2.2**	51.9	64.0	220.9	266.9
	362.3	423.8	428.1	651.3	622.8
Goodwill amortisation	**(39.0)**	(44.1)	(50.7)	(48.7)	(35.5)
Operating profit (after goodwill amortisation)	**323.3**	379.7	377.4	602.6	587.3
Net interest	**(12.2)**	(39.8)	(32.0)	(116.2)	(80.7)
Profit before exceptional items	**311.1**	339.9	345.4	486.4	506.6
Exceptional items	**(11.0)**	(122.5)	(68.0)	(598.7)	(22.6)
Profit before taxation	**300.1**	217.4	277.4	(112.3)	484.0
Profit after taxation	**212.9**	112.3	186.4	(204.4)	325.7
Minority interests		(0.8)	(1.3)	(1.6)	(1.7)
Shareholders' equity	**1,122.5**	857.2	832.6	831.3	787.4
Represented by:					
Intangible fixed assets	**728.2**	830.2	638.3	678.3	851.4
Tangible fixed assets and investments	**750.8**	885.4	892.5	948.8	1,018.8
Net current assets/provisions/retirement benefit liabilities	**(83.8)**	(143.3)	27.0	324.0	382.9
Net debt	**(272.7)**	(715.1)	(725.2)	(1,119.8)	(1,465.7)
Funds employed	**1,122.5**	857.2	832.6	831.3	787.4
Goodwill charged directly to reserves	**1,262.6**	1,392.6	1,604.1	1,753.3	2,223.6
Shareholder investment	**2,385.1**	2,249.8	2,436.7	2,584.6	3,011.0
Ratios					
Operating profit before goodwill amortisation: turnover (%)	**13.3**	13.9	13.3	13.1	13.4
Effective tax rate before goodwill amortisation and exceptional items (%)	**26.5**	27.0	28.0	29.2	30.6
After tax return on average shareholder investment (%)	**11.1**	11.9	11.0	12.5	12.9
Cash-flow					
Cash-flow from normal operating activities	**382.9**	466.5	583.0	701.0	666.6
Less capital expenditure (net)	**(53.9)**	(86.3)	(100.0)	(188.0)	(168.2)
Operating cash after capital expenditure	**329.0**	380.2	483.0	513.0	498.4
Free cash-flow (before acquisitions and dividends, after capital expenditure)	**255.0**	270.5	314.5	205.3	336.5
Free cash-flow per share (p)	**45.5**	48.4	56.5	37.1	61.7
Earnings per share before goodwill amortisation and exceptional items (p)	**45.9**	50.1	51.0	68.3	68.6
Dividends					
Pence per share	**27.0**	26.0	25.5	25.0	23.8
Times covered before goodwill amortisation	**1.7**	1.9	2.0	2.7	2.5
Number of employees (000s)					
United Kingdom	**6.9**	8.5	10.7	13.5	15.1
Overseas	**20.3**	23.8	22.3	24.2	45.7
	27.2	32.3	33.0	37.7	60.8

*Information for 2001 and earlier years has not been restated to reflect the requirements of FRS17.

Shareholders' equity for 2001-03 has been restated to reflect the requirements of UITF38 relating to the Company's own shares held by Employee Share Ownership Plan (ESOP) trusts.

FINANCIAL CALENDAR

2004

	SEPTEMBER
Preliminary announcement of results for 2003/04	22
	OCTOBER
Ordinary shares final dividend ex-dividend date	20
Ordinary shares final dividend record date	22
	NOVEMBER
Annual General Meeting	16
Ordinary shares final dividend payment date	19

2005

	MARCH
2004/05 interim results announced	16 provisional
Ordinary shares interim dividend ex-dividend date	23 provisional
Ordinary shares interim dividend record date	29 provisional
	APRIL
Ordinary shares interim dividend payment date	27 provisional
	JULY
Smiths Group plc financial year-end	31
	SEPTEMBER
Preliminary announcement of results for 2004/05	22 provisional
	OCTOBER
Ordinary shares final dividend ex-dividend date	19 provisional
Ordinary shares final dividend record date	21 provisional
	NOVEMBER
Annual General Meeting	15 provisional
Ordinary shares final dividend payment date	18 provisional

REGISTERED OFFICE
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS
PricewaterhouseCoopers LLP

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

The 2004 Annual General Meeting will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

Designed and produced by CGI BrandSense. Printed by royle corporate print. Cover illustrations by Lawrence Templeman. Cover photography by Peter Dazeley.









SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM

Information Submitted to the Regulatory News Service, London Stock Exchange, from August 1, 2003 to April 28, 2005

1. Smiths Group plc - Additional Listing, August 11, 2003.
2. Smiths Group plc - Additional Listing, August 12, 2003.
3. Smiths Group plc - Notice of Results, September 1, 2003.
4. Smiths Group plc - Appointment, September 10, 2003.
5. Smiths Group plc –Sale of Polymer Solutions, September 22, 2003.
6. Smiths Group plc - Final Results, September 24, 2003.
7. Medisys plc – Statement re. Press Comment, September 25, 2003.
8. Smiths Group plc - Director Shareholding, September 25, 2003.
9. Medisys plc - Termination of Agreement, September 26, 2003.
10. Smiths Group plc - Holding(s) in Company, September 26, 2003.
11. Smiths Group plc - Additional Listing, September 30, 2003.
12. Smiths Group plc - Sale of Polymer to Trelleborg, October 1, 2003.
13. Smiths Group plc - Director Shareholding, October 1, 2003.
14. Smiths Group plc - Director Shareholding, October 1, 2003.
15. Smiths Group plc - F35 Joint Strike Fighter, October 6, 2003.
16. Smiths Group plc - Doc re. Annual Review 2003, October 10, 2003.
17. Smiths Group plc - Director Shareholding, October 27, 2003.
18. Smiths Group plc - Director Shareholding, October 28, 2003.
19. Smiths Group plc - Blocklisting Interim Review, November 3, 2003.
20. Smiths Group plc - Additional Listing, November 10, 2003.
21. Smiths Group plc - AGM Statement, November 11, 2003.
22. Smiths Group plc - Statement re CEO, November 11, 2003.
23. Smiths Group plc - Holding(s) in Company, November 17, 2003.
24. Smiths Group plc - Holding(s) in Company, November 26, 2003.
25. Smiths Group plc - Additional Listing, December 2, 2003.
26. Smiths Group plc - Additional Listing, December 8, 2003.
27. Smiths Group plc - Director Declaration, December 12, 2003.
28. Smiths Group plc - Holding(s) in Company, December 15, 2003.
29. Smiths Group plc - Holding(s) in Company, January 5, 2004.
30. Smiths Group plc - Holding(s) in Company, January 28, 2004.
31. Smiths Group plc - Selected for 7E7 Computing, February 10, 2004.
32. Smiths Group plc - Director Declaration, February 23, 2004.
33. Smiths Group plc - Notice of Results, February 24, 2004.
34. Medisys plc - Dispute Resolved, March 5, 2004.
35. Smiths Group plc - Interim Results, March 10, 2004.
36. Smiths Group plc - Acquisition of DGT, March 15, 2004.

37. Smiths Group plc - Director Shareholding, March 17, 2004.
38. Smiths Group plc - Directorate Change, March 31, 2004.
39. Smiths Group plc - Director Shareholding, April 8, 2004.
40. Smiths Group plc - Acquisition, April 14, 2004.
41. Smiths Group plc - Acquisition of TRAK Comms Inc, April 26, 2004.
42. Smiths Group plc - Directorate Change, April 30, 2004.
43. Smiths Group plc - Smiths Completes Acquisition, May 4, 2004.
44. Smiths Group plc - Blocklisting Interim Review, May 5, 2004.
45. Smiths Group plc - Director Shareholding, May 5, 2004.
46. Smiths Group plc - Director Shareholding, May 10, 2004.
47. Smiths Group plc - Holding(s) in Company, May 24, 2004.
48. Smiths Group plc - Directorate Change, May 25, 2004.
49. Smiths Group plc - Director Shareholding, May 26, 2004.
50. Smiths Group plc - Directorate Change, May 28, 2004.
51. Smiths Group plc - Acquisition, June 1, 2004.
52. Smiths Group plc - Acquisition, June 14, 2004.
53. Smiths Group plc - Additional Listing, June 14, 2004.
54. Smiths Group plc - Re Contract, June 16, 2004.
55. Smiths Group plc - Holding(s) in Company, June 25, 2004.
56. Smiths Group plc - Holding(s) in Company, June 29, 2004.
57. Smiths Group plc - Holding(s) in Company, June 29, 2004.
58. Smiths Group plc - Acquisition, July 1, 2004.
59. Smiths Group plc - Director Shareholding, July 7, 2004.
60. Smiths Group plc - Director Shareholding, July 19, 2004.
61. Smiths Group plc - Directors' responsibilities, July 29, 2004.
62. Smiths Group plc - Trading Statement, August 3, 2004.
63. Smiths Group plc - Additional Listing, August 4, 2004.
64. Smiths Group plc - Director Shareholding, August 4 2004.
65. Smiths Group plc - Holding(s) in Company, August 20, 2004.
66. Smiths Group plc - Notice of Results, August 25, 2004.
67. Smiths Group plc - Holding(s) in Company, September 3, 2004.
68. Smiths Group plc - Additional Listing, September 13, 2004.
69. Smiths Group plc - Directorate Change, September 21, 2004.
70. Smiths Group plc - Final Results, September 22, 2004.
71. Smiths Group plc - Director Shareholding, September 24, 2004.
72. Smiths Group plc - Director Shareholding, September 27, 2004.
73. Smiths Group plc - Director Shareholding, September 30, 2004.

74. Smiths Group plc - Director Shareholding, October 7, 2004.
75. Smiths Group plc - Holding(s) in Company, October 8, 2004.
76. Smiths Group plc - Holding(s) in Company, October 11, 2004.
77. Smiths Group plc - Holding(s) in Company, October 18, 2004.
78. Smiths Group plc - Acquisition, October 19, 2004.
79. Smiths Group plc - Holding(s) in Company, October 25, 2004.
80. Smiths Group plc - Holding(s) in Company, October 27, 2004.
81. Smiths Group plc - Holding(s) in Company, November 1, 2004.
82. Smiths Group plc - Holding(s) in Company, November 2, 2004.
83. Smiths Group plc - Blocklisting Interim Review, November 3, 2004.
84. Smiths Group plc - Holding(s) in Company, November 3, 2004.
85. Smiths Group plc - Holding(s) in Company, November 3, 2004.
86. Smiths Group plc - Holding(s) in Company, November 8, 2004.
87. Smiths Group plc - Holding(s) in Company, November 11, 2004.
88. Smiths Group plc - Holding(s) in Company, November 15, 2004.
89. Smiths Group plc - AGM Statement, November 16, 2004.
90. Smiths Group plc - Holding(s) in Company, November 17, 2004.
91. Smiths Group plc - Directorate Change, November 17, 2004.
92. Smiths Group plc - Holding(s) in Company, November 22, 2004.
93. Smiths Group plc - Acquisition, November 24, 2004.
94. Smiths Group plc - Holding(s) in Company, November 25, 2004.
95. Smiths Group plc - Holding(s) in Company, November 29, 2004.
96. Smiths Group plc - Holding(s) in Company, December 1, 2004.
97. Smiths Group plc - Acquisition, December 2, 2004.
98. Smiths Group plc - Acquisition, December 6, 2004.
99. Smiths Group plc - Holding(s) in Company, December 7, 2004.
100. Smiths Group plc - Holding(s) in Company, December 8, 2004.
101. Smiths Group plc - Director Shareholding, December 8, 2004.
102. Smiths Group plc - Director Shareholding, December 22, 2004.
103. Office of Fair Trade - Prior Notice of Merger, December 13, 2004.
104. Smiths Group plc - Holding(s) in Company, December 23, 2004.
105. Office of Fair Trade - Merger Update, January 4, 2005.
106. Smiths Group plc - Holding(s) in Company, January 7, 2005.
107. Smiths Group plc - Director Shareholding, January 12, 2005.
108. Smiths Group plc - Additional Listing, January 19, 2005.
109. Smiths Group plc - Directorate Change, January 21, 2005.
110. Smiths Group plc - Additional Listing, January 21, 2005.

111. Office of Fair Trade - Merger Update, January 26, 2005.
112. Smiths Group plc - Director Shareholding, January 27, 2005.
113. Smiths Group plc - Director Shareholding, January 27, 2005.
114. Smiths Group plc - Trading Statement, January 28, 2005.
115. Smiths Group plc - Notice of Results, February 15, 2005.
116. Smiths Group plc - Acquisition, February 16, 2005.
117. Smiths Group plc - Additional Listing, March 11, 2005.
118. Smiths Group plc - Holding(s) in Company, March 11, 2005.
119. Smiths Group plc - Additional Listing, March 14, 2005.
120. Smiths Group plc - Interim Results, March 16, 2005.
121. Smiths Group plc - Acquisition, March 16, 2005.
122. Smiths Group plc - Holding(s) in Company, March 18, 2005.
123. Smiths Group plc - Acquisition, March 21, 2005.
124. Smiths Group plc - Director Shareholding, March 22, 2005.
125. Smiths Group plc - Holding(s) in Company, March 31, 2005.
126. Smiths Group plc - Doc re. Interim Report, April 5, 2005.
127. Smiths Group plc - Director Shareholding, April 8, 2005.
128. Smiths Group plc - Additional Listing, April 25, 2005.

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	15:35 11-Aug-03
Number	5452O

smiths

Smiths Group PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 282,087 Ordinary shares of 25p each under The Smiths Industries 1982 SAYE Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	14:10 12-Aug-03
Number	5876O

smiths

Smiths Group plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 283,889 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results
Released	14:14 01-Sep-03
Number	2373P

ANNOUNCEMENT OF RESULTS AND RECOMMENDATION OF DIVIDEND

It is expected that a duly constituted committee of the Board will meet on Wednesday 24 September 2003 for the purposes of (i) approving a preliminary announcement of the results of the Company for the 52 weeks ended 31 July 2003 and (ii) recommending a final dividend on the ordinary shares for the same period.

Subject to approval at the Annual General Meeting, the 2003 final dividend will be paid on 14 November 2003 to ordinary shareholders registered at the close of business on 17 October 2003. The 'ex-dividend' date will be 15 October 2003.

ANNUAL GENERAL MEETING

The Annual General Meeting of Smiths Group plc for 2003 will be held at 12:00 noon on Tuesday 11 November 2003 at the offices of JP Morgan plc, 10 Aldermanbury, London EC2V 7RF.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Appointment
Released	07:00 10-Sep-03
Number	5872P

Wednesday, 10th September 2003

Smiths appoints Lord Robertson as non-executive

Smiths Group today announced the appointment of the Right Honourable Lord Robertson of Port Ellen as a non-executive director, with effect from 15 February 2004. Lord Robertson, who was UK Secretary of State for Defence from 1997 to 1999, steps down from his current role, as Secretary General of NATO, at the end of this year.

Commenting on the appointment, Keith Orrell-Jones, chairman of Smiths said; "I am delighted to welcome George to the Smiths board. His experience both in government and in international affairs will be of great benefit to the company as it continues to expand in global markets."

Smiths Group has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit **www.smiths-group.com**

Enquiries :

Media: Bernard Carey: 020 8457 8403

Caroline Harris: 020 8457 8306

Investors: Russell Plumley 020 8457 8203

GSM: 07771 973019

Notes to Editors

For full cv and current photography of Lord Robertson, visit www.nato.int/cv/secgen/robert-e.htm

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Sale of Polymer Solutions
Released	07:00 22-Sep-03
Number	9967P

smiths

Monday, 22nd September 2003

Smiths welcomes regulatory approval for sale of Polymer Sealing Solutions

The EU and US regulatory authorities have approved the sale of the Smiths Group Polymer Sealing Solutions business to Trelleborg AB of Sweden. The transaction is expected to be completed on 30 September.

Enquiries:

Media: Bernard Carey: 020 8457 8403
Caroline Harris: 020 8457 8306
GSM: 07771 973019

Investors: Russell Plumley 020 8457 8203

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Final Results
Released	07:00 24-Sep-03
Number	0963Q

Smiths Group: Preliminary results for the 12 months ended 31 July 2003

Highlights:

- Pre-tax profit of £384m* (-3%) and EPS of 50.1p* (-2%) incl. discont. activities
- Operating profit* up 2% to £372m on continuing activities
- Operating cash-flow (after capital expenditure) at 90% of profit*
- Annual dividend increased by 2% to 26p
- New divisional structure focuses on growth opportunities
- Good progress on disposals of non-core activities
- R&D increased by 18% to £251m
- Statutory EPS of 20.0p (33.3p) after goodwill write-down on Polymer disposal

*(before goodwill amortisation and exceptionals)

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said:

"We achieved an increase in operating profit and held earnings close to last year's on a continuing basis, while absorbing the commercial aerospace downturn, the impact of a weaker dollar and higher pension costs. Meanwhile, we have been successfully re-shaping the company to focus on strong, long-term growth opportunities, including establishing Smiths Detection as a separate entity and making sizeable disposals. This marks the 33rd year of consecutive dividend increases by Smiths Group."

Media
Bernard Carey
+44 (0) 20 8457 8403
bernard.carey@smiths-group.com

Investors
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

A live audio webcast of the meeting with analysts at 9.00am UK time can be accessed on www.smiths-group.com/prelim2003, and the meeting can be heard live by dialling in to +44 (0) 20 7019 0810.

Statutory reporting

For the year ended 31 July 2003, Smiths Group recorded consolidated sales of £3.1 billion, including discontinued activities, compared with £3.2 billion in 2002. On a statutory basis, after goodwill amortisation and exceptional charges, operating profit was £380m (2002: £334m), pre-tax profit was £217m (£277m), including non-operational exceptional charges of £123m (£24m) relating to disposals. Consolidated

earnings per share on this basis were 20.0p (33.3p). Retirement benefits are now reported under FRS 17 and the prior year has been restated.

Before goodwill amortisation and exceptionals, pre-tax profit was £384m (£396m) and earnings per share were 50.1p, including 4.5p per share from discontinued activities, compared with 51.0p a year earlier. The Board is recommending a final dividend of 17.25p, bringing the total for the year to 26.0p, an increase of 2%.

Continuing activities, before goodwill amortisation and exceptionals

£m	**2003**	2002 (restated)
Turnover	**2,629**	2,588
Operating profit	**372**	364
Pre-tax profit	**349**	364
Earnings per share	**45.6p**	46.9p

During 2003, Smiths Group made significant progress in refocusing on markets offering the best potential for long-term growth, with over 70% of profits coming from detection, medical and aerospace activities. At the same time, the company delivered a consistent year-on-year performance despite a sharp slowdown in the commercial aerospace sector. Turnover from continuing activities of £2.6 billion was similar to a year earlier. Operating profit of £372m was up by 2% after £20m adverse currency translation and a £14m increase in company-funded R&D. The operating margin was unchanged at 14%. Underlying productivity improved as a result of continued cost cutting, and gross margins rose one point, to 40%.

Pre-tax profit of £349m was 4% down, impacted by an increase of £28m in pension financing costs. Earnings per share of 45.6p were 3% down, benefiting from a tax rate of 27% compared with 28% a year earlier. The return on total shareholder investment, including goodwill previously set off against reserves, was 12% after tax, well above the company's cost of capital.

Total cash generation (including discontinued operations) remained a strong feature of Smiths' performance, with 90% of operating profit converted into operating cash after capital expenditure. Free cash-flow, net of interest, tax and restructuring costs was £270m, or 48.4 pence per share. Timing of deliveries led to a £42m working capital outflow during the year.

The company's net debt at year end was £715m compared with £725m a year earlier, and will drop sharply following receipt of proceeds from the disposal of Polymer Seals. Total interest cost on debt for the year was £38m, down from £58m last year as a result of lower average borrowing levels and reduced interest rates.

Action to refocus the company led to disposals during the year which realised net proceeds of £137m. Agreement to sell Polymer Seals for £495m was announced in July, with completion at the end of September. Turnover and profits of these businesses are recorded as discontinued. The non-operating exceptional charges relating to disposals comprise goodwill impairment of £137m on the assets of Polymer Seals, offset by a book gain of £14m on the other disposals.

In December, the German detection company Heimann was acquired for £236m. It has grown strongly since joining Smiths, and now forms a significant part of the newly-established Smiths Detection division.

A strong commitment to product development helps Smiths maintain its competitive edge, and new products in all four divisions will boost growth in the years ahead. Research and development spending increased by 18% to £251m, of which £130m (2002 : £116m) was directly charged against profits for the year and the balance recovered from customers. Also charged to operating profit before exceptionals were reorganisation costs of £11m. Gross capital expenditure of £94m was ahead of depreciation.

The company has voluntarily adopted the retirement benefits accounting standard FRS 17. The 2003 accounts have been prepared on this basis and the prior year restated. This provides more transparent disclosure of the cost of retirement benefits. Operating profit bears the £48m (2002 : £50m) service cost of those benefits earned in the year. Profit before tax also bears a pensions financing charge of £2m (compared with a credit of £26m in 2002 when the schemes' funding position was stronger). The balance sheet now includes net retirement benefit liabilities of £308m after tax, up from £129m last year, due principally to lower discount rates for assessing long-term pension commitments. Company contributions to the funded schemes rose to £46m in 2003 (£14m in 2002), broadly matching the regular service cost, and these are included in operating cash-flow. The company expects to make increased contributions in 2004.

The company provides full disclosure in the Annual Review regarding lawsuits involving John Crane Inc, a US subsidiary that once used encapsulated asbestos in certain products. With the benefit of its 'safe product' defence, and having contested every case in which it has been named, the subsidiary has been dismissed before trial from cases involving approximately 90,000 claimants over the last 24 years. It is currently a defendant in cases involving approximately 174,000 claims. Despite this large number of claims, final judgments, after appeals, have been made against John Crane Inc in only 28 cases, with awards amounting to $17.8m to date. Awards and legal costs are covered by insurance. There has been no change in the company's view that the litigation does not represent a material contingent liability, and no provision has been made in the Accounts.

The company retains an investment of £325m in preference shares of TI Automotive Ltd. Entitlement to dividends is cumulative. No dividend has been received or accrued during the year.

As a result of disposals and reorganisation, the number of employees in the continuing activities of Smiths Group is now 26,000, of whom 13,600 are in North America and 7,100 in the UK. Approximately half of the company's sales originated in North America and 30% in the UK. Exports from the UK were £460m in 2003, or 60% of UK production.

A new divisional organisation was implemented on 1 August 2003. This focuses on the opportunities for growth in particular market sectors and will drive the businesses towards their full potential. The results for 2003 are presented in this format, and 2002 has been restated. Smiths Detection, which generated 19% of operating profits from continuing activities in 2003, has been established as a separate division. Smiths

Medical (24%) remains unchanged by this reorganisation. Smiths Aerospace (28%) is now focused on systems and equipment for aircraft. Specialty Engineering (29%) combines John Crane, the former activities of the Industrial division, and marine and tubular systems, both previously part of Aerospace.

Smiths Detection

£m	**2003**	2002 (restated)
Turnover	**273**	119
Operating profit	**71**	29
Margin	**26%**	24%

Sales of detection equipment have grown rapidly in the past year, both organically and through acquisition. The principal driver of growth is international concern over terrorist threats and the consequent need for greater security in vulnerable locations.

Smiths Detection is in a strong competitive position in that it alone offers both ion mobility spectrometry (trace) and X-ray technologies. The trace technologies encompass detection of chemical, biological and other toxic agents, explosives and narcotics. Protection for soldiers on the battlefield was the initial application, and military sales continue to grow. But this has been overtaken by use in civil applications, of which airports have been the most prominent. In the early part of the year, Smiths Detection supplied 3,000 Ionscan explosive detectors to the US Transportation Security Agency (TSA) to screen passengers and their hand luggage. While this order will not be replicated, there are other opportunities to sustain growth, including providing equipment to protect the US Postal Service from the threat of anthrax in the mail. New products include the Sentinel II explosive detection portal, already finding its first applications in airports and elsewhere, including Toronto's CN Tower.

The acquisition of Heimann not only doubled the size of Smiths Detection but brought complementary technologies and market access around the world. It has performed better than expected and is already achieving close to the company's average rate of return on invested capital. Heimann is a leader in X-ray systems for identifying dangerous objects such as weapons and explosives, as well as narcotics and contraband. Whilst airports are significant customers, there is a broad spread of applications wherever security is an issue. In particular, the inspection of bulk freight containers during trans-shipment is recognised as an effective means of preventing threats to national security. As an example, all road freight travelling on Channel Tunnel trains is now examined using Heimann equipment located at the French and UK entry points. Heimann's latest explosive detection system is so far the only one efficient enough to be installed in-line with automated baggage handling at busy airports. Already in use in Europe, it awaits certification by the TSA, which will give access to a significant market in the US.

In the current year, Smiths Detection will benefit from closer integration of its activities and the introduction of important new products. Activity is expected to build through the year, whereas in 2003 activity was skewed to the first half due to the TSA deliveries.

Smiths Medical

£m	**2003**	2002 (restated)
Turnover	**486**	480
Operating profit	**88**	93
Margin	**18%**	19%

During 2003, the world market for medical devices continued to grow steadily, in line with increased healthcare spending in the advanced economies, driven by the ageing of their populations and strong demand for new technology. Smiths Medical benefited from these trends, although its underlying performance was masked by the impact of currency translation, mainly from a weaker US dollar, which reduced reported sales by £20m and profits by £5m. Over half of the division's sales are generated in the US.

The decline in operating margin was limited to the first half and was largely due to the one-off costs of launching the new Cozmo insulin delivery pump. Margins in the first half dipped to 16%, recovering to 20% in the second half, so averaging 18% for the year. The company aims to maintain Medical's margin while progressively increasing investment in R&D to the industry norm of 5 - 6% of sales. Currently, approximately 20% of products are less than three years old, and there is a pipeline of new products, which secure the highest margins.

The Cozmo pump has been well received since its introduction in December. This device enables people with the more serious, Type 1, form of diabetes to receive their insulin without the need for frequent injections. Over 3,000 have been sold already and the company is establishing a strong position in the market. Ambulatory pumps for medication delivery and pain management have also been selling well.

Smiths Medical has been organised around two broad product categories : Medication Delivery & Patient Monitoring, which includes the infusion pumps already described, patient temperature management and pulse oximetry; and Anaesthesia & Safety Devices, including single-use devices for anaesthesia and airway management during surgery or other intensive care procedures.

Specialised salesforces have been assigned to each of these sectors and a team established to manage relationships with the big hospital group purchasing organisations in the US. Smiths Medical International now co-ordinates sales through a worldwide distributor network.

In single-use devices, needle protection has been an area of strong growth for the division, and the company's range has been greatly expanded to cover all types of needles, although it has not yet been possible to introduce a retractable device. Smiths Medical's highly automated plant at Keene, New Hampshire is making the needle protection range at an annual rate of 250 million units. Further growth is expected, as compliance by US hospitals with the Needlestick Injury Prevention Act continues to increase.

New airway products introduced during the year include a single-use laryngeal mask. This and similar product innovations have helped achieve steady growth in the anaesthesia and respiratory care business.

The drive to reduce costs whilst maintaining high quality has led to the enlargement of

the company's global assembly facility in Tijuana, Mexico, which now accounts for close to half of Smiths Medical's output of high volume devices. With the benefit of lower cost production, gross margin improved by 1%, helping to fund the increased R&D.

Japan is an important element of the division's performance, and Smiths has a strong position in this market. There has been government pressure on re-imbursement of healthcare costs and this, together with an increased regulatory burden, held back the growth of the Japanese subsidiary. Greater efficiency in the distribution network is being implemented to counter this effect.

The outlook for Smiths Medical is for sales growth from recent new product launches, further benefit from the additional R&D spending, and with the traditionally high margin sustained.

Smiths Aerospace

£m	**2003**	2002 (restated)
Turnover	**998**	1,079
Operating profit	**105**	139
Margin	**11%**	13%

Smiths Aerospace is a £1 billion business now focused on systems and equipment for all types of aircraft. Defence equipment accounts for 60% of sales, and the remainder is supplied to commercial customers. Smiths is in the privileged position of being a Tier One supplier with close links to the prime manufacturers, with a commitment to the development of the integrated systems which form the building blocks of any modern aircraft. It is among a small group of companies which can offer a combination of avionics, actuation and aerostructures in an industry sector which is still consolidating.

The drop in divisional profits in 2003 was due to the continued downturn in commercial aerospace, an increase in R&D and an adverse US dollar translation effect. The number of new passenger jets with more than 100 seats built annually will have declined from a peak of over 900 four years ago to fewer than 600 this year, and there is no sign of an upturn before 2006. With restructuring early in the year, the commercial business remained profitable. Air travel remained at depressed levels through 2003 and airline finances are in poor shape. This has affected not just the demand for new aircraft, but also the aftermarket. Smiths' maintenance, spares and repairs activity declined and there has not yet been any noticeable recovery.

Smiths continues to invest for an eventual upturn in the commercial aerospace sector. Significant business has been secured on the Airbus A380 and products are in current development. The company has also been chosen by Boeing to bid for a number of key programmes on the new mid-size jetliner, currently designated B7E7.

Meanwhile, defence business continued to grow in 2003. The company is a key supplier and systems integrator on the principal US and European platforms. In particular, business on the F-18E/F, F-22, Apache Longbow, C-130 AMP, C-130J, C-17 and Eurofighter Typhoon has held up well. Development of equipment for new programmes is also well in hand: the F-35 Joint Strike Fighter is government-funded, while the Boeing 767 Global Tanker is a company-funded initiative. These aircraft are expected to generate sizeable revenues for Smiths in the latter part of this decade.

The trend of the company's defence sales growth is expected to average 6% per annum or more over the decade, although individual military contracts may affect the growth pattern of the business from one year to the next.

Overall, the mix of commercial and military business is expected to lead to a year of stable performance for Smiths Aerospace in 2004.

Specialty Engineering

£m	**2003**	2002 (restated)
Turnover	**872**	910
Operating profit	**108**	103
Margin	**12%**	11%

Specialty Engineering brings together a number of Smiths' strongly performing activities which are focused on providing highly engineered solutions to customers' specific requirements. It includes John Crane, the world leader in rotating seals, Interconnect, providing electrical connection and protection, Flexible Technologies, Marine and Tubular Systems.

Sales declined by 4% and profits improved by 5%, leading to a one point improvement in margins to 12%. Specialty Engineering's cash conversion exceeded 100%.

John Crane, the largest of the division's activities, recorded sales of £445m (2002 : £452m) and profits up 9% at £58m (£53m), which raised its margin to 13%. It benefited from an improving investment trend in oil and gas production, resulting from higher energy prices. John Crane's strong position in dry gas seal technology helped it secure a significant role in the joint venture to upgrade Gazprom's pipelines in Russia. It is also extending its facilities in China to support its major customer Shell, which is developing a huge oil refinery near Shanghai.

Interconnect, which designs and engineers connectors and electronics for a wide range of applications including defence and telecoms, maintained a steady performance year to year. Although there is little sign of an upturn in the wireless infrastructure sector, the business benefited from reorganisation and from securing a wider range of applications for its products.

Flex Tek, making innovative tubing and electrical components for air-conditioning and domestic appliances, had a flat year, due to low consumer demand in the US. Kelvin Hughes, the marine electronics and charts business, was more profitable as a result of earlier restructuring.

The prospects for Smiths Group

Smiths Group continues to refocus its activities on areas of greatest opportunity for growth. The strength of the balance sheet, combined with high operational cash-flow, provides a strong platform for developing this strategy. The markets served by Detection, Medical, and Smiths' defence business all have a positive outlook, while significant recovery in commercial aerospace is not expected until 2006. In the current year, the company is confident it can achieve a steady performance from the

continuing activities, with reduced profits from commercial aerospace balanced by gains elsewhere. Looking further ahead, the focus on growth markets and operational efficiency will drive performance improvement.

The **Annual General Meeting** of the company will be held at the offices of JP Morgan, 10 Aldermanbury, London EC2V 7RF, on Tuesday, 11 November at 12.00 noon. If approved at the meeting, the recommended final dividend on the ordinary shares will be paid on 14 November to shareholders registered at the close of business on 17 October. The ex-dividend date will be 15 October.

Tables attached

- Profit & loss account
- Statement of total recognised gains and losses
- Summarised balance sheet
- Cash-flow statement
- Notes to the accounts

The financial statements attached have been prepared in accordance with the accounting policies set out in the company's accounts for the year ended 31 July 2002, except that the company has adopted FRS 17 (Retirement Benefits) in its 2003 financial statements. The financial statements do not constitute the full financial statements within the meaning of S240 of the Companies Act 1985. Figures relating to the year ended 31 July 2002 are abridged. Full accounts for Smiths Group plc for that period have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under S237(2) or S237 (3) of the Companies Act 1985.

PROFIT AND LOSS ACCOUNT (unaudited)

		Year ended 31 July 2003				
	Note	**Ordinary activities** £m	**Discontinued businesses** £m	**Goodwill amortisation** £m	**Exceptional items** £m	**Tot** £
Continuing operations		2,505.6				2,505
Acquisitions		123.6				123
Discontinued businesses			426.9			426
Turnover	2	**2,629.2**	**426.9**			**3,056**
Continuing operations		346.4		(24.6)		321
Acquisitions		25.5		(7.8)		17
Discontinued businesses			51.9	(11.7)		40
Operating profit	2	**371.9**	**51.9**	**(44.1)**		**379**
Exceptional	3					

	Note					
items - Profit on disposal of businesses					14.5	14
Write-down of goodwill on anticipated future disposal					(137.0)	(137.
Profit before interest and tax		**371.9**	**51.9**	**(44.1)**	**(122.5)**	**257.**
Net interest payable		(20.3)	(17.3)			(37.
Other finance (costs)/ income – retirement benefits		(2.2)				(2.
Profit/(loss) before taxation		**349.4**	**34.6**	**(44.1)**	**(122.5)**	**217.**
Taxation	9	(94.3)	(9.4)	3.9	(5.3)	(105.
Profit/(loss) after taxation		**255.1**	**25.2**	**(40.2)**	**(127.8)**	**112.**
Minority interests		(0.5)	(0.3)			(0.
Profit/(loss) for the period		**254.6**	**24.9**	**(40.2)**	**(127.8)**	**111.**
Dividends	4	(145.4)				(145.
Retained profit/(loss)		**109.2**	**24.9**	**(40.2)**	**(127.8)**	**(33.**
Earnings per share	5					
Basic		45.6p	4.5p	(7.2)p	(22.9)p	20.(
Diluted		45.5p	4.5p	(7.2)p	(22.9)p	19.!

PROFIT AND LOSS ACCOUNT (unaudited)

		Year ended 31 July 2002 (restated)				
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	To

Continuing operations		2,588.4				2,58
Discontinued businesses			635.1			63.
Turnover	2	**2,588.4**	**635.1**			**3,22.**
Continuing operations		364.1		(38.8)	(43.7)	28
Discontinued businesses			64.0	(11.9)		5
Operating profit	2	**364.1**	**64.0**	**(50.7)**	**(43.7)**	**33.**
Exceptional items - Loss on disposal of businesses	3				(24.3)	(24
Profit before interest and tax		**364.1**	**64.0**	**(50.7)**	**(68.0)**	**30**
Net interest payable		(25.7)	(31.8)			(57
Other finance (costs)/ income- retirement benefits		25.5				2
Profit/(loss) before taxation		**363.9**	**32.2**	**(50.7)**	**(68.0)**	**27**
Taxation	9	(101.9)	(9.0)	3.8	16.1	(91
Profit/(loss) after taxation		**262.0**	**23.2**	**(46.9)**	**(51.9)**	**18**
Minority interests		(1.1)	(0.2)			(1
Profit/(loss) for the period		**260.9**	**23.0**	**(46.9)**	**(51.9)**	**18**
Dividends	4	(142.2)				(142
Retained profit/(loss)		**118.7**	**23.0**	**(46.9)**	**(51.9)**	**4**

Earnings per share	5					
Basic		46.9p	4.1p	(8.4p)	(9.3p)	33
Diluted		46.8p	4.1p	(8.4p)	(9.3p)	33

Results for the year ended 31 July 2002 have been restated following the adoption of FRS17 – Retirement Benefits.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	Year ended 31 July 2003	Year ended 31 July 2002 (restated)
	£m	£m
Profit for the financial year attributable to shareholders	**111.5**	185.1
Exchange adjustments	**14.7**	(56.4)
Taxation recognised on exchange gains/losses:		
Current – UK	**5.3**	(1.2)
Deferred – USA	**3.7**	4.5
FRS 17 – Retirement Benefits		
Actuarial losses on retirement benefit schemes – gross	**(258.6)**	(427.0)
Deferred tax credit related thereto	**73.4**	131.7
Total recognised gains and losses for the financial year	**(50.0)**	(163.3)
Prior year adjustment: FRS17 – Retirement Benefits	**(157.6)**	
	(207.6)	

The statement of total recognised gains and losses for the year ended 31 July 2002 has been restated following the adoption of FRS 17 – Retirement Benefits.

SUMMARISED BALANCE SHEET (unaudited)

	Note	**31 July 2003**	31 July 2002 (restated)
		£m	£m
Fixed assets			
Intangible assets		**830.2**	638.3
Tangible assets		**557.6**	563.9

Investments:	TI Automotive Ltd		**325.0**	325.0
	Other		**8.2**	11.6
			1,721.0	1,538.8
Stocks		10	**489.5**	474.5
Debtors		11	**673.4**	613.1
Creditors		12	**(870.0)**	(806.2)
			2,013.9	1,820.2
Net debt		13	**(715.1)**	(725.2)
Provisions for liabilities and charges		16	**(116.0)**	(113.8)
Net assets excluding retirement benefits			**1,182.8**	981.2
Retirement benefits – net liabilities		15	**(308.4)**	(128.7)
Net assets			**874.4**	**852.5**
Capital and reserves				
Share capital			**139.8**	139.6
Share premium			**170.0**	163.7
Reserves			**552.8**	537.3
Shareholders' equity		14	**862.6**	840.6
Minority equity interests			**11.8**	11.9
Capital employed			**874.4**	**852.5**

The balance sheet as at 31 July 2002 has been restated following the adoption of FRS17- Retirement Benefits.

SUMMARY CASH-FLOW STATEMENT SHOWING CONTINUING ACTIVITIES (unaudited)

	Year ended 31 July 2003		Year ended 31 July 2002 (restated)
	Continuing activities £m	**Total £m**	Total £m
Operating profit before goodwill amortisation and exceptional restructuring costs	**371.9**	**423.8**	**428.1**
Depreciation	**72.2**	**88.9**	91.5

Retirement benefits	(4.6)	(4.6)	29.0
Working capital	(32.8)	(41.6)	34.4
Net cash inflow from ordinary activities before capital expenditure and restructuring	**406.7**	**466.5**	583.0
Capital expenditure	(70.1)	(86.3)	(100.0)
Net cash inflow from ordinary activities after capital expenditure and before restructuring	**336.6**	**380.2**	**483.0**
Interest paid		(26.1)	(56.5)
Tax paid		(60.8)	(52.8)
Exceptional restructuring expenditure		(22.8)	(59.2)
Free cash-flow		**270.5**	314.5
Acquisitions (including term debt acquired) and disposals		(105.1)	180.9
Dividends		(142.5)	(139.1)
Other		(12.8)	38.3
Decrease in net debt		**10.1**	394.6
Net debt at beginning of period		(725.2)	(1,119.8)
Net debt at end of period		**(715.1)**	(725.2)

The cash flow statement for the year ended 31 July 2002 has been restated following the adoption of FRS17 – Retirement Benefits.

CASH-FLOW STATEMENT (unaudited)

	Year ended 31 July 2003	Year ended 31 July 2002 (restated)
	£m	£m
Operating Profit (before exceptional restructuring costs)	**379.7**	377.4
Goodwill amortisation and impairment	**44.1**	50.7
Depreciation	**88.9**	91.5
Retirement benefits	**(4.6)**	29.0
(Increase)/decrease in stocks	**(1.6)**	18.7
(Increase)/decrease in debtors	**(55.8)**	48.5

Increase/(decrease) in creditors	**15.8**	(32.8)
Net cash inflow from normal operating activities	**466.5**	583.0
Exceptional restructuring expenditure	**(22.8)**	(59.2)
Net cash inflow from operating activities	**443.7**	523.8
Returns on investments and servicing of finance	**(26.1)**	(56.5)
Tax paid	**(60.8)**	(52.8)
Capital expenditure and financial investment	**(86.3)**	(100.0)
Acquisitions and disposals	**(92.0)**	180.9
Equity dividends paid	**(142.5)**	(139.1)
Management of liquid resources	**2.3**	0.1
Financing	**(68.7)**	(124.3)
(Decrease)/increase in cash	**(30.4)**	232.1
Decrease in short-term deposits	**(2.3)**	(0.1)
Decrease in other borrowings	**73.4**	139.8
Loan note issues (net of repayments)	**1.2**	2.0
Term loans acquired with acquisitions	**(13.1)**	
Exchange variations	**(18.7)**	20.8
Decrease in net debt	**10.1**	394.6
Net debt at beginning of period	**(725.2)**	(1,119.8)
Net debt at end of period	**(715.1)**	(725.2)

The cash flow statement for the year ended 31 July 2002 has been restated following the adoption of FRS17 – Retirement Benefits.

NOTES TO THE ACCOUNTS (unaudited)

1) Accounting Policies

With the exception of the adoption of the accounting requirements of Financial Reporting Standard 17 – Retirement Benefits 'FRS17' (note 15), there have been no changes to the accounting policies used in preparing these financial statements from those used in the annual report and accounts for 2002.

2) *Analyses of turnover and profit – continuing ordinary activities*

Market

	Turnover	Profit

	2003 £m	2002 £m	2003 £m	2002 £m
Detection	**273.3**	119.4	**70.6**	28.8
Medical	**486.1**	479.9	**87.9**	93.2
Aerospace	**998.2**	1,078.8	**105.5**	139.3
Specialty Engineering:	**871.6**	910.3	**107.9**	102.8
John Crane	445.1	451.5	58.1	53.2
Industrial	298.8	321.3	44.5	48.4
Marine/Tubular Systems	127.7	137.5	5.3	1.2
	2,629.2	2,588.4	**371.9**	364.1
Net interest			**(20.3)**	(25.7)
Other finance (costs)/income			**(2.2)**	25.5
Profit before taxation from continuing ordinary activities			**349.4**	363.9

Geographical origin

	Turnover		Profit	
	2003 £m	2002 £m	**2003 £m**	2002 £m
United Kingdom	**762.3**	760.7	**52.6**	66.5
North America *	**1,513.3**	1,623.6	**241.4**	252.1
Continental Europe	**399.6**	278.0	**58.0**	25.3
Other overseas	**165.1**	137.2	**19.9**	20.2
Inter-company	**(211.1)**	(211.1)		
	2,629.2	2,588.4	**371.9**	364.1

* Includes USA, Canada and Mexico

3) Exceptional items

	2003 £m	2002 £m
Restructuring and closure costs		(43.7)
Profit/(loss) on disposal of businesses (note 7)	**14.5**	(24.3)
Write-down of goodwill on anticipated future disposal (note 7)	**(137.0)**	
	(122.5)	(68.0)

4) Dividends

A final dividend of 17.25p per share (2002 16.75p) has been recommended and, if approved, will be paid on 14 November 2003 to holders of all ordinary shares whose names are registered at close of business on 17 October 2003.

5) Earnings per share

Separate figures are given for earnings per share related to the average number of shares in issue for each year:

	Year ended 31 July 2003	Year ended 31 July 2002
Basic	**558,610,819**	556,496,716
Effect of dilutive share options	**838,286**	1,267,591
Diluted	**559,449,105**	557,764,307

6) Acquisitions

During the year ended 31 July 2003 the company acquired the businesses set out below. The fair values are provisional and will be finalised in the 2004 accounts.

Businesses acquired	Consideration (including associated costs) £m	Goodwill £m	N
Heimann Systems GmbH	236.1	221.4	
Other	7.2	7.0	
	243.3	228.4	

Assets acquired	Book value £m	Consistency of accounting policy £m	Fair value £m
Fixed assets	19.3		19.3
Stocks	28.1		28.1
Debtors	39.4		39.4
Creditors	(42.4)	(0.6)	(43.0)
Loans	(13.1)		(13.1)
Provisions	(12.3)	(1.7)	(14.0)

Taxation	(1.8)		(1.8)
Net assets acquired	17.2	(2.3)	14.9
Goodwill			228.4
Consideration – total			243.3
satisfied in cash			239.6
deferred			3.7

In accordance with the provisions of FRS 10, the Group amortises goodwill arising on acquisitions after 1 August 1998 on a straight-line basis over a period of up to 20 years.

7) *Disposals*

The principal disposal during the year was the Air Movement and Cable Management businesses, which were sold on 3 December 2002. The table below sets out the details of this transaction and other disposals.

	Air Movement £m	Other £m	Total £m
Consideration, net of expenses and retained liabilities	117.1	20.2	137.3
Net assets sold	(43.1)	(5.2)	(48.3)
Surplus over net assets/retained liabilities	74.0	15.0	89.0
Goodwill previously set directly against reserves	(66.8)	(7.7)	(74.5)
Profit on disposal	7.2	7.3	14.5

In connection with the anticipated disposal of the Polymer business, the company has written off £137m of goodwill previously set directly against reserves.

8) Operating profit is after charging	**2003 £m**	2002 £m
Depreciation of fixed assets	**88.9**	91.5
Research and development expenditure	**129.7**	116.5

9) Taxation	**2003 £m**	2002 £m
Taxation on the profit for the year:		

UK Corporation tax at 30% (2002 – 30%)	**27.8**	62.8
Double taxation relief	**(13.8)**	(7.7)
	14.0	55.1
Overseas taxation	**76.4**	61.0
	90.4	116.1
Tax relief on exceptional items		(16.1)
Current taxation	**90.4**	100.0
Deferred taxation		
on ordinary and discontinued activities	**9.4**	(9.0)
on exceptional items	**5.3**	
	105.1	91.0

10) Stocks	**2003**	2002
	£m	£m
Stocks comprise:		
Raw materials and consumables	**142.3**	133.4
Work in progress	**142.9**	149.2
Finished goods	**244.9**	216.9
	530.1	499.5
Less: payments on account	**(40.6)**	(25.0)
	489.5	474.5

11) Debtors	**2003**	2002
	£m	£m
Amounts falling due within one year:		
Trade debtors	**533.7**	486.5
Amounts recoverable on contracts	**61.6**	52.9
Other debtors	**23.2**	28.3
Prepayments and accrued income	**44.1**	30.0
	662.6	597.7
Amount falling due after more than one year:		
Other debtors	**10.8**	15.4
Total debtors	**673.4**	613.1

12) Creditors	**2003**	2002

	£m	£m
Amounts falling due within one year:		
Trade creditors	**191.5**	196.0
Bills of exchange payable	**2.7**	3.3
Other creditors	**25.1**	39.4
Proposed dividend	**96.5**	93.6
Corporate taxation	**145.8**	119.0
Other taxation and social security costs	**37.4**	31.6
Accruals and deferred income	**295.4**	265.4
	794.4	748.3
Amount falling due after more than one year:	**75.6**	57.9
Total creditors (excluding borrowings)	**870.0**	806.2

13) Borrowings and net debt

	Fixed rate borrowings					
	Weighted average			Floating		
	Interest Rate	Years Fixed	Amount £m	rate borrowings £m	**Total 2003 £m**	Total 2002 £m
Currencies:						
Sterling	7.15%	12	157.8	170.2	**328.0**	328.9
US Dollar	5.98%	8	75.0	129.3	**204.3**	240.4
Euro	4.03%	2	164.7	85.4	**250.1**	213.8
Japanese Yen	2.30%	1	7.7	0.3	**8.0**	40.4
Other			0.1	6.6	**6.7**	11.2
			405.3	391.8	**797.1**	834.7
Cash and deposits					**(82.0)**	(109.5)
Net debt					**715.1**	725.2
Maturity:						
On demand/under one year			27.8	90.5	**118.3**	163.7
One to two years			154.1	58.7	**212.8**	183.0
Two to five years			1.6		**1.6**	191.5
Over five years			221.8	242.6	**464.4**	296.5
			405.3	391.8	**797.1**	834.7

14) Movements in shareholders' equity	**2003 £m**	2002 £m
Total recognised gains and losses for the financial year	**(50.0)**	(163.3)
Dividends	**(145.4)**	(142.2)

	(195.4)	(305.5)
Write back of goodwill on disposals	**211.5**	149.2
Share issues	**5.9**	17.5
Net increase/(decrease) in shareholders' equity	**22.0**	(138.8)
Shareholders' equity:		
At start of year as previously reported	**998.2**	839.7
Prior period adjustment – FRS17	**(157.6)**	139.7
At end of year	**862.6**	840.6

15) Post retirement benefits

The company has adopted voluntarily the full accounting requirements of FRS17- Retirement Benefits. The FRS17 valuations of the principal pension schemes in the UK and US are summarised below:

	2003		2002	
	UK £m	**USA £m**	UK £m	US £m
Funded pension plans-market value of assets	**2,173.8**	**294.2**	2,083.2	261.5
Funded pension plans surplus/ (deficit)	**(218.9)**	**(89.3)**	7.8	(93.4)
Unfunded plans and post retirement healthcare liabilities	**(47.2)**	**(97.8)**	(35.2)	(83.2)
	(266.1)	**(187.1)**	(27.4)	(176.6)
Deferred tax asset	**73.7**	**71.1**	8.2	67.1
Retirement benefits - net liabilities	**(192.4)**	**(116.0)**	(19.2)	(109.5)

The impact of FRS17 on the profit and loss account is summarised below:

			2003			2002
	Funded schemes		**Unfunded plans**	Funded schemes		Unfunded plans
	UK £m	**US £m**	**UK & US £m**	UK £m	US £m	UK & US £m
Service cost	**32.6**	**12.7**	**2.3**	34.2	13.2	2.2
Exceptional item – curtailment gain	**(1.5)**					

Expected return on scheme assets	**(132.7)**	**(20.0)**		(152.3)	(23.9)	
Interest on scheme liabilities	**122.6**	**24.5**	**7.8**	118.0	25.2	7.5

Regulatory Announcement

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Company	Medisys PLC
TIDM	MDY
Headline	Statement re. Press Comment
Released	07:02 25-Sep-03
Number	1605Q

For Immediate Release 25 September 2003

Medisys PLC
("Medisys" or "the Group")

Statement Re: Press Comment

Medisys notes this morning's press comment relating to the launch of its Futura Safety Syringe and, in particular, the comments attributed to Keith Butler-Wheelhouse, Chief Executive of Smiths Group plc ("Smiths"), the Group's strategic marketing partner.

On 2 July 2003, Medisys announced that the Futura Syringe had met the specifications for the product as detailed in the Co-Marketing Agreement entered into by Smiths and Medisys in March 2002. The specifications were tested by Smiths against an agreed Quality Test Protocol ("QTP"), with the results demonstrating that the Futura Safety Syringe exceeded the contract specifications. Following the successful completion of Smiths QTP and certain other criteria, a milestone payment of US$1,950,000 became due and payable under the terms of the Co-Marketing Agreement. Medisys has invoiced Smiths for this sum but has yet to receive payment.

Successful completion of the Smiths' QTP process also required the parties to move into the launch phase for the product. Smiths commenced distribution of the product to selected clinical sites with a view to obtaining user feedback on the product from a third party clinical studies team prior to full market launch.

Initial clinical data was discussed by both parties at a meeting on 29 July 2003. Since some of this data was inconsistent with the results seen in the QTP, the parties agreed that Medisys should undertake further analysis. Senior executives of Medisys and Smiths held a further meeting on 19 September 2003. At this meeting it was agreed that the clinical evaluation should continue until late October 2003 to allow time for a full set of data to be collated and analysed. It was also agreed that a final decision on the implications of all the clinical data would be taken at this point.

In light of the agreement reached between the two parties at the meeting on 19 September Medisys is very surprised by the comments attributed to Mr Butler-Wheelhouse and is seeking urgent clarification from Smiths of its intentions with regard to the Futura Safety Syringe.

Shareholders will be notified of the outcome of those discussions as soon as possible.

- Ends -

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	17:13 25-Sep-03
Number	2020Q

smiths

25 September 2003

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Robert White O'Leary

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Joint holding of director and spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Smith & Williamson Nominees Limited

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Share sale.

7 Number of shares/amount of stock acquired: n/a

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: 2,642

10 Percentage of issued class: <0.001%

11 Class of security: Ordinary shares of 25p

12 Price per share: 682.16p

13 Date of transaction: 24 September 2003

14 Date company informed: 24 September 2003

15 Total holding following this notification: Nil

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

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Company	Medisys PLC
TIDM	MDY
Headline	Termination of Agreement
Released	13:58 26-Sep-03
Number	2386Q

For Immediate Release 26 September 2003

Medisys PLC
("Medisys")

Statement Re: Termination of Co-Marketing Agreement with Smiths Group plc

Further to yesterday's announcement by Medisys which noted the press comments attributed to Keith Butler-Wheelhouse, Chief Executive of Smiths Group plc ("Smiths") relating to the launch of the Futura Safety Syringe, Medisys announces that it has today given Smiths notice of termination with immediate effect of the Co-Marketing Agreement entered into by Smiths and Medisys in March 2002.

Medisys will make a further announcement once it has formalised its alternative plans for the commercialisation and distribution of the Futura Safety Syringe.

- Ends -

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:27 26-Sep-03
Number	2626Q

smiths

26 September 2003

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliate, Capital Guardian Trust Company, in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	9,001,137
Bank of New York Nominees Limited	1,393,347
Chase Nominees Limited	24,204,704
BT Globenet Nominees Limited	630,514
Midland Bank plc	7,541,708
Bankers Trust	2,725,064
Barclays Bank	1,144,780
Citibank London	1,026,700
Nortrust Nominees Limited	6,713,080
Royal Bank of Scotland	25,212
ROY Nominees Limited	129,400
Deutsche Bank AG	3,400
Deutsche Bank Mannheim	2,400
State Street Bank & Trust Co.	62,600
MSS Nominees Limited	107,400
HSBC Bank plc	16,200
Mellon Nominees (UK) Limited	930,657
RBSTB Nominees Limited	5,900

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 25 September 2003 (re interests as at 23 September 2003)

12. Total holding following this notification: 55,664,203 shares

13. Total percentage holding of issued class following this notification: 9.948%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 26 September 2003

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company are included in the overall interests notified by CGCI from time to time.

CGCI has disclosed interests in 68,633,140 shares (12.26% of the issued share capital), as at 23 September 2003, (including the interests of CGTC notified above).

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	13:35 30-Sep-03
Number	3503Q

Smiths Group PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 296,956 Ordinary shares of 25p each under the TI Group 1994 Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Sale of Polymer to Trelleborg
Released	07:00 01-Oct-03
Number	3815Q

smiths

Smiths Completes Sale of Polymer business to Trelleborg for £495 million cash

---

Smiths Group today announced the completion of the sale of its Polymer Sealing Solutions business to Trelleborg AB of Sweden for a cash sum of £495 million. This follows approval from the EU and US regulatory authorities.

Commenting on the sale Smiths Group chief executive Keith Butler-Wheelhouse said; "The disposal emphasises Smiths' strategy of concentration on core businesses in detection, medical and aerospace markets. The proceeds will be used to reduce net debt, but we aim to continue to match buys with sells. This transaction brings the proceeds of disposals since July 2002 to £650 million with acquisitions of over £240 million."

Smiths Group has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

Enquiries:

Media: Bernard Carey: 020 8457 8403
Caroline Harris: 020 8457 8403
GSM: 07771 973019

Investors: Russell Plumley 020 8457 8203

Notes to Editors

About Smiths Group

Smiths is a focused engineering company with market-leading positions worldwide in its three chosen areas of specialisation. Its customers range from defence contractors to petrochemical companies to hospitals. Headquartered in London, Smiths Group has its manufacturing businesses principally in the UK, North America and continental Europe.

About Polymer Sealing Solutions

Polymer Sealing Solutions employs 6000 people in over 25 countries and is a world leader in polymer technology – elastomer, thermoplastic and PTFE – for the, industrial and automotive and aerospace markets. Its principal manufacturing sites are in the UK, Malta, Poland, Scandinavia, Italy and the USA. 4700 of its employees are located in Europe of which 1400 are in the UK, 1000 employees are based in the USA and a further 300 employees are based throughout the rest of the world. Its trading brands include Busak + Shamban, Forsheda, Polypac and Dowty Automotive.

About Trelleborg

Trelleborg is a global industrial group. Operations are based on spearhead competence within polymer materials and a high level of industrial know-how, combined with functional solutions and systems designed to meet the needs of its customers. The Trelleborg Group has annual sales of approximately SEK 18 billion, with about 15,000 employees in 40 countries. Trelleborg consists of four business areas: Trelleborg Automotive, Trelleborg Wheel Systems, Trelleborg Engineered Systems and Trelleborg Building Systems. The Trelleborg share has been quoted on the A list of the Stockholm Exchange since 1964.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	09:58 01-Oct-03
Number	3963Q

01 October 2003

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Interest of director's wife

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): n/a

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares by Mrs Kaye Lorraine Lillycrop through a non discretionary PEP.

7 Number of shares/amount of stock acquired: 899 shares

8 Percentage of issued class: <0.001%

9 Number of shares/amount of stock disposed: n/a

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 673.88p

13 Date of transaction: 30 September 2003

14 Date company informed: 30 September 2003

15 Total holding following this notification: 68,043 shares

16 Total percentage holding of issued class following this notification: 0.012%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: n/a

18 Period during which or date on which exercisable: n/a

19 Total amount paid (if any) for grant of the option: n/a

20 Description of shares or debentures involved: class, number: n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: n/a

22 Total number of shares or debentures over which options held following this notification: n/a

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett - Assistant Secretary

Additional information:

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	18:07 01-Oct-03
Number	4367Q

01 October 2003

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Keith Oliver Butler-Wheelhouse

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Grant of options under the Smiths Industries 1995 Executive Share Option Scheme

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 01/10/2003

18 Period during which or date on which exercisable: 01/10/2006 to 01/10/2013

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 226,250

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 669p

22 Total number of shares or debentures over which options held following this notification: 1,106,277 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Ferrie

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Grant of options under the Smiths Industries 1995 Executive Share Option Scheme

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 01/10/2003

18 Period during which or date on which exercisable: 01/10/2006 to 01/10/2013

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 109,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 669p

22 Total number of shares or debentures over which options held following this notification: 462,609 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Lawrence Henry Neil Kinet

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Grant of options under the Smiths Industries 1995 Executive Share Option Scheme

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 01/10/2003

18 Period during which or date on which exercisable: 01/10/2006 to 01/10/2013

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 100,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 669p

22 Total number of shares or debentures over which options held following this notification: 415,909 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Langston

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Grant of options under the Smiths Industries 1995 Executive Share Option Scheme

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 01/10/2003

18 Period during which or date on which exercisable: 01/10/2006 to 01/10/2013

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 100,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 669p

22 Total number of shares or debentures over which options held following this notification: 692,130 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Grant of options under the Smiths Industries 1995 Executive Share Option Scheme

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 01/10/2003

18 Period during which or date on which exercisable: 01/10/2006 to 01/10/2013

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 95,500

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 669p

22 Total number of shares or debentures over which options held following this notification: 742,539 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Einar Lindh

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Grant of options under the Smiths Industries 1995 Executive Share Option Scheme

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 01/10/2003

18 Period during which or date on which exercisable: 01/10/2006 to 01/10/2013

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 100,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 669p

22 Total number of shares or debentures over which options held following this notification: 528,023 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Alan Matthew Thomson

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Grant of options under the Smiths Industries 1995 Executive Share Option Scheme

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 01/10/2003

18 Period during which or date on which exercisable: 01/10/2006 to 01/10/2013

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 121,750

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 669p

22 Total number of shares or debentures over which options held following this notification: 632,225 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information:

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	F35 Joint Strike Fighter
Released	07:00 06-Oct-03
Number	5434Q

Smiths increases potential contracts on F-35 Joint Strike Fighter by $500 million

Smiths Group's Interconnect subsidiary has been selected by Lockheed Martin Aeronautics to supply its Times Microwave Broadband Airborne Cable Assemblies for the F-35 Joint Strike Fighter (JSF). The contract is potentially valued in excess of $500M over the life of the programme.

The high performance cable assemblies are designed to handle high-speed data in extreme avionics environments, including wide variations in temperature and pressure. Delivery of the first set is planned for early 2004. Production of the F-35 JSF is scheduled to commence in 2006, continuing to 2026. Additional Smiths contracts on the JSF include combined systems in electronics, actuation, engine components, and aircraft structures.

Einar Lindh, group managing director, Smiths Specialty Engineering, said; 'This award by Lockheed Martin Aeronautics confirms the solid reputation of Smiths Interconnect as the technology leader in the design and manufacture of ultra high reliability airborne coaxial cable, connector and assembly products. We are delighted to provide value added solutions to Lockheed Martin and the F-35 partners'.

Smiths Group chief executive, Keith Butler-Wheelhouse, said; "This important contract highlights the significant contribution which the Smiths Specialty Engineering businesses are making to the growth and success of the Group".

"This reinforces Lockheed Martin's already strong relationship with Smiths on the F-35 JSF programme," said Tom Burbage, executive vice president and F-35 JSF programme general manager. "As the programme progresses, we look forward to working closely with our Smiths team mates to produce the most advanced multi-role fighter in history."

For further information, visit **www.smiths-group.com**

Enquiries:

Caroline Harris:	T. +44 (0)20 8457 8306 or M. +44 (0)777 197 3019
Jennifer Villareal:	M. +1 (616) 617 7755

Notes to Editors:

About Smiths:

Smiths Group has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
About Smiths Interconnect:
Smiths Interconnect, part of Smiths Group Specialty Engineering division, provides specialist engineering solutions for customers in the electronics, telecommunications, aerospace, defence and satellite markets worldwide.

About the JSF:

The F-35 Joint Strike Fighter is the single most important new military aircraft to be produced over the next 30 years. The F-35 market consists of 2,593 aircraft for the U.S. Air Force, U.S. Navy, U.S. Marine Corps, UK Royal Navy and UK Royal Air Force. Up to an additional 3,000 aircraft are expected to be sold for export.

-

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Doc re. Annual Review 2003
Released	15:25 10-Oct-03
Number	7877Q

smiths

ANNUAL REVIEW 2003
DIRECTORS' REPORT AND FINANCIAL STATEMENTS 2003
NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON 11 NOVEMBER 2003
FORM OF PROXY

Copies of the above documents have been submitted to the UKLA and will shortly be available for inspection at the UKLA's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. 020 7676 1000

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	11:34 27-Oct-03
Number	3319R

27 October 2003

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Keith Oliver Butler-Wheelhouse

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares and grant of option under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 45,396 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 693.25p

13 Date of transaction: 24 October 2003

14 Date company informed: 24 October 2003

15 Total holding following this notification: 202,111 shares

16 Total percentage holding of issued class following this notification: <0.04%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 24 October 2003

18 Period during which or date on which exercisable: 24/10/2006 to 24/09/2010

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 45,396

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p

22 Total number of shares or debentures over which options held following this notification: 1,151,673 shares

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Ferrie

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares and grant of option under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 19,028 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 693.25p

13 Date of transaction: 24 October 2003

14 Date company informed: 24 October 2003

15 Total holding following this notification: 51,939 shares

16 Total percentage holding of issued class following this notification: <0.01%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 24 October 2003

18 Period during which or date on which exercisable: 24/10/2006 to 24/09/2010

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 19,028

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p

22 Total number of shares or debentures over which options held following this notification: 481,637 shares

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Lawrence Henry Neil Kinet

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares and grant of option under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 7,816 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 693.25p

13 Date of transaction: 24 October 2003

14 Date company informed: 24 October 2003

15 Total holding following this notification: 9,968 shares

16 Total percentage holding of issued class following this notification: <0.01%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 24 October 2003

18 Period during which or date on which exercisable: 24/10/2006 to 24/09/2010

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 7,816

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p

22 Total number of shares or debentures over which options held following this notification: 423,725 shares

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Langston

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 18,091 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 693.25p

13 Date of transaction: 24 October 2003

14 Date company informed: 24 October 2003

15 Total holding following this notification: 81,361 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 24 October 2003

18 Period during which or date on which exercisable: 24/10/2006 to 24/09/2010

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 18,091

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p

22 Total number of shares or debentures over which options held following this notification: 710,221 shares

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holdings of director and spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): David Peter Lillycrop and Kaye Lorraine Lillycrop

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares by director; market sale of shares by spouse; and grant of option under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 14,219 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: 12,219 shares

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 693.25p

13 Date of transaction: 24 October 2003

14 Date company informed: 24 October 2003

15 Total holding following this notification: 70,043 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 24 October 2003

18 Period during which or date on which exercisable: 24/10/2006 to 24/09/2010

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 14,219

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p

22 Total number of shares or debentures over which options held following this notification: 756,758 shares

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Einar Lindh

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares and grant of option under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 12,395 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 693.25p

13 Date of transaction: 24 October 2003

14 Date company informed: 24 October 2003

15 Total holding following this notification: 81,282 shares

16 Total percentage holding of issued class following this notification: <0.01%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 24 October 2003

18 Period during which or date on which exercisable: 24/10/2006 to 24/09/2010

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 12,395

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p

22 Total number of shares or debentures over which options held following this notification: 540,418 shares

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Alan Matthew Thomson

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares and grant of option under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 15,709 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 693.25p

13 Date of transaction: 24 October 2003

14 Date company informed: 24 October 2003

15 Total holding following this notification: 77,887 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 24 October 2003

18 Period during which or date on which exercisable: 24/10/2006 to 24/09/2010

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 15,709

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p

22 Total number of shares or debentures over which options held following this notification: 647,934 shares

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	17:04 28-Oct-03
Number	4108R

28 October 2003

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Alan Matthew Thomson

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market sale of shares

7 Number of shares/amount of stock acquired: n/a

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: 10,722 shares

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 690.5p

13 Date of transaction: 28 October 2003

14 Date company informed: 28 October 2003

15 Total holding following this notification: 67,165 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information:

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Blocklisting Interim Review
Released	16:03 03-Nov-03
Number	6137R

03 November 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Smiths Group plc

2. Names of schemes:

Smiths Industries 1982 SAYE Share Option Scheme

Smiths Industries (1984) Executive Share Option Scheme

Smiths Industries Overseas Executive Share Option Scheme

Smiths Industries 1995 Executive Share Option Scheme

Issues pursuant to merger with TI Group plc following exercise of TI Group share options

TI Group 1990 Executive Share Option Scheme

TI Group 1999 Executive Share Option Scheme

TI Group 1981 Savings Related Share Option Scheme

TI Group 1994 Savings Related Share Option Scheme

3. Period of return: From 01.05.2003 to 31.10.2003

4. Number and class of shares (amount of stock/debt security) not issued under scheme at end of last period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	86836
Smiths Industries (1984) Executive Share Option Scheme	51555
Smiths Industries Overseas Executive Share Option Scheme	131590
Smiths Industries 1995 Executive Share Option Scheme	300362
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	301265
TI Group 1990 Executive Share Option Scheme	83553
TI Group 1999 Executive Share Option Scheme	87739

TI Group 1981 Savings Related Share Option Scheme	207513
TI Group 1994 Savings Related Share Option Scheme	135582

5. Number of shares issued/allotted under scheme during period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	730499
Smiths Industries (1984) Executive Share Option Scheme	506
Smiths Industries Overseas Executive Share Option Scheme	7594
Smiths Industries 1995 Executive Share Option Scheme	9000
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	0
TI Group 1990 Executive Share Option Scheme	0
TI Group 1999 Executive Share Option Scheme	430967
TI Group 1981 Savings Related Share Option Scheme	0
TI Group 1994 Savings Related Share Option Scheme	174398

6. Balance under scheme not yet issued/allotted at end of period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	196767
Smiths Industries (1984) Executive Share Option Scheme	51049
Smiths Industries Overseas Executive Share Option Scheme	123996
Smiths Industries 1995 Executive Share Option Scheme	291362
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	301265
TI Group 1990 Executive Share Option Scheme	83553
TI Group 1999 Executive Share Option Scheme	213885
TI Group 1981 Savings Related Share Option Scheme	207513
TI Group 1994 Savings Related Share Option Scheme	258140

7. Number and class of share(amount of stock/debt securities)originally listed and the date of admission:

Scheme		*Ordinary Shares*	*Date of Admission*
Smiths Industries 1982 SAYE Share Option Scheme		229000	12/06/2001
	and	240000	10/07/2001
	and	265000	22/08/2001

	and	600000	19/04/2002
	and	277392	19/08/2002
	and	285306	23/06/2003
	and	273037	10/07/2003
	and	282087	12/08/2003
Smiths Industries (1984) Executive Share Option Scheme		None since 1999	
Smiths Industries Overseas Executive Share Option Scheme		None since 1992	
Smiths Industries 1995 Executive Share Option Scheme		None since 1999	
Issues pursuant to merger with TI Group plc following exercise of TI Group share options		243000	01/05/2001
	and	237000	08/05/2001
	and	238000	11/05/2001
	and	242500	16/05/2001
TI Group 1990 Executive Share Option Scheme		238000	21/05/2001
TI Group 1999 Executive Share Option Scheme		244000	22/05/2001
	and	238000	31/05/2001
	and	610000	05/04/2002
	and	600000	17/04/2002
	and	273224	11/07/2003
	and	283889	13/08/2003
TI Group 1981 Savings Related Share Option Scheme		241500	24/05/2001
TI Group 1994 Savings Related Share Option Scheme		242700	23/05/2001
	and	296956	01/10/2003

Total number of shares in issue at the end of the period: 560009946 ordinary shares

Contact for queries:

Name: Neil Burdett
Address: Smiths Group plc, 765 Finchley Road, London NW11 8DS
Telephone: 020 8457 8229

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:10 10-Nov-03
Number	8600R

smiths

Smiths Group plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 284,697 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	AGM Statement
Released	12:09 11-Nov-03
Number	9265R

DRA

Smiths Group, Annual General Meeting
Chairman's statement on the current outlook

Speaking at the AGM held at 12:00 noon today at 10 Aldermanbury, London EC2, Keith Orrell-Jones, Chairman of Smiths Group said:

"Smiths Group continues to focus its activities on areas of greatest opportunity for growth. The strength of the balance sheet, combined with high operational cash-flow, provides a platform for developing this strategy. Since the year end, when net debt stood at £715m, we have received the proceeds of the Polymer disposal, reducing debt by a further £500m. We aim to use our resources to enhance earnings by strengthening market share and technology leadership in our existing business sectors.

"As explained in the preliminary results statement, the first half of last year benefited from significant deliveries of detection equipment for US airports. As a consequence, the results of the continuing activities in first half of the current year will not be as strong as last year, with the second half showing growth.

"In the current year, the company remains confident it can achieve a steady performance from the continuing activities, with reduced profits from commercial aerospace balanced by gains elsewhere. Looking further ahead, the focus on growth markets and operational efficiency will drive performance improvement."

Media:

Bernard Carey	T. +44 (0)20 8457 8403 or M. +44 (0)7769 887966
Caroline Harris	T. +44 (0)20 8457 8306 or M .+44 (0)7771 973019

Investors

Russell Plumley	T. +44 (0)20 8457 8203 or M. +44 (0)7801 040720

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Statement re CEO
Released	12:14 11-Nov-03
Number	9267R

smiths

Smiths Group chief executive to stay until 2008; Smiths appoints Peter Jackson as non-executive director

The Smiths Group Board today announced that chief executive Keith Butler-Wheelhouse had agreed to continue in post for an additional two years, deferring his retirement until age 62 in March 2008.

Speaking at the company's Annual General Meeting today, Smiths Group chairman Keith Orrell-Jones said; " This will allow Keith not only to continue to lead the company for the next four and a half years, but also to oversee succession to the posts of other executive directors, four of whom are due to retire by mid-2007."

Saying that he was delighted that Mr. Butler-Wheelhouse had accepted the Board's invitation to serve until 2008 he added;" The company will continue to benefit from his vision and energy over this period. By deciding these matters now, the Board is able to provide for constructive and orderly succession."

New non-executive appointed
At the meeting the chairman also announced the appointment of Mr. Peter Jackson as a non-executive director of Smiths Group. Mr. Jackson, chief executive of Associated British Foods, will join the Smiths Board on 1 December 2003.

Commenting on this appointment, Mr. Orrell-Jones said;" Peter has extensive experience of general management, and before that of employee relations, in a variety of industries. I look forward to the valuable contribution he will assuredly make as a director at Smiths."

Smiths Group has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.

For further information, visit **www.smiths-group.com**

Enquiries:

Press:

Bernard Carey	Bernard Carey	T. +44 (0)20 8457 8403 or M.+ 44 (0)7769 88 79 66
Caroline Harris		T. +44 (0)20 8457 8306 or M. +44 (0)777 197 3019
Investors:	Russell Plumley	T. +44 (0)20 8457 8203 or M. +44 (0)7801 040 720

Notes to Editors:

Biographies and photography attached. A statement on Smiths current outlook was also made at AGM (see www.smiths.com).

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:04 17-Nov-03
Number	1521S

17 November 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Cater Allen International Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Not specified

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 17 November 2003 (receipt of letter dated 12 Nov 2003)

12. Total holding following this notification: 18,115,481 (as at 11 November 2003)

13. Total percentage holding of issued class following this notification: 3.234%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 17 November 2003

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	16:24 26-Nov-03
Number	5405S

26 November 2003

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	11,241,020
Bank of New York Nominees Limited	3,137,440
Chase Nominees Limited	28,299,198
BT Globenet Nominees Limited	615,914
Midland Bank plc	7,931,832
Bankers Trust	3,248,552
Barclays Bank	1,382,280
Citibank London	192,304
Nortrust Nominees Limited	7,570,170
Royal Bank of Scotland	176,912
Citibank NA, Toronto	210,299
ROY Nominees Limited	129,400
Morgan Guaranty	91,944
Deutsche Bank AG	424,900
Mellon Bank NA	10,500
Lloyds Bank	15,892
Deutsche Bank Mannheim	16,900
State Street Bank & Trust Co.	383,733
MSS Nominees Limited	58,300
HSBC Bank plc	468,171
Mellon Nominees (UK) Limited	960,057
KAS UK	6,507
RBSTB Nominees Limited	21,300
Bank One London	32,100
Brown Bros	40,200
Northern Trust	237,852
Cede & Co	3,500

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 26 November 2003 (re interests as at 20 November 2003)

12. Total holding following this notification: 66,907,177 shares

13. Total percentage holding of issued class following this notification: 11.942%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 26 November 2003

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 9.669% of the issued share capital and are included in the overall interests notified by CGCI.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:18 08-Dec-03
Number	9734S

Smiths Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 301,204 Ordinary shares of 25p each under The TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:34 02-Dec-03
Number	7302S

smiths

Smiths Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 300,300 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Declaration
Released	10:04 12-Dec-03
Number	1919T

DIRECTOR DECLARATION

Following the announcement on 11 November 2003, Smiths Group plc confirms the appointment of Mr Peter Jackson as a non-executive director of the Company with effect from 1 December 2003. Mr Jackson is currently a director and the Chief Executive of Associated British Foods plc. There is no other information which requires disclosure under paragraphs 16.4 and 16.5 or under sub-paragraphs (b) to (g) of paragraph 6.F.2 of The Listing Rules of the UK Listing Authority. Mr Jackson has no interests in the securities of Smiths Group plc.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	07:00 15-Dec-03
Number	2384T

12 December 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Cater Allen International Limited (no longer has a reportable interest)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Not specified

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 12 December 2003

12. Total holding following this notification: Disclosed as not reportable

13. Total percentage holding of issued class following this notification: N/A

14. Any additional information

    Cater Allen International Limited has disclosed that it no longer has a reportable interest in the Company's shares.

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 12 December 2003

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	09:42 05-Jan-04
Number	8135T

smiths

05 January 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Franklin Resources, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Franklin Resources, Inc. and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Limited	15,400
Bank of New York, London	594,814
Chase Nominees Limited	45,250,713
Citibank Nominees Limited	605,401
Euroclear	18,150
HSBC Bank	46,126
Mellon Bank	1,436,934
Merrill Lynch	1,243,400
Northern Trust Company	1,094,710
Royal Trust Corporation of Canada	3,107,964
State Street Nominees Limited	3,501,475

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 05 January 2003

12. Total holding following this notification: 56,915,087 (as at 31 December 2003)

13. Total percentage holding of issued class following this notification: 10.146%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 05 January 2004

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:06 28-Jan-04
Number	7194U

28 January 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Franklin Resources, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Franklin Resources, Inc. and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Limited	15,400
Bank of New York, London	594,814
Chase Nominees Limited	49,948,011
Citibank Nominees Limited	605,401
Euroclear	18,150
HSBC Bank	68,076
Mellon Bank	1,447,314
Merrill Lynch	1,243,400
Northern Trust Company	1,109,641
Royal Trust Corporation of Canada	3,117,291
State Street Nominees Limited	3,550,026

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 28 January 2003

12. Total holding following this notification: 61,717,524 (as at 27 Jan 2004)

13. Total percentage holding of issued class following this notification: 11.001%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 28 January 2004

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Selected for 7E7 Computing
Released	08:02 10-Feb-04
Number	2007V

Boeing Selects Smiths for 7E7 Computing

Smiths Aerospace has been selected by The Boeing Company to provide the highly advanced Common Core System (CCS) for the Boeing 7E7 Dreamliner. Keith Butler-Wheelhouse, Chief Executive of Smiths Group, said: "This first contract win on the 7E7 is a major breakthrough for the Company, confirming Smiths Aerospace as a key tier 1 supplier/partner with Boeing for their next family of commercial airplanes". Smiths estimates potential future sales of these computer systems to be worth in excess of $1bn. Dr John Ferrie, Group Managing Director for Smiths Aerospace said, "Selection for this pivotal system confirms Smiths as a premier integrator and developer of airborne computing systems, and positions our team to deliver state of the art avionics well into the future".

Acting like its central nervous system, the 7E7 CCS is the backbone of the airplane's computers, networks, and interfacing electronics, and will host all of the airplane's avionics and utilities functions. The system will replace dozens of traditional, standalone, computers and data busses fitted to present day aircraft. Smiths will integrate third party supplier-developed applications and associated software onto the CCS in its role as first-tier integrator. The 7E7 entry into service is scheduled for 2008.

The system will be designed and manufactured at Smiths facilities in Michigan, USA and Cheltenham, England.

Enquiries:

Smiths
Jennifer Villarreal, +(0) 1 616 617 7755
Caroline Harris, +44 (0)20 8457 8306

Boeing
Lori Gunter, +1 425 717 0571

About Smiths

Smiths Aerospace, a part of Smiths Group plc, is the leading transatlantic aerospace equipment company, with more than 9,000 staff and $1.6 billion revenues split between Europe and North America. The company holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers and are world-leaders in electronic and mechanical systems, precision components and customer services. www.smiths-aerospace.com

About the Common Core System

The Common Core System is a modular computing hardware platform and partitioned operating system that will host the software applications of the airplanes avionics and utilities functions. The system replaces the traditional, unique, standalone, computers that are fitted to common aircraft. The system architecture provides significant benefits to a traditional avionics architecture including, reduced development costs, reduced weight, increased performance, lower acquisition and maintenance costs, and reduced cost of change.

The heart of the system is two dual redundant Common Computing Resources cabinets that house fault-tolerant computing modules each with a robust, ARINC 653 partitioned software operating environment. An ARINC 664 – Deterministic Ethernet – advanced communications network connects the Common Computing Resources to a number of Remote Data Concentrators and the avionics and utilities systems. The architecture is both flexible and scalable, permitting application to other aircraft under development as well as upgrades to functionality of first-generation 7E7 aircraft.

Smiths Aerospace joined a team of international companies developing technologies and design concepts for the 7E7 airplane program as announced by Boeing and Smiths on June 3, 2003. Smiths is proposing a number of major electronics and actuation systems for the Boeing 7E7, of which the Common Core System is the first to be announced.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Declaration
Released	18:01 23-Feb-04
Number	7346V

DIRECTOR DECLARATION

Following the announcement on 10 September 2003, Smiths Group plc confirms the appointment of the Right Honourable Lord Robertson of Port Ellen as a non-executive director of the Company with effect from 15 February 2004. Lord Robertson is currently a non-executive director of Cable and Wireless plc and The Weir Group PLC. There is no other information which requires disclosure under paragraphs 16.4 and 16.5 or under sub-paragraphs (b) to (g) of paragraph 6.F.2 of The Listing Rules of the UK Listing Authority. Lord Robertson has no interests in the securities of Smiths Group plc.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results
Released	17:16 24-Feb-04
Number	7833V

NOTICE OF MEETING TO DECLARE INTERIM DIVIDEND AND ANNOUNCE RESULTS FOR HALF YEAR

On Wednesday 10 March 2004 a committee of the Board is expected to declare an interim dividend on the ordinary share capital and announce the financial results of the Company for the half-year ended 31 January 2004.

Subject to the declaration of a dividend, the 'ex-dividend' date will be 17 March 2004 and the record date will be 19 March 2004. The dividend payment date will be 16 April 2004.

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Company	Medisys PLC
TIDM	MDY
Headline	Dispute Resolved
Released	07:00 05-Mar-04
Number	1758W

Embargoed until 0700 5 March 2004

Medisys PLC

Medisys and Smiths Resolve Dispute

Medisys plc and Smiths Group plc are pleased to announce that their dispute concerning distribution of the Futura Safety Syringe has been resolved to the satisfaction of both parties. Both parties confirm that the Distributorship Agreement between them has been terminated. Medisys confirms that it continues to market its Futura Safety Syringe product in the US and other markets.

- Ends -

Enquiries:
Medisys PLC 020 7563 5200
Michael Barry, Chief Financial Officer

Weber Shandwick Square Mile 020 7067 0700
Susanne Walker

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Interim Results
Released	07:00 10-Mar-04
Number	3449W

Smiths Group: Interim Results
for the 6 months ended 31 January 2004

Key messages

- Aerospace, Medical and Specialty Engineering all performing strongly
- Underlying growth impacted by contract timing in Detection
- Earnings per share of 17.5p, compared with 18.9p a year ago*
- Consistently good profit-to-cash conversion
- Net debt down to £206m from £715m from disposals and cash generation
- Dividend unchanged at 8.75p
- Full Year delivery remains on track

*continuing activities, before goodwill amortisation and exceptionals. On a statutory basis, earnings per share were 12.5p (2003: 20.4p).

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: "Aerospace, Medical and Specialty Engineering all achieved good growth in this period. As expected, Detection was down compared with a very strong first half a year ago. The recovery in Detection in the second half and continued progress in the rest of Smiths underline our confidence in the outlook for the full year."

Media:
Bernard Carey
+44 (0) 20 8457 8403
bernard.carey@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

The meeting with analysts will be simultaneously webcast at 9:00am UK time on www.smiths-group.com/interim2004 and archived there shortly after the event.

Statutory reporting

Including discontinued activities, goodwill amortisation and exceptional charges, Smiths Group recorded pre-tax profit of £105m (2003: £157m) and earnings per share of 12.5p (20.4p) for the six months ended 31 January 2004. Discontinued activities relate to the Polymer Seals business up to the date of disposal. The remainder of this statement refers to the continuing activities of the company, to provide a more consistent basis for comparison.

Continuing activities, before amortisation and exceptionals

£m	2004	2003 (restated)
Turnover	**1,264**	1,236
Operating profit	**141**	155
Pre-tax profit	**133**	146
Earnings per share	**17.5p**	18.9p

On sales of £1.26 billion, Smiths Group today reported operating profit of £141m, pre-tax profit of £133m and earnings per share of 17.5p in the first half of financial 2004. The company's gross profit margin was steady at 39%, while the net margin, including R&D expense, declined two points to 11% of sales. The company has maintained its interim dividend at 8.75p.

Three operating divisions, Aerospace, Medical and Specialty Engineering achieved strong profit growth and improved margins in this period. The decrease in profit was the consequence of contract timing in the Detection division, which, as previously indicated, had benefited from unusually large North American deliveries in the comparable period a year ago.

Strong cash generation continued to be a feature of the company's performance. Operating profit was converted directly to operating cash, after capital expenditure, at a rate of 88% in the half year. Free cash-flow, after interest, tax and exceptionals was 15.0p per share. Net debt was reduced to £206m from £715m at the year end, benefiting from the cash proceeds of the Polymer disposal.

Net interest and finance costs were £7.6m, benefiting from an improved pensions financing charge, and from interest earned in the UK on the Polymer disposal. The tax charge was reduced from 27.5% a year ago to 26.5%, a rate which is likely to be sustained for the full year.

Smiths Group has continued to improve its portfolio of businesses. Cyrano Sciences, which has developed a world-leading new trace detection technology, was acquired in February for £8m in cash plus an earnout dependent on future sales. The outstanding 38% minority of Smiths Medical Japan has been acquired at a cost of £16m. A number of small disposals from Specialty Engineering, with net proceeds of £20m in cash, were made in the period.

The most significant business win for the company in this period was its selection by Boeing to develop and supply the Common Core System (CCS) for the new Boeing 7E7 mid-size commercial jet. The estimated potential future sales of these computer systems are expected to be in excess of $1 billion. The award reaffirms the position of Smiths Aerospace as a first tier systems integrator.

Smiths Group continues to drive hard to improve operational performance and generate organic sales growth. This growth has been stimulated by the faster pace of new product launches, resulting from increased company-funding of R&D, now running at 5% of annual sales. A key part of the productivity drive is a restructuring programme. More than half of the cost of this will be for improving competitiveness in Aerospace, with the balance in Medical for rationalisation of distribution and manufacturing, and in Detection for the complete integration of Heimann and the trace detection activities. The programme will give rise to exceptional charges likely to total £50m, spread over 2004 and 2005, of which £10m has been charged in this period. There will be a partial benefit to performance in 2005 and an expected £25m of annual savings from 2006.

North America is Smiths' largest market, generating 52% of sales and 58% of profit in the half year. While the weakness of the US dollar had an impact on translation of reported profit, the company is currently benefiting from economic growth in this region. In dollar terms, and leaving aside the Detection division for reasons already described, all other activity in this market contributed a 10% increase in both sales and profits. Exports from the US, at $200m, also rose 10% in this period.

The Interim Balance Sheet shows an after-tax deficit of £285m in respect of pensions and US post-retirement healthcare. Under FRS 17, pension fund assets are 'marked to market' annually. If these assets were marked to market at January 2004, the after tax deficit would be £40m less. In the absence of a full-scale FRS 17 valuation at January, it is difficult to determine the effect on liabilities, although corporate bond rates, a major influence on liabilities, remain unchanged from July 2003. The company is expecting to make cash contributions above the service cost this year.

The company continues to hold the view that litigation relating to asbestos previously used in John Crane Inc. products does not represent a material contingent liability.

By division, Aerospace generated 36% of Smiths Group sales, Specialty Engineering 34%, Medical 19% and Detection 11%. The following divisional results are stated before goodwill amortisation and exceptionals.

Smiths Aerospace

£m	**2004**	2003 (restated)
Turnover	**457**	461
Operating profit	**33**	29
Margin	**7%**	6%

In Smiths Aerospace, profit increased by 13%, benefiting from earlier restructuring to match reduced demand

in the commercial aircraft sector. Measured at a constant exchange rate, sales improved by 3% and profit by 18%.

Military business continues to grow, driven by the US Department of Defense procurement budget. Programmes now in full production contributing to this good performance include the Navy's Super Hornet, the Army's Apache Longbow helicopter and the Air Force's Raptor fighter and Globemaster transporter. At the same time, development programmes already well underway will secure long-term growth, including the Joint Strike Fighter, the C-130 Avionics Modernisation Programme and the Boeing 767 Global Tanker. Although the USAF order for the latter is under review, Smiths continues development of refuelling systems for the Italian and Japanese orders which will be delivered first.

In Europe, the rate of delivery of systems for Eurofighter will depend on forthcoming decisions about the timing of the second tranche of aircraft.

In the commercial aerospace sector, airline revenue passenger miles are on the increase, indicating an eventual recovery in demand for Smiths products. However, operators may decide to return aircraft currently parked in the desert to their active fleets instead of taking delivery of new aircraft. Meanwhile, the 'desert fleet' includes many older aircraft fitted with Smiths equipment, and this is holding back recovery of the aftermarket business.

Smiths Aerospace is organised in three main product groups, each serving both military and commercial customers. Electronic Systems is the largest, and its status among the industry leaders in avionics has been recently reinforced by its selection to develop the Common Core System for the new Boeing 7E7. This technology will have important applications in future military and commercial aircraft. Mechanical Systems makes electrical and hydraulic equipment for controlling moving surfaces and landing gear. An extensive application list, in turn, generates strong aftermarket revenues from maintenance, repair and overhaul. Valuable systems are in development for the Airbus A380. Engine Components makes high-technology parts for jet engines. A new plant in China will commence production shortly, with GE as the principal customer.

Recent substantial investment in R&D has strengthened Smiths' competitive position, and this reinforces the company's confidence in its outlook for both military and commercial markets in the medium term.

Smiths Detection

£m	**2004**	2003 (restated)
Turnover	**143**	121
Operating profit	**18**	42

Margin	**12%**	35%

The inclusion of Heimann in Smiths Detection for a full six months this time, compared to only two months in the prior period, contributed to the 18% sales growth by the division. While Heimann has performed strongly since its acquisition in November 2002, this could not outweigh the adverse contract timing experienced in the trace detection business.

As previously indicated, in the first half of 2003 the company delivered an unusually large volume of equipment to US airports, helping to meet an urgent deadline for improved airport security. This was a well-established product, and the increased throughput was reflected in the division's profitability. By contrast, in the first half of the current year, the contract mix included initial deliveries of new military equipment to meet a demanding requirement from the UK Ministry of Defence. The consequence of these two factors was that margins declined considerably year-on-year. Moving forward, the higher level of confirmed orders for delivery in the remainder of the year underpins a rapid recovery in the second half.

Smiths Detection is moving rapidly to integrate Heimann, and the synergies are already proving beneficial. The division now operates in two main units, one addressing opportunities in North America, but including all military business, and the other focused on international markets. They both sell x-ray and trace detection equipment.
Airport business in North America has been subdued for the past 12 months, following the rush to achieve the level of passenger and baggage security required by the Transportation Security Administration by December 2002. There is now evidence of resumed spending, and a valuable aftermarket is emerging, as demonstrated by a recent $10 million maintenance agreement covering support for Smiths equipment in US airports for a six month period.

Providing security for other types of federal establishment has continued to grow in North America. A delayed contract for anthrax detection at US mail sorting offices will be generating revenue by the end of the current year. Smiths has now developed a system for detecting threats in mail arriving at company or government premises, an area of significant opportunity. Five of the latest walk-through explosive detectors, Sentinel IIs, will be installed at a nuclear power station in Canada.

Container x-ray inspection equipment is selling well, required as much to detect contraband as for preventing terrorism. Recent orders have been won in Israel, Nigeria, Japan and New Zealand, and Smiths equipment will be in use to provide security at the Athens Olympics. The Hi-Scan explosive detection system is to be installed at airports in China, Germany, Spain and Poland. This latest generation machine can operate effectively at the very high throughput of luggage passing through major international hubs.

Smiths Detection is a technology driven business, and the company is investing heavily in R&D. New products include the Centurion system which shuts down building air conditioning in the event of contamination, and the hand-held Bio-Seeq device to identify biological threats for first responders. The

acquisition of Cyrano Sciences brings valuable technology for miniaturising chemical agent 'sniffers'.

The market for security protection and detection in both civil and military areas is evolving rapidly, and presenting considerable opportunities. Smiths Detection is securing new business on a world-wide basis which will sustain strong sales growth for some time to come.

Smiths Medical

£m	**2004**	2003 (restated)
Turnover	**234**	230
Operating profit	**39**	37
Margin	**17%**	16%

Smiths Medical is performing well, benefiting from its strong presence in the North American market, the powerhouse of medical device technology and the source of half the division's sales. At a constant exchange rate, sales grew by 4% and profits by 11% in this period. The main driver of the margin improvement was the savings resulting from the rationalisation of manufacturing.

The division's manufacturing capability is now organised on a global basis, and consolidation is underway to reduce the number of production locations. Already, many of the division's high volume devices are made in Tijuana in Mexico, and a number of components have been outsourced to the Far East.

Four business units within Medical focus on specific products and markets. Anaesthesia & Safety Devices is responsible for pain management, needle safety and temperature management devices and equipment. Medication Delivery & Patient Monitoring covers infusion products, such as ambulatory pumps, vascular access devices and patient monitoring. Smiths Medical International is responsible for airway management and IVF devices, and sells these and all other Smiths Medical products in markets outside the US and Japan. Smiths Medical Japan handles sales and marketing of all products in its home market.

In the US, sales teams are structured by product specialisation and are focused on a team basis at particular hospitals and buying organisations. They also work to ensure better compliance with the supply agreements Smiths has established with the hospitals' Group Purchasing Organisations and the Integrated Delivery Networks.

In Anaesthesia & Safety Devices, the fastest growing product area continues to be needle protection. Compliance in US hospitals is not yet 100%, and hence the market is still expanding. Smiths now has a comprehensive range of safe needle closure devices, and is among the market leaders. From a single plant, the company will deliver 350 million of these items this year.

Medication Delivery & Patient Monitoring is the business which is taking Smiths into smaller hospital and alternate site healthcare locations. It also has certain business within the hospital setting, such as pain management pumps used in labour & delivery wards. Increasingly, healthcare in the US is being delivered at daycare centres and other outpatient locations which provide better value to the provider and reimbursement organisations which pay most of the bills. Within this business is perhaps the most significant current opportunity, the Cozmo insulin delivery pump.

Since the introduction of Cozmo in December 2002, over 7,000 of these attractive units have been sold to Type 1 diabetes patients, freeing them from a regimen of multiple daily injections. In this half year, the US salesforce has been doubled from its initial strength, and sales continue to grow well. Cozmo has recently been introduced in France and Canada, and will be launched progressively in other countries. Nearly half the patients using Cozmo are under the age of 20.

The cooperation between Smiths and Therasense to combine insulin delivery and glucose monitoring in a single unit continues, unaffected by Abbott Laboratories' acquisition of Therasense. Clinical trials are expected to start shortly.

Outside North America, the acquisition of the remaining minority in Smiths Medical Japan has enabled the business to capture greater efficiencies in its operation and expand market penetration. Lower margin third party items have been dropped from the product range, and a rationalisation of facilities is underway.

Driven by increased R&D, cost reduction and buoyant market demand, Smiths Medical is poised to show attractive growth at good margins in the coming years.

Specialty Engineering

£m	**2004**	2003 (restated)
Turnover	**430**	423
Operating profit	**51**	47
Margin	**12%**	11%

Specialty Engineering accounted for over one third of total Smiths' sales and profits. At constant currency, sales grew by 3% and margins improved by one percentage point. On one important measure the Specialty Engineering businesses maintained their long-held track record: their profits were fully delivered in cash in this period. The portfolio remained stable, apart from the sale of a number of small engineering units.

The division comprises four separate businesses, with more than half of its combined sales originating in the

US. Market conditions there have been generally favourable: high-tech sectors are recovering, while consumer goods and construction have remained steady.

John Crane contributes half the division's sales and profits. Its rotating mechanical seals are used in all types of process plant, with oil and gas production the most important. This market has been relatively healthy, giving growth in all regions except the Middle East, where uncertainties over Iraq have held back investment. John Crane's joint venture to service Gazprom in Russia is established, and is expected to start contributing this year. The establishment of a plant near Shanghai to service Shell's Nan Hai complex is also complete. In South America, John Crane has strengthened its presence since taking control of its distributor in Chile. Global agreements with the oil majors are generating additional aftermarket revenues.

The Interconnect business achieved very strong growth in this period. Its equipment for connecting and protecting critical electronic systems is in high demand. The defence industry is increasing its spending and Smiths' microwave cable and connectors are used on most of the front line aircraft. The wireless telecoms industry is recovering from a period of overcapacity and investment in 3G services is now underway, generating new business for the company's advanced RF and microwave components.

Flex-Tek, making flexible hose and products for durable consumer goods, industrial and construction markets, achieved growth in a difficult market environment. Whilst some American customers are outsourcing production to low cost countries, they continue to source their components from Flex-Tek, to ensure high quality finished goods regardless of origin.

The marine business, Kelvin Hughes, is maintaining its improved performance, and is starting to see its markets recover. Investment in shipping is on the increase again, as the demand for freight capacity grows.

Overall, Specialty Engineering is making a strong contribution to the company's performance, and has the opportunity to achieve further margin enhancement as its markets show renewed growth and operational improvements continue.

Prospects

Smiths' strategy remains focused on the delivery of improved operational performance and organic top-line growth, combined with selected acquisition opportunities where value can be added. Against the background of both a generally more positive economic environment and improving market conditions, Smiths remains on track to deliver full year expectations. Across the business portfolio there remains significant opportunity to increase shareholder value over the medium term.

Dividend

The Board has declared an interim dividend of 8.75p, unchanged from a year ago, and will consider whether to increase the final dividend in the light of circumstances prevailing in six months' time. The interim dividend

will be paid on 16 April 2004 to holders of all ordinary shares whose names are registered at the close of business on 19 March. The ex-dividend date will be 17 March.

Tables attached

- Profit & loss account
- Summarised balance sheet
- Cash-flow statement
- Notes to the accounts

The financial statements attached have been prepared in accordance with the accounting policies set out in the company's accounts for the year ended 31 July 2003, apart from the adoption of UITF 38 (ESOP trusts). Results for the period ended 31 January 2003 have been restated to reclassify the results of businesses treated as discontinued in the full year to 31 July 2003. Figures relating to last year are abridged. Full accounts for Smiths Group plc to 31 July 2003, on which the auditors made an unqualified report, have been delivered to the Registrar of Companies.

Copies of the interim report will be sent to shareholders shortly, and will be available at the company's registered office, 765 Finchley Road, London NW11 8DS.

PROFIT AND LOSS ACCOUNT

		6 months ended 31 January 2004				
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations		1263.7				1263.7
Discontinued businesses			55.0			55.0
Turnover	2	1263.7	55.0			1318.7
Continuing operations		140.7		(18.9)	(9.6)	112.2
Discontinued businesses			2.2	(1.9)		0.3
Operating profit		140.7	2.2	(20.8)	(9.6)	112.5
Profit on disposal of businesses	3				2.6	2.6
Profit before **interest and tax**		140.7	2.2	(20.8)	(7.0)	115.1
Net interest payable		(8.8)	(2.4)			(11.2)
Other finance income /(costs) – retirement						

benefits		1.2				1.2
Profit before taxation		133.1	(0.2)	(20.8)	(7.0)	105.1
Taxation		(35.3)		1.8	(1.6)	(35.1)
Profit after taxation		97.8	(0.2)	(19.0)	(8.6)	70.0
Minority interests						
Profit for the period		97.8	(0.2)	(19.0)	(8.6)	70.0
Dividends	4	(49.1)				(49.1)
Retained profit/ **(loss)**		48.7	(0.2)	(19.0)	(8.6)	20.9
Earnings per share	5					
Basic		17.5p		(3.4p)	(1.6p)	12.5p
Fully diluted		17.4p		(3.4p)	(1.6p)	12.4p

PROFIT AND LOSS ACCOUNT

		6 months ended 31 January 2003 (Restated)				
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations		1236.0				1236.0
Discontinued businesses			219.6			219.6
Turnover	2	1236.0	219.6			1455.6
Continuing operations		155.5		(14.4)		141.1
Discontinued businesses			24.4	(5.8)		18.6
Operating profit		155.5	24.4	(20.2)		159.7
Profit on disposal of businesses	3				16.5	16.5
Profit before **interest and tax**		155.5	24.4	(20.2)	16.5	176.2
Net interest payable		(8.6)	(9.4)			(18.0)
Other finance income /(costs) – retirement benefits		(1.4)				(1.4)
Profit before **taxation**		145.5	15.0	(20.2)	16.5	156.8

	Note					
Taxation		(40.0)	(4.1)	1.8		(42.3)
Profit after taxation		105.5	10.9	(18.4)	16.5	114.5
Minority interests		(0.2)	(0.3)			(0.5)
Profit for the period		105.3	10.6	(18.4)	16.5	114.0
Dividends	4	(48.9)				(48.9)
Retained profit/ **(loss)**		56.4	10.6	(18.4)	16.5	65.1
Earnings per share	5					
Basic		18.9p	1.9p	(3.3p)	2.9p	20.4p
Fully Diluted		18.8p	1.9p	(3.3p)	2.9p	20.3p

Note: Results for the period ended 31 January 2003 have been restated to reclassify the results of businesses treated as discontinued in the full year to 31 July 2003.

PROFIT AND LOSS ACCOUNT

		Year ended 31 July 2003				
		Ordinary activities	Discontinued businesses	Goodwill amortisation	Exceptional items	Total
	Note	£m	£m	£m	£m	£m
Continuing operations		2629.2				2629.2
Discontinued businesses			426.9			426.9
Turnover	2	2629.2	426.9			3056.1
Continuing operations		371.9		(32.4)		339.5
Discontinued businesses			51.9	(11.7)		40.2
Operating profit		371.9	51.9	(44.1)		379.7
Profit on disposal of businesses	3				14.5	14.5
Write down of goodwill on anticipated future disposal					(137.0)	(137.0)
Profit before interest and tax		371.9	51.9	(44.1)	(122.5)	257.2
Net interest payable		(20.3)	(17.3)			(37.6)
Other finance income /(cost) – retirement benefits		(2.2)				(2.2)
Profit before tax		349.4	34.6	(44.1)	(122.5)	217.4
Taxation		(94.3)	(9.4)	3.9	(5.3)	(105.1)

	Note					
Profit after tax		255.1	25.2	(40.2)	(127.8)	112.3
Minority interests		(0.5)	(0.3)			(0.8)
Profit for the period		254.6	24.9	(40.2)	(127.8)	111.5
Dividends	4	(145.4)				(145.4)
Retained profit/ (loss)		109.2	24.9	(40.2)	(127.8)	(33.9)
Earnings per share	5					
Basic		45.6p	4.5p	(7.2p)	(22.9p)	20.0p
Fully diluted		45.5p	4.5p	(7.2p)	(22.9p)	19.9p

SUMMARISED BALANCE SHEET

	Note	**31 January 2004**	31 January 2003 (restated)	31 July 2003 (restated)
		£m	£m	£m
Fixed assets				
Intangible assets		**579.8**	827.1	830.2
Tangible assets		**413.5**	528.6	557.6
Investments and advances:				
Automotive		**325.0**	325.0	325.0
Other		**2.1**	5.5	2.8
		1320.4	1686.2	1715.6
Current assets				
Stocks		**416.7**	508.2	489.5
Debtors		**580.7**	657.3	673.4
Cash at bank		**494.2**	92.3	82.0
		1491.6	1257.8	1244.9
Creditors:				
Amounts falling due within one year		**(715.5)**	(818.4)	(912.7)
Net current assets		**776.1**	439.4	332.2
Total assets less current liabilities		**2096.5**	2125.6	2047.8
Creditors:				
Amounts falling due after one year		**(713.0)**	(895.4)	(754.4)
Provisions for liabilities and charges		**(114.6)**	(118.8)	(116.0)
Net assets excluding pension assets/ liabilities		**1268.9**	1111.4	1177.4
Pension assets		**36.4**	84.4	25.3
Retirement benefit liabilities		**(321.4)**	(218.6)	(333.7)
Net assets		**983.9**	977.2	869.0
Capital and reserves				
Share capital and share premium				

	Note			
account		**320.6**	305.2	309.8
Reserves		**663.3**	660.4	547.4
Shareholders' equity	9	**983.9**	965.6	857.2
Minority equity interests			11.6	11.8
Capital employed		**983.9**	977.2	869.0

The balance sheets at 31 January 2003 and 31 July 2003 have been restated to reflect the requirements of the Urgent Issues Task Force Abstract 38 (see note 9).

CASH-FLOW STATEMENT

	Note	**6 months ended 31 January 2004 £m**	6 months ended 31 January 2003 £m	Year ended 31 July 2003 £m
Operating profit (before exceptional restructuring costs)		**122.1**	159.7	379.7
Non-cash items:				
Goodwill amortisation		**20.8**	20.2	44.1
Depreciation		**37.4**	42.8	88.9
Retirement benefits		**2.8**	15.5	(4.6)
(Increase)/decrease in stocks		**(14.2)**	(12.3)	(1.6)
(Increase)/decrease in debtors		**(10.0)**	(25.9)	(55.8)
(Decrease)/increase in creditors		**(2.8)**	(8.3)	15.8
Net cash inflow from normal operating activities		**156.1**	191.7	466.5
Exceptional restructuring expenditure		**(6.2)**	(13.8)	(22.8)
Net cash inflow from operating activities		**149.9**	177.9	443.7
Returns on investments and servicing of finance		**3.8**	(17.2)	(26.1)
Tax paid		**(39.5)**	(35.3)	(60.8)
Capital expenditure and financial investment		**(29.9)**	(33.4)	(86.3)
Acquisitions and disposals	6,7	**490.0**	(84.1)	(92.0)
Equity dividends paid		**(96.5)**	(93.4)	(142.5)
Management of liquid resources		**(414.3)**	(1.7)	2.3
Financing		**5.6**	71.4	(68.7)
Increase/(decrease) in cash		**69.1**	(15.8)	(30.4)
Increase/(decrease) in short-term deposits		**414.3**	1.7	(2.3)
(Increase)/decrease in other borrowings		**2.5**	(75.3)	73.4
Loan note repayments		**2.7**	0.7	1.2

	Note			
Term deposits/(debt) acquired with acquisitions			4.8	(13.1)
Exchange variations		**20.7**	(2.9)	(18.7)
Decrease/(increase) in net debt		**509.3**	(86.8)	10.1
Net debt at beginning of period		**(715.1)**	(725.2)	(725.2)
Net debt at end of period	8	**(205.8)**	(812.0)	(715.1)

NOTES TO THE ACCOUNTS

1. ***Accounting policies***

The accounting policies used in preparing the interim financial statements are consistent with those used in the annual financial statements for 2003, apart from the adoption of the requirements of Abstract 38 of the Urgent Issues Task Force in respect of Employee Share Ownership Plans (see note 9).

2. ***Analyses of turnover and profit***

	6 months ended 31 January 2004		6 months ended 31 January 2003		Year ended 31 July 2003	
	Turnover	**Profit**	Turnover	Profit	Turnover	Profit
	£m	**£m**	£m	£m	£m	£m
Market						
Aerospace	**456.9**	**33.0**	461.0	29.3	998.2	105.5
Detection	**142.8**	**17.8**	121.2	42.4	273.3	70.6
Medical	**234.1**	**39.1**	230.5	36.6	486.1	87.9
Specialty Engineering	**429.9**	**50.8**	423.3	47.2	871.6	107.9
	1263.7	**140.7**	1236.0	155.5	2629.2	371.9
Discontinued businesses	**55.0**	**2.2**	219.6	24.4	426.9	51.9
	1318.7	**142.9**	1455.6	179.9	3056.1	423.8
Goodwill amortisation		**(20.8)**		(20.2)		(44.1)
Exceptional items		**(7.0)**		16.5		(122.5)
Profit before interest and Tax		**115.1**		176.2		257.2
Net interest payable		**(11.2)**		(18.0)		(37.6)
Expected return on pension scheme assets		**85.7**		76.6		152.7
Interest on retirement benefit liabilities		**(84.5)**		(78.0)		(154.9)
Profit before taxation		**105.1**		156.8		217.4
Geographical origin						
United Kingdom	**366.3**	**17.2**	347.0	15.0	762.3	52.6
North America	**702.9**	**81.6**	754.3	111.1	1513.3	241.4
Europe	**230.7**	**31.1**	163.1	20.3	399.6	58.0
Other overseas	**85.7**	**10.8**	74.6	9.1	165.1	19.9
Inter-company	**(121.9)**		(103.0)		(211.1)	

1,263.7	**140.7**	1,236.0	155.5	2,629.2	371.9

NOTES TO THE ACCOUNTS

3. *Exceptional items*

	6 months ended 31 January 2004 £m	6 months ended 31 January 2003 £m	Year ended 31 July 2003 £m
Restructuring	**(9.6)**		
Profit on disposal of businesses	**2.6**	16.5	14.5
Write-down of goodwill on anticipated future disposal	**-**	-	(137.0)
	(7.0)	16.5	(122.5)

A restructuring programme has been initiated which will give rise to exceptional charges likely to total £50m spread over 2004 and 2005, of which £9.6m has been charged in this period. More than half of the cost will be for improving competitiveness in Aerospace, with the balance in Medical for rationalisation of distribution and manufacturing, and in Detection for the complete integration of Heimann and the trace detection activities.

4. *Dividends*

An interim dividend of 8.75p per share (2003 : 8.75p) has been declared and will be paid on 16 April 2004 to holders of all ordinary shares whose names are registered at close of business on 19 March 2004.

5. *Earnings per share*

Separate figures are given for earnings per share related to the average number of shares in issue for each period –

	6 months ended 31 January 2004	6 months ended 31 January 2003	Year ended 31 July 2003
Basic	**560,171,050**	558,489,500	558,610,819
Effect of dilutive share options	**896,887**	1,857,298	838,286
Fully Diluted	**561,067,937**	560,346,798	559,449,105

6. *Acquisitions*

During the period the company acquired the outstanding 38% minority interest in Smiths Medical Japan Ltd for approximately £16m, giving rise to capitalised goodwill of £6.3m, subject to review and finalisation of costs. It also capitalised a further £6.2m of goodwill relating to deferred consideration in respect of the acquisition of Able Corp., first acquired in 2002, which became payable following the achievement of defined targets.

In accordance with the provisions of FRS 10, the company amortises goodwill arising on acquisitions after 1 August 1998 on a straight-line basis over a period of up to 20 years.

NOTES TO THE ACCOUNTS

7. *Disposals*

On 30 September 2003, the company completed the disposal of the Polymer group of companies for £483.7m net of costs. During the period it also sold the Matzen & Timm, Lapmaster and Icore businesses out of the Specialty Engineering division.

	Polymer £m	Other £m	Total £m
Consideration, net of expenses	483.7	20.0	503.7
Net assets/retained liabilities	(352.4)	(18.7)	(371.1)
Surplus over net assets/retained liabilities	131.3	1.3	132.6
Goodwill previously set off against reserves	(257.9)	(9.1)	(267.0)
	(126.6)	(7.8)	(134.4)
Goodwill charged to profit and loss account in prior period	137.0		137.0
	10.4	(7.8)	2.6

8. *Borrowings and net debt*

	Fixed £m	Floating £m	31 January 2004 £m	31 January 2003 £m	31 July 2003 £m
Maturity:					
On demand/under one year	15.2	32.1	47.3	79.6	118.3
One to two years	80.1	126.2	206.3	178.7	212.8
Two to five years	1.0		1.0	197.0	1.6
Greater than five years:					
Bank loans	11.3		11.3	0.1	12.5
TI Eurosterling bond 2010		148.8	148.8	148.6	148.7
Smiths US private placement 2013	54.9	82.4	137.3	152.5	155.3
Smiths Eurosterling Bond 2016	148.0		148.0	147.8	147.9
	310.5	389.5	700.0	904.3	797.1
Cash and deposits			(494.2)	(92.3)	(82.0)
Net debt			205.8	812.0	715.1

NOTES TO THE ACCOUNTS

9. *Movement in shareholders 'equity*

	6 months ended 31 January 2004 £m	**6 months ended 31 January 2004** £m	6 months ended 31 January 2003 (restated) £m	6 months ended 31 January 2003 (restated) £m	Year ended 31 July 2003 (restated) £m	Year ended 31 July 2003 (restated) £m
Profit for the period		70.0		114.0		111.5
Dividends		(49.1)		(48.9)		(145.4)
		20.9		65.1		(33.9)

Exchange variations		(35.0)	(15.3)	14.7
Taxation recognised on exchange gains/(losses):				
Current – UK				5.3
Deferred – USA			4.5	3.7
Share issues		10.8	1.6	5.9
Goodwill written back on disposals		130.0	74.5	211.5
Actuarial loss on retirement benefits				(258.6)
Movement in deferred taxation relating to actuarial loss				73.4
Net increase in shareholders' equity		126.7	130.4	22.0
Shareholders' equity:				
At 1 August as previously reported	862.6			

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition of DGT
Released	09:00 15-Mar-04
Number	5188W

smiths

News Release

London, 15/03/04
For immediate release

Smiths Group acquires US aerospace business for $102 million

Smiths Group is extending its aerospace business activities in specialist aircraft engine component fabrication with the acquisition of Dynamic Gunver Technologies (DGT).

Smiths Group has signed a binding agreement with DGT's owners to acquire DGT for $102m (£60m), payable in cash with funding from Smiths' existing borrowing facilities, subject to relevant regulatory approvals.

" This acquisition continues Smiths' strategy of growth in our major markets," said Smiths chief executive, Keith Butler-Wheelhouse. "We continue to seek excellent opportunities to strengthen our presence through investing in new technology and new businesses".

Commenting on this significant expansion in the business, Dr John Ferrie, group managing director of Smiths Aerospace said, "DGT provides a strong complement to our existing engine components business. This acquisition enables us to realise customer and product synergies across the businesses. Offering complete engine sub-assembly modules will substantially increase the size of our addressable markets."

A privately owned manufacturer of aerospace turbine engine components headquartered in Manchester, Connecticut, DGT is an industry leader in complex metal fabrication and welding and laser machining and laser welding technology for aerospace applications, principally for US military engines.

Examples of the direct synergies between the two companies include flap and seal assemblies provided by DGT. These complement fabrications currently manufactured by Smiths for engines powering F15 and F16 military aircraft as well as engines powering most commercial and regional jet aircraft. The business specialises in laser cutting, hydroforming, titanium hot sizing, electron beam welding, and complex multi axis machining.

Smiths Group has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products. For further information, visit www.smiths-group.com

– Ends –

Contacts

Business & Financial Press	Bernard Carey	+44 (0)20 8457 8403
	Caroline Harris	+44 (0)20 8457 8306
Trade & Technical Press	Jennifer Villarreal	+1 616 241 8643
Investor Relations	Russell Plumley	+44 (0)20 8457 8343

Notes to editors.

DGT's turnover in the financial year ending December 31, 2003 was $110M. DGT's customers include most major engine prime contractors as well as the US Government. DGT has been a supplier to Pratt & Whitney for more than 30 years and is a preferred supplier to both Pratt & Whitney Aircraft and Pratt & Whitney Canada.

DGT utilises a broad array of technologies to fabricate complex metal aircraft engine components. DGT specialises in thin wall hot section components made from exotic high temperature alloys and titanium. These families include combustors, flaps, seals and augmentor (afterburner) assemblies. DGT's capabilities will complement Smiths expertise in fabricating hot section products with high frequencies of replacement for large commercial and military engines.

The headquarters facility is located in Manchester, Connecticut, with 4 satellite manufacturing facilities nearby The five buildings total 250,000 sq. ft. and the business has approximately 500 employees. DGT also holds a majority interest in a manufacturing business in Poland that could offer Smiths opportunities for lower-cost production and entries into other European programmes.

Their owners, Howard Miller and Paul Polo, merged the two companies, Dynamic Metals and Gunver Manufacturing, respectively, in a leveraged recap sponsored by Jefferies Capital Partners in 1999. Gunver Manufacturing was founded in 1945 and Dynamic Metals was founded in 1963.

Smiths Aerospace, a part of Smiths Group plc, is the leading transatlantic aerospace equipment company, with more than 9,000 staff and $1.6 billion revenues split between Europe and North America. The company holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers and are world-leaders in electronic and mechanical systems, precision components and customer services.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	07:00 17-Mar-04
Number	6142W

16 March 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Einar Lindh

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holdings of director and director's spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of option granted under the Smiths Industries Senior Executive Deferred Share Scheme and transfer of shares acquired to spouse

7 Number of shares/amount of stock acquired: 10,128 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 0.1p (option exercise price)

13 Date of transaction: 16 March 2004

14 Date company informed: 16 March 2004

15 Total holding following this notification: 91,410 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

Additional information:

The shares acquired through the exercise of Mr Lindh's option have been transferred to his wife.

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	07:00 31-Mar-04
Number	1370X

News Release

London, 31 March 2004
For immediate release

Smiths Group appoints Donald Brydon as chairman designate.

Smiths Group today announced the appointment of Donald Brydon to the Board as non-executive director and chairman designate. His non-executive appointment will be effective from 19 April 2004. Mr.Brydon will succeed current Chairman, Keith-Orrell Jones, on his retirement from the position on 21 September 2004.

Commenting on his appointment, Mr.Brydon said; "I am delighted to be joining Smiths with its exciting technologies and world leading market positions. I look forward to working with Keith Butler-Wheelhouse and his experienced team and to continuing the implementation of an orderly succession plan over the next five years. "

Mr.Butler-Wheelhouse, Smiths Group chief executive said; " I am pleased to welcome Donald as chairman designate. His broad experience of business and his city knowledge will complement the skills of the existing Board. Donald's excellent leadership capabilities will help us to take the company through its next phase of growth, generated by investment in new technology, new markets and acquisitions."

In recognition of the current Chairman's contribution he added; " Keith Orrell-Jones has taken Smiths through a difficult transition period which has seen us double in size and take up a position in the FTSE 100, as Britain's leading specialist engineering company. I feel sure all shareholders, customers and employees will join me in thanking Keith for his unstinting service and valuable contribution." Mr. Orrell–Jones became Chairman in November 1998, having joined the Board as a non-executive in 1992.

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and

interconnect products. For further information, visit www.smiths-group.com

Enquiries:
Media: Bernard Carey: 020 8457 8403 **Investors**: Russell Plumley 020 8457
8203
Caroline Harris: 020 8457 8306

Notes for Editors.

Donald Brydon C.B.E.

Donald Brydon is Chairman of Amersham plc, the London Metal Exchange, and AXA Investment Managers SA of which he was also chief executive from 1997-2002.

Graduating in Mathematical Science from the University of Edinburgh in 1967, he continued his association with the University in the Department of Economics in the roles of research associate and tutor until 1970. From 1970 to 1977 he was an analyst and senior fund manager with the (British) Airways Pension Scheme.

Mr.Brydon joined the AXA group in April 1997 after a 20-year career with the Barclays group, during which he built the group's investment arm, now BGI, becoming chairman and chief executive of BZW Investment Management and latterly acting chief executive of BZW.

He is a director of Allied Domecq plc and Scottish Power plc.

He is chairman of the Code Committee of the Panel on Takeovers and Mergers (UK), deputy Chairman of the Financial Services Practitioner Panel and a member of the Market Participants Advisory Panel at CESR.

He is Chairman of EveryChild, the international children's development charity.

In 2004, Donald Bryson was awarded a C.B.E. for services to the financial industry.

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	16:12 08-Apr-04
Number	5283X

08 April 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Keith Oliver Butler-Wheelhouse

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest: Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): Director

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Transfer of 202,111 shares to a family trust

7 Number of shares/amount of stock acquired: N/A

8 Percentage of issued class: N/A

9 Number of shares/amount of stock disposed: N/A

10 Percentage of issued class: N/A

11 Class of security: Ordinary shares of 25p

12 Price per share: N/A

13 Date of transaction: 07 April 2004

14 Date company informed: 07 April 2004

15 Total holding following this notification: unchanged

16 Total percentage holding of issued class following this notification: unchanged

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 14-Apr-04
Number	5782X

smiths

News Release

London, 14 April 2004
For immediate release

Smiths Group buys US hazardous material detection specialist for $75m

Smiths Group is acquiring the business and assets of SensIR Technologies LLC, a leading manufacturer of infrared-based analysers, for a total of $75 million (£41m). The newly acquired business will add significantly to the range of technologies and equipment of Smiths Detection, one of the company's four operating divisions.

"The second acquisition for Smiths Detection this year is a further step in building a technology-led business to serve the diverse detection market," commented Keith Butler-Wheelhouse, chief executive of Smiths Group. "SensIR brings new technology to us, strengthening our ability to support those in the front line who make the world a safer place."

SensIR supplies analysers for the identification of potentially hazardous substances in solid and liquid form. Its products are principally used by military forces and the emergency services, notably first responders, hazmat (hazardous material) teams and fire services worldwide.

In the 12 months to March 2004, the turnover of the SensIR business being acquired was $37 million (£21m). Smiths Group is satisfying the acquisition in cash and it is expected to close during May, subject to regulatory approvals.

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products. For further information, visit www.smiths-group.com

-ends-

Contact:

Smiths Group
Bernard Carey
Tel: +44 (0)20 8457 8403

Smiths Detection
Richard Bayliss
Tel: +44 (0)1923 658106

Investor Relations

Russell Plumley:
Tel: +44 (0)20 8457 8203

Notes to Editors

About SensIR Technologies LLC

The SensIR range of infrared spectroscopy products, established in laboratory and industrial applications, has been successfully extended into homeland defence markets through the development of rugged, portable products. The company has made significant sales to the emergency services (first responders) and military customers in the US, markets currently addressed by Smiths Detection with products that detect gaseous chemicals, and biological agents. SensIR's products detect substances in solid and liquid form. SensIR's most recent product development, HazMatID, was successfully tested by the Department of Defense, resulting in a $3.5 million contract.

Formed in 1995, from a business founded in 1979, SensIR is a privately owned US company with 110 employees, the majority based at its principal facility in Danbury, Connecticut.

Hazmat

First Responders are usually Hazmat (hazardous material) teams set up by fire departments. There are several thousand of these teams across the USA, and Smiths Detection is the leading supplier of detection equipment to this sector, with existing products such as APD 2000 and the newly launched 'Bio-Seeq'. http://www.smithsdetection.com/markets.asp?markets=Emergency+services

Second detection acquisition this year

The acquisition of SensIR follows the purchase in February of Cyrano Sciences Inc, an 'early stage' technology company which has developed miniature sensors to detect and identify chemical vapours. Cyrano's products complemented the Smiths Detection range and are used in the defence sector and in counter terrorism.

About Smiths Detection

Smiths Detection is one of four operating divisions of Smiths Group plc, offering technologically advanced security solutions to detect and identify explosives, chemical & biological agents, weapons and contraband. Employing trace detection technology together with Smiths Heimann x-ray imaging, Smiths Detection provides screening solutions for customers in civil and military markets worldwide.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition of TRAK Comms Inc
Released	07:00 26-Apr-04
Number	9736X

smiths

Smiths strengthens Interconnect business with $111.5 million US acquisition

Smiths Group today announced the acquisition of TRAK Communications Inc., a leader in the design and manufacture of microwave sub-systems, antennas and related components, for $111.5 million (£63m) from Veritas of New York. TRAK will form part of Smiths Interconnect, a leader in the supply of application specific electronics for military and commercial markets. This acquisition is the fifth Smiths has announced since presenting its interim results on 10 March, bringing total expenditure to $330.5 million (£187m).

Commenting on this acquisition, Smiths Group chief executive Keith Butler-Wheelhouse said; "Smiths continues to pursue its strategy of profitable growth through investing in new technology and the acquisition of businesses which complement or expand our offering to the customer. This is our fifth purchase announcement in five weeks and underlines our intent to acquire high growth companies."

TRAK, with 425 employees and 2003 turnover of $71 million (£40m) operates from facilities in Tampa in Florida, Thousand Oaks, California and Dundee, Scotland. Smiths Group is satisfying the acquisition consideration in cash. It is expected to close at the end of May, subject to regulatory approvals.

Einar Lindh, group managing director of Specialty Engineering added; "TRAK brings a portfolio of world-class microwave sub-systems which is complementary to Interconnect's products. It will extend our capability in existing markets, and by packaging together Interconnect and TRAK products, we will enhance our position with customers."

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.

For further information, visit www.smiths-group.com

Enquiries:

Media: Bernard Carey: 020 8457 8403
Caroline Harris: 020 8457 8306

Investors: Russell Plumley 020 8457 8203

Notes to Editors:

About TRAK Communications Inc.

Founded in 1960 as TRAK Microwave, the business developed with the acquisition of TECOM and TRAK Europe, before being acquired by Veritas, a New York private equity company. TRAK has market leading positions in three key technologies: 'sources', devices used to generate highly accurate base frequencies for communication systems; ferrites, magnetic devices used to isolate or combine microwave signals; and rugged antennas for military and airborne applications.

Sales to governments, or to projects whose ultimate customers are government agencies, account for over half of TRAK's business, principally US defence projects , unmanned vehicles and avionics applications. Significant defence customers include Raytheon, BAE Systems, Northrop Grumman, Harris and Boeing. TRAK also enjoys good positions on commercial projects with major customers such as Nokia, Motorola, and Ericsson.

About Smiths Interconnect

Smiths Interconnect offers a broad range of electrical and electronic connectors, low loss coaxial, cable and connector assemblies, microwave components, antennas, lightning strike protectors, electrical surge suppressors, radio-frequency connectors and passive intermodulation analysers. They are supplied to military and commercial customers for integration into systems which require high standards of connectivity, longevity and durability. For details of Smiths Specialty Engineering visit www.smithsspecialtyengineering.com

Fifth Smiths acquisition in five weeks

Since announcing its Interim results on 10 March 2004, Smiths has acquired;

10 March	...Cyrano (Detection)	$15 million
10 March	...Smiths Medical Japan (Medical)	$27 million
15 March	...DGT (Aerospace)	$102 million
07 April	... SensIR (Detection)	$75 million
22 April	... TRAK (Interconnect)	$111.5 million
A total including TRAK of ...		$330.5 million (£187m)

(Exchange rate $1.7679/£ as at close on 21/04/04)

- ends -

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	13:06 30-Apr-04
Number	2037Y

DIRECTOR DECLARATION

Following the announcement on 31 March 2004, Smiths Group plc confirms the appointment of Mr Donald Hood Brydon, CBE, as a non-executive director of the Company with effect from 19 April 2004. Mr Brydon is currently a director of the following publicly quoted companies: Allied Domecq plc, Scottish Power plc and The Edinburgh UK Tracker Trust plc. There is no other information which requires disclosure under paragraphs 16.4 and 16.5 or under sub-paragraphs (b) to (g) of paragraph 6.F.2 of The Listing Rules of the UK Listing Authority. Mr Brydon has no interests in the securities of Smiths Group plc.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Smiths Completes Acquisition
Released	12:26 04-May-04
Number	2502Y

smiths

News Release

London, 04 May 2004
For immediate release

Smiths Completes Acquisition of US Aerospace Business for $102 million Cash

Smiths Group today announced the completion of the acquisition of specialist aero-engine component manufacturer, Dynamic Gunver Technologies (DGT) of the US, for a cash sum of US $102 million (£60m). This follows approval from the EU and US regulatory bodies.

Commenting on the purchase, Smiths Group chief executive Keith Butler-Wheelhouse said: "This acquisition continues Smiths' strategy of growth in our major markets. We continue to seek excellent opportunities to strengthen our presence through investing in new technology and new business".

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

Contact:

Media
Bernard Carey +44 (0)20 8457 8403
Caroline Harris: +44 (0)20 8457 8306

Investor Relations
Russell Plumley: +44 (0)20 8457 8203

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Blocklisting Interim Review
Released	07:00 05-May-04
Number	2917Y

smiths

04 May 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Smiths Group plc

2. Names of schemes:

Smiths Industries 1982 SAYE Share Option Scheme

Smiths Industries (1984) Executive Share Option Scheme

Smiths Industries Overseas Executive Share Option Scheme

Smiths Industries 1995 Executive Share Option Scheme

Issues pursuant to merger with TI Group plc following exercise of TI Group share options

TI Group 1990 Executive Share Option Scheme

TI Group 1999 Executive Share Option Scheme

TI Group 1981 Savings Related Share Option Scheme

TI Group 1994 Savings Related Share Option Scheme

3. Period of return: From 01.11.2003 to 30.04.2004

4. Number and class of shares (amount of stock/debt security) not issued under scheme at end of last period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	196767
Smiths Industries (1984) Executive Share Option Scheme	51049
Smiths Industries Overseas Executive Share Option Scheme	123996
Smiths Industries 1995 Executive Share Option Scheme	291362
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	301265
TI Group 1990 Executive Share Option Scheme	83553
TI Group 1999 Executive Share Option Scheme	213885

TI Group 1981 Savings Related Share Option Scheme	207513
TI Group 1994 Savings Related Share Option Scheme	258140

5. Number of shares issued/allotted under scheme during period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	87790
Smiths Industries (1984) Executive Share Option Scheme	2647
Smiths Industries Overseas Executive Share Option Scheme	0
Smiths Industries 1995 Executive Share Option Scheme	35929
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	0
TI Group 1990 Executive Share Option Scheme	0
TI Group 1999 Executive Share Option Scheme	934996
TI Group 1981 Savings Related Share Option Scheme	0
TI Group 1994 Savings Related Share Option Scheme	75946

6. Balance under scheme not yet issued/allotted at end of period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	108977
Smiths Industries (1984) Executive Share Option Scheme	48402
Smiths Industries Overseas Executive Share Option Scheme	123996
Smiths Industries 1995 Executive Share Option Scheme	255433
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	301265
TI Group 1990 Executive Share Option Scheme	83553
TI Group 1999 Executive Share Option Scheme	165090
TI Group 1981 Savings Related Share Option Scheme	207513
TI Group 1994 Savings Related Share Option Scheme	182194

7. Number and class of share(amount of stock/debt securities)originally listed and the date of admission:

Scheme		*Ordinary Shares*	*Date of Admission*
Smiths Industries 1982 SAYE Share Option Scheme		229000	12/06/2001
	and	240000	10/07/2001
	and	265000	22/08/2001

	and	600000	19/04/2002
	and	277392	19/08/2002
	and	285306	23/06/2003
	and	273037	10/07/2003
	and	282087	12/08/2003
Smiths Industries (1984) Executive Share Option Scheme		None since 1999	
Smiths Industries Overseas Executive Share Option Scheme		None since 1992	
Smiths Industries 1995 Executive Share Option Scheme		None since 1999	
Issues pursuant to merger with TI Group plc following exercise of TI Group share options		243000	01/05/2001
	and	237000	08/05/2001
	and	238000	11/05/2001
	and	242500	16/05/2001
TI Group 1990 Executive Share Option Scheme		238000	21/05/2001
TI Group 1999 Executive Share Option Scheme		244000	22/05/2001
	and	238000	31/05/2001
	and	610000	05/04/2002
	and	600000	17/04/2002
	and	273224	11/07/2003
	and	283889	13/08/2003
	and	284697	11/11/2003
	and	300300	02/12/2004
	and	301204	09/12/2004
TI Group 1981 Savings Related Share Option Scheme		241500	24/05/2001
TI Group 1994 Savings Related Share Option Scheme		242700	23/05/2001
	and	296956	01/10/2003

Total number of shares in issue at the end of the period: 561147254 ordinary shares

Contact for queries:

Name: Neil Burdett
Address: Smiths Group plc, 765 Finchley Road, London NW11 8DS
Telephone: 020 8457 8229

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	17:01 05-May-04
Number	3393Y

06 May 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Names of directors:

Lawrence Henry Neil Kinet

John Langston

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest: n/a

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): n/a

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grants of share options under the Smiths Industries (1982) SAYE Share Option Scheme.

7 Number of shares/amount of stock acquired: n/a

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: n/a

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 05/05/2004

18 Period during which or date on which exercisable:

Lawrence Henry Neil Kinet - 01/08/2007 to 01/02/2008

John Langston - 01/08/2007 to 01/02/2008

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: Ordinary shares of 25p,

Lawrence Henry Neil Kinet - 1,795 shares

John Langston - 1,795 shares

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 525p per share

22 Total number of shares or debentures over which options held following this notification:

Lawrence Henry Neil Kinet - 425,520 shares

John Langston - 712,016 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett - Assistant Secretary

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	07:00 10-May-04
Number	4625Y

07 May 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Einar Lindh

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest: n/a

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): n/a

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of share option under the Smiths Industries (1982) SAYE Share Option Scheme.

7 Number of shares/amount of stock acquired: n/a

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: n/a

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 05/05/2004

18 Period during which or date on which exercisable: 01/08/2007 to 01/02/2008

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number: Ordinary shares of 25p, 1795 shares

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 525p per share

22 Total number of shares or debentures over which options held following this notification: 532085 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett - Assistant Secretary

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:15 24-May-04
Number	0278Z

24 May 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Legal & General Group plc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Legal & General Investment Management Limited re the notifiable interests of Legal & General Group plc and/or its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/c 914945	196,125
HSBC Global Custody Nominee (UK) Limited A/c 923363	311,179
HSBC Global Custody Nominee (UK) Limited A/c 775237	88,000
HSBC Global Custody Nominee (UK) Limited A/c 886603	3,301,000
HSBC Global Custody Nominee (UK) Limited A/c 775245	2,211,706
HSBC Global Custody Nominee (UK) Limited A/c 130007	159,000
HSBC Global Custody Nominee (UK) Limited A/c 770286	234,000
HSBC Global Custody Nominee (UK) Limited A/c 357206	14,185,425
HSBC Global Custody Nominee (UK) Limited A/c 866197	79,991
HSBC Global Custody Nominee (UK) Limited A/c 904332	47,000
HSBC Global Custody Nominee (UK) Limited A/c 754612	586,000
HSBC Global Custody Nominee (UK) Limited A/c 361602	23,000
HSBC Global Custody Nominee (UK) Limited A/c 282605	1,174,000
HSBC Global Custody Nominee (UK) Limited A/c 360509	728,492
HSBC Global Custody Nominee (UK) Limited A/c 766793	74,000
HSBC Global Custody Nominee (UK) Limited A/c 824434	34,649
HSBC Global Custody Nominee (UK) Limited A/c 924422	93,000

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 21 May 2004

12. Total holding following this notification: 23,526,567

13. Total percentage holding of issued class following this notification: 4.192%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 24 May 2004

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	07:00 25-May-04
Number	0321Z

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T:+44(0)20 8457 8403 F:+44(0)20 8458 0680
www.smiths-group.com

News Release

London, 25 May 2004
For immediate release

Smiths appoints David Challen as non-executive director

Smiths Group plc today announced the appointment of Mr David Challen CBE as a non-executive director. Mr Challen, vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd, will join the Smiths board on 1 June 2004.

It is anticipated that Mr Challen with succeed Sir Colin Chandler as chairman of the audit committee of the Smiths Group Board at the conclusion of the company's AGM on 16 November 2004, following Sir Colin's retirement from Smiths.

The move follows the recent appointments of Donald Brydon as Chairman designate, and of Peter Jackson and Lord Robertson of Port Ellen as non-executive directors.

Commenting on the appointment, Smiths Chairman Keith Orrell-Jones said; "David's in-depth knowledge of finance and his broad commercial experience will be great assets to Smiths and I am delighted to welcome him to the team. We continue to build the strength of the Board to match code requirements and plan a smooth succession of senior roles".

David Challen is a non-executive director of Anglo American plc, where he is chairman of the audit committee.

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

Notes to Editors:

David Challen, who began his career in advertising with J Walter Thompson, held various positions at Schroders becoming a director in 1979 and Chairman of J Henry Schroder & Co Ltd in 1997. He was co-Chairman of Schroder Salomon Smith Barney from 2000 – 2002.

David Challen has extensive international experience in the financial sector and securities markets and has been responsible for advising boards of many major companies, both British and foreign, on capital raising, mergers and acquisitions and general financial matters.

Mr. Challen is a non-executive director of Anglo American plc and is Chairman of the Audit Committee.

He is a member of the Panel on Takeovers and Mergers and was until recently a member of the Financial Reporting Council. In 2002 he received a CBE for services to the financial sector.

Company Advisors:

The company was advised in respect of this appointment by Oxygen, the search consultants. This is the third Board appointment handled by Oxygen for Smiths Group this year.

Contact:

Smiths Group
Bernard Carey +44 (0)20 8457 8403
Caroline Harris +44 (0)20 8457 8306

Investor Relations
Russell Plumley: +44 (0)20 8457 8203

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	14:48 26-May-04
Number	1128Z

smiths

26 May 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Keith Oliver Butler-Wheelhouse

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest: Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): Director

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of an option held under the Smiths Industries Senior Executive Deferred Share Scheme; market sale of shares; transfer of balance of shares into a family trust

7 Number of shares/amount of stock acquired: 17,964 shares (exercise of option)

8 Percentage of issued class: 0.003%

9 Number of shares/amount of stock disposed: 7,390 shares (market sale)

10 Percentage of issued class: 0.001%

11 Class of security: Ordinary shares of 25p

12 Price per share: 0.1p (option exercise price) and 701p (share sale price)

13 Date of transaction: 25 May 2004

14 Date company informed: 25 May 2004

15 Total holding following this notification: 212,685 shares

16 Total percentage holding of issued class following this notification: 0.038%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	17:54 28-May-04
Number	2368Z

28 May 2004

Further to the recent announcement that Mr David Challen will shortly become a non-executive director of Smiths Group plc, and in view of the current limit on the total number of directors of the Company, Mr Challen will be formally appointed to the Board upon the retirement of Mr Orrell-Jones on 21 September 2004. Meanwhile Mr Challen will attend Board and Board Committee meetings and undertake an induction programme in the usual way.

For further details contact Bernard Carey - tel: 020 8457 8414

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	10:23 01-Jun-04
Number	2566Z

smiths

News Release

London, 01 June 2004
For immediate release

Smiths completes acquisition of US Interconnect business for $111.5 million cash

Smiths Group today announced the completion of the acquisition of TRAK Communications Inc., a leader in the design and manufacture of microwave sub-systems, antennas and related components, for a cash sum of $111.5 million (£63m). This follows approval from the EU and US regulatory bodies.

This acquisition is the fifth Smiths has announced since presenting its interim results on 10 March, bringing total expenditure to $330.5 million (£187m).

Commenting on this acquisition, Smiths Group chief executive Keith Butler-Wheelhouse said; "Smiths continues to pursue its strategy of profitable growth through investing in new technology and the acquisition of businesses which complement or expand our offering to the customer."

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

Contact:

Media: Bernard Carey: 020 8457 8403
Caroline Harris: 020 8457 8306

Investors: Russell Plumley 020 8457 8203

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	09:51 14-Jun-04
Number	7138Z

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T:+44(0)20 8457 8403 F:+44(0)20 8458 0680
www.smiths-group.com

News Release

London, 14 June 2004
For immediate release

Smiths completes acquisition of US hazardous material detection specialist for $75m

Smiths Group today announced the completion of the acquisition of SensIR Technologies LLC, a leading manufacturer of infrared-based analysers, for a total of $75 million (£41m). This follows approval from the US regulatory body.

"This is a further step in building a technology-led business to serve the diverse detection market," commented Keith Butler-Wheelhouse, chief executive of Smiths Group. "SensIR brings new technology to us, strengthening our ability to support those in the front line who make the world a safer place."

SensIR supplies analysers for the identification of potentially hazardous substances in solid and liquid form. Its products are principally used by military forces and the emergency services, notably first responders, hazmat (hazardous material) teams and fire services worldwide.

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products. For further information, visit www.smiths-group.com

Contact:

Media: Bernard Carey: 020 8457 8403
Caroline Harris: 020 8457 8306

Investors: Russell Plumley 020 8457 8203

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:49 14-Jun-04
Number	7219Z

Smiths Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the Smiths Industries 1982 SAYE Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	10:54 16-Jun-04
Number	8155Z

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T:+44(0)20 8457 8403 F:+44(0)20 8458 0680
www.smiths-group.com

News Release

London, **16/06/04**
For immediate release

Smiths wins Boeing 7E7 Landing Gear Actuation and High Lift Systems

Smiths Aerospace, a division of Smiths Group plc, has been selected by The Boeing Company to supply the landing gear and high lift actuation systems for the 7E7 aircraft in total contract values in excess of $1.6 billion. The first system delivery from Smiths is scheduled for the fourth quarter of 2006. The 7E7 entry into service is scheduled for 2008.

Commenting on the selections, chief executive of Smiths Group, Keith Butler-Wheelhouse said, "This news reflects Smiths long-term commitment to investment in research and development and reconfirms our tier one supplier status with Boeing. In addition, Smiths will also supply the common core system on the 7E7 and the enhanced airborne flight recorder. The revenue on these contracts is expected to approach $3 billion for Smiths over the lifetime of the aircraft."

Dr. John Ferrie, group managing director, Smiths Aerospace added, "This programme, with its integration of mechanical engineering and electronic control systems, is a prime example of our ability to deliver best value to our customers. We are committed to a long and successful relationship with Boeing as a first tier supplier on the 7E7 and other programmes."

"We're making great progress bringing our team together," said Boeing 7E7 Senior Vice President Mike Bair. "The selection process has been very robust, making us confident that we're selecting the companies that will help us deliver an outstanding product to our customers."

Smiths Aerospace is the leading transatlantic aerospace equipment company, with more than 9,000 staff and $1.6 billion revenues split between Europe and North America. Smiths Aerospace, a part of Smiths Group plc, holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers and are world-leaders in electronic and mechanical systems, precision components and customer services.

www.smiths-aerospace.com

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

Notes to editors

About the landing gear systems

Smiths is responsible for the design, development, certification and manufacturing of a fully integrated system which will control the deployment and retraction of the aircraft landing gears, including the nose landing gear steering and the brake control and monitoring systems.

In addition to the normal package of mechanical hardware, Smiths will also provide the flight deck interfaces and local control electronics and a comprehensive customer services package from entry into service. This programme brings together Smiths skills in systems integration and programme management, hydraulic actuation, electronics and software control. The programme will be led from the Company's facility in Washington State, with work also being carried out in Smiths facilities in Cheltenham, UK and Michigan.

The 7E7 integrated landing gear systems (LGS) consists of three systems which are:
Main and nose gear actuation systems that will enable the deployment and retraction of the aircraft landing gears,
Nose gear steering system that will enable steering of the airplane on the ground,
Brake control and monitoring system.

This programme will utilise state of the art technologies and an expanded scope demonstrating Smiths investment in new technology and applying existing technology in new areas.

About the High lift actuation system

The high lift actuation system comprises all of the elements required to power, actuate and monitor the flap and slat system. Smiths is responsible for the design, development, certification and manufacture of the full system and will also provide a comprehensive customer services package from entry into service. This programme brings together Smiths skills in systems integration and programme management, mechanical actuation and electronics. The programme will be led from the Company's facility in Wolverhampton, UK.

The 7E7 high lift actuation system consists of leading and trailing edge actuation including:

- Power drive units for the generation power for the transmission system
- Transmission system including angle gearboxes to enable routing of transmission through the aircraft wings and fuselage
- Rotary actuation and safety critical braking devices
- Monitoring and skew detection equipment

In addition to certification responsibility of the system, Smiths will provide full interface and certification support at the aircraft level.

- ends -

Contact

Smiths Group
Bernard Carey
Tel: +44 (0)20 8457 8403
Caroline Harris
Tel: +44 (0)20 8457 8306

Smiths Aerospace
Jennifer Villarreal
Tel: +1 616 241 8643
Heather Cox
Tel: +44 (0)20 8457 8336

Investor Relations
Russell Plumley
Tel: +44 (0)20 8457 8203

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	16:09 25-Jun-04
Number	1738A

25 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Janus Capital Management LLC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Janus Capital Management LLC re shares held on behalf of investment clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Not disclosed

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 25 June 2004

12. Total holding following this notification: 18,610,835 shares

13. Total percentage holding of issued class following this notification: 3.316%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 25 June 2004

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:49 29-Jun-04
Number	2560A

smiths

29 June 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	10,154,802
Bank of New York Nominees Limited	2,907,098
Chase Nominees Limited	26,570,904
BT Globenet Nominees Limited	719,814
Midland Bank plc	6,806,632
Bankers Trust	2,229,652
Barclays Bank	603,766
Citibank London	59,120
Nortrust Nominees Limited	5,898,545
Royal Bank of Scotland	217,112
National Westminster Bank	6,500
Citibank NA, Toronto	376,209
ROY Nominees Limited	121,800
Morgan Guaranty	62,544
Citibank	43,104
Deutsche Bank AG	184,500
Mellon Bank NA	10,500
Lloyds Bank	8,832
Deutsche Bank Mannheim	18,100
State Street Bank & Trust Co.	393,433
MSS Nominees Limited	58,300
HSBC Bank plc	376,171
Mellon Nominees (UK) Limited	1,387,657
KAS UK	6,507
RBSTB Nominees Limited	33,300
Bank One London	21,400
Brown Bros.	52,200
Northern Trust	220,252
Cede & Co	26,300
Royal Trust	13,900

HSBC, Kuala Lumpur	37,200
JP Morgan Chase Bank	182,600

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 29 June 2004 (re interests as at 25 June 2004)

12. Total holding following this notification: 59,808,754 shares

13. Total percentage holding of issued class following this notification: 10.657%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 29 June 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 8.651% of the issued share capital and are included in the overall interests notified by CGCI.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:23 29-Jun-04
Number	2809A

29 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Janus Capital Management LLC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Janus Capital Management LLC re shares held on behalf of investment clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Not disclosed

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 29 June 2004

12. Total holding following this notification: 22,934,594 shares (as at 25 June 2004)

13. Total percentage holding of issued class following this notification: 4.09%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 29 June 2004

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 01-Jul-04
Number	3509A

smiths

News Release

London, 1 July 2004

Smiths strengthens medical business with acquisition of US respiratory care device company for $55 million

Smiths Medical, one of the four operating divisions of Smiths Group plc, today announced that it has completed the acquisition of the US respiratory care device company DHD Healthcare, for a total of $55 million (£30 million) from Riverside Capital of Cleveland, Ohio. DHD products are widely used to care for the respiratory needs of patients in a variety of therapeutic and critical care applications. Smiths satisfied the acquisition in cash.

Commenting on the acquisition, Keith Butler-Wheelhouse, chief executive of Smiths Group said; "This purchase once again underlines our intent to pursue a strategy of profitable growth through the acquisition of high growth businesses which complement or expand our product portfolio, and through investment in research and development."

Lawrence Kinet, managing director of Smiths Medical added: "DHD's world class respiratory products will complement and extend the Smiths Medical airway range with high-growth, novel, respiratory care devices. We are pleased to welcome DHD and its innovative, therapeutic products into Smiths Medical".

DHD Healthcare, with 118 employees based in Wampsville, New York State, achieved sales of $21.2 million in the last 12 months, with EBITDA at $6.1 million in the same period.

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

Contact:

Smiths Group

Bernard Carey
Tel: +44 (0)20 8457 8403

Caroline Harris
Tel: +44 (0) 20 8457 8306

Investor Relations

Russell Plumley:
Tel: +44 (0)20 8457 8203

- ends -

Notes to editors:

DHD Healthcare's products include positive expiratory pressure therapy products used in cases of chronic lung disease; incentive spirometers used post-operatively to improve lung function: and devices used to help patients inspire nebulised drugs from an inhaler. DHD's award-winning acapella® product range has been enthusiastically received by patients around the world. In late 2003, DHD acquired a range of specialised nebulisation systems, incorporating heaters and humidifiers, and oxygen delivery products.

The Riverside Company, with offices in New York, Cleveland, Dallas and San Francisco, is the leading private equity firm investing in premier companies at the smaller end of the middle market. Riverside's current portfolio numbers 26 companies. For more information, visit www.riversidecompany.com

Smiths Medical, a division of Smiths Group plc, is a world leader in the design, manufacture, and distribution of medical devices used in infusion therapy, including ambulatory infusion pumps, large volume infusion pumps, implantable access systems, dialysis and infusion catheters, needles, and insulin delivery systems.

-

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	11:50 07-Jul-04
Number	5842A

07 July 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Alan Matthew Thomson

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holdings of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of option granted under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 4,849 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 0.1p (option exercise price)

13 Date of transaction: 07 July 2004

14 Date company informed: 07 July 2004

15 Total holding following this notification: 72,014 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	17:47 19-Jul-04
Number	0067B

smiths

19 July 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Donald Hood Brydon

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market purchase of shares

7 Number of shares/amount of stock acquired: 12,000 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 725p

13 Date of transaction: 19 July 2004

14 Date company informed: 19 July 2004

15 Total holding following this notification: 12,000 shares

16 Total percentage holding of issued class following this notification: <0.01%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directors' responsibilities
Released	15:30 29-Jul-04
Number	3758B

29 July 2004

Smiths Group today announced that Board member John Langston, currently group managing director Detection, will succeed Einar Lindh as group managing director Specialty Engineering, effective from 1 August 2004, in preparation for Mr Lindh's retirement at the end of January 2005.

At the same time, Stephen Phipson, currently managing director of Smiths Interconnect, the hi-tech communications arm of Specialty Engineering, has been appointed to succeed Mr Langston as group managing director Detection, again effective 1 August 2004. He will join Smiths' chief executive's committee.

Commenting on these appointments, Smiths chief executive Keith Butler-Wheelhouse said; "Making these appointments now allows a smooth transition of management responsibilities at the start of our new financial year. Having established the Detection division and mapped out a strategy for growth, John's skills and experience make him the logical successor to Einar at Specialty Engineering. I am particularly pleased too, that we are able to appoint Stephen from within the Group, to lead the Detection business to its next stage of development and growth."

Smiths Group designs and manufactures performance critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.

For further information, visit www.smiths-group.com

Contact:

Media
Bernard Carey
Tel: +44 (0)20 8457 8403

Caroline Harris
Tel: +44 (0)20 8457 8306

Investor Relations
Russell Plumley:
Tel: +44 (0)20 8457 8203

Notes

Biographies of John Langston and Einar Lindh appear on the Smiths Group website http://www.smiths-group.com/board.asp

Biography, Stephen Phipson

With an MSc in Operations Management, Stephen has held several senior roles in the electronics industry including positions at Philips and Plessey. Prior to Smiths, he was managing director of Radiall UK, a global supplier of microwave components and systems. He joined Smiths in 1997 as managing director of Smiths Interconnect, which has grown threefold both organically and through focussed, mainly US, acquisitions. Smiths Interconnect, a global leader in the supply of application specific high reliability electronic components and subsystems, has operations in Europe, the USA, Central America, Japan and China.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Trading Statement
Released	07:00 03-Aug-04
Number	5318B

Smiths Group – trading statement

Smiths Group will announce its preliminary results for the year ended 31 July 2004 on Wednesday, 22 September. At the start of its close period, the company is issuing the following trading update.

At the interim results in March, Smiths indicated that delivering full year expectations depended on a second half recovery in Detection and continued progress in the other divisions. It is now clear that both objectives have been achieved.

The company expects 2004 pre-tax profit and earnings per share from continuing operations, before exceptionals and goodwill amortisation, to match those reported in 2003. On turnover very close to 2003 (continuing operations), operating profit is expected to be only modestly below last year's performance, despite a £20m adverse currency translation effect this year from the weaker US dollar and the benefit in 2003 of a large, one-off order from the TSA.

At the divisional level, Smiths currently expects Aerospace sales to be steady year-on-year, with margins of 10%; Detection sales to be 20% up, with margins of 17%; Medical sales to be steady, with margins of 19%; and Specialty Engineering sales to be slightly lower, due to a number of small disposals, with margins of 13%.

Net interest expense will be lower than 2003. This reflects strong operating cash-flow, the phasing of the £220m acquisition spend late in the year and higher interest rates on sterling deposits versus stable dollar borrowing costs. Year end net debt is expected to be circa £300m.

Looking ahead to the next financial year, Keith Butler-Wheelhouse, Chief Executive commented: "Smiths has made good progress in the second half of the year just ended. We expect to achieve continued growth in all four divisions in the year ahead. The improvements will come in equal measure from underlying growth, recent acquisitions and the benefits of the restructuring already underway, with currency translation potentially the negative factor."

- 0 -

Media: Bernard Carey 020 8457 8403
bernard.carey@smiths-group.com

Investors: Russell Plumley 020 8457 8203
russell.plumley@smiths-group.com

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:47 04-Aug-04
Number	6062B

Smiths Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under The Smiths Industries 1982 SAYE Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	18:28 04-Aug-04
Number	6470B

04 August 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Names of directors:

Lawrence Henry Neil Kinet

John Langston

Einar Lindh

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest: n/a

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): Directors

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allotment following exercise of share options granted under the 2001 Issue of the Smiths Industries (1982) SAYE Share Option Scheme (an Inland Revenue approved savings-related share option scheme).

7 Number of shares/amount of stock acquired:

Lawrence Henry Neil Kinet	1,593 shares
John Langston	1,593 shares
Einar Lindh	1,593 shares

8 Percentage of issued class:

Lawrence Henry Neil Kinet	<0.01%
John Langston	<0.01%
Einar Lindh	<0.01%

9 Number of shares/amount of stock disposed: n/a

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 608p (option exercise price)

13 Date of transaction: 04/08/2004

14 Date company informed: 04/08/2004

15 Total holding following this notification:

Lawrence Henry Neil Kinet	11,561 shares
John Langston	82,954 shares
Einar Lindh	93,003 shares

16 Total percentage holding of issued class following this notification:

Lawrence Henry Neil Kinet	<0.01%
John Langston	<0.02%
Einar Lindh	<0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett - Assistant Secretary

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	16:12 20-Aug-04
Number	1926C

20 August 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	9,730,802
Bank of New York Nominees Limited	2,766,279
Chase Nominees Limited	24,383,233
BT Globenet Nominees Limited	719,814
Midland Bank plc	6,347,932
Bankers Trust	2,155,052
Barclays Bank	603,766
Citibank London	47,820
Nortrust Nominees Limited	5,664,405
Royal Bank of Scotland	180,812
National Westminster Bank	6,500
Citibank NA, Toronto	376,209
ROY Nominees Limited	97,500
Morgan Guaranty	53,800
Citibank	39,004
Deutsche Bank AG	184,500
Mellon Bank NA	10,500
Lloyds Bank	8,832
Deutsche Bank Mannheim	3,600
State Street Bank & Trust Co.	300,433
MSS Nominees Limited	58,300
HSBC Bank plc	355,171
Mellon Nominees (UK) Limited	1,325,557
KAS UK	6,507
RBSTB Nominees Limited	33,300
Bank One London	21,400
Brown Bros.	88,500
Northern Trust	247,652
Cede & Co	19,200
Royal Trust	13,900
HSBC, Kuala Lumpur	37,200
JP Morgan Chase Bank	223,800

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 19 August 2004 (re interests as at 17 August 2004)

12. Total holding following this notification: 56,111,280 shares

13. Total percentage holding of issued class following this notification: 9.99%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 20 August 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 8.065% of the issued share capital and are included in the overall interests notified by CGCI.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results
Released	15:27 25-Aug-04
Number	3113C

smiths

ANNOUNCEMENT OF RESULTS AND RECOMMENDATION OF DIVIDEND

It is expected that a duly constituted committee of the Board will meet on Wednesday 22 September 2004 for the purposes of (i) approving a preliminary announcement of the results of the Company for the 52 weeks ended 31 July 2004 and (ii) recommending a final dividend on the ordinary shares for the same period.

Subject to approval at the Annual General Meeting, the 2004 final dividend will be paid on 19 November 2004 to ordinary shareholders registered at the close of business on 22 October 2004. The 'ex-dividend' date will be 20 October 2004.

ANNUAL GENERAL MEETING

The Annual General Meeting of Smiths Group plc for 2004 will be held at 2:30 p.m. on Tuesday 16 November 2004 at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:21 03-Sep-04
Number	6030C

03 September 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliate, Capital Guardian Trust Company, in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	7,264,781
Bank of New York Nominees Limited	1,525,147
Chase Nominees Limited	20,767,557
BT Globenet Nominees Limited	675,714
Midland Bank plc	5,356,498
Bankers Trust	2,101,252
Barclays Bank	366,266
Citibank London	12,720
Nortrust Nominees Limited	4,697,365
Royal Bank of Scotland	62,712
Citibank NA, Toronto	43,180
ROY Nominees Limited	97,500
Citibank	11,100
Deutsche Bank AG	3,400
Deutsche Bank Mannheim	3,600
State Street Bank & Trust Co.	70,300
MSS Nominees Limited	58,300
HSBC Bank plc	9,800
Mellon Nominees (UK) Limited	1,325,557
RBSTB Nominees Limited	5,900
Cede & Co	18,000
Royal Trust	13,900
HSBC, Kuala Lumpur	37,200
JP Morgan Chase Bank	18,600

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 03 September 2004 (re interests as at 01 September 2004)

12. Total holding following this notification: 44,546,349 shares

13. Total percentage holding of issued class following this notification: 7.93%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 03 September 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company are included in the overall interests notified by CGCI from time to time.

CGCI has disclosed interests in 55,236,226 shares (9.83% of the issued share capital), as at 01 September 2004, (including the interests of CGTC notified above).

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:08 13-Sep-04
Number	8785C

Smiths Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the Smiths Industries 1982 SAYE Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	17:25 21-Sep-04
Number	1914D

smiths

News Release

London, 21 September 2004
For immediate release

Smiths Group announces changes to Board positions

Smiths Group today announces the appointment of Peter Jackson as senior independent director. Mr. Jackson, chief executive of Associated British Foods plc, has been a non-executive director of Smiths since December 2003.

Smiths Group also confirms the appointment of David Challen CBE as a non-executive director of the Company with effect from 21 September 2004. An announcement anticipating his appointment was made on 28 May 2004. Mr Challen is a non-executive director of Anglo American plc and in the past five years has been a director of AWG plc and Thomson Travel Group plc, which during his period of office were publicly quoted.* He owns 2000 ordinary shares of 25p in Smiths Group plc. Mr Challen succeeds Sir Colin Chandler as chairman of the Audit Committee with immediate effect.

Finally, in line with previous announcements, and also with effect from 21 September 2004, Donald Brydon CBE becomes Chairman of Smiths Group, on the retirement from the Board of Keith Orrell-Jones.

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products. For further information, visit www.smiths-group.com

– Ends –

Contacts

Business & Financial Press	Bernard Carey	+44 (0)20 8457 8403
	Caroline Harris	+44 (0)20 8457 8306
Investor Relations	Russell Plumley	+44 (0)20 8457 8203

*There is no other information which requires disclosure under paragraphs 16.4 and 16.5 or under sub-paragraphs (b) to (g) of paragraph 6.F.2 of The Listing Rules of the UK Listing Authority.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Final Results
Released	07:00 22-Sep-04
Number	1995D

smiths

RNS Number:1995D
Smiths Group PLC
21 September 2004

Smiths Group: Preliminary Results
for the year ended 31 July 2004

Highlights

- £350m pre-tax, 45.9p EPS (continuing, before goodwill & exceptionals)
- Statutory reporting: pre-tax £300m, EPS: 38.0p (2003: £217m, 20.0p)
- At constant currency, sales up 7%, operating profit* up 2%
- After currency translation, sales up 2%, operating profit* down 3%
- Strong underlying sales and profit growth in the second half
- Free cash-flow of 45.5p per share, equivalent to earnings
- Annual dividend increased by 4% to 27.0p
- Outlook for growth in all divisions in 2005

*continuing activities, before goodwill amortisation and exceptionals.

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: " Delivery of an excellent second half performance in 2004 demonstrates that we have gained the momentum in all divisions which we expect to deliver increased sales and profit in 2005. With recent contract wins, the acquisitions made last year and investment in R&D and restructuring, we believe that growth can be sustained. The proposed final dividend reflects our confidence in the improved outlook for the company."

Media:
Bernard Carey
+44 (0) 20 8457 8403
bernard.carey@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

A meeting with analysts will be simultaneously webcast at 9:00am UK time on www.smiths-group.com/prelim2004 and archived there shortly after the event.

Statutory reporting

		2004 £m
Sales	- continuing	2,678
	- discontinued	55

		2,733

Operating profit		
	- continuing	360
	- discontinued	2
	- goodwill amortisation	(39)
	- exceptional items	(31)

		292

Pre-tax profit		
	- continuing	350
	- discontinued	-
	- goodwill amortisation	(39)
	- exceptional	(11)

		300

EPS	- continuing	45.9p
	- statutory	38.0p

On a statutory basis, including discontinued activities, goodwill amortisation and exceptional charges, Smiths Group recorded pre-tax profit of £300m (2003: £217m) and earnings per share of 38.0p (20.0p) for the year ended 31 July 2004. Discontinued activities relate to the Polymer Seals business up to the date of disposal, in September 2003. The remainder of this statement refers to the continuing activities of the company before goodwill amortisation and exceptional items, to provide a more consistent basis for comparison.

Smiths Group: performance of the continuing activities
(before goodwill amortisation and exceptional items)

£m	2004	2003	growt constant
Turnover	2,678	2,629	+7
Operating profit	360	372	+2
Pre-tax profit	350	349	+6
Earnings per share	45.9p	45.6p	
Annual dividend	27.0p	26.0p	

Smiths Group today reported pre-tax profit of £350m (2003: £349m) and earnings per share of 45.9p (45.6p) on its continuing activities in 2004, before goodwill

amortisation and exceptional charges. The Board is recommending a final dividend of 18.25p, bringing the total for the year to 27.0p, an increase of 4%. This will mark the 34th consecutive year of dividend increases by Smiths Group.

The performance of Smiths Group in 2004 marked a significant transition point. Like-for-like sales growth gathered momentum in the second half. The cost base was reduced during the year and productivity improved. The focus of M&A shifted from non-core disposals to value-enhancing acquisitions. Markets and demand from customers began to move in a positive direction. While some of these directional changes were masked by US dollar depreciation, profits earned in North America, the company's largest market, increased in dollar terms. The benefits of the company's progress in 2004 are expected to be seen in fuller measure in 2005.

On sales of £2,678m (£2,629m), the company earned operating profit of £360m (£372m), resulting in a net margin of 13% (14%). Compared with 2003, operating performance included an adverse currency translation, principally due to the weaker US dollar, which reduced sales by £137m and profit by £20m. When measured on a constant currency basis, the company's sales increased by 7% and operating profit by 2%.

The second half of the financial year showed a marked improvement on the comparable period in 2003, with constant currency sales up by 8%, and profits by 10%. All four divisions strengthened their market positions: Aerospace with major programmes on the Boeing 7E7, Detection with rapid expansion beyond the airport sector, Medical with the Cozmo insulin pump and Specialty Engineering with recovery in the telecom sector.

Pre-tax profits benefited from reduced financing costs, with cash balances held in sterling and low cost dollar-borrowings hedging US assets.

EPS benefited from a 0.5% reduction in the company's tax rate to 26.5%.

Smiths Group is recognised for its ability to generate cash, and this was again evident in the 2004 performance. Operating cash-flow of £329m, after capital expenditure, equated to 91% of operating profit, underpinned by close control of working capital. Free cash-flow after interest, tax and exceptionals was £255m or 45.5p per share, benefiting from net interest receipts

Net debt at the year end fell to £273m from £715m at the start, resulting from the strong operating cash-flow and net M&A proceeds of £291m.

During the year the company announced restructuring programmes to enhance operational performance, with associated costs being incurred over a two year period. Half the expenditure is for improving competitiveness in Aerospace, with the balance being spent on rationalising manufacturing and distribution in Medical and on integrating X-ray and trace product lines in Detection. A P&L charge of £31m has been recorded in 2004, of which £20m had been spent by the year end. These restructuring charges, partly offset by a £20m gain on property and business disposals, are treated as exceptional in the Accounts.

In the course of 2004, the company spent £215m on acquisitions to strengthen all four divisions. For Aerospace, the engine components business DGT was acquired for £56m in May; for Detection, Cyrano Sciences and SensIR were acquired for £8m and £41m in February and June respectively; for Medical, the remaining minority in the Japanese distributor was purchased for £16m in January and the device company DHD was acquired for £30m in June; and for Specialty Engineering, microwave components company TRAK was acquired for £61m in May. A further £3m was paid in deferred considerations on earlier acquisitions. A number of small disposals from Specialty Engineering were made in the year, with net proceeds of £24m, equivalent to one times sales. In September 2003, the disposal of the

Polymer Seals business was completed for net proceeds of £483m, and its contribution up to the date of disposal is shown as discontinued. An exceptional gain of £12m on this disposal was recorded after having impaired £137m of related goodwill last year.

Smiths Group has continued to invest in the development of new products and technologies which ensure competitive advantage. Total spending on R&D was £260m (2003: £243m), of which £136m (an increase of £14m and representing 5% of 2004 sales) was directly funded by the company and written off against profit. The balance was recharged to customers.

The year-end Balance Sheet includes retirement benefit liabilities of £162m after tax, compared to £308m a year earlier, benefiting from an improvement in investment returns, the effect of increased company contributions and changes in the assumptions used to value the liabilities. Operating profit is recorded after the £47m service costs of benefits accrued by employees in the year. The company contributed a total of £70m, the additional £23m helping to reduce the deficit. The assets of the UK pension schemes now cover 98% of the liabilities.

As reported annually since 2001, Smiths Group maintains the view that no provision is necessary for litigation involving its US subsidiary John Crane Inc (JCI), which once used encapsulated asbestos in certain products. JCI contests every case in which it is named and, with the benefit of its "safe product" defence, has been dismissed before trial from cases involving approximately 95,000 claimants. It is currently a defendant in cases involving approximately 180,000 claims. Over the past 25 years, only 39 cases have been finally upheld against JCI, with judgements totalling $25.8m. These, and all legal costs incurred to date, were covered by insurance.

The company's Balance Sheet includes an investment of £325m in preference shares of TI Automotive Ltd. No dividends on the shares have been recognised in the Accounts.

Smiths Group employees numbered 27,000 at the year end, including 15,000 in North America and 7,000 in the UK. North America (US, Canada and Mexico) accounted for 52% of sales by origin and 61% of profit. The benefits of strong growth in the region were largely offset in the results by the translation impact of the weaker US dollar year-on-year. UK sales by origin were 26% of the total, including £473m in exports.

By division, Aerospace generated 38% of Smiths Group sales, Detection 12%, Medical 18% and Specialty Engineering 32%.

Smiths Aerospace
(before goodwill amortisation and exceptional items)

£m	2004	2003	g const
Turnover	1,006	998	
Operating profit	100	105	
Margin	10%	11%	

Measured at a constant exchange rate, Smiths Aerospace sales increased by 7% and operating profits by 2%. Company-funded R&D was £6m up, at £81m, maintaining a pattern of increasing investment in recent years which has had a direct impact on profits. Commercial OE sales increased by 9%, with increased 737 production particularly benefiting Smiths. There was no pick-up in the commercial aftermarket, as airlines continued to run down stocks of spares despite higher aircraft utilisation. The military OE business now approaches half of the

division's total sales, and grew by 11% in the year. The military aftermarket was flat, as the high utilisation of aircraft causes update programmes to be delayed.

In commercial aerospace, the Boeing Company selected Smiths to supply three major systems for the 7E7 Dreamliner, its new generation of commercial aircraft. This confirmed Smiths' position as a first tier systems integrator and key supply chain partner of Boeing. The awards included the Common Core System which hosts the aircraft's avionics and utilities, the landing gear actuation and the high lift system in the wing. Over their lifetime, revenue from these products is expected to approach $3 billion.

Airbus had earlier selected Smiths to supply systems for the other major new commercial aircraft in current development, the A380, which is scheduled to begin test flights early in 2005 before entering service in 2006. The landing gear extension and retraction system includes both actuation and electronics, and the first flight test equipment was delivered by Smiths on time in July.

Military sales continued to grow, and a number of new contracts provide an assured future. Illustrating the competitiveness of its digital technologies Smiths will supply both the flight management and stores management systems for the US Navy's multi-mission maritime aircraft (MMA), as part of a Boeing-led consortium. Contracts secured on the joint unmanned combat air system (J-UCAS) led by Northrop Grumman include the vehicle management computing system, establishing a leading role for Smiths in this next generation of military air combat.

In April, the first phase of a 130,000 sq ft manufacturing facility for Smiths Aerospace components was opened in Suzho, Jiang Su province, China. The plant is initially making precision-machined engine components and this will soon be followed by the transfer of other components, in both cases for commercial aerospace applications.

As prime aircraft makers drive suppliers to reduce costs, so Smiths Aerospace is making progress on lean manufacturing and consolidation of facilities. At the same time, previously separate administrative operations are being moved into shared service centres.

The efficiency drive includes evaluation of the company's own supply chain, and strategic partnerships are being formed with a number of key suppliers.

In May, Smiths acquired the business of DGT, a US manufacturer of specialist components for jet engines. It complements existing capabilities in complex engine fabrications and also provides a low-cost manufacturing plant in Poland.

Smiths Detection
(before goodwill amortisation and exceptional items)

£m	2004	2003	gr consta
Turnover	317	273	
Operating profit	55	71	
Margin	18%	26%	

The 21% increase in sales by Smiths Detection on a constant currency basis reflects the combination of underlying growth and the inclusion of Heimann for 12 months in this period, versus 8 months a year earlier. Conversely, the operating profit comparison is affected by the inclusion in 2003 of a one-off requirement to supply 3,000 Ionscan trace detection units, needed to provide an explosives detection capability at all major US airports ahead of a December

2002 deadline.

Demand for detection equipment broadened out during the year, with military applications, critical infrastructures, ports and border controls, and public events increasingly balancing airports as sources of growth. While the urgent requirement for trace detection units provided an exceptional boost to performance in the previous financial year, the growth trend remains positive, with industry-wide sales of new equipment expected to expand at a double digit rate for some years to come.

Trading in the second half of the year was considerably ahead of the comparable period in 2003, helped by the wider range of applications and by continuing growth in the established business sectors, including airports. Contracts have been secured jointly with Boeing to provide service and maintenance of the equipment supplied to US airports, and further growth in service revenues is being targeted. As part of the effort to enhance security for travellers in the US, Smiths has been selected to participate in three pilot programmes to screen rail passengers and their baggage for explosives.

A contract for anthrax detection at US mail sorting offices started to generate revenue in the second half. Smiths Detection has a highly competitive mail screening product, for commercial as well as government customers, having developed a unique system which can detect biological agents and toxins.

The Greek government chose Smiths equipment for security screening at the Athens Olympics, and the company supplied more than 260 X-ray systems and 200 chemical agent detectors. Detection also received an order to equip all international and regional airports throughout Greece with X-ray baggage inspection systems.

Cargo inspection equipment is in increasing demand, required as much to detect contraband as for preventing terrorism. Customs authorities in Israel, Japan, Latvia, New Zealand and Russia, as well as the port of Marseilles ordered systems in the year. The Chinese Aviation Authority ordered X-ray systems to inspect baggage and freight, while both Frankfurt and Hamburg airports placed substantial orders for checked-baggage inspection systems.

In the military sector, the UK Ministry of Defence and US Department of Defense bought large numbers of chemical agent detectors. An emerging market for military and other equipment is "First Responders", the emergency services who need to know what threats they are dealing with when they attend an incident.

Smiths Detection continues to invest in the development and acquisition of technologies required to reinforce market leadership. Company-funded R&D increased by £9m to £21m in 2004, resulting in new products which include the Sentinel walk-through unit and the Bio-Seeq hand held detector.

The acquisition of SensIR brought in the capability of sampling suspect solids and liquids at the scene of an incident using infra-red spectrometry, while Cyrano Sciences added a miniaturised sensor, developed with funding from the US Department of Defense, which can be worn on a uniform to warn of dangerous gases in the vicinity.

Smiths Detection is now established as an internationally recognised business, with market leadership across a broad range of detection technologies. At the end of the year, the division held a substantial orderbook, which underpins the outlook for strong growth in 2005. As announced earlier, Stephen Phipson was appointed Group Managing Director of this division with effect from the start of the current financial year. Mr Phipson was previously MD of Interconnect, within Specialty Engineering.

Smiths Medical
(before goodwill amortisation and exceptional items)

£m	2004	2003	gr consta
Turnover	488	486	
Operating profit	92	88	
Margin	19%	18%	

At constant exchange rates, sales by Smiths Medical increased by 5% and operating profits by 12%. Nearly three quarters of the division's profit originates from the US.

The almost one point improvement in margins to 19% resulted principally from efficiency gains in manufacturing and purchasing.

In the US, sales by the Anaesthesia & Safety Devices (ASD) business continued to grow. ASD's extensive range of needle protection safety devices helped hospitals move towards greater compliance with federal legislation committing them to protect healthcare staff from accidental needle stick injuries. New products for pain management and for controlling patients' temperature during critical and intensive care procedures also contributed to a better performance.

Again in the US, the Medication Delivery & Patient Monitoring (MDPM) business achieved strong growth, driven by good market penetration of the Cozmo pump for diabetics. This device, not much larger than a mobile phone, frees Type 1 diabetes sufferers from the regimen of multiple daily injections. The pump has now additionally been introduced in Canada, France, Australia and Germany and the total supplied since its launch in November 2002 exceeds 11,500.

In a further development of this technology, Smiths Medical MDPM has recently introduced an integrated pump and blood/glucose monitor, named Cozmonitor, considerably strengthening its competitive advantage in this rapidly expanding market.

To maximise the impact of the US salesforce, sales teams have been organised around the two main product groups and now concentrate on both individual hospitals and large-scale buying organisations. Cross-selling opportunities have been increased by a wider range of products.

Outside the US, Smiths Medical International is now responsible for all markets except Japan. Closer control of distributors around the world and the ability to market the complete range of products is generating incremental business.

In Japan, the company acquired the outstanding minority interests in Smiths Medical Japan from its founders, to facilitate the next stage of its development. New management has been introduced, the distribution chain is being rationalised, and the business is now focusing on high-margin Smiths Medical devices and progressively moving out of products sourced from third parties. Japan is the world's second largest market for medical devices, and the company's strong market position provides an opportunity for sales and profit growth.

During the year, Smiths Medical established a global operations business unit which has centralised control of production in order to safeguard quality and improve efficiency. With the continued transfer of product lines, the majority of high volume assembly work has now been relocated to the main manufacturing facility in Tijuana, Mexico, with a number of other components outsourced to the Far East.

The acquisition of DHD Healthcare in the US added a product range of respiratory devices in a high-growth sector which complements the existing airway devices.

The business has now been integrated with ASD.

Specialty Engineering
(before goodwill amortisation)

£m	2004	2003	gr consta
Turnover	868	872	
Operating profit	113	108	
Margin	13%	12%	

On a constant currency basis, the sales of Specialty Engineering increased by 4%, and operating profits by 11%. Growth in the higher margin business and consolidation of manufacturing raised the division's margin by almost a percentage point to 13%. This is the most cash-generative division of the company and this year's profit was entirely converted to cash. There were a number of small disposals early in the year, whose performance is only included up to the date of sale.

There are four main business units in the division, and their markets including high technology electronics, industrial process plant and consumer durables were generally positive, although investment in the oil & gas sector was more variable. While raw material cost increases were noticeable, Specialty Engineering has been able to reflect most of them in its own pricing.

Interconnect, making components and sub-assemblies for connecting, protecting and controlling critical electronic systems, was the division's principal growth driver, benefiting from a recovery in high technology spending. The increase in sales and profits was due to a combination of new product applications and improved market conditions across defence, telecoms and industrial sectors.

As the mobile telecommunications industry prepared for third generation telephony, the infrastructure build-out drove demand for a variety of specialist Interconnect products. In China, the Shanghai facility, opened in 2003 to service the local wireless communications market, is already contributing to profits. Recent innovations in areas such as microwave components, lightning strike protection and microwave cable assembly strengthened the business' market position. Manufacturing efficiencies following relocation to low-cost economies in previous years have started to feed through to profits.

The acquisition of TRAK Communications, a leader in the design and manufacture of microwave sub-systems, antennas and related components, extended Interconnect's offering of microwave components. This is a rapidly growing sector, with microwave technology used in a wide range of applications from mobile telecommunications to defence, homeland security and unmanned aircraft.

John Crane, which is a leading provider of rotating seals for use in process plants such as oil and gas, remained steady during 2004, due to delayed investment in the oil fields of the Middle East. There was an improvement in sales in Latin America, particularly as the Venezuelan oil industry recovered from the two-month strike of the previous financial year. John Crane's joint venture to service Gazprom in Russia is now well-established.

Flex-Tek makes innovative, high performance ducting and hosing for a wide range of HVAC, industrial and domestic equipment customers. The business made significant operational improvements, including the purchase of a Mexican plant and the further consolidation of facilities in North America. Flex-Tek now includes Tubular Systems, which was previously within the Aerospace division and supplies flexible and rigid hosing to both aerospace and industrial customers.

Marine Systems, the marine electronics and charts business, has a strong underlying order book but profit growth was held back by delayed deliveries from one of its suppliers towards the year end. A Kelvin Hughes integrated bridge system was installed on the Queen Mary 2 cruise liner, the world's largest passenger ship launched in January 2004.

Across the division, action has been taken to maximise full potential through improved sales and marketing and by broadening both the customer base and the geographic boundaries. Particular success has been achieved in selling telecommunications components increasingly into defence applications, and Interconnect plans to bring its specialised connectors to the European medical equipment market, as it has already done in North America.

As announced in July, John Langston, previously Group Managing Director, Smiths Detection, has assumed the same role for Specialty Engineering, with effect from the start of the new financial year. He succeeds Einar Lindh, who will retire at the end of January 2005.

The Board

As previously indicated, Keith Orrell-Jones retired yesterday after six years as Chairman of Smiths Group. His place has been taken by Donald Brydon CBE, who joined the Board in April. Mr Brydon holds a number of senior posts in the City of London and was Chairman of Amersham plc until its acquisition by GE earlier this year. With the retirement of Sir Colin Chandler taking place at the AGM, Peter Jackson has today been named as the company's senior independent director.

Prospects

Whilst it is still early in the current financial year, Smiths' business environment appears more positive than it has been for some years. The company expects greater stability ahead, with US-led economic recovery underway and commercial aerospace volumes regaining momentum over the next two years.

Additionally, the steps already taken to enhance Smiths' performance are improving the company's outlook. Increased research and development over several years is now being rewarded with notable contract wins. While the most significant awards, from Boeing for their new 7E7, will not start to pay back for some time, new products in all divisions are driving sales growth. Advanced electronic devices from Interconnect, further iterations of the Cozmo pump from Medical and on-site threat analysis from Detection will all make an early contribution.

The restructuring already underway, principally to bring autonomous production and sales units into more highly integrated operations, will lead to significant efficiency gains, while the company's focus on productivity will remain constant. With improved operational gearing, sales growth will flow through to better margins.

The company continues to seek a combination of organic and acquisition-led growth to maximise value creation for shareholders. With organic growth being encouraging, Smiths evaluates acquisition opportunities which align with its current areas of activity, benchmarked against demanding criteria. The strength of the Balance Sheet and the free cash-flow enable the company to move decisively when necessary.

In summary, the combination of more stable business conditions, technology leadership and restructuring benefits has enhanced the prospects for profitable growth. Delivery of an excellent second half performance in 2004 demonstrates that we have gained momentum in all divisions which we expect to deliver increased sales and profit in 2005. With recent contract wins, the acquisitions made last year and investment in R&D and restructuring, we believe that growth

can be sustained. The proposed final dividend reflects our confidence in the improved outlook for the company.

Annual General Meeting

The Annual General Meeting of the company will be held at the offices of JP Morgan, 60 Victoria Embankment, London EC4Y 0JH, on Tuesday, 16 November at 2.30pm. If approved at the meeting, the recommended final dividend on the ordinary shares will be paid on 19 November to shareholders registered at the close of business on 22 October. The ex-dividend date will be 20 October.

Tables attached

- Profit & loss account
- Statement of total recognised gains and losses
- Summarised balance sheet
- Cash-flow statement
- Notes to the accounts

PROFIT AND LOSS ACCOUNT (unaudited)

		Year ended 31 July 20		
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwil amortisatio £
Continuing operations		2,649.4		
Acquisitions		29.0		
Discontinued businesses			55.0	
Turnover	2	2,678.4	55.0	
Continuing operations		356.6		(35.6
Acquisitions		3.5		(1.5
Discontinued businesses			2.2	(1.9
Operating profit	2	360.1	2.2	(39.0
Exceptional items	3			
Profit before interest and tax		360.1	2.2	(39.0
Net interest payable		(13.0)	(2.4)	
Other finance (costs)/ income - retirement benefits		3.2		
Profit/(loss) before taxation		350.3	(0.2)	(39.0

Taxation	9	(92.8)		4.
Profit/(loss) after taxation		257.5	(0.2)	(34.6
Minority interests				
Profit/(loss) for the period		257.5	(0.2)	(34.6
Dividends	4	(151.6)		
Retained profit/(loss)		105.9	(0.2)	(34.6
Earnings per share	5			
Basic		45.9p		(6.2):
Diluted		45.8p		(6.2):

PROFIT AND LOSS ACCOUNT (unaudited)

		Year ended 31 July 200		
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwil amortisatio £:
Continuing operations		2,629.2		
Acquisitions				
Discontinued businesses			426.9	
Turnover	2	2,629.2	426.9	
Continuing operations		371.9		(32.4
Acquisitions				
Discontinued businesses			51.9	(11.7
Operating profit	2	371.9	51.9	(44.1
Exceptional items	3			
Profit before interest and tax		371.9	51.9	(44.1
Net interest payable		(20.3)	(17.3)	
Other finance (costs)/ income - retirement benefits		(2.2)		

	Note			
Profit/(loss) before taxation		349.4	34.6	(44.1
Taxation	9	(94.3)	(9.4)	3.9
Profit/(loss) after taxation		255.1	25.2	(40.2
Minority interests		(0.5)	(0.3)	
Profit/(loss) for the period		254.6	24.9	(40.2
Dividends	4	(145.4)		
Retained profit/(loss)		109.2	24.9	(40.2
Earnings per share	5			
Basic		45.6p	4.5p	(7.2):
Diluted		45.5p	4.5p	(7.2):

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	Year end 31 July 20
Profit for the financial year attributable to shareholders	212
Exchange adjustments	(45.
Taxation recognised on exchange gains/losses:	
Current - United Kingdom	(0.
Deferred - United States	
FRS 17 - Retirement benefits:	
Actuarial gains/(losses) on retirement benefit schemes	145
Deferred tax credit related thereto	(39.
Total recognised gains and losses for the financial year	273

SUMMARISED BALANCE SHEET (unaudited)

	Note
Fixed assets	
Intangible assets	

Tangible assets		
Investments: TI Automotive Ltd	10	
Other		
		-
Stocks	11	
Debtors	12	
Creditors	13	
		-
Net debt	14	
Provisions for liabilities and charges	17	
		-
Net assets excluding retirement benefits		
Retirement benefits - net liabilities	16	
		-
Net assets		
		=
Capital and reserves		
Share capital		
Share premium		
Reserves		
		-
Shareholders' equity	15	
Minority equity interests		
		-
Capital employed		
		=

The balance sheet as at 31 July 2003 has been restated following the adoption of UITF 38.

SUMMARY CASH-FLOW STATEMENT (unaudited)

	Year ende 31 July 200
Operating profit before goodwill amortisation and exceptional restructuring costs	362.
Depreciation	72.
Retirement benefits	(22.9
Working capital	(28.6

Net cash inflow from ordinary activities before capital expenditure and restructuring	382.
Capital expenditure	(53.9

Net cash inflow from ordinary activities after capital expenditure and before restructuring	329.
Interest and financing (paid)/received	10.
Tax paid	(61.5
Exceptional restructuring expenditure	(23.0

Free cash-flow	255.
Acquisitions (including term debt acquired) and disposals	291.
Dividends	(145.6
Other	41.

Decrease in net debt	442.
Net debt at beginning of period	(715.1

Net debt at end of period	(272.7
	======

CASH-FLOW STATEMENT (unaudited)

	Year 31 July
Operating Profit (before exceptional restructuring costs)	
Goodwill amortisation and impairment	
Depreciation	
Retirement benefits	(
Increase in stocks	
Increase in debtors	(
Increase in creditors	
	--
Net cash inflow from normal operating activities	
Exceptional restructuring expenditure	(
	--
Net cash inflow from operating activities	
Returns on investments and servicing of finance	
Tax paid	(
Capital expenditure and financial investment	(
Acquisitions and disposals	
Equity dividends paid	(1
Management of liquid resources	(3
Financing	
	--
Increase/(decrease) in cash	

Increase/(decrease) in short-term deposits	
(Increase)/decrease in other borrowings	(
Loan note repayments	
Term debt acquired with acquisitions	
Exchange variations	
	--
Decrease in net debt	
Net debt at beginning of period	(7
	--
Net debt at end of period	(2
	==

NOTES TO THE ACCOUNTS (unaudited)

1) Accounting Policies

With the exception of the adoption of the requirements of Urgent Issues Task Force Abstract 38 (UITF 38)

(note 15), there have been no changes to the accounting policies used in preparing these financial statements from those used in the annual report and accounts for 2003.

2) Analyses of turnover and profit - continuing ordinary activities, before goodwill amortisation and exceptional items

Market

	Turnover 2004 £m	2003 £m
Aerospace	1,005.8	998.2
Detection	317.1	273.3
Medical	487.7	486.1
Specialty Engineering	867.8	871.6
	2,678.4	2,629.2
Net interest		
Other finance income /(costs)		
Profit before taxation from continuing ordinary activities		

Geographical origin

	Turnover 2004 £m	2003 £m
United Kingdom	784.9	762.3
North America	1,472.6	1,513.3

Continental Europe	471.7	399.6
Other overseas	188.6	165.1
Inter-company	(239.4)	(211.1)
	2,678.4	2,629.2

NOTES TO THE ACCOUNTS (unaudited) - CONTINUED

3) Exceptional items

Operating items:

Restructuring and closure costs
Aerospace
Detection
Medical

Non-operating items:

Profit/(loss) on disposal of businesses (note 7)
Write-down of goodwill on anticipated future disposal (note 7)
Exceptional property surplus

4) Dividends

A final dividend of 18.25p per share (2003 17.25p) has been recommended and, if approved, will be paid on 19 November 2004 to holders of all ordinary shares whose names are registered at close of business on 22 October 2004.

5) Earnings per share

Separate figures are given for earnings per share related to the average number of shares in issue for each year:

	Yea 31 Ju
Basic	560,
Effect of dilutive share options	
Diluted	561,

NOTES TO THE ACCOUNTS (unaudited) - CONTINUED

6) Acquisitions

During the year ended 31 July 2004 the company acquired the businesses set out below. The fair values are provisional and will be finalised in the 2005 accounts.

Businesses acquired	Consideration (including associated costs) £m
DGT	56.5
TRAK	61.2
SensIR	41.0
Other	60.0

	218.7
	=========

Assets acquired	Book value £m	Consis ac
Fixed assets	10.5	
Stocks	24.3	
Debtors	19.8	
Creditors	(23.1)	
Minority interest	10.7	
Provisions	(0.7)	
Taxation	1.1	

Net assets acquired	42.6	
	=======	
Goodwill		
Consideration - total		
satisfied in cash (including £2.3m previously deferred)		
deferred		

In accordance with the provisions of FRS 10, the Group amortises goodwill arising on acquisitions after 1 August 1998 on a straight-line basis over a period of up to 20 years.

NOTES TO THE ACCOUNTS (unaudited) - CONTINUED

7) Disposals

The principal disposal during the year was the Polymer business, which was sold on 30 September 2003. The table below sets out the details of this transaction and other disposals.

	Poly
Consideration, net of expenses	48
Net assets sold and retained liabilities	(350

Surplus over net assets/retained liabilities	13
Goodwill previously set directly against reserves	(257

	(125
Goodwill charged to profit and loss account in the prior period	13

	1
	====

8) Operating profit is after charging	20
Depreciation of fixed assets	72
Research and development expenditure	136

9) Taxation	20
Taxation on the profit for the year:	
UK Corporation tax at 30% (2003 - 30%)	39
Double taxation relief	(49.

	(9.
Overseas taxation	82

	72
Tax relief on exceptional items	(5.

Current taxation	66
Deferred taxation	

on ordinary and discontinued activities	16
on exceptional items	4

	87
	=====

NOTES TO THE ACCOUNTS (unaudited) - CONTINUED

10) TI Automotive Limited

The investment comprises £325m in preference shares held at cost. No dividends on the shares have been recognised in the Accounts.

11) Stocks	2
Stocks comprise:	
Raw materials and consumables	12
Work in progress	15
Finished goods	18

	46
Less: payments on account	(44

	42
	====

12) Debtors

Amounts falling due within one year:
Trade debtors
Amounts recoverable on contracts
Other debtors
Prepayments and accrued income

Amount falling due after more than one year:
Other debtors

Total debtors

NOTES TO THE ACCOUNTS (unaudited) - CONTINUED

13) Creditors

Amounts falling due within one year:
Trade creditors
Bills of exchange payable
Other creditors
Proposed dividend
Corporate taxation
Other taxation and social security costs
Accruals and deferred income

Amount falling due after more than one year:

Total creditors (excluding borrowings)

14) Borrowings and net debt

	Fixed rate borrowings Weighted average Interest Rate	Years Fixed	Amount £m	Floati ra borrowin
Currencies:				
Sterling	6.65%	9	303.0	1
US Dollar	5.47%	8	55.2	123
Euro	5.29%	18	12.1	208
Japanese Yen				15
Other				3
			370.3	351
Cash and deposits				
Net debt				

	Amount £m	Floati ra borrowin
Maturity:		
On demand/under one year	6.2	269
One to two years	0.4	
Two to five years	0.8	
Over five years	362.9	82
	370.3	351

NOTES TO THE ACCOUNTS (unaudited) - CONTINUED

15) Movements in shareholders' equity

Total recognised gains and losses for the financial year
Dividends

Write back of goodwill on disposals
Share issues

Net increase/(decrease) in shareholders' equity
Shareholders' equity:
At start of year as previously reported
Prior period adjustment - UITF 38

At end of year

UITF 38 requires shares held by ESOP Trusts to be treated as a reduction of shareholders' equity rather than as a fixed asset. In consequence the figures for Investments and shareholders' equity have been reduced by £5.4m for both 2004 and 2003.

16) Post retirement benefits

The company has adopted voluntarily the full accounting requirements of FRS17-Retirement Benefits. The FRS17 valuations of the principal pension schemes in the UK and US are summarised below:

	2004	
	UK	USA
	£m	£m
Funded pension plans-market value of assets	2,262.3	295.7
Funded pension plans surplus/(deficit)	(57.7)	(70.4)
Unfunded plans and post retirement healthcare liabilities	(46.2)	(73.0)
	(103.9)	(143.4)
Deferred tax asset	25.5	59.7
Retirement benefits - net liabilities	(78.4)	(83.7)

NOTES TO THE ACCOUNTS (unaudited) - CONTINUED

The impact of FRS17 on the profit and loss account is summarised below:

	2004		
	Funded schemes		Unfunded plans
	UK	US	UK & US
	£m	£m	£m
Service cost	31.9	12.7	2.8
Exceptional item - curtailment gain	(13.6)		
Expected return on scheme assets	(142.5)	(20.9)	
Interest on scheme liabilities	128.9	22.9	8.4
Net return	(13.6)	2.0	8.4
Total charged to profit and loss account	4.7	14.7	11.2

17) Provisions for liabilities and charges

Service guarantees and product liability
Reorganisation
Property
Litigation

--

Deferred tax

--

Total provisions for liabilities and charges

==

18) Contingent liabilities

As previously reported, John Crane, Inc. ('John Crane'), a subsidiary of the company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this "safe product" defence. In addition John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 95,000 claims over the last 25 years. John Crane is currently a defendant in cases involving approximately 180,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after losing appeals, in only 39 cases, amounting to awards of some US$26m over the 25-year period. These awards, the related interest and all material defence costs, have been met in full by insurance.

No provision relating to this litigation has been made in these accounts.

Note: As stated in note 1, the above financial statements have been prepared in accordance with the accounting policies set out in the company's accounts for the year ended 31 July 2003, apart from the adoption of UITF 38 (ESOP Trusts). They do not constitute the full financial statements within the meaning of S240 of the Companies Act 1985. Figures relating to the year ended 31 July 2003 are abridged. Full accounts for Smiths Group plc for that period have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under S237(2) or S237(3) of the Companies Act 1985.

-ends-

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	17:07 24-Sep-04
Number	3387D

smiths

24 September 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Sir Colin Chandler

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director and spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Market sale of shares

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: 8,778 shares

10 Percentage of issued class: <0.001%

11 Class of security: Ordinary shares of 25p

12 Price per share: 733.5p

13 Date of transaction: 23 September 2004

14 Date company informed: 23 September 2004

15 Total holding following this notification: Nil

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	18:26 27-Sep-04
Number	3984D

27 September 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Langston

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holdings of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of right over contingent interest to acquire shares and sale of shares. The interest arose from contractual arrangements entered into following the merger of the Company with TI Group plc in 2000.

7 Number of shares/amount of stock acquired: 125,000 shares

8 Percentage of issued class: 0.02%

9 Number of shares/amount of stock disposed: 125,000 shares

10 Percentage of issued class: 0.02%

11 Class of security: Ordinary shares of 25p

12 Price per share: 0p (acquisition price) 744.1559p (sale price)

13 Date of transaction: 27 September 2004

14 Date company informed: 27 September 2004

15 Total holding following this notification: 82,954 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holdings of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of right over contingent interest to acquire shares and sale of shares. The interest arose from contractual arrangements entered into following the merger of the Company with TI Group plc in 2000.

7 Number of shares/amount of stock acquired: 100,000 shares

8 Percentage of issued class: <0.02%

9 Number of shares/amount of stock disposed: 100,000 shares

10 Percentage of issued class: <0.02%

11 Class of security: Ordinary shares of 25p

12 Price per share: 0p (acquisition price) 744.1559p (sale price)

13 Date of transaction: 27 September 2004

14 Date company informed: 27 September 2004

15 Total holding following this notification: 70,043 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	12:35 30-Sep-04
Number	5332D

smiths

30 September 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Einar Lindh

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of share option granted under the Smiths Industries (1984) Executive Share Option Scheme and transfer of the shares to spouse.

7 Number of shares/amount of stock acquired: 8,851 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: n/a

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 451p (option exercise price)

13 Date of transaction: 30 September 2004

14 Date company informed: 30 September 2004

15 Total holding following this notification: 101,854 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	15:08 07-Oct-04
Number	8420D

smiths

07 October 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Alan Matthew Thomson

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of two options granted under the Smiths Industries Senior Executive Deferred Share Scheme

7 Number of shares/amount of stock acquired: 13,462 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 0.1p (option exercise price)

13 Date of transaction: 07 October 2004

14 Date company informed: 07 October 2004

15 Total holding following this notification: 85,476 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:42 08-Oct-04
Number	8750D

08 October 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	8,338,322
Bank of New York Nominees Limited	2,688,279
Chase Nominees Limited	22,237,279
BT Globenet Nominees Limited	590,614
Midland Bank plc	5,268,912
Bankers Trust	1,823,252
Barclays Bank	561,066
Citibank London	47,820
Nortrust Nominees Limited	5,107,705
Royal Bank of Scotland	163,012
National Westminster Bank	6,500
Citibank NA, Toronto	316,709
ROY Nominees Limited	77,500
Morgan Guaranty	31,800
Citibank	35,804
Deutsche Bank AG	177,671
Mellon Bank NA	10,500
Lloyds Bank	8,832
Deutsche Bank Mannheim	1,000
State Street Bank & Trust Co.	284,533
MSS Nominees Limited	49,200
HSBC Bank plc	336,071
Mellon Nominees (UK) Limited	1,194,057
KAS UK	6,507
RBSTB Nominees Limited	25,500
Bank One London	21,400
Brown Bros.	124,900
Northern Trust	274,780
Cede & Co	18,000
Royal Trust	13,100
HSBC, Kuala Lumpur	30,900
JP Morgan Chase Bank	203,400

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 08 October 2004 (re interests as at 06 October 2004)

12. Total holding following this notification: 50,074,925 shares

13. Total percentage holding of issued class following this notification: 8.913%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 08 October 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 7.134% of the issued share capital and are included in the overall interests notified by CGCI.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:13 11-Oct-04
Number	9357D

11 October 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliate, Capital Guardian Trust Company, in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	6,002,301
Bank of New York Nominees Limited	1,471,047
Chase Nominees Limited	18,604,657
BT Globenet Nominees Limited	574,714
Midland Bank plc	4,693,478
Bankers Trust	1,736,352
Barclays Bank	313,766
Citibank London	7,700
Nortrust Nominees Limited	4,200,265
Royal Bank of Scotland	56,912
Citibank NA, Toronto	37,480
ROY Nominees Limited	75,900
Citibank	11,100
Deutsche Bank AG	1,100
Deutsche Bank Mannheim	1,000
State Street Bank & Trust Co.	53,800
MSS Nominees Limited	47,600
HSBC Bank plc	9,800
Mellon Nominees (UK) Limited	1,165,557
RBSTB Nominees Limited	2,100
Northern Trust	33,028
Cede & Co	18,000
Royal Trust	12,300
HSBC, Kuala Lumpur	30,100
JP Morgan Chase Bank	3,800

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 11 October 2004 (re interests as at 07 October 2004)

12. Total holding following this notification: 39,163,857 shares

13. Total percentage holding of issued class following this notification: 6.97%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 11 October 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company are included in the overall interests notified by CGCI from time to time.

CGCI has disclosed interests in 49,048,625 shares (8.73% of the issued share capital), as at 07 October 2004, (including the interests of CGTC notified above).

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:49 18-Oct-04
Number	1808E

smiths

18 October 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	7,469,822
Bank of New York Nominees Limited	2,460,679
Chase Nominees Limited	19,933,160
BT Globenet Nominees Limited	511,914
Midland Bank plc	4,595,128
Bankers Trust	1,612,952
Barclays Bank	513,966
Citibank London	47,020
Nortrust Nominees Limited	4,638,705
Royal Bank of Scotland	145,812
National Westminster Bank	6,500
Citibank NA, Toronto	273,489
ROY Nominees Limited	70,300
Morgan Guaranty	31,800
Citibank	32,604
Deutsche Bank AG	177,671
Mellon Bank NA	10,500
Lloyds Bank	8,832
Deutsche Bank Mannheim	1,000
State Street Bank & Trust Co.	263,433
MSS Nominees Limited	39,600
HSBC Bank plc	322,971
Mellon Nominees (UK) Limited	1,050,757
KAS UK	6,507
RBSTB Nominees Limited	22,300
Bank One London	21,400
Brown Bros.	116,500
Northern Trust	264,880
Cede & Co	18,000
Royal Trust	11,500
HSBC, Kuala Lumpur	26,100
JP Morgan Chase Bank	196,800

Clydesdale Bank plc 11,600

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 15 October 2004 (re interests as at 14 October 2004)

12. Total holding following this notification: 44,914,202 shares

13. Total percentage holding of issued class following this notification: 7.994%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 18 October 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 6.314% of the issued share capital and are included in the overall interests notified by CGCI.

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 19-Oct-04
Number	2046E

News Release

London, 19 October 2004
For immediate release

Smiths Group acquires US aerospace company for $110 million

Smiths Group announced today that it is acquiring Integrated Aerospace Inc., a privately owned, California-based supplier of specialist landing gear systems, for $110m (£61m).

Integrated Aerospace is a leading, sole-source supplier of landing gear products for small aircraft including U.S. military helicopters, fighter aircraft, business jets and unmanned aerial vehicles (UAVs). Examples include the F/A-18 Hornet and Super Hornet and the UH-60 Black Hawk. The company is also the technology leader in external fuel tanks for fighter aircraft and helicopters.

Smiths chief executive, Keith Butler-Wheelhouse said: "This acquisition, our seventh in 2004, once again underlines Smiths' strategy of profitable growth through the acquisition of businesses with technologies and products which complement or expand our offering to the customer."

Commenting on the expansion of the business, Dr John Ferrie, group managing director of Smiths Aerospace said: "Integrated Aerospace is a strong addition to our actuation and aerial refuelling systems businesses. This acquisition now enables Smiths to provide complete landing gear systems for helicopters, business jets and the rapidly expanding market for UAVs. It also significantly expands our capability in aerial refuelling systems."

In the 12 months to September 2004, the turnover of Integrated Aerospace totalled $50m (£28m). Smiths Group is satisfying the acquisition in cash funded from the company's existing resources. The acquisition is expected to complete in November, subject to regulatory approvals.

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

Notes to editors

About Integrated Aerospace:
Integrated Aerospace is headquartered in Santa Ana, California with an additional manufacturing facility in nearby Signal Hill. The two buildings total 300,000 sq. ft. and the business has over 200 employees. It is a portfolio company of Brockway Moran and Partners, Inc..

About Smiths Aerospace:
Smiths Aerospace, a part of Smiths Group plc, is the leading transatlantic aerospace equipment company, with revenues approaching $2 billion and more than 10,000 staff split between Europe and North America. The company holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers and is world leader in digital, electrical and mechanical systems, engine components and customer services.

-Ends-

<u>**Contacts**</u>

Business & Financial Press	Caroline Harris	+44 (0)20 8457 8306
Trade & Technical Press	Jennifer Villarreal Heather Cox	+1 616 241 8643 +44 (0)771 350 5560
Investor Relations	Russell Plumley	+44 (0)20 8457 8203

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:28 25-Oct-04
Number	4340E

25 October 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliate, Capital Guardian Trust Company, in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	4,961,301
Bank of New York Nominees Limited	1,239,647
Chase Nominees Limited	16,079,916
BT Globenet Nominees Limited	478,914
Midland Bank plc	3,929,146
Bankers Trust	1,479,552
Barclays Bank	257,166
Citibank London	7,700
Nortrust Nominees Limited	3,674,357
Royal Bank of Scotland	49,512
Citibank NA, Toronto	30,980
ROY Nominees Limited	67,100
Citibank	9,500
Deutsche Bank AG	1,100
Deutsche Bank Mannheim	1,000
State Street Bank & Trust Co.	33,000
MSS Nominees Limited	36,400
HSBC Bank plc	9,800
Mellon Nominees (UK) Limited	992,757
RBSTB Nominees Limited	2,100
Northern Trust	30,628
Cede & Co	18,000
Royal Trust	9,900
HSBC, Kuala Lumpur	25,300
JP Morgan Chase Bank	3,800

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 22 October 2004 (re interests as at 20 October 2004)

12. Total holding following this notification: 33,428,576 shares

13. Total percentage holding of issued class following this notification: 5.95%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 25 October 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company are included in the overall interests notified by CGCI from time to time.

CGCI has disclosed interests in 42,410,246 shares (7.55% of the issued share capital), as at 20 October 2004, (including the interests of CGTC notified above).

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:54 27-Oct-04
Number	5338E

27 October 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by Barclays PLC of a notifiable interest through the legal entities: Barclays Global Investors Australia Ltd; Barclays Global Investors Ltd; Barclays Private Bank and Trust Ltd; Barclays Private Bank Ltd; Barclays Global Investors Japan Ltd; Barclays Global Investors, N.A.; Barclays Global Fund Advisors; Barclays Private Bank and Trust Ltd; Barclays Life Assurance Co Ltd; Barclays Capital Securities Ltd; Gerrard Ltd; Barclays Bank Trust Company Ltd; and Barclays Global Investors Japan Trust

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered holder	*Shares*
Bank of Ireland	100,846
Barclays Capital Nominees Ltd	9,345,272
Barclays Trust Co & Others	1,018
Barclays Trust Co as Exec/Adm	90
Barclays Trust Co DMC69	11,500
Barclays Trust Co E99	4,296
Barclays Trust Co R69	57,339
Chase Nominees Ltd 16376 a/c	312,002
Chase Nominees Ltd 20947 a/c	108,053
CIBC Mellon Global Securities	1,622
Clydesdale Nominees HGB0125 03102147 a/c	1,000
Investors Bank and Trust Co.	5,469,838
JP Morgan (BGI Custody) 16331 a/c	132,993
JP Morgan (BGI Custody) 16338 a/c	36,439
JP Morgan (BGI Custody) 16341 a/c	443,917
JP Morgan (BGI Custody) 16342 a/c	68,298
JP Morgan (BGI Custody) 16344 a/c	16,038
JP Morgan (BGI Custody) 16345 a/c	28,666
JP Morgan (BGI Custody) 16400 a/c	5,720,196
JP Morgan (BGI Custody) 17011 a/c	9,245
JP Morgan (BGI Custody) 18408 a/c	34,957
JPMorgan Chase Bank	812,037
Mellon Trust - Boston & SF	114,076
Mellon Trust of England	27,498
Mitsubishi Trust International	3,282
Northern Trust Bank - BGI SEPA	65,622

R C Greig Nominees Ltd BL1 a/c	276,717
R C Greig Nominees Ltd CM1 a/c	111,127
R C Greig Nominees Ltd GP1 a/c	240,911
R C Greig Nominees Ltd SA1 a/c	113,549
Reflex Nominees Ltd	870
State Street	9,505
State Street Boston	577,972
The Northern Trust Company - L	135,740
Wells Fargo Seattle - Wire Ban	10,317
Zeban Nominees Ltd	15,533

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 27 October 2004 (re interests as at 25 October 2004)

12. Total holding following this notification: 24,418,381 shares

13. Total percentage holding of issued class following this notification: 4.346%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 27 October 2004

Additional Information

END

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Information Submitted to the Regulatory News Service, London Stock Exchange, from August 1, 2003 to April 28, 2005

1. Smiths Group plc - Additional Listing, August 11, 2003.
2. Smiths Group plc - Additional Listing, August 12, 2003.
3. Smiths Group plc - Notice of Results, September 1, 2003.
4. ~~Smiths Group plc - Appointment, September 10, 2003.~~
5. Smiths Group plc –Sale of Polymer Solutions, September 22, 2003.
6. Smiths Group plc - Final Results, September 24, 2003.
7. Medisys plc – Statement re. Press Comment, September 25, 2003.
8. Smiths Group plc - Director Shareholding, September 25, 2003.
9. Medisys plc - Termination of Agreement, September 26, 2003.
10. Smiths Group plc - Holding(s) in Company, September 26, 2003.
11. Smiths Group plc - Additional Listing, September 30, 2003.
12. Smiths Group plc - Sale of Polymer to Trelleborg, October 1, 2003.
13. Smiths Group plc - Director Shareholding, October 1, 2003.
14. Smiths Group plc - Director Shareholding, October 1, 2003.
15. Smiths Group plc - F35 Joint Strike Fighter, October 6, 2003.
16. Smiths Group plc - Doc re. Annual Review 2003, October 10, 2003.
17. Smiths Group plc - Director Shareholding, October 27, 2003.
18. Smiths Group plc - Director Shareholding, October 28, 2003.
19. Smiths Group plc - Blocklisting Interim Review, November 3, 2003.
20. Smiths Group plc - Additional Listing, November 10, 2003.
21. Smiths Group plc - AGM Statement, November 11, 2003.
22. Smiths Group plc - Statement re CEO, November 11, 2003.
23. Smiths Group plc - Holding(s) in Company, November 17, 2003.
24. Smiths Group plc - Holding(s) in Company, November 26, 2003.
25. Smiths Group plc - Additional Listing, December 2, 2003.
26. Smiths Group plc - Additional Listing, December 8, 2003.
27. Smiths Group plc - Director Declaration, December 12, 2003.
28. Smiths Group plc - Holding(s) in Company, December 15, 2003.
29. Smiths Group plc - Holding(s) in Company, January 5, 2004.
30. Smiths Group plc - Holding(s) in Company, January 28, 2004.
31. Smiths Group plc - Selected for 7E7 Computing, February 10, 2004.
32. Smiths Group plc - Director Declaration, February 23, 2004.
33. Smiths Group plc - Notice of Results, February 24, 2004.
34. Medisys plc - Dispute Resolved, March 5, 2004.
35. Smiths Group plc - Interim Results, March 10, 2004.
36. Smiths Group plc - Acquisition of DGT, March 15, 2004.

37. Smiths Group plc - Director Shareholding, March 17, 2004.
38. Smiths Group plc - Directorate Change, March 31, 2004.
39. Smiths Group plc - Director Shareholding, April 8, 2004.
40. Smiths Group plc - Acquisition, April 14, 2004.
41. Smiths Group plc - Acquisition of TRAK Comms Inc, April 26, 2004.
42. Smiths Group plc - Directorate Change, April 30, 2004.
43. Smiths Group plc - Smiths Completes Acquisition, May 4, 2004.
44. Smiths Group plc - Blocklisting Interim Review, May 5, 2004.
45. Smiths Group plc - Director Shareholding, May 5, 2004.
46. Smiths Group plc - Director Shareholding, May 10, 2004.
47. Smiths Group plc - Holding(s) in Company, May 24, 2004.
48. Smiths Group plc - Directorate Change, May 25, 2004.
49. Smiths Group plc - Director Shareholding, May 26, 2004.
50. Smiths Group plc - Directorate Change, May 28, 2004.
51. Smiths Group plc - Acquisition, June 1, 2004.
52. Smiths Group plc - Acquisition, June 14, 2004.
53. Smiths Group plc - Additional Listing, June 14, 2004.
54. Smiths Group plc - Re Contract, June 16, 2004.
55. Smiths Group plc - Holding(s) in Company, June 25, 2004.
56. Smiths Group plc - Holding(s) in Company, June 29, 2004.
57. Smiths Group plc - Holding(s) in Company, June 29, 2004.
58. Smiths Group plc - Acquisition, July 1, 2004.
59. Smiths Group plc - Director Shareholding, July 7, 2004.
60. Smiths Group plc - Director Shareholding, July 19, 2004.
61. Smiths Group plc - Directors' responsibilities, July 29, 2004.
62. Smiths Group plc - Trading Statement, August 3, 2004.
63. Smiths Group plc - Additional Listing, August 4, 2004.
64. Smiths Group plc - Director Shareholding, August 4 2004.
65. Smiths Group plc - Holding(s) in Company, August 20, 2004.
66. Smiths Group plc - Notice of Results, August 25, 2004.
67. Smiths Group plc - Holding(s) in Company, September 3, 2004.
68. Smiths Group plc - Additional Listing, September 13, 2004.
69. Smiths Group plc - Directorate Change, September 21, 2004.
70. Smiths Group plc - Final Results, September 22, 2004.
71. Smiths Group plc - Director Shareholding, September 24, 2004.
72. Smiths Group plc - Director Shareholding, September 27, 2004.
73. Smiths Group plc - Director Shareholding, September 30, 2004.

74. Smiths Group plc - Director Shareholding, October 7, 2004.

75. Smiths Group plc - Holding(s) in Company, October 8, 2004.

76. Smiths Group plc - Holding(s) in Company, October 11, 2004.

77. Smiths Group plc - Holding(s) in Company, October 18, 2004.

78. Smiths Group plc - Acquisition, October 19, 2004.

79. Smiths Group plc - Holding(s) in Company, October 25, 2004.

80. Smiths Group plc - Holding(s) in Company, October 27, 2004.

81. Smiths Group plc - Holding(s) in Company, November 1, 2004.

82. Smiths Group plc - Holding(s) in Company, November 2, 2004.

83. Smiths Group plc - Blocklisting Interim Review, November 3, 2004.

84. Smiths Group plc - Holding(s) in Company, November 3, 2004.

85. Smiths Group plc - Holding(s) in Company, November 3, 2004.

86. Smiths Group plc - Holding(s) in Company, November 8, 2004.

87. Smiths Group plc - Holding(s) in Company, November 11, 2004.

88. Smiths Group plc - Holding(s) in Company, November 15, 2004.

89. Smiths Group plc - AGM Statement, November 16, 2004.

90. Smiths Group plc - Holding(s) in Company, November 17, 2004.

91. Smiths Group plc - Directorate Change, November 17, 2004.

92. Smiths Group plc - Holding(s) in Company, November 22, 2004.

93. Smiths Group plc - Acquisition, November 24, 2004.

94. Smiths Group plc - Holding(s) in Company, November 25, 2004.

95. Smiths Group plc - Holding(s) in Company, November 29, 2004.

96. Smiths Group plc - Holding(s) in Company, December 1, 2004.

97. Smiths Group plc - Acquisition, December 2, 2004.

98. Smiths Group plc - Acquisition, December 6, 2004.

99. Smiths Group plc - Holding(s) in Company, December 7, 2004.

100. Smiths Group plc - Holding(s) in Company, December 8, 2004.

101. Smiths Group plc - Director Shareholding, December 8, 2004.

102. Smiths Group plc - Director Shareholding, December 22, 2004.

103. Office of Fair Trade - Prior Notice of Merger, December 13, 2004.

104. Smiths Group plc - Holding(s) in Company, December 23, 2004.

105. Office of Fair Trade - Merger Update, January 4, 2005.

106. Smiths Group plc - Holding(s) in Company, January 7, 2005.

107. Smiths Group plc - Director Shareholding, January 12, 2005.

108. Smiths Group plc - Additional Listing, January 19, 2005.

109. Smiths Group plc - Directorate Change, January 21, 2005.

110. Smiths Group plc - Additional Listing, January 21, 2005.

Information Submitted to the Regulatory News Service, London Stock Exchange, from August 1, 2003 to April 28, 2005

111. Office of Fair Trade - Merger Update, January 26, 2005.
112. Smiths Group plc - Director Shareholding, January 27, 2005.
113. Smiths Group plc - Director Shareholding, January 27, 2005.
114. Smiths Group plc - Trading Statement, January 28, 2005.
115. Smiths Group plc - Notice of Results, February 15, 2005.
116. Smiths Group plc - Acquisition, February 16, 2005.
117. Smiths Group plc - Additional Listing, March 11, 2005.
118. Smiths Group plc - Holding(s) in Company, March 11, 2005.
119. Smiths Group plc - Additional Listing, March 14, 2005.
120. Smiths Group plc - Interim Results, March 16, 2005.
121. Smiths Group plc - Acquisition, March 16, 2005.
122. Smiths Group plc - Holding(s) in Company, March 18, 2005.
123. Smiths Group plc - Acquisition, March 21, 2005.
124. Smiths Group plc - Director Shareholding, March 22, 2005.
125. Smiths Group plc - Holding(s) in Company, March 31, 2005.
126. Smiths Group plc - Doc re. Interim Report, April 5, 2005.
127. Smiths Group plc - Director Shareholding, April 8, 2005.
128. Smiths Group plc - Additional Listing, April 25, 2005.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	16:30 01-Nov-04
Number	7184E

01 November 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by Barclays PLC that it no longer has a notifiable interest in the Company's shares

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 01 November 2004 (re interests as at 27 October 2004)

12. Total holding following this notification: Not disclosed

13. Total percentage holding of issued class following this notification: Not disclosed

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 01 November 2004

Additional Information

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:53 02-Nov-04
Number	7626E

02 November 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	6,412,922
Bank of New York Nominees Limited	2,115,729
Chase Nominees Limited	16,353,034
BT Globenet Nominees Limited	435,414
Midland Bank plc	4,021,480
Bankers Trust	1,409,952
Barclays Bank	468,966
Citibank London	42,300
Nortrust Nominees Limited	4,272,097
Royal Bank of Scotland	132,412
National Westminster Bank	6,500
Citibank NA, Toronto	242,131
ROY Nominees Limited	64,700
Morgan Guaranty	31,800
Citibank	27,104
Deutsche Bank AG	175,271
Mellon Bank NA	10,500
Lloyds Bank	8,832
Deutsche Bank Mannheim	1,000
State Street Bank & Trust Co.	249,533
MSS Nominees Limited	34,800
HSBC Bank plc	306,371
Mellon Nominees (UK) Limited	916,757
KAS UK	6,507
RBSTB Nominees Limited	19,900
Bank One London	21,400
Brown Bros.	107,800
Northern Trust	254,680
Cede & Co	14,400
Royal Trust	9,100
HSBC, Kuala Lumpur	23,700
JP Morgan Chase Bank	189,400

Clydesdale Bank plc 11,600

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 02 November 2004 (re interests as at 29 October 2004)

12. Total holding following this notification: 38,398,092 shares

13. Total percentage holding of issued class following this notification: 6.834%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 02 November 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 30,004,272 shares (5.340% of the issued share capital) and are included in the overall interests notified by CGCI and detailed above.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Blocklisting Interim Review
Released	07:00 03-Nov-04
Number	7851E

02 November 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Smiths Group plc

2. Names of schemes:

Smiths Industries 1982 SAYE Share Option Scheme

Smiths Industries (1984) Executive Share Option Scheme

Smiths Industries Overseas Executive Share Option Scheme

Smiths Industries 1995 Executive Share Option Scheme

Issues pursuant to merger with TI Group plc following exercise of TI Group share options

TI Group 1990 Executive Share Option Scheme

TI Group 1999 Executive Share Option Scheme

TI Group 1981 Savings Related Share Option Scheme

TI Group 1994 Savings Related Share Option Scheme

3. Period of return: From 01.05.2004 to 30.10.2004

4. Number and class of shares (amount of stock/debt security) not issued under scheme at end of last period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	108977
Smiths Industries (1984) Executive Share Option Scheme	48402
Smiths Industries Overseas Executive Share Option Scheme	123996
Smiths Industries 1995 Executive Share Option Scheme	255433
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	301265
TI Group 1990 Executive Share Option Scheme	83553
TI Group 1999 Executive Share Option Scheme	165090

TI Group 1981 Savings Related Share Option Scheme	207513
TI Group 1994 Savings Related Share Option Scheme	182194

5. Number of shares issued/allotted under scheme during period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	593956
Smiths Industries (1984) Executive Share Option Scheme	27244
Smiths Industries Overseas Executive Share Option Scheme	26869
Smiths Industries 1995 Executive Share Option Scheme	8033
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	0
TI Group 1990 Executive Share Option Scheme	0
TI Group 1999 Executive Share Option Scheme	64432
TI Group 1981 Savings Related Share Option Scheme	0
TI Group 1994 Savings Related Share Option Scheme	4386

6. Balance under scheme not yet issued/allotted at end of period:

Scheme	*Ordinary shares*
Smiths Industries 1982 SAYE Share Option Scheme	265021
Smiths Industries (1984) Executive Share Option Scheme	21158
Smiths Industries Overseas Executive Share Option Scheme	97127
Smiths Industries 1995 Executive Share Option Scheme	247400
Issues pursuant to merger with TI Group plc following exercise of TI Group share options	301265
TI Group 1990 Executive Share Option Scheme	83553
TI Group 1999 Executive Share Option Scheme	100658
TI Group 1981 Savings Related Share Option Scheme	207513
TI Group 1994 Savings Related Share Option Scheme	177808

7. Number and class of share(amount of stock/debt securities)originally listed and the date of admission:

Scheme		*Ordinary Shares*	*Date of Admission*
Smiths Industries 1982 SAYE Share Option Scheme		229000	12/06/2001
	and	240000	10/07/2001
	and	265000	22/08/2001

	and	600000	19/04/2002
	and	277392	19/08/2002
	and	285306	23/06/2003
	and	273037	10/07/2003
	and	282087	12/08/2003
	and	250000	14/06/2004
	and	250000	05/08/2004
	and	250000	13/09/2004
Smiths Industries (1984) Executive Share Option Scheme		None since 1999	
Smiths Industries Overseas Executive Share Option Scheme		None since 1992	
Smiths Industries 1995 Executive Share Option Scheme		None since 1999	
Issues pursuant to merger with TI Group plc following exercise of TI Group share options		243000	01/05/2001
	and	237000	08/05/2001
	and	238000	11/05/2001
	and	242500	16/05/2001
TI Group 1990 Executive Share Option Scheme		238000	21/05/2001
TI Group 1999 Executive Share Option Scheme		244000	22/05/2001
	and	238000	31/05/2001
	and	610000	05/04/2002
	and	600000	17/04/2002
	and	273224	11/07/2003
	and	283889	13/08/2003
	and	284697	11/11/2003
	and	300300	02/12/2003
	and	301204	09/12/2003
TI Group 1981 Savings Related Share Option Scheme		241500	24/05/2001
TI Group 1994 Savings Related Share Option Scheme		242700	23/05/2001
	and	296956	01/10/2003

Total number of shares in issue at the end of the period: 561872174 ordinary shares

Contact for queries:

Name: Neil Burdett
Address: Smiths Group plc, 765 Finchley Road, London NW11 8DS

Telephone: 020 8457 8229

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:36 03-Nov-04
Number	8095E

03 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Cater Allen International Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Cater Allen International Limited

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 03 November 2004

12. Total holding following this notification: 22,324,571 shares (as at 02 November 2004)

13. Total percentage holding of issued class following this notification: 3.97%

14. Any additional information : The holding has arisen as a result of a securities financing position by a principal member of the London Stock Exchange

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 03 November 2004

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:42 03-Nov-04
Number	8101E

03 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Janus Capital Management LLC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Janus Capital Management LLC re shares held on behalf of investment clients, including Janus Investment Fund

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Not disclosed

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 03 November 2004

12. Total holding following this notification: 28,348,962 shares (as at close on 28 October 2004)

13. Total percentage holding of issued class following this notification: 5.05%

14. Any additional information : see below

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 03 November 2004

Additional information :

Janus Capital Management LLC has advised that of the 5.05% of the Company's issued share capital in which it has a disclosable interest, shares equivalent to 3.69% of the issued share capital are held on behalf of Janus Investment Fund.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	07:00 08-Nov-04
Number	9493E

smiths

05 November 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliate, Capital Guardian Trust Company, in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	4,341,501
Bank of New York Nominees Limited	1,033,247
Chase Nominees Limited	13,016,136
BT Globenet Nominees Limited	400,614
Midland Bank plc	3,359,446
Bankers Trust	1,277,152
Barclays Bank	215,266
Citibank London	6,900
Nortrust Nominees Limited	3,259,857
Royal Bank of Scotland	46,512
Citibank NA, Toronto	27,780
ROY Nominees Limited	63,100
Citibank	7,900
Deutsche Bank AG	200
Deutsche Bank Mannheim	1,000
State Street Bank & Trust Co.	24,900
MSS Nominees Limited	31,600
HSBC Bank plc	8,100
Mellon Nominees (UK) Limited	862,857
RBSTB Nominees Limited	2,100
Northern Trust	24,428
Cede & Co	8,500
Royal Trust	8,300
HSBC, Kuala Lumpur	22,100
JP Morgan Chase Bank	3,800

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 05 November 2004 (re interests as at 04 November 2004)

12. Total holding following this notification: 28,053,296 shares

13. Total percentage holding of issued class following this notification: 4.99%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 05 November 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company are included in the overall interests notified by CGCI from time to time.

CGCI has disclosed interests in 35,666,366 shares (6.35% of the issued share capital), as at 04 November 2004, (including the interests of CGTC notified above).

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:30 11-Nov-04
Number	1328F

11 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Cater Allen International Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Cater Allen International Limited

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 11 November 2004

12. Total holding following this notification: 22,930,571 shares (as at 10 November 2004)

13. Total percentage holding of issued class following this notification: 4.08%

14. Any additional information : The holding has arisen as a result of a securities financing position by a principal member of the London Stock Exchange

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 11 November 2004

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:48 15-Nov-04
Number	2398F

15 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Cater Allen International Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Cater Allen International Limited

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 15 November 2004

12. Total holding following this notification: 22,348,871 shares (as at 12 November 2004)

13. Total percentage holding of issued class following this notification: 3.98%

14. Any additional information : The holding has arisen as a result of a securities financing position by a principal member of the London Stock Exchange

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 15 November 2004

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Company	Smiths Group PLC
TIDM	SMIN
Headline	AGM Statement
Released	14:37 16-Nov-04
Number	2918F

smiths

Annual General Meeting of Smiths Group plc

Chairman's statement on the current outlook

Speaking at the Annual General Meeting of Smiths Group held at 2.30pm at 60 Victoria Embankment, London EC4, Donald Brydon, Chairman of the company said:

"In September, when we announced the Preliminary Results for the 2004 financial year, we indicated that Smiths' business environment appeared more positive than it had been for some years. A generally better outlook across our market sectors, the steps taken to improve efficiency and the benefit from recent acquisitions all enhanced the prospects for profitable growth in 2005.

"Now, three months into this year, the company can reaffirm that the momentum is being sustained. As anticipated, demand across all our markets is higher than a year ago; last year's acquisitions are performing well and one more has recently been announced; and, despite the translation effect of the dollar's continued decline, sales and profits are ahead of this time last year. In conclusion, we remain confident that Smiths is on track to deliver an improved performance."

-ends-

Enquiries:

Media: Caroline Harris 020 8457 8403
e-mail: caroline.harris@smiths-group.com

Investors: Russell Plumley 020 8457 8203
e-mail: russell.plumley@smiths-group.com

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	11:53 17-Nov-04
Number	3336F

17 November 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	5,594,322
Bank of New York Nominees Limited	1,849,812
Chase Nominees Limited	13,585,474
BT Globenet Nominees Limited	384,514
Midland Bank plc	3,538,166
Bankers Trust	1,231,072
Barclays Bank	301,966
Citibank London	33,100
Nortrust Nominees Limited	3,586,575
Royal Bank of Scotland	121,712
National Westminster Bank	6,500
Citibank NA, Toronto	198,731
ROY Nominees Limited	61,700
Morgan Guaranty	30,800
Citibank	21,204
Deutsche Bank AG	169,771
Mellon Bank NA	10,500
Lloyds Bank	8,732
State Street Bank & Trust Co.	184,733
MSS Nominees Limited	30,900
HSBC Bank plc	292,171
Mellon Nominees (UK) Limited	805,157
KAS UK	6,407
RBSTB Nominees Limited	18,400
Bank One London	21,400
Brown Bros.	248,000
Northern Trust	277,289
Cede & Co	5,400
Royal Trust	8,300
HSBC, Kuala Lumpur	20,600
JP Morgan Chase Bank	880,828
Sumitomo Trust & Banking	18,600

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 16 November 2004 (re interests as at 12 November 2004)

12. Total holding following this notification: 33,552,836 shares

13. Total percentage holding of issued class following this notification: 5.97%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 17 November 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 26,340,025 shares (4.69% of the issued share capital) and are included in the overall interests notified by CGCI and detailed above.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	11:54 17-Nov-04
Number	3339F

Sir Colin Chandler retired as a director of the Company at the conclusion of the Annual General Meeting held on 16 November 2004.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:20 22-Nov-04
Number	4891F

22 November 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by Barclays PLC of a notifiable interest through the legal entities: Barclays Global Investors Australia Ltd; Barclays Global Investors Ltd; Barclays Private Bank and Trust Ltd; Barclays Private Bank Ltd; Barclays Global Investors Japan Ltd; Barclays Global Investors, N.A.; Barclays Global Fund Advisors; Barclays Private Bank and Trust Ltd; Barclays Life Assurance Co Ltd; Gerrard Ltd; Barclays Bank Trust Company Ltd; and Barclays Global Investors Japan Trust

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered holder	*Shares*
Bank of Ireland	100,846
Barclays Trust Co & Others	1,018
Barclays Trust Co as Exec/Adm	124
Barclays Trust Co DMC69	11,500
Barclays Trust Co E99	3,530
Barclays Trust Co R69	56,873
Chase Nominees Ltd 16376 a/c	312,002
Chase Nominees Ltd 20947 a/c	1,960,179
CIBC Mellon Global Securities	1,622
Clydesdale Nominees HGB0125 03102147 a/c	1,000
Investors Bank and Trust Co.	5,779,855
JP Morgan (BGI Custody) 16331 a/c	190,325
JP Morgan (BGI Custody) 16338 a/c	36,439
JP Morgan (BGI Custody) 16341 a/c	377,449
JP Morgan (BGI Custody) 16342 a/c	68,298
JP Morgan (BGI Custody) 16344 a/c	26,164
JP Morgan (BGI Custody) 16345 a/c	44,459
JP Morgan (BGI Custody) 16400 a/c	5,726,850
JP Morgan (BGI Custody) 17011 a/c	9,245
JP Morgan (BGI Custody) 18408 a/c	34,957
JPMorgan Chase Bank	736,341
Mellon Trust - Boston & SF	114,776
Mellon Trust of New England	34,453
Mitsubishi Trust International	3,282
Northern Trust Bank - BGI SEPA	83,534
R C Greig Nominees Ltd BL1 a/c	271,365

R C Greig Nominees Ltd CM1 a/c	110,333
R C Greig Nominees Ltd GP1 a/c	236,026
R C Greig Nominees Ltd SA1 a/c	112,104
Reflex Nominees Ltd	1,027
State Street	9,505
State Street Boston	544,855
Sumitomo TB	642
The Bank of New York	4,773
The Northern Trust Company - L	135,740
Wells Fargo Seattle - Wire Ban	11,068
Zeban Nominees Ltd	14,683

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 22 November 2004 (re interests as at 16 November 2004)

12. Total holding following this notification: 17,167,242 shares

13. Total percentage holding of issued class following this notification: 3.06%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 22 November 2004

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:06 24-Nov-04
Number	5568F

smiths

News Release

London, 24 November 2004
For immediate release

Smiths Group completes acquisition of U.S. aerospace company for $110 million

Smiths Group today announced the completion of the acquisition of Integrated Aerospace Inc., a privately owned, California-based supplier of specialist landing gear systems, as earlier disclosed, for $110m (£61m). This follows approval from the U.S. regulatory authorities. Smiths Group is satisfying the acquisition in cash funded from the company's existing resources.

Integrated Aerospace is a leading, sole-source supplier of landing gear products for small aircraft including U.S. military helicopters, fighter aircraft, business jets and unmanned aerial vehicles (UAVs). Examples include the F/A-18 Hornet and Super Hornet and the UH-60 Black Hawk. The company is also the technology leader in external fuel tanks for fighter aircraft and helicopters.

Smiths chief executive, Keith Butler-Wheelhouse said: *"This acquisition, our seventh in 2004, once again underlines Smiths' strategy of profitable growth through the acquisition of businesses with technologies and products which complement or expand our offering to the customer."*

Smiths Group designs and manufactures safety critical systems and products, and has market leading positions in aerospace systems, detection systems, medical devices, mechanical seals, and interconnect products.
For further information, visit www.smiths-group.com

– Ends –

Contacts

Business & Financial Press	Caroline Harris	+44 (0)20 8457 8306
Investor Relations	Russell Plumley	+44 (0)20 8457 8203

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:35 25-Nov-04
Number	6396F

smiths

25 November 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliate, Capital Guardian Trust Company, in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	3,535,919
Bank of New York Nominees Limited	824,547
Chase Nominees Limited	9,779,741
BT Globenet Nominees Limited	327,914
Midland Bank plc	2,536,692
Bankers Trust	982,918
Barclays Bank	150,766
Citibank London	6,900
Nortrust Nominees Limited	2,430,653
Royal Bank of Scotland	38,412
Citibank NA, Toronto	23,080
ROY Nominees Limited	58,400
Citibank	3,300
State Street Bank & Trust Co.	2,700
MSS Nominees Limited	20,200
HSBC Bank plc	7,000
Mellon Nominees (UK) Limited	622,928
RBSTB Nominees Limited	2,100
Northern Trust	20,328
Cede & Co	5,400
Royal Trust	3,400
HSBC, Kuala Lumpur	15,000
JP Morgan Chase Bank	591,728

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 25 November 2004 (re interests as at 23 November 2004)

12. Total holding following this notification: 21,990,026 shares

13. Total percentage holding of issued class following this notification: 3.91%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 25 November 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company are included in the overall interests notified by CGCI from time to time.

CGCI has disclosed interests in 28,896,000 shares (5.14% of the issued share capital), as at 23 November 2004, (including the interests of CGTC notified above).

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	07:00 29-Nov-04
Number	7339F

smiths

26 November 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	4,753,640
Bank of New York Nominees Limited	1,644,975
Chase Nominees Limited	10,988,292
BT Globenet Nominees Limited	304,914
Midland Bank plc	2,738,226
Bankers Trust	955,518
Barclays Bank	215,466
Citibank London	27,700
Nortrust Nominees Limited	3,050,451
Royal Bank of Scotland	111,212
Citibank NA, Toronto	193,231
ROY Nominees Limited	57,100
Morgan Guaranty	27,600
Citibank	13,804
Deutsche Bank AG	139,371
Mellon Bank NA	10,500
Lloyds Bank	7,832
State Street Bank & Trust Co.	168,333
MSS Nominees Limited	18,800
HSBC Bank plc	260,171
Mellon Nominees (UK) Limited	541,828
KAS UK	5,707
RBSTB Nominees Limited	18,400
Bank One London	19,200
Brown Bros.	104,000
Northern Trust	255,589
Cede & Co	5,400
Royal Trust	500
HSBC, Kuala Lumpur	12,500
JP Morgan Chase Bank	734,228
Sumitomo Trust & Banking	17,600

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 26 November 2004 (re interests as at 25 November 2004)

12. Total holding following this notification: 27,402,088 shares

13. Total percentage holding of issued class following this notification: 4.876%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 26 November 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 20,503,414 shares (3.65% of the issued share capital) and are included in the overall interests notified by CGCI and detailed above.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	13:58 01-Dec-04
Number	8788F

1 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc
2. Name of shareholder having a major interest: Cater Allen International Limited (no longer has a reportable interest)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Shareholder named above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : Not specified
5. Number of shares / amount of stock acquired: Not disclosed
6. Percentage of issued class: N/A
7. Number of shares / amount of stock disposed: Not disclosed
8. Percentage of issued class: N/A
9. Class of security: Ordinary shares of 25p
10. Date of transaction: Not disclosed
11. Date company informed: 1 December 2004
12. Total holding following this notification: Disclosed as not reportable
13. Total percentage holding of issued class following this notification: N/A
14. Any additional information

    Cater Allen International Limited has disclosed that it no longer has a reportable interest in the Company's shares.

15. Name of contact and telephone number for queries: Guy Norris, 020 8457 8326
16. Name and signature of authorised company official responsible for making this notification: Guy Norris
17. Date of notification: 1 December 2004

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 02-Dec-04
Number	9042F

News Release

London, 2 December 2004
For immediate release

Smiths Strengthens its Presence in China with the Acquisition of a Leading Chinese Mechanical Seals Business

Smiths Group today announced that its Specialty Engineering business, John Crane, the international leader in modern sealing technology, has acquired Chinese-based Tianjin Timing Seals Co Ltd and associated technology for a consideration of £2.5m in cash. The company, which will be known as John Crane Timing, is a leading provider of gas sealing products for industrial turbo-machinery applications in China.

This acquisition underscores Smiths' strategy to invest in China. In April, Smiths Aerospace opened a facility in Suzhou, Jiang Su province, to manufacture aircraft engine and airframe components. Other Smiths activities in China include Polyphaser, Shanghai, which is part of Smiths Interconnect, and an existing John Crane joint venture in Tianjin.

John Langston, Group managing director, Smiths' Specialty Engineering division, said "This acquisition combines John Crane Timing's proprietary technology and capability with the resources of the John Crane organisation to offer the very latest sealing solutions for major industries in China and internationally".

Smiths Group designs and manufactures safety critical systems and products and has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals and interconnect products.
For further information, visit www.smiths-group.com

– Ends –

Contacts

Media Caroline Harris +44 (0)20 8457 8306

Investor Relations Russell Plumley +44 (0)20 8457 8203

Notes to editors:

John Crane, part of the Specialty Engineering division of Smiths Group, is the acknowledged technology leader and the world's largest manufacturer of Mechanical Seals and associated products. With a workforce of over 6000 people in 47 countries, it provides an unrivalled global presence combined with personalised local service and support.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 06-Dec-04
Number	0346G

smiths

$925 million acquisition moves Smiths into medical devices big league

- Smiths will pay 9.3 times 2004 EV/EBITDA for privately-held Medex, Inc
- Will increase Smiths Medical's sales by a third and profits by nearly a half
- Will give Smiths a leading position in anaesthesia and safety devices
- Significant opportunities for revenue and cost synergies
- Immediately earnings enhancing, will exceed WACC in 2nd full year

Smiths Group announced today that it has agreed to acquire the privately-held US medical device company, Medex, Inc, in a transaction which will greatly enhance the presence of Smiths Medical in the US and international markets for devices used in critical care.

Commenting on the acquisition of Medex, Keith Butler-Wheelhouse, chief executive of Smiths said: "Medex is a first rate company, is an excellent strategic fit and we have secured it at a good price. This transaction is a significant step in the continuing evolution of Smiths, and moves us into the medical devices big league."

Smiths will pay the current owners of Medex $625m in cash for the company's equity, subject to any closing adjustment, and will assume some $300m of net debt. One Equity Partners, an affiliate of JP Morgan Chase & Co, owns 83.2% of the company, with the remainder held by management and employees. The acquisition will be funded from a combination of Smiths' existing cash resources and additional US dollar borrowings. The addition of Medex will be earnings enhancing from the outset. Completion, expected in the New Year, is subject to regulatory approval.

Medex is a leading supplier of infusion equipment used in critical care, specialising in intravenous infusion catheters which prevent needle-stick injuries. Its products are highly complementary with the Smiths Medical range, selling to the same customer base in hospitals and other healthcare locations. In a full year, the addition of Medex will increase the sales of Smiths Medical by around a third and profits by almost a half.

For the 12 months to 31 December 2004, Medex is expected to achieve sales of $330m, underlying operating profit of $75m and EBITDA of $100m. For the 9 months to September, Medex reported underlying operating profit of $59m and pre-tax profit of $39m. The company was formed through an MBO by its current management team in February 2001 from Saint Gobain Performance Plastics Corp. It subsequently acquired Inhalation Plastics, Inc in May 2002 and the vascular access business of Ethicon Endo-Surgery ("Jelco") from Johnson & Johnson in May 2003. The reported audited loss

before tax for the year ended December 2003 was $7m and net assets at that date were $91m. Smiths does not believe this reflected the underlying performance of Medex, as it included only a 7 month contribution from Jelco and it was also depressed by a number of non-recurring charges, including $18m relating to one-off acquisition costs. The businesses have, on a pro forma basis, delivered strong underlying sales growth and cash generation over the past three years.

Commenting on the benefit of bringing Medex into Smiths Medical, Lawrence Kinet, board member for the division said: "This is a great opportunity for Smiths Medical. Annual sales will be approaching $1.25 billion, and we become more competitive by offering a wider range of products. We'll have a greater presence in critical care, especially in safety devices, and we can use our global network to take the Medex range into new markets where we know there is strong demand."

Headquartered in Carlsbad, California, Medex employs some 2,000 people, including 1,100 in the US. The US operations are located in Ohio, Illinois, Connecticut and Georgia, with additional plants in Mexico, Germany, Italy and the UK. The senior management team, led by Dominick Arena, president & chief executive officer, have initially agreed to remain in place for at least one year following completion. Integration teams will deliver sales, operational and administration synergies quickly, once Medex becomes part of Smiths Group.

Two thirds of Medex's sales are of intravenous catheters, and its products are recognised as among the market leaders. The range incorporates devices which help prevent accidental injuries caused by "sharps" which remain exposed after use. These Medex products are aligned in the market with the Smiths Needle-Pro range of safety devices. Other product lines include pre-packaged trays of single-use products for catheterisation procedures, similar to Smiths' kits for anaesthesia applications. Medex also makes advanced syringe pumps which incorporate medication error detection, while Smiths is the leading supplier of ambulatory infusion pumps in the worldwide market.

Through this transaction, Smiths expects to generate significant additional sales of both Smiths Medical and Medex products. The Medex products will increase Smiths' presence at a number of important customer call points, especially infection control departments, intensive care units and respiratory departments. Geographically, two thirds of Medex's sales are made in North America and, while the company has already successfully established a presence in Europe, there is considerable opportunity to take its products more widely into world markets through Smiths Medical International.

Smiths Group was advised by Morgan Stanley. Banc of America Securities LLC acted as lead financial advisor to Medex and One Equity Partners, and Credit Suisse First Boston LLC and Lehman Brothers, Inc were co-advisors in this transaction.

Smiths Medical is a leading supplier of devices used during critical and intensive care, surgery, post-operative care during recovery, and in a series of high-end home infusion therapies. For the year ended 31 July 2004 Smiths Medical had sales of £488m ($853m).

Smiths Group offers advanced technology solutions in aerospace, detection, medical and specialty engineering sectors. Listed on the London Stock Exchange, the company recorded sales of £2.7 billion ($4.7 billion) and pre-tax profit on ordinary activities of £350m ($613m) for the year ended 31 July 2004. Close to 60% of operating income originates from the United States, where 13,000 of the company's total 27,000 people are employed.

An interview with Keith Butler-Wheelhouse, chief executive of Smiths Group is available in video, audio and text on www.smiths-group.com and on www.cantos.com.

There will be a conference call for investors at 11.00am UK time today, Monday, 6 December. To take part, in the UK, telephone 020 7019 0810. From overseas, telephone +44 (0) 20 7019 0810. The passcode is "Medex". The call will be archived on +44 (0) 20 7970 4957.

-ends-

Enquiries:

Media: Caroline Harris 020 8457 8403
e-mail: caroline.harris@smiths-group.com

Investors: Russell Plumley 020 8457 820
e-mail: russell.plumley@smiths-group.com

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	11:19 07-Dec-04
Number	1036G

07 December 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	3,893,140
Bank of New York Nominees Limited	1,432,475
Chase Nominees Limited	9,068,224
BT Globenet Nominees Limited	254,114
Midland Bank plc	2,344,148
Bankers Trust	725,558
Barclays Bank	134,566
Citibank London	27,700
Nortrust Nominees Limited	2,537,351
Royal Bank of Scotland	55,812
Citibank NA, Toronto	189,431
ROY Nominees Limited	53,900
Morgan Guaranty	16,400
Citibank	13,304
Deutsche Bank AG	82,171
Mellon Bank NA	10,500
Lloyds Bank	4,632
State Street Bank & Trust Co.	154,533
MSS Nominees Limited	15,400
HSBC Bank plc	138,971
Mellon Nominees (UK) Limited	419,428
KAS UK	3,407
RBSTB Nominees Limited	18,400
Bank One London	11,500
Brown Bros.	52,300
Northern Trust	168,080
Cede & Co	5,400
HSBC, Kuala Lumpur	7,100
JP Morgan Chase Bank	545,928
Sumitomo Trust & Banking	8,800

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 07 December 2004 (re interests as at 03 December 2004)

12. Total holding following this notification: 22,392,673 shares

13. Total percentage holding of issued class following this notification: 3.985%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 07 December 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 17,068,608 shares (3.037% of the issued share capital) and are included in the overall interests notified by CGCI and detailed above.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	16:50 08-Dec-04
Number	1857G

smiths

08 December 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Keith Oliver Butler-Wheelhouse

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

(i) Market purchase of shares, (ii) market sale of shares, (iii) exercise of option under the Smiths Industries Senior Executive Deferred Share Scheme ("DSS"), (iv) grant of option under DSS and (v) award under the Smiths Group Performance Share Plan ("PSP").

7 Number of shares/amount of stock acquired: 97,745 shares

8 Percentage of issued class: <0.02%

9 Number of shares/amount of stock disposed: 15,890 shares

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 58,987 shares @ 784.1712p (market purchase), 15,890 shares @ 784.1712p (market sale) and 38,758 shares @ 0.1p (exercise of DSS option).

13 Date of transactions: 07 December 2004

14 Date company informed: 07 December 2004

15 Total holding following this notification: 294,540 shares

16 Total percentage holding of issued class following this notification: 0.05%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 07 December 2004 (for both option under DSS and award under PSP).

18 Period during which or date on which exercisable: 07/12/2007 to 07/11/2011 (for DSS) and 07/12/2007 (for PSP).

19 Total amount paid (if any) for grant of the option (under DSS) and award under (PSP) : Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 58,987 (under DSS) and a maximum of 151,119 (under PSP).

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p (for option under DSS) and Nil (for award under PSP).

22 Total number of shares or debentures over which options and awards held following this notification: 1,305,057 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information : The number of shares represented by the award under the PSP is the maximum available in 2007 on satisfaction of the applicable performance tests in full.

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Ferrie

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

(i) Market purchase of shares, (ii) market sale of shares, (iii) exercise of option under the Smiths Industries Senior Executive Deferred Share Scheme ("DSS"), (iv) grant of option under DSS and (v) award under the Smiths Group Performance Share Plan ("PSP").

7 Number of shares/amount of stock acquired: 49,290 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: 9,199 shares

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 26,852 shares @ 784.1712p (market purchase), 9,199 shares @ 784.1712p (market sale) and 22,438 shares @ 0.1p (exercise of DSS option).

13 Date of transactions: 07 December 2004

14 Date company informed: 07 December 2004

15 Total holding following this notification: 92,030 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 07 December 2004 (for both option under DSS and award under PSP).

18 Period during which or date on which exercisable:07/12/2007 to 07/11/2011 (for DSS) and 07/12/2007 (for PSP).

19 Total amount paid (if any) for grant of the option (under DSS) and award under (PSP) : Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 26,852 (under DSS) and a maximum of 72,989 (under PSP).

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p (for option under DSS) and Nil (for award under PSP).

22 Total number of shares or debentures over which options and awards held following this notification: 559,040 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information : The number of shares represented by the award under the PSP is the maximum available in 2007 on satisfaction of the applicable performance tests in full.

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Lawrence Henry Neil Kinet

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

(i) Market purchase of shares, (ii) Grant of option under the Smiths Industries Senior Executive Deferred Share Scheme ("DSS") and (iii) award under the Smiths Group Performance Share Plan ("PSP").

7 Number of shares/amount of stock acquired: 12,657shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: n/a

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 784.1712p

13 Date of transaction: 07 December 2004

14 Date company informed: 07 December 2004

15 Total holding following this notification: 24,218 shares

16 Total percentage holding of issued class following this notification: <0.01%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 07 December 2004 (for both option under DSS and award under PSP).

18 Period during which or date on which exercisable:07/12/2007 to 07/11/2011 (for DSS) and 07/12/2007 (for PSP).

19 Total amount paid (if any) for grant of the option (under DSS) and award under (PSP) : Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 12,657 (under DSS) and a maximum of 66,821 (under PSP).

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p (for option under DSS) and Nil (for award under PSP).

22 Total number of shares or debentures over which options and awards held following this notification: 503,405 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information : The number of shares represented by the award under the PSP is the maximum available in 2007 on satisfaction of the applicable performance tests in full.

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Langston

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

(i) Market purchase of shares, (ii) market sale of shares, (iii) grant of option under the Smiths Industries Senior Executive Deferred Share Scheme ("DSS") and (iv) award under the Smiths Group Performance Share Plan ("PSP").

7 Number of shares/amount of stock acquired: 17,922 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: 14,922 shares

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 17,922 shares @ 784.1712p (market purchase) and 14,922 shares @ 784.1712p (market sale).

13 Date of transactions: 07 December 2004

14 Date company informed: 07 December 2004

15 Total holding following this notification: 85,954 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 07 December 2004 (for both option under DSS and award under PSP).

18 Period during which or date on which exercisable: 07/12/2007 to 07/11/2011 (for DSS) and 07/12/2007 (for PSP).

19 Total amount paid (if any) for grant of the option (under DSS) and award under (PSP) : Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 17,922 (under DSS) and a maximum of 66,821 (under PSP).

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p (for option under DSS) and Nil (for award under PSP).

22 Total number of shares or debentures over which options and awards held following this notification: 795,166 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information : The number of shares represented by the award under the PSP is the maximum available in 2007 on satisfaction of the applicable performance tests in full.

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

(i) Market purchase of shares, (ii) market sale of shares, (iii) exercise of option under the Smiths Industries Senior Executive Deferred Share Scheme ("DSS"), (iv) grant of option under DSS and (v) award under the Smiths Group Performance Share Plan ("PSP").

7 Number of shares/amount of stock acquired: 42,447 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: 22,432 shares

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 21,750 shares @ 784.1712p (market purchase), 22,432 shares @ 784.1712p (market sale) and 20,697 shares @ 0.1p (exercise of DSS option).

13 Date of transactions: 07 December 2004

14 Date company informed: 07 December 2004

15 Total holding following this notification: 90,058 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 07 December 2004 (for both option under DSS and award under PSP).

18 Period during which or date on which exercisable: 07/12/2007 to 07/11/2011 (for DSS) and 07/12/2007 (for PSP).

19 Total amount paid (if any) for grant of the option (under DSS) and award under (PSP) : Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 21,750 (under DSS) and a maximum of 63,737 (under PSP).

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p (for option under DSS) and Nil (for award under PSP).

22 Total number of shares or debentures over which options and awards held following this notification: 819,089 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information : The number of shares represented by the award under the PSP is the maximum available in 2007 on satisfaction of the applicable performance tests in full.

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Einar Lindh

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

(i) Market purchase of shares and (ii) grant of option under the Smiths Industries Senior Executive Deferred Share Scheme.

7 Number of shares/amount of stock acquired: 6,609 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: n/a

10 Percentage of issued class: n/a

11 Class of security: Ordinary shares of 25p

12 Price per share: 784.1712p

13 Date of transactions: 07 December 2004

14 Date company informed: 07 December 2004

15 Total holding following this notification: 108,463 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 07 December 2004

18 Period during which or date on which exercisable: 07/12/2007 to 07/11/2011.

19 Total amount paid (if any) for grant of the option : Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 6,609.

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p.

22 Total number of shares or debentures over which options held following this notification: 528,255 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Alan Matthew Thomson

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): .

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

(i) Market purchase of shares, (ii) market sale of shares, (iii) exercise of option under the Smiths Industries Senior Executive Deferred Share Scheme ("DSS"), (iv) grant of option under DSS and (v) award under the Smiths Group Performance Share Plan ("PSP").

7 Number of shares/amount of stock acquired: 39,355 shares

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: 20,000 shares

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 22,771 shares @ 784.1712p (market purchase), 20,000 shares @ 784.1712p (market sale) and 16,584 shares @ 0.1p (exercise of DSS option).

13 Date of transactions: 07 December 2004

14 Date company informed: 07 December 2004

15 Total holding following this notification: 104,831 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: 07 December 2004 (for both option under DSS and award under PSP).

18 Period during which or date on which exercisable: 07/12/2007 to 07/11/2011 (for DSS) and 07/12/2007 (for PSP).

19 Total amount paid (if any) for grant of the option (under DSS) and award under (PSP) : Nil

20 Description of shares or debentures involved: class, number: ordinary shares, 22,771 (under DSS) and a maximum of 81,213 (under PSP).

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: 0.1p (for option under DSS) and Nil (for award under PSP).

22 Total number of shares or debentures over which options and awards held following this notification: 717,023 shares

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information : The number of shares represented by the award under the PSP is the maximum available in 2007 on satisfaction of the applicable performance tests in full.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:47 08-Dec-04
Number	1554G

08 December 2004

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliate, Capital Guardian Trust Company, in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	2,690,719
Bank of New York Nominees Limited	668,347
Chase Nominees Limited	7,406,361
BT Globenet Nominees Limited	248,914
Midland Bank plc	1,946,414
Bankers Trust	681,858
Barclays Bank	95,866
Citibank London	6,900
Nortrust Nominees Limited	1,911,453
Royal Bank of Scotland	28,412
Citibank NA, Toronto	17,680
ROY Nominees Limited	53,900
State Street Bank & Trust Co.	2,700
MSS Nominees Limited	15,400
HSBC Bank plc	5,200
Mellon Nominees (UK) Limited	406,313
RBSTB Nominees Limited	2,100
Northern Trust	16,128
Cede & Co	5,400
HSBC, Kuala Lumpur	6,400
JP Morgan Chase Bank	450,728
Clydesdale Bank plc	

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 08 December 2004 (re interests as at 06 December 2004)

12. Total holding following this notification: 16,667,193 shares

13. Total percentage holding of issued class following this notification: 2.966%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 08 December 2004

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company are included in the overall interests notified by CGCI from time to time.

CGCI has disclosed interests in 21,806,237 shares (3.88% of the issued share capital), as at 6 December 2004, (including the interests of CGTC notified above).

END

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Company	Office of Fair Trading
TIDM	OFT
Headline	Prior Notice of Merger
Released	11:00 13-Dec-04
Number	3166G

ENTERPRISE ACT 2002 - PRIOR NOTICE OF MERGERS

The OFT gives notice under Section 99(1) of the Enterprise Act 2002 (the Act) that a Merger Notice has been given under Section 96 of the Act in respect of proposed arrangements for:

Anticipated acquisition by Smiths Group plc of Medex

The period for considering this Notice will expire on 12 January 2004 unless extended by the OFT under Section 97(2) of the Act.

Affected sector: Medical equipment

Representations about the anticipated merger may be made by 24 December 2004 to:

Mr F Peńa

OFT

Mergers Branch

Fleetbank House

2-6 Salisbury Square

London EC4Y 8JX

FAX: (020) 7211 8916

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	17:42 22-Dec-04
Number	7650G

22 December 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holdings of director and director's spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): n/a

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

(i) Sale of shares through non discretionary PEPs; and (ii) Sale of shares through ISAs

7 Number of shares/amount of stock acquired: n/a

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: 12,304

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 813.981p

13 Date of transaction: 22 December 2004

14 Date company informed: 22 December 2004

15 Total holding following this notification: 77,754 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: n/a

18 Period during which or date on which exercisable: n/a

19 Total amount paid (if any) for grant of the option: n/a

20 Description of shares or debentures involved: class, number: n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: n/a

22 Total number of shares or debentures over which options held following this notification: n/a

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	11:04 23-Dec-04
Number	7830G

23 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Franklin Resources, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Franklin Resources, Inc. and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	1,006,798
Chase Nominees Limited	51,520,383
Citibank Nominees Limited	703,503
Clydesdale Bank	583,210
Euroclear	8,456
HSBC Bank	619,446
Mellon Bank	1,336,834
Merrill Lynch	1,243,400
Northern Trust Company	1,339,683
Royal Trust Corporation of Canada	3,232,998
State Street Nominees Limited	5,848,525

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 22 December 2004

12. Total holding following this notification: 67,443,236

13. Total percentage holding of issued class following this notification: 12.0032%

14. Any additional information

15. Name of contact and telephone number for queries: Guy Norris, 020 8457 8326

16. Name and signature of authorised company official responsible for making this notification: Guy Norris

17. Date of notification: 23 December 2004

END

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Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	11:00 04-Jan-05
Number	9605G

ENTERPRISE ACT 2002 - PRIOR NOTICE OF MERGERS

The Office of Fair Trading received on 10 December 2004 a Merger Notice under Section 96 of the Enterprise Act 2002 (the Act) in respect of the proposed arrangements for:

Anticipated acquisition by Smiths Group plc of Medvest Holding Corporation Inc. and its operating subsidiary Medex, Inc.

The OFT now gives notice that in accordance with Section 97(2) of the Act the period for consideration of this Notice has been extended by a further period of 10 working days. The period for considering this Notice will therefore expire on 26 January 2005.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:21 07-Jan-05
Number	1374H

07 January 2005

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International Limited, Capital International, Inc. and Capital Guardian Trust Company in respect of funds managed on behalf of investment clients.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shareholder	*Shares*
State Street Nominees Limited	3,096,936
Bank of New York Nominees Limited	918,556
Chase Nominees Limited	7,195,738
BT Globenet Nominees Limited	204,914
Midland Bank plc	1,551,118
Bankers Trust	558,258
Barclays Bank	114,266
Citibank London	15,900
Nortrust Nominees Limited	1,802,660
Royal Bank of Scotland	48,112
Citibank NA, Toronto	188,431
ROY Nominees Limited	49,700
Morgan Guaranty	3,300
Citibank	13,304
Deutsche Bank AG	9,200
Mellon Bank NA	2,800
Lloyds Bank	1,832
State Street Bank & Trust Co.	134,333
MSS Nominees Limited	12,800
HSBC Bank plc	50,990
Mellon Nominees (UK) Limited	295,400
KAS UK	1,300
RBSTB Nominees Limited	7,300
Bank One London	2,600
Brown Bros.	35,200
Northern Trust	53,980
Cede & Co	5,400
HSBC, Kuala Lumpur	1,800
JP Morgan Chase Bank	455,528
Sumitomo Trust & Banking	8,800

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 07 January 2005 (re interests as at 05 January 2005)

12. Total holding following this notification: 16,840,456 shares

13. Total percentage holding of issued class following this notification: 2.996%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 07 January 2005

Additional Information

Capital Guardian Trust Company ("CGTC") is an affiliate of Capital Group Companies, Inc. ("CGCI"). The interests of CGTC in the share capital of the Company amount to 12.87m shares (2.3% of the issued share capital) and are included in the overall interests notified by CGCI and detailed above.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	17:27 12-Jan-05
Number	3199H

12 January 2005

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: John Langston

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holdings of director and director's spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): n/a

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Exercise of options granted under the TI Group 1999 Executive Share Option Scheme and market sale of shares

7 Number of shares/amount of stock acquired: 196,752 shares

8 Percentage of issued class: < 0.04%

9 Number of shares/amount of stock disposed: 196,752 shares

10 Percentage of issued class: <0.04%

11 Class of security: Ordinary shares of 25p

12 Price per share: 626.16p for 98,376 shares and 661.23p for 98,376 shares (option prices) and 815.0163p (sale price)

13 Date of transaction: 12 January 2005

14 Date company informed: 12 January 2005

15 Total holding following this notification: 85,954 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: n/a

18 Period during which or date on which exercisable: n/a

19 Total amount paid (if any) for grant of the option: n/a

20 Description of shares or debentures involved: class, number: n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: n/a

22 Total number of shares or debentures over which options held following this notification: n/a

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holdings of director and director's spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): n/a

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Exercise of option granted under the TI Group 1999 Executive Share Option Scheme and market sale of shares

7 Number of shares/amount of stock acquired: 106,246 shares

8 Percentage of issued class: < 0.02%

9 Number of shares/amount of stock disposed: 106,246 shares

10 Percentage of issued class: <0.02%

11 Class of security: Ordinary shares of 25p

12 Price per share: 626.16p (option price) and 815.0163p (sale price)

13 Date of transaction: 12 January 2005

14 Date company informed: 12 January 2005

15 Total holding following this notification: 77,754 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: n/a

18 Period during which or date on which exercisable: n/a

19 Total amount paid (if any) for grant of the option: n/a

20 Description of shares or debentures involved: class, number: n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: n/a

22 Total number of shares or debentures over which options held following this notification: n/a

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

Additional information:

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:11 19-Jan-05
Number	5393H

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 225,000 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	07:00 21-Jan-05
Number	6371H

Mr Einar Lindh retired as a director of the Company on 20 January 2005.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:21 21-Jan-05
Number	6463H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 225,000 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	15:00 26-Jan-05
Number	8228H

Merger Clearance:

The OFT has decided, on the information currently available to it, **not to refer** the following merger to the Competition Commission under the provisions of the Enterprise Act 2002:

Anticipated acquisition by Smiths Group plc of Medvest Holding Corporation Inc. and its operating subsidiary Medex, Inc.

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette and Competition Bulletin as soon as is reasonably practicable.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	10:21 27-Jan-05
Number	8664H

27 January 2005

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Keith Oliver Butler-Wheelhouse

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest: Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): Director

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Transfer of 81,855 shares to a family trust

7 Number of shares/amount of stock acquired: N/A

8 Percentage of issued class: N/A

9 Number of shares/amount of stock disposed: N/A

10 Percentage of issued class: N/A

11 Class of security: Ordinary shares of 25p

12 Price per share: N/A

13 Date of transaction: 27 January 2005

14 Date company informed: 27 January 2005

15 Total holding following this notification: unchanged

16 Total percentage holding of issued class following this notification: unchanged

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	10:24 27-Jan-05
Number	8667H

smiths

27 January 2005

The Company has been informed by the trustees of the TI Group Employee Share Trust ("UK Trust") and the TI Group Jersey Employee Share Trust ("Jersey Trust") that, on 26 January 2005, they both sold their entire holdings of Smiths shares: 249,955 shares at 838.44p per share in the case of the UK Trust and 188,614 shares at 837.72p per share in the case of the Jersey Trust. As a consequence, the two directors of Smiths Group plc (Messrs J Langston and DP Lillycrop) who formerly had a technical interest in the Smiths shares held by the trustees no longer have any such interest.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Trading Statement
Released	07:00 28-Jan-05
Number	9029H

smiths

Smiths Group: current trading

Smiths Group will announce its interim results on Wednesday 16 March for the six months ended 31 January 2005. Ahead of its close period, the company confirms that its current trading is in line with market expectations.

Smiths is benefiting from strong underlying growth and a good contribution from recent acquisitions. Sales and operating profit in the first half of 2005 are expected to be ahead of the same period in 2004, despite the effect of the weaker dollar on translation of US earnings. This performance, combined with lower interest, improved pensions financing and a lower tax rate is expected to contribute to an increase in EPS (before exceptionals and goodwill amortisation) for the six months.

Aerospace is already benefiting from an upswing in commercial aircraft demand. Detection's growth in this period is likely to be modest, due to contract phasing. Medical, most affected by the weaker dollar, will be steady in this period. Specialty Engineering is performing well, with Interconnect contributing strongly.

The acquisition of Medex, announced in December, is progressing towards completion.

Looking ahead to the full year, Smiths confirms that it is expecting a strong performance in the second half, again in line with market expectations.

-o-

Media:
Caroline Harris
+44 (0) 20 8457 8403
caroline.harris@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results
Released	14:12 15-Feb-05
Number	6327I

NOTICE OF MEETING TO DECLARE INTERIM DIVIDEND AND ANNOUNCE RESULTS FOR HALF YEAR

On Wednesday 16 March 2005 a committee of the Board is expected to declare an interim dividend on the ordinary share capital and announce the financial results of the Company for the half-year ended 31 January 2005.

Subject to the declaration of a dividend, the 'ex-dividend' date will be 23 March 2005 and the record date will be 29 March 2005. The dividend payment date will be 27 April 2005.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 16-Feb-05
Number	6528I

smiths

News Release

London, 16 February 2005

Smiths strengthens detection activities with acquisition of Farran Technology

Smiths Group plc announced today that it is expanding the range of technologies offered by its rapidly growing Detection division, with the acquisition of Farran Technology Limited. Farran, based in the Republic of Ireland, is developing millimetre wave technologies for the detection of hidden weapons and explosives and for other applications.

Using the electromagnetic radiation naturally emitted by all objects, Farran is applying its millimetre wave technology to create an image that pinpoints the presence on a person of metallic, ceramic and other materials, including plastic explosives. Farran's detection portal, which uses its established millimetre wave technology, has been tested successfully in the laboratory and prototype field trials are expected to begin within 12 months.

"Smiths Detection is a world-leading business in a growth market, and it is important that we maintain the momentum by broadening the technology base," commented Keith Butler-Wheelhouse, chief executive of Smiths Group. *"The technology which Farran brings to us will strengthen our ability to provide advanced security solutions, particularly in the transportation sector."*

Stephen Phipson, group managing director of Smiths Detection added: *"There is an urgent global requirement for equipment that screens people for explosives and hidden objects. The Farran technology complements our x-ray and trace detection equipment widely used for airport and building security, and ensures that we stay at the forefront in the development of detection systems."*

Farran designs and produces its own millimetre-wave sensors which are vital to future portal development. It also designs and manufactures high performance microwave sub-systems components for broadband wireless and imaging applications. It is one of very few companies outside the USA with high frequency design capabilities in this field.

Smiths Detection plans to expand Farran's research and development activity to support the continued growth of its microwave sub-systems operations.

Farran Technology is owned by its local founders, its management and two Irish venture capital funds. Smiths is acquiring the business for an initial €19 million plus deferred performance-related consideration up to a maximum of €5 million. The acquisition is being satisfied in cash. Farran is based in Cork, the Republic of Ireland, where it was founded in 1977 to supply microwave components and sub-systems to laboratories.

Smiths Detection offers technologically advanced security solutions to detect and identify explosives, chemical & biological agents, weapons and contraband. Employing trace detection technology together with Smiths Heimann x-ray imaging, Smiths Detection provides screening solutions for customers in civil and military markets worldwide.

Smiths Group designs and manufactures safety critical systems and products and has market-leading positions in aerospace systems, detection equipment, medical devices, and mechanical seals and interconnect products.
For further information, visit www.smiths-group.com

-Ends-

Contacts

Media	Caroline Harris	+44 (0)20 8457 8403
Trade and technical media	Richard Bayliss	+44 (0)1923 658106
Investor Relations	Russell Plumley	+44 (0)20 8457 8203

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	13:15 11-Mar-05
Number	6516J

Smiths Group PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 41,342 Ordinary shares of 25p each under the Smiths Industries (1984) Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	18:13 11-Mar-05
Number	6810J

11 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Franklin Resources, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Franklin Resources, Inc. and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	1,060,162
Chase Nominees Limited	49,499,232
Citibank Nominees Limited	703,503
Clydesdale Bank PLC	583,210
Euroclear	34,338
HSBC Bank	768,611
Mellon Bank	1,279,284
Merrill Lynch	1,243,400
Northern Trust Company	1,370,084
Royal Trust Corporation of Canada	3,281,898
State Street Nominees Limited	6,919,463

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 11 March 2005

12. Total holding following this notification: 66,743,185

13. Total percentage holding of issued class following this notification: 11.864%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 11 March 2005

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	12:07 14-Mar-05
Number	7060J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 225,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Interim Results
Released	07:00 16-Mar-05
Number	8022J

smiths

News Release
London, 16 March 2005
For immediate release

Smiths Group: Interim Results
for the six months ended 31 January 2005

Highlights

- Headline profit before tax up 16% at £155m*
- Headline earnings per share up 17% at 20.4p*
- On a statutory basis, profit before tax was £125m and EPS was 15.9p
- At constant currency, all four divisions contributed to sales growth of 11%, headline operating profit growth of 16%
- Medex acquisition scheduled to complete on 21 March
- Interim dividend increased by 6%, to 9.25p
- Momentum expected to be sustained in second half of 2005

* Before goodwill amortisation and exceptional items.

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: **"This was a strong first half and we expect to sustain this momentum through the remainder of the year. With all four divisions performing well, Smiths is achieving real underlying growth and gaining the incremental benefit of recent acquisitions. The Medex transaction is scheduled to close early next week and this will have a beneficial impact on the Medical division. We have raised the interim dividend for the first time since 2001, reflecting our positive outlook for the full year."**

Media:
Caroline Harris
+44 (0) 20 8457 8306
caroline.harris@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

A meeting with analysts will be simultaneously webcast at 9:00am UK time on www.smiths-group.com/interims2005 and archived there shortly after the event.

Reported on a statutory basis

	2005 £m	2004 £m
Sales - continuing	**1,344**	1,264
- discontinued	**-**	55
	1,344	1,319
Operating profit		
- continuing	**153**	141
- discontinued	**-**	2
- goodwill amortisation	**(22)**	(21)
- exceptional items	**(8)**	(10)
	123	112
Pre-tax profit		
- continuing	**155**	133
- goodwill amortisation	**(22)**	(21)
- exceptional items	**(8)**	(7)
	125	105
EPS - continuing	**20.4p**	17.5p
- statutory basis	**15.9p**	12.5p

On a statutory basis, including goodwill amortisation and exceptional items, Smiths Group recorded pre-tax profit of £125m (2004: £105m) and earnings per share of 15.9p (2004: 12.5p) for the six months ended 31 January 2005. The remainder of this statement refers to the continuing activities of the company before goodwill amortisation and exceptional items, to provide a more consistent basis for comparison. Results on this basis are referred to as "Headline" in the remainder of this statement.

Headline performance

£m	**2005**	2004
Sales	**1,344**	1,264
Headline operating profit	**153**	141
Headline pre-tax profit	**155**	133
Headline earnings per share	**20.4p**	17.5p

Interim dividend	**9.25p**	8.75p

Smiths Group recorded a 16% increase in headline pre-tax profit and a 17% increase in headline earnings per share for the first half of its 2005 financial year. The improvement combined better operational performance, some benefit from acquisitions and lower financing costs. The Board has raised the interim dividend by 6% to 9.25p.

Sales were 6% higher than for the same period last year and headline operating profit was up by 9%. The company's net margin on the same basis remained at 11%. Smiths earns more than half its profit in the US, and the dollar's decline compared with the first half last year reduced reported sales by £65m and profit by £9m. Measured at constant exchange rates, sales rose by 11% and headline operating profit by 16%. These gains came equally from the underlying business and from the contribution of recent acquisitions.

The momentum established in the second half of last year has been sustained through the first six months of the current financial year. All four divisions of Smiths achieved higher sales and profits on a constant currency basis. Aerospace benefited from the rapid recovery in the commercial sector, Detection made progress beyond the airport market, Medical kept pace with rising demand and Specialty Engineering was boosted by strong growth in Interconnect.

A £3m reduction in net interest on ordinary activities and a £6m pensions financing improvement contributed to the higher pre-tax profit. The company's tax rate on ordinary activities for the period was 26.0% (2004: 26.5%).

Operating cash-flow for the period, after capital expenditure and before exceptional restructuring, was £83m, representing a conversion from headline operating profit of 54%. This conversion rate was lower than usual because of increased investment in aerospace production capacity, and higher stock levels in anticipation of strong sales growth in the second half. By the year end, cash conversion is likely to have risen closer to normal levels. Net debt at the end of the period was £392m, compared to £273m at the start.

Smiths spent £61m on acquisitions during the half year. In November, the company acquired Integrated Aerospace Inc, a privately-owned, California based supplier of specialist landing gear systems, for £57m. In December, the company acquired Tianjin Timing Seals Co Ltd in China, for £3m, and this is now part of John Crane in Specialty Engineering. Both acquisitions are performing in line with expectations.

In December, Smiths announced it would acquire Medex Inc, a leading US medical device company for a total of £490m, including some £160m of assumed debt. Medex brings a product range which is highly complementary and considerably increases Smiths' presence in the safety devices sector. Having received regulatory clearance from all necessary authorities, completion is scheduled for 21 March. Meanwhile the integration of Medex has been planned in detail and will lead to both revenue and cost synergy benefits.

Two smaller acquisitions have been made since the end of the first half. Irish company Farran Technology Ltd was acquired in February for £16m, of which £3m is performance related. Its millimetre wave expertise will be used in future Smiths Detection products. The acquisition of the US Seal product line from Superior Essex Inc, for £6m has been announced today. It makes replacement mechanical seals which complement the John Crane range.

Company funded R&D increased by £6m to £72m. Customer-funded projects increased at a similar rate, to £63m in this period. Together, they represent 10% of sales.

Productivity continues to improve. A two-year restructuring programme, commenced last year, has led to charges of £39m, including £8m during this period. The payback from this programme is matching expectations and the efficiencies gained are contributing to current performance. In addition, the company has absorbed increased costs for plastics, metals, energy and transport without margin impact.

Smiths generated 54% of its sales by origin in North America (US, Canada and Mexico), and 62% of its profit. UK sales by origin were 23% of the total, including £231m in exports. By division, Aerospace generated 38% of Smiths Group sales, Detection 11%, Medical 18% and Specialty Engineering 33% in this period.

Smiths Aerospace

£m	**2005**	2004
Sales	**514**	457
Headline operating profit	**39**	33
Margin	*8%*	*7%*

Smiths Aerospace has entered a period of strong growth which is likely to be sustained for a number of years, driven by a recovery in the commercial aviation sector and rising

sales of military systems. In the first six months of 2005, sales were 17% and headline profits 24% higher on a constant currency basis. Whilst margins moved ahead by one point in the first half, the division continues with its normal bias towards the second half. Compared with a year earlier, company-funded R&D was £3m higher.

The upward trend is the result of a number of positive factors. Boeing and Airbus are raising their production rates, especially of narrow-bodied aircraft, and hence demand for Smiths' aircraft systems is higher. Similarly, the engine makers are placing more orders on the company's engine component business. Meanwhile, the commercial aftermarket which, for Smiths, was initially slow to recover, is now growing firmly in step with airline traffic.

In this period, the initial systems for the A380 were delivered, while work on the B787 Dreamliner, now less than two years from first flight, is on schedule.

The military part of Smiths' business continues to perform strongly, with current front-line programmes on which the company has valuable shipsets all sustained at high levels. In the longer term, whilst the US government is seeking to reduce defence expenditure, Smiths' high capture rate of new programmes in recent years, combined with increasing international demand, provides the basis for sustained growth in military business.

Smiths has recently delivered avionics equipment for the first F-35 Joint Strike Fighter, which is expected to make its initial flight in 2006. Similarly, the company has delivered the first hardware and software for the C-130 AMP, a programme to modernise up to 500 of the US AirForce's now elderly transporters.

Recent awards will help sustain military business in the longer term. Smiths is teamed with Lockheed Martin on the US101 Presidential helicopter fleet, and Northrop Grumman has selected the landing gear system for the X-47B J-UCAS unmanned aircraft from recently acquired Integrated Aerospace. In Europe, the partner nations have reached agreement on the production of Tranche 2 of Eurofighter, for which Smiths supplies a number of systems.

Construction has commenced on the second phase of the Smiths Aerospace plant in Suzhou, China, which will double capacity to 130,000 sq ft by 2006. In Poland, a plant acquired with DGT has been expanded and is now delivering engine components to Pratt & Whitney.

Smiths Detection

£m	**2005**	2004
Sales	**153**	143
Headline operating profit	**21**	18
Margin	***13%***	*12%*

In the relatively short time since it was established, Smiths Detection has reached a market-leading position in the supply of detection equipment to military, homeland security and customs authorities. The increasing breadth of the business offers a wider range of detection and identification technologies than its competitors, and benefits from a truly global sales footprint.

In the first half of this year, sales were up 10% and headline profit up 22% on a constant currency basis. The timing of large orders and deliveries, coupled with the effect of US government spending cycles, continues to impact the performance of the division considerably from one reporting period to the next. Sales to government bodies tend to be skewed to the second half of Smiths' year, and deliveries are expected to increase during the balance of the year.

While aviation security is still the largest market, at a third of divisional sales, it is now well balanced by other applications including military, first responder/hazmat teams, critical infrastructure, ports & borders and non-security applications. The ports & borders market is growing rapidly. Smiths makes very large X-ray units capable of quickly inspecting freight containers without opening them. Whilst initially they were used to prevent transhipment of contraband, recent growth has come equally from the drive to eliminate terrorist threats in cargo. Deliveries to New Zealand Customs and a new contract with the Australian government have been among the most significant applications of this technology during the half year. Additionally, the prison authorities in New South Wales ordered equipment to prevent illicit or threatening items being smuggled into prisons.

Military business continues to grow, confirming Smiths as a world leader in chemical agent detectors. In the US, the company has secured a valuable follow-on order from the Department of Defense under the Automated Chemical Agent Detector and Alarm (ACADA) programme. In Holland, an order for chemical agent detectors has been won from the Royal Netherlands Army and in the UK, the Ministry of Defence has awarded Smiths a £20m contract for the Lightweight Chemical Agent Detector (LCAD), which can be worn by troops.

With R&D now at 8% of sales, investment is focused on new-generation biological detection capability, high frequency imaging systems and a stream of new products which will keep Smiths at the forefront of the detection industry. Recent additions to the range include:
X-ray equipment which provides aviation-level security to public buildings, schools and business mailrooms; an Ionscan desktop trace detection machine that searches simultaneously for narcotics and explosives; and an upgraded Sentinel II walk-through explosives detection portal, which has been deployed at some of the busiest US airports.
Smiths is also working with the US Transportation Security Administration (TSA) on pilot programmes to scan passenger documents for signs of explosives and to improve aircargo screening, using trace detection equipment.

In this period, the division secured new orders for airport security equipment, both trace and X-ray, from authorities in Algeria, Australia, Korea, Mexico and Senegal, and from Luton Airport in the UK.

Smiths Medical

£m	**2005**	2004
Sales	**237**	234
Headline operating profit	**39**	39
Margin	***17%***	*17%*

With more than two thirds of its profit generated in North America, the reported performance of Smiths Medical is significantly affected by the translation impact of the US dollar's decline compared with a year earlier. While appearing steady year-on-year as reported, on a constant currency basis sales grew by 6% and headline profit by 7%. Growth would have been higher but for the withdrawal from third-party products in Japan.

Over the past six months the focus has been on operational improvement to give the division a competitive advantage. Individual business units have been brought within an integrated structure for manufacturing, and this will be extended to administration and supply chain management. Production is being concentrated in fewer locations and the majority of assembly work is carried out in Tijuana, Mexico.

In the single-use sector, Smiths has continued to benefit from strong demand for

devices which prevent accidental needlestick injuries. Hospitals in the US are still some way from being fully compliant with the requirement to use safety products, and the transition is driving above-average growth rates. Smiths is installing additional capacity and will shortly introduce a new generation, low dead space hypodermic NeedlePro, the LDS Edge, which maintains technical leadership for the highly-respected Portex brand.

Single-use airway management, critical care and assisted reproduction devices are all achieving organic sales growth. DHD Healthcare has received the US Food & Drug Administration's 510(k) approval to launch the innovative Aquinox heated airway humidification device, an early benefit from this acquisition made last June.

Medication delivery and patient monitoring equipment also contributed to Smiths Medical's growth. The Deltec Cozmo insulin pump is selling strongly in the US. Now offered with a combined blood/glucose monitor, developed in partnership with Abbott Laboratories, the Cozmonitor has a distinct competitive advantage. Additionally, pump users will shortly be offered the new Cleo introducer, which allows them to place the disposable insulin catheter more securely under their skin. The opportunities beyond the US are still opening up, and Cozmo has been launched in another eight countries, starting with those where reimbursement is available. Ambulatory and hospital infusion, pain management, vital signs and vascular access products continue to sell well, combining original equipment with the valuable supply of disposables. A new emergency resuscitator for first responders, the Pneupac VR1, has just been launched. It is the first to be powered by the ambulance's own oxygen supply, eliminating the need for batteries.

In Japan, where Smiths Medical is the market leader in anaesthesia and respiratory care, the low margin third party products have been dropped, warehousing has been outsourced, and seven locations will soon be reduced to a single, purpose-built facility, resulting in efficiency gains.

Specialty Engineering

£m	**2005**	2004
Sales	**440**	430
Headline operating profit	**54**	51
Margin	***12%***	*12%*

Specialty Engineering delivered a strong first half performance, with sales up by 9%

and headline profit by 14% on a constant currency basis. All businesses achieved higher sales and profits in constant currency and, overall, Specialty Engineering contributed 36% of Smiths' headline operating profit, entirely in cash and after absorbing £3m in restructuring costs.

John Crane is a truly global operation and its performance varied by region. In the Americas, it moved ahead strongly, securing an important contract in the US to supply seals for the grain processing plants operated by Archer Daniels Midland, and benefiting from good business in Venezuela. In the rest of the world, the pattern was mixed: while business in Europe and Asia, including China, was strong, the important Middle East market for oil & gas production continued to suffer from political instability.

Recent John Crane initiatives are starting to show a return: orders are being received from Gazprom via the joint venture established in Russia; long-term shared success contracts for aftermarket business are being secured on the Performance Plus contract basis, now comprising 32 contracts in 12 countries; and customer specifications are being matched more swiftly by involving the software centre co-located with the Indian subsidiary in Bangalore. Significantly, John Crane has generally been able to pass on its higher raw material costs.

Interconnect's sales and profits increased in this period, driven by positive market dynamics in the military, aerospace and telecoms sectors. The microwave components business is performing particularly well. Its products are finding new applications in integrated defence communications systems and in medical electronics, including hospital scanners. A new, highly-advanced silicon dioxide cable has recently been added to the range. Sales of electronic connectors and filters were also ahead, although there has been some softness in the European market while awaiting orders for Tranche 2 of Eurofighter.

Recent acquisitions have been quickly integrated, and the extended product range gives Smiths a competitive advantage in meeting more complex specifications.

Flex-Tek is performing well and, with higher sales to both HVAC and domestic appliance customers, margins have improved. Increased raw material costs, particularly steel and nickel, have been offset by productivity gains and, with a Malaysian plant now fully operational, Flex-Tek remains competitive in an industry well used to global component sourcing. The Vac-U-Store hose, which can be fully retracted into the body of a vacuum cleaner, has secured its first application, and there is great interest from other customers.

The Marine business improved its profitability as a result of increased naval business, although sales for commercial shipping were flat.

International Financial Reporting Standards

Progress continues on the transition towards International Financial Reporting Standards (IFRS), under which 2005/2006 results will be reported. The first time Smiths will report under IFRS will be on the interim Accounts to 31 January 2006.

The Board

On 20 January, Einar Lindh retired after 28 years' service with the company, including nine years on the Board, most recently as Group Managing Director, Specialty Engineering.

Prospects

Smiths is building on its strong market positions, benefiting from investment in new product R&D, productivity gains and recent acquisitions. With broadly favourable market environments, Smiths is capitalising on available opportunities to generate continuing growth.

Dividend

The Board has declared an interim dividend of 9.25p an increase of 6%, and the first time the interim dividend has been increased for four years. The level of increase for the full year will be considered in six months' time. The interim dividend will be paid on 27 April 2005 to holders of all ordinary shares whose names are registered at the close of business on 29 March. The ex-dividend date will be 23 March.

Tables attached

- Profit & loss account
- Statement of total recognised gains and losses
- Summarised balance sheet
- Cash-flow statement
- Notes to the accounts

Copies of the interim report will be sent to shareholders shortly, and will be available

at the company's registered office, 765 Finchley Road, London NW11 8DS.

PROFIT AND LOSS ACCOUNT (unaudited)

		6 months ended 31 January 2005			
		Ordinary activities	**Goodwill amortisation**	**Exceptional items**	**Total**
	Note	£m	£m	£m	£m
Continuing operations		1,339.2			1,339.2
Acquisitions		5.2			5.2
Discontinued businesses					
Turnover	2	**1,344.4**			**1,344.4**
Continuing operations		152.2	(21.6)	(7.6)	123.0
Acquisitions		0.9	(0.5)		0.4
Discontinued businesses					
Operating profit		**153.1**	**(22.1)**	**(7.6)**	**123.4**
Exceptional items -					
Exceptional property profit					
Profit/(loss) on disposal of businesses					
Profit before interest and tax		**153.1**	**(22.1)**	**(7.6)**	**123.4**
Net interest payable		(5.9)			**(5.9)**
Other finance income – retirement benefits		7.5			7.5
Profit before taxation		**154.7**	**(22.1)**	**(7.6)**	**125.0**
Taxation		(40.2)	2.2	2.3	(35.7)
Profit after taxation		**114.5**	**(19.9)**	**(5.3)**	**89.3**
Dividends	4	(52.0)			(52.0)
Retained profit		**62.5**	**(19.9)**	**(5.3)**	**37.3**
Earnings per share	5				
Basic		20.4p	(3.6p)	(0.9p)	15.9p
Diluted		20.3p	(3.6p)	(0.9p)	15.8p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	2005
	£m
Profit for the period year attributable to shareholders	89.3
Exchange loss	(8.7)
	80.6

PROFIT AND LOSS ACCOUNT (unaudited)

		6 months ended 31 January 2004				
		Ordinary activities	**Discontinued Businesses**	**Goodwill amortisation**	**Exceptional items**	**Total**
	Note	£m		£m	£m	£m
Continuing operations		1,263.7				1,263.7
Acquisitions						
Discontinued businesses			55.0			55.0
Turnover	2	**1,263.7**	**55.0**			**1,318.7**
Continuing operations		140.7		(18.9)	(9.6)	112.2
Acquisitions						
Discontinued businesses			2.2	(1.9)		0.3
Operating profit		**140.7**	**2.2**	**(20.8)**	**(9.6)**	**112.5**
Exceptional items -						
Exceptional property profit						
Profit/(loss) on disposal of businesses					2.6	2.6
Profit before interest and tax		**140.7**	**2.2**	**(20.8)**	**(7.0)**	**115.1**
Net interest payable		(8.8)	(2.4)			(11.2)
Other finance income – retirement benefits		1.2				1.2
Profit before taxation		**133.1**	**(0.2)**	**(20.8)**	**(7.0)**	**105.1**
Taxation		(35.3)		1.8	(1.6)	(35.1)
Profit after taxation		**97.8**	**(0.2)**	**(19.0)**	**(8.6)**	**70.0**
Dividends	4	(49.1)				(49.1)
Retained profit		**48.7**	**(0.2)**	**(19.0)**	**(8.6)**	**20.9**
Earnings per share	5					
Basic		17.5p		(3.4p)	(1.6p)	12.5p
Diluted		17.5p		(3.4p)	(1.6p)	12.4p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)	**2004** £m
Profit for the period year attributable to shareholders	70.0
Exchange loss	(35.0)

35.0

PROFIT AND LOSS ACCOUNT (unaudited)

		Year ended 31 July 2004				
	Note	Ordinary activities £m	Discontinued Businesses	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations		2,678.4				2,678.4
Acquisitions						
Discontinued businesses			55.0			55.0
Turnover	2	**2,678.4**	**55.0**			**2,733.4**
Continuing operations		360.1		(37.1)	(30.9)	292.1
Acquisitions						
Discontinued businesses			2.2	(1.9)		0.3
Operating profit		**360.1**	**2.2**	**(39.0)**	**(30.9)**	**292.4**
Exceptional items -						
Exceptional property profit					12.1	12.1
Profit/(loss) on disposal of businesses					7.8	7.8
Profit before interest and tax		**360.1**	**2.2**	**(39.0)**	**(11.0)**	**312.3**
Net interest payable		(13.0)	(2.4)			(15.4)
Other finance income – retirement benefits		3.2				3.2
Profit before taxation		**350.3**	**(0.2)**	**(39.0)**	**(11.0)**	**300.1**
Taxation		(92.8)		4.4	1.2	(87.2)
Profit after taxation		**257.5**	**(0.2)**	**(34.6)**	**(9.8)**	**212.9**
Dividends	4	(151.6)				(151.6)
Retained profit		**105.9**	**(0.2)**	**(34.6)**	**9.8**	**61.3**
Earnings per share	5					
Basic		45.9p		(6.2p)	(1.7p)	38.0p
Diluted		45.8p		(6.2p)	(1.7p)	37.9p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	2004 £m
Profit for the period year attributable to shareholders	212.9

Exchange loss	(45.0)
Taxation recognised on exchange gains/losses:	
Current – United Kingdom	(0.4)
FRS17 – Retirement Benefits:	
Actuarial gains/(losses) on retirement benefit schemes - gross	145.5
Deferred tax credit related thereto	(39.3)
	273.7

SUMMARISED BALANCE SHEET (unaudited)

	Note	**31 January 2005 £m**	31 January 2004 £m	31 July 2004 £m
sets				
le assets		**748.6**	579.8	728.2
assets		**434.6**	413.5	423.5
ents and advances:				
Automotive		**325.0**	325.0	325.0
Other		**2.9**	2.1	2.3
		1,511.1	1,320.4	1,479.0
assets				
		484.9	416.7	423.5
		628.4	580.7	629.6
›ank		**343.0**	494.2	449.2
		1,456.3	1,491.6	1,502.3
s: Amounts falling due within one year		**(1,045.1)**	(715.5)	(1,077.1)
ent assets		**411.2**	776.1	425.2
ets less current liabilities		**1,922.3**	2,096.5	1,904.2
s: Amounts falling due after one year		**(490.7)**	(713.0)	(499.6)
ns for liabilities and charges		**(116.1)**	(114.6)	(120.0)
ts excluding pension assets/ liabilities		**1,315.5**	1,268.9	1,284.6
assets		**77.4**	36.4	72.7
ent benefit liabilities		**(228.7)**	(321.4)	(234.8)
ts		**1,164.2**	983.9	1122.5
and reserves				
pital and share premium account		**331.0**	320.6	323.3
;		**833.2**	663.3	799.2
employed	8	**1,164.2**	983.9	1,122.5

CASH-FLOW STATEMENT (unaudited)

6 months	6 months	Year

	Note	ended 31 January 2005 £m	ended 31 January 2004 £m	ended 31 July 2004 £m
rofit (before exceptional restructuring costs)		**131.0**	122.1	323.3
ortisation		**22.1**	20.8	39.0
		35.2	37.4	72.1
enefits		**(3.6)**	2.8	(22.9)
stocks		**(56.9)**	(14.2)	(2.4)
crease) in debtors		**9.1**	(10.0)	(78.8)
crease in creditors		**(6.9)**	(2.8)	52.6
ow from normal operating activities		**130.0**	156.1	382.9
estructuring expenditure		**(9.9)**	(6.2)	(23.0)
ow from operating activities		**120.1**	149.9	359.9
vestments and servicing of finance		**6.3**	3.8	10.5
		(43.5)	(39.5)	(61.5)
diture and financial investment		**(47.0)**	(29.9)	(53.9)
and disposals	6	**(57.7)**	490.0	291.4
nds paid		**(102.5)**	(96.5)	(145.6)
of liquid resources		**99.7**	(414.3)	(383.7)
		2.9	5.6	21.2
crease in cash		**(21.7)**	69.1	38.3
crease in short-term deposits		**(99.7)**	414.3	383.7
crease) in other borrowings		**8.4**	2.5	(10.9)
ayments			2.7	2.9
iations		**(5.9)**	20.7	28.4
crease in net debt		**(118.9)**	509.3	442.4
ginning of period		**(272.7)**	(715.1)	(715.1)
d of period	7	**(391.6)**	(205.8)	(272.7)

NOTES TO THE ACCOUNTS (unaudited)

1. ***Accounting policies***

The accounting policies used in preparing the interim financial statements are consistent with those used in the annual financial statements for 2004.

2. ***Analyses of turnover and profit***

	6 months ended 31 January 2005 Turnover £m	6 months ended 31 January 2005 Profit £m	6 months ended 31 January 2004 Turnover £m	6 months ended 31 January 2004 Profit £m	Year ended 31 July 2004 Turnover £m	Year ended 31 July 2004 Profit £m
Market						
Aerospace	**514.0**	**38.9**	456.9	33.0	1,005.8	99.7
Detection	**152.9**	**20.5**	142.8	17.8	317.1	55.6
Medical	**236.7**	**39.3**	234.1	39.1	487.7	91.6
Specialty Engineering	**440.8**	**54.4**	429.9	50.8	867.8	113.2
	1,344.4	**153.1**	1,263.7	140.7	2,678.4	360.1
Discontinued businesses			55.0	2.2	55.0	2.2
	1,344.4	**153.1**	1,318.7	142.9	2,733.4	362.3
Goodwill amortisation		**(22.1)**		(20.8)		(39.0)
Exceptional items		**(7.6)**		(7.0)		(11.0)
Profit before interest and tax		**123.4**		115.1		312.3
Net interest		**(5.9)**		(11.2)		(15.4)
Retirement benefits						
Net finance income		**7.5**		1.2		3.2
Profit before taxation		**125.0**		105.1		300.1
Geographical origin						
United Kingdom	**368.0**	**13.4**	366.3	17.2	784.9	46.0
North America	**776.6**	**94.3**	702.9	81.6	1,472.6	221.0
Europe	**227.3**	**32.6**	230.7	31.1	471.7	69.5
Other overseas	**104.8**	**12.8**	85.7	10.8	188.6	23.6
Inter-company	**(132.3)**		(121.9)		(239.4)	
	1,344.4	**153.1**	1,263.7	140.7	2,678.4	360.1

NOTES TO THE ACCOUNTS

3. *Exceptional items*

	6 months ended 31 January 2005 £m	6 months ended 31 January 2004 £m	Year ended 31 July 2004 £m
Operational restructuring	**(7.6)**	(9.6)	(30.9)
Exceptional property profit			12.1
Profit on disposal of businesses		2.6	7.8
	(7.6)	(7.0)	(11.0)

Exceptional restructuring costs of £7.6m (2004: £9.6m) have been charged against operating profit in respect of the continuing programme for improving competitiveness in Aerospace and the rationalisation of distribution in Medical.

4. *Dividends*

An interim dividend of 9.25p per share (2004: 8.75p) has been declared and will be paid on 27 April 2005 to holders of all ordinary shares whose names are registered at close of business on 29 March 2005.

5. *Earnings per share*

Separate figures are given for earnings per share related to the average number of shares in issue for each period:

	6 months ended 31 January		Year ended 31 July
	2005	2004	2004
Basic	**561,914,824**	560,171,050	560,656,310
Effect of dilutive share options	**2,366,714**	896,887	893,394
Diluted	**564,281,538**	561,067,937	561,549,704

NOTES TO THE ACCOUNTS

6. *Acquisitions*

During the period the major acquisition was the issued capital of Integrated Aerospace, Inc. The fair values set out below are provisional, and will be finalised in subsequent financial statements.

	Date of acquisition	Consideration	Goodwill	Net assets
		£m	£m	£m
Businesses acquired				
Integrated Aerospace	23.11.04	56.6	47.9	8.7
Other		4.0	1.7	2.3
		60.6	49.6	11.0
Cash received on forward contract		(2.9)		
Net expenditure on acquisitions		57.7		

During the period the Company was in receipt of a cash inflow of £2.9m net of expenses in respect of a hedging transaction related to the acquisition of Medex Inc. This sum will be set against the subsequent cost of acquisition. In accordance with the provisions of FRS 10, the company amortises goodwill arising on acquisitions after 1 August 1998 on a straight-line basis over periods of up to 20 years.

7. *Borrowings and net debt*

	Fixed	Floating	31 January 2005	31 January 2004	31 July 2004
	£m	£m	£m	£m	£m
Maturity:					
On demand/under one year	4.1	287.9	292.0	47.3	275.4
One to two years	0.3		0.3	206.3	0.4
Two to five years	0.9		0.9	1.0	0.8

Greater than five years:					
Bank loans	11.1		11.1	11.3	10.8
TI Eurosterling bond 2010	149.0		149.0	148.8	148.9
Smiths US private placement 2013	53.2	79.8	133.0	137.3	137.4
Smiths Eurosterling Bond 2016	148.3		148.3	148.0	148.2
	366.9	367.7	734.6	700.0	721.9
Cash and deposits			(343.0)	(494.2)	(449.2)
Net debt	366.9	367.7	391.6	205.8	272.7

NOTES TO THE ACCOUNTS

8. *Movement in shareholders 'equity*

	6 months ended 31 January 2005 £m	6 months ended 31 January 2004 £m	Year ended 31 July 2004 £m
Profit for the period	89.3	70.0	212.9
Dividends	(52.0)	(49.1)	(151.6)
	37.3	20.9	61.3
Exchange variations	(8.7)	(35.0)	(45.0)
Taxation recognised on exchange gains/(losses):			
Current – UK			(0.4)
Share issues	7.7	10.8	13.2
ESOP Trusts – disposal of company shares	5.4		
Goodwill written back on disposals		130.0	130.0
Actuarial gains and losses on retirement benefits schemes - gross			145.5
Deferred tax charge related thereto			(39.3)
Net increase in shareholders' equity	41.7	126.7	265.3
Shareholders' equity:			
At 1 August	1,122.5	857.2	857.2
	1,164.2	983.9	1,122.5

NOTES TO THE ACCOUNTS

9. *Contingent liabilities*

As previously reported, John Crane, Inc ("John Crane"), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products

containing asbestos in 1985.

John Crane has resisted every case in which it has been named, and will continue its robust defence of all asbestos-related claims based upon this "safe product" defence. In addition, John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a results of its defence policy, John Crane has been dismissed before trial from cases involving approximately 102,000 claims over the last 26 years. John Crane is currently a defendant in cases involving approximately 179,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 43 cases, amounting to awards of some US$30m.

These awards, the related interest and all material defence costs have to date been met in full by insurance. No provision relating to this litigation has been made in these accounts.

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues. No provision relating to such litigation has been made in these accounts.

Note: As stated in note 1, the above financial statements have been prepared in accordance with the accounting policies set out in the company's accounts for the year ended 31 July 2004. They do not constitute the full financial statements within the meaning of S240 of the Companies Act 1985. Figures relating to the year ended 31 July 2004 are abridged. Full accounts for Smiths Group plc for that period have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under S237(2) or S237(3) of the Companies Act 1985.

-ends-

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 16-Mar-05
Number	8042J

Smiths Acquires U.S. Seals Business for John Crane

Smiths Group today announced that it has strengthened its John Crane mechanical seals business with the acquisition of U.S Seal from Superior Essex Inc. of Atlanta, Georgia. The purchase price of $11.8m was paid in cash at closing.

Commenting on the acquisition, John Langston, Group managing director Smiths Specialty Engineering Division said, "US Seals will significantly extend John Crane's sales to the replacement market for mechanical pump seals in the U.S. ".

Smiths Group designs and manufactures safety-critical systems and products, and has market leading positions in aerospace, detection systems, medical devices, mechanical seals and interconnect products. For further information visit www.smiths-group.com

John Crane, part of the Specialty Engineering division of Smiths Group, is the acknowledged technology leader and the world's largest manufacturer of Mechanical Seals and associated products. With a workforce of over 6000 people in 47 countries, it provides an unrivalled global presence combined with personalised local service and support.

- End -

Contact

Media:	Caroline Harris	+44 (0) 20 8457 8304
Investors:	Russell Plumley	+44 (0) 20 8457 8203

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:57 18-Mar-05
Number	9751J

smiths

18 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Franklin Resources, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Franklin Resources, Inc. and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Limited	13,000
Bank of New York, London	1,045,812
Chase Nominees Limited	43,898,832
Citibank Nominees Limited	703,503
Clydesdale Bank PLC	583,210
Euroclear	31,240
HSBC Bank	768,611
Mellon Bank	1,273,149
Merrill Lynch	1,243,400
Northern Trust Company	1,370,084
Royal Trust Corporation of Canada	2,526,634
State Street Nominees Limited	6,793,671

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 18 March 2005

12. Total holding following this notification: 60,251,146 shares

13. Total percentage holding of issued class following this notification: 10.710%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 18 March 2005

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	16:13 21-Mar-05
Number	0270K

Smiths completes $925 million acquisition of Medex

Smiths Group today confirmed that it has completed the acquisition of Medex Inc, the US medical devices company. The consideration comprised $655million for the shares, satisfied in cash, and the assumption of net debt of $270million. The sellers were One Equity Partners, a division of JP Morgan Chase & Co, with 83% of the equity, and the management of Medex, who held the remainder. Completion followed the clearance by regulatory authorities in all countries where it was required.

Commenting on the acquisition, Keith Butler-Wheelhouse, Chief Executive of Smiths Group said: "Medex is a first rate company. It is an excellent strategic fit and we have secured it at a good price. This transaction is a significant step in the continuing evolution of Smiths, and moves us into the medical devices big league."

Medex will be integrated into Smiths Medical and the combined business will hold a strong position in the market for critical care devices used in healthcare systems around the world. Smiths Medical is a leading supplier of devices and equipment used in hospitals and other locations providing intensive and continuing care for patients.

Smiths Group designs and manufactures safety-critical systems and products, and has market leading positions in aerospace, detection systems, medical devices, mechanical seals and interconnect products. For further information visit www.smiths-group.com.

-o-

Media:
Caroline Harris
+44 (0) 20 8457 8403
caroline.harris@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	11:58 22-Mar-05
Number	0649K

smiths

22 March 2005

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: David Peter Lillycrop

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): n/a

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Exercise of option granted under the TI Group 1999 Executive Share Option Scheme and market sale of shares

7 Number of shares/amount of stock acquired: 106,246 shares

8 Percentage of issued class: < 0.02%

9 Number of shares/amount of stock disposed: 106,246 shares

10 Percentage of issued class: <0.02%

11 Class of security: Ordinary shares of 25p

12 Price per share: 661.23p (option price) and 835.3458p (sale price)

13 Date of transaction: 21 March 2005

14 Date company informed: 21 March 2005

15 Total holding following this notification: 77,754 shares

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: n/a

18 Period during which or date on which exercisable: n/a

19 Total amount paid (if any) for grant of the option: n/a

20 Description of shares or debentures involved: class, number: n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: n/a

22 Total number of shares or debentures over which options held following this notification: n/a

23 Contact name for queries: Neil Burdett

24 Contact telephone number: 020 8457 8229

25 Name of company official responsible for making notification: Neil Burdett

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	18:10 31-Mar-05
Number	4457K

31 March 2005

Schedule 10 - Notification of Major Interests in Shares

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notification by Barclays PLC of a notifiable interest through the legal entities: Barclays Private Bank Ltd; Barclays Global Investors Australia Ltd; Barclays Global Investors, N.A.; Barclays Private Bank and Trust Ltd; Barclays Global Investors Japan Ltd; Barclays Global Fund Advisors; Barclays Capital Securities Ltd; Barclays Global Investors Ltd; Barclays Bank Trust Company Ltd; Barclays Global Investors Japan Trust & Banking; Gerrard Ltd; and Barclays Life Assurance Co Ltd

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered holder	*Shares*
Bank of Ireland	79,702
Barclays Capital Nominees Ltd	82,186
Barclays Trust Co & Others	905
Barclays Trust Co as Exec/Adm	3,708
Barclays Trust Co DMC69	11,500
Barclays Trust Co E99	2,007
Barclays Trust Co R69	54,991
BNP Paribas	53,708
Chase Nominees Ltd 16376 a/c	320,317
Chase Nominees Ltd 20947 a/c	4,569,428
CIBC Mellon Global Securities	31,844
Investors Bank and Trust Co.	7,688,055
JP Morgan (BGI Custody) 16331 a/c	177,918
JP Morgan (BGI Custody) 16338 a/c	36,439
JP Morgan (BGI Custody) 16341 a/c	400,298
JP Morgan (BGI Custody) 16342 a/c	68,298
JP Morgan (BGI Custody) 16344 a/c	25,077
JP Morgan (BGI Custody) 16345 a/c	41,221
JP Morgan (BGI Custody) 16400 a/c	6,062,361
JP Morgan (BGI Custody) 17011 a/c	9,245
JP Morgan (BGI Custody) 18408 a/c	31,744
JPMorgan Chase Bank	1,089,516
Master Trust Bank	6,386
Mellon Trust - Boston & SF	162,052
Mellon Trust of New England	99,913

Mitsubishi Trust International	7,769
Northern Trust Bank - BGI SEPA	262,864
R C Greig Nominees Ltd BL1 a/c	256,662
R C Greig Nominees Ltd CM1 a/c	99,745
R C Greig Nominees Ltd GP1 a/c	224,236
R C Greig Nominees Ltd SA1 a/c	109,759
Reflex Nominees Ltd	734
State Street	10,171
State Street Bank and Trust Co	19,620
State Street Boston	498,333
Sumitomo TB	3,029
Wells Fargo Seattle - Wire Ban	9,551
Zeban Nominees Ltd	5,083

5. Number of shares/amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares/amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 31 March 2005 (re interests as at 23 March 2005)

12. Total holding following this notification: 22,616,375 shares

13. Total percentage holding of issued class following this notification: 4.02%

14. Contact name for queries: Neil Burdett

15. Contact telephone number: 020 8457 8229

16. Name of company official responsible for making notification: Neil Burdett

17. Date of notification: 31 March 2005

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Doc re. Interim Report
Released	10:23 05-Apr-05
Number	6208K

smiths

The Company's Interim Report and Accounts 2005 has been submitted to the UK Listing Authority for publication through the Document Viewing Facility.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Shareholding
Released	15:56 08-Apr-05
Number	8488K

08 April 2005

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Smiths Group plc

2 Name of director: Alan Matthew Thomson

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holdings of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single Co PEP and if discretionary/non discretionary:

Exercise of option in respect of 9,555 shares granted under the Smiths Industries Senior Executive Deferred Share Scheme
Exercise of option in respect of 62,500 shares granted under the Smiths Industries (1984) Executive Share Option Scheme and the sale of those shares

7 Number of shares/amount of stock acquired: 72,055

8 Percentage of issued class: <0.01%

9 Number of shares/amount of stock disposed: 62,500

10 Percentage of issued class: <0.01%

11 Class of security: Ordinary shares of 25p

12 Price per share: 0.1p (option exercise price for Deferred Share Scheme Exercise)
Price per share: 480p (option exercise price for Executive Option Exercise)
Price per share: 886.136p (sale of 62,500 shares)

13 Date of transaction: 08 April 2005

14 Date company informed: 08 April 2005

15 Total holding following this notification: 114,386

16 Total percentage holding of issued class following this notification: <0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Guy Norris

24 Contact telephone number: 020 8457 8326

25 Name of company official responsible for making notification: Guy Norris

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:18 25-Apr-05
Number	4541L

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 220,000 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

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